HypoVereinsbank

03032375

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Bayerische Hypotheken Und Wechsel Bank

Munich, September 24th, 2003

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- the listing prospectus of Hypo Real Estate Holding AG, Munich, Germany as of September 19, 2003

You will receive the item listed above in the German language. The English language version will be filed to you a.s.a.p.

SUPPL

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

By: Richard Speich
Name: Richard Speich
Title: IR Manager

SEC MAIL PROCESSING RECEIVED SEP 30 2003 WASH. D.C. 181 SECTION

Enclosure

dw 10/1

19. September 2003

File No.
82-3777

Hypo Real Estate
GROUP

Börsenzulassungsprospekt

für die Zulassung von

Stück 130.433.775 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)

– Wertpapier-Kenn-Nummer 802 770 –
– ISIN DE 000 802 770 7 –
– Common Code 17329707 –

jeweils mit einem auf die einzelne Stückaktie entfallenden rechnerischen Nennbetrag von € 3,- und mit voller Gewinnanteilberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard)

sowie

Stück 2.000.000 auf den Inhaber lautenden Genussscheinen

– Wertpapier-Kenn-Nummer 802 773 –
– ISIN DE 000 802 773 1 –
– Common Code 17329871 –

jeweils mit einem Nennbetrag von DM 100,- (rund € 51,13) und mit Ausschüttungsberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse (General Standard)

aus der bereits zum Handelsregister angemeldeten und voraussichtlich am 1. oder 2. Oktober 2003 in das Handelsregister einzutragenden Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, gemäß Beschluss ihrer ordentlichen Hauptversammlung vom 14. Mai 2003 auf die im Rahmen der Abspaltung neu zu gründende Hypo Real Estate Holding AG, München, (Abspaltung zur Neugründung)

der
künftigen

Hypo Real Estate Holding AG

München

INHALTSVERZEICHNIS

ALLGEMEINE INFORMATIONEN

Entstehung der Hypo Real Estate Holding AG

Soweit nicht anders angegeben unterstellen sämtliche Darstellungen in diesem Börsenzulassungsprospekt (der "Prospekt"), dass die am 14. Mai 2003 von der ordentlichen Hauptversammlung der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, (die "HVB AG" und zusammen mit ihren direkten und indirekten Tochter- und Beteiligungsgesellschaften die "HVB Group") beschlossene Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts der HVB AG auf die im Rahmen der Abspaltung neu zu gründende Hypo Real Estate Holding AG, München, (die "Gesellschaft" oder "Hypo Real Estate Holding" und zusammen mit ihren direkten und indirekten Tochter- und Beteiligungsgesellschaften die "Hypo Real Estate Group") wie geplant voraussichtlich am 1. oder 2. Oktober 2003 im Handelsregister eingetragen und damit wirksam wird und dass die derzeit in Gründung befindliche künftige Hypo Real Estate Holding AG damit rechtswirksam entsteht. Der Vorstand und der Aufsichtsrat der in Gründung befindlichen künftigen Gesellschaft wurden bereits bestellt.

Verantwortlichkeit für den Prospektinhalt

Die Gesellschaft und die HVB AG übernehmen gemäß den §§ 44 ff. Börsengesetz ("BörsG") die Verantwortung für den Inhalt dieses Prospekts und erklären, dass ihres Wissens die Angaben in diesem Prospekt richtig sind und keine wesentlichen Umstände ausgelassen worden sind.

Die Veröffentlichung eines Nachtrags zu diesem Prospekt hinsichtlich des Wirksamwerdens der Abspaltung, der Aktien der Gesellschaft sowie sonstiger Umstände, die seit der Veröffentlichung dieses Prospekts eingetreten sind und die für die Beurteilung der Gesellschaft oder ihrer Aktien von wesentlicher Bedeutung sind, erfolgt in der Börsen-Zeitung sowie im Bundesanzeiger.

Einsichtnahme in Unterlagen

Die in diesem Prospekt genannten öffentlich zugänglichen gesellschaftsbezogenen Unterlagen, insbesondere der Spaltungsplan, Spaltungsbericht und Spaltungsprüfungsbericht, sowie künftige Geschäftsberichte und Zwischenberichte sind während der üblichen Geschäftszeiten in den Geschäftsräumen der Gesellschaft, Unsöldstraße 2, 80538 München, erhältlich bzw. einzusehen. Der Spaltungsplan, Spaltungsbericht und Spaltungsprüfungsbericht sind während der üblichen Geschäftszeiten auch in den Geschäftsräumen der HVB AG, MOO6, Arabellastraße 12, 81925 München, erhältlich bzw. einzusehen.

Gegenstand des Prospekts

Die Hypo Real Estate Holding AG entsteht mit Wirksamwerden der bereits zum Handelsregister angemeldeten und voraussichtlich am 1. oder 2. Oktober 2003 in das Handelsregister einzutragenden verhältniswahrenden Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts der HVB AG gemäß Beschluss der ordentlichen Hauptversammlung der HVB AG vom 14. Mai 2003 auf die im Rahmen der Abspaltung neu zu gründende Gesellschaft. Als Folge der Abspaltung werden die bisherigen HVB AG-Aktionäre im selben Verhältnis die alleinigen Aktionäre der Gesellschaft.

Gegenstand dieses Prospekts sind sämtliche Stück 130.433.775 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der künftigen Hypo Real Estate Holding AG, jeweils mit einem auf die einzelne Stückaktie entfallenden rechnerischen Nennbetrag von € 3,- (insgesamt € 391.301.325,-) und mit voller Gewinnanteilberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr ("Stammaktien"), sowie das gesamte Genusskapital der künftigen Hypo Real Estate Holding AG in Höhe von DM 200.000.000,- (€ 102.258.376,24), eingeteilt in Stück 2.000.000 Genussscheine (die "Genussscheine"), jeweils mit einem Nennbetrag von DM 100,- (rund € 51,13) und mit Ausschüttungsberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr.

Zukunftsgerichtete Aussagen, statistische Daten und Portfolioangaben

Dieser Prospekt enthält bestimmte in die Zukunft gerichtete Aussagen einschließlich Angaben unter Verwendung der Worte "geht davon aus", "erwartet", "beabsichtigt" oder Formulierungen ähnlicher Art. Dies gilt insbesondere für die Kapitel "Risikofaktoren", "Geschäftstätigkeit" und "Geschäftsgang und -aussichten" und immer dort, wo der Prospekt Angaben über die zukünftige finanzielle Ertragsfähigkeit, Pläne, Erwartungen, Wachstum und Profitabilität in Bezug auf das zukünftige Geschäft der Hypo Real Estate Group sowie wirtschaftliche Rahmenbedingungen, denen die Hypo Real Estate Group ausgesetzt ist, enthält. Solche in die Zukunft gerichteten Aussagen unterliegen Risiken, Ungewissheiten, Annahmen und anderen Faktoren, die dazu führen können, dass die tatsächlichen Ergebnisse einschließlich der Finanzlage und der Profitabilität der Hypo Real Estate Group oder von Finanzinstitutionen generell wesentlich von denjenigen abweichen oder negativer ausfallen als diejenigen, die in diesen Aussagen ausdrücklich oder implizit angenommen oder beschrieben werden. Zu diesen Faktoren gehören unter anderem:

- grundsätzliche wirtschaftliche Bedingungen, insbesondere solche in den Kerngeschäftsfeldern und -märkten der Hypo Real Estate Group;
- die Entwicklung der globalen Finanz- und Immobilienmärkte, Zinssatzschwankungen und Wechselkursentwicklungen, insbesondere im Hinblick auf den Wechselkurs zwischen Euro und US-Dollar;
- die Entwicklung der Kreditrisiken;
- Änderungen der Refinanzierungsbedingungen der Hypo Real Estate Group, insbesondere Ratingveränderungen;
- die Entwicklung der Wettbewerbssituation auf lokaler, regionaler, nationaler und globaler Ebene;
- Änderungen von Gesetzen und Verordnungen, insbesondere in der Europäischen Union und den Vereinigten Staaten von Amerika;
- Änderungen in der Politik der Zentralbanken und/oder in- bzw. ausländischer Regierungen;
- Terroranschläge, Kriegsereignisse und deren Folgen

und sonstige in diesem Prospekt genannte Faktoren. Die Gesellschaft und die unterzeichnende Bank übernehmen keinerlei Verpflichtung, solche zukunftsgerichteten Aussagen fortzuschreiben und an zukünftige Ereignisse oder Entwicklungen anzupassen.

Darüber hinaus enthält dieser Prospekt statistische Daten und Voraussagen, die aus Branchenpublikationen entnommen oder daraus abgeleitet und von der Gesellschaft nicht verifiziert wurden.

Soweit nicht anders angegeben, beziehen sich sämtliche Portfolioangaben in diesem Prospekt auf die Volumina ausgereichter Darlehen.

Bezugnahme auf Währungen

Bezugnahmen in diesem Prospekt auf "Euro", "EUR" oder "€" beziehen sich auf die gemeinsame Währung von zwölf Mitgliedstaaten der Europäischen Wirtschafts- und Währungsunion, die am 1. Januar 2002 an die Stelle der Landeswährungen der betreffenden Staaten trat. Bezugnahmen auf "DM" beziehen sich auf die vor der Einführung des Euro geltende Landeswährung der Bundesrepublik Deutschland. Bezugnahmen auf "USD" beziehen sich auf den Dollar der Vereinigten Staaten von Amerika, Bezugnahmen auf "GBP" beziehen sich auf das Britische Pfund, Bezugnahmen auf "CHF" beziehen sich auf den Schweizer Franken, Bezugnahmen auf "NOK" beziehen sich auf die Norwegische Krone und Bezugnahmen auf "JPY" beziehen sich auf den Japanischen Yen.

Den in diesem Prospekt aufgeführten Euro-Beträgen liegt der gesetzliche Umrechnungskurs von DM 1,95583 je € 1,- zugrunde. Die Gesellschaft veröffentlicht ihre Abschlüsse in Euro.

DIE ZUTEILUNG UND BÖRSENNOTIERUNG DER AKTIEN UND GENUSSSCHEINE DER HYPO REAL ESTATE HOLDING AG

Das nachfolgende Kapitel enthält den voraussichtlichen Inhalt einer für den 4. Oktober 2003 geplanten Veröffentlichung der HVB AG in der Börsen-Zeitung und anschließend im Bundesanzeiger bezüglich der ersten Aufforderung zur Entgegennahme der Aktien und Genussscheine der Hypo Real Estate Holding sowie weitere die Börsennotierung der Stammaktien und der Genussscheine betreffende Informationen.

Die HVB AG als übertragende Gesellschaft hat beschlossen, das in der DIA Vermögensverwaltungs-GmbH ("DIA GmbH") zusammengefasste gewerbliche Immobilienfinanzierungsgeschäft gemäß § 123 Abs. 2 Nr. 2 Umwandlungsgesetz ("UmwG") durch Abspaltung der Geschäftsanteile an der DIA GmbH auf die im Wege der Abspaltung neu zu gründende Hypo Real Estate Holding als übernehmende Gesellschaft gegen Gewährung von Aktien der übernehmenden Gesellschaft zu übertragen. In dem am 26. März 2003 aufgestellten Spaltungsplan ist ein Spaltungsverhältnis (Zuteilungsverhältnis) von 4:1 festgelegt. Die ordentliche Hauptversammlung der HVB AG hat am 14. Mai 2003 dem Spaltungsplan vom 26. März 2003 nebst allen Bestandteilen, insbesondere der Satzung der Hypo Real Estate Holding, zugestimmt. Der Abspaltung wurde eine von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstraße 29, 80339 München ("KPMG"), der Abschlussprüferin der HVB AG, geprüfte und mit uneingeschränktem Bestätigungsvermerk versehene Bilanz zum 31. Dezember 2002 als Schlussbilanz zugrunde gelegt.

Die Abspaltung der Hypo Real Estate Holding wird mit den Eintragungen der Abspaltung voraussichtlich am 1. oder 2. Oktober 2003 in die für die HVB AG und die Hypo Real Estate Holding beim Amtsgericht München geführten Handelsregister rechtswirksam werden. Unmittelbar nach Wirksamwerden der Abspaltung werden die Aktionäre der HVB AG entsprechend der im Spaltungsplan festgelegten Zuteilungsrelation im gleichen Verhältnis an der Hypo Real Estate Holding beteiligt sein, wie sie es an der HVB AG sind (verhältniswahrende Abspaltung). Mit Beschluss des Landgerichts München I vom 11. März 2003 wurde Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, München, ("Ernst & Young") zum Spaltungsprüfer bestellt. Der Spaltungsplan wurde von Ernst & Young als Spaltungsprüfer geprüft. Die Spaltungsprüfer haben in ihrer abschließenden Erklärung zum Spaltungsprüfungsbericht vom März 2003 u.a. bestätigt, dass das vorgesehene Bezugsverhältnis nicht zu beanstanden ist.

Für die Zuteilung und Börsennotierung der Aktien und Genussscheine der Hypo Real Estate Holding gilt folgendes:

Zuteilungsverhältnis

Aktien

Mit Wirksamwerden der Abspaltung werden die Aktionäre der HVB AG im Verhältnis ihrer Beteiligung entsprechend dem im Spaltungsplan festgelegten Zuteilungsverhältnis von 4:1 zugleich Aktionäre der Hypo Real Estate Holding.

Nach Maßgabe des Spaltungsplans entfallen daher auf die Aktionäre der HVB AG mit Wirksamwerden der Abspaltung

- auf je vier auf den Inhaber lautende Stammaktien (Stückaktien) der HVB AG (ISIN DE 000 802 200 5 / WKN 802 200) je eine auf den Inhaber lautende Stammaktie (Stückaktie) der Hypo Real Estate Holding (ISIN DE 000 802 770 7 / WKN 802 770); und
- auf je vier auf den Namen lautende Vorzugsaktien ohne Stimmrecht (Stückaktien) der HVB AG (ISIN DE 000 802 203 9 / WKN 802 203) je eine auf den Inhaber lautende Vorzugsaktie ohne Stimmrecht (Stückaktie) der Hypo Real Estate Holding (ISIN DE 000 802 771 5 / WKN 802 771),

jeweils mit einem anteiligen Betrag am Grundkapital von € 3,- je Stückaktie und ausgestattet mit voller Gewinnanteilberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr.

Genussscheine

Die HVB AG hat im Jahre 1997 Genussscheine (ISIN DE 000 802 180 9 / WKN 802 180) emittiert. Entsprechend dem festgelegten Zuteilungsverhältnis von 4:1 ist vorgesehen, dass die Hypo Real Estate Holding mit Wirksamwerden der Abspaltung anteilig die Verpflichtung der HVB AG zur Bedienung und Rückzahlung der Genussscheine übernehmen wird. Im Rahmen der Abspaltung wurde

zugleich die ursprüngliche Stückelung von DM 1.000,- (rund € 511,29) je Genussschein auf eine Stückelung von DM 100,- (rund € 51,13) je Genussschein umgestellt.

Zur Anpassung der Genussrechte der HVB AG an die Abspaltung vermindert sich mit Wirksamwerden der Abspaltung der in den Genussscheinbedingungen der Genussrechte der HVB AG festgelegte Nennbetrag von DM 1.000.000.000,- (rund € 511.291.881,20) um DM 200.000.000,- (rund € 102.258.376,24) auf DM 800.000.000,- (rund € 409.033.504,96), eingeteilt in 8.000.000 auf den Inhaber lautende Genussscheine im Nennbetrag von je DM 100,- (rund € 51,13).

Die Inhaber von Genussscheinen der HVB AG erhalten daher für einen Genussschein im Nennbetrag von DM 1.000,- (rund € 511,29) Genussscheine der HVB AG im Gesamtnennbetrag von DM 800,- (rund € 409,03), eingeteilt in acht Genussscheine im Nennbetrag von je DM 100,- (rund € 51,13), sowie Genussscheine der Hypo Real Estate Holding AG im Gesamtnennbetrag von DM 200,- (rund € 102,26), eingeteilt in zwei Genussscheine im Nennbetrag von je DM 100,- (rund € 51,13). Die Genussscheine der Hypo Real Estate Holding haben eine Ausschüttungsberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr.

Treuhänder

Hinsichtlich der Zuteilung der Stamm- bzw. Vorzugsaktien der Hypo Real Estate Holding ist vorgesehen, dass die Wirtschaftsprüfungsgesellschaft Warth & Klein GmbH, Düsseldorf, für die Aktionäre der HVB AG als Treuhänder gemäß §§ 135, 125 UmwG in Verbindung mit § 71 Abs. 1 Satz 1 UmwG tätig wird. Der Treuhänder hat die HVB AG beauftragt, für ihn alle im Zusammenhang mit der Durchführung der Aktienzuteilung stehenden Tätigkeiten abzuwickeln.

Für die Zuteilung der Genussscheine ist die Bestellung eines Treuhänders nicht erforderlich und auch nicht vorgesehen.

Durchführung der Zuteilung

Zuteilung der Stammaktien

Zur Entgegennahme der Stammaktien der Hypo Real Estate Holding werden die Aktionäre der HVB AG gebeten werden, den als Berechtigungsnachweis dienenden Gewinnanteilschein Nr. 74 der Aktien der HVB AG voraussichtlich in der Zeit vom 6. Oktober 2003 bis 7. Januar 2004 (einschließlich) bei einer inländischen Geschäftsstelle der HVB AG oder bei einem anderen Kreditinstitut zur Weiterleitung an diese während der üblichen Schalterstunden einzureichen.

Für Aktionäre der HVB AG, die ihre auf den Inhaber lautenden Stammaktien bei einem Kreditinstitut in einem Girosammeldepot oder in einem Streifbanddepot verwahren lassen, wird die Zuteilung der Stammaktien der Hypo Real Estate Holding ohne besonderen Auftrag erfolgen.

Aktionäre der HVB AG, die ihre auf den Inhaber lautenden Stammaktien in Eigenverwahrung halten, werden in der Bekanntmachung vom 4. Oktober 2003 gebeten werden, die als Berechtigungsnachweis dienenden Gewinnanteilscheine Nr. 74 zur Erhebung der Stammaktien der Hypo Real Estate Holding innerhalb der oben genannten Frist bei einer inländischen Geschäftsstelle der HVB AG oder bei einem anderen Kreditinstitut zur Weiterleitung an diese einzureichen. Von diesem Kreditinstitut wird dem einreichenden Aktionär eine Depotgutschrift zugunsten eines Depots über die zugeteilten Aktien nach dem Zuteilungsverhältnis erteilt werden. Die Depotbuchungen werden voraussichtlich am 3. Oktober 2003, nach Börsenschluss, in der Weise vorgenommen werden, dass die Depotbanken hinsichtlich der bei ihnen verwahrten Depotbestände in Stammaktien der HVB AG für je vier Stammaktien dem jeweiligen Inhaber eine Stammaktie der Hypo Real Estate Holding zubuchen.

Inhabern von American Depositary Receipts ("ADRs") der HVB AG werden die Aktien der Hypo Real Estate Holding in Form von ADRs über die JPMorgan Chase Bank, New York, als Depositary Bank zugeteilt.

Der Anspruch der Aktionäre der Hypo Real Estate Holding auf Verbriefung ihrer Anteile ist gemäß der Satzung ausgeschlossen. Die Stammaktien der Hypo Real Estate Holding werden in einer Globalurkunde verbrieft und bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt.

Soweit Bestände in auf den Inhaber lautenden Stammaktien der HVB AG nicht durch vier geteilt werden können, stehen den betreffenden Aktionären Teilrechte an einer Stammaktie der Hypo Real Estate Holding zu.

Da mit Teilrechten grundsätzlich keine Aktionärsrechte geltend gemacht werden können, werden diejenigen Stammaktionäre der HVB AG, denen Teilrechte zugebucht werden, in der Bekanntmachung vom 4. Oktober 2003 gebeten werden, ihren Depotbanken ab dem 6. Oktober 2003, spätestens jedoch bis zum 7. Januar 2004 (einschließlich), eine Weisung zu erteilen, entweder ihre Teilrechte durch Zukauf von weiteren Teilrechten zum Erwerb weiterer ganzer Stammaktien der Hypo Real Estate Holding zusammenzuführen oder ihre bestehenden Teilrechte zu verkaufen.

Soweit ein Auftrag zur Spitzenregulierung nicht erteilt wird, werden die auf die zugeteilten Stammaktien der Hypo Real Estate Holding entfallenden Teilrechte nach Ablauf einer angemessenen Frist zu ganzen Stammaktien zusammengelegt und börslich veräußert. Der Erlös wird den betreffenden Stammaktionären der Hypo Real Estate Holding entsprechend der auf sie entfallenden Teilrechte ausgezahlt.

Zuteilung der Vorzugsaktien

Da der einzige Vorzugsaktionär die auf den Namen lautenden Vorzugsaktien ohne Stimmrecht der HVB AG in einem Streifbanddepot verwahren lässt, wird die Zuteilung der auf diese Aktien entfallenden, auf den Inhaber lautenden Vorzugsaktien ohne Stimmrecht der Hypo Real Estate Holding separat nach Eintragung der Abspaltung in die jeweiligen Handelsregister durch den Treuhänder erfolgen.

Zuteilung der Genussscheine

Die seinerzeit von der HVB AG begebenen Genussscheine im Gesamtnennbetrag in Höhe von DM 1.000.000.000,- (rund € 511.291.881,20) sind in Globalurkunden verbrieft und bei der Clearstream Banking AG hinterlegt; infolge der Abspaltung verbriefen diese künftig nur noch Genussrechte im Gesamtnennbetrag in Höhe von DM 800.000.000,- (rund € 409.033.504,96). Die aus der Abspaltung resultierenden Genussscheine der Gesellschaft im Gesamtnennbetrag von DM 200.000.000,- (rund € 102.258.376,24), eingeteilt in 2.000.000 Genussscheine mit einem Nennbetrag von je DM 100,- (rund € 51,13), werden in einer Globalurkunde verbrieft und bei der Clearstream Banking AG hinterlegt.

Für die Zuteilung der Genussscheine der Hypo Real Estate Holding wird von den Genussscheininhabern nichts zu veranlassen sein.

Die Depotbuchungen werden voraussichtlich am 3. Oktober 2003, nach Börsenschluss, in der Weise vorgenommen werden, dass die Depotbanken die bei ihnen verwahrten Depotbestände in Genussscheinen der HVB AG im Zuteilungsverhältnis 4:1 auf die Genussscheine der Hypo Real Estate Holding wie folgt buchen: Für einen Genussschein der HVB AG im Nennbetrag von DM 1.000,- (rund € 511,29) werden dem jeweiligen Inhaber zwei Genussscheine der Hypo Real Estate Holding im Gesamtnennbetrag von DM 200,- (rund € 102,26), eingeteilt in zwei Genussscheine im Nennbetrag von je DM 100,- (rund € 51,13) zugebucht werden; gleichzeitig wird der Depotbestand an Genussscheinen der HVB AG auf einen Gesamtnennbetrag von DM 800,- (rund € 409,03), eingeteilt in acht Genussscheine im Nennbetrag von je DM 100,- (rund € 51,13) reduziert.

Provisions- und spesenfreie Zuteilung

Die Zuteilung der Stamm- und Vorzugsaktien der Hypo Real Estate Holding, die Depotbuchungen für die Genussscheine der Hypo Real Estate Holding und der HVB AG sowie der Auftrag zur Regulierung von anfallenden Teilrechten auf Stammaktien der Hypo Real Estate Holding erfolgen für die Aktionäre und Genussscheininhaber mit Depotbankverbindung innerhalb Deutschlands provisions- und spesenfrei.

Börsenzulassung und Notierungsaufnahme

Der Prospekt der Hypo Real Estate Holding wurde am 19. September 2003 gebilligt und wird bei der Hypo Real Estate Holding, Unsöldstraße 2, 80538 München, bei der HVB AG, MOO6,

Arabellastraße 12, 81925 München, und bei der Frankfurter Wertpapierbörse, Zulassungsstelle, Neue Börsenstraße 1, 60487 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten.

Es ist vorgesehen, die 130.433.775 Stammaktien der Hypo Real Estate Holding zum amtlichen Markt der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) am 2. Oktober 2003 zuzulassen. Des Weiteren sollen die 2.000.000 Genussscheine mit einem Nennbetrag von DM 100,- (rund € 51,13) je Genussschein der Hypo Real Estate Holding ebenfalls am 2. Oktober 2003 zum amtlichen Markt der Frankfurter Wertpapierbörse (General Standard) zugelassen werden. Dazu ist vorgesehen, nach erfolgter Zulassung durch die Frankfurter Wertpapierbörse voraussichtlich am 4. Oktober 2003 die Zulassung sowie sonstige Umstände, die seit der Veröffentlichung des Prospekts eingetreten und die für die Beurteilung der Gesellschaft oder ihrer Aktien von wesentlicher Bedeutung sind, in einem Nachtrag zu diesem Prospekt in der Börsen-Zeitung und im Bundesanzeiger zu veröffentlichen.

Der Handel für die 130.433.775 Stammaktien der Hypo Real Estate Holding im amtlichen Markt (Prime Standard) und der Handel für die 2.000.000 Genussscheine der Hypo Real Estate Holding im amtlichen Markt (General Standard) an der Frankfurter Wertpapierbörse wird voraussichtlich am 6. Oktober 2003 aufgenommen. Eine Börsenzulassung der Vorzugsaktien der Hypo Real Estate Holding ist nicht vorgesehen. Es ist beabsichtigt, die Stammaktien der Gesellschaft auch an der Wiener Börse zu notieren.

Die Zulassung und Notierung der Aktien und Genussscheine der HVB AG an den jeweiligen Wertpapierbörsen bleibt unverändert aufrechterhalten.

Hinterlegung

Diejenigen Stammaktien der Hypo Real Estate Holding, die nicht fristgerecht gegen Einreichung des als Berechtigungsnachweis dienenden Gewinnanteilscheins Nr. 74 der Stammaktien der HVB AG abgefordert werden, werden zu gegebener Zeit für die Berechtigten beim zuständigen Amtsgericht hinterlegt.

Lieferbarkeit

Nachdem der Anspruch der Aktionäre der Hypo Real Estate Holding auf Verbriefung ihrer Anteile gemäß der Satzung ausgeschlossen ist, werden die Stammaktien der Hypo Real Estate Holding in einer Globalurkunde verbrieft und bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt werden; die Stammaktionäre werden an diesem Sammelbestand an Stammaktien entsprechend ihrem Anteil als Miteigentümer beteiligt sein. Die Vorzugsaktien der Hypo Real Estate Holding werden in einer Globalurkunde verbrieft und für den einzigen Vorzugsaktionär bei der HVB AG in Streifbandverwahrung gehalten. Es ist nicht vorgesehen, effektive Aktienurkunden auszugeben.

Die Genussscheine der Hypo Real Estate Holding werden in einer Globalurkunde verbrieft und bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt werden; die Genussscheininhaber werden an diesem Sammelbestand an Genussscheinen entsprechend ihrem Anteil als Miteigentümer beteiligt sein.

Designated Sponsors

Designated Sponsors der Hypo Real Estate Holding sind die HVB AG und die Morgan Stanley Bank AG, Frankfurt am Main.

Wertpapierkennnummern, Börsenkürzel

Wertpapier-Kenn-Nummer für die Stammaktien: 802 770
ISIN-Code für die Stammaktien: DE 000 802 770 7
Common Code für die Stammaktien: 17329707
Börsenkürzel: HRX

Wertpapier-Kenn-Nummer für die Genussscheine: 802 773
ISIN-Code für die Genussscheine: DE 000 802 773 1
Common Code für die Genussscheine: 17329871

ADR-Programm

Es ist vorgesehen, im Zusammenhang mit der Abspaltung ein Level I ADR-Programm für die Aktien der Hypo Real Estate Holding durch die JPMorgan Chase Bank, als Depositary Bank, in den Vereinigten Staaten von Amerika aufzulegen. Anleger im Ausland können daher nach Wirksamwerden der Abspaltung Stammaktien der Hypo Real Estate Holding in Form von ADRs handeln. ADRs sind in US-Dollar ausgestellte Zertifikate, wobei im Fall des Level I ADR-Programms der Hypo Real Estate Holding ein ADR eine Stammaktie der Hypo Real Estate Holding verbrieft. Der Aktionär hält nicht die Stammaktien selbst, sondern nur das Zertifikat. Im Zusammenhang mit der Erstellung des ADR-Programms werden die Hypo Real Estate Holding und die JPMorgan Chase Bank ein Deposit Agreement abschließen, welches u.a. die Rechte und Pflichten der ADR-Inhaber regelt.

Bekanntmachungen, Zahl- und Hinterlegungsstelle

Bekanntmachungen der Gesellschaft erfolgen satzungsgemäß im elektronischen Bundesanzeiger; sie sollen gemäß der Satzung auch auf einer Internet-Seite der Gesellschaft für ihre Aktionäre zur Verfügung gestellt werden. Die Stammaktien und die Genussscheine betreffende Mitteilungen werden ebenfalls im elektronischen Bundesanzeiger sowie in einem überregionalen Börsenpflichtblatt der Frankfurter Wertpapierbörse veröffentlicht.

Zahl- und Hinterlegungsstelle ist die HVB AG.

Kosten der Emission

Die Kosten der Emission belaufen sich voraussichtlich insgesamt auf ca. € 5,9 Mio. Davon entfallen ca. € 3,1 Mio. auf die Vergütung der emissionsbegleitenden Banken.

ZUSAMMENFASSUNG DES PROSPEKTS

Die nachfolgende Zusammenfassung ist im Zusammenhang mit den an anderer Stelle dieses Prospekts enthaltenen detaillierten Informationen sowie mit den Finanzinformationen zu lesen.

Die Hypo Real Estate Group

Die Hypo Real Estate Group ist einer der führenden internationalen Anbieter von gewerblichen Immobilienfinanzierungen. Die für die Geschäftsstrategie der Hypo Real Estate Group zentralen Immobilienmärkte sind Deutschland, Frankreich, das United Kingdom ("UK") und die USA. Darüber hinaus ist die Hypo Real Estate Group auch in Dänemark, Italien, Luxemburg, den Niederlanden, Österreich, Portugal, Schweden, der Schweiz, Spanien sowie mehreren zentral- und osteuropäischen Ländern tätig. Zu den gewerblichen Immobilienfinanzierungsaktivitäten zählt die Gesellschaft schwerpunktmäßig die Akquisition, Strukturierung und Bereitstellung von Cashflow-basierten Finanzierungen für professionelle Immobilienkunden.

Die Hypo Real Estate Holding ist eine Finanzholding-Gesellschaft im Sinne des Gesetzes über das Kreditwesen ("KWG") und selbst nicht operativ tätig. Die Holding ist im Wesentlichen in folgenden Funktionen tätig: Group Corporate Office (inklusive Investor Relations und Kapitalmarktkommunikation), Recht, Rechnungswesen und Steuern sowie Finanz-/Risiko-Controlling und Planung. Das operative Geschäft innerhalb der Hypo Real Estate Group wird von drei unabhängig voneinander operierenden Geschäftseinheiten betrieben: der Hypo Real Estate Bank International und ihren direkten und indirekten Tochter- und Beteiligungsgesellschaften (zusammen "Hypo International"), der Württembergische Hypothekenbank Aktiengesellschaft (zusammen mit ihren Tochter- und Beteiligungsgesellschaften "WürttHyp") sowie der Hypo Real Estate Bank Aktiengesellschaft (zusammen mit ihren direkten und indirekten Tochter- und Beteiligungsgesellschaften "HRE Bank") und der Westfälische Hypothekenbank Aktiengesellschaft (zusammen mit ihren Tochter- und Beteiligungsgesellschaften "WestHyp", diese zusammen mit der HRE Bank "Hypo Deutschland"). Die drei operativen Geschäftseinheiten sind mit einem eigenständigen Marktauftritt in – von punktuellen Überschneidungen abgesehen – verschiedenen Marktsegmenten tätig und verfügen aufgrund ihrer separaten Kreditratings über voneinander unabhängige Refinanzierungsmöglichkeiten.

Die Hypo Real Estate Bank International mit Sitz in Dublin, Irland, ist mit einer Vollbanklizenz ausgestattet. Niederlassungen bestehen in Italien, Luxemburg, Schweden und im UK; weitere Niederlassungen werden derzeit in Deutschland, Frankreich, den Niederlanden, Portugal und Spanien gegründet. Die Errichtung einer Repräsentanz in Japan ist für Anfang 2004 geplant. Vertriebsgesellschaften bestehen in Frankreich, Italien, Spanien, UK und den USA. Die Hypo International wird primär auf die Fortführung und Ausdehnung des bisherigen transaktionsorientierten Geschäftsmodells im Ausland abzielen. Es ist angestrebt, pro Jahr eine begrenzte Zahl mittel- und großvolumiger Transaktionen für leistungsfähige Investoren und für Developer durchzuführen. Diese Transaktionen sollen zu großen Teilen syndiziert, ausplatziert oder verbrieft werden. Aufgrund der Ausrichtung auf internationale gewerbliche Immobilienkunden reicht die Produktpalette der Hypo International von der Finanzierung großvolumiger und komplexer Immobilienprojekte über die Beratung bei der Akquisition oder Veräußerung von Immobilienportfolios und -gesellschaften bis hin zur Strukturierung von Investitionsmöglichkeiten in immobiliengetragene Werte in direkter oder verbriefter Form. Das der Hypo International zuzurechnende Kreditportfolio (inklusive der PBI Lux) belief sich zum 31. Mai 2003 auf ca. € 15,0 Mrd. Darüber hinaus ist der Erwerb des bestehenden US-Portfolios der HVB AG in Höhe von ca. € 4,6 Mrd. (Stand: 31. Mai 2003) geplant.

Wichtige Beteiligungen der Hypo Real Estate Bank International sind die Pfandbrief Bank International S.A., Luxemburg, ("PBI Lux") und die Real Estate Capital Gesellschaften ("RECs") in Frankreich, Italien, Spanien, UK und den USA. Die innerhalb der Hypo International agierenden Immobilienfinanzierungseinheiten (mit Ausnahme der PBI Lux) betreiben gewerbliches Immobilienfinanzierungsgeschäft (einschließlich Real Estate Investment Banking) schwerpunktmäßig in Europa und den USA. Die PBI Lux war bisher ausschließlich auf Kommunalgeschäft fokussiert, wird jedoch zukünftig auch Hypothekengeschäft betreiben und stärker in die Treasury-Organisation der Hypo International integriert.

Die WürttHyp mit Sitz in Stuttgart wird ihr bisher praktiziertes Geschäftsmodell fortführen, das vorwiegend auf internationales deckungsstockfähiges Geschäft ausgerichtet ist. Sie verfügte zum 31. Mai 2003 über ein breit diversifiziertes Portfolio im Hypotheken- und Kommunalgeschäft von ca. € 25,1 Mrd. und generiert mittlerweile den weit überwiegenden Teil ihres Hypothekenneugeschäfts im Ausland (mehr als 95 % im Jahre 2002). Sie akquiriert ihr Neugeschäft sowohl unter eigenem Namen als auch in Zukunft zusätzlich über die Hypo International und stellt zusammen mit der PBI Lux das Kompetenzzentrum für die Refinanzierung des durch Grundpfandrechte gesicherten Auslandskreditgeschäfts der Hypo Real Estate Group dar.

Die HRE Bank mit Sitz in München ist eine Hypothekenbank mit Gemischtbankprivileg und vorwiegend in Deutschland tätig. Ihre Tochtergesellschaft WestHyp mit Sitz in Dortmund schloss in den letzten zwei Jahren über die Hälfte ihres Neugeschäfts im Ausland ab, im Wesentlichen in den Niederlanden und im UK. Es ist geplant, die WestHyp auf die HRE Bank zu verschmelzen. Zusammen verfügten beide Gesellschaften zum 31. Mai 2003 über ein Kreditportfolio von ca. € 84,4 Mrd. (ohne FGH Bank). Das darin enthaltene Hypothekenportfolio hat ein Bestandsvolumen von ca. € 42,2 Mrd. und stammt größtenteils aus dem Bestand der HRE Bank. Beide Gesellschaften werden in den nächsten Jahren primär ihr vorhandenes Portfolio umstrukturieren und reduzieren und beabsichtigen, Neugeschäft nur selektiv und zu akzeptablen Konditionen zu tätigen. Auch Prolongationen sollen nur noch zu Margen durchgeführt werden, die dem Ertragsanspruch der beiden Gesellschaften gerecht werden. Die Beteiligung der HRE Bank an der Assumij Beheer B.V., die wiederum sämtliche Anteile an der FGH Bank N.V., Utrecht, ("FGH Bank") hält, soll verkauft werden. Ein diesbezüglicher Letter of Intent wurde bereits unterzeichnet. Zum 31. Mai 2003 hatte die FGH Bank Kredite in Höhe von ca. € 4,2 Mrd. zugesagt.

Im Kommunalgeschäft werden die WürttHyp und die Hypo Deutschland in Zukunft aufgrund der geringen Marge auf Neugeschäft weitestgehend verzichten. Das bei der WürttHyp und der Hypo Deutschland bestehende Portfolio aus kleineren privaten Baufinanzierungen soll ebenfalls auslaufen.

Die drei operativen Einheiten der Hypo Real Estate Group haben nicht nur eigenständige Kreditratings, sondern ihnen stehen auch aufgrund ihrer unterschiedlichen Geschäftsstrukturen verschiedene Möglichkeiten der Refinanzierung zur Verfügung. Die Gesellschaften der Hypo Real Estate Group refinanzieren die ausgereichten Darlehen und ihr sonstiges Aktivgeschäft auf dem Geld- und Kapitalmarkt.

Die Hypo International wird aufgrund ihres Geschäftsmodells bevorzugt die Möglichkeiten der Refinanzierung durch die Emission von ungedeckten Schuldverschreibungen und in geringem Umfang von Geldmarktpapieren nutzen. Sie wird sich darüber hinaus auch über ihre Tochtergesellschaft PBI Lux im gedeckten Bereich über Pfandbriefemissionen (*lettres de gage*) refinanzieren.

Die WürttHyp refinanziert sich weiterhin vorwiegend über die Ausgabe von Pfandbriefen. Im mittel- und langfristigen Bereich emittiert sie in beschränktem Umfang auch ungedeckte Schuldverschreibungen.

Die Hypo Deutschland refinanziert sich vorwiegend ebenfalls über die Ausgabe von Hypothekenpfandbriefen. Mit Rücksicht auf die Kreditratings der HRE Bank und der WestHyp sollen im mittel- und langfristigen Bereich nur in beschränktem Umfang ungedeckte Schuldverschreibungen emittiert werden. Die Hypo Deutschland kann zusätzlich für einen Übergangszeitraum nach der Abspaltung auf eine Liquiditätslinie der HVB Group zurückgreifen.

Bei allen drei operativen Einheiten sollen Verbriefungstransaktionen (insbesondere Mortgage Backed Securities ("MBS")) weiterhin komplementär eingesetzt werden.

Zum 31. Mai 2003 betrug der der Hypo Real Estate Group zuzurechnende Bestand an Immobilienfinanzierungen ca. € 61,9 Mrd. (ohne FGH Bank) und an Kommunalgeschäft ca. € 62,6 Mrd. Die Hypo Real Estate Group wird zum Zeitpunkt des Wirksamwerdens der Abspaltung voraussichtlich ca. 1.650 Mitarbeiter beschäftigen.

Ausgewählte Finanzinformationen der Hypo Real Estate Group

Die folgende Zusammenfassung sollte in Verbindung mit dem Kapitel "Darstellung und Analyse der Finanz- und Ertragslage" sowie den im Kapitel "Finanzteil" enthaltenen Finanzinformationen, insbesondere den gemäß den International Financial Reporting Standards ("IFRS") erstellten Abschlüssen, gelesen werden. Die nachfolgend dargestellten kombinierten Finanzzahlen für den Sechs-Monats-Zeitraum zum 30. Juni 2003 wurden zum Zwecke der Börsenzulassung und unter Zugrundelegung der unter "Darstellung und Analyse der Finanz- und Ertragslage — Annahmen und Erläuterungen zu den kombinierten Finanzzahlen" beschriebenen Grundsätze erstellt und entsprechen grundsätzlich den Finanzzahlen des Segments "Hypo Group" aus dem ungeprüften Konzernzwischenbericht der HVB AG zum 30. Juni 2003; sie wurden von KPMG einer prüferischen Durchsicht unterzogen. Die ausgewiesenen Vorjahresvergleichszahlen entsprechen dem zeitanteiligen Ergebnis des Segments "Hypo Group" der HVB Group, wie dieses im Konzernabschluss der HVB AG zum 31. Dezember 2002 dargestellt wurde. Die Finanzdaten zum 31. Dezember 2002 sowie die Vergleichszahlen für das Geschäftsjahr zum 31. Dezember 2001 basieren auf den Segmentdaten des Segments "Hypo Group" aus dem Konzernabschluss der HVB AG für das Geschäftsjahr 2002 (einschließlich der Vergleichszahlen für das Geschäftsjahr 2001) und wurden hinsichtlich der Detailierungstiefe erweitert; der Konzernabschluss wurde von KPMG geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen.

	30. Juni 2003	**2002 (hälftig)**	**Veränderung**	**31. Dezember 2002**	**2001**	**Veränderung**
	Mio. € (bescheinigt)	**Mio. € (ungeprüft)**	**%**	**Mio. € (geprüft)**		**%**
Gewinn- und Verlustrechnung						
Zinsüberschuss	373	368	1,4	736	804	- 8,5
Kreditrisikovorsorge	- 130	- 253	- 48,6	- 505	- 291	73,5
Provisionsüberschuss	14	6	>100	12	17	- 29,4
Handelsergebnis	0	0	0	0	- 1	100
Verwaltungsaufwand	- 127	- 127	0	- 254	- 247	2,8
Saldo sonstige betriebliche Erträge/ Aufwendungen	- 5	7	>-100	14	52	- 73,1
Betriebsergebnis	125	1	>100	3	334	- 99,1
Finanzanlageergebnis	2	31	- 93,5	62	66	- 6,1
Zuführung zu Restrukturierungsrückstellungen	0	1	- 100	3	10	- 70,0
Saldo übrige Erträge/Aufwendungen	- 15	- 1	>-100	- 2	- 3	33,3
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	112	30	>100	60	387	- 84,5
Bilanzzahlen						
Bilanzsumme	170.063	—	—	177.504	169.513	4,7
Forderungen an Kreditinstitute	28.774	—	—	29.469	24.144	22,1
Forderungen an Kunden	91.629	—	—	101.359	103.416	- 2,0
Risikovorsorgebestand	1.579	—	—	1.510	1.039	45,3
Verbindlichkeiten gegenüber Kreditinstituten	22.894	—	—	21.550	15.580	38,3
Verbindlichkeiten gegenüber Kunden	8.646	—	—	10.216	9.150	11,7
Verbriefte Verbindlichkeiten	118.929	—	—	131.103	135.236	- 3,1

Ausgewählte Kennziffern

Kreditvolumen (30. Juni 2003)	€	120	Mrd.
Eigenkapital (30. Juni 2003) (ohne Bewertungsänderungen von Finanzinstrumenten nach IFRS)	€	4.046	Mio.
Eigenkapital-Rendite nach Steuern Hypo Real Estate Group (30. Juni 2003)		2,0	%
Cost/Income Ratio Hypo Real Estate Group (30. Juni 2003)		33,2	%
Mitarbeiter Hypo Real Estate Group (Zeitpunkt der Abspaltung), voraussichtlich		ca.1.650	

DIE ABSPALTUNG

Das folgende Kapitel enthält eine Zusammenfassung bestimmter, für die Beurteilung der Gesellschaft und der Aktien der Gesellschaft wesentlicher Aussagen des Spaltungsplans und des Spaltungsberichts der HVB AG. Eine Kopie des Spaltungsplans und des Spaltungsberichts ist bei der Gesellschaft und der HVB AG erhältlich. Darüber hinaus werden im folgenden Kapitel die seit der Aufstellung des Spaltungsplans und des Spaltungsberichts zur Vorbereitung der Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts der HVB AG durchgeführten Maßnahmen beschrieben.

Spaltungsplan, Spaltungsbericht, Spaltungsprüfung und Gründung

Die Aufstellung des Spaltungsplans durch den Vorstand der HVB AG erfolgte durch notarielle Beurkundung am 26. März 2003. Die Hauptversammlung der HVB AG stimmte am 14. Mai 2003 mit einer Mehrheit von 99,83 % dem Spaltungsplan zu. Der Abspaltung wurde eine von der KPMG, der Abschlussprüferin der HVB AG, geprüfte und mit uneingeschränktem Bestätigungsvermerk versehene Bilanz zum 31. Dezember 2002 als Schlussbilanz zugrunde gelegt.

Mit Beschluss des Landgerichts München I vom 11. März 2003 wurde Ernst & Young zum Spaltungsprüfer bestellt. Der Spaltungsplan wurde von Ernst & Young als Spaltungsprüfer geprüft und ein Spaltungsprüfungsbericht erstellt. Ernst & Young hat über das Ergebnis der Prüfung folgende abschließende Erklärung abgegeben:

> "Der am 26. März 2003 vom Vorstand aufgestellte Spaltungsplan enthält die gemäß § 135 Abs. 1 UmwG i.V.m. § 126 UmwG sowie § 125 i.V.m. §§ 37, 71 UmwG erforderlichen Angaben. Sie sind vollständig und richtig. Der Spaltungsplan enthält darüber hinaus Angaben zu künftigen beabsichtigten Transaktionen, deren Umsetzung zum Zeitpunkt unserer Prüfung noch nicht erfolgt war, und die sich deshalb einer Prüfung entziehen.
>
> Da sämtliche neu zu schaffenden Aktien an der neu zu gründenden Hypo Real Estate Holding AG, München, verhältniswahrend an die Aktionäre der Bayerische Hypo- und Vereinsbank AG, München, ausgegeben werden, kommt es für die Festlegung des Bezugsverhältnisses auf die Bewertung der nach Spaltung bestehenden Unternehmen nicht an.
>
> Dies vorausgeschickt, bestätigen wir, dass das vorgesehene Bezugsverhältnis, nach dem die Stammaktionäre der Bayerische Hypo- und Vereinsbank AG, München, für jeweils vier auf den Inhaber lautende Stückaktien der Gesellschaft jeweils eine auf den Inhaber lautende Stückaktie der Hypo Real Estate Holding AG, München, und nach dem die Vorzugsaktionäre der Bayerische Hypo- und Vereinsbank AG, München, für jeweils vier auf den Namen lautende Stückaktien der Gesellschaft jeweils eine auf den Inhaber lautende Stückaktie der Hypo Real Estate Holding AG erhalten, nicht zu beanstanden ist."

Die Gesellschaft gilt mit der Eintragung der Abspaltung in das Handelsregister der HVB AG sowie der Eintragung der Gesellschaft in das Handelsregister, die voraussichtlich am 1. oder 2. Oktober 2003 erfolgen wird, als gegründet. Gründerin ist die HVB AG. Ernst & Young wurde mit Beschluss des Amtsgerichts München vom 13. März 2003 zum Gründungsprüfer bestellt. Ernst & Young hat vor Anmeldung der Abspaltung zur Eintragung in das Handelsregister eine Gründungsprüfung der Hypo Real Estate Holding vorgenommen, bei der insbesondere geprüft wurde, ob der Wert des im Wege der Abspaltung übertragenen Vermögens den geringsten Ausgabebetrag der dafür gewährten Aktien erreicht. Ernst & Young hat das Prüfungsergebnis wie folgt zusammengefasst:

> "Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung nach §§ 144, 135 Abs. 2 S. 1 UmwG, 34 Abs. 1 und Abs. 2 AktG aufgrund der uns vorgelegten Urkunden, Bücher und Schriften sowie der uns erteilten Aufklärungen und Nachweise bestätigen wir, dass die Angaben der Gründerin im Gründungsbericht richtig und vollständig sind. Dies gilt insbesondere für die Angaben über die Einlagen auf das Grundkapital in Höhe von € 402.216.525,- und über die Festsetzungen nach §§ 26 und 27 AktG. Der Wert der Sacheinlage erreicht den geringsten Ausgabebetrag der dafür zu gewährenden Aktien und übersteigt ihn um ein Mehrfaches."

Der Prüfungsbericht wurde beim Handelsregister des Amtsgerichts München als dem für die Hypo Real Estate Holding zuständigen Register eingereicht.

Abspaltungsgegenstand

Die Abspaltung umfasst sämtliche von der HVB AG im Zeitpunkt des Wirksamwerdens der Abspaltung als Alleingesellschafter gehaltenen Anteile an der DIA GmbH. Die DIA GmbH wurde 1994 gegründet und diente in den Folgejahren als Vehikel, in dem Aktienbestände an börsennotierten inländischen Unternehmen gehalten wurden. Nachdem der ursprüngliche Zweck der DIA GmbH, das Halten und Verwalten von Aktienbeständen, entfallen war und die DIA GmbH ihre gesamten Aktienbestände veräußert hatte, erwarb die HVB AG sämtliche Geschäftsanteile und legte diese zusammen. In der Folgezeit wurde die DIA GmbH als Vorratsgesellschaft von der HVB AG gehalten. Das Stammkapital der DIA GmbH betrug im Zeitpunkt der Aufstellung des Spaltungsplans € 26.000,- und war in einem Geschäftsanteil zusammengefasst.

Im Wege einer Kapitalerhöhung vom 14. März 2003, bei welcher die HVB AG ihre Aktien an der HRE Bank als Sacheinlage in die DIA GmbH einbrachte, entstand ein zweiter Geschäftsanteil an der DIA GmbH in Höhe von € 74.000,-. Die Eintragung dieser Kapitalerhöhung im Handelsregister der DIA GmbH erfolgte am 3. April 2003.

Im Rahmen der Abspaltung wurde die DIA GmbH zum 13. Mai 2003 mit einem Eigenkapital von € 3.712 Mio. ausgestattet.

Wirtschaftliche Gründe für die Abspaltung

Gemäß Spaltungsbericht beruhte die Entscheidung des Vorstands der HVB AG für die Verselbstständigung des gewerblichen Immobilienfinanzierungsgeschäfts auf einer detaillierten Analyse der Auswirkungen dieser Maßnahme auf das gewerbliche Immobilienfinanzierungsgeschäft und das in der HVB Group verbleibende Bankgeschäft. Wichtige Faktoren für diese Entscheidung waren die Veränderungen der Markt- und Wettbewerbsbedingungen und die daraus folgende Notwendigkeit einer zukünftigen strategischen Neupositionierung der bei der HVB Group verbleibenden Geschäftsbereiche einerseits und des gewerblichen Immobilienfinanzierungsgeschäfts andererseits. Bei der Entscheidung für die Abspaltung spielten ferner auch die finanziellen, steuerlichen, aufsichtsrechtlichen und bilanziellen Auswirkungen der Abspaltung und die daraus resultierenden künftigen Ertragsentwicklungen sowie die Überzeugung des Vorstands der HVB AG, eine Wertsteigerung für die Aktionäre erzielen zu können, eine Rolle.

Die neue Hypo Real Estate Group

Im Zuge der Abspaltung wird ein Großteil des bisherigen gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group unter einer neu zu gründenden, börsennotierten Holding, der Hypo Real Estate Holding AG, zusammengefasst. Diese betreibt zunächst mittelbar über die DIA GmbH als Zwischenholding drei operative Geschäftseinheiten, die Hypo International, die WürttHyp und die Hypo Deutschland, die einen getrennten Marktauftritt haben und sich auf – von punktuellen Überschneidungen abgesehen – unterschiedliche Marktsegmente mit unterschiedlichen Geschäftsaufträgen konzentrieren. Die durch die Abspaltung neu gegründete Hypo Real Estate Holding AG ist eine Finanzholding-Gesellschaft im Sinne des KWG, die nicht operativ tätig ist und daher keiner Banklizenz bedarf.

Durch die Abspaltung werden mittelbar die in- und ausländischen Kreditportfolien der unter der DIA GmbH angesiedelten Bankbeteiligungen übertragen. Der Schwerpunkt dieser Kreditportfolien liegt auf gewerblichen Immobilienfinanzierungen mit professionellen Immobilienkunden, wie z.B. Bauträgern, Bauinvestoren, Developern und Wohnungsbaugesellschaften. Ein kleinerer Anteil des Portfolios besteht aus kleinvolumigen Darlehen zum Teil mit Privatkunden.

Darüber hinaus wird einzelvertraglich und nicht als Bestandteil der Abspaltung das Bestandsportfolio ausländischer Immobilienfinanzierungen der HVB AG in Höhe von ca. € 8,2 Mrd. (mit Ausnahme des US-Bestandsportfolios) in die Hypo International übertragen (Stand: 30. Juni 2003). Die Übertragung wird mit ca. € 3,1 Mrd. durch physische Übernahme der Darlehen und Gläubigerwechsel erfolgen. Zu einem größeren Teil (ca. € 5,0 Mrd.) wird die Übernahme "synthetisch" erfolgen, d.h. die Darlehen verbleiben in der Bilanz der HVB AG, die Hypo International übernimmt die Kreditrisiken durch einen Kreditübernahmevertrag und übernimmt die laufende Bearbeitung dieser Darlehen. Siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Portfolioübertragungen".

Nicht übertragen wird demgegenüber das inländische Bestandsportfolio der HVB AG, d.h. das Kreditportfolio mit inländischen gewerblichen Immobilienkunden. Das private Immobilienfinanzierungsgeschäft verbleibt ebenfalls bei der HVB AG und wird von dieser auch weiterhin betrieben.

Rechtliche Umsetzung der Abspaltung zur Neugründung

Die Abspaltung erfolgt rechtstechnisch nach dem UmwG durch eine so genannte Abspaltung zur Neugründung (§§ 135 ff. UmwG). Die Abspaltung erfolgt in diesem Fall nicht auf eine bereits bestehende Gesellschaft, sondern die übernehmende Gesellschaft (Hypo Real Estate Holding AG) entsteht erst durch die Abspaltung. Der Abspaltungsgegenstand ist daher gewissermaßen der erste Vermögensgegenstand der neu gegründeten Gesellschaft.

Um die Abspaltung einer Vielzahl von Beteiligungen zu vermeiden und den Abspaltungsvorgang damit rechtstechnisch zu vereinfachen, wurden die abzuspaltenden HVB-Tochtergesellschaften innerhalb der HVB Group gebündelt, indem diese Beteiligungen auf die DIA GmbH übertragen wurden. Die beiden Geschäftsanteile (€ 26.000,- und € 74.000,-), welche die HVB AG im Zeitpunkt des Wirksamwerdens der Abspaltung an der DIA GmbH hält, sind der einzige Vermögensgegenstand der HVB AG, der bei der Abspaltung an den übernehmenden Rechtsträger, die Hypo Real Estate Holding, übertragen werden wird.

Die Hypo Real Estate Holding als übernehmender Rechtsträger entsteht erst mit Wirksamwerden der Abspaltung. Die Abspaltung selbst wird mit Eintragung der Hypo Real Estate Holding in das Handelsregister der Hypo Real Estate Holding und der Eintragung der Abspaltung in das Handelsregister der HVB AG wirksam (§§ 130 ff. UmwG). Daher konnte die HVB AG hier – anders als im Fall einer Abspaltung zur Aufnahme – keinen Spaltungsvertrag mit der Hypo Real Estate Holding als übernehmender Gesellschaft schließen. Das UmwG sieht für diesen Fall den Spaltungsplan vor, der auch die Satzung der durch die Abspaltung entstehenden Gesellschaft enthalten muss.

Durch die Abspaltung überträgt die HVB AG als übertragende Gesellschaft den Abspaltungsgegenstand als Gesamtheit im Wege der partiellen Universalsukzession auf die durch die Abspaltung neu zu gründende Hypo Real Estate Holding als übernehmende Gesellschaft. Die Hypo Real Estate Holding wird insoweit partielle Gesamtrechtsnachfolgerin der HVB AG. Da die Aktionäre der HVB AG in dem Verhältnis Anteile an der Hypo Real Estate Holding AG erhalten, in dem sie an der HVB AG beteiligt sind, verändert sich das Beteiligungsverhältnis der Aktionäre untereinander grundsätzlich nicht; es handelt sich um eine verhältniswahrende Abspaltung. Jeder Aktionär, der am Tag des Wirksamwerdens der Abspaltung Stamm- oder Vorzugsaktien der HVB AG hält, wird – vorbehaltlich einer Anpassung des Bezugsverhältnisses – für jeweils vier HVB AG Stamm- oder Vorzugsaktien gattungsbezogen eine Stamm- bzw. Vorzugsaktie der Hypo Real Estate Holding erhalten. Für die Festsetzung des Bezugsverhältnisses wurde die bei der HVB AG nach der Abspaltung bestehende Eigenkapitalausstattung zu der künftigen Eigenkapitalausstattung der Hypo Real Estate Holding ins Verhältnis gesetzt.

Die Ausgabe der Aktien der Hypo Real Estate Holding an die HVB-Aktionäre erfolgt gegen Einlage des abgespaltenen Vermögensgegenstandes der HVB AG.

Bei einer Abspaltung zur Neugründung stellt sich die Abspaltung in der neugegründeten Gesellschaft als so genannte Sachgründung dar, d.h. die HVB AG als übertragende Gesellschaft und damit die Gründerin der Hypo Real Estate Holding erbringt ihre Einlagen nicht durch Einzahlung des Ausgabebetrags der Aktien, sondern durch Übertragung des Abspaltungsgegenstandes im Rahmen der Abspaltung (§§ 135 Abs. 2 UmwG, 27 ff. Aktiengesetz ("AktG")). Die Anzahl der von der Hypo Real Estate Holding den Aktionären der HVB AG zu gewährenden Aktien entspricht dabei der Anzahl der im Rahmen der Sachgründung geschaffenen Aktien.

Mit Beginn des 1. Januar 2003, 00:00 Uhr, (Spaltungsstichtag gemäß §§ 126 Abs. 1 Nr. 6, 135 Abs. 1 UmwG) gelten alle Handlungen und Geschäfte der HVB AG, die das abzuspaltende Vermögen betreffen, als für Rechnung der Hypo Real Estate Holding vorgenommen. Dies bedeutet, dass die Wirkungen der Abspaltung im Verhältnis zwischen der HVB AG und der Hypo Real Estate Holding auf den 1. Januar 2003 zurückbezogen werden.

Rechtliche Ausgangsstruktur

Vor dem Beginn der Umstrukturierungsmaßnahmen, die zur Bündelung der gesamten Aktivitäten der HVB Group im gewerblichen Immobilienfinanzierungsgeschäft in der DIA GmbH durchgeführt wurden, stellte sich die Ausgangsstruktur im Dezember 2002 wie folgt dar:


HVB-Aktionäre
HVB AG
99,99%
HVB Bank Ireland1) 2)
99,99%
REC UK3)
99,99%
REC France4)
100%
REC Italia
99,98%
REC Iberia5)
75%
WestHyp6)
100%
DIA GmbH
75,86%
WürttHyp7)
96,91%
HVB Real Estate Bank8) 9)
100%
Assumij Beheer B.V.
100%
FGH Bank
16,67%
PBI GmbH10)
99,99%
PBI Lux11)
100%
Isar-Seine Immobilien GmbH

1) Wird voraussichtlich im September 2003 in Hypo Real Estate Bank International umfirmieren

2) Restliche Anteile: Je eine Aktie (insgesamt sieben Aktien) wurden von HVB Credit Advisors Ltd., Martius Investment Company, R. R. Fund Inc., Tolmers Company, Uraby Limited sowie zwei Mitarbeitern treuhänderisch für die HVB AG gehalten

3) Restliche Anteile: Eine Aktie wurde von der HVB Immobilien AG gehalten

4) Restliche Anteile: Sechs Namensaktien wurden von Mitarbeitern der REC France bzw. HVB AG gehalten

5) Restliche Anteile: Eine Namensaktie wurde von einem Mitarbeiter der HVB AG gehalten

6) Restliche Anteile: 12,50 % Deutscher Herold Allgemeine Versicherungs-AG; 12,50 % Deutscher Herold Lebensversicherungs-AG

7) Restliche Anteile: 14,26 % DZ Bank AG Deutsche Zentral-Genossenschaftsbank; 7,32 % Bensel-Verwaltungs- und Beratungsgesellschaft für Vermögensanlagen mbH; 2,56 % Streubesitz

8) Die Umfirmierung in Hypo Real Estate Bank Aktiengesellschaft wurde in der Hauptversammlung vom 26. Mai 2003 beschlossen

9) Restliche Anteile: 3,09 % Streubesitz

10) Restliche Anteile: 50 % HVB Real Estate Bank Aktiengesellschaft; 16,67 % WestHyp; 16,67 % WürttHyp

11) Restliche Anteile: Eine Aktie wurde treuhänderisch von einem Rechtsanwalt in Luxemburg für die PBI GmbH gehalten

In einem ersten Schritt wurden im Dezember 2002 die Beteiligungen der HVB AG an der WestHyp (75 %), an der WürttHyp (75,86 %) sowie an der PBI-Beteiligungs-GmbH, München ("PBI GmbH") (16,67 %), auf die DIA GmbH übertragen. Von der aufgrund des Erwerbs der Anteile an der WürttHyp grundsätzlich entstandenen Verpflichtung zur Abgabe eines Pflichtangebots gemäß § 35 Wertpapiererwerbs- und Übernahmegesetz ("WpÜG") wurde die DIA GmbH auf ihren Antrag hin von der Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin") durch Bescheid vom 3. Januar 2003 befreit.

Ferner übertrug die HVB AG ihre Beteiligungen an der HVB Real Estate Capital Limited in London ("REC UK"), der HVB Real Estate Capital France S.A. in Paris ("REC France") und an der HVB Real Estate Capital Italia S.p.A. in Mailand ("REC Italia") auf die Isar-Seine Immobilien GmbH, München, eine 100 %-Tochtergesellschaft der HVB AG. Ziel dieser Übertragungen der Beteiligungen an der WestHyp und der WürttHyp auf die DIA GmbH einerseits sowie der drei genannten RECs auf die Isar-Seine Immobilien GmbH andererseits war, bereits zu diesem Zeitpunkt die Trennung der Hypo Real Estate Group zwischen Inlands- und Auslands-Immobilienfinanzierungsgeschäft anzulegen.

In einem weiteren Schritt wurden von der HVB AG am 14. März 2003 die von ihr gehaltenen 50.363.661 Aktien an der HRE Bank – dies entspricht 96,91 % des Stammkapitals – im Wege einer Sachkapitalerhöhung um € 74.000,- in die DIA GmbH eingebracht. Von der aufgrund dieser Über-

tragung grundsätzlich entstandenen Verpflichtung zur Abgabe eines Pflichtangebots gemäß § 35 WpÜG wurde die DIA GmbH auf ihren Antrag hin von der BaFin durch Bescheid vom 2. April 2003 befreit. Die Hauptversammlung der HRE Bank vom 26. Mai 2003 beschloss darüber hinaus auf Verlangen der DIA GmbH, die Aktien der Minderheitsaktionäre der HRE Bank gemäß dem Verfahren zum Ausschluss von Minderheitsaktionären nach §§ 327a ff. AktG (Squeeze-out) auf die Hauptaktionärin, die DIA GmbH, zu übertragen. Die Übertragung erfolgte gegen Gewährung einer Barabfindung durch die DIA GmbH i.H.v. € 21,- je auf den Inhaber lautenden Stückaktie der HRE Bank. Der Beschluss wurde am 3. September 2003 in das für die HRE Bank geführte Handelsregister eingetragen (siehe "Geschäftstätigkeit — Rechtsstreitigkeiten — Squeeze-out HRE Bank"). Im Anschluss an die Durchführung des Squeeze-out wurde die Börsennotierung der Aktie der HRE Bank am 10. September 2003 eingestellt und anschließend die Zulassung zurückgenommen. Ferner hat die Hauptversammlung der HRE Bank vom 26. Mai 2003 die Umfirmierung in Hypo Real Estate Bank Aktiengesellschaft beschlossen.

Am 25. Juni 2003 wurden zwischen der DIA GmbH und der Deutscher Herold Allgemeine Versicherungs-AG bzw. der Deutscher Herold Lebensversicherungs-AG Kauf- und Abtretungsverträge bezüglich jeweils 12,50 % der Aktien an der WestHyp geschlossen. Mit dieser Übertragung hielt die DIA GmbH sämtliche Anteile an der WestHyp. Diese wurden durch Kauf- und Abtretungsvertrag vom 28. Juli 2003 von der DIA GmbH auf die HRE Bank übertragen. Die außerordentliche Hauptversammlung der WestHyp vom 29. August 2003 hat die Verschmelzung der WestHyp auf die HRE Bank mit wirtschaftlicher Wirkung zum 1. Januar 2003 beschlossen. Entsprechende Beschlüsse des Aufsichtsrats sowie des Vorstands der HRE Bank erfolgten am 28. Juli 2003. Die Verschmelzung ist zur Eintragung in den für die HRE Bank bzw. die WestHyp zuständigen Handelsregistern angemeldet worden und erfolgt voraussichtlich am 3. November 2003.

Am 22. Juli 2003 wurde von der HRE Bank und der Coöperatieve Centrale Raiffeisen-Boerenleen Bank B.A., Amsterdam ("Rabobank"), ein Letter of Intent bezüglich des Verkaufs sämtlicher Anteile an der Assumij Beheer B.V., die wiederum sämtliche Anteile an der FGH Bank hält, unterzeichnet. Der Verkauf der Anteile an der Assumij Beheer B.V. ist von dem Eintritt mehrerer Bedingungen abhängig. Der Kaufvertrag soll nach Eintritt dieser Bedingungen erst nach dem Wirksamwerden der Abspaltung abgeschlossen werden (siehe "Allgemeine Informationen über die Hypo Real Estate Holding AG — Wesentliche Beteiligungen — FGH Bank").

Am 27. März 2003 wurde zwischen der DIA GmbH als Käuferin und der Bensel Verwaltungs- und Beratungsgesellschaft für Vermögensanalysen mbH ein Kauf- und Abtretungsvertrag bezüglich 7,32 % der Aktien an der WürttHyp geschlossen. Am 7. August 2003 wurde zwischen der DIA GmbH als Käuferin und der DZ Bank AG Deutsche Zentral-Genossenschaftsbank ein Kauf- und Abtretungsvertrag bezüglich 9,36 % der Aktien an der WürttHyp geschlossen. Nach Durchführung einer Kapitalerhöhung bei der WürttHyp hält die DIA GmbH nunmehr 93,77 % der Aktien an der WürttHyp.

Des Weiteren übernahm die DIA GmbH am 13. Mai 2003 511.329.886 Anteile und am 20. Mai 2003 weitere 670.000.000 Anteile an der Hypo Real Estate Bank International (die bislang noch unter "HVB Bank Ireland" firmiert) und hält somit 99,99 % der gesamten Anteile dieser Gesellschaft. Diese wiederum erwarb von der Isar-Seine Immobilien GmbH ihre Beteiligungen an der REC UK (99,99 %), der REC France (99,99 %) und der REC Italia (100 %) sowie von der HVB AG und dem Minderheitsgesellschafter sämtliche Anteile an der HVB Real Estate Capital Iberia S.A. in Madrid ("REC Iberia"). Damit wurden alle zu übertragenden Beteiligungen unter der DIA GmbH gebündelt. Es ist beabsichtigt, eine Umfirmierung dieser vier RECs von HVB Real Estate Capital in Hypo Real Estate Capital vorzunehmen. Im Mai 2003 wurde die Hypo Real Estate Capital Corporation mit Sitz in New York ("REC USA") gegründet, deren Anteile zwischenzeitlich von der Hypo Real Estate Bank International übernommen wurden.

Durch Vertrag vom 1. September 2003 wurden die Anteile an der PBI Lux von der PBI GmbH auf die Hypo Real Estate Bank International übertragen. Die PBI GmbH wird in der neuen Hypo Real Estate Group zunächst keine Funktion haben. Von der Hypo Real Estate Bank International wurden Niederlassungen in Italien, Luxemburg, Schweden und UK eröffnet; weitere Niederlassungen werden derzeit in Deutschland, Frankreich, den Niederlanden, Portugal und Spanien gegründet.

Die Gesellschaft hat am 17. September 2003 vorsorglich bei der BaFin einen Antrag zur Befreiung von der aufgrund der Abspaltung möglicherweise entstehenden Verpflichtung zur Abgabe eines Pflichtangebots gemäß § 35 WpÜG an die außenstehenden Aktionäre der WürttHyp gestellt.

Rechtliche Struktur im Zeitpunkt der Abspaltung

Im Zeitpunkt der Abspaltung stellt sich die rechtliche Struktur der Hypo Real Estate Group voraussichtlich wie folgt dar:



HVB-Aktionäre
HVB AG
Hypo Real Estate Holding
100%
Isar-Seine Immobilien GmbH
100%
DIA GmbH
99,99%
93,77%
100%
Hypo Real Estate Bank International1)
WürttHyp6)
HRE Bank7)
100%
Assumij Beheer B.V.8)
100%
100%
FGH Bank
WestHyp
99,99%
REC UK2)
99,99%
REC France3)
100%
REC Italia
100%
REC Iberia4)
100%
REC USA
99,99%
PBI Lux5)

1) Restliche Anteile: Je eine Aktie (insgesamt sechs Aktien) werden von Mitarbeitern und Führungskräften der Hypo Real Estate Bank International treuhänderisch für die DIA GmbH gehalten

2) Der Anteil der HVB Immobilien AG wurde auf einen Mitarbeiter der Hypo Real Estate Bank International übertragen

3) Restliche Anteile: Sechs Namensaktien werden von Mitarbeitern der Hypo Real Estate Group gehalten

4) Auch der Anteil des Minderheitsgesellschafters wurde übertragen

5) Restliche Anteile: Eine Aktie wird treuhänderisch von einem Rechtsanwalt in Luxemburg für die Hypo Real Estate Bank International gehalten

6) Restliche Anteile: ca. 6,23 % Streubesitz

7) Die Eintragung des Squeeze-out im Handelsregister erfolgte am 3. September 2003.

8) Gemäß Letter of Intent vom 22. Juli 2003 zwischen HRE Bank und Rabobank ist der Verkauf der Anteile an der Assumij Beheer B.V. beabsichtigt

Geplante weitere Schritte

Nach dem Wirksamwerden der Abspaltung sind weitere gesellschaftsrechtliche Maßnahmen innerhalb der Hypo Real Estate Group geplant. Diese lassen sich derzeit in fünf verschiedene Schritte einteilen:

In einem ersten Schritt soll ein Gewinnabführungsvertrag zwischen der WürttHyp als abhängiger und der DIA GmbH als herrschender Gesellschaft abgeschlossen werden. In einem zweiten Schritt sollen die von der DIA GmbH an der HRE Bank gehaltenen Anteile (nach Verschmelzung mit der WestHyp) an die Gesellschaft verkauft werden. In einem dritten Schritt soll die Gesellschaft neue Anteile in Höhe der gegenwärtig von der DIA GmbH gehaltenen Anteile an der Hypo Real Estate Bank International zeichnen. Das von der DIA GmbH in die Hypo Real Estate Bank International eingezahlte Kapital soll

an die DIA GmbH zurückgezahlt werden. In einem vierten Schritt soll eine Ausschüttung an die Gesellschaft erfolgen. In einem fünften Schritt soll die DIA GmbH formwechselnd in eine GmbH & Co. KG umgewandelt werden. Eine neu zu gründende Gesellschaft soll als Komplementärin fungieren.

Nach der geplanten Durchführung dieser fünf Schritte, voraussichtlich bis Ende 2003, soll sich die Struktur der Hypo Real Estate Group wie folgt darstellen:


Hypo Real Estate Holding
Hypo Real Estate Bank International1)
DIA GmbH & Co. KG2)
Hypo Real Estate Bank3)
REC UK
PBI Lux
WürttHyp
REC France
REC Italia
REC Iberia
REC USA

1) Niederlassungen bestehen in Italien, Luxemburg, Schweden und im UK; weitere Niederlassungen werden derzeit in Deutschland, Frankreich, den Niederlanden, Portugal und Spanien gegründet

2) Komplementärin wird eine neu zu gründende Gesellschaft sein

3) Nach der Verschmelzung mit der WestHyp

RISIKOFAKTOREN

Die Anlage in Aktien ist mit nicht unerheblichen Risiken behaftet. Zukünftige Anleger sollten sich vor dem Erwerb von Aktien der Gesellschaft eingehend mit den nachfolgend beschriebenen spezifischen Risiken und den übrigen in diesem Prospekt enthaltenen Informationen vertraut machen. Bei den nachfolgend beschriebenen Risiken handelt es sich lediglich um einen Ausschnitt aus dem möglichen Gesamtumfang aller Risiken. Die Realisierung eines oder mehrerer dieser Risiken könnte die Geschäftstätigkeit der Hypo Real Estate Group beeinträchtigen und erhebliche nachteilige Auswirkungen auf ihre Vermögens-, Finanz- und Ertragslage haben. Insbesondere ist zu berücksichtigen, dass die Gesellschaft beabsichtigt, ihr Vermögen selbst oder über Tochtergesellschaften in andere Gesellschaften zu investieren, die direkt oder indirekt die Finanzierung von Immobilien betreiben oder selbst über Immobilienvermögen verfügen. Deshalb können alle Beeinträchtigungen der Geschäftstätigkeit oder der Vermögens-, Finanz- und Ertragslage einzelner zur Hypo Real Estate Group gehörender Gesellschaften sowie der Gesellschaften, in welche die Hypo Real Estate Group investiert, sich mittelbar auf die Geschäftstätigkeit oder die Vermögens-, Finanz- und Ertragslage der Gesellschaft auswirken. Der Börsenkurs der Gesellschaft könnte aufgrund jedes dieser Risiken fallen und Anleger könnten ihre Anlage ganz oder teilweise verlieren. Die gewählte Reihenfolge stellt keine Aussage über die Realisierungswahrscheinlichkeit der nachfolgend genannten Risikofaktoren dar.

Mit der Abspaltung und der Neustrukturierung verbundene Risiken

Störungen des Geschäftsablaufs infolge der Abspaltung und der Neustrukturierung

Wenngleich die verschiedenen Einheiten der neu entstehenden Hypo Real Estate Group je für sich überwiegend bereits innerhalb der HVB Group bestanden haben, so entsteht doch durch die Abspaltung und die Zusammenführung des gewerblichen Immobilienfinanzierungsbereichs unter dem Dach der Gesellschaft eine neue Gruppe, die in dieser Form und Organisation zuvor nicht tätig war und daher auch nicht auf eine entsprechende organisatorische und operative Erfahrung zurückgreifen kann. Vielmehr ist es erforderlich, die Einheiten der Hypo Real Estate Group nach der Abspaltung zu integrieren und eine adäquate interne Organisation zu etablieren, was neben bestimmten Umstrukturierungen eine umfangreiche Neuzuordnung von Funktionen, Verantwortlichkeiten und Personal erforderlich macht. Darüber hinaus ist nicht auszuschließen, dass trotz sorgfältiger Planung nach Durchführung der Abspaltung Bereiche offenbar werden, die im Rahmen der Abspaltung nicht adäquat adressiert wurden (siehe auch "— Verhältnis zur HVB Group"). Sollte die Integration der operativen Einheiten oder die Etablierung einer adäquaten internen Organisation nicht gelingen oder sollten im Rahmen der Abspaltung nicht alle Bereiche adäquat adressiert worden sein, könnte dies wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben.

Zusätzlich zu der im Zusammenhang mit der Abspaltung erforderlichen Integration der verschiedenen Einheiten der neuen Hypo Real Estate Group befinden sich die Hypo International und die Hypo Deutschland ihrerseits derzeit in einer Phase der Neustrukturierung, von der zahlreiche Gesellschaften und Niederlassungen und deren Mitarbeiter in verschiedenen Ländern berührt sind. Im Falle der Hypo Deutschland kommt hinzu, dass die im Jahre 2001 als Folge der Verschmelzung der Süddeutsche Bodencreditbank Aktiengesellschaft und der Nürnberger Hypothekenbank Aktiengesellschaft auf die Bayerische Handelsbank Aktiengesellschaft begonnene Neuorganisation noch nicht vollständig abgeschlossen ist (insbesondere bezüglich der Datenintegrität in bestimmten Teilkreditprozessen auf der Marktfolgeseite).

Aufgrund der Kapazitätsbelastung der betroffenen Mitarbeiter durch die im Rahmen der Abspaltung und Neustrukturierung erforderlichen Maßnahmen kann nicht ausgeschlossen werden, dass es zu Fehlern bei der Bestandsbearbeitung, zu Einschränkungen bei der Akquisition von Neugeschäft und zu erhöhter Fluktuation von Leistungsträgern kommt. Die Abspaltung und Neustrukturierung machen es außerdem erforderlich, die interne Organisation anzupassen, Betriebsabläufe zu organisieren und gegebenenfalls neu zu definieren, Mitarbeiter und Verantwortlichkeiten neu zuzuordnen sowie den Personalbestand zu reduzieren. Insbesondere wird es für den Erfolg der Hypo Real Estate Group entscheidend sein, dass es ihr gelingt, die bisher im Verbund der HVB Group (rechtsformübergreifende Steuerung) etablierten Systeme und Prozesse, z.B. in der Bonitätsanalyse der Kontrahenten, Risikosteuerung, Risikoüberwachung und Revision, auf ihre Bedürfnisse umzustellen (bzw. teilweise neu aufzubauen) und funktionsfähig zu halten.

Darüber hinaus führen die Hypo International und die HRE Bank im Zuge der Neustrukturierung jeweils spezielle Anwendungssysteme zur Datenverarbeitung ein. Es kann nicht ausgeschlossen werden, dass bei der Einführung dieser IT-Systeme Schwierigkeiten auftreten. Insbesondere könnten bei der Migration eines großen Datenbestands der HRE Bank auf das neue Anwendungssystem technische Probleme auftreten oder Fehler unterlaufen. Die operativen Einheiten der Hypo Real Estate Group haben über die Sicherstellung der internen Organisation dafür Sorge zu tragen, dass sie während und nach der Neustrukturierung ihre Geschäftstätigkeit ohne Störungen oder Unterbrechungen des Geschäftsablaufs ausüben können. Obwohl im Rahmen der diesbezüglichen Projekte bisher keine außergewöhnlichen Probleme aufgetreten sind, kann es nicht ausgeschlossen werden, dass ihnen dies nicht oder nur teilweise gelingen wird oder dass es zu zeitlichen Verzögerungen kommt, was die erhofften Vorteile aus der Neustrukturierung zeitweise oder auf Dauer vereiteln würde.

Ferner ist die Neustrukturierung insgesamt mit erheblichen Kosten verbunden, insbesondere aufgrund der Einführung neuer IT-Systeme bei der Hypo International und der HRE Bank sowie erheblicher Abfindungszahlungen im Zusammenhang mit dem geplanten Personalabbau bei der Hypo Deutschland. Sollten diese Kosten höher ausfallen als derzeit geplant, könnte dies die oben genannten nachteiligen Auswirkungen haben.

Übertragung des ausländischen Immobilienfinanzierungsportfolios

Im Zusammenhang mit der Abspaltung und der Neustrukturierung der Hypo Real Estate Group ist vorgesehen, dass Teile des außerhalb Deutschlands bestehenden Immobilienfinanzierungsportfolios der HVB AG auf die Hypo International übertragen werden. Diese Übertragungsvorgänge sollen teilweise vor und teilweise nach dem Wirksamwerden der Abspaltung vorgenommen werden. Ein Teil der Übertragungen soll in synthetischer Form erfolgen, d.h. dieser Teil des Bestandsportfolios wird nur mit wirtschaftlicher Wirkung, nicht aber mit bilanzieller Wirkung übertragen. Die betreffenden Kredite werden weiterhin in der Bilanz der HVB AG ausgewiesen. Hierbei übernimmt die Hypo International das mit diesen Immobilienkrediten verbundene Risiko. Die Verwaltung dieser Kredite durch die Hypo Real Estate Group wird im Rahmen eines Geschäftsbesorgungsvertrags geregelt. Ein anderer Teil des Bestandsportfolios soll jedoch auch mit rechtlicher Wirkung auf die Hypo International übergehen (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Portfolioübertragungen"). Um alle Rechte und Pflichten aus den Kreditvereinbarungen auf die Hypo International zu übertragen, ist in der Regel die Einwilligung des Kreditnehmers sowie weiterer Sicherungsgeber bzw. anderer Konsortialbanken erforderlich. Auch erfordert die Übertragung in vielen Fällen, dass die grundbuchrechtlichen Sicherheiten mitübertragen werden, was erhebliche Kosten verursachen kann und rechtlichen Risiken unterliegt. Es ist nicht auszuschließen, dass die Hypo Real Estate Group den erheblichen administrativen Aufwand nicht, nicht in vollem Umfang oder erst mit zeitlicher Verzögerung bewältigen kann. Sofern die wirtschaftliche und/oder rechtliche Übertragung des Immobilienfinanzierungsrisikos und/oder der Kreditsicherheiten nicht oder nicht in vollem Umfang gelingt, könnte dies wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben (siehe auch "— Steuerliche Auswirkungen").

Verkaufsdruck nach der Börseneinführung

Bei Abspaltungen hat sich in der Vergangenheit zum Teil gezeigt, dass selbst bei der Abspaltung profitabler Geschäftsbereiche der Aktienkurs der abgespaltenen Gesellschaft zunächst deutlich sinken kann. Ursache für dieses Kursverhalten ist u.a., dass sich Altaktionäre von den Aktien trennen, weil sie nicht in den abgespaltenen Geschäftsbereich investieren wollen und neue Investoren nicht in gleichem Maße die Aktie kaufen, weil u.a. noch keine Erfahrungswerte mit der abgespaltenen Gesellschaft vorliegen. Darüber hinaus wird die Aktie der Gesellschaft im Gegensatz zur Aktie der HVB AG nicht im DAX notiert sein, weshalb alle bisherigen Anleger, die durch ihre Anlagerichtlinien auf DAX-Werte beschränkt sind, die Aktie verkaufen müssen. Es kann nicht ausgeschlossen werden, dass sich unmittelbar nach der Börseneinführung der Aktie der Gesellschaft ein erheblicher Verkaufsdruck entwickeln wird.

Haftung für Altverbindlichkeiten der HVB AG

Nach den Vorschriften des Umwandlungsgesetzes haftet die Gesellschaft als Gesamtschuldner für Verbindlichkeiten der HVB AG, die vor dem Wirksamwerden der Abspaltung begründet worden sind

("Altverbindlichkeiten"), sofern diese vor Ablauf von fünf Jahren nach der Spaltung fällig und gegen die Gesellschaft gerichtlich geltend gemacht werden sollten. Mit dieser gläubigerschützenden gesetzlichen Regelung sollen die Gläubiger der übertragenden Gesellschaft (HVB AG) im wirtschaftlichen Ergebnis für fünf Jahre so gestellt werden, als ob die Spaltung noch nicht vollzogen wäre.

Wurden Altverbindlichkeiten der HVB AG im Spaltungsplan der Gesellschaft zugewiesen, so muss diese hierfür im Innenverhältnis gegenüber der HVB AG uneingeschränkt einstehen. Wurden Altverbindlichkeiten der HVB AG jedoch im Spaltungsplan der Gesellschaft nicht zugewiesen, so haftet grundsätzlich die HVB AG als Hauptschuldner; wird die Gesellschaft aufgrund der umwandlungsgesetzlichen gesamtschuldnerischen Haftung gleichwohl in Anspruch genommen, so hat die Gesellschaft gegen die HVB AG insoweit einen Freistellungsanspruch.

Dies gilt beispielsweise für die Verbindlichkeiten gegenüber den Inhabern von Sonderrechten wie etwa den Genussrechtsinhabern. Sollte die Gesellschaft für nach dem Spaltungsplan der HVB AG zugewiesene Altverbindlichkeiten bzw. Verpflichtungen aus Sonderrechten – etwa die Bedienung der Genussrechte, die anteilig bei der HVB AG verblieben sind – auf Zahlung in Anspruch genommen werden, so hat die Gesellschaft insoweit einen Freistellungsanspruch gegen die HVB AG. Es hätte wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Gesellschaft, wenn sie für Altverbindlichkeiten in Anspruch genommen würde, die die Gesellschaft nach dem Spaltungsplan nicht zu tragen hat und wenn die Gesellschaft den Freistellungsanspruch gegen die HVB AG nicht realisieren könnte.

Es kann auch nicht völlig ausgeschlossen werden, dass die Gesellschaft durch eine etwaige Entwicklung der Rechtsprechung auch wegen Altverbindlichkeiten der HVB AG in Anspruch genommen werden könnte, obwohl diese Verbindlichkeiten der Gesellschaft im Spaltungsplan nicht ausdrücklich zugewiesen worden sind.

Verhältnis zur HVB Group

Nach Wirksamwerden der Abspaltung wird die Hypo Real Estate Group von der HVB Group gesellschaftsrechtlich und organisatorisch getrennt sein und die HVB AG wird keine Aktien an der Gesellschaft im Anlagebestand halten. Aus heutiger Sicht ist dennoch davon auszugehen, dass verschiedene der im Zusammenhang mit der Abspaltung vorgesehenen, in diesem Prospekt beschriebenen Transaktionen (z.B. die Übertragung des Auslandsportfolios der HVB AG auf die Hypo International und die Übertragung eines Teils des Altportfolios der Hypo Real Estate Bank International auf eine zur HVB Group gehörende Gesellschaft) im Zeitpunkt des Wirksamwerdens der Abspaltung noch nicht vollständig und abschließend vertraglich geregelt und/oder umgesetzt sein werden. Die Gesellschaft ist daher darauf angewiesen, dass in diesen Punkten mit der HVB Group noch eine angemessene Einigung zu auch für die Gesellschaft akzeptablen Bedingungen zustande kommt. Dabei besteht jedoch das Risiko, dass vor dem Hintergrund der Vielzahl und Komplexität der Leistungsbeziehungen zwischen der HVB Group und der Hypo Real Estate Group die Verhandlungsposition der Gesellschaft und ihrer betreffenden Tochtergesellschaften nach erfolgter Abspaltung erschwert ist und eine angestrebte Regelung nicht in allen Fällen erzielt werden kann. Ähnliches gilt, soweit die Vereinbarungen noch nicht vollständig umgesetzt sind.

Darüber hinaus wird es auch nach der Abspaltung zwischen der Hypo Real Estate Group und der HVB Group eine Vielzahl von Vertrags- und Leistungsbeziehungen geben. Zum Beispiel stellt die HVB Group einigen Gesellschaften der Hypo Real Estate Group für einen Übergangszeitraum Liquiditätslinien und eine Risikoabschirmung zur Verfügung (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit der HVB Group"). Sollten sich die daraus resultierenden Verpflichtungen der HVB Group gegen diese nicht realisieren lassen, so könnte dies wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben. Darüber hinaus könnten sich aus diesen weiterlaufenden Beziehungen auch negative steuerliche Auswirkungen für die Hypo Real Estate Group ergeben.

Steuerliche Auswirkungen

Im Rahmen der Abspaltung werden sämtliche Geschäftsanteile an der DIA GmbH, die im Zeitpunkt des Wirksamwerdens der Abspaltung bestehen und von der HVB AG als Alleingesellschafterin der DIA GmbH gehalten werden, auf die Gesellschaft übertragen. In der DIA GmbH wurde vor dem Wirksamwerden der Abspaltung das im Rahmen der Abspaltung zu übertragende gewerbliche Immobilienfinanzierungsgeschäft der HVB AG zusammengefasst. Zu diesem Zweck hat die DIA GmbH mehrere Beteiligungen erworben. Außerdem werden im Zusammenhang mit der Abspaltung weitere

Vermögensgegenstände an die Hypo Real Estate Group verkauft bzw. übertragen, insbesondere Teile des gewerblichen Immobilienfinanzierungsportfolios der HVB AG. Alle diese Vorgänge haben erhebliche steuerliche, insbesondere ertrag-, umsatz- und grunderwerbsteuerliche Auswirkungen, die aufgrund der Komplexität, der Berührung verschiedener Rechtsordnungen sowie möglicher Änderungen der steuerlichen Rahmenbedingungen Risiken beinhalten. Obwohl die HVB Group und die Hypo Real Estate Group die steuerlichen Auswirkungen sorgfältig geprüft haben, kann nicht ausgeschlossen werden, dass durch die Abspaltung und die damit im Zusammenhang stehenden Transaktionen negative steuerliche Folgen eintreten.

Es ist derzeit nicht sicher, ob und in welchem Umfang die körperschaftsteuerlichen und gewerbesteuerlichen Verlustvorträge der HVB AG im Wege der Abspaltung teilweise auf die Gesellschaft übergehen werden. Ferner ist derzeit insbesondere aufgrund der unklaren Rechtslage nicht sicher, ob und in welchem Umfang die körperschaftsteuerlichen und gewerbesteuerlichen Verlustvorträge der Gesellschaften der Hypo Real Estate Group in Zukunft nutzbar sein werden. Sollten die steuerlichen Verlustvorträge nicht oder in geringerem Umfang als geplant auf die Gesellschaft übergegangen sein oder sollten sie nicht oder in geringerem Umfang als geplant nutzbar sein, könnte dies wesentliche nachteilige Auswirkungen auf die Finanz- und Ertragslage der Hypo Real Estate Group haben.

Beteiligung der Münchener Rück

Die Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München ("Münchener Rück") wird aufgrund ihrer Beteiligung an der HVB AG unmittelbar nach dem Wirksamwerden der verhältniswahrenden Abspaltung voraussichtlich mehr als 25 % der Stimmrechte an der Gesellschaft halten. Nach den Vorschriften des *Bank Holding Company Act of 1956* ("Bank Holding Company Act"), denen die Münchener Rück unterliegt, bedarf die Münchener Rück für den Erwerb dieser Beteiligung an der Gesellschaft der Genehmigung durch das *Board of Governors of the Federal Reserve System* ("Federal Reserve Board"), der zuständigen US-amerikanischen Aufsichtsbehörde. Grund hierfür ist, dass der Erwerb von 25 % und mehr der Stimmrechte an einer Gesellschaft ein beherrschendes Verhältnis im Sinne des Bank Holding Company Act begründet und die Hypo Real Estate Holding mittelbar durch ihre Tochtergesellschaft REC USA in den USA im Immobilienfinanzierungsgeschäft tätig sein wird. Hierbei handelt es sich um eine sog. *non-banking activity closely related to banking* im Sinne des Bank Holding Company Act. Durch den Erwerb bzw. das Halten von 25 % oder mehr der Stimmrechte an der Hypo Real Estate Holding wird die Geschäftsaktivität der REC USA nach dem Bank Holding Company Act der Münchener Rück mittelbar zugerechnet. Für die Münchener Rück ist die Aufnahme dieser Geschäftstätigkeit durch die REC USA nach Bank Holding Company Act genehmigungspflichtig.

Die Münchener Rück hat daher am 29. August 2003 beim Federal Reserve Board einen entsprechenden Antrag (*notice*) eingereicht. Sollte dieser Antrag nicht positiv beschieden werden oder sollte die Münchener Rück ihre Beteiligung an der Hypo Real Estate Holding nicht auf eine Höhe reduzieren, die das Federal Reserve Board als nicht Beherrschung begründend im Sinne des Bank Holding Company Act wertet, darf die REC USA ihre Geschäftstätigkeit in den USA nicht aufnehmen. Eine ablehnende Bescheidung bzw. eine erhebliche zeitliche Verzögerung einer antragsgemäßen Bescheidung könnte erhebliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben, auch da die Übertragung des US-Portfolios auf die REC USA nicht wie geplant durchgeführt werden könnte.

Mögliches Pflichtangebot für WürttHyp

Aufgrund des indirekten Erwerbs der Anteile an der WürttHyp infolge der Abspaltung wird die Gesellschaft grundsätzlich zur Abgabe eines Pflichtangebots gemäß § 35 WpÜG an die noch außenstehenden Aktionäre dieser Gesellschaft verpflichtet sein. Die Gesellschaft hat bei der BaFin einen Antrag auf Befreiung von diesem Pflichtangebot gestellt. Es ist jedoch nicht auszuschließen, dass die BaFin diesem Antrag nicht entspricht. Sollte dies der Fall sein, hätte dies wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group.

Änderung der Firmennamen, Marken oder Domain-Namen

Im Zusammenhang mit der Neustrukturierung der Hypo Real Estate Group ist die Gesellschaft unter der Firma Hypo Real Estate Holding AG neu errichtet worden. Darüber hinaus ist im Rahmen der Zuordnung von mehreren bislang zur HVB Group gehörenden Gesellschaften zur Hypo Real Estate

Group die Umfirmierung dieser Gesellschaften entweder bereits durchgeführt oder vorgesehen. Damit die Hypo Real Estate Group die Namensbestandteile "Hypo", "Real Estate" oder "Hypo Real" führen kann, haben die HVB AG, die Hypo Real Estate Bank International, die HRE Bank und die Gesellschaft eine entsprechende Vereinbarung über die Koexistenz dieser Namensbestandteile geschlossen. Die Wortmarke und Wort-/Bildmarke "Hypo Real Estate" wurden in Deutschland und international zugunsten der HRE Bank zur Eintragung in das jeweilige Markenregister angemeldet. Die Eintragungen sind zum Teil bereits erfolgt bzw. baldmöglichst angestrebt. Die Hypo Real Estate Group ist ferner bestrebt, bestimmte Domain-Name auf sich registrieren zu lassen, die derzeit noch für einen Dritten registriert sind. Aufgrund der erst kürzlich vollzogenen bzw. noch bevorstehenden Neufirmierung, Markenregistrierung und Domain-Namen-Registrierung kann nicht ausgeschlossen werden, dass Marktteilnehmer nach ihrer Meinung bestehende Ansprüche auf Unterlassung der Verwendung der neuen Firma, der neuen Marke oder der Domain-Namen gerichtlich geltend machen und die Gesellschaften der Hypo Real Estate Group im Falle eines Unterliegens gezwungen sind, ihre Firma, ihre Marke oder ihren Domain-Namen erneut zu ändern, was die Geschäftstätigkeit der Hypo Real Estate Group nachteilig beeinflussen könnte.

Mit der Geschäftstätigkeit verbundene Risiken

Kreditrisiken

Die Hypo Real Estate Group ist erheblichen Kreditrisiken ausgesetzt, wozu insbesondere die für Immobilienfinanzierer typischen Adressenausfall-, Bonitäts- und Besicherungsrisiken gehören. Dritte, die der Hypo Real Estate Group Geld, Wertpapiere oder andere Vermögensgegenstände schulden, könnten nicht mehr in der Lage sein, ihren Verpflichtungen der Hypo Real Estate Group gegenüber nachzukommen. Zum Kreis der ausfallgefährdeten Geschäftspartner gehören insbesondere Kreditnehmer, aber auch Emittenten, deren Wertpapiere die Hypo Real Estate Group hält, Kontrahenten aus Handelsgeschäften und Kontrahenten im Zusammenhang mit Derivaten. Diese Geschäftspartner könnten sowohl aufgrund mangelnder wirtschaftlicher Leistungsfähigkeit (z.B. Insolvenz, Mangel an Liquidität) als auch aus anderen Gründen nicht mehr in der Lage sein, ihre Verpflichtungen der Hypo Real Estate Group gegenüber zu erfüllen.

Bei Vertragsgestaltungen, die auf die Ertragskraft der betreffenden Immobilie abstellen, kann es zu Ausfällen für die Hypo Real Estate Group kommen, wenn der zugrunde gelegte Ertrag mit der Immobilie nicht erwirtschaftet werden kann. Insbesondere die HRE Bank und die WestHyp haben in großem Umfang Kredite zur Immobilienfinanzierung in Deutschland (u.a. auch Ostdeutschland) gegeben und sind daher insbesondere den Risiken in der deutschen Immobilienbranche ausgesetzt. Zwar konzentriert die Hypo Real Estate Group ihr Neugeschäft in absehbarer Zukunft überwiegend auf das Auslandsgeschäft, wo sie bisher keine nennenswerten Wertberichtigungen zu verzeichnen hatte. Die ausländischen Immobilienmärkte werden jedoch seit 2001 ebenfalls durch die dort schwache Konjunktur belastet. Damit kann nicht ausgeschlossen werden, dass auch ausländische Engagements notleidend werden. Sollten sich die genannten Adressenausfallrisiken in größerem Umfang realisieren, wird dies wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben.

Beim Immobilienfinanzierungsgeschäft beinhaltet das Adressenausfallrisiko neben dem Bonitätsrisiko außerdem das Besicherungsrisiko, das aus der möglichen Verschlechterung bestellter Sicherheiten besteht. Die Verkehrswerte von Immobilien unterliegen im Zeitverlauf erheblichen Schwankungen, insbesondere verursacht durch Nachfrage und Angebot an Immobilien in guten Lagen, Baumängel und -verzögerungen, Altlasten und Bodenkontaminierungen, Verfügbarkeit von Mietern oder potenziellen Käufern sowie deren finanzielle Ressourcen, Veränderungen der rechtlichen Rahmenbedingungen, Naturereignisse, Terroranschläge und zyklische Schwankungen des Immobilienmarkts. Obwohl die Hypo Real Estate Group ihr Kreditportfolio und die sonstigen Immobilienengagements nach Ansicht der Gesellschaft breit diversifiziert hat (nach Art der Immobilie, nach Schuldnern und nach Ländern) und die Entwicklung ihres Immobilienfinanzierungsportfolios und dessen Risikogehalt regelmäßig überprüft, könnten insbesondere bei Phasen einer konjunkturellen Abschwächung oder Konjunktureinbrüchen ausgereichte Darlehen bzw. von der Hypo Real Estate Group selbst oder durch Beteiligung an Immobiliengesellschaften gehaltene Immobilien von Wertminderungen betroffen sein, die sich wesentlich nachteilig auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group auswirken.

Verschlechterungen der wirtschaftlichen Situation von Kreditnehmern, Zahlungsausfälle, erforderliche Änderungen bei Sanierungskonzepten und Verschlechterungen bei bestellten Sicherheiten führten in der jüngeren Vergangenheit zur Bildung neuer und Erhöhung bestehender Wertberichtigungen auf Aktiva der Hypo Real Estate Group. Entsprechende Fälle werden auch in Zukunft eintreten. Für die Kreditrisiken im Immobilienfinanzierungsgeschäft der zur Hypo Real Estate Group gehörenden Gesellschaften wurde im Geschäftsjahr 2002 eine Kreditrisikovorsorge in Höhe von ca. € 505 Mio. gebildet (Vorjahr: ca. € 291 Mio.). Hiervon entfielen im Jahr 2002 ca. € 461 Mio. (Vorjahr: ca. € 258 Mio.) auf die Hypo Deutschland. Die Gesellschaft geht aus heutiger Sicht davon aus, dass für die Hypo Real Estate Group insgesamt für das Geschäftsjahr 2003 eine Kreditrisikovorsorge in Höhe von ca. € 250 Mio. zu bilden ist, wobei der nachfolgend beschriebene Risikoschirm berücksichtigt ist. Die HVB AG ist gegenüber der HRE Bank und nachrangig gegenüber der WestHyp eine Verpflichtung zum Ausgleich bestimmter Kreditrisiken des Kreditportfolios dieser Gesellschaften in Höhe von bis zu € 590 Mio. eingegangen ("Risikoschirm"). Der Risikoschirm gilt jedoch nur für die Geschäftsjahre 2003 in Höhe von max. € 460 Mio. und 2004 in Höhe von € 130 Mio. zuzüglich etwaiger im Jahr 2003 nicht ausgeschöpfter Beträge, und HRE Bank und WestHyp sind ihrerseits zur Abführung von 35 % aller Erträge aus der Auflösung von Einzelwertberichtigungen in den Jahren 2005 bis 2009 (unabhängig vom Zeitpunkt der Bildung dieser Einzelwertberichtigungen) an die HVB AG bis zur Höhe der unter dem Risikoschirm geleisteten Beträge verpflichtet (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Risikoschirm"). Sollte sich die bestehende und geplante Risikovorsorge der Hypo Real Estate Group unter Berücksichtigung des Risikoschirms für die Hypo Deutschland als nicht ausreichend erweisen und/oder sollten darüber hinausgehende Wertberichtigungen bei einer oder mehreren zur Hypo Real Estate Group gehörenden Gesellschaften notwendig werden, könnte dies wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben.

Liquiditätsrisiken

Die operativen Tochtergesellschaften der Hypo Real Estate Group sind zur Deckung ihres Liquiditätsbedarfs darauf angewiesen, dass ihnen Liquiditätslinien von Dritten eingeräumt werden. Unter anderem wurden einigen Gesellschaften der Hypo Real Estate Group Liquiditätslinien von der HVB Group zur Verfügung gestellt (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Liquiditätslinien"). Sollten die von Dritten bzw. der HVB Group eingeräumten Liquiditätslinien nicht mehr zur Verfügung stehen oder zur Deckung des Liquiditätsbedarfs der Hypo Real Estate Group nicht ausreichen und sollten andere Liquiditätslinien nicht oder nicht zu adäquaten Konditionen zur Verfügung stehen, kann dies wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben. Im Falle der Hypo Deutschland könnten sich solche Auswirkungen insbesondere dann ergeben, falls die Refinanzierungsmöglichkeiten über Schuldscheindarlehen nicht mehr oder nicht mehr in dem erforderlichen Umfang gegeben sein sollten.

Die Hypo Real Estate Holding ist eine Finanzholding-Gesellschaft, die ihr operatives Immobilienfinanzierungsgeschäft nicht selbst, sondern über mittelbare Tochtergesellschaften betreibt. Zur Deckung ihrer laufenden Kosten ist die Hypo Real Estate Holding u.a. auf Dividenden und andere Beträge angewiesen, die sie von ihren Tochtergesellschaften und weiteren Beteiligungen erhält. Es ist nicht sicher, ob diese Mittel zur Erfüllung der Zahlungsverpflichtungen der Hypo Real Estate Holding in der Zukunft immer ausreichen werden. Sollte dies nicht der Fall sein, muss sich die Hypo Real Estate Holding zusätzliche Mittel beschaffen.

Die zur Hypo Real Estate Group gehörenden Gesellschaften sind abhängig vom Vorhandensein eines funktionierenden Liquiditätsmanagementsystems zur Sicherstellung der kontinuierlich vorhandenen Liquidität und Zahlungsfähigkeit. Die Gesellschaft ist der Ansicht, dass in der Hypo Real Estate Group ein funktionierendes Liquiditätsmanagementsystem existiert, das die einschlägigen aufsichtsrechtlichen Bestimmungen erfüllt. Es kann jedoch nicht ausgeschlossen werden, dass Fehlfunktionen des Liquiditätsmanagementsystems auftreten, was wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben könnte.

Abhängigkeit von Ratings der Ratingagenturen

Alle drei operativen Einheiten der Hypo Real Estate Group (Hypo International, WürttHyp, Hypo Deutschland) sind zur Refinanzierung der von ihnen ausgereichten Darlehen und ihres sonstigen

Aktivgeschäfts in hohem Maße auf den Geld- und Kapitalmarkt angewiesen. Die Konditionen und Volumina, zu denen die notwendigen Refinanzierungen erhältlich sind, hängen in erster Linie von den jeweiligen Ratings, also den Bonitätsbewertungen durch Ratingagenturen ab. Allen drei operativen Einheiten der Hypo Real Estate Group wurde von den Ratingagenturen jeweils ein separates Rating erteilt. Bei der Bewertung der einzelnen operativen Einheiten haben die Ratingagenturen vor allem die individuellen Verhältnisse der jeweils betroffenen operativen Einheit herangezogen. Die Aufrechterhaltung dieses separaten Ratings ist entscheidend dafür, ob es den derzeit mit einem höheren Rating ausgestatteten operativen Einheiten, nämlich der Hypo International und der WürttHyp, gelingt, sich zu günstigen Konditionen zu refinanzieren. Das separate Rating setzt im gegenwärtigen Zeitpunkt voraus, dass die Hypo Real Estate Holding keinerlei Haftungen für ihre mit einem niedrigeren Rating ausgestatteten operativen Einheiten übernimmt. Aus heutiger Sicht könnte sich die Frage einer derartigen Haftungsübernahme durch die Gesellschaft insbesondere innerhalb der nächsten zwei Jahre stellen, falls das geplante Restrukturierungsprogramm der Hypo Deutschland nicht erfolgreich ist, sich ihre Ertragslage während dieses Zeitraums nicht erheblich verbessert und die Gesellschaft zur Sicherstellung der künftigen Refinanzierung der Hypo Deutschland z.B. gegenüber dem Einlagensicherungsfonds eine Haftungserklärung abgeben muss. In diesem Fall könnten die Voraussetzungen für ein separates Rating möglicherweise nicht mehr gegeben sein. Ähnliches gilt, wenn sich die Ratings anderer operativer Einheiten der Hypo Real Estate Holding deutlich verschlechtern sollten und die Gesellschaft eine Haftung für diese operativen Einheiten übernehmen würde. Die gegenwärtige Bewertung der operativen Einheiten der Hypo Real Estate Group durch Ratingagenturen ist im jeweiligen Abschnitt "Rating" des Kapitels "Geschäftstätigkeit" beschrieben.

Es ist zu erwarten, dass die Ratingagenturen in Zukunft die Bonität und Finanzkraft der operativen Einheiten der Hypo Real Estate Group beobachten werden, und es kann nicht ausgeschlossen werden, dass Herabstufungen einzelner, mehrerer oder aller Kreditratings vorgenommen werden, sei es aufgrund von Änderungen in der Ergebnisentwicklung, von Änderungen in der Beurteilung der Branche durch die Ratingagenturen, von Änderungen der Ratingmethoden oder aufgrund einer Kombination dieser Faktoren. Sollten die Ratingagenturen das separate Rating für die operativen Einheiten der Hypo Real Estate Group nicht aufrechterhalten und/oder einzelne oder mehrere Ratings herabstufen, kann dies die Finanzierungsmöglichkeiten der operativen Einheiten der Hypo Real Estate Group einschränken und ihre Finanzierungskosten erhöhen. Gelingt es den operativen Einheiten nicht, die benötigten Finanzmittel am Geld- und Kapitalmarkt zu wettbewerbsfähigen Konditionen zu beschaffen, kann dies Abschlüsse von Neugeschäften beeinträchtigen und die Wettbewerbsfähigkeit der Hypo Real Estate Group auf den Märkten reduzieren. Eine Ratingherabstufung könnte zudem zum Entstehen neuer oder zur Fälligstellung solcher bestehender Verbindlichkeiten führen, die von der Aufrechterhaltung eines bestimmten Ratings abhängen. All dies könnte wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben.

Scheitern des Verkaufs der FGH Bank

Gemäß Letter of Intent vom 22. Juli 2003 plant die HRE Bank, ihre (indirekte) Beteiligung an der FGH Bank zu verkaufen (siehe "Allgemeine Informationen über die Hypo Real Estate Holding AG — Wesentliche Beteiligungen — FGH Bank"). Der Abschluss des Kaufvertrags unterliegt jedoch gewissen Bedingungen. Sollte eine dieser Bedingungen nicht eintreten oder der Verkauf aus anderen Gründen nicht wie geplant zustande kommen, müssten zur zukünftigen Refinanzierung der FGH Bank finanzielle Mittel in einer Größenordnung von ca. € 1 Mrd. zur Verfügung gestellt werden. Selbst wenn es der Hypo Real Estate Group gelingen sollte, diese Finanzmittel ohne zusätzliche externe Liquiditätslinien aufzubringen, so würde dies dazu führen, dass diese Mittel nicht zur Umsetzung der Geschäftsstrategie in anderen Bereichen eingesetzt werden können. Darüber hinaus würde die Hypo Real Estate Group nicht mehr über das zur Aufrechterhaltung der Zielquoten erforderliche freie Kernkapital (nach BIZ) zur Kapitalunterlegung des geplanten Erwerbs des US-Portfolios verfügen.

Außerdem könnte sich im Falle eines Scheiterns des Verkaufs der FGH Bank auch das Risiko des nachteiligen Ausgangs bestimmter Rechtsstreitigkeiten, an denen die FGH Bank beteiligt ist (siehe auch "Geschäftstätigkeit — Rechtsstreitigkeiten — Rechtsstreitigkeiten FGH Bank"), zu Lasten der Hypo Real Estate Group realisieren, falls die Muttergesellschaft des damaligen Verkäufers der FGH Bank ihre vertragliche Verpflichtung, finanzielle Nachteile bei der FGH Bank aus diesen Rechtsstreitigkeiten auszugleichen, nicht oder nicht vollständig erfüllen sollte.

Abhängigkeit von Führungskräften und Know-how-Trägern

Der künftige Erfolg der Hypo Real Estate Group hängt wesentlich von den gegenwärtigen und zukünftigen Mitgliedern des Vorstands der Gesellschaft und anderen Führungskräften der Gesellschaft sowie ihrer Tochterunternehmen ab, die zum Teil über langjährige Erfahrung und umfassende Kenntnis im Hinblick auf das Geschäft der Hypo Real Estate Group verfügen. Daneben gibt es auch auf anderen Hierarchieebenen Mitarbeiter, die über für die Geschäftstätigkeit wesentliches Know-how verfügen. Sollten eine oder mehrere dieser Personen die Hypo Real Estate Group verlassen, könnte sich ihr Ausscheiden wesentlich nachteilig auf die Geschäftsentwicklung der Hypo Real Estate Group auswirken.

Änderungen der wirtschaftlichen Rahmenbedingungen

Eine wirtschaftliche Abwärtsentwicklung, insbesondere auf den Kapital- und Immobilienmärkten, kann die Geschäftstätigkeit der Hypo Real Estate Group wesentlich negativ beeinflussen. Die wesentliche Ertragsquelle der Immobilienfinanzierungsaktivitäten der Hypo Real Estate Group ist das Zinsergebnis. Die Höhe des Zinsergebnisses hängt wesentlich von der Zinsmarge (d.h. der Differenz zwischen den auf verzinsliche Aktiva anfallenden Zinsen und den auf verzinsliche Passiva zu zahlenden Zinsen) und der laufzeit- und währungsbezogenen Struktur der Refinanzierung ab. Von Bedeutung für die Hypo Real Estate Group sind insbesondere Veränderungen im Zinsniveau bei unterschiedlichen Laufzeiten und unterschiedlichen Währungen, in denen die Hypo Real Estate Group zinssensitive Positionen hält. Ein Rückgang der Zinsmarge und der Zinserträge kann wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben.

Darüber hinaus können das gegenwärtig unsichere Investitionsklima und unsichere Entwicklungen an den Kapital- und Immobilienmärkten zu weiteren Wertberichtigungen auf Aktiva der Hypo Real Estate Group führen (zu den Risiken aus einer Verschlechterung der Immobilienmärkte siehe auch "— Kreditrisiken").

Ungünstiger Ausgang von Rechtsstreitigkeiten

Im Zusammenhang mit dem Entstehen der HRE Bank durch die Verschmelzung von drei Tochtergesellschaften der HVB AG ist die HRE Bank an einem Spruchverfahren beteiligt, aufgrund dessen sie zu Ausgleichszahlungen an die ehemaligen Aktionäre von zwei ihrer Vorgängerinstitute (Süddeutsche Bodencreditbank Aktiengesellschaft, Nürnberger Hypothekenbank Aktiengesellschaft) verpflichtet sein könnte. Die HVB AG hat auf die Geltendmachung ihrer potenziellen Ansprüche aus dem Spruchverfahren wegen ihrer zum Zeitpunkt der Verschmelzung gehaltenen Anteile (55,19 % an der Süddeutsche Bodencreditbank Aktiengesellschaft bzw. 85,78 % an der Nürnberger Hypothekenbank Aktiengesellschaft) verzichtet (siehe auch "Geschäftstätigkeit — Rechtsstreitigkeiten — Spruchverfahren HRE Bank"). Sollten aufgrund des Spruchverfahrens Barzuzahlungen erforderlich werden, könnte dies wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben.

Die Hauptversammlung der HRE Bank vom 26. Mai 2003 hat den Squeeze-out bei dieser Gesellschaft beschlossen, der am 3. September 2003 im Handelsregister eingetragen wurde. Die betroffenen Aktionäre können innerhalb einer Frist von drei Monaten ab Bekanntmachung der Eintragung des Squeeze-out in das Handelsregister die Angemessenheit der Barabfindung gerichtlich in einem Spruchverfahren überprüfen lassen. Ein solches Verfahren ist bereits eingeleitet worden. Sollte ein Gericht rechtskräftig eine höhere Barabfindung festsetzen, wird eine entsprechende Erhöhung der Barabfindung allen Minderheitsaktionären gewährt werden, deren Aktien durch den Übertragungsbeschluss auf die DIA GmbH übergegangen sind (siehe auch "Geschäftstätigkeit — Rechtsstreitigkeiten — Squeeze-out HRE Bank"). Ein negativer Ausgang des Spruchverfahrens kann einen wesentlichen nachteiligen Einfluss auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group haben.

Einsatz von Derivaten

Die Hypo International, die WürttHyp und die Hypo Deutschland setzen im Rahmen ihrer Aktiv-/ Passivsteuerung in erheblichem Umfang Finanz- und Kreditderivate überwiegend als Sicherung gegen Zinsänderungs-, Währungskurs- sowie Kreditrisiken ein. Die Gesellschaft ist der Ansicht, dass die

Hypo International, die WürttHyp und die Hypo Deutschland über geeignete Steuerungsinstrumente zur laufenden Überwachung der eingesetzten Derivate verfügen. Dennoch kann aufgrund der hohen Komplexität, der Volumina und der Volatilität, denen diese Derivate unterliegen, nicht ausgeschlossen werden, dass die mit dem Einsatz von Derivaten verbundenen Risiken zu wesentlichen nachteiligen Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der Hypo Real Estate Group führen.

Internationale Geschäftstätigkeit

Insbesondere die Hypo International und die WürttHyp sind in erheblichem Maße international tätig und planen, den Anteil der internationalen Geschäftstätigkeit zukünftig noch zu steigern und auf weitere Länder auszudehnen. Aus der internationalen Geschäftstätigkeit, insbesondere auch außerhalb des Euro-Raums, ergeben sich für die Hypo Real Estate Group Risiken im Zusammenhang mit Wechselkursschwankungen und Währungskontrollen, den unterschiedlichen politischen und wirtschaftlichen Bedingungen sowie den unterschiedlichen Steuer- und sonstigen Gesetzen und deren Durchsetzbarkeit in den Ländern, in denen die Hypo Real Estate Group tätig ist.

Wettbewerb mit internationalen Großbanken und nationalen Banken

Wettbewerber der Hypo Real Estate Group sind internationale Groß- und Investmentbanken sowie nationale (Hypotheken-)Banken in den jeweiligen lokalen Märkten, in denen die Hypo Real Estate Group tätig ist (siehe im Einzelnen zu den jeweiligen Wettbewerbern an den entsprechenden Stellen im Abschnitt "Geschäftstätigkeit — Markt und Wettbewerb"). Die Hypo Real Estate Group sieht sich, sowohl national als auch international, einigen nach Eigenkapital und Kreditvolumen größeren Wettbewerbern gegenüber. Seit dem Jahre 2001 findet daneben eine Konsolidierung des deutschen Hypothekenbankenmarktes statt, in deren Rahmen u.a. drei bedeutende Wettbewerber ihre Aktivitäten durch Zusammenschluss ihrer deutschen Hypothekenbanktöchter zusammengelegt haben. Außerdem könnte die zunehmende Präsenz von internationalen Instituten bzw. der Wiedereintritt ehemaliger Wettbewerber (insbesondere bei einer Verbesserung der allgemeinen Lage auf den Immobilienmärkten oder einem Wiedererstarken von Immobilien als Anlage-Klasse) an den wichtigen Immobilienstandorten wie London, New York und Paris zu einem stärkeren Wettbewerb um eine begrenzte Anzahl rentabler Transaktionen führen. Es ist ungewiss, ob die Hypo Real Estate Group immer in der Lage sein wird, dem wettbewerblichen Druck standzuhalten und in diesem Umfeld ausreichende Margen zu erzielen.

Informationstechnologien und Kommunikationsmedien

Die Geschäftstätigkeit der Hypo Real Estate Group hängt in hohem Maße von der Unterstützung durch IT-Systeme, moderne Kommunikationsmedien und andere technische Einrichtungen ab. Zum einen dienen IT-Systeme z.B. dazu, die ständige Überwachung der Risikopositionen der Hypo Real Estate Group zu ermöglichen und die große Anzahl von Immobilienkrediten zu verwalten. Zum anderen ist die Hypo Real Estate Group darauf angewiesen, ständig über Kommunikationsmedien auf den internationalen Geld- und Finanzmärkten tätig zu sein. Diese Art der Abwicklung der Geschäftstätigkeit hängt weitgehend von der Funktionsfähigkeit und Zuverlässigkeit der konzerneigenen und fremden Rechner- und Telekommunikationssysteme ab, deren sich die Hypo Real Estate Group bedient, einschließlich jener elektronischen Systeme, die ihrerseits Rechner- und Telekommunikationseinrichtungen unterstützen. Der teilweise oder vollständige Ausfall der IT- oder Telekommunikationssysteme kann zu einer erheblichen Störung des Geschäftsablaufs, einer (vorübergehenden) Einstellung des Geschäftsbetriebs (auch aufgrund der Anordnung von Aufsichtsbehörden) oder auch zu Schadensersatzansprüchen und dem Verlust von Kunden führen.

Datensicherheit

Die im Zusammenhang mit der Geschäftstätigkeit der Hypo Real Estate Group gesammelten Daten sind streng vertraulich und unterliegen dem Datenschutz, da sie Teil des Vertrauensverhältnisses zwischen Bank und Kunden sind. Die Hypo Real Estate Group hat eine Reihe von Maßnahmen ergriffen, um die bei ihrer Geschäftstätigkeit verarbeiteten und verwalteten Daten zu schützen und den einschlägigen Vorschriften Rechnung zu tragen. Es kann jedoch nicht ausgeschlossen werden, dass diese Maßnahmen sich als nicht ausreichend erweisen und dass die Vertraulichkeit der Daten (z.B. auch durch Dritte, die sich unbefugt Zugang zu den Systemen der Hypo Real Estate Group verschaffen) verletzt wird.

Verwendung standardisierter Vertragsbedingungen

Die Gesellschaften der Hypo Real Estate Group unterhalten Vertragsbeziehungen zu einer Vielzahl von Kunden. Ein effizientes Management einer derart großen Zahl von Verträgen ist nur unter Einsatz standardisierter Geschäftsbedingungen und Musterverträge möglich. Diese Abhängigkeit von Standardbedingungen führt dazu, dass Unklarheiten oder Fehler bei der Formulierung oder Verwendung einzelner solcher Bedingungen aufgrund der Vielzahl der Verwendungsfälle ein nicht unerhebliches Risiko bergen können. Angesichts sich immer wieder ändernder Rahmenbedingungen und Vorgaben der Rechtsprechung lässt sich das beschriebene Risiko nicht völlig ausschließen.

Änderungen der Steuergesetzgebung

Änderungen des Steuerrechts könnten die Attraktivität bestimmter Produkte der Hypo Real Estate Group beeinträchtigen, die gegenwärtig steuerliche Vorteile genießen. In den letzten Jahren wurden in Deutschland verschiedene Gesetzesvorhaben diskutiert, welche die steuerliche Situation der Gesellschaften der Hypo Real Estate Group nachhaltig verschlechtern könnten, z.B. die Einführung einer so genannten Mindestbesteuerung. Die Regierungen anderer Länder, in denen die Hypo Real Estate Group tätig ist, haben ebenfalls die Einführung von Gesetzen ins Auge gefasst, die Steuervorteile auf Produkte der Gesellschaften der Hypo Real Estate Group reduzieren würden und im Falle ihrer Einführung den Vertrieb solcher Produkte erheblich beeinträchtigen könnten.

Regulatorische Risiken

Erlaubnis zum Betreiben von Bankgeschäften

Für das Betreiben von Bankgeschäften ist in allen Ländern, in denen die Hypo Real Estate Group solche Geschäfte betreibt, eine Erlaubnis oder zumindest eine Anzeige an die jeweilige Aufsichtsbehörde erforderlich. Es kann nicht ausgeschlossen werden, dass bei wiederholten Verletzungen der Regeln des jeweiligen Landes über das Betreiben von Bankgeschäften oder aus sonstigen, z.B. politischen Gründen, diese Erlaubnis einer Gesellschaft der Hypo Real Estate Group eingeschränkt oder gänzlich entzogen wird. Ferner kann nicht ausgeschlossen werden, dass sich aufgrund von Änderungen der anwendbaren aufsichtsrechtlichen Vorschriften kostenintensive Folgepflichten für die Hypo Real Estate Group ergeben (z.B. hat bis spätestens Ende des Jahres 2005 die Umsetzung der Mindestanforderungen an das Kreditgeschäft der Kreditinstitute ("MaK") zu erfolgen). Die Nichterteilung von Erlaubnissen bzw. der Entzug oder die Einschränkung von vorhandenen Erlaubnissen sowie Veränderungen der rechtlichen Rahmenbedingungen könnten für die Hypo Real Estate Group wesentliche nachteilige Auswirkungen aufgrund der damit verbundenen Einstellung oder Einschränkung des Geschäftsbetriebs in dem betroffenen Land bzw. in den betroffenen Ländern haben.

Prüfungen durch Aufsichtsbehörden

Nach den Vorschriften der jeweiligen Länder, in denen die Gesellschaften der Hypo Real Estate Group über eine Erlaubnis zum Betreiben von Bankgeschäften verfügen, können die zuständigen Aufsichtsbehörden unter bestimmten Voraussetzungen Prüfungen durchführen. Solche Prüfungen können sich z.B. auf organisatorische Abläufe oder auch die Werthaltigkeit von Vermögensgegenständen beziehen. Ergebnis solcher Prüfungen kann es u.a. sein, dass die Gesellschaften der Hypo Real Estate Group organisatorische Abläufe ändern müssen, was die Geschäftstätigkeit insbesondere in der Neuordnungsphase nach Vollzug der Abspaltung behindern, hohe Kosten verursachen und die Ertragslage entsprechend belasten kann. Derzeit wird bei der HRE Bank und der WestHyp jeweils eine Prüfung gemäß § 44 KWG durchgeführt, als deren Folge die Gesellschaft jedoch keine wesentlichen negativen Auswirkungen erwartet.

Möglichkeit erhöhter Eigenmittelanforderungen durch Basel II und Implementierungsaufwand

Der bei der Bank für Internationalen Zahlungsausgleich (BIZ) in Basel ansässige Ausschuss für Bankenaufsicht ("Basler Ausschuss für Bankenaufsicht") erarbeitet gegenwärtig eine Neufassung der Eigenkapitalvereinbarung ("Basel II"), die auf Grundlage der gegenwärtigen Planung bis 2006 in nationales Recht umgesetzt sein soll (siehe "Aufsichtsrechtliche Rahmenbedingungen — Aufsicht über Bankgeschäfte — Deutschland — Eigenkapitalanforderungen nach Basel II"). Für die Gesellschaft ist gegenwärtig nicht vollständig absehbar, welche Auswirkungen die Umsetzung zukünftiger Vorgaben

von Basel II auf die an die Hypo Real Estate Group gestellten aufsichtsrechtlichen Eigenkapitalanforderungen haben wird. Die Gesellschaft geht aufgrund bisheriger Berechnungen davon aus, dass diese Anforderungen im Vergleich zur derzeitigen Situation zu einer Entlastung des Bedarfs an Eigenkapital zur Unterlegung des dann aktuellen oder zukünftig geplanten Aktivgeschäfts führen werden. Dies setzt allerdings voraus, dass die intern entwickelten Verfahren von der Bankaufsicht anerkannt werden. Aufgrund der noch nicht finalisierten Neufassung von Basel II kann auch nicht völlig ausgeschlossen werden, dass ein höherer Bedarf an Eigenkapital erforderlich sein wird. Sollte es in diesem Fall nicht möglich sein, die eventuell erhöhten Eigenmittelanforderungen zu erfüllen, könnte die Hypo Real Estate Group gezwungen sein, zusätzliches Eigenkapital aufzunehmen. Sollten in einem solchen Fall weitere Eigenmittel nicht oder nicht zu akzeptablen Bedingungen zur Verfügung gestellt werden, könnte die Hypo Real Estate Group gezwungen sein, bestehende Risikoaktiva zu reduzieren oder langsamer als geplant zu wachsen. Ferner ist derzeit noch nicht absehbar, wie hoch der personelle und sachliche Aufwand für die Implementierung von Basel II sein wird.

Risiko erschwerter Refinanzierungsbedingungen durch Basel II

Nach dem derzeitigen Stand der Diskussion in der EU über die Umsetzung von Basel II erwartet die Gesellschaft, dass der Pfandbrief ein privilegiertes Refinanzierungsinstrument bleiben wird. Es ist aber aufgrund der noch nicht abgeschlossenen Diskussionen nicht auszuschließen, dass einzelne Investoren oder Investorengruppen, die selbst von Basel II erfasst sein werden, mit höheren Eigenmittelanforderungen für Pfandbriefe belastet werden als bisher. Dies könnte eventuell zu einem erschwerten Absatz von Pfandbriefen führen.

Sonstige Risiken

Bisheriges Fehlen eines öffentlichen Marktes; mögliche Volatilität des Aktienkurses

Vor der geplanten Börseneinführung der Stammaktien der Gesellschaft am 6. Oktober 2003 gibt es keinen öffentlichen Markt für die Stammaktien der Gesellschaft. Es ist möglich, dass sich im Anschluss an die Notierungsaufnahme kein aktiver Handel in den börsennotierten Stammaktien der Gesellschaft entwickelt oder, falls sich ein aktiver Handel entwickelt, dieser nicht aufrechterhalten wird.

Nach Zulassung und Notierungsaufnahme bestimmt der Markt den Preis der Stammaktien der Gesellschaft. Der Aktienkurs hängt von einer Vielfalt von Faktoren ab, die sich überwiegend der Kontrolle der Gesellschaft entziehen. Dazu gehören die Einschätzung der Gesellschaft durch die Anleger, das allgemeine Wirtschaftsklima sowie Veränderungen der Lage oder Trends der Branche, in der die Gesellschaft tätig ist.

Stimmrechtsverwässerung durch Aufleben der Stimmrechte aus den Vorzugsaktien

Für das Geschäftsjahr 2002 der HVB AG hat sich ein Rückstand von € 0,08 je Vorzugsaktie der HVB AG ergeben, der gemäß dem Spaltungsplan im Verhältnis 4:1 so aufgeteilt wird, dass auf je eine Vorzugsaktie der HVB AG ein Teilbetrag von € 0,064 und auf je eine Vorzugsaktie der Hypo Real Estate Holding ein Teilbetrag von € 0,064 entfällt. Wird der Vorzugsbetrag in einem Jahr nicht oder nicht vollständig gezahlt und der Rückstand im nächsten Jahr nicht neben dem vollen Vorzug dieses Jahres nachgezahlt, so steht den Vorzugsaktionären gemäß dem AktG das Stimmrecht zu, bis die Rückstände nachgezahlt sind. Sollte der auf die Vorzugsaktien der Gesellschaft entfallende Vorausgewinnanteil für das Geschäftsjahr 2003 nicht zur Auszahlung gelangen und sollten die Vorzugsaktien infolgedessen stimmrechtsberechtigt werden, wird dies zu einer Stimmrechtsverwässerung der Stammaktionäre der Gesellschaft führen (siehe auch "Allgemeine Informationen über die Hypo Real Estate Holding AG — Dividenden und Dividendenpolitik").

GESCHÄFTSTÄTIGKEIT

Überblick

Die Hypo Real Estate Group ist einer der führenden internationalen Anbieter von gewerblichen Immobilienfinanzierungen. Die für die Geschäftsstrategie der Hypo Real Estate Group zentralen Immobilienmärkte sind Deutschland, Frankreich, das UK und die USA. Darüber hinaus ist die Hypo Real Estate Group auch in Dänemark, Italien, Luxemburg, den Niederlanden, Österreich, Portugal, Schweden, der Schweiz, Spanien sowie mehreren zentral- und osteuropäischen Ländern tätig. Zu den gewerblichen Immobilienfinanzierungsaktivitäten zählt die Gesellschaft schwerpunktmäßig die Akquisition, Strukturierung und Bereitstellung von Cashflow-basierten Finanzierungen für professionelle Immobilienkunden.

Die Hypo Real Estate Holding ist eine Finanzholding-Gesellschaft im Sinne des KWG und selbst nicht operativ tätig. Die Holding ist im Wesentlichen in folgenden Funktionen tätig: Group Corporate Office (inklusive Investor Relations und Kapitalmarktkommunikation), Recht, Rechnungswesen und Steuern sowie Finanz-/Risiko-Controlling und Planung. Das operative Geschäft innerhalb der Hypo Real Estate Group wird von drei unabhängig voneinander operierenden Geschäftseinheiten betrieben: der Hypo International, der WürttHyp sowie der Hypo Deutschland. Die drei operativen Geschäftseinheiten sind mit einem eigenständigen Marktauftritt in – von punktuellen Überschneidungen abgesehen – verschiedenen Marktsegmenten tätig und verfügen aufgrund ihrer separaten Kreditratings über voneinander unabhängige Refinanzierungsmöglichkeiten.

Die Hypo Real Estate Bank International mit Sitz in Dublin, Irland, ist mit einer Vollbanklizenz ausgestattet. Niederlassungen bestehen in Italien, Luxemburg, Schweden und im UK; weitere Niederlassungen werden derzeit in Deutschland, Frankreich, den Niederlanden, Portugal und Spanien gegründet. Die Errichtung einer Repräsentanz in Japan ist für Anfang 2004 geplant. Vertriebsgesellschaften bestehen in Frankreich, Italien, Spanien, UK und den USA. Die Hypo International wird primär auf die Fortführung und Ausdehnung des bisherigen transaktionsorientierten Geschäftsmodells im Ausland abzielen. Es ist angestrebt, pro Jahr eine begrenzte Zahl mittel- und großvolumiger Transaktionen für leistungsfähige Investoren und für Developer durchzuführen. Diese Transaktionen sollen zu großen Teilen syndiziert, ausplatziert oder verbrieft werden. Aufgrund der Ausrichtung auf internationale gewerbliche Immobilienkunden reicht die Produktpalette der Hypo International von der Finanzierung großvolumiger und komplexer Immobilienprojekte über die Beratung bei der Akquisition oder Veräußerung von Immobilienportfolios und -gesellschaften bis hin zur Strukturierung von Investitionsmöglichkeiten in immobiliengetragene Werte in direkter oder verbriefter Form. Das der Hypo International zuzurechnende Kreditportfolio (inklusive PBI Lux) belief sich zum 31. Mai 2003 auf ca. € 15,0 Mrd. Darüber hinaus ist der Erwerb des bestehenden US-Portfolios der HVB AG in Höhe von ca. € 4,6 Mrd. (Stand: 31. Mai 2003) geplant.

Wichtige Beteiligungen der Hypo Real Estate Bank International sind die PBI Lux und die RECs in Frankreich, Italien, Spanien, UK und den USA. Die innerhalb der Hypo International agierenden Immobilienfinanzierungseinheiten (mit Ausnahme der PBI Lux) betreiben gewerbliches Immobilienfinanzierungsgeschäft (einschließlich Real Estate Investment Banking) schwerpunktmäßig in Europa und den USA. Die PBI Lux war bisher ausschließlich auf Kommunalgeschäft fokussiert, wird jedoch zukünftig auch Hypothekengeschäft betreiben und stärker in die Treasury-Organisation der Hypo International integriert.

Die WürttHyp mit Sitz in Stuttgart wird ihr bisher praktiziertes Geschäftsmodell fortführen, das vorwiegend auf internationales deckungsstockfähiges Geschäft ausgerichtet ist. Sie verfügte zum 31. Mai 2003 über ein breit diversifiziertes Portfolio im Hypotheken- und Kommunalgeschäft von ca. € 25,1 Mrd. und generiert mittlerweile den weit überwiegenden Teil ihres Hypothekenneugeschäfts im Ausland (mehr als 95 % im Jahre 2002). Sie akquiriert ihr Neugeschäft sowohl unter eigenem Namen als auch in Zukunft zusätzlich über die Hypo International und stellt zusammen mit der PBI Lux das Kompetenzzentrum für die Refinanzierung des durch Grundpfandrechte gesicherten Auslandskreditgeschäfts der Hypo Real Estate Group dar.

Die HRE Bank mit Sitz in München ist eine Hypothekenbank mit Gemischtbankprivileg und vorwiegend in Deutschland tätig. Ihre Tochtergesellschaft WestHyp mit Sitz in Dortmund schloss in den letzten zwei Jahren über die Hälfte ihres Neugeschäfts im Ausland ab, im Wesentlichen in den

Niederlanden und im UK. Es ist geplant, die WestHyp auf die HRE Bank zu verschmelzen. Zusammen verfügten beide Gesellschaften zum 31. Mai 2003 über ein Kreditportfolio von ca. € 84,4 Mrd. (ohne FGH Bank). Das darin enthaltene Hypothekenportfolio hat ein Bestandsvolumen von ca. € 42,2 Mrd. und stammt größtenteils aus dem Bestand der HRE Bank. Beide Gesellschaften werden in den nächsten Jahren primär ihr vorhandenes Portfolio umstrukturieren und reduzieren und beabsichtigen, Neugeschäft nur selektiv und zu akzeptablen Konditionen zu tätigen. Auch Prolongationen sollen nur noch zu Margen durchgeführt werden, die dem Ertragsanspruch der beiden Gesellschaften gerecht werden. Die Beteiligung der HRE Bank an der Assumij Beheer B.V., die wiederum sämtliche Anteile an der FGH Bank hält, soll verkauft werden. Ein diesbezüglicher Letter of Intent wurde bereits unterzeichnet. Zum 31. Mai 2003 hatte die FGH Bank Kredite in Höhe von ca. € 4,2 Mrd. zugesagt.

Im Kommunalgeschäft werden die WürttHyp und die Hypo Deutschland in Zukunft aufgrund der geringen Marge auf Neugeschäft weitestgehend verzichten. Das bei der WürttHyp und der Hypo Deutschland bestehende Portfolio aus kleineren privaten Baufinanzierungen soll ebenfalls auslaufen.

Die drei operativen Einheiten der Hypo Real Estate Group haben nicht nur eigenständige Kreditratings, sondern ihnen stehen auch aufgrund ihrer unterschiedlichen Geschäftsstrukturen verschiedene Möglichkeiten der Refinanzierung zur Verfügung. Die Gesellschaften der Hypo Real Estate Group refinanzieren die ausgereichten Darlehen und ihr sonstiges Aktivgeschäft auf dem Geld- und Kapitalmarkt.

Die Hypo International wird aufgrund ihres Geschäftsmodells bevorzugt die Möglichkeiten der Refinanzierung durch die Emission von ungedeckten Schuldverschreibungen und in geringem Umfang von Geldmarktpapieren nutzen. Sie wird sich darüber hinaus auch über ihre Tochtergesellschaft PBI Lux im gedeckten Bereich über Pfandbriefemissionen (*lettres de gage*) refinanzieren.

Die WürttHyp refinanziert sich weiterhin vorwiegend über die Ausgabe von Pfandbriefen. Im mittel- und langfristigen Bereich emittiert sie in beschränktem Umfang auch ungedeckte Schuldverschreibungen.

Die Hypo Deutschland refinanziert sich vorwiegend ebenfalls über die Ausgabe von Hypothekenpfandbriefen. Mit Rücksicht auf die Kreditratings der HRE Bank und der WestHyp sollen im mittel- und langfristigen Bereich nur in beschränktem Umfang ungedeckte Schuldverschreibungen emittiert werden. Die Hypo Deutschland kann zusätzlich für einen Übergangszeitraum nach der Abspaltung auf eine Liquiditätslinie der HVB Group zurückgreifen.

Bei allen drei operativen Einheiten sollen Verbriefungstransaktionen (insbesondere MBS) weiterhin komplementär eingesetzt werden.

Zum 31. Mai 2003 betrug der der Hypo Real Estate Group zuzurechnende Bestand an Immobilienfinanzierungen ca. € 61,9 Mrd. (ohne FGH Bank) und an Kommunalgeschäft ca. € 62,6 Mrd. Die Hypo Real Estate Group wird zum Zeitpunkt des Wirksamwerdens der Abspaltung voraussichtlich ca. 1.650 Mitarbeiter beschäftigen.

Strategie der Hypo Real Estate Group

Die Strategie der Hypo Real Estate Group zielt darauf ab, zugunsten ihrer Aktionäre, Kunden und Mitarbeiter Profitabilität und finanzielles Gleichgewicht in jeder ihrer drei operativen Einheiten zu erreichen. Die Gesellschaft ist der Ansicht, dass die Zusammenführung der gewerblichen Immobilienfinanzierungsaktivitäten unter dem Dach der Gesellschaft es der Hypo Real Estate Group erlauben wird, die Position als ein führendes internationales Unternehmen im gewerblichen Immobilienfinanzierungsbereich einzunehmen.

Die strategischen Zielsetzungen der Hypo Real Estate Group sind:

- Etablierung der Hypo Real Estate Group als ein erfahrener, innovativer und flexibler internationaler Anbieter von gewerblichen Immobilienfinanzierungen;

- Schaffung eines regional ausgewogenen Portfolios unter Einschluss eines konsequenten Portfolioabbaus in Deutschland und unter Fortführung der auf selektive internationale Diversifikation ausgerichteten Geschäftspolitik;
- Ausweitung der strikt risiko-renditeorientierten Konditionengestaltung des internationalen Geschäfts auf die gesamte Hypo Real Estate Group einschließlich Deutschland;
- Einführung einer qualitätsorientierten schlanken Unternehmensorganisation, die dazu beitragen soll, dass die operativen Erträge die Kapitalkosten übersteigen;
- Aufrechterhaltung einer angemessenen Eigenkapitalausstattung.

Das nachfolgende Schaubild zeigt in vereinfachter Darstellung die drei operativen Geschäftseinheiten der Hypo Real Estate Group, die im Anschluss an das Schaubild näher beschrieben werden:


Hypo Real Estate Holding
Hypo International
WürttHyp
Hypo Deutschland

Hypo International

Die Hypobank Ireland und die Vereinsbank Ireland waren seit den 1980er Jahren mit Büros in Dublin und Shannon in Irland präsent. Im Dezember 1998 wurden sämtliche Vermögensgegenstände und Verbindlichkeiten der Hypobank Ireland auf die Vereinsbank Ireland übertragen. Nach dieser Zusammenführung firmierte die Bank zunächst unter dem Namen HypoVereinsbank Ireland. Im August 2001 wurde sie in HVB Bank Ireland umbenannt. Voraussichtlich im September 2003 wird die Bank von HVB Bank Ireland in Hypo Real Estate Bank International umfirmieren.

Mit der Wahl der mit einer Vollbanklizenz ausgestatteten Hypo Real Estate Bank International als Nukleus für das internationale Geschäft nutzt die Hypo Real Estate Group die Möglichkeit, sich an einem internationalen, angelsächsisch orientierten Standort positionieren zu können. Durch die Übernahme der vorhandenen Organisationsstrukturen innerhalb der ehemaligen HVB Bank Ireland kann die Geschäftsaufnahme sofort nach der Abspaltung erfolgen. Von dem ursprünglichen Bestandsportfolio der HVB Bank Ireland in Höhe von ca. € 3,7 Mrd. (Stand: 31. Mai 2003) wurde im Vorfeld der Abspaltung die Übertragung eines Kreditportfolios in Höhe von ca. € 3,0 Mrd. auf die (in der HVB Group verbleibende) HVB Banque Luxembourg S.A. vertraglich vereinbart (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Übertragung eines Teils des Altportfolios der Hypo Real Estate Bank International"). Die Übertragung hat im Juli 2003 begonnen und wird voraussichtlich erst nach der Abspaltung abgeschlossen werden. Der Erwerb des neuen Bestandsportfolios in Höhe von ca. € 8,2 Mrd. bezogen auf Inanspruchnahmen (Stand: 30. Juni 2003) durch die Hypo Real Estate Bank International von der HVB AG wird teils durch synthetische Übertragung (ca. € 5,0 Mrd.) und teils durch physische Übertragung (ca. € 3,1 Mrd.) erfolgen (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Portfolioübertragungen"). Gemäß einem Memorandum of Understanding vom 11./13. August 2003 zwischen der HVB AG, der HVB Americas Inc. und der Hypo Real Estate Bank International ist der Erwerb des US-Portfolios der HVB Group in Höhe von ca. € 4,6 Mrd. (Stand: 31. Mai 2003) durch die Hypo Real Estate Bank International zu einem Zeitpunkt nach der Abspaltung geplant (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Übertragung des US-Portfolios").

Die wichtigen Beteiligungen der Hypo Real Estate Bank International sind die PBI Lux und die fünf Real Estate Capital Gesellschaften in Frankreich, Italien, Spanien, UK und den USA. Die innerhalb der Hypo International agierenden Immobilienfinanzierungseinheiten (mit Ausnahme der PBI Lux)

betreiben schwerpunktmäßig gewerbliches Immobilienfinanzierungsgeschäft (einschließlich Real Estate Investment Banking) in Europa und den USA. Die PBI Lux ist eine reine Pfandbriefbank. Sie war bisher ausschließlich auf das Kommunalgeschäft fokussiert und bietet ihre Dienstleistungen auf Regierungs- wie auch Kommunalebene an, wobei sie ihre Investments auf Länder beschränkt, die mindestens über ein AA-Rating (Standard & Poor's) verfügen. Zukünftig soll die PBI Lux auch Hypothekengeschäft betreiben.

Niederlassungen der Hypo Real Estate Bank International bestehen bereits in Italien, Luxemburg, Schweden und im UK; weitere Niederlassungen werden derzeit in Deutschland, Frankreich, den Niederlanden, Portugal und Spanien gegründet. Die Errichtung einer Repräsentanz in Japan ist für 2004 geplant.

Die nachfolgende Tabelle zeigt einige ausgewählte konsolidierte Finanzinformationen der Hypo International (nach IFRS):[1)]

	1. Halbjahr 2003	2002 (hälftig)	2002	2001
Erträge (in Mio. €)	85	110	221	176
davon Zinsüberschuss (in Mio. €)	*68*	*76*	*152*	*125*
davon Provisionsüberschuss (in Mio. €)	*24*	*16*	*33*	*44*
Kreditrisikovorsorge (in Mio. €)	– 22[2)]	– 10	– 19	0
Verwaltungsaufwand (in Mio. €)	– 25	– 25	– 50	– 41
Saldo übrige Erträge/Aufwendungen (in Mio. €)	0	0	– 1	0
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern (in Mio. €)	38	75	151	135
Kreditvolumen (in Mrd. €)	11	—	10	8
Summe Vermögensgegenstände (in Mrd. €)	12	—	17	13
Risikogewichtete Aktiva (in Mrd. €) (nach BIZ)	9,8	—	12,2	7,7
Cost/Income Ratio (in %)	27,2	—	26,7	24,4

1) Der Konsolidierungskreis umfasst nicht die REC France, REC Iberia, REC Italia und REC USA
2) Interne Standard-Risikokosten im ersten Halbjahr 2003

Strategie der Hypo International

Die strategischen Zielsetzungen der Hypo International sind:

- Transaktionsbezogene Geschäftsstrategie anstatt Relationship Banking (d.h. im Vordergrund stehen ein ausreichender Cash-flow, der die jeweilige Finanzierung trägt, und die Vorteilhaftigkeit jedes einzelnen Immobilienfinanzierungsgeschäfts sowie die Attraktivität und Streuung des Gesamtportfolios bei antizipativem Risikobewusstsein);
- Weiterentwicklung von innovativen Produkten in den Bereichen Kredit, Strukturierung und Risikotransformation;
- Fokussierung auf mittlere bis großvolumige Transaktionen für leistungsfähige Investoren und Developer;
- Ausbau der internationalen Immobilienfinanzierungsaktivitäten unter dem Dach der Hypo Real Estate Bank International;
- Fokussierung auf attraktive Risiko-Rendite-Relation auch im Hinblick auf Kapitalmarktexit.

Geschäftsmodell der Hypo International

Aufgrund der Ausrichtung auf internationale gewerbliche Immobilienkunden reicht die Produktpalette der Hypo International weit über die eigentliche Immobilienfinanzierung hinaus: Das Spektrum beinhaltet sowohl die Finanzierung großvolumiger und komplexer Immobilienprojekte im kurz- und mittelfristigen Bereich als auch die Beratung bei der Akquisition oder Veräußerung von Immobilienportfolios und -gesellschaften sowie die Strukturierung von Investitionsmöglichkeiten in immobiliengetragene Werte in direkter oder verbriefter Form. Die umfassende Produktpalette mit Strukturierung, Beratung und Finanzierung aus einer Hand eröffnet wichtige Wettbewerbsvorteile. Dabei wird der strategische

Ansatz der Konzentration auf intelligente maßgeschneiderte Immobilieninvestment-Produkte gezielt weiterentwickelt.

Zur EDV-seitigen Unterstützung ihres Geschäftsmodells verwendet die Hypo Real Estate Bank International derzeit noch die von der HVB AG verwendeten Systeme wie MIDAS, INAP und PRISM. Im Rahmen der Neustrukturierung soll zu Beginn des Jahres 2004 SAP als neuer EDV-Standard der Hypo Real Estate Bank International eingeführt werden.

Produkte der Hypo International

Zu den wesentlichen Produkten der Hypo International gehören:

- Strukturierte Immobilienfinanzierungen an professionelle Immobilienkunden (Senior/Junior/ Mezzanine-Finanzierungen (einschließlich Gewinnbeteiligung) mit variabler/fester Verzinsung als Investor-/Developerfinanzierungen/Garantien);
- Kapitalmarktprodukte (Verbriefungen);
- Syndizierung und Platzierung von Einzelwerten und Portfolioteilen.

Grundsätzlich werden große Transaktionen nur als Arranger übernommen, wobei durch einen wachsenden Fokus auf diese Rolle der Ertrag gesteigert werden soll. Die Hypo International betreibt eine aktive Portfolio- und Kapitalverwaltung, um durch Syndizierungen, Verbriefungen und direkte Verkäufe die Risiko-Ertrags-Struktur zu optimieren. Mit dem Kundenengagement gleichrangige Eigenkapitalbeteiligungen werden nicht eingegangen.

Vertrieb der Hypo International

Die Vertriebsstruktur in Frankreich, Italien, Spanien, im UK und in den USA zeichnet sich dadurch aus, dass der Marktauftritt grundsätzlich über selbstständige Tochtergesellschaften, die RECs erfolgt. Neben dem Vertrieb erfolgt in diesen Ländern auch die Kreditbearbeitung über die jeweiligen Tochtergesellschaften. Diese akquirieren, arrangieren und strukturieren die Finanzierungen für die Niederlassungen (mit Ausnahme in den USA) sowie für Dritte und übernehmen die Verwaltung und Überwachung des Portfolios. Die Finanzierungen werden nach entsprechender Genehmigung durch die internen Gremien der Hypo Real Estate Bank International grundsätzlich in den Niederlassungen (bzw. teilweise direkt bei der REC France und der REC USA), teilweise auch direkt in der Hypo Real Estate Bank International gebucht.

Die REC UK wurde 1991 in London gegründet und verwaltete zum 31. Mai 2003 ein Portfolio von knapp € 10,9 Mrd. (auf Basis von Kreditzusagen). Seit 2000 wird das Geschäftsmodell der REC UK auch in Frankreich praktiziert. Hier verwaltete die 1981 in Paris gegründete REC France zum 31. Mai 2003 knapp € 4,5 Mrd. (auf Basis von Kreditzusagen). Für den Erfolg des praktizierten Geschäftsmodells spricht, dass in beiden Ländern bisher grundsätzlich keine Abschreibungen notwendig waren; wenige Ausnahmen bezüglich gebildeter Risikovorsorge bei der REC France beziehen sich auf Finanzierungen, die noch unter dem alten Geschäftsmodell vergeben wurden. Im Jahr 2001 wurde die REC Italia in Mailand und im Jahr 2002 die REC Iberia in Madrid gegründet. Zum 31. Mai 2003 belief sich das von der REC Italia verwaltete Portfolio auf ca. € 1,3 Mrd. und das von der REC Iberia verwaltete Portfolio auf ca. € 0,3 Mrd. (jeweils auf Basis von Kreditzusagen). In Italien und im UK sind bereits Niederlassungen der Hypo Real Estate Bank International gegründet worden; die Errichtung von Niederlassungen in Frankreich und Spanien wird in Kürze erfolgen. Die REC France verfügt als einzige der RECs über eine Banklizenz.

Die REC USA, eine Gesellschaft nach dem Recht des US-Bundesstaates Delaware, wurde im Mai 2003 gegründet. Von dem Standort New York aus wird diese den Marktauftritt für die USA betreiben. Einige Mitarbeiter des bisherigen Teams der HVB AG sind bereits in die REC USA gewechselt. Weitere Mitarbeiter sollen im Oktober 2003 folgen. Sofern der geplante Erwerb des US-Portfolios zustande kommt, wird die REC USA dieses Portfolio verwalten und überwachen.

In anderen Ländern, in denen die HVB Group im Bereich der gewerblichen Immobilienfinanzierung tätig war, sind ebenfalls Niederlassungen der Hypo Real Estate Bank International gegründet worden. In Schweden sind Mitarbeiter des ehemaligen Stockholm-Teams der HVB AG in die neue Niederlassung gewechselt. Die HVB AG-Niederlassung in Stockholm verwaltete zum 31. Mai 2003 ein Portfolio in Höhe von ca. € 0,7 Mrd. (auf Basis von Kreditzusagen). Die in München in Gründung

befindliche Niederlassung betreibt in Zukunft den Vertrieb für Deutschland und die mittel- und osteuropäischen Länder. In diesem Bereich wurde zum 31. Mai 2003 ein Portfolio in Höhe von ca. € 0,7 Mrd. (auf Basis von Kreditzusagen) verwaltet und es ist geplant, dass Mitarbeiter des ursprünglichen HVB-Teams in die neue Niederlassung wechseln werden. Darüber hinaus ist eine Niederlassung in Luxemburg eröffnet worden; Niederlassungen in den Niederlanden und in Portugal werden derzeit gegründet. Die Errichtung einer Repräsentanz in Japan ist für Anfang 2004 geplant.

Bestandsportfolio der Hypo International

Das der Hypo International zuzurechnende Bestandsportfolio betrug ohne Syndizierungen zum 31. Mai 2003 ca. € 15,0 Mrd. Davon entfielen ca. € 9,4 Mrd. (63 %) auf Immobilienfinanzierungen und ca. € 5,6 Mrd. (37 %) auf die Staatsfinanzierung der PBI Lux. Auf der Basis von Kreditzusagen belief sich das Bestandsportfolio insgesamt auf ca. € 15,7 Mrd., wovon ca. € 10,1 Mrd. (64,3 %) auf Immobilienfinanzierungen entfielen.

Die Portfoliostruktur auf der Basis von Kreditzusagen (ohne Staatsfinanzierung) lässt sich nach mehreren Kriterien unterteilen. Nachfolgend wird die Untergliederung (Stand: 31. Mai 2003) nach Regionen, Kunden, Objektarten und internen Bonitätsklassen im Immobilienfinanzierungsgeschäft dargestellt.

Portfoliostruktur nach Regionen


Irland
4 %
Spanien
3 %
Skandinavien
4 %
Italien
11 %
Deutschland/
CEE
5 %
Frankreich
27 %
UK
46 %

100 % = €10,1 Mrd.

Portfoliostruktur nach Objektarten


Industrie/
Logistik
5 %
Sonstige
5 %
Mischnutzung
19 %
Büros
45 %
Hotels/Freizeit
4 %
Einzelhandel
21 %
Wohnungen
1 %

100 % = €10,1 Mrd.

Portfoliostruktur nach Kunden


Sonstige
7 %
Developer
8 %
Investoren
85 %

100 % = €10,1 Mrd.

Portfoliostruktur nach internen Bonitätsklassen


Risikoklasse 7-10
1 %
Risikoklasse 4-6
32 %
Risikoklasse 1-3
67 %

100 % = €10,1 Mrd.

Von den zehn größten Einzelengagements dienen fünf Engagements der Finanzierung von Bürogebäuden in Frankreich (3), Italien (1) und im UK (1). Ferner sind darin drei Finanzierungen von Einkaufszentren, eine Finanzierung eines gemischt genutzten Objekts sowie eine sonstige Finanzierung enthalten. Das Gesamtvolumen der zehn größten Einzelengagements bezogen auf Zusagen beläuft sich auf unter 30 % des gesamten Immobilienfinanzierungsportfolios der Hypo International. Kein Einzelengagement ist größer als 8 % des gesamten Immobilienfinanzierungsportfolios.

Neugeschäft der Hypo International

Die Positionierung der Geschäftseinheit Hypo International zielt auf die Fortsetzung und den Ausbau des internationalen Geschäftsmodells der HVB AG ab. Der Fokus liegt auf einer transaktionsbezogenen Geschäftspolitik. Voraussetzung hierfür ist eine detaillierte Prüfung des Risikos. Risikoadäquate Profitabilität hat dabei Vorrang vor Volumen oder Marktanteil. Es ist angestrebt, pro Jahr eine begrenzte Anzahl mittel- und großvolumiger Transaktionen für leistungsfähige Investoren und für Developer durchzuführen. Diese Transaktionen sollen der Prämisse der Kapitalmarktfähigkeit folgen, d.h. sie sollen zu großen Teilen syndiziert, ausplatziert und/oder verbrieft werden.

Zielkunden sind leistungsfähige Groß- und Mittelstandskunden mit hohem Wachstumspotenzial, bei denen die Kreditqualität der Objektgesellschaft im Einklang mit dem Rating des jeweiligen Kunden steht. Im Rahmen strategischer Marktbeobachtungen und -analysen erfolgt zudem eine laufende Überprüfung der Markt- und Standortstrategie mit im Rahmen der Geschäftsstrategie erfolgenden, turnusmäßigen Anpassungsmechanismen der Risikoanalyse-Tools und Vergaberichtlinien.

Das bisher bei der PBI Lux betriebene Kommunalgeschäft soll in der Zukunft durch Hypothekengeschäft ergänzt werden.

Rating der Hypo International

Die von den Ratingagenturen Standard & Poor's und Moody's erteilten Ratings hinsichtlich der Finanzkraft bzw. der Verbindlichkeiten der Hypo Real Estate Bank International bzw. der PBI Lux wurden in der Vergangenheit u.a. von den Ratings der seinerzeitigen Muttergesellschaft, der HVB AG, beeinflusst. Zuletzt wurden die Ratings der Hypo Real Estate Bank International und der PBI Lux nach der Bekanntgabe maßgeblicher Details zur geplanten Neustrukturierung der Hypo Real Estate Group am 27. März 2003 überprüft. Moody's verkündete seine diesbezüglichen Neubewertungen am 31. März 2003 und Standard & Poor's am 1. April 2003.

Die Hypo Real Estate Bank International wurde von Standard & Poor's hinsichtlich des "short-term counterparty credit"-Rating noch einmal in der Bewertung von A-2 bestätigt, während Moody's das "financial strength"-Rating der Hypo Real Estate Bank International auf C heraufsetzte, weil sich das Institut im Zuge der Neustrukturierung zu einem transaktions-fokussierten Immobilienfinanzierer mit Erfahrung in Großprojekten, insbesondere in Frankreich, in den Niederlanden und im UK entwickeln werde. Am 20. August 2003 hat Standard & Poor's angekündigt, dass nach Durchführung der Abspaltung das "long term counterparty credit"-Rating der Hypo Real Estate Bank International voraussichtlich mit A- bewertet wird. Es wird der Outlook negativ erwartet. Die Gesellschaft soll nach der Abspaltung eine Haftungserklärung für die Hypo Real Estate Bank International abgeben.

Standard & Poor's, die als einzige Ratingagentur PBI Lux bewertet, beobachtet seit dem 31. März 2003 das "long-term counterparty credit"-Rating dieses Instituts von BBB+ und das "short-term counterparty credit"-Rating von A-2 im Hinblick auf negative Implikationen und eine daraus resultierende mögliche Herabstufung. Zur Begründung hierfür wies Standard & Poor's auf die mangelnde Breite der Geschäftsaktivitäten, niedrige Kapitalisierungs- und Profitabilitätskennzahlen sowie die unsichere Bedeutung des Instituts in der zukünftigen Struktur hin. Am 20. August 2003 hat Standard & Poor's jedoch angekündigt, dass nach Durchführung der Abspaltung die PBI Lux voraussichtlich nicht mehr unter Beobachtung stehen wird und die oben genannten Ratings bestätigt werden. Es wird allerdings erwartet, dass der Outlook als negativ bewertet wird. Die Hypo Real Estate Bank International hat eine Haftungserklärung für die PBI Lux abgegeben.

Refinanzierung der Hypo International

Der Hypo Real Estate Bank International wurde in der Vergangenheit die langfristige Refinanzierung durch die zentrale Group Treasury der HVB AG zur Verfügung gestellt. Daneben konnte sie sich aufgrund ihres günstigen Institutsratings in der Vergangenheit auch über Geldmarktpapiere bzw. den Geldmarkt refinanzieren. In Zukunft wird sich die Hypo Real Estate Bank International vorwiegend über die Ausgabe mittel- und langfristiger ungedeckter Schuldverschreibungen refinanzieren.

Bei der PBI Lux liegt der Schwerpunkt der Refinanzierung im längerfristigen Bereich in der Emission von gedeckten öffentlichen Inhaber- und Namenspfandbriefen (sog. *lettres de gage publiques*). Im Jahr 2002 hat die PBI Lux ein Volumen von ca. € 2.325 Mio. an Öffentlichen Pfandbriefen platziert, darun-

ter fünf in CHF denominierte Emissionen und eine Jumbo-Pfandbrief-Emission. Das Volumen des hierfür genutzten Debt Issuance Programms beträgt € 10 Mrd.; der Gesamtumsatz aus diesem Debt Issuance Programm betrug zum 30. Juni 2003 ca. € 2,74 Mrd., ca. JPY 2,25 Mrd., ca. CHF 1,35 Mrd., ca. USD 0,27 Mrd. und ca. GBP 3,76 Mio. Namenspapiere und Schuldscheindarlehen wurden nur in geringem Umfang begeben. Im kurzfristigen Bereich refinanziert sich die PBI Lux neben dem Abschluss von Geldmarktgeschäften und Repurchase Agreements insbesondere über die Ausgabe von Commercial Paper. Hierfür steht der PBI Lux ein Commercial Paper Programm im Volumen von € 1 Mrd. zur Verfügung.

Verbriefungstransaktionen der Hypo International

In der Vergangenheit fanden keine eigenen Verbriefungstransaktionen bei der Hypo International statt; zukünftig werden diese jedoch ein wichtiges Instrument zur Steuerung des Risiko/Ertrags-Profils des Kreditportfolios der Hypo International sowie zum Management der Bilanzstruktur der Hypo Real Estate Bank International darstellen.

Württembergische Hypothekenbank

Die 1867 gegründete WürttHyp mit Sitz in Stuttgart ist mit über 130 Jahren Erfahrung eine der ältesten Hypothekenbanken Deutschlands. Ihre Aktien sind seit 1871 zum Börsenhandel im amtlichen Markt an der Börse in Stuttgart zugelassen. Die Hypo Real Estate Holding hält an der WürttHyp eine Beteiligung in Höhe von 93,77 %. Die BaFin hat als das für die Eigenmittelausstattung der Finanzholding-Gruppe im Sinne des KWG verantwortliche Kreditinstitut die WürttHyp bestimmt. Die WürttHyp darf zur Erfüllung ihrer diesbezüglichen Verpflichtung auf die gruppenangehörigen Unternehmen jedoch nur im Rahmen des allgemein geltenden Gesellschaftsrechts einwirken. Die Anzeigepflicht im Rahmen der konsolidierten Aufsicht nimmt wiederum die WürttHyp als übergeordnetes Institut für die gesamte Hypo Real Estate Group wahr.

Die nachfolgende Tabelle zeigt einige ausgewählte Finanzinformationen der WürttHyp (nach IFRS):

	1. Halbjahr 2003	2002 (hälftig)	2002	2001
Erträge (in Mio. €)	50	57	114	113
davon Zinsüberschuss (in Mio. €)	*54*	*54*	*107*	*105*
davon Provisionsüberschuss (in Mio. €)	*–4*	*–5*	*–9*	*–8*
Kreditrisikovorsorge (in Mio. €)	–12	–12	–25	–24
Verwaltungsaufwand (in Mio. €)	–15	–16	–31	–33
Saldo übrige Erträge/Aufwendungen (in Mio. €)	0	0	0	0
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern (in Mio. €)	23	29	58	56
Kreditvolumen (ohne Kommunalgeschäft) (in Mrd. €)	10	—	10	10
Summe Vermögensgegenstände (in Mrd. €)	32	—	31	32
Risikogewichtete Aktiva (in Mrd. €) (nach BIZ)	9,4	—	9,1	9,2
Cost/Income Ratio (in %)	31,3	—	29,0	30,0

Strategie der WürttHyp

Die strategischen Zielsetzungen der WürttHyp sind:

- Fokussierung auf das deckungsstockfähige Hypothekengeschäft;
- Akquisition von internationalen gewerblichen Hypothekenfinanzierungen selbst und über die Hypo International;
- Eigenständige Refinanzierung (insbesondere auf Pfandbriefbasis) komplementiert durch Treasury-Aktivitäten, einschließlich Verbriefungen;
- Weiterhin erstklassige Risiko-Rendite-Relation.

Geschäftsmodell der WürttHyp

Die WürttHyp führt ihr bewährtes Geschäftsmodell fort, das auf deckungsstockfähiges gewerbliches Hypothekenfinanzierungsgeschäft fokussiert ist. Der Schwerpunkt liegt dabei auf der Finanzierung von Immobilien im Ausland. Das Auslandsgeschäft generiert die WürttHyp selbst und ergänzend über die

Hypo International. Die WürttHyp konzentriert sich auf Geschäftsfelder und Produkte, die im Verhältnis zu dem damit verbundenen Risiko eine gute Rendite aufweisen. Dies sind insbesondere risikogünstige Cashflow-Finanzierungen im Hypothekargeschäft. Die Rentabilität des Kerngeschäfts wird dadurch unterstützt, dass in zunehmenden Maße Kreditrisiken zur Eigenkapitalschonung über Verbriefungen ausplatziert werden. Die Sicherung nachhaltiger Erträge soll auch weiterhin durch eine niedrige Kostenquote und eine risikosensitive Geschäftspolitik erreicht werden, die sich im konsequenten Vermeiden einer Abhängigkeit vom Marktrisikoergebnis, in der Diversifikation des Finanzierungsneugeschäfts auf mehrere Länder und Sektoren und im Betreiben eines aktiven Portfoliomanagements zeigt.

Die WürttHyp verfügt über langjährige Expertise bei der Analyse, Strukturierung und Verwaltung von Hypothekendarlehensportfolien und einen hohen Bekanntheitsgrad als europäischer Hypothekenfinanzierer. Im Bereich des Auslandsimmobilienfinanzierungsgeschäfts ist die WürttHyp seit 1989 tätig. Ihre Hauptzielmärkte befinden sich im UK, in Frankreich, den Niederlanden, Schweden, Spanien, Dänemark, der Schweiz, Irland und den USA. Die Gründe für die ursprüngliche Aufnahme des Auslandsgeschäfts haben im Wesentlichen auch heute noch Bestand: tendenziell höhere Erträge und niedrigere Beleihungsausläufe, die Internationalisierung des Immobiliengeschäfts, die Notwendigkeit, dem gewerblichen Immobilieninvestor Dienstleistungen auch im Ausland anzubieten und die Konkurrenzsituation in Deutschland. Im Neugeschäft konzentriert sich die WürttHyp ausschließlich auf Cashflow-basierte Finanzierungen, d.h. die Finanzierungen sind darauf abgestimmt, dass aus den finanzierten Objekten Erträge erwirtschaftet werden, die die Zins- und Tilgungsleistungen der gewährten Kredite überdecken sollen. Im Gegensatz zum Auslandsgeschäft der Hypo International fokussiert sich die WürttHyp im Ausland auf kleinere Losgrößen und Endfinanzierungen. Ferner hat sich auch das Auslandsgeschäft der WürttHyp an den gesetzlichen Vorgaben des deutschen Hypothekenbankgesetzes ("HypBankG") zu orientieren, insbesondere im Hinblick auf die Deckungsstockfähigkeit der Hypothekarkredite (siehe auch "Aufsichtsrechtliche Rahmenbedingungen — Aufsicht über Bankgeschäfte — Deutschland — Hypothekenbanken"). Insofern sind die Geschäftsmodelle der Hypo International und der WürttHyp komplementär zueinander. Das vorteilhafte Risikoprofil der Auslandsengagements der WürttHyp wird dadurch belegt, dass es bisher – bis auf drei vernachlässigbare kleine Finanzierungen, die strukturell vom gewöhnlichen Auslandsgeschäft der WürttHyp (Finanzierungen ausschließlich mit Renditeobjekten) abgewichen sind – keine Leistungsstörungen, Wertberichtigungen und Ausfälle im Auslandsgeschäft gab. Neue Märkte wie z.B. die USA erschließt die WürttHyp grundsätzlich nur zusammen mit internationalen Partnern.

Im gewerblichen Immobilienfinanzierungsneugeschäft in Deutschland hat die WürttHyp bereits ab Mitte der 1990er Jahre mit der konsequenten Restrukturierung ihres Inlandsportfolios begonnen. Die WürttHyp wird auch zukünftig nur selektiv deckungsstockfähiges Neugeschäft in Deutschland akquirieren, wobei auch in Deutschland Finanzierungen ausschließlich auf Cashflow-Basis vorgenommen werden sollen. Bei den finanzierten Objekten handelt es sich überwiegend um Büro- und Handelsimmobilien.

Zur EDV-seitigen Unterstützung ihres Geschäftsmodells verwendet die WürttHyp das so genannte PARIS-Anwendungssystem, das von der WürttHyp Anfang der 1990er Jahre entwickelt worden und speziell auf die Bedürfnisse von Hypothekenbanken zugeschnitten ist. Es besteht aus mehreren integrierten Softwarekomponenten, die zusammen mit eingebundenen fremden Softwarekomponenten (z.B. für das Derivategeschäft) ein Gesamtsystem darstellen, das sämtliche Anforderungen einer Hypothekenbank, d.h. alle relevanten Geschäftsbereiche und Produkte (wie Darlehens- und Wertpapiergeschäft) sowie notwendige Prozesse und Funktionen (wie Zahlungsverkehr, Meldewesen und Risikosteuerung) abdeckt.

Produkte der WürttHyp

Zu den wesentlichen Produkten der WürttHyp gehören:

- Feste/variable Hypothekarkredite auf Cashflow-Basis an professionelle Immobilienkunden im Ausland und selektiv in Deutschland;
- Strukturierte Kredite, z.B. Übernahme der Senior-Tranche bei Senior/Junior-Konstruktionen;
- Pfandbriefe, auch in Kombination mit Derivaten (so genannte strukturierte Emissionen);
- Verbriefungen von Hypothekendarlehensportfolios.

Vertrieb der WürttHyp

Im Auslandshypothekargeschäft basiert das Vertriebsmodell der WürttHyp auf einer engen Kooperation zwischen den Repräsentanten/Partnern in den ausländischen Zielmärkten und den Einheiten in Stuttgart, die für Kreditentscheidung und -bearbeitung sowie Portfolioüberwachung verantwortlich sind. Repräsentanzen der WürttHyp bestehen in Amsterdam, Barcelona, Genf, Göteborg, Kopenhagen, London, Paris und Zürich. Zukünftig wird die WürttHyp bei der Akquisition von Auslandsneugeschäft auch mit der Hypo International zusammenarbeiten. Die Entscheidung, das Controlling und die Abwicklung des Auslandsgeschäfts erfolgen jedoch durch die Zentrale in Stuttgart.

In Deutschland werden Gewerbeimmobilienfinanzierungen von der Zentrale der WürttHyp in Stuttgart aus akquiriert.

Bestandsportfolio der WürttHyp

Das Bestandsportfolio der WürttHyp betrug zum 31. Mai 2003 ca. € 25,1 Mrd. Davon entfielen ca. € 10,3 Mrd. (41 %) auf Immobilienfinanzierungen und ca. € 14,8 Mrd. (59 %) auf das Kommunalgeschäft (demgegenüber wurde von Januar bis Mai 2003 im Kommunalgeschäft kein Neugeschäft getätigt). Das Bestandsportfolio lässt sich nach mehreren Kriterien unterteilen. Nachfolgend wird die Untergliederung (Stand: 31. Mai 2003) nach Darlehensart (Hypotheken- und Kommunalgeschäft), Regionen im Hypothekengeschäft, Objektarten im gewerblichen Teil des Hypothekengeschäfts und internen Bonitätsklassen im Hypothekengeschäft dargestellt.

Portfoliostruktur nach Darlehensart


Gewerbe-
immobilien
26 %
Kommunal-
geschäft
59 %
Wohn-
immobilien
15 %

100 % = €25,1 Mrd.

Portfoliostruktur nach Regionen im Hypothekengeschäft


Restliches
Europa
und USA
4 %
Schweden
6 %
Niederlande
8 %
Ostdeutschland
11 %
Frankreich
9 %
Westdeutschland
31 %
UK
22 %
Berlin
9 %

100 % = €10,3 Mrd.

Objektarten im gewerblichen Teil des Hypothekengeschäfts


Industrie/
Produktion
1%
Sonstige
6 %
Hotels
3 %
Büros
58 %
Einzelhandel
32 %

100 % = €6,6 Mrd.

Portfoliostruktur nach internen Bonitätsklassen


Risikoklasse 7-8
6 %
Risikoklasse 9-10
4 %
Risikoklasse 5-6
9 %
Risikoklasse 1-2
29 %
Risikoklasse 3-4
52 %

100 % = €10,3 Mrd.

Von den zehn größten Engagements (nach Kreditnehmereinheit) der WürttHyp befinden sich acht im UK. Dabei handelt es sich im Wesentlichen um Büroobjekte mit Investment-Grade-Mietern. Darüber hinaus sind breit gestreute Portfolien und Einkaufszentren mit breitem Mietermix enthalten. Insgesamt belaufen sich die zehn größten Engagements auf unter 15 % des Hypothekendarlehenbestands der WürttHyp; kein Engagement ist größer als 2 % des Gesamtportfolios.

Im Jahr 2002 betrug die Nettozuführungsrate zur Risikovorsorge im Hypothekenbankgeschäft 0,24 % (2001: 0,24 %) und im sonstigen Kreditgeschäft (inklusive Kommunalkredite) 0,13 % (2001: 0,12 %). Die Ausfallquote betrug im Jahr 2002 im Hypothekenbankgeschäft 0,12 % (2001: 0,17 %) und im Kreditgeschäft (inklusive Kommunalkredite) 0,06 % (2001: 0,09 %).

Neugeschäft der WürttHyp

Im Rahmen ihres bewährten Geschäftsmodells wird die WürttHyp auch zukünftig vorwiegend deckungsstockfähiges gewerbliches Hypothekenfinanzierungsgeschäft mit Schwerpunkt im Ausland akquirieren. In Deutschland wird die selektive Neugeschäftspolitik fortgeführt. Zielkunden sind in erster Linie professionelle Immobilienkunden, insbesondere Investoren.

Einen erheblichen Teil des gegenwärtigen Bestandsportfolios der WürttHyp macht das Kommunalgeschäft aus. Das Kommunalgeschäft stellt traditionell das zweite Hauptgeschäftsfeld deutscher Hypothekenbanken dar und setzt sich aus traditionellen Kommunalkrediten und dem Ankauf von deckungsstockfähigen Wertpapieren zusammen. Die WürttHyp hat jedoch bereits im Jahre 2000 damit begonnen, ihr Engagement aufgrund der niedrigen Margen in diesem Marktsegment zurückzufahren.

Aus der privaten Baufinanzierung zieht sich die WürttHyp ebenfalls zurück.

Dementsprechend wurde im laufenden Geschäftsjahr bis zum 31. Mai 2003 im Kommunalbereich kein Neugeschäft getätigt. Von den insgesamt € 0,9 Mrd. im Hypothekengeschäft entfielen 91 % auf Gewerbeimmobilien und 9 % auf Wohnimmobilien. Regional entfielen 53 % des Hypothekenneugeschäfts auf UK, gefolgt von Frankreich und Schweden mit je 13 %; auf Deutschland entfielen nur 3 %.

Rating der WürttHyp

Die von den Ratingagenturen Moody's und Standard & Poor's erteilten Ratings hinsichtlich der Finanzkraft bzw. der Verbindlichkeiten der WürttHyp wurden in der Vergangenheit u.a. von den Ratings der seinerzeitigen Muttergesellschaft, der HVB AG, beeinflusst. Zuletzt wurde das Rating der WürttHyp nach der Bekanntgabe maßgeblicher Details zur geplanten Neustrukturierung der Hypo Real Estate Group am 27. März 2003 überprüft. Moody's verkündete seine diesbezüglichen Neubewertungen am 31. März 2003 und Standard & Poor's am 1. April 2003.

Moody's bestätigte das "financial strength"-Rating der WürttHyp von C+, das die *stand-alone*-Position der WürttHyp unabhängig vom Rating der HVB Group reflektiert. Im Zuge der Herabstufung fast aller Ratings der Unternehmen der HVB Group wurden jedoch sowohl das Rating Öffentlicher Pfandbriefe als auch das der Hypothekenpfandbriefe der WürttHyp um eine Stufe nach unten auf Aa2 bzw. Aa3 herabgesetzt. Beide Bewertungen haben den Outlook "stable". Standard & Poor's bestätigte das "short-term counterparty credit"-Rating von A-2 und teilte mit, wegen der verbesserten Kapitalstärke der WürttHyp das "long-term counterparty credit"-Rating von BBB+ im Hinblick auf positive Implikationen, welche eine Höherstufung rechtfertigen könnten, zu beobachten.

Am 20. August 2003 hat Standard & Poor's angekündigt, dass nach Durchführung der Abspaltung die WürttHyp voraussichtlich nicht mehr unter Beobachtung stehen wird. Es wird erwartet, dass das "short-term counterparty credit"-Rating von A-2 bestätigt wird und das "long-term counterparty credit"-Rating von BBB+ auf A- hochgestuft wird. Der zu erwartende Outlook wird als negativ eingeschätzt.

Refinanzierung der WürttHyp

Um ausgegebene Darlehen (Hypotheken- und Kommunaldarlehen) finanzieren zu können, gibt die WürttHyp vorwiegend Hypothekenpfandbriefe und Öffentliche Pfandbriefe aus. Der Hypothekenpfandbrief hat den Öffentlichen Pfandbrief im Geschäftsjahr 2002 in seiner Rolle als Hauptrefinanzierungsinstrument der WürttHyp abgelöst. Die Aktivitäten im Kommunaldarlehensgeschäft wurden gezielt verringert, um das Gewicht des ertragsstärkeren Hypothekendarlehensgeschäfts zu erhöhen. Die

Refinanzierung der WürttHyp profitiert von der hohen Reputation des Instituts auf den Kapitalmärkten. Die WürttHyp ist ein etablierter Pfandbriefemittent, was sich in den erzielbaren Konditionen niederschlägt. Es werden auch so genannte "Jumbo"-Pfandbriefe ausgegeben, die sich von den traditionellen Pfandbriefen im Wesentlichen dadurch unterscheiden, dass sie statt der üblichen Emissionsvolumina von € 25 bis € 250 Mio. ein Mindestemissionsvolumen von € 500 Mio. aufweisen. Das Volumen der ausstehenden Pfandbriefemissionen der WürttHyp belief sich zum 30. Juni 2003 auf € 19,3 Mrd.

Für die Refinanzierung im Außerdeckungsbereich werden auch mittel- und langfristige Inhaberschuldverschreibungen ausgegeben. Das Volumen der ausstehenden Emissionen von Inhaberschuldverschreibungen der WürttHyp belief sich zum 30. Juni 2003 auf € 4,1 Mrd.

Zins- und Währungsrisiken, die sich aus unterschiedlichen Laufzeiten und Währungen von Aktiva und Passiva ergeben, werden durch entsprechende Finanzinstrumente, wie z.B. Swap-Geschäfte, gesteuert (siehe "Risikofaktoren — Mit der Geschäftstätigkeit verbundene Risiken — Einsatz von Derivaten"). Täglich erfolgt eine Bewertung der Kreditrisiken aus dem Derivatebestand auf der Basis einer Mark-to-Market-Bewertung.

Verbriefungstransaktionen der WürttHyp

Verbriefungstransaktionen stellen für die WürttHyp ein wichtiges Instrument zur Steuerung des Risiko/ Ertrags-Profils ihres Hypothekenportfolios dar. Die WürttHyp hat bisher drei synthetische Verbriefungen eigener hypothekarisch gesicherter Kreditforderungen vorgenommen. Bei der Transaktion WürttHyp 2000-1 werden Credit Linked Notes "CLN" (Class A+, A, B, C, D, E), die teilweise (Class A - D) durch Öffentliche Pfandbriefe besichert sind, mit einem Credit Default Swap kombiniert. Die Bedienung der CLN hängt von der Entwicklung eines Kreditportfolios ab, das aus durch Hypotheken oder Grundschulden an in Deutschland gelegenen Wohngrundstücken besicherten Kreditforderungen im Volumen von € 502,6 Mio. besteht. Kreditausfälle im Referenzportfolio werden zunächst der E Tranche und dann den nachfolgenden Tranchen belastet, so dass sich der Nominalbetrag der CLN reduziert, wobei für die E Tranche eine begrenzte Beteiligung am Zinsaufkommen im Referenzportfolio vorgesehen ist. Das auf die A+ Tranche entfallende Kreditausfallrisiko wird durch die A+ CLN und den Credit Default Swap, der mit einer Bank aus einem OECD-Staat abgeschlossen wurde, anteilig abgedeckt. Die Class A CLN wurden von Fitch und Standard & Poor's mit AAA, Class B mit AA, Class C mit A und Class D mit BBB bewertet. Ähnlich strukturiert ist die Transaktion WuerttHyp EU-1 mit einer Kombination von teilweise mit Öffentlichen Pfandbriefen besicherten CLN (Class A1+, A2, A3, B, C, D) und zwei Credit Default Swaps (Tranche A1+ und Tranche E+). Die A2 und A3 CLN wurden von Fitch und Standard & Poor's mit AAA, die B CLN mit AA, die C CLN mit A, die D CLN mit BBB und der A1+ Credit Default Swap mit AAA bewertet. Erstmals wurde hier ein Referenzportfolio aus Kreditforderungen im Volumen von € 1.004,4 Mio. zusammengestellt, die durch gewerbliche Immobilien in mehreren europäischen Ländern (Dänemark, England, Frankreich, Irland, Niederlande, Schweden und Schweiz) besichert sind. Bei der WürttHyp 2001-1 Transaktion, die bei Emission im August 2001 ein Volumen von GBP 629,8 Mio. hatte, wurden abweichend von den beiden anderen Transaktionen CLN nicht mit einem Credit Default Swap, sondern mit einer Kommunalgewährleistung kombiniert, die nominal bereits das gesamte Volumen des Referenzportfolios abdeckt. Dieses besteht aus Kreditforderungen, die durch gewerbliche Immobilien in England, Schottland und Wales besichert sind.

Hypo Deutschland

Die Geschäftseinheit Hypo Deutschland besteht aus der HRE Bank und ihrer 100%igen Tochtergesellschaft WestHyp, die wie nachfolgend beschrieben auf die HRE Bank verschmolzen werden soll.

Die HRE Bank, eine Aktiengesellschaft mit Sitz in München, geht auf die 1869 gegründete Bayerische Handelsbank Aktiengesellschaft zurück, auf die mit Wirkung zum 1. Januar 2001 die Süddeutsche Bodencreditbank Aktiengesellschaft und die Nürnberger Hypothekenbank Aktiengesellschaft verschmolzen wurden (siehe "— Rechtsstreitigkeiten — Spruchverfahren HRE Bank"). Die Hauptversammlung vom 26. Mai 2003 beschloss den Ausschluss von Minderheitsaktionären gemäß §§ 327a ff. AktG (Squeeze-out). Dieser Beschluss wurde am 3. September 2003 im Handelsregister eingetragen (siehe "— Rechtsstreitigkeiten — Squeeze-out HRE Bank").

Die WestHyp ging im Jahre 1961 aus der 1923 gegründeten Thüringischen Landes-Hypothekenbank hervor. Die außerordentliche Hauptversammlung der WestHyp vom 29. August 2003 hat die Ver-

schmelzung der WestHyp auf die HRE Bank mit wirtschaftlicher Wirkung zum 1. Januar 2003 beschlossen. Die entsprechenden Beschlüsse des Aufsichtsrats und des Vorstands der HRE Bank erfolgten am 28. Juli 2003. Die Eintragung der Verschmelzung im Handelsregister erfolgt voraussichtlich am 3. November 2003. Nachfolgend wird daher die Geschäftstätigkeit der Hypo Deutschland als eine Einheit beschrieben.

Die nachfolgende Tabelle zeigt einige ausgewählte konsolidierte Finanzinformationen der Hypo Deutschland (nach IFRS; ohne FGH Bank):

	1. Halbjahr 2003	2002 (hälftig)	2002	2001
Erträge (in Mio. €)	191	213	425	580
davon Zinsüberschuss (in Mio. €)	*192*	*206*	*411*	*503*
davon Provisionsüberschuss (in Mio. €)	*–6*	*–7*	*–13*	*–19*
Kreditrisikovorsorge (in Mio. €)	–96[1]	–231	–461	–258
Verwaltungsaufwand (in Mio. €)	–77	–77	–154	–155
Saldo übrige Erträge/Aufwendungen (in Mio. €)	–38	–2	–3	–13
davon Restrukturierungsaufwendungen (in Mio. €)	*–36*	*–1*	*–2*	*–10*
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern (in Mio. €)	–20	–97	–193	154
Kreditvolumen (in Mrd. €)	84	—	89	93
Summe Vermögensgegenstände (in Mrd. €)	122	—	126	120
Risikogewichtete Aktiva (in Mrd. €) (nach BIZ)	34,8	—	36,7	37,5
Cost/Income Ratio (in %)	41,8	—	38,1	29,5

[1] Beinhaltet Risikoschirm in Höhe von € 230 Mio.

Strategie der Hypo Deutschland

Die strategischen Zielsetzungen der Hypo Deutschland sind:

- Konsequente Restrukturierung durch Schließung von Niederlassungen, Personalreduktion und Prozessoptimierung bis 2005;
- Reduzierung des bestehenden Kreditportfolios und Steigerung der Profitabilität;
- Neugeschäft während der Restrukturierungsphase nur sehr selektiv und bei einer attraktiven Risiko-Rendite-Relation;
- Nach 2005 Neugeschäft nur zu risikoadäquaten Preisen.

Geschäftsmodell der Hypo Deutschland

Die HRE Bank ist eine Hypothekenbank mit Gemischtbankprivileg, welches sie dazu berechtigt, sowohl Bank- als auch Hypothekenbankgeschäfte zu betreiben. Die WestHyp ist eine reine Hypothekenbank.

Die von der Hypo Deutschland bislang angebotenen Produkte und Dienstleistungen umfassten im Hypothekenbankbereich die Vergabe von Hypotheken- und Kommunaldarlehen sowie die Refinanzierung dieser Darlehen über die Ausgabe von Pfandbriefen, Inhaberschuldverschreibungen und aufgenommene Darlehen (Schuldscheindarlehen). Aufgrund ihres Gemischtbankstatus bot die HRE Bank neben den traditionellen Immobiliendarlehen auch sonstige Bankgeschäfte zur Finanzierung von Immobilien an. Die WestHyp betrieb außerdem das Kapitalmarktgeschäft und die Refinanzierung dieser Geschäfte mit innovativen Produkten auf Pfandbriefbasis. Im Jahre 2002 spielten insbesondere die Strukturierung und Ausplatzierung von MBS-Transaktionen und die Bereitstellung innovativer Emissionsplattformen eine wichtige Rolle in der Kapitalmarktaktivität der WestHyp.

Der deutsche Immobilienmarkt ist geprägt durch geringes Marktwachstum, rückläufige regionale Immobilienmärkte – insbesondere in den neuen Bundesländern – und durch die in der Vergangenheit niedrigen erzielbaren Margen. Aus diesem Grund besteht bei der Hypo Deutschland erheblicher Restrukturierungsbedarf. Die Hypo Deutschland wird deshalb zunächst das bestehende Kreditportfolio mit dem Ziel restrukturieren, die Risikoaktiva bei gleichzeitiger Ertragsverbesserung im Bestand nachhaltig zu reduzieren. Dabei ist vorgesehen, bei allen Kreditengagements risikoadäquate Preise durchzusetzen und

problembehaftete Kreditengagements konsequent abzubauen. Bestandsmargen sollen dadurch verbessert werden, dass Kreditprolongationen nur noch zu ertragsversprechenden Margen abgeschlossen werden. Dadurch soll mittel- bis langfristig die durchschnittliche Marge deutlich verbessert werden. Neugeschäft findet in der Phase der Restrukturierung nur sehr selektiv und zu adäquaten Margen statt.

Da im Kommunalgeschäft nur eine geringe Marge erzielbar ist und sich die Refinanzierung verteuert hat, verzichtet die Hypo Deutschland bis auf weiteres auf Neugeschäft in diesem Segment. Kommunalfinanzierungen zählen daher zukünftig nicht mehr zum Kernbereich der Aktivitäten. Das Portfolio der kleineren privaten Baufinanzierungen wird ebenfalls auslaufen. Im Zuge der Neustrukturierung wird die Hypo Deutschland auch ihre bisherigen Aktivitäten im Bereich Real Estate Investment Banking deutlich reduzieren.

Die Gesellschaft geht davon aus, dass diese Neustrukturierungsphase voraussichtlich mindestens zwei Jahre dauern wird.

EDV-seitig wird das Geschäftsmodell der Hypo Deutschland bei der WestHyp durch das PARIS-Anwendungssystem unterstützt. Das derzeit von der HRE Bank genutzte System soll zum 1. Januar 2004 ebenfalls durch PARIS ersetzt werden. Entsprechende Verträge sind bereits abgeschlossen. Die Zusammenführung der PARIS-Anwendungssysteme der HRE Bank und der WestHyp ist für das Jahr 2004 geplant. Die Kosten für die PARIS-Einführung bei der HRE Bank werden bis 2004 voraussichtlich im niedrigen zweistelligen Euro-Millionenbereich angesiedelt sein. Bei der HRE Bank ergibt sich darüber hinaus zum Bilanzstichtag 31. Dezember 2003 ein einmaliger Sonderabschreibungsbedarf in Höhe von € 34,0 Mio. für das zuvor genutzte IT-System.

Vertrieb der Hypo Deutschland

Grundsätzlich erfolgt der Vertrieb bei der Hypo Deutschland im Rahmen ihrer Geschäftsstrategie direkt über die Zentralen in München bzw. Dortmund. Früher bestehende Niederlassungen und Vertriebszentren wurden mittlerweile geschlossen. Der Standort Nürnberg soll zum 30. Juni 2004 geschlossen werden.

Die HRE Bank unterhielt zudem Kooperationen mit MLP und der SchmidtBank. MLP hat jedoch seit Dezember 2002 und die SchmidtBank bereits seit Juni 2002 kein Neugeschäft mehr an die HRE Bank vermittelt. Der Bestand an vermitteltem Geschäft belief sich zum 30. Juni 2003 bezüglich MLP auf € 644 Mio. und bezüglich der SchmidtBank auf € 495 Mio. Das im Jahr 2003 eingebuchte Neugeschäft mit MLP in Höhe von € 450.000,- basiert noch auf Zusagen aus dem Jahr 2002.

Bestandsportfolio der Hypo Deutschland

Das Bestandsportfolio der Hypo Deutschland betrug zum 31. Mai 2003 ca. € 84,4 Mrd. Davon entfielen jeweils ca. € 42,2 Mrd. (50 %) auf Immobilienfinanzierungen und auf Kommunaldarlehen. Das Bestandsportfolio lässt sich nach mehreren Kriterien unterteilen. Nachfolgend wird die Untergliederung (Stand: 31. Mai 2003) nach Darlehensart (Hypotheken- und Kommunalgeschäft), Regionen im Hypothekengeschäft, Objektarten im gewerblichen Teil des Hypothekengeschäfts und internen Bonitätsklassen im Hypothekengeschäft dargestellt.

Portfoliostruktur nach Darlehensart


Gewerbe-
immobilien
21 %
Kommunal-
geschäft
50 %
Wohnimmobilien
29 %

100 % = €84,4 Mrd.

Portfoliostruktur nach Regionen im Hypothekengeschäft


Ausland
8 %
Ostdeutschland
23 %
Berlin
12 %
Westdeutschland
57 %

100 % = €42,2 Mrd.

Portfoliostruktur nach Objektart im gewerblichen Teil des Hypothekengeschäfts


Industrie/
Produktion
5 %
Sonstige
10 %
Hotels
6 %
Büros
46 %
Handel
33 %

100 % = €17,9 Mrd.

Portfoliostruktur nach internen Bonitätsklassen im Hypothekengeschäft


Risikoklasse 8-10
9 %
Risikoklasse 7
5 %
Risikoklasse 1-3
43 %
Risikoklasse 4-6
43 %

100 % = €42,2 Mrd.

Von den zehn größten Hypothekenengagements (nach Kreditnehmereinheit) der Hypo Deutschland befinden sich acht in Deutschland. Diese Engagements bestehen zu knapp drei Vierteln aus gewerblichen und zu gut einem Viertel aus wohnwirtschaftlichen Beleihungen. Die Gewerbeobjekte sind im Wesentlichen Einkaufszentren mit breitem Mietermix bzw. Büroobjekte mit namhaften Mietern. Insgesamt belaufen sich die zehn größten Engagements auf weniger als 10 % des Darlehenbestands der Hypo Deutschland; kein Engagement ist größer als 2 % des Gesamtportfolios.

Im Jahr 2002 betrug die Nettozuführungsrate zur Risikovorsorge im Hypothekengeschäft 1,06 % (2001: 0,56 %) und im sonstigen Kreditgeschäft 1,90 % (2001: 2,12 %). Die Ausfallquote betrug im Jahr 2002 im Hypothekengeschäft 0,20 % (2001: 0,11 %) und im sonstigen Kreditgeschäft 0,72 % (2001: 0,58 %). Im Bereich der Kommunalkredite wurde in diesem Zeitraum weder Risikovorsorge gebildet, noch waren Ausfälle zu verzeichnen.

Das Sanierungs- und Abwicklungsvolumen der Hypo Deutschland umfasst zum 31. Mai 2003 ca. € 3,8 Mrd., davon entfallen ca. € 900 Mio. auf das Portfolio der WestHyp. Bei regionaler Differenzierung des Gesamtportfolios sind 44 % den alten, 41 % den neuen Bundesländern sowie 15 % dem Land Berlin

zuzuordnen. Im Portfolio überwiegt der gewerbliche Anteil mit 57 % gegenüber den wohnwirtschaftlichen Teilen. Die erforderliche Kreditrisikovorsorge wird zu einem erheblichen Teil über den von der HVB AG zur Verfügung gestellten Risikoschirm abgedeckt (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Risikoschirm").

Neugeschäft der Hypo Deutschland

Wie bereits dargestellt, wird sich die Hypo Deutschland in einer Restrukturierungsphase von voraussichtlich mindestens zwei Jahren auf die Optimierung ihres Kreditportfolios konzentrieren (siehe "— Geschäftsmodell der Hypo Deutschland").

Rating der Hypo Deutschland

Die HRE Bank und die WestHyp verfügen jeweils über ein Rating von Standard & Poor's und Moody's für die Bank selbst wie auch für die jeweiligen Pfandbriefe. Darüber hinaus sind die HRE Bank und die von ihr begebenen Pfandbriefe von Fitch gerated. Seit Ankündigung der Abspaltung von der HVB AG im Oktober 2002 ist die HRE Bank bei allen drei Ratingagenturen und die WestHyp von Moody's und Standard & Poor's vom Single-A-Bereich in das BBB-Segment heruntergestuft worden. Nach der Analystenkonferenz der HVB AG am 27. März 2003, auf der weitere Details zur Abspaltung bekannt gegeben wurden, verkündeten Standard & Poor's und Moody's eine Ratingentscheidung für die HRE Bank und die WestHyp und zudem Fitch für die HRE Bank. Seitdem wurden die Ratings nicht mehr verändert.

Standard & Poor's hat die HRE Bank wie auch die WestHyp im Zeitraum Oktober 2002 bis März 2003 um insgesamt drei Stufen (*notches*) nach unten gestuft. Das "long-term counterparty credit"-Rating beider Banken liegt seit 31. März 2003 bei BBB. Das "short-term counterparty credit"-Rating wurde im selben Zeitraum von A-2 auf A-3 zurückgestuft. Das "short-term counterparty credit"-Rating wie auch das "long-term counterparty credit"-Rating wurden zusätzlich unter Beobachtung für eine Ratingverschlechterung (*watch negative*) gestellt. Standard & Poor's begründete diese Maßnahme damit, dass erst alle Schritte zur Abspaltung wie angekündigt erfüllt werden müssten, bevor eine endgültige Ratingentscheidung getroffen werde.

Am 20. August 2003 hat Standard & Poor's angekündigt, dass nach Durchführung der Abspaltung die HRE Bank und die WestHyp voraussichtlich nicht mehr unter Beobachtung stehen werden. Es wird erwartet, dass die bestehenden Ratings bestätigt werden. Der Outlook wird als negativ erwartet.

Bei Pfandbriefen bewertet Standard & Poor's sowohl bei der HRE Bank als auch bei der WestHyp nur den Öffentlichen Pfandbrief. Das Rating liegt hier seit der erstmaligen Vergabe unverändert bei AAA und war von den Ratingherabstufungen im Lang- und Kurzfristbereich niemals betroffen. Es steht auch aktuell nicht unter Beobachtung für eine Ratingverschlechterung.

Moody's setzte für die HRE Bank und die WestHyp die Lang- und Kurzfrist-Ratings, die Finanzstärke, sowie das Rating für den Öffentlichen Pfandbrief und den Hypothekenpfandbrief mit Ankündigung der Abspaltung im Oktober 2002 unter Beobachtung für eine Ratingverschlechterung (*review for downgrade*) und reagierte am 1. April 2003. Die Agentur stufte das Langfrist-Rating um drei Stufen (*notches*) auf Baa1 mit stabilem Ausblick herab, das Kurzfrist-Rating von P1 auf P2, die Finanzstärke von C+ auf D+ und das Pfandbrief-Rating, das bei Moody's im Zusammenhang mit dem Langfrist-Rating steht, ebenfalls um drei Stufen (*notches*) auf Aa3 für den Öffentlichen Pfandbrief und auf A1 für den Hypothekenpfandbrief. In den neuen Ratings für die HRE Bank und die WestHyp spiegelt sich die Ansicht von Moody's wider, dass die beiden Banken durch die Restrukturierung längerfristig belastet sein würden vor allem durch die Reduzierung der Bestände in der deutschen gewerblichen Hypothekenfinanzierung. Daneben bleibt es nach Meinung von Moody's eine Herausforderung, die Profitabilität der Banken im deutschen Markt bei Immobilienfinanzierungen zu steigern.

Fitch reagierte auf die Ankündigung der Abspaltung mit einer Ad-hoc-Ratingverschlechterung des Support Ratings der HRE Bank von 3 auf 4 und des Langfrist-Ratings der HRE Bank von A+ auf A und setzte letzteres im Anschluss unter Beobachtung für eine Ratingverschlechterung. Zusätzlich unter Beobachtung wurden das Kurzfrist- und das Individual-Rating gesetzt. Am 27. März 2003 verkündete Fitch für die HRE Bank die Ratings auf "stand-alone"-Basis durch die Abspaltung. Das Langfrist-Rating

wurde auf BBB mit stabilem Ausblick herabgestuft und das Kurzfrist-Rating von F1 auf F3, das Individual-Rating bei C/D und das Support Rating von 4 jedoch bestätigt. Nach Fitch berücksichtigen die Ratings die Veränderungen in der Struktur und dem Profil der HRE Bank, die schwache Aktivqualität, das Ausbleiben eines operativen Gewinns, die angemessene, jedoch nicht hohe Kapitalisierung und die bevorstehende Neustrukturierung, die Managementressourcen binden wird.

Das Fitch Rating für den Öffentlichen Pfandbrief der HRE Bank liegt bei AAA und für den Hypothekenpfandbrief bei AA+. Beide Ratings waren von der Ratingverschlechterung durch die Abspaltung in keiner Weise betroffen.

Refinanzierung der Hypo Deutschland

Die Hypo Deutschland refinanziert sich vorwiegend durch die Ausgabe von Hypothekenpfandbriefen und Öffentlichen Pfandbriefen, wobei die Ausgabe von Öffentlichen Pfandbriefen stark rückläufig ist. Daneben werden zur Erlangung von Liquidität in begrenzter Anzahl mittel- und langfristige ungesicherte Anleihen bzw. Schuldscheindarlehen ausgegeben. Ferner refinanziert sich die Hypo Deutschland über Repo-Geschäfte und in geringerem Volumen über unbesicherte Aufnahmen am Geldmarkt. Für eine Übergangsphase wird außerdem die HVB AG Liquidität zur Verfügung stellen (siehe "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit der HVB Group — Liquiditätslinien"). Die Refinanzierung wird durch Verbriefungen ergänzt, die u.a. zur Entlastung von aufsichtsrechtlichen Eigenkapitalanforderungen und zur Liquiditätssteuerung dienen sollen.

Zum 30. Juni 2003 beliefen sich die von der Hypo Deutschland ausgegebenen Hypothekenpfandbriefe auf rund € 27,79 Mrd., während die Summe der ausgegebenen Öffentlichen Pfandriefe rund € 54,56 Mrd. betrug.

Die von der HRE Bank und der WestHyp seit 2001 bzw. 1998 als Emissionsplattform für Öffentliche Pfandbriefe, Hypothekenpfandbriefe, Inhaberschuldverschreibungen und Schuldscheindarlehen eingesetzten Debt Issuance Programme wiesen zum 30. Juni 2003 einen Gesamtumsatz von ca. € 10,34 Mrd. (bei der WestHyp) und ca. € 3,90 Mrd., ca. USD 0,72 Mrd., ca. CHF 0,36 Mrd., ca. NOK 0,50 Mrd. und ca. JPY 13,89 Mrd. (bei der HRE Bank) auf. Außerdem wurden bis zum 30. Juni 2003 insgesamt ca. € 28,89 Mrd. als Jumbos platziert. Die Gesamtplatzierungen im Rahmen der von der HRE Bank und WestHyp unterhaltenen Commercial Paper Programme beliefen sich zum 30. Juni 2003 auf ca. € 0,24 Mrd. Die eingegangenen Repurchase Agreements betrugen zum gleichen Zeitpunkt ca. € 6,14 Mrd.

Zur Absicherung von Zins- und Wechselkursrisiken sowie zur Margensicherung im langfristigen Kreditgeschäft arbeitet die Hypo Deutschland darüber hinaus mit derivativen Finanzinstrumenten, vornehmlich Swaps, Forward Rate Agreements, Swap-Optionen und Kreditderivaten. Eine Bewertung der Risiken aus dem Derivatebestand erfolgt täglich auf der Basis einer Mark-to-Market Bewertung.

Verbriefungstransaktionen der Hypo Deutschland

Eigene Verbriefungen

Die HRE Bank hat in drei synthetischen MBS-Transaktionen Kredite aus ihrem Portfolio verbrieft. Bei den Transaktionen HVB Real Estate 2001-1 und Nürnberg Hyp 2001-1 wurden ähnliche Strukturen verwendet. Das Kreditausfallrisiko des jeweiligen Kreditportfolios wird durch Credit Linked Notes (CLN), die mit dem Kreditausfallrisiko verknüpft sind und einem Credit Default Swap abgesichert. Bei beiden Transaktionen besteht das Kreditportfolio aus Kreditforderungen, die durch Hypotheken oder Grundschulden an Wohngrundstücken besichert sind. Das der Transaktion HVB Real Estate 2001-1 zugrunde liegende Kreditportfolio wies zum 30. Juni 2003 ein Volumen von € 1.088 Mio. auf. Das Volumen des Kreditportfolios bei Nürnberg Hyp 2001-1 betrug zum 30. Juni 2003 € 333,56 Mio. Bei der Transaktion Provide Comfort 2002-1 Plc wird das Kreditausfallrisiko im Referenzportfolio der HRE Bank durch einen Credit Default Swap von der Kreditanstalt für Wiederaufbau ("KfW") abgesichert. Die KfW emittiert ein Schuldscheindarlehen, das von der HRE Bank erworben und an eine Zweckgesellschaft weiterveräußert wird. Darüber hinaus sichert sich die KfW ebenfalls durch Credit Default Swaps gegen Ausfälle im Portfolio ab. Die Zweckgesellschaft wiederum emittiert CLN, die von der Entwicklung des Kreditportfolios abhängen. Die auf das Schuldscheindarlehen zu leistenden Zahlungen hängen

wiederum von den Zahlungen unter den CLN ab. Das Portfolio bestand zum 30. Juni 2003 aus Kreditforderungen in Höhe von insgesamt € 2.721,38 Mio., die durch Hypotheken oder Grundschulden an Wohngrundstücken in Deutschland besichert sind.

Die WestHyp hat aus ihrem eigenen Kreditportfolio bisher drei Verbriefungen durchgeführt. Grundlage der Transaktion Dutch Dream 2001-1 ist ein Portfolio aus Kreditforderungen mit einem Gesamtvolumen von € 902,7 Mio., die hypothekarisch durch in den Niederlanden gelegene gewerblich genutzte Grundstücke gesichert sind. Verluste im Kreditportfolio werden teilweise durch CLN (Class A+, A, B, C, D, E) ausgeglichen, indem diese Verluste von den auf die CLN zu leistenden Zahlungen nach einem bestimmten Faktor in Abzug gebracht werden. Kreditausfälle, die nicht durch die CLN abgedeckt sind, werden durch Ausgleichszahlungen aus einem Credit Default Swap ausgeglichen. Die A, B, C und E CLN sind durch Öffentliche Pfandbriefe besichert. Für die E CLN ist außerdem eine Interest Subparticipation an dem Zinsaufkommen im Referenzportfolio vorgesehen.

Bei der Transaktion DUKE 2002 Limited werden CLN (Class A-1, A-2, A-3, A-4, B, C, D, E, F+), über eine Zweckgesellschaft emittiert. Die Zahlungen, die auf die CLN zu leisten sind, hängen von einem Referenzportfolio ab. Das Referenzportfolio besteht aus Kreditforderungen der WestHyp mit einem Gesamtvolumen von € 923,1 Mio., die hypothekarisch durch Grundstücke in den Niederlanden und im UK besichert sind. Die Rückzahlung der CLN mindert sich in gestufter Abfolge um die Beträge der Ausfälle im Kreditportfolio. Die Verluste im Kreditportfolio gleicht die Zweckgesellschaft der WestHyp unter einer Verlustgarantie aus. Daneben erhält die WestHyp Ausgleichszahlungen durch einen Senior und einen Junior Credit Default Swap. Die Verlustgarantie wird durch ein erstrangiges und die CLN durch ein zweitrangiges Pfandrecht an Öffentlichen Pfandbriefen und anderen Wertpapieren der WestHyp, die von der Zweckgesellschaft erworben wurden, besichert. Eine ähnliche Struktur wird bei der Transaktion GECO 2002 Limited verwendet. Das Risiko von Kreditausfällen im Portfolio der WestHyp wird durch eine Verlustgarantie von einer Zweckgesellschaft sowie durch zwei Credit Default Swaps vom jeweiligen Swap Partner übernommen. Die Zweckgesellschaft wiederum verlagert dieses Risiko durch die Emission von CLN (Class A-1, A-2, A-3, A-4, B, C, D, E), die mit dem betreffenden Kreditportfolio verknüpft sind. Das Portfolio besteht aus Kreditforderungen in Höhe von insgesamt € 1.026,96 Mio., die durch Hypotheken oder Grundschulden an gewerblich genutzten Grundstücken in Deutschland gesichert sind. Die Verlustgarantie und die CLN werden unter anderem durch Pfandbriefe der WestHyp, die von der Zweckgesellschaft erworben wurden, besichert.

Sonstige Kapitalmarktaktivitäten der WestHyp

Das Kapitalmarktgeschäft der WestHyp beschränkt sich nicht auf eigene Verbriefungen. Die WestHyp investiert in erheblichem Umfang darüber hinaus in MBS, Asset Backed Securities ("ABS") und andere strukturierte Finanzprodukte Dritter. Der Bestand an strukturierten Produkten (MBS, ABS und CLN) betrug zum 30. Juni 2003 ca. € 5,3 Mrd. (ca. € 3,6 Mrd. zum 31. Dezember 2002). Die mit den Kapitalmarktaktivitäten verbundenen Risiken werden teilweise durch Credit Default Swaps und Ausfallgarantien, vor allem aber durch so genanntes Repackaging verlagert. Bei Repackaging-Transaktionen werden MBS, ABS oder andere strukturierte Produkte aus bestehenden Transaktionen in einem neuen Referenzpool zusammengefasst, der in der Regel durch ein Special Purpose Vehicle angekauft wird. Das Special Purpose Vehicle emittiert CLN, deren Rückzahlung von der Entwicklung des jeweiligen Referenzpools abhängt. Die WestHyp beauftragt in der Regel Vertragspartner, die die Repackaging-Transaktionen nach Vorgaben der WestHyp strukturieren. Die WestHyp beteiligt sich regelmäßig durch ein eigenes Investment an den jeweils neu emittierten CLN.

Das im Bereich von MBS, ABS und anderen strukturierten Produkten erworbene Know-how nutzt die WestHyp auch als Berater. Im Auftrag Dritter berät sie dabei bei der Zusammenstellung und dem Ankauf von MBS, ABS und CLN-Pools, die Grundlage für die Emission von neuen CLN sind.

Das Kapitalmarktgeschäft der WestHyp soll voraussichtlich innerhalb der Hypo Deutschland weiterbetrieben werden.

FGH Bank

In den Niederlanden ist die HRE Bank über die FGH Bank mit Sitz in Utrecht tätig. Die Geschichte der FGH Bank geht auf das Jahr 1890 zurück, als die Bank in Groningen gegründet wurde. Im Jahr 1937 fusionierte die Bank mit der Nederlandse Hypotheekbank, Amsterdam. Im Jahr 1987 wurde die FGH Bank von einer Tochtergesellschaft der Aegon N.V., Den Haag, übernommen, die die Bank im Jahr 1998 an die Bayerische Vereinsbank verkaufte. Im Dezember 2001 erwarb die HRE Bank die FGH Bank von der HVB AG.

Über die Assumij Beheer B.V. hält die HRE Bank derzeit 100 % an der FGH Bank. Es ist geplant, diesen Anteil an die Rabobank zu verkaufen (siehe "Allgemeine Informationen über die Hypo Real Estate Holding AG — Wesentliche Beteiligungen — FGH Bank"). Für den Fall, dass der Verkauf der FGH Bank nicht stattfinden sollte, ist geplant, die FGH Bank in die operative Geschäftseinheit Hypo International einzugliedern. Aufgrund der strategischen Ausrichtung dieser Einheit müsste dann ein Restrukturierungsprogramm bei der FGH Bank eingeleitet werden, das unter anderem die Schließung von Niederlassungen, die Einstellung bestimmter Geschäftsaktivitäten und die Übernahme des Geschäftsmodells der Hypo International umfassen würde.

Darüber hinaus müssten zur Refinanzierung der FGH Bank erhebliche finanzielle Mittel aufgebracht werden (siehe "Risikofaktoren — Mit der Geschäftstätigkeit verbundene Risiken — Scheitern des Verkaufs der FGH Bank").

Die FGH Bank ist spezialisiert auf die Finanzierung von Gewerbe- und Wohnungsbau und ist ausschließlich in den Niederlanden tätig. Die Bilanzsumme der FGH Bank betrug zum 30. Juni 2003 ca. € 4,25 Mrd. nach niederländischen Bilanzierungsgrundsätzen. Die Kernprodukte und Dienstleistungen der FGH Bank sind Immobilieninvestment-Finanzierung, Finanzierung von Aufteilungsmaßnahmen (*Uitpond*-Finanzierungen), Handelsfinanzierung, Baufinanzierung, Grundstücksfinanzierung und Bankgarantien. Zum 30. Juni 2003 hat sich die FGH Bank zu 48 % über die HVB Group und zu 52 % über Dritte refinanziert. 63 % des Funding haben eine Laufzeit von mehr als einem Jahr.

Das Kreditportfolio der FGH Bank belief sich zum 31. Mai 2003 auf ca. € 4,2 Mrd. (auf Basis von Kreditzusagen) im Vergleich zu ca. € 4,6 Mrd. zum 31. Dezember 2002 und ca. € 4,7 Mrd. zum 31. Dezember 2001. Im Jahr 2002 (ca. € 0,8 Mrd.) wurden im Vergleich zum Jahr 2001 (ca. € 1,2 Mrd.) ca. 35 % weniger Neugeschäft bzw. Prolongationen abgeschlossen. Diese Entwicklung des Neugeschäfts und des Gesamtportfolios spiegelt sowohl die strategische Neuorientierung der FGH Bank wider, bei der Return on Equity vor Wachstum geht, als auch veränderte Kreditvergabekriterien als Folge von Marktveränderungen. Die dynamische Rückstellung für Risiken des Kreditgeschäfts (vergleichbar mit einer Pauschalwertberichtigung) belief sich zum 31. Dezember 2002 auf € 22 Mio., was 0,5 % des Kreditportfolios entspricht. Zum 30. Juni 2003 haben sich hierbei keine Änderungen ergeben. Im Jahr 2002 wurden ca. € 0,9 Mio. Einzelwertberichtigungen gebildet. Im ersten Halbjahr 2003 war keine zusätzliche Risikovorsorge notwendig.

Die FGH Bank betreibt das Geschäft der Immobilienfinanzierung unter den Marken der FGH Bank und der Nederlandse Hypotheekbank N.V., Amsterdam. Während die FGH Bank professionelle Immobilienkunden anspricht, finanziert die Nederlandse Hypotheekbank N.V. kleinere Immobilieninvestoren und Eigenheimfinanzierer (Darlehen in Höhe von bis zu € 1,5 Mio., mit einem Gesamtengagement pro Kunde von max. € 3 Mio.). Zum breit gefächerten Kundenspektrum der FGH Bank gehören neben Investoren verschiedenster Größenordnung auch Bauträger und Unternehmen.

Ihre Geschäftstätigkeit jenseits der Immobilienfinanzierung übt die FGH Bank im Wesentlichen durch ihre Tochtergesellschaften aus. Die FGH Vastgoed Expertise B.V., Utrecht, bietet Immobilienberatung in Form von Bewertungen, Portfolio-Analysen, Marktforschung sowie rechtliche und steuerliche Beratung an. Die FGH Asset Management B.V., Utrecht, erwirbt und verwaltet Immobilien und Grundstücke insbesondere für in- und ausländische institutionelle Investoren. Belfries B.V., Utrecht, erwirbt und verwaltet Immobilien aus Problemdarlehen. Derzeit hat Belfries B.V. keine Immobilien im Besitz.

Die FGH Bank und ihre Tochtergesellschaften beschäftigten zum 30. Juni 2003 insgesamt 153 Mitarbeiter.

Markt und Wettbewerb

Der folgende Abschnitt beschreibt Markt und Wettbewerb für die aus heutiger Sicht für die Geschäftsstrategie der Hypo Real Estate Group zentralen Immobilienmärkte Deutschland, Frankreich, UK und USA.

Überblick

Immobilien sind ein relativ zyklisches Wirtschaftsgut. Derzeit befinden sich die meisten Immobilienmärkte, in denen die Hypo Real Estate Group aktiv ist, in einem mehr oder weniger ausgeprägten

Abwärtszyklus. Erhöhte Anforderungen an Mieterbonität und -diversifikation sowie an Bau- und Lagequalität sind deshalb geboten. Aufgrund eines historisch niedrigen Zinsniveaus und mangels anderer attraktiver Anlagemöglichkeiten fließen aber weiterhin hohe Volumina in Immobilieninvestitionen.

Die Situation stellt sich in den einzelnen Sektoren (Büros, Einzelhandel, Lager- und Gewerbeflächen, und Wohnungen) jedoch unterschiedlich dar. Insbesondere die Büromärkte haben im Jahr 2002 nachgelassen und konnten sich auch in 2003 bislang nicht erholen. In den meisten Märkten sind die Leerstandsraten weiter gewachsen. Auch die Mieten stagnierten oder sind weiter gefallen. Haupttreiber der Mietnachfrage nach Büroraum ist das Bruttoinlandsprodukt ("BIP"), das im ersten Quartal 2003 in der EU und der Eurozone im Vergleich zum Vorquartal nur um 0,1 % wuchs. Etwas besser stellt sich die US-Wirtschaft dar: Hier wuchs das BIP im ersten Quartal 2003 um 1,4 %. Trotz der schwachen Konjunkturaussichten in Europa ist die Nachfrage der Investoren nach vermieteten Büroobjekten als Alternative zu anderen Anlagen generell groß. Die Ansprüche an Laufzeiten der Mietverträge und Mieterbonität sind jedoch hoch, so dass sich die Renditen noch weiter auseinander entwickelt haben.

Einzelhandelsimmobilien hatten in der Regel eine bessere Rendite-Performance aufzuweisen als Büros, auch wenn die Umsätze des Handels im Durchschnitt in Europa beinahe stagnieren. Allerdings sieht die Entwicklung des Einzelhandelsvolumens in den einzelnen Ländern stark unterschiedlich aus. Während z.B. in Deutschland im ersten Quartal 2003 die Einzelhandelsumsätze im Jahresvergleich zum fünften Mal in Folge zurückgingen, stiegen die Umsätze in Schweden und UK gegenüber dem Vergleichsquartal des Vorjahres deutlich an. Es wird allgemein erwartet, dass die Nachfrage nach "Prime" Einzelhandelsraum hoch bleibt, während die Nachfrage nach zweitklassigem Einzelhandelsraum möglicherweise zurückgehen wird.

Auch Lager- und Gewerbeimmobilien sind für Investoren in einigen Märkten interessanter als Büros. Das gilt ganz besonders für Portfolien wegen ihrer höheren Risikodiversifikation. Nach allgemeiner Ansicht steigert der Trend zum Outsourcing und der Optimierung logistischer Prozesse derzeit noch die Nachfrage nach modernen Logistik- und Distributionsflächen.

Die Wohnungsmärkte blieben weitgehend stabil. Obwohl die Bevölkerungszahlen in vielen Staaten der EU nur noch sehr gering steigen oder stagnieren, steigt die Pro-Kopf-Wohnfläche durch eine wachsende Zahl an Haushalten und einen gesteigerten Lebensstandard weiter an.

Prinzipiell hat sich die Wettbewerbssituation in vielen Ländern, in denen die Hypo Real Estate Group tätig ist, verschärft. Konkurrenz erwächst mehr und mehr von lokalen Banken, die sich nach Jahren der Abstinenz wieder mit der Immobilienfinanzierung befassen. Die Hypo Real Estate Group ist jedoch der Ansicht, sich aufgrund ihrer langjährigen Praxis in den einzelnen Ländern, gewachsenen Kunden- und Partnerverbindungen und der Fokussierung auf eine professionell betriebene Cashflow-Finanzierung trotz einer den zyklischen Gegebenheiten angepassten vorsichtigen Kreditpolitik im Wettbewerb behaupten zu können.

Deutschland

Der deutsche Immobilienmarkt ist durch eine Diskrepanz zwischen West- und Ostdeutschland gekennzeichnet. In Ostdeutschland ist ein deutliches Überangebot vorherrschend; in westdeutschen Großstädten ist die Situation weniger kritisch, trotzdem ist auch hier in allen Bereichen ein Druck nach unten aufgrund des geringen wirtschaftlichen Wachstums zu verspüren. Die in der Vergangenheit unterschiedlichen Immobilienumsätze haben sich allerdings angenähert und waren für das Jahr 2002 ähnlich dimensioniert.

Büromarkt

Der Büroimmobilienmarkt ist durch sinkende Umsätze, steigende Leerstände und einen starken Mietpreisrückgang charakterisiert. Die Mieten in Berlin, Düsseldorf, Frankfurt, Hamburg und Stuttgart sind gefallen. Auch der lange Zeit stabile Münchner Büromarkt ist mittlerweile von einem spürbaren Rückgang der Büromieten betroffen. Schlechte Konjunktur, Umsatzrückgänge, Standortverlagerungen von Unternehmen ins Ausland sowie das Fehlen von bedeutenden Wachstumsbranchen setzen den Trend in 2003 weiter fort. Projektierte Neubauten, die in den nächsten Jahren fertiggestellt werden,

verstärken das Überangebot. In Ostdeutschland haben sich im ersten Quartal 2003, wie in 2002, die Märkte Leipzig, Dresden und Magdeburg auf niedrigem Niveau stabilisiert.

Einzelhandelsmarkt

Der Einzelhandel bleibt in Deutschland weiterhin schwach. Der Umsatz ist im ersten Quartal um 0,2 % im Vergleich zum gleichen Quartal im Vorjahr zurückgegangen. Auf sektoraler Ebene zeigt sich ein differenzierteres Bild: Lebensmitteldiscounter profitierten von der schlechten Konjunktur und knappen privaten Kassen, wohingegen Textilgeschäfte starke Umsatzeinbußen verkraften müssen.

Die Entwicklung rückläufiger Flächenproduktivität korrespondiert mit fallenden Mieten. Auch in 2003 ist der Trend einer deutlichen Lagepolarisierung erkennbar. 1a-Lagen erwiesen sich als weitgehend immun im Hinblick auf die Miet-, Wert- und Renditeentwicklung. Verlierer sind die 1b-Lagen, die in den letzten vier Jahren einen Mietpreisrückgang um bis zu 20 % zu verkraften hatten. Leerstände und Vermietungsprobleme sind in diesen Lagen inzwischen keine Seltenheit mehr.

Industrie-, Lager- und Logistikmarkt

Gewerbe- und Produktionsflächen sind stark betroffen von der derzeitigen Konjunkturschwäche. Der Markt ist insbesondere belastet durch ein Überangebot an leerstehenden älteren, und somit schwer vermietbaren Hallenflächen. Deutlich besser sieht es im Bereich von Lager- und Logistikimmobilien aus. Diese Branche verzeichnet immer noch Zuwächse. Der grenzüberschreitende Verkehr hat in den letzten Jahren infolge fortschreitender Globalisierung deutlich zugenommen. Die EU-Osterweiterung wirkt dabei noch verstärkend. Durch neue Vertriebsformen, Auslagerung der Lagerhaltung und das Outsourcing von logistischen Prozessen an spezialisierte Unternehmen entstand ein Bedarf an entsprechenden Logistikimmobilien. Besonders wichtig ist bei diesen Objekten naturgemäß die infrastrukturelle Anbindung, also die Nähe insbesondere zu Autobahnen und Flughäfen.

Wohnungsmarkt

In Deutschland ist ein Rückgang in der Entstehung von neuem Wohnraum zu verzeichnen. Dies betrifft besonders den Mietwohnungsbau. Im Osten Deutschlands ist weiterhin mit abwandernder Bevölkerung und zunehmender Suburbanisierung zu rechnen. Die Verlierer sind die Städte, insbesondere die Großsiedlungen des komplexen Wohnungsbaus der 1970er und 80er Jahre, die an Attraktivität verlieren. Der weitere Rückbau erscheint hier unvermeidlich und stellt die Stadtplaner vor neue Herausforderungen. Im Westen Deutschlands ist der Markt zweigeteilt: strukturschwache Regionen sind von steigenden Leerständen im Wohnungsbestand betroffen, während in Ballungszentren wie München, Frankfurt und Stuttgart weiterhin Mangel an Mietwohnungen herrscht.

Die konjunkturelle Schwäche und die Unsicherheit über die Zukunft lassen zwar derzeit auch viele potenzielle Bauherren und Käufer von Eigenheimen eine eher abwartende Haltung einnehmen. Andererseits sorgte die Befürchtung über ein künftiges Wegfallen der Eigenheimzulage bei einigen Interessenten für einen schnellen Entschluss.

Wettbewerb

Der in Deutschland historisch starke Wettbewerb durch private Banken und öffentliche Finanzinstitute schwächt sich ab und die Margen beginnen derzeit zu steigen. Diese Entwicklung ist im Wesentlichen auf die Konsolidierung im Hypothekenbankbereich, die Reduzierung des Immobilienkreditexposures der großen Geschäftsbanken sowie das Auslaufen der Staatsgarantien für Landesbanken und Sparkassen in 2005 zurückzuführen.

Frankreich

Die Investmentnachfrage nach französischen Immobilien ist weiterhin stark. Für das erste Halbjahr 2003 ist in Paris für den gewerblichen Immobilienbereich jedoch ein Rückgang der Mieten zu verzeichnen, der allerdings schwächer ist als in anderen europäischen Großstädten.

Büromarkt

Die Schwäche der französischen Konjunktur hat den Büromarkt nicht verschont. Im Großraum Paris (Ile-de-France) sank die Nachfrage nach Büroflächen in 2003 im Vergleich zum Jahr 2002 weiter; das durchschnittliche Mietniveau hat sich ebenfalls verringert. Demgegenüber erhöhte sich die Leerstandsrate, ist aber im Vergleich zu anderen europäischen Metropolen noch moderat. Eine spekulative Blase, wie sie Mitte der 1990er Jahre entstanden war, ist aus heutiger Sicht nicht zu befürchten. Insgesamt ist die Investmentnachfrage im Büromarkt stark. Der Markt wurde durch strategische Transfers von großen Immobilien-Holding-Gesellschaften durch Sale-and-Lease-back-Transaktionen und durch die Restrukturierung von Immobilien-Holding-Gesellschaften gestärkt.

Einzelhandelsmarkt

Der Markt für Handelsflächen zeigte sich trotz der schwächeren Konjunktur in recht stabiler Verfassung. Obwohl die Aktivität im Markt leicht zurückging, blieben die Preise stabil. Je nach Marktsegment (Einkaufszentren, großflächiger Einzelhandel, Innenstadtgeschäfte) verlief die Entwicklung jedoch unterschiedlich. Aufgrund der behördlichen Beschränkungen beim Bau neuer Einkaufszentren und Objekten des großflächigen Einzelhandels durch das *Loi Raffarin* von 1996 äußerten institutionelle Investoren reges Kaufinteresse an bestehenden Objekten, die gute Renditen bringen. Der Markt der Innenstadtgeschäfte blieb stabil. Auch kleine Einheiten sind für Investoren aufgrund der relativ hohen Rendite attraktiv.

Industrie-, Lager- und Logistikmarkt

Auch bei Lager- und Gewerbeflächen haben Nachfrage und Umsatz weiter nachgelassen. Für moderne Logistik- und Lagerflächen sind die Mieten zwar stabil geblieben, im unteren Preisbereich sind die Mieten aber gefallen.

Wohnungsmarkt

Wie das französische Statistikamt INSEE mitteilte, wird ein leichter Rückgang im Markt für Eigenheime erwartet. Immobilienentwickler rechnen damit, dass 2003 weniger Eigenheime verkauft und vermietet werden als in den Vorjahren. Als Grund werden die hohen Preise genannt, die in den vergangenen vier Jahren stark gestiegen sind. Im Großraum Paris steigen die Mieten und Kaufpreise aber auch dieses Jahr voraussichtlich an. Ca. 17 % des gesamten Wohnungsbestandes in Frankreich konzentrieren sich auf die Ile-de-France, trotzdem bleiben Wohnungen in dieser Region weiterhin Mangelware.

Wettbewerb

Der Wettbewerb auf dem französischen Immobilienmarkt lässt sich aufteilen in deutsche Fonds und ortsansässige institutionelle Investoren mit niedrigem Verschuldungsgrad (*leverage*), die geringe Margen an traditionelle Kreditgeber (Hypothekenbanken, CDC Ixis, Natexis, CFF, CA) zahlen und angelsächsische Investoren, die einen hohen Verschuldungsgrad (*leverage*) wollen und hohe Margen an spezialisiertere Kreditgeber (Royal Bank of Scotland, Eurohypo, Aareal, Soc Gen) zahlen.

United Kingdom

In den Immobilienmärkten des UK besteht immer noch eine Nachfrage von Investoren nach Immobilien. Die Nachfrage von Mietern ist dagegen für fast alle gewerblichen Immobilienbereiche als schwach zu bezeichnen. Die Ausnahmen sind großflächiger Einzelhandel in Fachmarktzentren und Shoppingcenter.

Büromarkt

In London hat die Nachfrage der Mieter nach Büroraum weiter nachgelassen. Dementsprechend ist der Leerstand gestiegen. Für das erste Quartal 2003 lag die Leerstandsrate in der Londoner Innenstadt bei 10 % bis 12 %. Dabei ist jedoch zu berücksichtigen, dass es sich bei den leerstehenden Flächen fast durchweg um Büroraum handelt, der modernsten Ansprüchen nicht gerecht wird. Auch sind viele ungenutzte Flächen zwar noch vermietet, die Mieter sind aber auf der Suche nach Untermietern. Die Top-Mieten in der Londoner Innenstadt fallen weiterhin, ebenso Mieten im Südosten von

London. Die Nachfrage der Investoren nach langfristig vermieteten Objekten mit guter Bonität ist stark. Für Bürohäuser, die z.B. an staatliche oder kommunale Behörden vermietet sind, werden auch niedrige Renditen akzeptiert.

Einzelhandelsmarkt

Obwohl die Umsätze des Einzelhandels im Jahr 2002 gestiegen sind, sind die Mieten im ersten Quartal 2003 in vielen Innenstädten gefallen, besonders in Nebenlagen und kleineren Städten. Profitieren konnten dagegen Fachmarktzentren mit großflächigem Einzelhandel und Shoppingcenter. Einzelhändler agieren sehr umsichtig: Während einige der großen Einzelhandelsketten expandieren, ziehen sich andere zurück bzw. verkleinern sich. Darüber hinaus sind im Einzelhandelsbereich beachtliche M&A Aktivitäten zu beobachten. Die Top-Renditen sind weiter gefallen und liegen derzeit bei ca. 6 %.

Industrie-, Lager- und Logistikmarkt

Im Markt für Industrie-, Lager- und Logistikimmobilien sind die Top-Mieten stabil geblieben. Besonders im Logistikbereich besteht starke Nachfrage. Die Renditen sind mit knapp 8 % im Jahr 2002 und im ersten Quartal 2003 ebenfalls stabil geblieben.

Wohnungsmarkt

Nachdem die Immobilienpreise in 2001 und 2002 im Landesdurchschnitt deutlich gestiegen waren, wird für das Jahr 2003 nur noch mit einem geringeren durchschnittlichen Preisanstieg gerechnet. Dies hat sich bereits durch niedrigere Anstiegsraten Ende 2002 angekündigt. Die Mieten und Kaufpreise für Wohnungen und Häuser gehen vor allem im gehobenen Preissegment sogar teilweise zurück. Besonders in London sind die Spitzenmieten und die Spitzenkaufpreise bereits gefallen. Nach dem überaus starken Preisanstieg der letzten Jahre könnte sich hier ein weiterer Rückgang anbahnen.

Wettbewerb

Die Immobilienmärkte des UK zeichnen sich weiterhin durch einen starken Wettbewerb aus. HBOS, Royal Bank of Scotland und Eurohypo sind sehr aktiv. Die kürzlich gegründeten Verbriefungshäuser (CMBS-Houses), z.B. Merrills/Rothschilds und Bear Stearns, beginnen ebenfalls Geschäft an sich zu ziehen.

USA

Die US-amerikanischen Immobilienmärkte haben sich in den letzten zwei Jahren sehr unterschiedlich entwickelt. Die Zinssätze liegen auf dem niedrigsten Niveau seit langem. Hält diese Entwicklung, wie vorausgesagt, an, können dadurch gesunde Schuldendienstdeckungsmargen erzielt werden.

Büromarkt

Insgesamt wird seit 2001 ein Konjunkturrückgang in den meisten großen Büromärkten aufgrund nachlassender Nachfrage verzeichnet. Generell kann gesagt werden, dass die Büromärkte, die am meisten von dem New-Economy-Boom profitiert hatten, auch die stärksten Mieteinbrüche verzeichnen mussten. Dies betrifft insbesondere die Westküste. Obwohl die Leerstandsraten ansteigen, bleiben die Immobilienwerte für gut und langfristig vermieteten Büroraum aufgrund starker Investorennachfrage jedoch stabil. Durch den Mangel an Neubauten wird das Marktgleichgewicht künftig wiederhergestellt werden. Eine nachhaltige Nachfrage nach Büroraum ist derzeit lediglich in der Hauptstadt Washington D.C. zu verzeichnen. Aufgrund des relativ konstanten Bedarfs der Regierungsbehörden besitzt Washington D.C. einen ausgewogenen Markt.

Einzelhandelsmarkt

Der Einzelhandel in den USA klagt über schwachen Umsatz und Zurückhaltung der Konsumenten, allerdings nur, was Luxusgüter betrifft. Die Mieten in Shoppingcentern zur Nahversorgung der Bevölkerung, die in erster Linie Güter des täglichen Bedarfs und Lebensmittel anbieten, sind dagegen leicht gestiegen. In den USA sind derartige Retail-Objekte daher bei Investoren besonders beliebt.

Industrie-, Lager- und Logistikmarkt

Die Leerstandsrate im Industrieimmobilienmarkt ist in 2002 langsam angestiegen und lag Ende 2002 bei ca. 9,5 % im US-Durchschnitt, dem höchsten Stand seit 1996.

Wohnungsmarkt

In den letzten Jahren sind die Preise für Wohnimmobilien in den USA stark gestiegen, zumal die Nachfrage durch die niedrigen Hypothekenzinsen beschleunigt worden ist. Allerdings zeichnet sich ein Ende des Anstiegs ab. Der überwiegende Teil der eigengenutzten Wohnimmobilien ist durch eine Hypothek belastet. Aufgrund der gesunkenen Zinsen haben viele US-Amerikaner ihre Hypotheken umgeschuldet und dabei mit Hinweis auf die gestiegenen Werte zusätzliche Mittel aufgenommen. Sollten die Häuserpreise wegbrechen, wären als Konsequenz viele Banksicherheiten gefährdet.

Wettbewerb

Es besteht ein starker Wettbewerb für hochwertige Immobilienfinanzierungen. Außerdem betreiben Lebensversicherungen und quasi-staatliche Organisationen, z.B. Fannie Mae, die konventionelle Finanzierung von hochwertigen Wohnimmobilien. Institutionelle Class-A Büroimmobilien ziehen weiterhin Investmentbanken als Kandidaten für große kommerzielle MBS-Kreditportfolien an.

Grundsätze und Verfahren bei der Darlehensvergabe

Hypo International

Allgemeine Informationen

Genehmigungen für die Vergabe von Darlehen unterliegen generell einem System von Kompetenzen, welches in einer Kompetenzordnung geregelt ist. Die Zuständigkeit für die Genehmigung von Darlehen ist – unabhängig von der Person des Schuldners und dem Wert der Sicherheiten für das Darlehen – an den Kompetenzwert geknüpft, der sich an der Darlehenshöhe und dessen Währung sowie ggf. an etwaigen Risikopositionen aus Derivaten orientiert.

Der Kreditprozess folgt den MaK, das heißt, dass sowohl Marktseite als auch Marktfolge ihr Votum abgeben und mindestens im Vier-Augen-Prinzip entschieden wird. Dieses Trennungsprinzip durchzieht alle Kompetenzstufen, einschließlich das *Board of Directors.*

Die Risikorichtlinien und die Richtlinien bei der Vergabe von Darlehen entsprechen sowohl den Anforderungen der irischen als auch der jeweiligen lokalen gesetzlichen Grundlagen. Die Beachtung dieser Anforderungen beim Darlehensvergabeverfahren unterliegt der Überwachung der irischen und der jeweiligen lokalen Aufsichtsbehörde und wird darüber hinaus in regelmäßigen Abständen von unabhängigen Prüfern der Hypo International überprüft. Als Wirtschaftsprüfer der Hypo International fungiert die KPMG.

Die Kernelemente der Grundsätze für die Vergabe von Darlehen liegen vor allem in der Selbstfinanzierungskraft einer bzw. mehrerer Immobilien (Cashflow-Orientierung), in ihrer gutachterlich zertifizierten Werthaltigkeit, Flexibilität, Marktfähigkeit und Drittverwendungsmöglichkeit sowie in der Bonitätsbeurteilung des bzw. der Mieter und des Darlehensnehmers und dessen Gesellschafterhintergrundes. Alle Elemente werden unter Berücksichtigung von konservativen bis zu so genannten "worst-case" Zukunftsszenarien zu einer einheitlichen Analyse zusammengefasst.

Die von der Hypo International ausgegebenen Darlehen sind in der Regel mit Sicherheiten unterlegt, welche z.B. aus Grundpfandrechten, der Verpfändung der Gesellschaftsanteile des Darlehensnehmers und der Abtretung der Mieteinnahmen bestehen können. Ferner werden Auflagen *(financial covenants)* vereinbart.

Bonitätsbeurteilung bei der Hypo International

Die Hypo International berücksichtigt bei der Vergabe von Darlehen interne, mehrstufige Ratinginstrumente, die sowohl die interne Bonitätsbeurteilung des Kunden sowie der dahinterstehenden Gesellschafter aufgreifen, da üblicherweise die Darlehensnehmer neugegründete, reine Objektgesell-

schaften sind. Die spezifischen Objektcharakteristika, die Markterfahrung des Kunden und schließlich die individuelle Finanzierungsstruktur sind weitere wesentliche Elemente des Ratings. Durch die so aggregierte Bonitätsbeurteilung soll eine kategorisierte Entscheidung über die Kreditwürdigkeit eines Kunden ermöglicht und daraus die Machbarkeit einer Finanzierung plausibel abgeleitet werden. Regelmäßige Überprüfungen der Bonitätsbeurteilungen dienen auch der frühzeitigen Erkennung von Risiken, der Abbildung des Risikogehalts des Portfolios und erlauben so im historischen Verlauf die Ableitung von Standard-Risikokosten.

Das interne Bonitätsbeurteilungssystem der Hypo International teilt die Schuldner und Transaktionen in folgende zehn Stufen ein:

Bonitätsklasse	Definition
1	Ausgezeichnet
2	Sehr gut
3	Gut
4	Eher Gut
5	Befriedigend
6	Eher schwach
7	Schwach
8	Bestandsgefährdet ohne Einzelwertberichtigung
9	Akut bestandsgefährdet mit Einzelwertberichtigung
10	Abwicklung ganz oder teilweise uneinbringlich

Überwachung der Darlehensengagements

Das gesamte Kreditportfolio der Hypo International wird zeitnah und regelmäßig beobachtet. Überwacht werden mehrmals jährlich u.a. pünktlicher Eingang von Zins- und Tilgungsleistungen, vertragskonforme Zahlungen der Mieter, qualitativer und quantitativer Baufortschritt bei Herstellungsfinanzierungen sowie zweckgerechte Mittelverwendung, Einhaltung der vertraglich festgelegten Finanzierungsrelationen wie Kapitaldienstdeckung (*debt service coverage*) oder Beleihungsauslauf (*loan to value*), Mieterqualität, Vermietungsstand, Verkaufsstatus sowie Einhaltung von weiteren Auflagen *(financial covenants*) etc. Hierbei werden auch externe und teilweise amtliche Informationen zur Identifizierung potenzieller Adressrisiken herangezogen. Jährlich werden mittels einer Wiedervorlage beim Kompetenzträger neben o.g. auch Bilanzkennziffern und die Wertentwicklung des Finanzierungsgegenstandes vorgelegt. So kann gewährleistet werden, dass einerseits aufsichtsrechtliche Verpflichtungen erfüllt werden und andererseits auftretende Risiken frühzeitig erkannt und gegensteuernde Maßnahmen beschlossen und ergriffen werden können.

Ein so erkannter Risikoparameter (z.B. Ausbleiben eines Vermietungserfolges, Mietkürzungen, Bauverzögerungen, Bauverteuerungen, Verschlechterung der Mieterbonität, makroökonomische Verschiebungen, Verschlechterungen der Mikrolage oder des Zustandes der Immobilie, Managementwechsel beim Darlehensnehmer, Nichteinhaltung von Auflagen *(financial covenants*) etc.) kann je nach geschätztem Ausmaß des Risikos zur Aufnahme auf eine interne Überwachungsliste führen (sog. *watchlist*). Eine Finanzierung, die auf die *watchlist* gesetzt wurde, wird genauen Prüfungen und intensiverer Betreuung sowie enger Überwachung unterzogen, um die beschlossenen Maßnahmen gemeinsam mit dem Kunden umzusetzen. Bei Risikobehebung wird die Finanzierung von der Watchlist genommen. Risikokonstanz oder -verschlechterung hingegen führen zu weiteren, ggf. einseitig von der Hypo International veranlassten Maßnahmen. Ratingverschlechterungen gehen hiermit einher.

Die Kündigung und Beitreibung eines Darlehens erfolgen erst, wenn alle anderen Lösungsversuche und Maßnahmen fehlschlagen.

Wertberichtigung und Abschreibung von Darlehen

Bei der Hypo International wird eine Wertberichtigung gebildet, wenn ein teilweiser oder vollständiger Darlehensausfall zu erwarten ist. Dies ist beispielsweise der Fall, wenn sich die Finanzlage des Kunden erheblich verschlechtert und der Kunde deutlich mit fälligen Zahlungen in Verzug gerät. Die Höhe einer Wertberichtigung für ein solches Problemdarlehen wird auf der Basis einer Analyse des Gesamtausfallrisikos gebildet, wobei alle Umstände, insbesondere der Wert der Sicherheiten und die Finanzlage des Darlehensnehmers berücksichtigt werden. Die Wertberichtigungen können einen Teilbetrag oder das gesamte Darlehen ausmachen. Etwaige erforderliche Wertberichtigungen sind Gegenstand einer Vorlage bei der jeweiligen Kompetenzstufe.

Wertberichtigungen werden aufgelöst, wenn die wirtschaftlichen Probleme des Kunden, die ihre Bildung veranlasst haben, nicht mehr gegeben sind oder die Beitreibung erfolgreich abgeschlossen ist. Bei nicht erfolgreicher oder nur teilweise erfolgreicher Abwicklung des Darlehens bzw. Verwertung der Sicherheiten werden noch offene Beträge abgeschrieben.

WürttHyp

Allgemeine Informationen

Genehmigungen für die Vergabe von Darlehen unterliegen generell einem System von Kompetenzen. Die Zuständigkeit für die Genehmigung von Darlehen ist – unabhängig von der Person des Schuldners und dem Wert der Sicherheiten für das Darlehen – an die Darlehenshöhe geknüpft.

Die Kreditentscheidung erfolgt gemäß den MaK. Marktseite und Marktfolge geben ihr Votum ab. Die Trennung gilt bis in den Vorstand.

Die Risikorichtlinien und die Richtlinien bei der Vergabe von Darlehen entsprechen bei der WürttHyp den Anforderungen der gesetzlichen Grundlagen (HypBankG, KWG). Die Beachtung dieser Anforderungen beim Darlehensvergabeverfahren wird in regelmäßigen Abständen von unabhängigen Prüfern der WürttHyp überprüft und von der BaFin überwacht.

Die Schlüsselelemente der Grundsätze für die Vergabe von Darlehen sind bei der WürttHyp die nachhaltige Werthaltigkeit der hypothekarisch zu belastenden Immobilie und die Bonitätsbeurteilung des Darlehensnehmers. Beide Elemente werden zu einer einheitlichen Analyse zusammengefasst. Die WürttHyp legt gemäß §§ 11 und 12 HypBankG einen Beleihungswert fest. Die Sicherheit der von der WürttHyp ausgegebenen Darlehen besteht bei Hypothekendarlehen aus einem Grundpfandrecht auf die Immobilie.

Bonitätsbeurteilung bei der WürttHyp

Die WürttHyp berücksichtigt bei der Vergabe von Darlehen die interne Bonitätsbeurteilung des Kunden. Durch die Bonitätsbeurteilung soll die maßgebliche Entscheidung über die Kreditwürdigkeit eines Kunden ermöglicht und damit Entscheidungen über die Vergabe von Darlehen abgesichert werden. Weiterhin dient sie der frühzeitigen Erkennung von Risiken, der Abbildung des Risikogehalts des Portfolios und als Grundlage für den Ansatz von Standard-Risikokosten.

Das interne Bonitätsbeurteilungssystem der WürttHyp teilt die Schuldner und Transaktionen in zehn Stufen ein (siehe "— Hypo International — Bonitätsbeurteilung bei der Hypo International"). Je nach Geschäftsart, Kundengruppen sowie nach der erwarteten Haftung gibt es unterschiedliche interne Ratingverfahren, welche die jeweiligen Besonderheiten berücksichtigen.

Überwachung der Darlehensengagements

Das gesamte Darlehensengagement bei der WürttHyp wird zeitnah überwacht, um u.a. auch die anzuwendenden Kompetenzschwellen und die Einhaltung aufsichtsrechtlich vorgeschriebener Kreditgrenzen zu gewährleisten. Ferner werden Informationen der Bundesbank zur Identifizierung potenzieller Adressrisiken herangezogen. Nach dem KWG muss jedes deutsche Kreditinstitut den Gesamtbetrag der an einzelne Schuldner oder Schuldnergruppen ausgereichten Kredite mit einem Volumen von über € 1,5 Mio. der Bundesbank quartalsweise melden. Die Gesamtzahlen werden wiederum von der Bundesbank an die einzelnen Banken weitergegeben, damit diese Banken über die insgesamt bestehenden Forderungen anderer Banken in Bezug auf einzelne Schuldner oder Schuldnergruppen unterrichtet sind.

Die von der WürttHyp ausgegebenen Darlehen, die Deckungswerte für die Hypothekenpfandbriefe und Öffentlichen Pfandbriefe darstellen, werden von der BaFin alle zwei bis drei Jahre geprüft. Diese Prüfung umfasst eine Untersuchung des aktuellen Status der neu in das Deckungsregister eingestellten Darlehen, der verwendeten Bewertungsmethoden und deren Übereinstimmung mit den gesetzlichen Anforderungen. Die jüngsten Deckungsstockprüfungen für den Hypotheken- und Kommunaldarlehensstock bei der WürttHyp fanden für den Zeitraum vom 1. September 1999 bis zum 30. Juni 2001 statt und ergaben, dass die WürttHyp die gesetzlichen Anforderungen erfüllt hat.

Darlehensnehmer werden aus Gründen wie z.B. der Leistung verspäteter Zahlungen oder der Tatsache, dass operative Betriebsverluste mit außerordentlichen Erträgen ausgeglichen wurden, auf interne Überwachungslisten bei der WürttHyp gesetzt. Ein Kunde, der auf die Überwachungsliste gesetzt wurde, wird genauen Prüfungen und intensiverer Überwachung unterzogen, damit die WürttHyp Maßnahmen für den Umgang mit diesem Kunden entwickeln kann.

Sollte ein Kunde trotz versuchter Sanierungsstrategie insolvent werden, überträgt die Sanierungseinheit bei der WürttHyp die Zuständigkeit für das Darlehen an die Abwicklungseinheit, nachdem sie einen Bericht erstellt hat, der sämtliche erforderlichen Informationen enthält. Die Abwicklungseinheit versucht daraufhin, die auf das Darlehen ausstehenden Beträge einzuziehen, insbesondere durch die Verwertung der Sicherheiten.

Im Allgemeinen verfolgt die WürttHyp das Ziel, mit dem Darlehensnehmer zusammenzuarbeiten, um ihn zu unterstützen, seine finanziellen Schwierigkeiten zu überwinden. Die Kündigung und Beitreibung eines Darlehens erfolgen erst, wenn alle anderen Lösungen fehlschlagen.

Wertberichtigung und Abschreibung von Darlehen

Bei der WürttHyp wird eine Wertberichtigung für einen Ausfall des Darlehens gebildet, wenn ein teilweiser oder vollständiger Darlehensausfall zu erwarten ist. Dies ist beispielsweise der Fall, wenn sich die Finanzlage des Kunden erheblich verschlechtert, wenn der Kunde deutlich mit fälligen Zahlungen in Verzug gerät, insbesondere nach einem vereinbarten Sanierungsplan, oder wenn ein Insolvenzverfahren über das Vermögen des Kunden eröffnet wird. Die Höhe der Wertberichtigungen bei der WürttHyp für Problemkredite wird im Allgemeinen einzelfallbezogen auf der Basis einer Analyse des Gesamtausfallrisikos gebildet, wobei alle Umstände, insbesondere der Wert der Sicherheiten und die Finanzlage des Darlehensnehmers berücksichtigt werden. Die Wertberichtigungen können einen Teilbetrag oder das gesamte Darlehen ausmachen.

Die Risiken im Hypothekengeschäft werden bei der WürttHyp fortlaufend überwacht. Wertberichtigungen werden im Allgemeinen aufgelöst, wenn die wirtschaftlichen Probleme des Kunden, die ihre Bildung veranlasst haben, nicht mehr gegeben sind.

Bei der WürttHyp wird nach Bildung von Wertberichtigungen und dem erfolglosen Abschluss des Abwicklungsverfahrens das Darlehen abgeschrieben. In seltenen Fällen werden Darlehen ohne vorherige Wertberichtigung abgeschrieben.

Hypo Deutschland

Nachfolgend werden die Grundsätze und Verfahren bei der Darlehensvergabe bei der HRE Bank dargestellt, da die WestHyp voraussichtlich zum 3. November 2003 auf die HRE Bank verschmolzen wird.

Allgemeine Informationen

Die Genehmigung für die Vergabe von Darlehen unterliegt generell einem System von Kompetenzen, die in einer Kompetenzordnung geregelt sind. Die Zuständigkeit für die Genehmigung von Darlehen hängt wesentlich vom Kompetenzwert ab, in den maßgeblich Darlehenshöhe und Sicherheitenwert einfließen, sowie von der Kompetenzhöhe, in die u.a. auch die Bonität des Darlehensnehmers einfließt. Grundsätzlich müssen Darlehen bei der HRE Bank mindestens durch zwei Mitarbeiter genehmigt werden (Vier-Augen-Prinzip), die die entsprechende fachliche Qualifikation und Erfahrung bei der Vergabe von Darlehen aufweisen. Grundsätzlich erfolgt eine Trennung nach Markt und Marktfolge gemäß den Mindestanforderungen an das Kreditgeschäft der Kreditinstitute (MaK). Bei bestimmten Engagements, die kleiner als € 5 Mio. sind, wird auf der Grundlage von im Rahmen der MaK vom Vorstand der HRE Bank beschlossenen Ausnahmeregelungen auf diese Trennung bei der Votierung verzichtet. Innerhalb der Kompetenzregelungen wird festgelegt, bis zu welcher Höhe Darlehen durch welche Personen/Gremien genehmigt werden können. Betraglich gestaffelt erfolgt die Genehmigung ab einer bestimmten Größenordnung unter Einschaltung der Gremien Kreditausschuss bzw. Kreditausschuss und Gesamtvorstand auf Basis einer Votierung durch Markt und Marktfolge.

Die Risikorichtlinien und die Richtlinien bei der Vergabe von Darlehen entsprechen bei der HRE Bank den Anforderungen der gesetzlichen Grundlagen (HypBankG, KWG). Die Beachtung dieser Anforderungen beim Darlehensvergabeverfahren wird in regelmäßigen Abständen von unabhängigen Prüfern überprüft und von der BaFin überwacht.

Bei der künftigen, insbesondere nach der Neustrukturierungsphase vorgesehenen Vergabe von Darlehen wird neben der Bonitätsbeurteilung des Kunden wesentliches Element die Cashflow- und wertorientierte Betrachtungsweise sein, d.h. die Amortisation der Kredite ist auf die Cashflows der finanzierten Objekte abgestimmt. In Abhängigkeit von der Einschätzung des aus einer Immobilienfinanzierung gegebenen langfristig sicheren Ertrags (unter Beachtung von Lage, Nutzungsart und Mietvertragsqualität) legt die HRE Bank in Übereinstimmung mit den gesetzlichen Vorgaben einen Beleihungswert der Immobilie fest. Die Sicherheit der von der HRE Bank ausgegebenen Darlehen besteht größtenteils aus einem Grundpfandrecht auf die Immobilie.

Die Bewertung für Darlehen bei der HRE Bank für Kleindarlehen erfolgt durch ausgewählte Mitarbeiter in einem standardisierten Verfahren. Für Darlehen über der Kleindarlehensgrenze wird von zertifizierten Immobiliensachverständigen ein Markt- und Beleihungswertgutachten erstellt.

Generell erfolgt die Ausreichung von Darlehen bei den HRE Bank nach Ermittlung des Beleihungswertes.

Bonitätsbeurteilung bei der HRE Bank

Die HRE Bank koppelt die Vergabe von Darlehen an eine interne Bonitätsbeurteilung des Kunden. Durch die Bonitätsbeurteilung soll die maßgebliche Entscheidung über die Kreditwürdigkeit eines Kunden ermöglicht und damit Entscheidungen über die Vergabe von Darlehen abgesichert werden. Das interne Bonitätsbeurteilungssystem der HRE Bank teilt die Schuldner in zehn Stufen ein (siehe "— Hypo International — Bonitätsbeurteilung bei der Hypo International").

Bei Immobilienkunden besteht das Bonitätsbeurteilungsverfahren aus einer Analyse von Management, Bilanz/Vermögen und Perspektiven, die zukunftsgerichtete Faktoren sowie Daten aus der Finanzberichterstattung berücksichtigt.

Überwachung der Darlehensengagements

Der gesamte Darlehensbestand bei der HRE Bank wird gemäß den aufsichtsrechtlichen Vorgaben überwacht. Treten bei Finanzierungen Hinweise auf mögliche Probleme oder Risiken auf (sog. Frühwarnsignale), werden diese Kredite besonders überwacht und intensiv betreut. In der Phase dieser Intensivbetreuung wird durch diverse Maßnahmen (z.B. verstärkter Kontakt mit den Darlehensnehmern) versucht, anhand fundierter Informationen Lösungsmöglichkeiten zu entwickeln. Schlagen diese Versuche zunächst fehl, werden die betreffenden Finanzierungen in die Spezialbetreuung der Sanierungs- und Abwicklungseinheit übertragen.

Die Überleitung des Darlehensengagements erfolgt in strukturierter Form und grundsätzlich bevor Wertberichtigungen gebildet werden müssen. Die Sanierungs- und Abwicklungseinheit legt in Abstimmung mit dem jeweiligen Kompetenzträger fest, ob ein Engagement saniert werden kann oder ob es abzuwickeln ist. Entwicklung und Umsetzung des jeweiligen Sanierungs- oder Abwicklungskonzeptes erfolgen, falls notwendig, auch unter Einbindung externer Fachleute, wie z.B. Wirtschaftsprüfern und Unternehmensberatern. Scheitert bei Sanierungsengagements die Sanierungsstrategie, wird in Abstimmung mit dem jeweiligen Kompetenzträger eine Abwicklungsstrategie festgelegt.

Ziel jeder Sanierungsstrategie ist die Wiederherstellung der nachhaltigen Bedienung des Kapitaldienstes und die Rückübertragung des Darlehensengagements an das Kreditgeschäft. Ziel der Abwicklungsstrategie ist die Beendigung des Kreditverhältnisses durch Einziehen ausstehender Darlehensbeträge insbesondere durch die Verwertung von Sicherheiten.

Im Allgemeinen verfolgt die HRE Bank das Ziel, mit dem Darlehensnehmer zusammenzuarbeiten, um ihn zu unterstützen, seine finanziellen Schwierigkeiten zu überwinden. Die Kündigung und Beitreibung eines Darlehens erfolgt erst, wenn alle anderen Lösungen fehlschlagen.

Der Deckungsstock, der als Deckung für die Hypothekenpfandbriefe und Öffentlichen Pfandbriefe dient, unterliegt alle zwei bis drei Jahre einer Deckungsprüfung durch die BaFin. Im Deckungsstock sind die grundpfandrechtlich gesicherten Darlehen samt der jeweiligen Sicherungsgrundpfandrechte im Einzelnen aufgelistet. Mit der Deckungsprüfung will sich die Aufsichtsbehörde ein Bild über die Kreditpolitik der Hypothekenbank im Bereich des Deckungsgeschäftes verschaffen und ein Urteil darüber bilden, ob die Handhabung des Kreditgeschäftes insoweit ordnungsgemäß erfolgt und ob die formellen Deckungsbestimmungen eingehalten sind. Die Deckungsprüfung umfasst insbesondere eine Überprüfung des aktuellen Status der neu in das Deckungsregister eingestellten Darlehen, der verwendeten Bewertungsmethoden und deren Übereinstimmung mit den gesetzlichen Anforderungen. Die jüngsten Deckungsprüfungen für den Hypotheken- und Kommunaldarlehensstock bei der HRE Bank bzw. ihren Vorgängerinstituten (Bayerische Handelsbank Aktiengesellschaft, Nürnberger Hypothekenbank Aktiengesellschaft, Süddeutsche Bodencreditbank Aktiengesellschaft) fanden für die Zeiträume vom 30. Juni 1998, 31. Dezember 1998 bzw. 30. Juni 1999 bis jeweils zum 31. Dezember 2001 statt und ergaben, dass die gesetzlichen Anforderungen im Wesentlichen erfüllt wurden.

Wertberichtigung und Abschreibung von Darlehen

Bei der HRE Bank wird eine Wertberichtigung gebildet, wenn ein teilweiser oder vollständiger Darlehensausfall zu erwarten ist. Dies ist beispielsweise der Fall, wenn sich die Finanzlage des Kunden erheblich verschlechtert, wenn der Kunde deutlich mit fälligen Zahlungen in Verzug gerät, insbesondere nach einem vereinbarten Sanierungsplan, oder wenn ein Insolvenzverfahren über das Vermögen des Kunden eröffnet wird. Die Höhe der Wertberichtigungen für Problemkredite wird im Allgemeinen einzelfallbezogen auf der Basis einer Analyse des Gesamtausfallrisikos gebildet, wobei alle Umstände, insbesondere der Wert der Sicherheiten und die Finanzlage des Darlehensnehmers berücksichtigt werden. Die Wertberichtigungen können einen Teilbetrag oder das gesamte Darlehen ausmachen.

Wertberichtigungen werden aufgelöst, wenn die wirtschaftlichen Probleme des Kunden, die ihre Bildung veranlasst haben, nicht mehr gegeben sind.

Bei der HRE Bank wird nach Bildung von Wertberichtigungen und dem erfolglosen Abschluss des Abwicklungsverfahrens das Darlehen abgeschrieben. In seltenen Fällen werden Darlehen ohne vorherige Wertberichtigung abgeschrieben.

Für den Fall, dass nach Gesprächen mit den Kunden und anschließender Einschätzung der HRE Bank Zahlungen von Darlehensnehmern innerhalb der nächsten vier bis sechs Jahre erwartet werden können, werden Merkposten als Erinnerungsfunktion für jedes Konto eines Darlehensnehmers eingerichtet, um nach dem genannten Zeitraum das Darlehen erneut zu überprüfen.

Für Darlehen, bei denen Kapitalwertberichtigungen gebildet wurden, werden rückständige Zinsbeträge ebenfalls sofort wertberichtigt.

Risikosteuerung

Im Rahmen ihrer Geschäftstätigkeit sind die operativen Gesellschaften der Hypo Real Estate Group verschiedensten Risiken ausgesetzt, deren Management und Überwachung ein hoher Stellenwert eingeräumt wird. Aufsichtsrechtlichen Vorschriften und internationalen Empfehlungen folgend, hat die Hypo Real Estate Group die funktionale Trennung beider Tätigkeiten in jeder Gesellschaft bis in die Vorstandszuständigkeit unabhängig voneinander organisiert. Die operative Risikosteuerung obliegt in der Hypo Real Estate Group in erster Linie den einzelnen gruppenangehörigen Gesellschaften bzw. deren Gremien, die ihre bestehenden bewährten Risikosteuerungsprozesse nach der Abspaltung im Wesentlichen unverändert beibehalten haben. In bestimmten Bereichen der Risikosteuerung, die notwendiger- oder sinnvollerweise gruppeneinheitlich zu regeln sind, ist die Gesellschaft jedoch bestrebt, auf Ebene der Hypo Real Estate Group Vorgaben für die einzelnen gruppenangehörigen Gesellschaften durchzusetzen.

Dazu gibt es in der Hypo Real Estate Holding ein zentrales Risikocontrolling, das gruppenweit einheitliche Standards und Methoden für die Risikomessung definiert. Es informiert den Vorstand der Hypo Real Estate Holding über die aggregierte Risikoposition der Hypo Real Estate Group und allokiert gruppenweit das Risikokapital. Für das gruppenweite Risikomanagement wurden Ausschüsse gebildet,

die die Positionierungen der Gesellschaften an den Kapital- und Kreditmärkten regelmäßig beurteilen, limitieren und ggf. Empfehlungen im Konzerninteresse aussprechen. Auf Ebene der Holding organisiert die Hypo Real Estate Group auch Projekte zur Weiterentwicklung der Risikosteuerung. So sind alle Banken in die Vorbereitung zur Umsetzung der künftigen Vorschriften aus Basel II eingebunden.

Jede Gruppengesellschaft verfügt zudem über eine ebenfalls unabhängig organisierte interne Revision, die in regelmäßigen Abständen alle Bereiche der Banken prüft. Auch hier werden gruppeneinheitliche Standards aus der Hypo Real Estate Holding vorgegeben.

WürttHyp

Risikobewusste Geschäftspolitik

Die risikobewusste Geschäftspolitik der WürttHyp ist geprägt durch strategische Schwerpunktsetzungen im Auslandshypothekenfinanzierungs- und Kapitalmarktgeschäft. Kennzeichnend für die Risikopolitik ist die Konzentration auf Geschäftsfelder und Produkte mit bester Risiko-Rendite-Relation sowie eine Low-Risk-Orientierung. Letztere zeigt sich auch im konsequenten Vermeiden einer Abhängigkeit vom Marktrisikoergebnis. Zudem werden Risiken durch die Diversifizierung des Finanzierungsneugeschäfts auf mehrere Länder und Sektoren sowie durch ein aktives Portfoliomanagement minimiert. Darüber hinaus werden Risiken durch Ausplatzierung begrenzt.

Die WürttHyp hat zur Umsetzung der Risikopolitik ein umfassendes Risikosteuerungssystem entwickelt, das auch die externen Anforderungen, beispielsweise aus dem Gesetz zur Kontrolle und Transparenz im Unternehmensbereich ("KonTraG"), erfüllt. Mit diesem System werden Risiken frühzeitig erkannt, analysiert, überwacht und gesteuert.

Struktur und Aufgaben der Risikosteuerung

Die Risikosteuerung ist, wie die Organisation der WürttHyp, durch klar festgelegte Verantwortlichkeiten und eindeutige Kommunikationswege gekennzeichnet. Dies gewährleistet eine effiziente Kommunikation der Erkenntnisse über bestehende Risiken und deren Handhabung.

Die Prozesse der Risikosteuerung, die aus den Ergebnissen zu ziehenden Konsequenzen und die Verantwortlichkeiten dafür sind eindeutig geregelt und im Organisationshandbuch der WürttHyp niedergelegt. Eine konsequente Funktionstrennung gemäß den Mindestanforderungen an das Betreiben von Handelsgeschäften der Kreditinstitute (MaH) ist über alle Hierarchieebenen hinweg gesichert. Auch im Hypothekenfinanzierungsgeschäft sind die Funktionen Markt und Marktfolge gemäß den MaK exakt voneinander abgegrenzt. Die interne Revision ist ebenso wie das institutionalisierte Risikocontrolling unmittelbar dem Vorstand unterstellt. Mit den bestehenden Strukturen und den eingesetzten Instrumentarien wird dem Umfang, der Komplexität und dem Risikogehalt der von der WürttHyp betriebenen Geschäfte Rechnung getragen.

Risikoorientierte Gesamtbanksteuerung

Aufgaben des Risikocontrollings

Der Großteil der Aufgaben einer risikoorientierten Gesamtbanksteuerung findet sich im Bereich Risikocontrolling. Dazu gehören u.a. die Identifikation und Analyse von Risiken, deren laufende Messung und Überwachung sowie die Kontrolle der zur Risiko- und Ergebnismessung verwendeten Parameter (z.B. Zinskurven oder Volatilitäten). Das aktive Management von Risiken durch Ex-ante-Vorgaben von Steuerungsparametern, wie Risikokosten in der Einzelgeschäftskalkulation oder Ad-hoc-Steuerung bei Bedarf, etwa durch Ausplatzierung von Geschäften, ist ebenso ein Bestandteil der Risikosteuerung der Bank. Des Weiteren ist die Aggregation der Einzelrisiken zu einem Gesamtbankrisiko und dessen Abgleich mit der Risikotragfähigkeit der Bank eine wesentliche Aufgabe des Risikocontrollings.

Durch permanentes Weiterentwickeln und Verbessern der Methoden, Instrumente und Systeme verfügt die Bank über ein leistungsstarkes Risikocontrollingsystem. Dieses erfüllt vollständig die umfangreichen Auflagen der BaFin. Darüber hinaus lässt es Risikopotenziale frühzeitig erkennen, um darauf adäquat reagieren zu können. Die zeitnahe und unmittelbare Informationsversorgung der risikotragenden Einheiten spielt hierbei eine wesentliche Rolle.

Risikokategorien und Risikoinventur

Die Einteilung der Risiken in der WürttHyp erfolgt nach den Kategorien Adress-, Markt- und Liquiditätsrisiken, operationelle Risiken sowie sonstige Risiken wie Immobilienbewertungs-, Geschäfts- oder strategische Risiken.

Vorrangig für die Bank ist das Management der substantiellen Risiken. Gleichwohl werden auch die sonstigen Risiken sorgfältig behandelt, indem beispielsweise Entwicklungen im politischen, rechtlichen und steuerrechtlichen Umfeld laufend beobachtet und deren Risikowirkungen abgeschätzt werden.

Notwendige Voraussetzung für ein gesamtbankorientiertes Risikomanagement ist die Kenntnis der Gesamtbank-Risikosituation. Mit einer Risikoinventur wurden im Jahr 2002 sämtliche Risiken der WürttHyp identifiziert, kategorisiert und operationalisiert. Die einzelnen Risiken wurden nach Eintrittswahrscheinlichkeit sowie Einfluss auf die Vermögens-, Finanz- und Ertragslage ordinal auf einer 5-stufigen Skala bewertet. Beteiligt an der Risikoinventur waren alle Abteilungsleiter der WürttHyp und die Geschäftsführer der Tochtergesellschaften sowie weitere Spezialisten aus den Fachbereichen. Die Risikoinventur ließ bei keiner der Risikokategorien ein erhöhtes Risiko erkennen.

Im Weiteren soll auf die Risikokategorien im Einzelnen eingegangen werden.

Adressrisiken

Adressrisiken sind Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen einer Gegenpartei entstehen können. Feiner unterteilen lassen sich Adressrisiken in Bonitäts-, Länder- und Kontrahentenrisiken.

Bonitätsrisiken

Bereits bei der Neugeschäftsplanung wird Bonitätsrisiken Rechnung getragen, indem durch die Strukturierung nach Kundengruppen, Produkten und Märkten eine Diversifizierung erfolgt. Mit Standard-Risikokosten wird bei der Kalkulation von Neugeschäften eine dem zu erwartenden Risiko angepasste Preiskomponente einbezogen. Die Höhe dieser Risikoprämien ist abhängig von der Kundengruppe, der über interne Rating-Ansätze ermittelten Risikoklasse und weiteren Einflussgrößen.

Risikominimierung ist die zentrale Zielsetzung bei den Prozessen in der Kreditbearbeitung und -entscheidung. Die dokumentierten Prozessschritte sind ausnahmslos einzuhalten.

Mit einem zehnstufigen Ratingverfahren wurde der gesamte Darlehensbestand klassifiziert. Laufende Engagementkontrollen mit regelmäßiger Überprüfung der internen Ratings lassen Risikoverschiebungen im Bestand zeitnah erkennen. Sollte ein Schuldner seinen Verpflichtungen nicht vertragsgemäß nachkommen, werden sofort angemessene Schritte eingeleitet und über Wertberichtigungen Vorsorgemaßnahmen getroffen. Darüber hinaus werden Sekundärrisiken, etwa Mieterbonitäten zur Beurteilung der Sicherheitenpositionen bei vermieteten Objekten, kontinuierlich überwacht.

Länderrisiken

Länderrisiken sind Risiken, die sich aus dem Transfer über oder aus anderen Ländern oder der Konvertibilität anderer Währungen ergeben. Solche Risiken können auftreten, wenn beispielsweise bei Kredit-, Wertpapier- oder Derivategeschäften Kontrahenten ihren Sitz in einem anderen Land haben oder wenn die Basisgröße eines Derivats aus einem anderen Land stammt. Die WürttHyp hat in dokumentierten Weisungen das Länderrisiko beschränkt. Geschäfte sollen im Wesentlichen nur mit solchen Ländern getätigt werden, deren Rating gleich oder besser als AA ist (No-risk-Countries). Bei Ländern mit einem Rating unter AA sind hinsichtlich Kontrahenten, Zahlungsfluss und Derivatebasis das Länderrisiko minimierende Regelungen zu treffen.

Kontrahentenrisiken

Im Kapitalmarkt- und Derivategeschäft werden Kontrahentenrisiken durch Limite verschiedener Hierarchiestufen (Globallimite, Einzellimit je Kontrahent u.a.) begrenzt. Die Limitausnutzungen werden täglich überwacht. Speziell auch die Limite der mark-to-market bewerteten Derivate werden tagesaktuell an

den Vorstand berichtet. Jede Limitüberschreitung um mehr als 10 % muss unverzüglich vom Vorstand genehmigt werden.

Marktrisiken

Unter Marktrisiken versteht man unerwartete Verluste, die der Bank für ihre Positionen durch Veränderungen von Preisen an Finanzmärkten entstehen können. Marktrisiken lassen sich differenzieren in Zinsänderungs-, Fremdwährungskursänderungs- und Aktienkursänderungsrisiken.

Zur Quantifizierung der für die WürttHyp relevanten Marktrisiken wird ein einheitlicher Value-at-Risk-Ansatz gewählt. Der Value-at-Risk quantifiziert den Verlust, der mit einer Wahrscheinlichkeit von 99 % nicht überschritten wird, wenn Marktpreisveränderungen während einer Haltedauer von zehn Handelstagen eintreten. In Backtests wird die Zuverlässigkeit der verwendeten Methoden überprüft. Regelmäßige Stress- und Worst-Case-Szenario-Rechnungen lassen Aussagen zur Höhe des negativsten Ergebnisses aus Marktpreisänderungen zu.

Zinsänderungsrisiken

Das für die WürttHyp bedeutendste Marktrisiko ist das Zinsänderungsrisiko. Dieses Risiko wird im Rahmen der Aktiv-Passiv-Steuerung täglich aus der Gesamtposition der Bank ermittelt und mit der Limitvorgabe verglichen. Das vom Vorstand und Aufsichtsrat genehmigte Limit darf nicht überschritten werden. Etwaige Verluste während des Jahres reduzieren unmittelbar die Limithöhe. Der Gesamtvorstand sowie der Bereich "Kapitalmarkt und Treasury" werden täglich über die Risikosituation und die Limitauslastung informiert. In den wöchentlich stattfindenden Vorstandssitzungen wird die Zinsänderungsrisikoposition eingehend diskutiert.

Risikokennziffer der BaFin

Wie alle Hypothekenbanken ist auch die WürttHyp angehalten, ihre Zinsänderungsrisiken monatlich an die BaFin zu melden. Für die Meldung an die Aufsichtsbehörde ist zu ermitteln, wie sich der Barwert der betrachteten Bankposition ändert, wenn sich die aktuelle Zinskurve parallel um 100 Basispunkte nach oben oder unten verschiebt. Die ermittelten Ergebnisveränderungen werden in das Verhältnis zum haftenden Eigenkapital nach § 10 KWG gesetzt. Der Jahresdurchschnittswert dieser Risikokennzahl für die Bank lag mit 1,7 % auch im Jahr 2002 deutlich unter dem definierten Schwellenwert von 10 %. Der Durchschnittswert für das erste Halbjahr 2003 lag bei 1,6 %. Dem internen Steuerungsmodell der Bank entsprechend gehen die zinslosen Mittel mit einer Ablauffiktion von einem bis zehn Jahren in die Berechnung der Risikokennzahl ein.

Fremdwährungs- und Aktienkursrisiken

Analog zum Zinsänderungsrisiko existieren auch für Fremdwährungskursrisiken Limitvorgaben. Wegen der hypothekenbankrechtlichen Beschränkungen von Aktienbesitz sind Aktienkursrisiken nicht von Bedeutung.

Liquiditätsrisiken

Oberstes Ziel eines jeden Liquiditätsmanagements ist das Sichern der jederzeitigen Zahlungsfähigkeit. Marktbestimmte Liquiditätsrisiken werden durch strikte Begrenzungen der zulässigen Märkte und Geschäfte gesteuert. Für die tägliche Liquiditätssteuerung hat die WürttHyp ausreichend Zugang zu kurzfristiger Liquidität im Geldmarkt mit einer Vielzahl bonitätsmäßig guter Banken und durch Teilnahme an den Geschäften zur Steuerung der Geldmenge im Rahmen des Systems der Europäischen Zentralbank ("EZB"). Ein zeitlich und sachlich differenziertes Liquiditätsplanungssystem verringert Liquiditätsrisiken. Die Anforderungen nach Grundsatz II des KWG werden voll erfüllt. Für Liquiditätsrisiken werden ebenfalls Stress- und Worst-Case-Szenarien ermittelt. Dabei wird unterstellt, dass offene Positionen bei einer für die WürttHyp negativen Marktentwicklung mehrere Tage nicht bzw. nur zu ungünstigen Konditionen geschlossen werden können.

Operationelle Risiken

Operationelle Risiken sind die Risiken unerwarteter Verluste oder Ertragseinbußen aus personellen Gründen, menschlichem Fehlverhalten, organisatorischen, technischen, absatz- und produktbezogenen Unzulänglichkeiten sowie aus Umwelt- und Umfeldeinflüssen.

Für die Vielfalt operationeller Risiken existieren umfassende Regelungen, die in alle Bereiche der Bank einwirken. Beispiele dafür sind Anweisungen zum Datenschutz und zur Datensicherheit, Richtlinien für den Brand- und den betrieblichen Katastrophenfall, Compliance-Regelungen und Regelungen zum Neuproduktentwicklungsprozess oder das betriebliche Notfallhandbuch mit klaren Vorschriften zum Management von Notfällen wie z.B. Feuer, Stromausfall oder Gebäudezerstörung.

Im Rahmen der durchgeführten Risikoinventur lag der Schwerpunkt auf den operationellen Risiken. Die Ergebnisse der Inventur zeigen, dass aufgrund der bestehenden Regelungen die Wahrscheinlichkeit des Eintritts der einzelnen operationellen Risiken als gering und auch deren Einfluss auf die Finanz-, Vermögens- und Ertragslage der Bank als moderat angesehen werden können. Um neben den Einschätzungen im Rahmen der Risikoinventur weitere Erkenntnisse zu den operationellen Risiken in der Bank zu erhalten, wird aktuell eine Schadensfalldatenbank aufgebaut.

Weitere wesentliche Risiken

Weitere wesentliche Risiken können z.B. darin bestehen, dass Vermögensgegenstände, die nicht der täglichen Bewertung unterliegen, deutlich an Wert verlieren. So bestehen beispielsweise Wertrisiken aufgrund des hinreichend hohen Marktwertes der Grundstücke und Gebäude im Eigentum der Bank. Diese werden nicht täglich, jedoch ihrem Risikogehalt entsprechend intensiv überwacht.

Weitere wesentliche Risikoarten sind Geschäftsrisiken und strategische Risiken. Geschäftsrisiken bezeichnen den Umstand eines starken und schnellen Rückgangs in den Geschäftsmöglichkeiten mit entsprechend rückläufigen Erträgen, der sich für die Bank existenzgefährdend auswirkt. Da die WürttHyp ihren Geschäftszweck im Bereich der langfristigen Finanzierung hat, sich der Ertrag (im Unterschied zu einem Handels- oder Industrieunternehmen) nicht aus dem Umsatz bzw. dem Neugeschäft, sondern bedeutend aus Zinserträgen des Darlehensbestandes ergibt, unterliegt sie nur in geringem Maße einem wie vorher definierten Geschäftsrisiko. In engem Zusammenhang damit stehen strategische Risiken. Sie können entstehen, wenn bedeutende und nachhaltige Veränderungen bezüglich der Marktstellung eingegangen werden. Im Rahmen der Neuorientierung zur Hypo Real Estate Group erfolgte keine weitere Anpassung der Strategie der WürttHyp.

Hypo Real Estate Bank AG

Risikosteuerungssystem

Die Entwicklung der gesamtwirtschaftlichen Lage im Allgemeinen und im Immobilienfinanzierungsgeschäft im Besonderen zeigte in 2002 die Notwendigkeit eines Systems zur Risikomessung und -steuerung. Wesentliche Bestandteile sind die von der Geschäftsleitung beschlossenen risikopolitischen Leitlinien und die risikobeschränkenden Vorgaben der Aufsichtsbehörden, die den Rahmen für das Risikocontrolling und das Risikomanagement bilden. Die Überwachung der Prozesse durch die unabhängige Revision ergänzt das Risikosteuerungssystem. Das System, die Prozesse und die relevante Infrastruktur sind im Risikohandbuch dokumentiert, welches auf Basis einer umfassenden Risikoinventur in 2002 für die HRE Bank neu erstellt wurde und seit Juni 2003 offiziell in Kraft getreten ist.

Aufgaben und Organisation

Der Bereich Risikocontrolling der HRE Bank ist dem Vorstand für Finanzen und Revision unterstellt. Die Hauptaufgaben sind neben der Umsetzung aller gesetzlichen und aufsichtsrechtlichen Vorgaben die unabhängige Identifikation, Messung, Analyse und Überwachung aller definierten Risiken. Mit dem Ausbau des unabhängigen Bereichs Risikocontrolling konnte in 2002 das Risikoüberwachungssystem deutlich verbessert werden.

Das Risikomanagement für die Schwerpunkte Adress- und Marktrisiko untersteht den Vorständen für Kreditrisikomanagement und Capital Markets. Die Hauptaufgaben sind aktives Gestalten der angestrebten Portfoliostruktur (in der Regel mit derivativen Instrumenten) und das Reagieren auf markt-, kunden- und objektbezogene Risikosignale. Die Vorgabe von Lending Policies, Limitstrukturen und Kompetenzordnungen durch den Vorstand bildet hierfür den Rahmen.

Die in 2002 neu aufgebaute Einheit Revision hat die Aufgabe, über regelmäßige Prüfungen aller Betriebs- und Geschäftsabläufe – bei besonders risikobehafteten Prozessen in jährlichem Abstand – präventiv Schaden für die HRE Bank zu vermeiden. Die Risikocontrolling-Prozesse, die Berichte sowie

die Zusammenarbeit mit dem Risikomanagement wurden in 2002 geprüft. In der Zeit vor 2002 waren die Aufgaben für alle drei Vorgängerinstitute von der Konzernrevision der HVB AG wahrgenommen worden.

Risikosteuerung als Bestandteil der Gesamtbanksteuerung

Die HRE Bank übernimmt mit ihrem Geschäft Risiken nur in einem definierten Umfang und unterlegt sie nach konzerneinheitlichen Regeln mit Kapital. Die Begrenzung erfolgt über die für die Geschäftsaktivitäten benötigten knappen Ressourcen Risikokapital und gebundenes Kernkapital (im Sinne des Grundsatz I zu § 10 KWG), die nach Renditegesichtspunkten eingesetzt werden. Das Risikokapital ist dabei eine virtuelle Größe, die – abgeleitet aus den einzelnen nachfolgend beschriebenen Risikomessungen nach dem Value-at-Risk-Ansatz – den maximalen Verlust der HRE Bank angibt, der zu 99 % bezogen auf ein Jahr nicht überschritten wird. In der Jahres- und Mehrjahresplanung wird über die geplante Geschäftsstruktur die voraussichtliche Inanspruchnahme der beiden Ressourcen ermittelt.

Als Maß für die Risikotragfähigkeit der HRE Bank dient die Risikodeckungsmasse, die sich aus den Eigenmitteln, den stillen Reserven sowie dem nachhaltig erzielbaren Jahresergebnis vor Steuern zusammensetzt. Die Belegung durch das verteilte Risikokapital betrug für die HRE Bank in 2002 wie im Vorjahr ca. 15 %. Die Risikostruktur hat sich aufgrund des unerwartet negativen wirtschaftlichen Umfeldes zu Lasten des Adressrisikos verschoben.

Messung und Steuerung der einzelnen Risikoarten

Die Risikomessung erfolgt für alle Risikoarten auf Basis des Hypo Real Estate Group Standards. Für das Liquiditätsrisiko, das zum Teil quantitativ im Marktrisiko abgebildet ist, wurden in 2002 Volumenlimite eingeführt. Das strategische Risiko wird qualitativ erfasst und gesteuert.

Adressrisiken

Adressrisiken in der HRE Bank lassen sich in Kredit-, Kontrahenten-, Emittenten- und Länderrisiken untergliedern.

Beim Hypothekendarlehensgeschäft beinhaltet das Adressrisiko neben dem Bonitätsrisiko vor allem auch das Besicherungsrisiko, das aus der möglichen Verschlechterung bestellter Sicherheiten besteht. Der Beleihungswert nach § 12 HypBankG für die als Sicherheit gestellten Immobilien wird von nach Regionen spezialisierten Gutachtern ermittelt, die organisatorisch von den kreditentscheidenden Einheiten getrennt eigenständig tätig sind.

Bei der Kreditrisikomessung wird zwischen dem erwarteten Verlust und dem Credit Value-at-Risk (bzw. unerwarteten Verlust) unterschieden. Die Summe bezeichnet dabei den maximalen Verlust, der innerhalb eines Jahres mit einer Wahrscheinlichkeit von 99 % nicht überschritten wird. Dieses Verlustpotenzial wird mit einem statistischen Modell auf Basis historischer Daten berechnet.

Das Adressrisiko im Derivategeschäft (Kontrahentenrisiko) bezieht sich ganz überwiegend auf Geschäfte mit OECD-Banken sehr guter Bonität. Als Maßstab für das Risiko werden mit 99 %iger Sicherheit die während der Restlaufzeit der Geschäfte maximal möglichen Marktwertverluste berechnet. Das Emittentenrisiko wird nach vergleichbaren Methoden wie das Kontrahentenrisiko ermittelt.

Entsprechend der regionalen Begrenzung des Geschäftes sowie aufgrund der Existenz werthaltiger Sicherheiten wird derzeit kein nennenswertes Länderrisiko ausgewiesen.

Die Überwachung und Steuerung der Adressrisiken basiert neben der Analyse eingetretener Risiken auf der fortlaufenden Messung der potenziellen Risiken. Die zuverlässige Bestimmung der Ausfallwahrscheinlichkeiten der Kunden und die Quantifizierung der Verwertungserlöse der Objektsicherheiten sind von zentraler Bedeutung. Bei den Bonitätsanalyseinstrumenten verfügt die HRE Bank über individuell auf spezielle Kundengruppen oder Finanzierungsformen zugeschnittene Ratingverfahren, deren Ergebnis jeweils die Zuordnung jedes Kunden zu einer Bonitätsklasse ist.

Die Trennschärfen dieser Ratingverfahren werden regelmäßig überprüft und mit statistischen Methoden auf Ausfallwahrscheinlichkeiten kalibriert. Zur Schätzung der Verwertungserlöse der Objektsicherheiten arbeitet die HRE Bank zusammen mit dem Verband der deutschen Hypothekenbanken weiter intensiv an der Sammlung und statistischen Auswertung entsprechender historischer Daten.

Im Jahr 2002 wurde ein Kreditportfoliomodell in Betrieb genommen. Über eine Monte-Carlo-Simulation werden zahlreiche makro- und mikroökonomische Szenarien generiert und im Hinblick auf mögliche Portfolioverluste ausgewertet. Das Portfoliomodell erlaubt durch die Berechnung des Credit Value-at-Risk besser als bisher die Analyse der Streuung des Kreditportfolios nach Objektsegmenten, Kundensparten, Bonitätsklassen, Ländern, Regionen und Laufzeiten. Es zeigt damit unter anderem die Entstehung von Klumpenrisiken auf und lässt Abweichungen von der angestrebten Portfoliostruktur frühzeitig erkennen. Diese Portfoliostruktur erreicht die HRE Bank neben der Syndizierung auch durch Verbriefungsmaßnahmen und Kreditderivate. Durch die MBS-Transaktionen NürnbergHyp 2001-1, HVB Real Estate Bank 2001-1 und Provide-Comfort-2002-1 wurde insgesamt ein Kreditvolumen von € 4,36 Mrd. abgesichert.

Marktrisiko

Bei der Betrachtung des Marktrisikos werden das gesamte Kreditgeschäft und alle eigenen Emissionen, die Wertpapiere des Anlage- und Liquiditätsvorsorgebestandes, die Geldhandelsgeschäfte sowie alle Geschäfte in Derivaten berücksichtigt. In die Betrachtung mit einbezogen werden auch Dispositionsannahmen für die Eigenmittel, sowie für die Wertberichtigungen auf Kredite und die Effekte außerordentlicher Tilgungen. Bei den daraus resultierenden Marktrisiken handelt es sich überwiegend um Zinsänderungsrisiken. Währungsrisiken werden bis auf Spitzenbeträge kursgesichert und liegen somit nur in geringfügiger Höhe vor. Aktien-, Rohwaren- und sonstige Preisrisiken werden von der HRE Bank nicht eingegangen.

Für die tägliche Quantifizierung des Marktrisikos wird ein in der Hypo Real Estate Group einheitlicher Value-at-Risk-Ansatz verwandt. Dieser orientiert sich an den Mindestanforderungen an das Betreiben von Handelsgeschäften der Kreditinstitute (MaH) und ermittelt einen potenziellen Verlust unter der Annahme einer Haltedauer der Position von zehn Tagen und einem Konfidenzniveau von 99 % auf einen Beobachtungszeitraum von 250 Arbeitstagen. Berücksichtigt werden sowohl eine mögliche Parallelverschiebung als auch eine eventuelle Drehung der €-Zinsstrukturkurve, da Zinsrisiken aktuell fast ausschließlich in dieser Währung vorliegen. Im Jahr 2003 wurde der Ansatz weiter verfeinert, so dass nun auch alle vorhandenen Währungen einzeln betrachtet werden können. Risiken aus Veränderungen von Bonitätsspreads sind aufgrund der Anlagestrategie der HRE Bank nur in unbedeutender Höhe vorhanden.

Das Risikomanagement erfolgt auf Basis der vom Risikocontrolling täglich ermittelten Marktrisikoposition durch einen Dispositionsausschuss, der monatlich tagt und sich intensiv mit der zukünftigen Zinsentwicklung auseinandersetzt. Das Gremium steuert die Aktiv-Passiv-Position im Rahmen des vom Gesamtvorstand vorgegebenen Risikolimits und setzt Vorgaben für die tägliche Positionierung in der Treasury.

Daneben wird ebenfalls die von der BaFin vorgegebene 10 %ige Eskalationsschwelle für das Marktrisiko im Verhältnis zum haftenden Eigenkapital (bei einer Parallelverschiebung der Zinsstrukturkurve um 100 Basispunkte) berücksichtigt. Diese aufsichtsrechtliche Kennzahl lag während des gesamten Jahres 2002 deutlich unter zehn Prozent, im ersten Halbjahr 2003 sogar deutlich unter 5 %.

Liquiditätsrisiko

Es werden das Liquiditätsrisiko, im Zeitpunkt der Fälligkeit einer Zahlungsverpflichtung nicht nachkommen zu können, sowie das Refinanzierungsrisiko, bei Bedarf keine ausreichende Liquidität zu den erwarteten Konditionen beschaffen zu können, unterschieden. Das oberste Ziel des Liquiditätsmanagements ist die Gewährleistung der jederzeitigen Zahlungsfähigkeit der HRE Bank. Dafür hat die Bank beschlossen, dass an den folgenden fünf Tagen die Liquiditätsposition zumindest ausgeglichen sein muss. Vor diesem Hintergrund wird die kurzfristige Liquiditätsposition täglich unabhängig bestimmt, wobei vorsichtshalber Abschläge bei liquiditätsbeschaffenden Maßnahmen angesetzt werden. Die Limiteinhaltung wird unabhängig vom Handel durch das Risikocontrolling überwacht und reportet.

Um darüber hinaus kurzfristige Refinanzierungsnotwendigkeiten frühzeitig erkennen zu können, wird eine auf 90 Tage ausgeweitete Liquiditätsvorausschau erstellt, die als Grundlage für die proaktive Liquiditätssteuerung dient. Zur Gestaltung der strukturellen, langfristigen Liquidität bedient sich die HRE Bank einer Kapitalablaufbilanz, die zusätzlich noch nach einzelnen Produktgruppen untergliedert ist und so auch eine Feinsteuerung nach Marktsegmenten erlaubt. Darauf aufbauend wird unter Berücksichtigung des geplanten Neugeschäfts ein jährlicher Fundingplan erstellt, verabschiedet und seine Umsetzung monatlich nachgehalten. Bei der Implementierung dieser umfangreichen Maßnahmen hat sich die HRE Bank eng an den Baseler Vorgaben zum Liquiditätsmanagement orientiert.

Im kurzfristigen Bereich verfügt die HRE Bank über ausreichenden Zugang zum Geldmarkt. Daneben hält die HRE Bank umfangreiche Liquiditätsvorsorgebestände, die im Rahmen der geldpolitischen Operationen des Systems der EZB eingesetzt werden bzw. in den Repo-Markt gegeben werden können. Die gute Liquiditätssituation zeigt sich auch an der relevanten Kennzahl nach Grundsatz II, die im Juni 2003 bei 2,18 lag und damit deutlich über dem vorgegebenen Mindestwert von eins.

Für mittel- und langfristige Refinanzierungen sind Jumbo-Pfandbriefe mit ihrer besonderen Bonität und Liquidität das wichtigste Refinanzierungsinstrument. Die Implementierung von Commercial Paper und Debt Issuance Programmen hat die HRE Bank in die Lage versetzt, am Markt noch schneller und flexibler reagieren zu können. Daneben plant die Bank, künftige Ausplatzierungsmaßnahmen als True Sale Transaktionen durchzuführen und damit langfristige Liquidität zu generieren.

Das Refinanzierungsrisiko spielte durch das Agieren in hochliquiden Märkten und Produkten keine nennenswerte Rolle. Für die zukünftige Liquiditätsbeschaffung wird das Rating der Bank von besonderer Bedeutung sein.

Operational Risk

Das Risikocontrolling der HRE Bank ist aktives Mitglied im Hypo Real Estate Group-weiten "Basel II Projekt" zur Umsetzung der noch nicht abschließend definierten Anforderungen. Ziel ist der Aufbau eines in sich geschlossenen Regelkreises der Risikoidentifikation und -bewertung, der Risikohandhabung und -überwachung. Die Voraussetzungen hierfür sind ein organisatorischer und risikopolitischer Rahmen für das Operational Risk Management, quantitative und qualitative Informationen zur Risikoidentifizierung und -bewertung und zur Überprüfung der Wirksamkeit der Risikohandhabungsmaßnahmen. Mit dem Aufbau einer Verlustdatenhistorie, dem Einsatz eines spezifischen Risk Assessment sowie der Erarbeitung des organisatorischen Rahmens hat die HRE Bank begonnen und damit die Basis für den weiteren Ausbau gelegt.

Die Risikoermittlung erfolgt über ein versicherungsmathematisches Modell, erstmals ergänzt um einen Qualitätsfaktor, der die Prozess- und Kontrollqualität der HRE Bank widerspiegelt. Erste Erfolge in 2002 spiegelten sich bereits in einem Rückgang des Risikokapitals um 14 % wider.

Nennenswerte Risiken im Bereich Operational Risk wie EDV-Ausfälle oder größere Verluste aufgrund von Prozessfehlern sind in 2002 sowie im ersten Halbjahr 2003 nicht aufgetreten.

Das Risikomanagement für Operational Risk erfolgt in allen Einheiten der HRE Bank über eine aktive Verbesserung der Prozess- und Kontrollqualität. In 2002 und im ersten Halbjahr 2003 sind der HRE Bank aus einer Vielzahl von Änderungen in Gesetzgebung und Rechtsprechung keine besonderen Risiken entstanden. Aktuelle Änderungen in Gesetzgebung und Rechtsprechung wurden – soweit erforderlich – jeweils zeitnah umgesetzt.

Geschäftsrisiko und Risiken aus bankeigenem Immobilien- und Beteiligungsbesitz

Unter Geschäftsrisiko versteht die HRE Bank die innerhalb des Konfidenzniveaus von 99 % maximal mögliche negative Abweichung des Jahresüberschusses vom erwarteten Wert innerhalb eines Jahres. Ursächlich hierfür sind unvorhergesehene Geschäftsvolumens- und/oder Margenrückgänge, bedingt durch verschlechterte Marktverhältnisse (wie beispielsweise durch den weiteren Einbruch der Baukonjunktur in 2002) oder unerwarteten Konkurrenzdruck. Die Risikomessung erfolgt einmal jährlich zur Planung auf Basis historischer Erlös- und Kostenvolatilitäten unter Berücksichtigung ihrer Korrelation. In 2002 erhöhte sich das Risikokapital für das Geschäftsrisiko der HRE Bank gegenüber dem Vorjahr – verursacht durch einen Volatilitätsanstieg – um ca. 18 %. Die HRE Bank begegnet diesem

Risiko durch Analyse des Kundenverhaltens, der Konkurrenz und des Verwaltungsaufwandes, eine entsprechende Ausrichtung der Vertriebsaktivitäten sowie ein konsequentes Kostenmanagement.

Das Risiko des bankeigenen Immobilienbestandes ist definiert als der potenzielle Verlust aus der Marktwertschwankung dieses Portfolios und wird ebenfalls nach einem Value-at-Risk-Ansatz ermittelt. Berechnungsgrundlage bilden die Marktwerte der Immobilien sowie die aus internen und externen historischen Daten erhobene regionalspezifische Marktwertschwankung. In die Risikoberechnung geht auch der Bestand der in Tochtergesellschaften ausgelagerten Immobilien (u.a. Rettungserwerbe) ein, so dass auch Portfolioeffekte aus der regionalen Verteilung Berücksichtigung finden.

Das Beteiligungsrisiko ist ebenfalls definiert als potenzieller Verlust aus Marktwertschwankungen des Beteiligungsbesitzes der HRE Bank. Neben der mittelbaren Beteiligung an der FGH Bank, deren Risiken analog der HRE Bank ermittelt werden, und der WestHyp sind keine bedeutenden Beteiligungen im Bestand. Das Risiko dieser kleinen Beteiligungen wird über einen pauschalen Ansatz durch die Verwendung von Volatilitäten aus Jahresdurchschnittskursen geeigneter Branchenindizes errechnet und ist vernachlässigbar gering. Das Management des bankeigenen Beteiligungsbesitzes obliegt dem Vorstand der HRE Bank. Der bankeigene Immobilienbesitz wurde auf die 94 %ige Tochtergesellschaft Ragnarök Vermögensverwaltungs KG übertragen. Das Management des bankeigenen Immobilienbesitzes obliegt der 100 %igen Tochtergesellschaft ImmoTrading GmbH.

Strategisches Risiko

Strategische Risiken sind die derzeit bedeutendsten Herausforderungen in einem ökonomischen Umfeld, das rasanten Veränderungsschüben unterworfen ist. Das Risiko der unzureichenden Einschätzung der Entwicklung des Marktes für professionelle Immobilienfinanzierung sowie interne Managementfehler in der Umsetzung (z.B. unattraktive Produkte oder unzureichendes Change Management) sind die grundlegenden Ursachen, die zu Unternehmenskrisen und Insolvenzen führen.

Strategische Risiken werden nicht durch quantitative Methoden erfasst; vielmehr versucht die HRE Bank sie durch intensive Beobachtung des nationalen und internationalen Umfeldes sowie einer ständigen Überprüfung der eigenen Stärken und Schwächen zu analysieren und die Ergebnisse in den laufenden Strategieprozess einfließen zu lassen. Im Management spielt dabei die Fähigkeit, innovativ und zeitnah auf strukturelle Veränderungen zu reagieren sowie die HRE Bank intern einem ständigen Benchmarking zu unterziehen, eine zentrale Rolle. Strikte Kostendisziplin und Effizienzsteigerung von Prozessen stehen auch in 2003 auf der Tagesordnung.

WestHyp

Sämtliche Risiken der WestHyp werden im Rahmen eines integrierten Risiko-Controllings überwacht. Dabei handelt es sich im Wesentlichen um Marktpreis-, Adress-, operationale und strategische Risiken. Der Vorstand wird täglich vom Controlling über sämtliche Marktpreisrisiken informiert und erhält zusätzlich einmal im Monat einen Risikobericht, der ihn in aggregierter Darstellung über sämtliche Risikoarten – insbesondere über Adress- und strategische Risiken – unterrichtet. Zusätzlich wurden im Geschäftsjahr 2002 mehrere Risikoworkshops unter Beteiligung des Vorstands sowie der Risikomanager und Controller durchgeführt: Das Schwerpunktthema 2002 bildeten die strategischen Geschäftsrisiken. Dabei wurde sehr intensiv über die Chancen und Risiken des neuen Geschäftsmodells und der damit verbundenen Schwerpunktverlagerung auf das strukturierte Kapitalmarktgeschäft diskutiert.

Mit den täglichen Risikomeldungen, dem monatlichen aggregierten Risikoreport und den mehrmals im Jahr stattfindenden Risikoworkshops erfüllt die WestHyp vollständig die Anforderungen des KonTraG.

Für das operative Risikocontrolling gelten analog die Ausführungen zur HRE Bank.

Hypo Real Estate Bank International

Risikobewusste Geschäftspolitik

Eine ausgefeilte Risikosteuerung gehört in verstärktem Maße zu den Schlüsselfaktoren für ein erfolgreiches Auftreten im Markt. Die zugrunde liegende konservative Risikopolitik ist transaktionsbezogen und Cashflow-orientiert. Auch um den vielfältigen Anforderungen nach stärkerer Transparenz in der

Immobilienwirtschaft Rechnung zu tragen, gehören eindeutige Chancen- und Risikoprofile von Märkten, Objekten, Mietern und Cashflows zu den zentralen Bestandteilen von Wirtschaftlichkeitsanalysen und Immobilienbewertungen.

In der Vergangenheit ist es im internationalen Geschäft gelungen, durch aktives Management das portfolioinhärente Risiko auf einem sehr geringen Niveau zu halten. Bester Beleg hierfür ist die Tatsache, dass international bisher keine nennenswerten Ausfälle zu verzeichnen waren.

Diese risikobewusste Geschäftspolitik wird sich in der Hypo International fortsetzen: Kennzeichnend für die Risikopolitik ist die Konzentration auf klar definierte Geschäftsfelder und Produkte mit attraktiver Risiko-Rendite-Relation sowie durch ein bewusstes Vermeiden einer Abhängigkeit vom Marktrisikoergebnis. Zudem werden Risiken durch die Diversifizierung des Finanzierungsneugeschäfts auf mehrere Länder und Sektoren sowie durch ein aktives Portfoliomanagement minimiert. Darüber hinaus werden Risiken durch Ausplatzierung begrenzt.

Zur Umsetzung der Risikopolitik wird in der Hypo International ein umfassendes Risikosteuerungssystem entwickelt, das auch die externen Anforderungen erfüllt. Mit diesem System werden Risiken frühzeitig erkannt, analysiert, überwacht und gesteuert.

Struktur und Aufgaben der Risikosteuerung

Die Risikosteuerung ist durch klar festgelegte Verantwortlichkeiten, eindeutige Kommunikationswege und vordefinierte Prozesse gekennzeichnet. Dies gewährleistet einerseits die effiziente Kommunikation der Erkenntnisse über bestehende Risiken und deren Handhabung sowie andererseits zweifelsfrei adressierbare Umsetzungs- und Konsequenzverantwortung.

Eine konsequente Funktionstrennung in Markt (Vertrieb) und Marktfolge gemäß den Mindestanforderungen an das Betreiben von Handelsgeschäften der Kreditinstitute (MaH) ist über alle Hierarchieebenen hinweg gesichert. So sind sowohl die zentrale Kreditabteilung als auch die internen Immobiliengutachter und das Qualitätsmanagement (verantwortlich für Portfoliomanagement, Design und Beachtung von Kreditprozessen) der Marktfolge zugeordnet.

Der Kreditprozess umfasst sowohl für Neugeschäft als auch für turnusmäßige Wiedervorlagen des Bestandsgeschäftes drei wesentliche Stufen:

- Krediterstbearbeitung auf lokaler Länderebene mit angemessener Markt- und Rechtskompetenz: detaillierte Transaktionsbeschreibung und -analyse, ausführliche Diskussion der identifizierten Risikofelder, Abgleich des Chancen-/Risikoprofils. Bei positiver Gesamtwürdigung Weitergabe an die zentrale Kreditabteilung mit übergeordneter Kompetenzfunktion.
- Zweitbearbeitung durch die zentrale Kreditabteilung: erneutes Einschätzen des Chancen-/Risikoprofils, Plausibilisieren der Angaben und Analysen und ggf. Korrektur, Ergänzen der Analyse um Risikofelder aus Gesamtportfolioaspekten. Bei positiver Gesamtwürdigung Weitergabe an das Kompetenzgremium.

  Die zentrale Kreditabteilung ist in drei Einheiten gegliedert, wovon jede mehrere klare Länderzuständigkeiten bündelt. Leitgedanke hierbei ist einerseits, bei Ländern mit beispielsweise sich ähnelndem Rechtsrahmen oder vergleichbaren Geschäftsansätzen Synergien in Form von Kompetenzzentren zu realisieren sowie andererseits in diesen Kompetenzzentren eine erhöhte Transparenz und Vergleichbarkeit von Länderrisiken zu ermöglichen.
- Kreditentscheidung unter Beachtung einer Gremienbesetzung, die sowohl Markt als auch Marktfolge berücksichtigt.

Die interne Revision und das institutionalisierte Risikocontrolling, die beide unmittelbar der Geschäftsleitung unterstellt sind, runden Aufbau- und Ablauforganisation ab, mit denen dem Umfang, der Komplexität und dem Risikogehalt der von der Hypo International betriebenen Geschäfte Rechnung getragen wird.

Für die operative Umsetzung der risikoorientierten Gesamtbanksteuerung gelten analog die konzernweit einheitlichen Methodenvorgaben, die in den Ausführungen zur WürttHyp und zur HRE Bank detailliert beschrieben sind. Lediglich die für deutsche Hypothekenbanken spezifischen Anforderungen der monatlichen Meldung der Zinsänderungsrisiken an die BaFin entfallen.

Grundbesitz

Die mehrheitlich zur Hypo Real Estate Group gehörenden Gesellschaften verfügten zum 30. Juni 2003 über einen bebauten Grundbesitz mit einer Gesamtgrundstücksfläche von ca. 387.400 qm (Gebäudenutzfläche: ca. 313.600 qm) und einen unbebauten Grundbesitz mit einer Gesamtgrundstücksfläche von ca. 345.000 qm (inklusive Rettungserwerbe). Der Grundbesitz besteht überwiegend aus Renditeobjekten. Ein kleiner Teil des Grundbesitzes wird von den Gesellschaften der Hypo Real Estate Group im Rahmen der eigenen Tätigkeit genutzt. Wesentliche Teile des Grundbesitzes werden durch zu diesem Zweck gegründete Grundstücksgesellschaften gehalten.

Mitarbeiter

Zum Zeitpunkt des Wirksamwerdens der Abspaltung wird die Hypo Real Estate Group (inklusive FGH Bank) voraussichtlich ca. 1.650 Mitarbeiter, davon ca. 1.300 oder ca. 80 % in Deutschland, beschäftigen. Der Großteil der deutschen Mitarbeiter der Hypo Real Estate Group fällt in den Anwendungsbereich von Tarifverträgen und ähnlichen Vereinbarungen. Diese gelten auch nach der Abspaltung fort.

Die Unternehmen der Hypo Real Estate Group werden nach der Abspaltung nicht mehr in den Rahmen- bzw. Gruppenverträgen der HVB Group bleiben. Die Hypo Real Estate Group beabsichtigt, mit den jeweiligen Partnern (z.B. Versicherungsunternehmen, HVB Pensionsfonds etc.) eigene Rahmenverträge zu schließen. Die für die derzeitigen Mitarbeiter bestehenden Pensionspläne und Altersversorgungsrichtlinien werden unverändert von der Hypo Real Estate Group übernommen.

Die Einführung von Mitarbeiterbeteiligungsprogrammen ist in der Hypo Real Estate Group derzeit nicht geplant. Teilweise halten Vorstandsmitglieder und Mitarbeiter einiger Hypo Real Estate Group-Unternehmen jedoch noch gesperrte Belegschaftsaktien oder Restricted Stocks der HVB AG.

In den letzten drei Jahren ist es an den Standorten der Hypo Real Estate Group zu keinen Arbeitsniederlegungen oder Streiks mit wesentlicher Ergebnisauswirkung infolge von Tarifverhandlungen oder aus sonstigen Gründen gekommen.

Die folgenden Tabellen zeigen die voraussichtliche Anzahl der Mitarbeiter der Hypo Real Estate Group im Zeitpunkt des Wirksamwerdens der Abspaltung sowie die durchschnittliche Anzahl der Mitarbeiter der Hypo Real Estate Group (ohne Auszubildende) nach Geschäftsbereichen für die jeweils zum 31. Dezember 2002, 2001 und 2000 endenden Geschäftsjahre:

Einheit	**Wirksamwerden der Abspaltung**
Hypo International	250
WürttHyp	177
Tariflich	108
Außertariflich	69
Hypo Deutschland (ohne FGH Bank)	1.042
Tariflich	615
Außertariflich	427
FGH Bank	153
Hypo Real Estate Holding	32
Gesamt	**1.654**

Einheit[1]	**2002**	**2001**	**2000**
WürttHyp	183	200	210
Tariflich	111	125	135
Außertariflich	72	75	75
Hypo Deutschland (ohne FGH Bank)	1.012	974	1.040
Tariflich	602	616	690
Außertariflich	410	358	350
FGH Bank	166	180	189
Gesamt	**1.361**	**1.354**	**1.439**

[1] Die Mitarbeiterzahlen der Hypo International für die Jahre 2000 bis 2002 sind aufgrund der vorgenommenen Umstrukturierungen nicht aussagekräftig.

Die von der Abspaltung betroffenen Arbeitnehmer sind in einzelnen Unternehmen beschäftigt, deren rechtliche Identität durch die Abspaltung unberührt bleibt. Ein Betriebsübergang gemäß § 613 a BGB findet somit nicht statt. Die Arbeitsverhältnisse, die mit den einzelnen Arbeitnehmern abgeschlossen sind, bestehen daher unverändert fort. Die Abspaltung hat auch keinen Einfluss auf den Kündigungsschutz der Arbeitnehmer.

Zum Teil werden Mitarbeiter auf einzelvertraglicher Grundlage aus der HVB AG in die Unternehmen der Hypo Real Estate Group wechseln. Dies betrifft auch Mitarbeiter an den internationalen Standorten. Die Personalplanung der WürttHyp ist durch die Abspaltung nicht tangiert, so dass keine wesentlichen Änderungen im Personalgerüst zu erwarten sind. Die Hypo Deutschland plant, in den nächsten Jahren ihren Personalbestand ungefähr zu halbieren.

Investitionen

Die nachfolgende Tabelle gibt einen Überblick über die von den zur Hypo Real Estate Group gehörenden Gesellschaften in den letzten drei Geschäftsjahren getätigten Investitionen:

Beschreibung der Investitionen	Geschäftsjahr zum 31. Dezember				
	2003 (ungeprüft)				
	geplant zweites Halbjahr	getätigt erstes Halbjahr	2002	2001	2000[2]
			(in €)		
Beteiligungen[1]	0,-	1.000.000,-	15.154.000,-	0,-	6,-
Immaterielle Vermögensgegenstände	6.000.000,-	1.000.000,-	28.000.000,-	18.000.000,-	0,-
Grundstücke und Gebäude	718,-	2.000.666,-	5.000.000,-	39.287.037,-	209.587.797,-
Betriebs- und Geschäftsausstattung	1.081.367,-	2.459.722,-	9.907.391,-	9.255.543,-	1.196.190,-
Gesamt	**7.082.085,-**	**6.460.388,-**	**58.061.391,-**	**66.542.580,-**	**210.783.993,-**

[1] Umfasst nicht die im Rahmen der Abspaltung und Neustrukturierung erfolgten konzerninternen Übertragungen von Beteiligungen

[2] Ohne HRE Bank wegen Verschmelzung im Jahr 2001

Für das laufende Geschäftsjahr 2003 sind Investitionen (ohne Finanzanlagen) in Höhe von ca. € 14 Mio. geplant. Hiervon wurden zum 30. Juni 2003 bereits ca. € 6 Mio. vorgenommen. Es ist geplant, ca. € 6 Mio. in immaterielle Vermögensgegenstände und ca. € 1 Mio. in Betriebs- und Geschäftsausstattung zu investieren. Von den geplanten Investitionen werden voraussichtlich ca. 90 % in Deutschland getätigt, die übrigen 10 % sollen außerhalb Deutschlands investiert werden. Es ist vorgesehen, die geplanten Investitionen zum größten Teil fremd zu finanzieren.

Rechtsstreitigkeiten

Spruchverfahren HRE Bank

Im Zusammenhang mit der Verschmelzung der Süddeutsche Bodencreditbank Aktiengesellschaft und der Nürnberger Hypothekenbank Aktiengesellschaft auf die Bayerische Handelsbank Aktiengesellschaft im Jahr 2001, die im Anschluss an die Verschmelzung in HVB Real Estate Bank Aktiengesellschaft umfirmiert wurde, sind seit Juli bzw. September 2001 mehrere Spruchverfahren anhängig, die seit dem 13. März 2002 zur gemeinsamen Entscheidung beim Landgericht München I, zu einem Verfahren verbunden worden sind. Diese Spruchverfahren sind von ehemaligen Aktionären der Süddeutsche Bodencreditbank Aktiengesellschaft und der Nürnberger Hypothekenbank Aktiengesellschaft eingeleitet worden, um eine Verbesserung des Umtauschverhältnisses hinsichtlich der von der Verschmelzung betroffenen Aktien zu ihren Gunsten zu erreichen. Bei Festsetzung eines günstigeren Umtauschverhältnisses durch das Gericht zugunsten der Antragsteller müsste ein Ausgleich durch bare Zuzahlung seitens der HRE Bank erfolgen.

Zum Zeitpunkt der Verschmelzung war auch die HVB AG Aktionärin der Süddeutsche Bodencreditbank Aktiengesellschaft sowie der Nürnberger Hypothekenbank Aktiengesellschaft. An der Süddeutsche Bodencreditbank Aktiengesellschaft war sie zum Zeitpunkt der Verschmelzung mit 55,19 % beteiligt, an der Nürnberger Hypothekenbank Aktiengesellschaft mit 85,78 %.

Zwar gehört die HVB AG nicht zu den Antragstellern dieser Spruchverfahren, ein Urteil in einem Spruchverfahren entfaltet jedoch rechtliche Wirkung gegenüber sämtlichen betroffenen Aktionären. Die HVB AG hat daher gegenüber der HRE Bank auf die Geltendmachung ihrer potenziellen Ansprüche

aus den Spruchverfahren im Hinblick auf die zum Zeitpunkt der Verschmelzung von ihr gehaltenen Aktien verzichtet. Offen ist, in welcher Höhe insgesamt aus dem Spruchverfahren nachträgliche Ausgleichszahlungen der HRE Bank an die ehemaligen Aktionäre der Süddeutsche Bodencreditbank Aktiengesellschaft bzw. Nürnberger Hypothekenbank Aktiengesellschaft drohen. Rückstellungen wurden lediglich hinsichtlich der Prozesskosten gebildet.

Squeeze-out HRE Bank

Die Hauptversammlung der HRE Bank hat auf Verlangen des Hauptaktionärs, der DIA GmbH, am 26. Mai 2003 beschlossen, die Aktien der Minderheitsaktionäre der HRE Bank gemäß dem Verfahren zum Ausschluss von Minderheitsaktionären (Squeeze-out) auf die DIA GmbH zu übertragen. Die Übertragung erfolgt nach diesem Beschluss gegen Gewährung einer Barabfindung durch die DIA GmbH i.H.v. € 21,- je auf den Inhaber lautenden Stückaktie der HRE Bank. Die Eintragung des Beschlusses in das für die HRE Bank geführte Handelsregister erfolgte am 3. September 2003. Damit sind alle Aktien der Minderheitsaktionäre auf die DIA GmbH übergegangen. Den Minderheitsaktionären wurde die Barabfindung am 17. September 2003 vergütet. Innerhalb einer Frist von drei Monaten ab Bekanntmachung der Eintragung des Squeeze-out in das Handelsregister können die betroffenen Aktionäre die Angemessenheit der Barabfindung gerichtlich in einem Spruchverfahren überprüfen lassen. Ein solches Verfahren ist bereits eingeleitet worden. Sollte ein Gericht rechtskräftig noch eine höhere Barabfindung festsetzen, wird eine entsprechende Ergänzung der Barabfindung allen Aktionären gewährt werden, deren Aktien durch den Übertragungsbeschluss auf die DIA GmbH übergegangen sind. Bei der HRE Bank wurden keine diesbezüglichen Rückstellungen gebildet.

Rechtsstreitigkeiten FGH Bank

Zwischen der FGH Bank und mehrerer ihrer Tochtergesellschaften auf der einen Seite und dem Staat Niederlande auf der anderen sind Rechtsstreitigkeiten bezüglich steuerrechtlicher Sachverhalte anhängig: Zum einen hat der Staat Niederlande die FGH Bank und weitere betroffene Unternehmen auf Zahlung wegen möglicher Verstöße gegen steuerrechtliche Vorschriften im Zusammenhang mit dem Verkauf mehrerer Gesellschaften verklagt. Zum anderen ist im Zusammenhang mit diesem Rechtsstreit zwischen der FGH Bank und dem Staat Niederlande ein Steuerstreitverfahren anhängig, dessen Gegenstand die steuerliche Geltendmachung von Rückstellungen für den vorgenannten Rechtsstreit ist. Im Falle des Unterliegens in beiden Rechtsstreitigkeiten rechnet die Gesellschaft mit einem finanziellen Gesamtrisiko von bis zu ca. € 100 Mio.

Die Muttergesellschaft des Verkäufers, der die FGH Bank im Jahre 1998 an die damalige Bayerische Vereinsbank AG verkauft hat, hat sich im Kaufvertrag von 1998 gegenüber der Käuferin verpflichtet, im Zusammenhang mit vorgenannten Rechtsstreitigkeiten bestimmte Ausgleichszahlungen für den Fall des Unterliegens zu leisten.

Im Jahre 2001 hat die HVB AG als Rechtsnachfolgerin der Bayerische Vereinsbank AG ihre Beteiligung an der FGH Bank auf die HRE Bank übertragen. Diese beabsichtigt, die FGH Bank nach der Abspaltung an die Rabobank zu veräußern. Für diesen Fall ist vorgesehen, eine Vereinbarung abzuschließen, wonach die Muttergesellschaft des damaligen Verkäufers künftig die Rabobank bzw. die FGH Bank von den entsprechenden Nachteilen aus den vorgenannten Rechtsstreitigkeiten freistellt. Sollte die FGH Bank nicht entsprechend dem Letter of Intent verkauft und die Anteile daher auch nicht wie vorgesehen an die Rabobank übertragen werden, könnte sich das Risiko des nachteiligen Ausgangs dieser Rechtsstreitigkeiten zu Lasten der Hypo Real Estate Group realisieren. Zwar hatte die Muttergesellschaft des damaligen Verkäufers der FGH Bank sich im Kaufvertrag von 1998 gegenüber der HVB AG vertraglich verpflichtet, die Nachteile der FGH Bank aus einem negativen Ausgang der vorgenannten Rechtsstreitigkeiten auszugleichen; die Muttergesellschaft des damaligen Verkäufers könnte die Abspaltung jedoch zum Anlass nehmen, ihre vertraglichen Verpflichtungen nicht oder nicht vollständig gegenüber der FGH Bank bzw. der HVB AG zu erfüllen. Der negative Ausgang der Rechtsstreitigkeiten könnte dann im Ergebnis von der FGH Bank bzw. der Hypo Real Estate Group zu tragen sein.

Darüber hinaus gibt es keine Gerichts- oder Schiedsverfahren, die einen erheblichen Einfluss auf die wirtschaftliche Lage der Gesellschaft haben könnten oder in den letzten zwei Geschäftsjahren gehabt haben.

Markenschutz und Patente

Die Wortmarke und die Wort-/Bildmarke "Hypo Real Estate" wurden in Deutschland und international zugunsten der HRE Bank zur Eintragung in das jeweilige Markenregister angemeldet. Die Eintragungen sind zum Teil bereits erfolgt bzw. baldmöglichst angestrebt. Damit die Hypo Real Estate Group die Namensbestandteile "Hypo", "Real Estate" oder "Hypo Real" führen kann, haben die HVB AG, die Hypo Real Estate Bank International, die HRE Bank und die Gesellschaft eine entsprechende Vereinbarung über die Koexistenz dieser Namensbestandteile geschlossen, die mit der Eintragung der Abspaltung im Handelsregister wirksam wird.

Weiterhin hat die HRE Bank einstweilige Verfügungen auf Unterlassung der Nutzung bestimmter Domain-Namen, die sie verwenden möchte, gegen den noch registrierten Inhaber erwirkt. Die HRE Bank ist bemüht, diese Domain-Namen auf sich registrieren zu lassen.

Die Gesellschaft verfügt derzeit über keine Patente und Patentanmeldungen. Sie ist nicht von einer bestimmten Marke (einschließlich der oben genannten) oder anderen geistigen Eigentumsrechten abhängig.

Versicherungen

Die Gesellschaften der Hypo Real Estate Group haben zur Absicherung bestimmter Risiken branchenübliche Versicherungen abgeschlossen. Nach Auffassung der Gesellschaft besteht für die Gesellschaften der Hypo Real Estate Group Versicherungsschutz in einem angemessenen Umfang.

AUFSICHTSRECHTLICHE RAHMENBEDINGUNGEN

Die Tätigkeit der wesentlichen operativen Tochterunternehmen der Gesellschaft, das Bank-, insbesondere das Hypothekenbankgeschäft, unterliegt einer staatlichen Aufsicht. Die genaue Ausgestaltung der Aufsicht ist von der Art des betriebenen Bankgeschäftes abhängig. Während ein deutsches Kreditinstitut aufgrund des in Deutschland geltenden Universalbankprinzips grundsätzlich alle möglichen Arten von Bankgeschäften betreiben und Finanzdienstleistungen erbringen kann, unterliegen bestimmte Arten von Spezialkreditinstituten zusätzlichen besonderen Vorschriften, die aber gleichzeitig das Betreiben spezieller Bankgeschäfte nur für diese Spezialkreditinstitute gestatten. So ist es zum Beispiel Hypothekenbanken gestattet, die als besonders sicher geltenden Pfandbriefe auszugeben. Eine derartige Form der Refinanzierung ist normalen Universalbanken, die keine Hypothekenbanken sind, verwehrt.

Nachfolgend werden einige der wesentlichen aufsichtsrechtlichen Aspekte beschrieben.

Aufsicht über Bankgeschäfte

Europäische Union

Die Aufsicht über Bankgeschäfte wird in der Europäischen Union von den Aufsichtsbehörden der jeweiligen Mitgliedstaaten ausgeübt. Durch EU-Richtlinien, die in den Mitgliedstaaten umgesetzt worden sind, wurden die nationalen Aufsichtsvorschriften jedoch harmonisiert. Diese Harmonisierung bezieht sich vor allem auf die Bedingungen für die Zulassung zum Geschäftsbetrieb, auf die Eigenkapitalanforderungen zur Sicherstellung ausreichender Solvenz für die Abdeckung von Adressenausfall- und Marktrisiken, auch auf konsolidierter Basis, auf die Anforderungen an die Geschäftsleitung und die Anteilsinhaber sowie auf die Durchsetzung der Dienstleistungsfreiheit in den Mitgliedstaaten. Auf diese Weise wird sicher gestellt, dass in einem EU-Mitgliedstaat zugelassene Banken auch in den anderen EU-Mitgliedstaaten Bankgeschäfte betreiben können. Das Hypothekenbankgeschäft ist nur in dem Rahmen europarechtlich reglementiert, soweit Hypothekenbanken den allgemeinen aufsichtsrechtlichen Regelungen unterworfen sind; besondere auf das Hypothekenbankgeschäft bezogene europarechtliche Regelungen existieren bisher nicht.

Deutschland

Bankgeschäfte

Die Anforderungen an das Betreiben von Bankgeschäften sind im KWG geregelt. Daneben gibt es weitere Spezialgesetze, die für besondere Arten des Bankgeschäfts weitergehende Regelungen enthalten. Hierzu gehört insbesondere das HypBankG, worauf im weiteren Verlauf gesondert eingegangen wird.

Das Betreiben von Bankgeschäften bedarf der Erlaubnis zum Geschäftsbetrieb. Zu den Bankgeschäften gehören unter anderem das Einlagen- und das Kreditgeschäft, das Depotgeschäft, das Giro- und das E-Geld-Geschäft sowie das Emissionsgeschäft. Unternehmen, die Bankgeschäfte betreiben, werden als Kreditinstitute bezeichnet. Obwohl das Hypothekenbankgeschäft speziell geregelt ist, sind Hypothekenbanken ebenfalls dem KWG unterliegende Kreditinstitute, die unter anderem das Einlagen- und das Kreditgeschäft betreiben und daher der Erlaubnis zum Geschäftsbetrieb bedürfen. Aufgrund von Übergangsvorschriften bedürfen Banken, die bereits vor der Normierung der Erlaubnispflichtigkeit Bankgeschäfte betrieben haben, keiner ausdrücklichen Erlaubnis zur Fortführung ihrer Bankgeschäfte; ihre Erlaubnis gilt insoweit als erteilt. Aus diesem Grund war für die WürttHyp, die HRE Bank und die WestHyp als deutsche Tochtergesellschaften der Hypo Real Estate Holding eine ausdrückliche Erlaubnis nicht erforderlich.

Aufsichtsbehörden

In Deutschland sind für die Bankenaufsicht die BaFin und die Deutsche Bundesbank zuständig.

Die BaFin wurde am 1. Mai 2002 als Nachfolgerin der früheren Bundesaufsichtsämter für das Kreditwesen ("BAKred"), für das Versicherungswesen und für den Wertpapierhandel als Bundesanstalt des öffentlichen Rechts, die zum Geschäftsbereich des Bundesfinanzministeriums gehört, errichtet. Die

BaFin hat die Aufgabe, die Einhaltung der aufsichtlichen Standards durch die aufsichtspflichtigen Unternehmen zu garantieren. Sie erteilt die Erlaubnis zum Geschäftsbetrieb und überwacht die Geschäftstätigkeit der beaufsichtigten Unternehmen. Daneben nimmt sie auch Aufgaben des Verbraucherschutzes wahr. Die BaFin kann auch Rechtsverordnungen auf Grundlage des KWG erlassen, um bestimmte Vorschriften näher auszuführen, wenn eine Verordnungsermächtigung für das Bundesministerium für Finanzen besteht und dieses die Ermächtigung auf die BaFin überträgt.

Im Rahmen der Bankenaufsicht arbeitet die BaFin mit der Deutschen Bundesbank zusammen. Die Deutsche Bundesbank hat vor allem die Aufgabe, die Einhaltung der für Banken vorgeschriebenen Finanzkennzahlen durch Sammeln und Analyse der periodischen und sonstigen Berichte der Banken zu überwachen. In der Regel muss die BaFin Verordnungen im Einvernehmen mit der Deutschen Bundesbank erlassen.

Anforderungen an die angemessene Eigenkapitalausstattung

Banken müssen im Interesse der Erfüllung ihrer Verpflichtungen gegenüber ihren Gläubigern angemessene Eigenmittel haben. Während das KWG selbst ausführlich bestimmt, welche Kapitalbestandteile in welchem Umfang zu den Eigenmitteln gezählt werden dürfen, ist im so genannten Grundsatz I geregelt, in welcher Höhe Eigenmittel vorhanden sein müssen. Grundsatz I ist derzeit eine Bekanntmachung des ehemaligen BAKred, in dem die Verwaltungsgrundsätze niedergelegt werden, nach denen bestimmt wird, ob Eigenmittel in angemessenem Umfang vorhanden sind. Der Inhalt richtet sich im Wesentlichen nach den Empfehlungen des Baseler Ausschusses für Bankenaufsicht über die Eigenmittelausstattung. Nach diesem Grundsatz I müssen Adressenausfall- und Marktrisiken mit Eigenmitteln unterlegt werden.

Die Eigenmittel einer Bank bestehen aus dem haftenden Eigenkapital und den Drittrangmitteln (Tier-III-Capital). Das haftende Eigenkapital wiederum setzt sich aus dem Kern- (Tier-I-Capital) und aus dem Ergänzungskapital (Tier-II-Capital) zusammen. Haftendes Eigenkapital darf sowohl zur Unterlegung von Adressenausfallrisiken als auch zur Unterlegung von Marktrisiken, Drittrangmittel dürfen im Wesentlichen nur zur Unterlegung von Marktrisiken verwendet werden. Die Unterscheidung zwischen Kern- und Ergänzungskapital sowie Drittrangmitteln bringt die unterschiedliche Eignung dieser Eigenmittelbestandteile als Verlustdeckungspotenzial zum Ausdruck. Das Kernkapital besitzt das größte Verlustdeckungspotenzial und kann daher ohne Einschränkung zur Unterlegung aller Risiken verwendet werden. Das Ergänzungskapital hingegen kann bei der Berechnung des haftenden Eigenkapitals nur bis zur Höhe des Kernkapitals berücksichtigt werden. Dabei darf das berücksichtigte Ergänzungskapital nur bis zu 50 % des Kernkapitals aus längerfristigen nachrangigen Verbindlichkeiten bestehen. Für die Abdeckung von Marktrisikopositionen darf die Summe der Drittrangmittel und des Anteils des Ergänzungskapitals, das nicht zur Deckung von Risikoaktiva (Risikoaktiva sind grundsätzlich Bilanzaktiva, außerbilanzielle Geschäfte, Swap- und Termingeschäfte sowie Optionsrechte) erforderlich ist, 250 % des Kernkapitals, das nicht zur Deckung von Risikoaktiva erforderlich ist, nicht übersteigen.

Das Kernkapital, das weitgehend dem bilanziellen Eigenkapital einer Bank entspricht, besteht bei einer Bank in der Rechtsform einer Aktiengesellschaft aus (i) dem eingezahlten Grundkapital ohne Vorzugsaktien, (ii) Kapitalrücklagen, (iii) Gewinnrücklagen, die in der Jahresabschlussbilanz der Bank ausgewiesen werden, (iv) Zwischengewinnen, die in den geprüften Zwischenabschlüssen ausgewiesen werden, soweit sie nicht für voraussichtliche Gewinnausschüttungen oder Steueraufwendungen gebunden sind, (v) den Sonderposten für allgemeine Bankrisiken nach § 340g Handelsgesetzbuch ("HGB"), (vi) im für so genannte innovative Kapitalinstrumente geltenden begrenzten Umfang den Vermögenseinlagen stiller Gesellschafter, wenn sie bestimmte im KWG genannte Voraussetzungen erfüllen, einschließlich der Nachrangigkeit in der Insolvenz des Kreditinstituts und einer Beteiligung an dessen Verlusten, und (vii) dem Bilanzgewinn, soweit seine Zuweisung zu den Rücklagen beschlossen ist. Bei der Berechnung des Kernkapitals sind Bilanzverluste, bestimmte immaterielle Vermögensgegenstände (einschließlich Unternehmenswert), bestimmte Gesellschafterkredite, die zu nicht marktgemäßen Bedingungen gewährt werden, und von der BaFin bestimmte Korrekturposten in Abzug zu bringen.

Unter dem Begriff des Ergänzungskapitals werden (i) Vorsorgereserven für allgemeine Bankrisiken nach § 340f HGB, wobei dieser Betrag 4 % des Gesamtbetrages des Buchwertes bestimmter Forderungen und Wertpapiere nicht übersteigen darf, (ii) Vorzugsaktien, (iii) Genussrechtsverbindlichkeiten,

die bestimmte im KWG genannte Bedingungen erfüllen, einschließlich der Nachrangigkeit in der Insolvenz des Kreditinstituts und einer Beteiligung an dessen Verlusten, (iv) längerfristige nachrangige Verbindlichkeiten mit einer Laufzeit von mindestens fünf Jahren, die bestimmte im KWG genannte Bedingungen erfüllen, einschließlich der Nachrangigkeit in der Insolvenz des Kreditinstituts, (v) bestimmte Neubewertungsreserven und (vi) Rücklagen nach § 6b Einkommensteuergesetz in Höhe von 45 %, wenn sie bestimmte im KWG genannte Voraussetzungen erfüllen, zusammengefasst. Auch für das Ergänzungskapital kann die BaFin den Abzug von Korrekturposten festsetzen. Das KWG schreibt weiterhin vor, dass bestimmte Beteiligungen an Kredit- und Finanzdienstleistungsinstituten sowie bestimmte andere Posten von der Summe des haftenden Eigenkapitals (Kern- und Ergänzungskapital) abgezogen werden.

Die Drittrangmittel bestehen aus (i) kurzfristigen nachrangigen Verbindlichkeiten mit einer Laufzeit von mindestens zwei Jahren, die bestimmte im KWG genannte Bedingungen erfüllen, und (ii) dem anteiligen Gewinn, der bei Glattstellung aller Handelsbuchpositionen entstünde, abzüglich aller vorhersehbaren Aufwendungen und Ausschüttungen sowie der bei einer Liquidation der Bank voraussichtlich entstehenden Verluste aus dem Anlagebuch.

Zur Absicherung des Adressenausfallrisikos darf das Verhältnis des haftenden Eigenkapitals eines Kreditinstituts zu seinen Risikoaktiva am Ende eines jeden Geschäftstages 8 % nicht unterschreiten. Dieses Verhältnis wird als Solvabilitätskoeffizient bezeichnet. Um den maßgeblichen Wert der Risikoaktiva zu berechnen, wird zunächst deren Bemessungsgrundlage ermittelt. Bei Bilanzaktiva entspricht die Bemessungsgrundlage im Wesentlichen deren Buchwert, wobei bestimmte Korrekturen vorgenommen werden. Weiterhin werden diese Risikoaktiva in sechs weitgefasste Kategorien relativer Kreditrisiken eingeteilt, denen abhängig von der abstrakten Bonität des Schuldners oder der Art der Sicherheit für ein Risikoaktivum jeweils ein Gewichtungssatz zugeteilt ist (0 %, 10 %, 20 %, 50 %, 70 % und 100 %; wobei die für Bauspardarlehen geltende 70 %-Gewichtung für die Hypo Real Estate Group praktisch bedeutungslos ist). Anschließend wird die Bemessungsgrundlage jedes Bilanzaktivums mit dem Gewichtungssatz multipliziert. Das Ergebnis ist der maßgebliche mit Eigenkapital zu unterlegende Anrechnungsbetrag. Bei außerbilanziellen Geschäften wie etwa Garantien und Akkreditiven wird nach Ermittlung der Bemessungsgrundlage deren Wert gemäß ihrer Risikoklassifizierung in Abhängigkeit von der Art des Instruments (20 %, 50 % und 100 %) reduziert. Im Fall von Swaps und anderen Finanzderivaten wird entsprechend der Marktbewertungs- oder der Laufzeitmethode ein so genannter Kreditäquivalenzbetrag ermittelt, da nach den deutschen Rechnungslegungsnormen des HGB dafür kein Buchwert existiert. Danach werden sie genau wie Bilanzaktiva den Kreditrisikokategorien zugeordnet und mit dem entsprechenden Gewichtungssatz multipliziert.

Darüber hinaus schreibt das KWG vor, dass Kreditinstitute auch Marktrisiken durch ausreichendes Kapital abdecken. Marktrisikopositionen setzen sich aus Währungsgesamt-, Rohwaren- und Handelsbuch-Risikopositionen zusammen. Zur Ermittlung der Handelsbuch-Risikopositionen ist die Unterscheidung zwischen Handelsgeschäften, die dem Handelsbuch der Bank zugeordnet werden, und Geschäften im Rahmen des gewerblichen Bankgeschäfts, die dem Anlagebuch einer Bank zugeordnet werden, von Bedeutung. Das Handelsbuch einer Bank besteht aus (i) Wertpapieren, Geldmarktinstrumenten, Devisen oder Rechnungseinheiten, Derivaten sowie handelbaren Forderungen und Anteilen, welche die Bank für den Wiederverkauf im Eigenbestand hält, oder die von der Bank übernommen werden, um bestehende oder erwartete Unterschiede zwischen den Kauf- und Verkaufspreisen oder Preis- und Zinsschwankungen kurzfristig für die Erzielung von Eigenhandelserfolg zu nutzen, (ii) Beständen und Geschäften zur Absicherung von Marktrisiken des Handelsbuchs und damit im Zusammenhang stehenden Refinanzierungsgeschäften, (iii) Aufgabegeschäften (die von der Hypo Real Estate Group nicht vorgenommen werden), (iv) Forderungen in Form von Gebühren, Provisionen, Zinsen, Dividenden und Einschüssen in unmittelbarer Verbindung mit Positionen des Handelsbuchs und (v) Pensions-, Darlehens- und vergleichbaren Geschäften aus Positionen des Handelsbuchs. Banken müssen Kriterien für die Einbeziehung von Geschäften in ihre Handelsbücher formulieren, die der BaFin und der Bundesbank mitgeteilt werden müssen. Das Anlagebuch einer Bank bilden alle Geschäfte, die nicht dem Handelsbuch zuzuordnen sind. Die Summe der Anrechnungsbeträge der Marktrisikopositionen und, unter bestimmten Voraussetzungen, der gesondert berechneten Optionsgeschäfte darf den um die Drittrangmittel vermehrten Differenzbetrag zwischen dem haftenden Eigenkapital und der in Höhe von 8 % berücksichtigten Summe der gewichteten Risikoaktiva täglich bei Geschäftsschluss nicht übersteigen. Für die Berechnung der Eigenmittelunterlegung für Marktrisiken kann eine Bank die im Grundsatz I vorgesehenen Standardverfahren oder mit Zustimmung der

BaFin geeignete eigene Risikomodelle verwenden. Im Rahmen der Berechnung der Handelsbuch-Risikopositionen wird zwischen Marktrisiken (Zinsänderungsrisiko und Aktienkursänderungsrisiko) und Adressenausfallrisiken des Handelsbuches unterschieden.

Die Regeln zur angemessenen Eigenkapitalausstattung müssen nicht nur vom Kreditinstitut und ihren Kreditinstituts-Tochtergesellschaften auf jeweils individueller Basis, sondern auch insgesamt von der Bankengruppe bzw. für den Fall, dass an der Gruppenspitze keine Bank, sondern eine Finanzholding-Gesellschaft steht, von der Finanzholding-Gruppe erfüllt werden. Die Gesellschaften der Hypo Real Estate Group bilden eine Finanzholding-Gruppe. Für die Eigenmittelausstattung der Finanzholding-Gruppe ist diejenige Bank im Sinne des KWG verantwortlich, die entweder aufgrund des KWG oder aufgrund der Bestimmung durch die BaFin zum übergeordneten Kreditinstitut der Gruppe bestimmt wurde. Die BaFin hat für die Hypo Real Estate Group die WürttHyp zum übergeordneten Institut bestimmt. Die WürttHyp darf zur Erfüllung ihrer diesbezüglichen Verpflichtung auf die gruppenangehörigen Unternehmen jedoch nur im Rahmen des allgemein geltenden Gesellschaftsrechts einwirken.

Eigenkapitalanforderungen nach Basel II

Da die derzeit bestehenden Eigenkapitalbestimmungen in Bezug auf die Anrechnungsbeträge von Adressenausfallrisiken nur ein sehr pauschales Verfahren bereitstellen, das die individuelle Bonität des Schuldners nicht berücksichtigt, hat der Baseler Ausschuss für Bankenaufsicht bei der Bank für Internationalen Zahlungsausgleich im Rahmen des Projektes "Basel II" neue Eigenmittelanforderungen, die den größten Teil dieses Projektes ausmachen, entwickelt, die bis zum Jahr 2006 in nationales Recht umgesetzt sein und ab dem Jahr 2007 Anwendung finden sollen. Diese neuen Eigenkapitalanforderungen sehen neben der neuen Berechnung der Anrechnungsbeträge für Risikoaktiva zur Unterlegung von Adressenausfallrisiken auch erstmals die Unterlegung operationeller Risiken mit Eigenkapital vor. In Bezug auf das Handelsbuch werden gewisse Änderungen gegenüber der bereits jetzt geltenden Rechtslage vorgeschlagen, die jedoch für die WürttHyp, die HRE Bank und die WestHyp, die sämtlich Nichthandelsbuchinstitute sind, nur eingeschränkte Bedeutung haben. Unverändert bleiben unter anderem die Definition der Eigenkapitalbestandteile, die Begrenzung der Anrechnung des Ergänzungskapitals auf 100 % des Betrages des Kernkapitals sowie in großem Umfang die Verfahren zur Berechnung der Anrechnungsbeträge für Marktrisiken.

Für die Ermittlung der Anrechnungsbeträge für Risikoaktiva sieht Basel II einen Standardansatz, der im Wesentlichen eine Verfeinerung des bereits bisher geltenden Verfahrens darstellt, und einen auf internen Ratings basierenden Ansatz, der sich wiederum in einen Basis- und in einen fortgeschrittenen Ansatz aufgliedert, vor. Bei diesem auf internen Ratings basierenden Ansatz sind für die Ermittlung des zu unterlegenden Risikobetrages die Risikokomponenten bzw. Parameter (i) Ausfallwahrscheinlichkeit des Schuldners, (ii) Verlustquote bei Ausfall des Schuldners, (iii) ausstehende Forderungen bei Ausfall des Schuldners und (iv) effektive Restlaufzeit von Bedeutung. Der fortgeschrittene Ansatz unterscheidet sich vom Basisansatz dadurch, dass die Banken beim Basisansatz lediglich für die Ermittlung der Ausfallwahrscheinlichkeit des Schuldners auf eigene Schätzungen, für die restlichen Größen jedoch auf aufsichtsrechtliche Vorgaben zurückgreifen. Im Gegensatz dazu müssen die Banken beim fortgeschrittenen Ansatz für die Ermittlung aller Risikokomponenten eigene Methoden entwickeln. Nur für die Ermittlung der effektiven Restlaufzeit sind jedoch besondere Regelungen vorgesehen. Zur Berechnung des jeweiligen Anrechnungsbetrages sind im Rahmen von Basel II Risikogewichtungsfunktionen vorgegeben, in die die vorstehend genannten Parameter eingehen. Der so ermittelte Betrag, multipliziert mit der von Basel II auch für die Zukunft vorgegebenen Eigenkapitalquote von 8 %, entspricht dem aufsichtsrechtlich geforderten Eigenkapital.

Die Hypo Real Estate Holding hat entschieden, für die zur Hypo Real Estate Group gehörenden Banken den auf internen Ratings basierenden fortgeschrittenen Ansatz zu wählen, der die unter Risikomessungsgesichtspunkten genaueste Bestimmung des Anrechnungsbetrages ermöglicht. Für die Ermittlung der Ausfallwahrscheinlichkeit des Schuldners werden Ratingverfahren gemeinsam mit externer Unterstützung entwickelt. Auf Ebene des Verbandes deutscher Hypothekenbanken wurde eine Methode zur Ermittlung des Verlustes bei Ausfall des Schuldners erarbeitet, die in den Banken der Hypo Real Estate Group Anwendung finden soll. Für die Ermittlung des ausstehenden Betrages bei Schuldnerausfall wird innerhalb der Hypo Real Estate Group ein Verfahren entwickelt. Die Hypo Real Estate Group erwartet, dass – nicht zuletzt aufgrund der Struktur des Hypothekenbankgeschäftes – die Eigenmittelanforderungen für das Adressenausfallrisiko sinken werden.

Zur Ermittlung der Kapitalanforderung bei operationellen Risiken sieht Basel II ebenfalls verschiedene Verfahren vor. Die Banken der Hypo Real Estate Group werden den in Basel II vorgesehenen so genannten Standardansatz verwenden. Dazu werden die Tätigkeiten der Banken in acht verschiedene Geschäftsfelder aufgeteilt, denen ein so genannter Beta-Faktor zugeordnet wird, der sich nach der Risikoträchtigkeit des jeweiligen Geschäftsfeldes richtet und aufsichtsrechtlich vorgegeben ist. Dieser Faktor wird mit dem durchschnittlichen jährlichen Bruttoertrag des entsprechenden Geschäftsfeldes multipliziert. Die jeweiligen Produkte aus Bruttoertrag und Beta-Faktor werden addiert und ergeben die Gesamtkapitalanforderung für das operationelle Risiko. Eine weitere Voraussetzung für die Anwendung des Standardansatzes ist für jede Bank die Existenz einer Schadensfalldatenbank, in der die aufgetretenen Schäden erfasst werden. Dementsprechend werden die Banken der Hypo Real Estate Group eine Schadensfalldatenbank einsetzen.

Liquiditätsanforderungen

Das KWG schreibt weiterhin vor, dass jedes Kreditinstitut seine Mittel so anzulegen hat, dass jederzeit eine ausreichende Zahlungsbereitschaft gewährleistet ist. Gemäß dem die Liquiditätsanforderungen näher erläuternden Grundsatz II müssen Banken am Ende eines jedes Kalendermonats eine Liquiditätskennzahl und drei Beobachtungskennzahlen berechnen. Jede dieser Kennzahlen ist der Quotient der verfügbaren Mittel zu den entsprechenden Zahlungsverpflichtungen für einen von vier kurzfristigen Zeiträumen von bis zu zwölf Monaten. Dabei darf die Liquiditätskennzahl, die den Zeitraum von täglich fällig bis zu einem Monat erfasst, nicht kleiner als eins sein.

Bestimmungen über die Kreditvergabe

Die Kreditvergabe der Kreditinstitute ist zur Vermeidung der Eingehung zu hoher Risiken sowie zur Vermeidung übermäßiger Risikokonzentration reglementiert. Dafür existieren Vorschriften quantitativer Art, welche an die Höhe von Krediten anknüpfen, sowie Vorschriften qualitativer Art, die die Art und Weise der Kreditvergabe regeln. Im Sinne der hierfür maßgeblichen Vorschriften umfasst die Definition des Kredits nicht nur Bankdarlehen im herkömmlichen Sinne, sondern alle Bilanzaktiva, Derivate (mit Ausnahme der Stillhalterpositionen von Optionsgeschäften) und dafür übernommene Gewährleistungen sowie andere außerbilanzielle Geschäfte, das heißt, alle Positionen und Geschäfte, die einem Adressenausfallrisiko unterliegen können. Die Definition des Kreditnehmers umfasst Kreditnehmereinheiten aus verbundenen natürlichen oder juristischen Personen oder Personenhandelsgesellschaften. Es bestehen Ausnahmen und Anrechnungserleichterungen für Großkredite, die den Regeln zur risikogewichteten angemessenen Eigenkapitalausstattung ähneln.

Die Vorschriften quantitativer Art sind die Vorschriften über Groß- und Millionenkredite. Der zulässige Umfang der Gewährung von Großkrediten wird vom Umfang der Eigenmittel des kreditgewährenden Instituts abhängig gemacht. Ein Großkredit besteht für ein Nichthandelsbuchinstitut, wenn seine Kredite an einen Kreditnehmer insgesamt 10 % seines haftenden Eigenkapitals erreichen oder übersteigen. Einen solchen Großkredit muss das Institut der Deutschen Bundesbank zu bestimmten Terminen jeweils für das vergangene Quartal anzeigen. Die Großkrediteinzelobergrenze beträgt 25 %, die Großkreditgesamtobergrenze das Achtfache des haftenden Eigenkapitals der Bank. Ohne Zustimmung der BaFin dürfen alle Kredite an einen Kreditnehmer zusammengerechnet die Großkreditgrenze und alle Großkredite zusammen die Großkreditgesamtobergrenze nicht überschreiten. Eine Überschreitung dieser Grenzen ist der BaFin, unabhängig davon, ob die BaFin die Zustimmung zur Überschreitung erteilt hat, und der Deutschen Bundesbank anzuzeigen. Soweit die Grenzen überschritten sind, muss der Überschreitungsbetrag mit haftendem Eigenkapital unterlegt werden. Werden beide Grenzen gleichzeitig überschritten, so ist nur der höhere der beiden Überschreitungsbeträge mit haftendem Eigenkapital zu unterlegen.

Die Bestimmungen des KWG, Großkredite zu beschränken, finden auch auf konsolidierter Basis einer Kreditinstituts- und einer Finanzholding-Gruppe Anwendung. Ob Unternehmen, die einer Gruppe angehören, insgesamt einen Großkredit gewährt haben oder die vorgenannten Obergrenzen einhalten, ist anhand einer Zusammenfassung ihrer Eigenmittel einschließlich der Anteile anderer Gesellschafter und der Kredite an einen Kreditnehmer festzustellen, wenn für eines der gruppenangehörigen Unternehmen die kreditnehmerbezogene Gesamtposition 5 % seines haftenden Eigenkapitals beträgt oder übersteigt. Da nach der Abspaltung nicht mehr die gesamten Eigenmittel der bisherigen HVB Group, sondern nur noch die Eigenmittel der neuen Hypo Real Estate Group für die Berechnung der Großkreditgrenzen auf Gruppenebene zusammengefasst werden können, werden sich in diesem Maße auch

die Großkreditgrenzen für die Hypo Real Estate Group verringern. Das kann dazu führen, dass Großkredite, die im Rahmen der HVB Group innerhalb der Großkreditgrenzen lagen, die für die Hypo Real Estate Group geltenden Grenzen überschreiten würden und daher für diese Fälle eine Einschränkung der Geschäftstätigkeit der Hypo Real Estate notwendig wird. Die Anzeigepflicht im Rahmen der konsolidierten Aufsicht nimmt wiederum die WürttHyp als übergeordnetes Institut wahr.

Millionenkredite, das sind Kredite mit einem Volumen ab € 1,5 Mio., müssen der Deutschen Bundesbank vierteljährlich angezeigt werden. Diese Vorschrift hat ihren Sinn darin, feststellen zu können, ob Kreditnehmer bei mehreren Banken Millionenkreditnehmer sind, um so das Adressenausfallrisiko dieser Kreditnehmer besser beurteilen zu können. Das spielt insbesondere dann eine Rolle, wenn Kreditnehmer beträchtliche Verschuldensvolumina aufbauen, ohne Großkreditnehmer zu sein. Aus diesem Grunde schreibt das Gesetz vor, dass die Deutsche Bundesbank die anzeigenden Unternehmen zu benachrichtigen hat, wenn sich ergibt, dass einem Kreditnehmer von mehreren Unternehmen Millionenkredite gewährt worden sind.

Zu den qualitativ orientierten Regelungen gehören die Bestimmungen über die so genannten Organkredite, wonach Kredite an bestimmte der kreditgewährenden Bank nahestehende natürliche oder juristische Personen nur unter besonderen Voraussetzungen, wie aufgrund eines grundsätzlich vorherigen einstimmigen Beschlusses sämtlicher Geschäftsleiter, der aktenkundig gemacht werden muss, und grundsätzlich auch nur zu marktmäßigen Bedingungen, gewährt werden dürfen. Für solche Organkredite kann die BaFin auch Obergrenzen anordnen. Ein ohne Beachtung dieser Vorschriften an eine natürliche Person gewährter Organkredit ist ohne Rücksicht auf entgegenstehende Vereinbarungen sofort zurückzuzahlen, wenn nicht sämtliche Geschäftsleiter sowie der Aufsichtsrat der Bank der Kreditgewährung nachträglich zustimmen. Für den Fall, dass entgegen der Vorschriften ein Organkredit gewährt wird, können die Geschäftsleiter bei schuldhaftem Handeln für den dadurch entstehenden Schaden haftbar gemacht werden.

Praktisch bedeutsam ist weiterhin die Vorschrift, dass ein Kredit von insgesamt mehr als € 250.000,- grundsätzlich nur dann gewährt werden darf, wenn sich die Bank die wirtschaftlichen Verhältnisse des Kreditnehmers offenlegen lässt. Hierzu hat sich das BAKred mehrfach geäußert, insbesondere in einem Rundschreiben aus dem Jahre 1998, in dem es einen Überblick über die grundsätzlichen Anforderungen an die Offenlegung der wirtschaftlichen Verhältnisse des Kreditnehmers gibt. In der Vergangenheit gab es bei der Einhaltung dieser Vorschriften insbesondere dann Schwierigkeiten, wenn Kreditnehmer der Aufforderung der Banken, ihre wirtschaftlichen Verhältnisse offenzulegen, nicht nachkamen. Für derartige Fälle verlangt die BaFin notfalls sogar die Kündigung eines laufenden Engagements.

Ende des Jahres 2002 hat die BaFin als Reaktion auf den steigenden Wertberichtigungsbedarf im Kreditgeschäft mit einem Rundschreiben Mindestanforderungen an das Kreditgeschäft der Kreditinstitute formuliert, die die Qualität der innerbetrieblichen Kreditprozesse verbessern sollen. Den MaK zufolge hat die Geschäftsleitung einer Bank unter Berücksichtigung der Risikotragfähigkeit der Bank, der geschäftspolitischen Ausgangssituation sowie der Einschätzung der mit dem Kreditgeschäft verbundenen Risiken eine Strategie für das Kreditgeschäft festzulegen. Die MaK stellen weiterhin Anforderungen an die Organisation des Kreditgeschäftes, wobei insbesondere auf die Trennung der Bereiche, die Geschäfte initiieren und bei den Kreditentscheidungen über ein Votum verfügen ("Markt"), und der Bereiche, die bei den Kreditentscheidungen über ein weiteres vom Markt unabhängiges Votum verfügen ("Marktfolge"), auch im Vertretungsfall Wert gelegt wird. Die unabhängige Überwachung der Risiken auf Portfolioebene sowie das unabhängige Berichtswesen sind den MaK zufolge außerhalb des Bereichs Markt wahrzunehmen. Des Weiteren werden Anforderungen an die Prozesse für die Kreditbearbeitung (Kreditgewährung und Kreditweiterbearbeitung), die Kreditbearbeitungskontrolle, die Intensivbetreuung, die Problemkreditbearbeitung und die Risikovorsorge gestellt. Den Banken wird die Einrichtung aussagekräftiger Risikoklassifizierungsverfahren vorgeschrieben. Schließlich haben Banken entsprechend der Art, dem Umfang, der Komplexität und dem Risikogehalt der Geschäfte Verfahren zur frühzeitigen Identifizierung von Risikopotenzialen im Kreditgeschäft (Verfahren zur Früherkennung von Risiken), zur Steuerung dieser Risiken (Kreditrisikomanagement) und zur Überwachung der Risiken aus dem Kreditgeschäft (Kreditrisikocontrolling) einzurichten. Zwar sind die MaK bereits mit ihrer Veröffentlichung im Jahre 2002 in Kraft getreten. Die Umsetzung der MaK erfolgt jedoch zweistufig: Bis zum 30. Juni 2004 sollen die Banken die MaK umgesetzt haben. Zur Anpassung der elektronischen Datenverarbeitung wird den Banken eine Frist bis Ende des Jahres 2005 gewährt.

Vor Ablauf dieser Fristen sind für den Fall, dass die jeweiligen Anforderungen nicht eingehalten werden, von der BaFin keine bankaufsichtlichen Maßnahmen zu befürchten.

Melde- und Anzeigepflichten

Um der BaFin und der Bundesbank die Überwachung der Befolgung des KWG und anderer maßgeblicher Vorschriften zu ermöglichen und Informationen über die finanzielle Situation von Kreditinstituten zu erlangen, verlangen die BaFin und die Bundesbank die regelmäßige Vorlage von Informationen.

Jedes Kreditinstitut muss bei der BaFin oder der Bundesbank bzw. bei beiden unter anderem folgende Informationen einreichen: (i) eine sofortige Mitteilung über bestimmte personelle oder organisatorische Veränderungen, den Erwerb oder die Veräußerung von 10 % oder mehr am Kapital oder der Stimmrechte eines anderen Unternehmens und bestimmte nachträgliche Änderungen und die Aufnahme oder Beendigung bestimmter bankfremder Aktivitäten, (ii) Monatsausweise bzw. monatliche Bilanzstatistiken, Jahresabschlüsse und Lageberichte sowie ggf. Konzernabschlüsse, (iii) den Erwerb oder die Veräußerung einer bedeutenden Beteiligung am meldepflichtigen Kreditinstitut selbst (eine solche besteht, wenn unmittelbar oder mittelbar über ein oder mehrere Tochterunternehmen oder ein gleichartiges Verhältnis oder im Zusammenwirken mit anderen Personen oder Unternehmen mindestens 10 % des Kapitals oder der Stimmrechte des Kreditinstituts im Eigen- oder Fremdinteresse gehalten werden oder wenn auf die Geschäftsführung des Instituts ein maßgeblicher Einfluss ausgeübt werden kann), oder eine Erhöhung oder Herabsetzung einer bedeutenden Beteiligung, die dazu führt, dass die Schwellenwerte von 20 %, 33 % oder 50 % der Stimmrechte oder des Kapitals erreicht oder überschritten werden, sowie die Tatsache, dass die Bank Tochtergesellschaft eines anderen Unternehmens wurde oder dies nicht mehr ist, sobald die Bank von der bevorstehenden Änderung dieser Beteiligungsverhältnisse Kenntnis erlangt, auf jährlicher Basis die Namen und Anschriften der Inhaber bedeutender Beteiligungen am Kreditinstitut und der ihr nachgeordneten Unternehmen mit Sitz im Ausland und die Höhe dieser Beteiligungen, (iv) monatlich die für die Überprüfung der angemessenen Eigenkapitalausstattung und ausreichenden Zahlungsbereitschaft erforderlichen Angaben und, wie erwähnt, (v) vierteljährliche Anzeigen der Kreditnehmer von Millionenkrediten.

Überwachungs- und Sanktionsmöglichkeiten

Um ihrer Pflicht zur Überwachung des Bankensektors nachzukommen, kann die BaFin Auskünfte über alle Geschäftsangelegenheiten und die Vorlage von Unterlagen verlangen. Sie kann, auch ohne besonderen Anlass, bei den Instituten Prüfungen vornehmen. Der Jahresabschluss einer Bank und der Prüfungsbericht des Abschlussprüfers müssen der BaFin und der Deutschen Bundesbank vorgelegt werden.

Wenn die BaFin Verstöße gegen die Vorschriften des KWG feststellt, kann sie auf die Geschäftsführung eines Kreditinstituts Einfluss nehmen. Wenn die Eigenmittel eines Instituts nicht ausreichen oder wenn die Liquiditätsanforderungen nicht erfüllt werden und das Institut den Mangel nicht innerhalb einer von der BaFin festgesetzten Frist behoben hat, kann die BaFin die Ausschüttung von Gewinnen und die Gewährung von Krediten untersagen oder beschränken. Diese Befugnisse hat die BaFin auch gegenüber dem übergeordneten Unternehmen einer Banken- bzw. Finanzholding-Gruppe, wenn die konsolidierten Eigenmittel der gruppenangehörigen Unternehmen nicht den gesetzlichen Vorschriften entsprechen.

Wenn bei einem Kreditinstitut Gefahr besteht, dass es seine Verpflichtungen gegenüber seinen Gläubigern nicht mehr erfüllen kann, kann die BaFin Maßnahmen zur Abwendung dieser Gefahr treffen. In diesem Zusammenhang darf sie insbesondere: (i) Anweisungen für die Geschäftsführung des Instituts erlassen, (ii) die Annahme von Einlagen und die Gewährung von Krediten verbieten, (iii) der Geschäftsleitung die Ausübung ihrer Tätigkeit untersagen oder beschränken und (iv) Aufsichtspersonen bestellen. Um eine Insolvenz eines Instituts zu vermeiden, ist die BaFin ermächtigt, vorübergehend (i) ein Veräußerungs- und Zahlungsverbot zu erlassen, (ii) die Schließung des Instituts für den Kundenverkehr anzuordnen und (iii) die Entgegennahme von Zahlungen, die nicht zur Tilgung der Schulden gegenüber dem Institut bestimmt sind, zu verbieten. Schließlich kann die Erlaubnis zum Geschäftsbetrieb aufgehoben werden, insbesondere dann, wenn eine Gefahr für die Erfüllung der Verpflichtungen des Kreditinstituts gegenüber seinen Gläubigern besteht und die Gefahr nicht durch eine andere Maßnahme abgewendet werden kann. Darüber hinaus können Verletzungen des KWG Bußgelder und strafrechtliche Sanktionen nach sich ziehen.

Einlagenschutz

Gemäß dem Einlagensicherungs- und Anlegerentschädigungsgesetz ("ESAEG") hat der Bundesverband Deutscher Banken, die Vereinigung der deutschen privaten Geschäftsbanken, eine Gesellschaft mit dem Namen "Entschädigungseinrichtung deutscher Banken GmbH" gegründet, um die Einlagensicherung für die deutschen privaten Geschäftsbanken vorzunehmen und sicherzustellen. Das ESAEG sieht vor, dass die Einlagen eines einzelnen Einlegers bei einer bestimmten Bank und Ansprüche aus Wertpapiergeschäften eines Kunden bei einer bestimmten Bank jeweils in Höhe von bis zu 90 % des Gesamtbetrags, jedoch jeweils höchstens bis zu € 20.000,-, gesichert sein müssen. Bestimmte, im ESAEG näher bezeichnete Gläubiger haben keinen Entschädigungsanspruch. Dazu gehören insbesondere andere Banken, Versicherungsunternehmen, der Fiskus und mit der Bank verbundene Unternehmen und Personen. Die Einlagengarantien werden durch Beiträge der privaten Geschäftsbanken an die Entschädigungseinrichtung finanziert. WürttHyp, HRE Bank und WestHyp gehören dieser Entschädigungseinrichtung an.

Darüber hinaus hat der Bankensektor freiwillig verschiedene Sicherungsfonds zum Schutz von Einlegern errichtet. Die meisten privaten Geschäftsbanken, einschließlich der WürttHyp, der HRE Bank und der WestHyp, wirken beim Einlagensicherungsfonds des Bundesverbandes deutscher Banken mit, der grundsätzlich die nicht durch gesetzlich vorgeschriebene Sicherungseinrichtungen gedeckten Verbindlichkeiten gegenüber Gläubigern bis zu einem bestimmten Betrag absichert. Beispielsweise wird bei der HRE Bank ein Refinanzierungsvolumen in Höhe von ca. € 7,7 Mrd. in Form von Schuldscheindarlehen durch diesen Einlagensicherungsfonds gesichert. Verbindlichkeiten gegenüber anderen Banken und weiteren im Statut des Einlagensicherungsfonds näher bezeichneten Personen sind, ähnlich wie bei der gesetzlichen Entschädigungseinrichtung, nicht gesichert. Das Statut enthält auch gewisse Einschränkungen, die sich nicht auf bestimmte Gläubiger, sondern auf bestimmte Arten von Verbindlichkeiten beziehen. Die Mitglieder sind verpflichtet, dem Bundesverband Deutscher Banken und dem Prüfungsverband deutscher Banken e.V. bestimmte Informationen zur Verfügung zu stellen. Dieser Prüfungsverband führt eigene Überprüfungen von Banken durch, um das Risiko von Ausfällen im Rahmen des Einlagenschutzsystems zu reduzieren.

Hypothekenbanken

In Deutschland findet auf Hypothekenbanken wie die WürttHyp, die HRE Bank und die WestHyp neben dem KWG auch das HypBankG als Spezialgesetz Anwendung. Hypothekenbanken sind danach privatrechtliche Kreditinstitute, deren Geschäftsbetrieb zum einen darauf gerichtet ist, inländische Grundstücke zu beleihen und aufgrund der erworbenen Hypotheken Hypothekenpfandbriefe auszugeben (wobei Grundschulden Hypotheken gleichstehen), sowie zum anderen Darlehen an inländische Körperschaften und Anstalten des öffentlichen Rechts oder gegen Übernahme der vollen Gewährleistung durch eine solche Körperschaft oder Anstalt zu gewähren (Kommunaldarlehen) und aufgrund der erworbenen Forderungen Kommunalschuldverschreibungen, die auch als Öffentliche Pfandbriefe bezeichnet werden dürfen, auszugeben. Ein Hypothekendarlehen ist ein Darlehen, dessen Rückzahlung durch die Beleihung eines Grundstückes mit einem Grundpfandrecht gesichert ist. Es handelt sich in der Regel um ein langfristiges Darlehen. Die von einer Hypothekenbank an die öffentliche Hand ausgegebenen Kommunaldarlehen werden auch als unmittelbare Staatskredite bezeichnet, im Gegensatz zum mittelbaren Staatskredit, der den Erwerb von öffentlichen Schuldverschreibungen am Markt bezeichnet.

Die von Hypothekenbanken zur Refinanzierung der Hypotheken- und Kommunaldarlehen emittierten Pfandbriefe zeichnen sich durch ihre besonders hohe Sicherheit aus, die vom HypBankG auf dreifache Weise gewährleistet werden soll: (i) durch die Beschränkung des Geschäftskreises der Hypothekenbank, (ii) durch Vorschriften über die Deckung der Pfandbriefe durch besondere Vermögenswerte und über Umlaufgrenzen sowie (iii) durch die gesonderte Behandlung der Pfandbriefgläubiger in der Insolvenz der Hypothekenbank.

Die Beschränkung des Geschäftskreises der Hypothekenbank erfolgt in der Weise, dass eine Hypothekenbank neben den oben genannten Hauptgeschäften nur bestimmte im HypBankG explizit aufgeführte weitere Geschäfte betreiben darf, von denen die meisten als Hilfs- oder Nebengeschäfte zu qualifizieren sind. Auf diese Weise können Hypothekenbanken risikotragende Geschäfte nicht oder nur in einem begrenzten Umfang vornehmen. Zu diesen zulässigen Geschäften gehören unter anderem (i) die Darlehensgewährung an einen anderen Mitgliedstaat der Europäischen Union oder bestimmte andere Staaten oder unter bestimmten Voraussetzungen an Regionalregierungen und

örtliche Gebietskörperschaften der genannten Staaten sowie die Ausgabe von Kommunalschuldverschreibungen aufgrund der erworbenen Forderungen, (ii) die Beleihung von Grundstücken in Deutschland oder bestimmten anderen europäischen Staaten über die für die Bedeckung von Hypothekenpfandbriefen geltenden Grenzen hinaus, (iii) die Beleihung in bestimmten europäischen Staaten belegener Grundstücke und die Ausgabe von Hypothekenpfandbriefen aufgrund der erworbenen Hypotheken, (iv) der An- und der Verkauf von Wertpapieren im eigenen Namen für fremde Rechnung, (v) zur Gewährung von Hypotheken- und Kommunaldarlehen die Annahme fremder Gelder als verzinsliche oder unverzinsliche Einlagen, die Aufnahme von Darlehen und die Bestellung von Sicherheiten für diese Darlehen sowie die Ausgabe von Schuldverschreibungen ohne die für Hypothekenpfandbriefe oder Kommunalschuldverschreibungen vorgeschriebene Deckung; dies dient vor allem der Refinanzierung von Zwischenkrediten, (vi) unter bestimmten Voraussetzungen der Abschluss von Geschäften über bestimmte im KWG definierte Derivate, (vii) die Verwahrung und Verwaltung von Wertpapieren für andere, (viii) die Verwaltung, die Vermittlung oder im eigenen oder fremden Namen und für Rechnung Dritter die Bewilligung hypothekarischer Darlehen oder Kommunaldarlehen Dritter, (ix) der Nachweis der Gelegenheit zum Abschluss von Verträgen über den Erwerb, die Veräußerung oder die Nutzung von Grundstücken und Räumen, (x) Wertermittlungen und Standortanalysen sowie Vermögens- und Finanzierungsberatungen, (xi) die Besorgung der Einziehung von Wechseln, Anweisungen und ähnlichen Papieren, (xii) unter gewissen Voraussetzungen die Beteiligung an Unternehmen; der Gesamtbetrag dieser Beteiligungen darf 20 % des haftenden Eigenkapitals nicht übersteigen. Die auf das Jahr 1869 zurückgehende HRE Bank, die unter dem Namen "Bayerische Handelsbank" als Geschäftsbank gegründet wurde und seit dem Jahr 1871 eine Hypothekenabteilung betreibt, darf als gemischte Hypothekenbank die bis zum 1. Mai 1898 satzungsgemäß betriebenen Geschäfte, die über die dargestellte Beschränkung des Geschäftskreises hinausgehen, auch nach diesem Zeitpunkt weiter betreiben.

Des Weiteren darf verfügbares Geld nur auf bestimmte im HypBankG näher geregelte Weise nutzbar gemacht werden: (i) durch Anlegung bei geeigneten Kreditinstituten, (ii) durch Auszahlung eines hypothekarischen Darlehens vor der grundpfandrechtlichen Sicherstellung der Hypothekenbank, wenn bis zu dieser Sicherstellung ein geeignetes Kreditinstitut die volle Gewährleistung für das Darlehen übernimmt, (iii) durch Ankauf der eigenen Hypothekenpfandbriefe und Kommunalschuldverschreibungen, (iv) unter bestimmten Voraussetzungen durch Ankauf von (a) Wechseln und Schecks, (b) Schuldverschreibungen, Schuldbuchforderungen, Schatzwechseln und Schatzanweisungen, deren Schuldner der Bund, ein Sondervermögen des Bundes, ein Land, die Europäischen Gemeinschaften, bestimmte weitere Staaten oder Banken sind (dies wird als mittelbarer Staatskredit bezeichnet), (c) Schuldverschreibungen, für deren Verzinsung und Rückzahlung eine der unter (b) bezeichneten Stellen die Gewährleistung übernommen hat, und (d) anderen Schuldverschreibungen, die in bestimmten europäischen Staaten zum Handel an einem organisierten Markt im Sinne des § 2 Abs. 5 Wertpapierhandelsgesetz ("WpHG") zugelassen sind, (v) durch Beleihung von Wertpapieren nach einer von der Hypothekenbank aufzustellenden Anweisung, (vi) unter bestimmten Voraussetzungen durch Anlegung in Investmentanteilen an einem nach dem Grundsatz der Risikomischung angelegten Vermögen. Schließlich ist der Erwerb von Grundstücken nur zur Verhütung von Verlusten an Hypotheken und zur Beschaffung von Geschäftsräumen sowie von Wohnräumen für Betriebsangehörige der Hypothekenbanken gestattet.

Zur Sicherheit der Pfandbriefe bestehen weiterhin besondere Vorschriften über die Bedeckung der Pfandbriefe mit bestimmten Vermögenswerten (Deckungsmasse) und über die so genannte Umlaufgrenze. Der Gesamtbetrag der im Umlauf befindlichen Hypotheken- bzw. Öffentlichen Pfandbriefe muss in Höhe des Nennwertes jederzeit durch Hypotheken bzw. Kommunaldarlehen von mindestens gleicher Höhe und mindestens gleichem Zinsertrag gedeckt sein (so genannte ordentliche Deckung). Zusätzlich muss seit dem In-Kraft-Treten des 4. Finanzmarktförderungsgesetzes im Juli 2002 die jederzeitige barwertige Deckung der Pfandbriefe sichergestellt sein. Hypothekenpfandbriefe dürfen nur durch Hypothekendarlehen abgesichert werden, die höchstens 60 % des nach den Vorschriften des HypBankG ermittelten Grundstückswertes, des so genannten Beleihungswertes, abdecken. Für die Ermittlung des Beleihungswertes muss eine Hypothekenbank eine Wertermittlungsanweisung erlassen, die von der BaFin genehmigt werden muss. Bei der Feststellung des Beleihungswertes dürfen nur die dauernden Eigenschaften des Grundstücks sowie der Ertrag, den das Grundstück bei ordnungsgemäßer Wirtschaft jedem Besitzer nachhaltig gewähren kann, berücksichtigt werden. Weiterhin darf der Anteil von Hypotheken an Bauplätzen und nicht fertig gestellten Neubauten am Gesamtbetrag des zur Deckung der Hypothekenpfandbriefe benutzten Hypotheken insgesamt 10 % des Gesamtbetrags der zur Deckung der Hypothekenpfandbriefe benutzten Hypotheken sowie das

Doppelte des haftenden Eigenkapitals nicht überschreiten. Seit dem In-Kraft-Treten des 4. Finanzmarktförderungsgesetzes dürfen unter bestimmten Voraussetzungen Ansprüche aus Zins- und Währungsswaps und aus anderen Derivaten, über die eine Hypothekenbank Geschäfte abschließen darf, als ordentliche Deckung verwendet werden, sofern sichergestellt ist, dass die Ansprüche der Hypothekenbank aus den Derivaten im Falle der Insolvenz der Hypothekenbank oder der anderen Deckungsmasse nicht beeinträchtigt werden können. Der auf Grundlage der Barwerte berechnete Anteil dieser Ansprüche aus Derivaten darf 12 % des Gesamtbetrages der Deckungswerte nicht überschreiten. Die ordentliche Deckung kann teilweise durch eine so genannte Ersatzdeckung ersetzt werden. Als Ersatzdeckungswerte kommen für Hypothekenpfandbriefe und für Kommunalschuldverschreibungen Guthaben bei der Deutschen Bundesbank und bei geeigneten Kreditinstituten, für Hypothekenpfandbriefe darüber hinaus auch Schuldverschreibungen, Schuldbuchforderungen, Schatzwechsel und Schatzanweisungen, deren Schuldner der Bund, ein Sondervermögen des Bundes, ein Land, die Europäischen Gemeinschaften, bestimmte weitere Staaten oder Banken sind, und Schuldverschreibungen, für deren Verzinsung und Rückzahlung eine von derartigen Stellen die Gewährleistung übernommen hat, in Frage. Die Ersatzdeckung darf 10 % des Gesamtbetrages der im Umlauf befindlichen Hypothekenpfandbriefe und Kommunalschuldverschreibungen nicht übersteigen. Soweit ein Grundstück über die 60 %-Grenze hinaus beliehen wird, darf dieser Teil der Hypothek nicht zur Deckung von Hypothekenpfandbriefen verwendet werden; der Gesamtbetrag aller durch Hypotheken gesicherter Forderungen, die wegen Überschreitung der 60 %-Grenze des Verkaufswertes des Grundstücks nicht als Deckung für Schuldverschreibungen benutzt werden dürfen, darf 20 % des Gesamtbetrages der hypothekarischen Beleihungen nicht übersteigen; bei dieser Berechnung bleiben Forderungen unberücksichtigt, soweit für diese ausreichende andere Sicherheiten bestehen. Für Hypothekenpfandbriefe und Kommunalobligationen werden jeweils getrennte Deckungsmassen gebildet, die in ein Hypotheken- bzw. in ein Deckungsregister eingetragen und von einem von der BaFin bestellten Treuhänder überwacht werden. Darüber hinaus hat eine Hypothekenbank die so genannte Umlaufgrenze zu beachten. Danach darf der Gesamtbetrag der im Umlauf befindlichen Hypothekenpfandbriefe und Kommunalschuldverschreibungen einer Hypothekenbank den sechzigfachen Betrag des haftenden Eigenkapitals nicht übersteigen. Für gemischte Hypothekenbanken wie die HRE Bank gilt als Umlaufgrenze der achtundvierzigfache Betrag des haftenden Eigenkapitals. Diese Regelung über die Umlaufgrenze besteht neben den Anforderungen des KWG an die angemessene Eigenmittelausstattung. Die Sicherheit von Kommunaldarlehen beruht auf dem Vermögen und dem Steueraufkommen der öffentlichen Hand, so dass für diese Darlehen keine weitere Stellung von Sicherheiten notwendig ist.

Schließlich wird die große Sicherheit von Pfandbriefen auch durch besondere Regelungen für die Insolvenz einer Hypothekenbank gewährleistet. Die im Hypothekenregister und im Deckungsregister eingetragenen Werte gehören zwar zum Vermögen der Hypothekenbank, fallen jedoch bei der Eröffnung eines Insolvenzverfahrens über das Vermögen der Hypothekenbank nicht in die Insolvenzmasse. Nur soweit diese Werte nicht zur Befriedigung der Pfandbriefgläubiger notwendig sind, können sie vom Insolvenzverwalter zur Insolvenzmasse gezogen werden. Ist die Deckungsmasse zahlungsunfähig oder überschuldet, so findet auf Antrag der BaFin über sie ein gesondertes Insolvenzverfahren statt. Entsteht einem Pfandbriefgläubiger in diesem Verfahren ein Ausfall, so ist er berechtigt, diesen in dem Insolvenzverfahren über das sonstige Vermögen der Hypothekenbank geltend zu machen.

Die Bundesregierung hat im Sommer 2003 einen Gesetzesentwurf vorgelegt, mit dem unter anderem eine Neuregelung der die Insolvenz einer Hypothekenbank betreffenden Vorschriften geplant ist. Damit soll auf die Schaffung neuer Hypotheken- und Pfandbriefgesetze in anderen europäischen Staaten reagiert und der internationale Kapitalmarkt weiterhin von der hohen Sicherheit und Qualität des deutschen Pfandbriefes überzeugt werden. Zu diesem Zweck ist geplant, die bestehenden Vorschriften durch erheblich detailliertere Regelungen zu ersetzen. Für den Fall der Insolvenz einer Hypothekenbank ist im Entwurf die Einsetzung eines oder zwei gerichtlich bestellter Sachwalter für die Verwaltung der Deckungsmassen vorgesehen. Weiterhin soll die – auch teilweise – Übertragung der im Hypotheken- bzw. im Deckungsregister eingetragenen Werte zusammen mit den gedeckten Pfandbriefverbindlichkeiten auf eine oder mehrere andere übernahmebereite Hypothekenbanken im Wege der Teilvermögensübertragung mit Zustimmung der BaFin ermöglicht werden. Der Sachwalter kann nach diesem Entwurf auch für eine andere Hypothekenbank die eingetragenen Werte treuhänderisch halten und abwickeln. Weiterhin soll gesetzlich klargestellt werden, dass die Befriedigung der Pfandbriefgläubiger vorrangig ist und dass eingetragene Werte nur noch dann der Insolvenzmasse zugeführt werden müssen, wenn deren fehlende Notwendigkeit für die Deckung offensichtlich ist. Es ist weiterhin eine barwertige zweiprozentige Überdeckung der zu deckenden

Pfandbriefverbindlichkeiten vorgesehen, die aus Ersatzdeckungswerten bestehen muss und Liquiditätsschwankungen, Ausfälle und die Kosten der Verwaltung der Deckungsmasse durch den Sachwalter abdecken soll. Insgesamt dient die geplante Neuregelung der Sicherheit des Pfandbriefes, indem die Bonität des Pfandbriefes noch stärker von der Bonität der emittierenden Hypothekenbank abgekoppelt wird. Deren Umsetzung würde so den Hypothekenbanken weiterhin die günstige Refinanzierung durch die Ausgabe von Pfandbriefen sichern. Mit dem In-Kraft-Treten der Gesetzesänderung wird für Anfang des Jahres 2004 gerechnet.

Irland

In Irland ist die Hypo Real Estate Holding durch die Hypo Real Estate Bank International (derzeit noch unter HVB Bank Ireland firmierend) vertreten. Ihr Geschäftsbetrieb wird von der Irish Financial Services Regulatory Authority ("IFSRA") beaufsichtigt.

Die IFSRA wurde am 1. Mai 2003 durch den Central Bank and Financial Services Authority of Ireland Act 2003 als irische Bankaufsichtsbehörde errichtet und ist als solche ein neuer selbständiger Teil der Central Bank and Financial Services Authority of Ireland. Sie erteilt die Erlaubnis zum Geschäftsbetrieb und überwacht die Tätigkeit der Banken in Irland. Bevor die Bankenaufsicht auf die IFSRA übertragen wurde, wurde sie von der irischen Zentralbank wahrgenommen. Die wichtigsten gesetzlichen Grundlagen für die Beaufsichtigung irischer Banken sind der mehrfach novellierte Central Bank Act 1971, der der IFSRA anderen europäischen Bankaufsichtsbehörden vergleichbare Befugnisse verleiht, und der erwähnte Central Bank and Financial Services Authority Act 2003. Darüber hinaus wurden die erste und zweite Bankenrichtlinie sowie die Richtlinie über die Beaufsichtigung der Kreditinstitute auf konsolidierter Basis in irisches Recht umgesetzt. Die Gesetzgebung enthält ausführliche Vorschriften vor allem im Hinblick auf die Erteilung und, mit Zustimmung des Finanzministers, den Widerruf von Zulassungen, die den Banken obliegenden Anzeigepflichten, die Vornahme von Prüfungen vor Ort sowie die allgemeine Überwachung der Geschäftstätigkeit der Banken. Da eine Reihe von Vorschriften einen Ermessensspielraum gewähren, hat die IFSRA Richtlinien und Standards festgelegt, die bei der Bearbeitung von Zulassungsanträgen und bei der Überwachung von Bankgeschäften angewandt werden. Diese Richtlinien wurden zuletzt am 22. April 1998 überarbeitet und aktualisiert.

Die Hypo Real Estate Bank International hat gemäß den Vorschriften über den Europäischen Pass Niederlassungen in Italien, Luxemburg, Schweden und im UK eröffnet; weitere Niederlassungen werden derzeit in Deutschland, Frankreich, den Niederlanden, Portugal und Spanien gegründet.

Die IFSRA hat strenge Vorschriften über Beteiligungen an lizenzierten Banken erlassen. Generell verlangt die IFSRA, dass an Banken nur eine oder mehrere Banken oder andere Finanzinstitute mit guter Reputation beteiligt sein dürfen oder aber, dass der Anteilsbesitz weit gestreut ist. Der Central Bank Act 1989 eröffnet der IFSRA die rechtliche Möglichkeit, den Erwerb von Aktien einer Bank zu beschränken, sofern er 10 % des Grundkapitals überschreitet.

Im Jahr 1991 hat die IFSRA die Maßstäbe für die Eigenkapitalausstattung aus den EU-Richtlinien über Eigenmittel und über den Solvabilitätskoeffizienten übernommen. Insbesondere schreibt die IFSRA als Solvabilitätskoeffizienten ein Verhältnis von Eigenkapital zu Risikoaktiva von 8 % für jede zugelassene Bank vor, wobei sie jedoch nach ihrem Ermessen auch ein höheres Verhältnis vorschreiben kann. Das Eigenkapital ist die Summe aus (i) dem Tier-I- und dem Tier-II-Kapital abzüglich bestimmter Positionen wie Goodwill und Marktwertabschläge beim Anlagevermögen sowie, nach vorheriger Genehmigung durch die IFSRA, aus (ii) dem Tier-III-Kapital. Das Tier-I-Kapital umfasst hauptsächlich das Grundkapital und Rücklagen, das Tier-II-Kapital vor allem eigenkapitalähnliche Schuldtitel, einschließlich nachrangiger Verbindlichkeiten mit einer Laufzeit von mindestens fünf Jahren. Mit dem Tier-III-Kapital können lediglich Handelsbuch- sowie Fremdwährungs- und Rohwarenrisikopositionen abgedeckt werden; es besteht aus nachrangigen Verbindlichkeiten, die eine Laufzeit von mindestens zwei Jahren haben, sowie bestimmten Nettogewinnen aus Handelsbuchpositionen. Die Risikopositionen werden entsprechend ihrem Risiko gewichtet; Wohnbau-Hypothekendarlehen beispielsweise mit 50 %, während die meisten Darlehen und Kundenkredite mit 100 % gewichtet werden.

Eine irische Bank ist zur Risikostreuung in Bezug auf die Kapitalanlage in Adressenausfallrisiken unterliegende Vermögensgegenstände gehalten. Dazu ist das erlaubte maximale Engagement in einem

Wirtschaftssektor oder bei einem Kreditnehmer beziehungsweise bei einer von der IFSRA als eine Einheit erachteten Gruppe von Kreditnehmern beschränkt.

Eine in Irland zugelassene Bank muss Liquiditätsanforderungen beachten, die von der IFSRA von Zeit zu Zeit neu festgelegt werden. Gegenwärtig wird als Liquiditätskennzahl ein Verhältnis von liquiden Vermögensgegenständen zu den gesamten Verbindlichkeiten der Bank von 25 % verlangt, jedoch kann die IFSRA nach eigenem Ermessen höhere Anforderungen stellen. Insbesondere muss eine irische Bank im Hinblick auf ihre Liquidität entsprechende Vorkehrungen treffen und sicherstellen, dass eventuelle Laufzeitunterschiede zwischen den Vermögenspositionen und Verbindlichkeiten der Bank nach Maßgabe der IFSRA erkannt und kontrolliert werden. Die IFSRA ist berechtigt, die Einhaltung der erforderlichen Liquiditätskennzahl durch die Banken zu kontrollieren.

Der Central Bank Act 1971 ermächtigt die IFSRA ausdrücklich zur Vornahme von Prüfungen von Banken vor Ort. Solche Prüfungen vor Ort werden seit 1971 bei allen Banken routinemäßig und häufig durchgeführt. Die IFSRA verlangt weiterhin, dass die Banken über ausreichende interne Kontrollverfahren zur ständigen Überwachung und Kontrolle ihrer Fremdwährungsgeschäfte und außerbilanziellen Aktivitäten verfügen und dass sie darüber hinaus jederzeit die Zinsänderungsrisiken, denen sie ausgesetzt sind, darstellen und bewerten.

Weiterhin legt die IFSRA den Banken Beschränkungen hinsichtlich der Kreditgewährung an Aktionäre sowie an Mitglieder der Geschäftsleitung oder Kunden auf. Sie limitiert außerdem das Engagement der Banken gegenüber Gesellschaften, an denen Mitglieder ihrer Geschäftsleitung oder Aktionäre mehrheitlich, das heißt, zu 10 % oder mehr an den Aktien oder Stimmrechten eines Unternehmens durch ein Unternehmen allein oder gemeinsam mit einem anderen Unternehmen, beteiligt sind.

Einlagen bei irischen Banken werden durch ein Einlagensicherungssystem geschützt. Die irischen Vorschriften über die Einlagensicherung richten sich nach den EU-Richtlinien über Einlagensicherungssysteme von 1995 (ergänzt durch den Central Bank Act 1997 sowie die EU-Richtlinien für Einlagensicherungssysteme von 1999). Das irische Einlagensicherungssystem wird von IFSRA-lizenzierten Kreditinstituten unterhalten. Die Finanzierung des Systems basiert auf den Beiträgen der Institute zu einem von der IFSRA unterhaltenen Einlagensicherungskonto. Die Beiträge belaufen sich auf 0,2 % der gesamten Einlagen (ohne Interbank-Einlagen und handelbare Einlagenzertifikate) in jeder Währung, über die das Institut einschließlich seiner EU-Zweigniederlassungen verfügt. Das System garantiert Zahlungen von bis zu 90 % der gesamten Einlagen eines Einlegers, jedoch im Falle einer Insolvenz der Bank nur bis zu einer Gesamthöhe von € 20.000,-. Zusätzlich bietet das Einlagensicherungssystem der IFSRA die Möglichkeit, nach ihrem Ermessen und in von ihr festgelegtem Umfang das Einlagensicherungskonto für Zahlungen zu nutzen, die nach Ansicht der IFSRA zur ordentlichen und richtigen Regulierung des Bankwesens vorgenommen werden. Die IFSRA hat also mit anderen Worten die Möglichkeit, eine Bank mit den Mitteln des Einlagensicherungskontos zu retten, wenn sie dies für wünschenswert hält. Die Gesellschaft soll eine Haftungserklärung für die Hypo Real Estate Bank International abgeben.

Frankreich

Nach französischem Recht unterliegen Banken den Vorschriften des *Code monétaire et financier*, zu dem auch die Vorschriften des Gesetzes Nr. 84-46 vom 24. Januar 1984 zählen. Der *Code monétaire et financier* regelt die Geschäftstätigkeit französischer Banken und überträgt die Zuständigkeit der Aufsicht auf einzelne Verwaltungsbehörden. Die wichtigsten Bankaufsichtsbehörden sind das *Comité des établissements de crédit et des entreprises d'investissement* ("CECEI") sowie die *Commission bancaire*.

Gemäß den Vorschriften des französischen Rechts bedürfen Banken für das Betreiben von Bankgeschäften einer Genehmigung durch das CECEI. Dessen Zuständigkeit erstreckt sich auf (i) die Erteilung der Erlaubnis zum Geschäftsbetrieb an Kreditinstitute (*établissements de crédit*) und/oder Investmentgesellschaften (*entreprises d'investissement*), (ii) den Widerruf einer solchen Genehmigung entweder auf Antrag der Gesellschaft oder weil die Gesellschaft nicht länger die maßgeblichen rechtlichen Voraussetzungen erfüllt und schließlich (iii) die Genehmigung wesentlicher Änderungen der Geschäftstätigkeit oder der Unternehmensstruktur, beispielsweise bei Änderungen der Art der betriebenen Geschäfte sowie bei Änderungen der Aktionärsstruktur im Falle des Über- oder Unter-

schreitens bestimmter Grenzwerte. Entscheidungen des CECEI können vor dem obersten französischen Verwaltungsgericht (*Conseil d'Etat*) überprüft werden.

Außer auf Grundlage einer Genehmigung durch das CECEI können nicht-französische Gesellschaften aus einem Mitgliedstaat des Europäischen Wirtschaftsraumes Bankgeschäfte in Frankreich durch eine Zweigniederlassung oder aber grenzüberschreitend durchführen, sofern sie eine Genehmigung durch die Behörden ihres Heimatlandes innehaben.

Die REC France, eine Tochtergesellschaft der Hypo Real Estate Bank International, die Immobiliengeschäfte in Frankreich durchführt, ist eine Aktiengesellschaft unter französischem Recht und in Frankreich registriert. Aufgrund ihrer Bankgeschäftstätigkeit in Frankreich unterliegt sie den Vorschriften des *Code monétaire et financier.* Die erforderliche Erlaubnis zum Betreiben von Bankgeschäften wurde ihr am 5. Juni 1983 erteilt.

Banken in Frankreich unterliegen außerdem der Überwachung und Kontrolle durch die *Commission bancaire*, der französischen Verwaltungsbehörde für die Überwachung und Kontrolle von Banken und anderen Kreditinstituten. Diese Behörde überwacht die Durchsetzung der Banken betreffenden Gesetze und Vorschriften. Die *Commission bancaire* überwacht die Einhaltung der durch das *Comité de la règlementation bancaire et financière*, das für den Erlass der Vorschriften zur Regelung der Geschäftstätigkeit von Kreditinstituten zuständig ist, erlassenen aufsichtsrechtlichen Vorschriften. Diese Vorschriften regeln Grundsätze der Buchführung, schreiben interne Kontrollverfahren vor und umfassen darüber hinaus Bestimmungen über die Kreditvergabe und die Eigenkapitalausstattung. Zu diesem Zweck sind Banken verpflichtet, der *Commission bancaire* regelmäßig Bericht zu erstatten. Die *Commission bancaire* kann darüber hinaus von den Banken zusätzliche Informationen anfordern, wenn sie dies für notwendig erachtet und kann schließlich auch Prüfungen vor Ort durchführen. Gemäß dem *Code monétaire et financier* handelt die *Commission bancaire* in zweifacher Kompetenz, nämlich zum einen als Verwaltungsbehörde und zum anderen als Verwaltungsgericht. Als Verwaltungsbehörde kann die *Commission bancaire* sowohl eine Verwarnung (*mise en garde*) erteilen, eine einstweilige Verfügung (*injonction*) erlassen oder aber einen zeitweiligen Verwalter zur Leitung der Bank einsetzen, wenn sie die Bank für unzulänglich geführt hält. Als Verwaltungsgericht kann die *Commission bancaire* Sanktionen aussprechen, wenn Vorschriften verletzt wurden oder ihre Verwarnungen oder einstweiligen Verfügungen nicht beachtet wurden. Unter anderem kann die *Commission bancaire* einen Verweis (*avertissement*) oder eine Rüge (*blâme*) erteilen, eine vorläufige Suspension der Geschäftstätigkeit oder den Entzug der Erlaubnis (*radiation*) verfügen und/oder ein Bußgeld bis zu einer Höhe, die dem gesetzlich vorgeschriebenen Mindest-Grundkapital entspricht, festsetzen. Entscheidungen der *Commission bancaire* sowohl in ihrer Eigenschaft als Verwaltungsbehörde als auch in ihrer Eigenschaft als Verwaltungsgericht können vor dem *Conseil d'Etat* angefochten werden.

Es ist beabsichtigt, dass die Gesellschaft einen Letter of Comfort für die REC France abgeben wird.

Luxemburg

Das Bankrecht ist in Luxemburg im Wesentlichen im Gesetz vom 5. April 1993 über den Finanzsektor ("Bankgesetz") geregelt. Dieses Gesetz regelt die Beaufsichtigung und Kontrolle von Banken und Finanzdienstleistern durch die Aufsichtsbehörde *(Commission de Surveillance du Secteur Financier (CSSF)).*

Das Bankgesetz enthält auch die Bestimmungen über Pfandbriefbanken; das Luxemburger Pfandbriefbankgesetz wurde durch das Gesetz vom 21. November 1997 als 3. Abschnitt in das Bankgesetz eingeführt. Wichtige Änderungen erfolgten durch das Gesetz vom 22. Juni 2000.

Als Pfandbriefbanken gelten Kreditinstitute, deren Hauptgeschäftstätigkeit die folgenden Aktivitäten umfasst: (i) die Vergabe von Darlehen, die durch Immobilienrechte oder Immobiliensicherheiten besichert sind, sowie, auf dieser Grundlage, die Begebung von Schuldverschreibungen über Forderungsrechte, die durch diese Rechte oder Sicherheiten besichert sind und als Pfandbriefe bezeichnet werden; (ii) die Vergabe von Darlehen, die durch besicherte Schuldverschreibungen oder ähnliche Schuldtitel besichert sind, sowie, auf dieser Grundlage, die Begebung von entsprechend besicherten Schuldverschreibungen, die als Pfandbriefe bezeichnet werden; (iii) die Vergabe von Darlehen an öffentlich-rechtliche Körperschaften sowie die Begebung von Schuldverschreibungen, die durch, aus

solchen Krediten resultierenden, Forderungen besichert werden und die als Pfandbriefe bezeichnet werden; (iv) die Vergabe von Darlehen, die besichert sind durch öffentlich-rechtliche Körperschaften, Schuldverschreibungen öffentlich-rechtlicher Körperschaften, Schuldverschreibungen, die bestimmten Anforderungen entsprechen und von Kreditinstituten mit Sitz in einem Mitgliedstaat der Europäischen Gemeinschaft, des Europäischen Wirtschaftsraumes oder der Organisation für wirtschaftliche Zusammenarbeit und Entwicklung (OECD) begeben wurden und die ihrerseits durch Forderungen gegen öffentlich-rechtliche Körperschaften besichert sind, sowie (v) die Begebung von Schuldverschreibungen, die durch Forderungen aus solchen Darlehen besichert sind und als Pfandbriefe bezeichnet werden.

Das Luxemburger Recht orientiert sich am deutschen HypBankG, wobei es in verschiedener Hinsicht flexiblere Möglichkeiten eröffnet. Beispielhaft seien genannt (i) die Möglichkeit, Darlehen zu gewähren, die nicht unmittelbar durch Immobilien, sondern durch entsprechende Anleihen besichert sind; (ii) das weit gefasste Verständnis öffentlich-rechtlicher Emittenten, das im Gegensatz zum deutschen HypBankG über öffentlich-rechtliche Emittenten der EU und des Europäischen Wirtschaftsraumes hinaus generell auch die Mitgliedstaaten der OECD umfasst; (iii) das erweiterte Verständnis des Grundpfandrechtsbegriffs, der nach der Luxemburger Rechtslage alle Arten von Grundpfandrechten nach inländischer und nach ausländischer Definition umfasst; (iv) eine Ersatzdeckung kann nach Luxemburger Recht zu einem höheren Umfang und in flexiblerer Art und Weise vorgenommen werden; (v) flexiblere Bestimmungen zur Bewertung.

Pfandbriefbanken unterliegen im Hinblick auf die Beachtung der gesetzlichen Bestimmungen einer verstärkten Kontrolle durch die Aufsichtsbehörde. Insbesondere kann die Aufsichtsbehörde den Wirtschaftsprüfer des betroffenen Kreditinstitutes oder einen von der Aufsichtsbehörde auf Kosten des jeweiligen Kreditinstitutes ausgewählten Wirtschaftsprüfer mit der teilweisen oder vollständigen Kontrolle der Deckungswerte beauftragen.

Seit seiner Regelung durch das Bankgesetz hat der Pfandbrief in Luxemburg zunehmend an Popularität gewonnen. Das Gesetz hat eine Lücke in der Finanzgesetzgebung Luxemburgs gefüllt und dazu beigetragen, die Bedeutung des Finanzplatzes Luxemburg zu bestätigen und weiterzuentwickeln.

Vor diesem Hintergrund wurde am 27. Juli 1999 die PBI Lux gegründet. Am 14. September wurde vom Finanzminister des Großherzogtums Luxemburg die Lizenz für den Betrieb der Bank als Hypothekenbank nach Luxemburger Recht *(Banque d'émission de lettres de gage)* erteilt.

ALLGEMEINE INFORMATIONEN ÜBER DIE HYPO REAL ESTATE HOLDING AG

Geschichte, Firma, Sitz, Gegenstand und Geschäftsjahr

Der Kern des Immobilienfinanzierungsgeschäfts der heutigen HVB Group resultiert zu einem wesentlichen Teil aus der im Jahre 1998 durchgeführten Verschmelzung der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, München (Gründung 1835), und der Bayerische Vereinsbank Aktiengesellschaft, München (Gründung 1869), zur HVB AG. Die Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft brachte die WürttHyp in Stuttgart und die WestHyp in Dortmund, die damalige Bayerische Vereinsbank Aktiengesellschaft brachte die Bayerische Handelsbank Aktiengesellschaft in München, die Nürnberger Hypothekenbank Aktiengesellschaft in Nürnberg und die Beteiligung an der Süddeutsche Bodencreditbank Aktiengesellschaft in München in den neuen Konzern ein.

Die HVB Group hat im Jahr 2001 eine grundlegende Neuausrichtung ihres Geschäftsfelds Real Estate eingeleitet, um eine stärkere Bündelung der bestehenden Aktivitäten zu erreichen. Meilensteine hierfür waren die Verschmelzung von drei konzernangehörigen Hypothekenbanken (der Nürnberger Hypothekenbank Aktiengesellschaft und der Süddeutsche Bodencreditbank Aktiengesellschaft auf die Bayerische Handelsbank Aktiengesellschaft) zur HVB Real Estate Bank Aktiengesellschaft im September 2001 und die Aufstockung der Beteiligung an dieser durch ein freiwilliges Erwerbsangebot gemäß §§ 10 ff. WpÜG im November 2002 auf über 96 %.

Die Gesellschaft wurde am 14. Mai 2003 durch die Zustimmung der Hauptversammlung der HVB AG zu dem am 26. März 2003 aufgestellten Spaltungsplan und die Feststellung der Satzung errichtet und wird voraussichtlich am 1. oder 2. Oktober 2003 unter der Firma Hypo Real Estate Holding AG in das Handelsregister des Amtgerichts München eingetragen. Die Wirksamkeit der Eintragung der Gesellschaft im Handelsregister steht unter der aufschiebenden Bedingung der Eintragung der Abspaltung in das Handelsregister der HVB AG als übertragender Rechtsträger. Die Eintragung der Abspaltung im Handelsregister der HVB AG (Amtgericht München, HRB 42148) erfolgt voraussichtlich am 1. oder 2. Oktober 2003. Die Einzelheiten der Abspaltung sind im Kapitel "Die Abspaltung" näher beschrieben.

Gegenstand der Gesellschaft ist satzungsgemäß die Leitung einer internationalen Unternehmensgruppe, die insbesondere im Bereich der Immobilienfinanzierung, der immobilienbezogenen Bankgeschäfte, des Immobiliengeschäfts und aller damit jeweils in Zusammenhang stehenden Finanzierungs-, Beratungs-, Vermittlungs- und sonstigen Dienstleistungen aller Art sowie im sonstigen Bankgeschäft tätig ist. Die Gesellschaft kann auch Beteiligungen an Hypothekenbanken, Geschäftsbanken und Banken mit Gemischtbankstatus sowie Finanzdienstleistungsinstituten halten. Ausgenommen vom Geschäftsgegenstand sind solche Geschäfte, die einer staatlichen Genehmigung bedürfen, insbesondere das Betreiben von Bankgeschäften im Sinne des § 1 Abs. 1 KWG sowie von Finanzdienstleistungsgeschäften im Sinne des § 1 Abs. 1a KWG.

Die Gesellschaft ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann andere Unternehmen gründen, erwerben und sich an ihnen beteiligen. Die Gesellschaft kann Unternehmen, an denen sie beteiligt ist, strukturell verändern, unter einheitlicher Leitung zusammenfassen oder sich auf deren Verwaltung beschränken sowie über ihren Beteiligungsbesitz verfügen.

Das Geschäftsjahr der Gesellschaft ist das Kalenderjahr.

Dauer und Auflösung

Die Dauer der Gesellschaft ist nicht auf eine bestimmte Zeit begrenzt. Die Gesellschaft kann durch einen Beschluss der Hauptversammlung mit einer Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals aufgelöst werden. Das nach Erfüllung der Verbindlichkeiten verbleibende Vermögen der Gesellschaft wird entsprechend der Vorgaben des Aktiengesetzes unter den Aktionären verteilt. Das Vermögen ist nach den Anteilen am Grundkapital zu verteilen.

Dividenden und Dividendenpolitik

Die Aktien der Hypo Real Estate Holding sind mit voller Gewinnanteilberechtigung für das Geschäftsjahr 2003 und für alle folgenden Geschäftsjahre der Gesellschaft ausgestattet.

Satzungsgemäß wird der Bilanzgewinn der Gesellschaft in folgender Reihenfolge verwandt:

(a) zur Nachzahlung etwaiger Rückstände von Gewinnanteilen auf die Vorzugsaktien ohne Stimmrecht aus den Vorjahren in der Reihenfolge ihrer Entstehung;

(b) zur Zahlung eines Vorausgewinnanteils auf die stimmrechtslosen Vorzugsaktien wie nachfolgend beschrieben;

(c) zur gleichmäßigen Zahlung etwaiger weiterer Gewinnanteile auf die Stamm- und Vorzugsaktien, soweit die Hauptversammlung keine andere Verwendung beschließt.

Die Vorzugsaktien erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von € 0,064 je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

Für das Geschäftsjahr 2002 der HVB AG hat sich ein Rückstand von € 0,08 je Vorzugsaktie der HVB AG ergeben. Dieser Rückstand wird gemäß dem Spaltungsplan im Verhältnis 4:1 so aufgeteilt, dass auf je eine Vorzugsaktie der HVB AG ein Teilbetrag von € 0,064 und auf je eine Vorzugsaktie der Hypo Real Estate Holding ein Teilbetrag von € 0,064 entfällt. Sollten sich für spätere Geschäftsjahre, für die die Vorzugsaktien der Hypo Real Estate Holding noch nicht gewinnanteilsberechtigt sind, weitere Rückstände je Vorzugsaktie der HVB AG ergeben, werden diese mit Wirksamwerden der Abspaltung in dem selben Verhältnis aufgeteilt. Diese Aufteilung erübrigt sich, soweit auf Rückstände Nachzahlungen aus Ergebnissen eines Geschäftsjahres, für die die Vorzugsaktien der Hypo Real Estate Holding noch nicht gewinnanteilsberechtigt sind, erfolgt sind (siehe auch "Risikofaktoren — Sonstige Risiken — Stimmrechtsverwässerung durch Aufleben der Stimmrechte aus den Vorzugsaktien").

Die Hauptversammlung kann an Stelle einer Barausschüttung ganz oder zum Teil eine Verwendung des Bilanzgewinnes im Wege einer Sachausschüttung beschließen.

Die Gesellschaft beabsichtigt nicht, für das Geschäftsjahr 2003 eine Dividende an ihre Aktionäre auszuschütten. Darüber hinaus ist es unsicher, dass für das Geschäftsjahr 2004 eine Dividende zur Ausschüttung kommen wird. Zukünftige Dividendenzahlungen hängen ab von der Ertragslage der Gesellschaft, ihrer finanziellen Lage, ihres Barmittelbedarfs, der allgemeinen Geschäftslage der Märkte, in denen die Hypo Real Estate Group tätig ist, sowie des rechtlichen, steuerlichen und regulativen Umfelds und weiterer Faktoren.

Vorstand und Aufsichtsrat unterbreiten der Hauptversammlung Vorschläge für die Verwendung des Bilanzgewinns. Der Beschluss über die Gewinnverwendung wird von der auf den Abschluss des jeweiligen Geschäftsjahres folgenden ordentlichen Hauptversammlung gefasst.

Gelangen Dividenden zur Auszahlung, unterliegen sie grundsätzlich der Kapitalertragsteuer nach deutschem Recht (siehe "Besteuerung in der Bundesrepublik Deutschland").

Wesentliche Beteiligungen

Die wesentlichen Beteiligungen der Gesellschaft sind die DIA GmbH, die Hypo Real Estate Bank International, die PBI Lux, die WürttHyp, die HRE Bank, die WestHyp, die FGH Bank sowie die REC UK. Eine Liste des Anteilsbesitzes der Gesellschaft findet sich im Finanzteil dieses Prospekts.

DIA GmbH

Die DIA GmbH wurde 1994 gegründet und hat ihren Sitz in München. Sie ist im Handelsregister des Amtsgericht München unter Nr. HRB 108125 eingetragen. Der Satzungsgegenstand der DIA GmbH

ist die Vermögensverwaltung, insbesondere der Erwerb, das Halten und Verwalten von Beteiligungen im In- und Ausland im eigenen Namen und für eigene Rechnung; dabei kann die DIA GmbH sowohl Anteile an börsennotierten Gesellschaften als auch sonstige Beteiligungen an in- und ausländischen Gesellschaften jeder Rechtsform verwalten. Ausgenommen sind solche Geschäfte, die einer staatlichen Genehmigung bedürfen, insbesondere das Betreiben von Bankgeschäften und Finanzdienstleistungen i.S.d. § 1 Abs. 1 und 1a KWG. Die DIA GmbH kann andere in- und ausländische Unternehmen, deren Tätigkeit den Gegenstand der Gesellschaft betrifft oder damit zusammenhängt, errichten, erwerben, sich daran beteiligen sowie Zweigniederlassungen im In- und Ausland errichten. Soweit gesetzlich zulässig, ist die DIA GmbH berechtigt, alle Geschäfte vorzunehmen und alle Maßnahmen zu ergreifen, die unmittelbar oder mittelbar dem vorstehenden Gegenstand zu dienen geeignet erscheinen. Geschäftsführer der DIA GmbH sind Georg Funke, Johann Berger, Dr. Paul Eisele, Dr. Markus Fell und Frank Lamby.

Das derzeitige Stammkapital der DIA GmbH beläuft sich auf € 100.000,-. Alleinige Gesellschafterin der DIA GmbH ist die Hypo Real Estate Holding. Das Stammkapital der DIA GmbH hat sich in den letzten drei Jahren wie folgt entwickelt: Ursprünglich setzte sich das Stammkapital der DIA GmbH aus mehreren Geschäftsanteilen zusammen, die vom Bankhaus August Lenz & Co., der BHF-Bank Aktiengesellschaft, der Dresdner Bank Aktiengesellschaft und der HVB AG gehalten wurden. Am 11. Dezember 2000 wurden die drei erstgenannten Geschäftsanteile von der HVB AG erworben. Mit Wirkung zum 1. Januar 2001 wurden diese Geschäftsanteile mit dem bereits vorher von der HVB AG gehaltenen Geschäftsanteil zusammengelegt. Im Zeitpunkt der Aufstellung des Spaltungsplans betrug das Stammkapital der DIA GmbH (26. März 2003) € 26.000,- und war in einem Geschäftsanteil zusammengefasst. Im Wege einer Kapitalerhöhung vom 14. März 2003, eingetragen in das Handelsregister am 3. April 2003, bei welcher die HVB AG ihre Aktien an der HRE Bank als Sacheinlage in die DIA GmbH einbrachte, entstand ein zweiter Geschäftsanteil an der DIA GmbH in Höhe von € 74.000,-.

Die DIA GmbH soll nach mehreren Zwischenschritten in eine GmbH & Co. KG umgewandelt werden (siehe "Die Abspaltung — Geplante weitere Schritte").

Die Hypo Real Estate Holding wird nach der Abspaltung unmittelbar eine Beteiligung von 100 % an der DIA GmbH halten.

Stammkapital (aktuell):	€	100.000,-
Ergebnis des letzten Geschäftsjahres (31. Dezember 2002):	€	– 5.419,-
Rücklagen (31. Dezember 2002):	€	0,-
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	€	0,-
Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen (31. Dezember 2002):		n.a.
Beteiligungsbuchwert (Eröffnungsbilanz):	€	3.712.000.000,-
Forderungen und Verbindlichkeiten gegenüber Hypo Real Estate Holding:		n.a.

Hypo Real Estate Bank International

Die Hypo Real Estate Bank International ist eine *Public Unlimited Company* (öffentliche Gesellschaft mit unbeschränkter Haftung) nach irischem Recht mit Sitz in Dublin, Irland. Sie ist im Companies Registration Office unter Nr. 209149 eingetragen. Die Hypo Real Estate Bank International entstand im Dezember 1998 durch Übertragung sämtlicher Vermögensgegenstände und Verbindlichkeiten der Hypobank Ireland auf die Vereinsbank Ireland. Beide waren seit den 1980er Jahren mit Büros in Dublin und Shannon in Irland präsent. Nach dieser Zusammenführung firmierte die Bank zunächst unter dem Namen HypoVereinsbank Ireland. Im August 2001 wurde sie in HVB Bank Ireland umbenannt. Voraussichtlich im September 2003 wird die Bank von HVB Bank Ireland in Hypo Real Estate Bank International umfirmieren.

Die Hypo Real Estate Bank International besitzt eine Vollbanklizenz. Laut Satzung besteht ihr Gesellschaftszweck in dem Betreiben allgemeiner Bankgeschäfte. Die Geschäftsführung (*Board of Directors*) der Hypo Real Estate Bank International besteht derzeit aus fünf Mitgliedern: John Bourke, Eckehard Dettinger-Klemm, John Donnelly, Jürgen Fenk und Dieter Heusel. Es ist vorgesehen, dass ab 1. Oktober 2003 zusätzlich Georg Funke und Frank Lamby dem *Board of Directors* angehören werden. Ferner ist geplant, dass Kurt F. Viermetz im vierten Quartal 2003 zum Vorsitzenden des *Board of Directors* bestellt wird.

Das derzeitige gezeichnete Anteilskapital (*share capital*) der Hypo Real Estate Bank International beträgt € 1.181.329.892,- und entspricht einer Anzahl von 1.181.329.892 Anteilen (*ordinary shares*) im Nennbetrag von € 1,- je Anteil. Die Hypo Real Estate Bank International hat ein genehmigtes Kapital in Höhe von € 4 Mrd. Die Hypo Real Estate Holding hält mittelbar über die DIA GmbH 99,99 % der Anteile an der Hypo Real Estate Bank International (1.181.329.886 *ordinary shares*). Die verbleibenden Anteile werden von sechs Mitarbeitern und Führungskräften der Hypo Real Estate Bank International treuhänderisch für die DIA GmbH gehalten (je eine *ordinary share*). In den vergangenen drei Jahren hat sich das Anteilskapital der Hypo Real Estate Bank International wie folgt entwickelt: Im Rahmen der Währungsumstellung des Anteilskapitals auf Euro verminderte sich am 21. Dezember 1999 das damalige gezeichnete Anteilskapital der Hypo Real Estate Bank International um € 11.329.893,16 auf € 500.000.000,-. Der Betrag von € 11.329.893,16 wurde dabei in eine spezielle Währungsumstellungsrücklage (*capital conversion reserve fund*) eingestellt. Am 7. Mai 2003 erhöhte die Hypo Real Estate Bank International ihr genehmigtes Kapital auf € 4 Mrd. Am 13. Mai 2003 zeichnete die DIA GmbH 511.329.886 Anteile der Hypo Real Estate Bank International. Je einen weiteren Anteil zeichneten sieben Anteilseigner der Hypo Real Estate Bank International. Diese Zeichnung durch die DIA GmbH war dabei gekoppelt an den gleichzeitigen Rückkauf (*redemption*) von 499.999.993 Anteilen durch die Hypo Real Estate Bank International von der HVB AG sowie die Rückzahlung der Währungsumstellungsrücklage in Höhe von € 11.329.893,16 an die HVB AG. Weitere sieben Anteile kaufte die Hypo Real Estate Bank International von den übrigen Anteilseignern zurück. Der Anteilsrückkauf und die damit gekoppelte Zeichnung erfolgte mit Genehmigung der Irish Financial Services Regulatory Authority (IFSRA). Nach Abschluss dieser Transaktion hatte die Hypo Real Estate Bank International ein gezeichnetes Anteilskapital von € 511.329.893,- mit einer Anzahl von Anteilen in selbiger Höhe. Im Wege einer Kapitalerhöhung zeichnete die DIA GmbH am 20. Mai 2003 weitere 670.000.000 Anteile. Am 22. August 2003 kaufte die Hypo Real Estate Bank International fünf weitere Anteile von einzelnen Anteilseignern zurück (*redemption*). Zugleich zeichneten vier Führungskräfte der Hypo Real Estate Group je einen Anteil an der Hypo Real Estate Bank International. Im Rahmen einer für den 30. September 2003 geplanten Kapitalerhöhung soll die Hypo Real Estate Bank International ihr gezeichnetes Kapital um € 18.670.108,- auf € 1.200.000.000,- erhöhen. Sämtliche Anteile sollen durch die DIA GmbH gezeichnet werden. Die Hypo Real Estate Bank International soll von der HVB AG noch im September 2003 ein Ergänzungskapital i.H.v. € 600 Mio. in Form eines Nachrangdarlehens erhalten. Das Darlehen soll eine Laufzeit von zehn Jahren haben, wobei die Hypo Real Estate Bank International ein einmaliges einseitiges Kündigungsrecht nach fünf Jahren haben soll.

Die Hypo Real Estate Holding wird nach der Abspaltung über die DIA GmbH mittelbar 99,99 % der Anteile an der Hypo Real Estate Bank International halten.

Gezeichnetes Kapital (aktuell):	€ 1.181.329.892,-
Ergebnis des letzten Geschäftsjahres (31. Dezember 2002):	€ 63.232.000,-
Rücklagen (31. Dezember 2002):	€ 11.330.000,-
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	€ 0,-
Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen (31. Dezember 2002):	n.a.
Beteiligungsbuchwert (30. Juni 2003):	€ 1.181.329.886,-
Forderungen und Verbindlichkeiten gegenüber DIA GmbH (30. Juni 2003):	€ 0,-

PBI Lux

Die PBI Lux wurde am 27. Juli 1999 in Luxemburg gegründet und ist im Handelsregister von Luxemburg unter Nr. B 71 104 eingetragen. Sie ist eine Aktiengesellschaft luxemburgischen Rechts. Der Gegenstand der Gesellschaft ist der Betrieb aller Geschäfte, die einer Pfandbriefbank nach den Gesetzen gestattet sind. Die PBI Lux kann des Weiteren sämtliche Arten von Rechtsgeschäften abschließen, welche mittelbar oder unmittelbar mit ihrem Geschäftszweck in Verbindung stehen oder denselben fördern oder ergänzen. In diesem Zusammenhang darf sie Immobilien und Beteiligungen im In- und Ausland erwerben. Am 14. September 1999 erhielt sie die Lizenz für die Aufnahme der Geschäftstätigkeit als Pfandbriefbank nach Luxemburger Recht (*Banque d'émission de lettres de gage*). Die Geschäftsleitung besteht aus den drei Mitgliedern Gerhard M. Kainz, Martin Schulte und Ralph Brödel.

Das Geschäftsmodell der PBI Lux ist darauf ausgerichtet, öffentliche (bzw. von diesen garantierte) Schuldner zu finanzieren. Hierzu zählen auch die Finanzierungen an Banken, die vornehmlich durch

deutsche Länder oder Schweizer Kantone garantiert oder durch öffentliche Kredite besichert sind. Diese Kredite dienen als Deckung für die von der PBI Lux nach Luxemburger Recht emittierten Öffentlichen Pfandbriefe, die eine kostengünstige Refinanzierung des Geschäfts durch ein AAA-Produkt erlauben. Die PBI Lux, auch wenn sie nach Luxemburger Recht das Staatsfinanzierungsgeschäft in allen OECD-Staaten betreiben kann, beschränkt sich auf Staaten mit einer Kreditqualität von mindestens AA, so dass die Hauptmärkte neben dem Heimatmarkt Europa die USA, Kanada und Japan sind. Die Geschäfte kommen hierbei fast ausschließlich durch die Vermittlung von Investmentbanken zustande.

Das Aktienkapital der PBI Lux betrug ursprünglich € 51.000.000,-. Derzeit beläuft es sich, nach einer einzigen Kapitalerhöhung um € 15.000.000,- am 18. Dezember 2002, auf € 66.000.000,- und ist in 66.000 Namensaktien ohne Nennbetrag eingeteilt.

Die Hypo Real Estate Holding wird nach der Abspaltung mittelbar über die DIA GmbH und die Hypo Real Estate Bank International 99,99 % der Anteile an der PBI Lux halten.

Gezeichnetes Kapital (aktuell):	€ 66.000.000,-
Jahresergebnis (31. Dezember 2002):	€ 2.225.000,-
Rücklagen (Stand 31. Dezember 2002):	€ 2.825.000,-
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	€ 0,-
Höhe der Erträge des letzten Geschäftsjahrs aus den Anteilen (31. Dezember 2002):	€ 65.000,-
Beteiligungsbuchwert (31. Dezember 2002):	€ 90.000.000,-
Forderungen und Verbindlichkeiten gegenüber DIA GmbH (30. Juni 2003):	€ 0,-

REC UK

Die REC UK wurde im Jahr 1991 von der HVB AG gegründet und führt seit 1998 den Namen HVB Real Estate Capital Ltd. Die REC UK ist eine *Limited Liability Company* (Gesellschaft mit beschränkter Haftung) englischen Rechts und hat ihren Sitz in London, UK. Sie ist beim sog. *Companies House,* Cardiff, unter der Registernummer 2669313 registriert.

Die REC UK besitzt keine Banklizenz. Ihre wesentliche Funktion ist die Akquisition gewerblichen Immobiliendarlehensgeschäfts für die Hypo Real Estate Bank International, was in der Londoner Zweigniederlassung der Hypo Real Estate Bank International gebucht wird. Für diese Darlehen übernimmt sie auch die Verwaltung und Betreuung. Zusätzlich bietet sie durch ihre Tochtergesellschaften weitere Dienstleistungen im Bereich des gewerblichen Immobilieninvestmentbankings an, wie z.B. Immobilienbewertung, Immobilienverwaltung und Investment-Beratungstätigkeiten. Letztere bietet sie durch die Hypo Real Estate Investment Banking Limited, eine der Aufsicht der Financial Services Authority (FSA) unterliegende, 100 %ige Tochter an. Das *Board of Directors* der REC UK besteht derzeit aus sechs Mitgliedern: Harin Thaker, Nigel Cox, Eckehard Dettinger-Klemm, Dr. Markus Fell, Jürgen Fenk und Frank Lamby.

Die REC UK und ihre Tochtergesellschaften beschäftigten zum 30. Juni 2003 insgesamt 56 Mitarbeiter.

Das genehmigte Anteilskapital (*authorized share capital*) der REC UK beträgt GBP 100.000.000,-, das gezeichnete Anteilskapital beträgt derzeit GBP 5.268.000,-. Es ist eingeteilt in 5.268.000 Anteile (*ordinary shares*) im Wert von je GBP 1,-. Voraussichtlich am 1. Oktober wird die REC UK von HVB Real Estate Capital Ltd. in Hypo Real Estate Capital Ltd. umfirmieren.

Die Hypo Real Estate Holding wird nach der Abspaltung mittelbar über die DIA GmbH und die Hypo Real Estate Bank International 99,99 % der Anteile an der REC UK halten.

Gezeichnetes Kapital (aktuell):	GBP 5.268.000,-
Ergebnis des letzten Geschäftsjahres (31. Dezember 2002):	GBP 5.612.016,-
Rücklagen (31. Dezember 2002):	GBP 7.970.757,-
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	GBP 0,-
Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen (31. Dezember 2002):	GBP n.a.
Beteiligungsbuchwert (30. Juni 2003):	€ 7.317.188,31
Forderungen und Verbindlichkeiten gegenüber DIA GmbH (30. Juni 2003):	GBP 0,-

WürttHyp

Die WürttHyp wurde 1867 mit Unterstützung des Königs von Württemberg von neun Privatpersonen als erste private Hypothekenbank im deutschen Südwesten gegründet. Sie ist eine Aktiengesellschaft deutschen Rechts mit Sitz in Stuttgart und im Handelsregister des Amtsgerichts Stuttgart unter Nr. HRB 103 eingetragen. Die Aktie der WürttHyp wird im amtlichen Handel an der Börse Stuttgart (seit dem 30. April 1871) und im Freiverkehr an den Börsen in Frankfurt, Berlin und Düsseldorf gehandelt (ISIN DE 000 812 400 9). Der Satzungsgegenstand der WürttHyp ist der Betrieb einer Hypothekenbank nach den Bestimmungen des HypBankG. Der Vorstand besteht aus den drei Mitgliedern Dr. Paul Eisele, Dr. Dittmar Hagedorn und Friedrich-Wilhelm Ladda. Der Aufsichtsrat besteht satzungsgemäß aus zwölf Mitgliedern.

Das derzeitige Grundkapital der WürttHyp beträgt € 45.811.448,80 und ist eingeteilt in 17.619.788 Stückaktien. Die Aktien lauten auf den Inhaber. Das Grundkapital der WürttHyp hat sich in den letzten drei Jahren wie folgt entwickelt: Durch Beschluss der Hauptversammlung vom 2. Mai 2001 wurde das Grundkapital der WürttHyp von € 30.160.000,- um € 1.508.000,- auf € 31.668.000,- erhöht. Diese Kapitalerhöhung wurde am 11. Mai 2001 in das für die WürttHyp zuständige Handelsregister eingetragen. Am 2. Mai 2002 beschloss die Hauptversammlung eine weitere Erhöhung des Grundkapitals um € 1.809.600,- auf € 33.477.600,-. Diese Kapitalerhöhung wurde am 16. Mai 2002 in das Handelsregister eingetragen. Durch Beschluss der Hauptversammlung vom 7. Mai 2003 ist das bisherige genehmigte Kapital aufgehoben und ein neues genehmigtes Kapital geschaffen worden. Danach ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das gezeichnete Kapital der Gesellschaft in der Zeit bis zum 30. April 2008 einmalig oder mehrfach um bis zu insgesamt € 16.738.800,- durch Ausgabe neuer Stückaktien gegen Bareinlage zu erhöhen. Die Aktien sollen von Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Die Schaffung des genehmigten Kapitals wurde am 4. Juli 2003 in das Handelsregister eingetragen. Der Vorstand der WürttHyp hat mit Zustimmung des Aufsichtsrats vom 17. Juli 2003 beschlossen, das Grundkapital um € 12.333.848,80 auf € 45.811.448,80 zu erhöhen. Die Durchführung der Kapitalerhöhung wurde am 19. August 2003 im Handelregister eingetragen. Von den insgesamt 4.743.788 neuen Aktien wurden 793.100 von der HVB AG zum Ausgabebetrag von € 2,60 je Stückaktie übernommen und den bisherigen Aktionären im Verhältnis 19:7 zum Preis von € 42,- zum Bezug angeboten. Die weiteren 3.950.688 neuen Aktien hat die DIA GmbH direkt gezeichnet und übernommen. Zum Ausgleich der rechnerischen Spitze wurde hinsichtlich von vier Aktien auf das Bezugsrecht verzichtet. Das genehmigte Kapital beläuft sich nach Durchführung dieser Kapitalerhöhung noch auf € 4.404.951,20.

Die Hypo Real Estate Holding wird nach der Abspaltung mittelbar über die DIA GmbH 93,77 % der Anteile an der WürttHyp halten. Weitere ca. 6,23 % befinden sich im Streubesitz.

Gezeichnetes Kapital (aktuell):	€	45.811.448,80
Ergebnis des letzten Geschäftsjahres (31. Dezember 2002):	€	41.229.214,-
Rücklagen (31. Dezember 2002):	€	333.459.078,-
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	€	0,-
Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen (31. Dezember 2002):	€	10.710.412,-
Beteiligungsbuchwert (30. Juni 2003, bezogen auf Beteiligungsquote von 83,3 %):	€	442.703.981,50[1]
Forderungen und Verbindlichkeiten gegenüber DIA GmbH (30. Juni 2003):	€	0,-

[1] Derzeitiger Stand: € 670.571.313,04

HRE Bank

Die HRE Bank hat ihre rechtlichen Wurzeln in der Bayerische Handelsbank Aktiengesellschaft, die im Jahr ihrer Gründung (1869) die bayerische königliche Zulassung zur Aufnahme der Geschäftstätigkeit als Geschäftsbank erhalten hatte. Seit dem Jahr 1871 unterhielt die Bank auch eine Hypothekenabteilung. Im Jahr 2001 beschlossen die Hauptversammlungen der Nürnberger Hypothekenbank Aktiengesellschaft und der Süddeutsche Bodencreditbank Aktiengesellschaft sowie der Bayerische Handelsbank Aktiengesellschaft die Verschmelzung der beiden erstgenannten Institute auf die Bayerische Handelsbank Aktiengesellschaft mit Rückwirkung zum 1. Januar 2001. Damit einhergehend erfolgte die Umfirmierung der Bayerische Handelsbank Aktiengesellschaft in HVB Real Estate Bank Aktiengesellschaft. Im Zusammenhang mit der Verschmelzung sind mehrere Spruchverfahren anhängig (siehe "Geschäftstätigkeit — Rechtsstreitigkeiten — Spruchverfahren"). Die Hauptversammlung der HRE Bank hat am 26. Mai 2003 das Verfahren zum Ausschluss von Minderheitsaktionären gemäß §§ 327a ff. AktG (Squeeze-out) beschlossen. Dieser Beschluss wurde am 3. September 2003 im Handelsregister eingetragen (siehe "Geschäftstätigkeit — Rechtsstreitigkeiten — Squeeze-out HRE Bank").

Die HRE Bank ist eine Aktiengesellschaft deutschen Rechts mit Sitz in München und im Handelsregister des dortigen Amtsgerichts unter Nr. HRB 41054 eingetragen. Ihre Aktien waren zum Börsenhandel im amtlichen Markt an der Bayerische Börse in München zugelassen. Im Anschluss an die Durchführung des Squeeze-out wurde die Notierung am 10. September 2003 eingestellt und anschließend die Zulassung zurückgenommen.

Die HRE Bank besitzt das Gemischtbankprivileg. Satzungsgegenstand sind die Geschäfte, welche die HRE Bank aufgrund der Statuten vom 11. April/4. Juni 1869 teilweise seit ihrer Gründung (Bank-Abteilung) teilweise durch ihre Bodenkreditanstalt seit 1871 (Hypothekenabteilung) nach wie vor dem 1. Mai 1898 (vgl. § 46 HypBankG) betrieben hat sowie Geschäfte, welche die HRE Bank nach Maßgabe des HypBankG zu betreiben berechtigt ist. In Gemäßheit des § 3 der Statuten vom 11. April/ 4. Juni 1869 (Fassung vom 31. März 1884) in Verbindung mit § 46 Abs. 1 HypBankG ist die HRE Bank berechtigt, alle Bank- und Handelsgeschäfte zu betreiben. Es gehören zu ihrem Wirkungskreis insbesondere: (1) der Kauf und Verkauf und die Belehnung von Wertpapieren aller Art, Kauf und Verkauf von edlen Metallen in gemünztem und ungemünztem Zustande und die Gewährung von Vorschüssen hierauf; (2) das Diskonto-Geschäft; (3) die Gewährung von Vorschüssen auf Waren und Rohprodukte; (4) das Kommissions- und Einkassierungsgeschäft, das Kontokorrentgeschäft und die Gewährung laufender Rechnungen, wobei die Inhaber laufender Rechnungen ihre Dispositionen mittels Anweisungen treffen können (Scheckverkehr); (5) das Depositen-Geschäft, soweit dieses nicht durch Gesetz oder Verordnung behindert ist, wobei die Bank gegen übernommene Gelder verzinsliche oder unverzinsliche, aber nur auf den Namen oder an die Order des Einlegers lautende Kassascheine in Beträgen von nicht weniger als € 100.000,- ausgeben darf; (6) die Übernahme und Negoziierung von Anlehen für Staaten, Gemeinden, Korporationen und andere Vereine, von Anlehen für industrielle oder landwirtschaftliche Unternehmungen, ferner die Beteiligung bei solchen Anlehensgeschäften; (7) die Gründung industrieller oder anderer Unternehmen, die Beteiligung bei der Gründung solcher Unternehmungen oder Selbstbetrieb derselben; (8) die Aufbewahrung von Wertpapieren im offenen oder verschlossenen Zustande, auch die Aufbewahrung von sonstigen Wertgegenständen sowie die Vermietung von Schrankfächern (Safes) im Tresor der Bank. Als Hypothekenbank ist die HRE Bank berechtigt, alle durch das HypBankG zugelassenen Geschäfte zu betreiben. Der Vorstand der HRE Bank besteht derzeit aus sechs Mitgliedern: Georg Funke, Johann Berger, Josef Gelb, Frank Hellwig, Theodor Knepper und Frank Lamby. Zum 30. September 2003 sollen Georg Funke, Josef Gelb und Frank Lamby aus dem Vorstand ausscheiden. Der Aufsichtsrat besteht satzungsgemäß derzeit aus zwölf Mitgliedern. Gemäß Beschluss der außerordentlichen Hauptversammlung der HRE Bank vom 12. September 2003 soll die Anzahl der Mitglieder des Aufsichtsrats auf sechs Mitglieder reduziert werden. Dieser Beschluss ist zur Eintragung in das Handelsregister angemeldet worden.

Das derzeitige gezeichnete Kapital der HRE Bank beträgt € 132.860.432,67 und ist eingeteilt in 51.970.484 Stückaktien. Die Aktien lauten auf den Inhaber. Das Grundkapital der HRE Bank hat sich in den letzten drei Jahren wie folgt entwickelt: Durch Beschluss der Hauptversammlung der Bayerische Handelsbank Aktiengesellschaft vom 28. Juni 2001 ist zur Durchführung der Verschmelzung mit der Nürnberger Hypothekenbank Aktiengesellschaft und der Süddeutsche Bodencreditbank Aktiengesellschaft das Grundkapital der HRE Bank von € 48.572.728,72 um € 84.287.703,95 auf € 132.860.432,67 erhöht worden. Von der Kapitalerhöhung entfiel ein Betrag von € 45.049.024,20 auf die Ausgabe neuer Aktien für den Tausch gegen Aktien der Nürnberger Hypothekenbank Aktiengesellschaft sowie ein Betrag von € 39.238.679,75 auf die Ausgabe neuer Aktien für den Tausch gegen Aktien der Süddeutsche Bodencreditbank Aktiengesellschaft. Durch Beschluss der Hauptversammlung vom 26. Mai 2003 ist ein im Jahr 1999 genehmigtes Kapital aufgehoben und ein neues genehmigtes Kapital geschaffen worden. Gemäß § 7 Abs. 2 der Satzung ist der Vorstand danach ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der HRE Bank einmalig oder mehrfach um einen Betrag von bis zu insgesamt € 66.430.216,34 auf von bis zu € 199.290.649,01 durch Ausgabe neuer Aktien gegen Bareinlage zu erhöhen. Dabei ist den Aktionären ein Bezugsrecht einzuräumen. Der Vorstand ist ermächtigt, Spitzenbeträge von dem Bezugsrecht auszunehmen. Diese Ermächtigungen gelten bis zum 25. Mai 2008.

Die Hypo Real Estate Holding wird nach der Abspaltung mittelbar über die DIA GmbH 100 % der Anteile an der HRE Bank halten.

Gezeichnetes Kapital (aktuell):	€	132.860.432,67
Ergebnis des letzten Geschäftsjahres (31. Dezember 2002):	€	1.450.908,-
Rücklage (31. Dezember 2002):	€	994.731.579,-
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	€	0,-
Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen (31. Dezember 2002):	€	0,-
Beteiligungsbuchwert (30. Juni 2003):	€	705.864.098,33
Forderungen und Verbindlichkeiten gegenüber DIA GmbH (30. Juni 2003):	€	0,-

WestHyp

Die WestHyp ging im Jahre 1961 aus der 1923 gegründeten Thüringischen Landes-Hypothekenbank hervor und ist eine Aktiengesellschaft deutschen Rechts. Sie hat ihren Sitz in Dortmund und ist im Handelsregister des dortigen Amtsgerichts unter Nr. HRB 4152 eingetragen. Satzungsgegenstand der WestHyp ist der Betrieb aller Geschäfte, die einer Hypothekenbank nach den Gesetzen gestattet sind. Die Gewährung von Darlehen in Hypothekenpfandbriefen der Bank ist nach Maßgabe der gesetzlichen Bestimmungen zulässig. Der Vorstand besteht derzeit aus vier Mitgliedern: Frank Hellwig, Theodor Knepper, Dr. Georg Kottmann und Jürgen Töniges. Zum 30. September 2003 sollen Dr. Georg Kottmann und Jürgen Töniges aus dem Vorstand ausscheiden. Der Aufsichtsrat besteht aus zwölf Mitgliedern.

Das derzeitige gezeichnete Kapital der WestHyp beträgt € 39.000.000,- und ist eingeteilt in 78.000 Stückaktien. Die Aktien lauten auf den Inhaber. Das Grundkapital der WestHyp hat sich in den letzten drei Jahren wie folgt entwickelt: Durch Beschluss der Hauptversammlung vom 7. März 2001 wurde das Grundkapital der WestHyp von € 37.000.000,- um € 1.000.000,- auf € 38.000.000,- erhöht. Am 13. März 2002 erfolgte eine weitere Erhöhung des Grundkapitals durch Beschluss der Hauptversammlung um € 1.000.000,- auf € 39.000.000,- Im Jahr 2000 ist zudem ein genehmigtes Kapital geschaffen worden. Der Vorstand ist danach gemäß § 4 Abs. 2 der Satzung ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital in der Zeit bis zum 31. Dezember 2003 um insgesamt höchstens € 5.000.000,- durch ein- oder mehrmalige Ausgabe von Stückaktien gegen Bareinzahlung zu erhöhen.

Die außerordentliche Hauptversammlung der WestHyp vom 29. August 2003 hat die Verschmelzung der WestHyp auf die HRE Bank mit wirtschaftlicher Wirkung zum 1. Januar 2003 beschlossen. Entsprechende Beschlüsse des Aufsichtsrats sowie des Vorstands der HRE Bank erfolgten am 28. Juli 2003. Die Verschmelzung ist zur Eintragung in den für die HRE Bank bzw. die WestHyp zuständigen Handelsregistern angemeldet worden und erfolgt voraussichtlich am 3. November 2003.

Die Hypo Real Estate Holding wird nach der Abspaltung mittelbar über die DIA GmbH und die HRE Bank 100 % der Anteile an der WestHyp halten.

Gezeichnetes Kapital (aktuell):	€	78.000.000,-[1]
Ergebnis des letzten Geschäftsjahres (31. Dezember 2002):	€	13.260.000,-
Rücklagen (31. Dezember 2002):	€	303.708.334,27
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	€	0,-
Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen (31. Dezember 2002):	€	9.945.000,-
Beteiligungsbuchwert (30. Juni 2003):	€	369.125.000,-
Forderungen und Verbindlichkeiten gegenüber DIA GmbH (30. Juni 2003):	€	0,-

[1] Inklusive stiller Beteiligungen in Höhe von € 39 Mio.

FGH Bank

Die Wurzeln der FGH Bank reichen bis zur 1890 in Groningen gegründeten Friesch-Groningsche Hypotheekbank N.V. zurück. Die FGH Bank ist eine Aktiengesellschaft niederländischen Rechts mit Sitz in Utrecht und ist im dortigen Handelsregister unter der Nr. 30049557 eingetragen. Sie wurde 1998 von der HVB AG durch den Kauf von 100 % der Anteile an der Assumij Beheer B.V., die wiederum sämtliche Anteile an der FGH Bank hält, erworben. Im Dezember 2001 schließlich wurde sie von der HVB AG an die HRE Bank veräußert.

Seit 1992 hat die FGH Bank den allgemeinen Bankstatus und ist damit berechtigt, ein weites Spektrum von Bank- und Finanzdienstleistungen zu erbringen. Der Gesellschaftszweck besteht laut Satzung in

der Ausübung allgemeiner Bankgeschäfte. Der Vorstand der FGH Bank besteht aus zwei Mitgliedern: Peter Keur und Manuela Better. Der Aufsichtsrat der FGH Bank hat derzeit vier Mitglieder.

Die FGH Bank und ihre Tochtergesellschaften beschäftigten zum 30. Juni 2003 insgesamt 153 Mitarbeiter. Das autorisierte Grundkapital der FGH Bank beträgt € 68 Mio. und ist eingeteilt in 13.600.000 Namensaktien mit einem jeweiligen Nennbetrag von € 5,-. Das derzeitige gezeichnete Kapital der FGH Bank beträgt € 17.897.500,- und ist eingeteilt in 3.579.500 Namensaktien.

Die HRE Bank und die Rabobank haben am 22. Juli 2003 einen Letter of Intent bezüglich des geplanten Verkaufs sämtlicher Anteile an der Assumij Beheer B.V. unterzeichnet. Der Abschluss eines Kaufvertrags hängt jedoch unter anderem von dem Eintritt der nachfolgenden Bedingungen ab: Erteilung der notwendigen Genehmigungen durch die zuständigen nationalen und europäischen Behörden zu dem Verkauf, Abschluss einer zusätzlichen Vereinbarung zwischen HRE Bank, Rabobank und Aegon N.V. bezüglich der Freistellung der Rabobank von möglichen Zahlungsverpflichtungen aus laufenden Rechtsstreitigkeiten gegen die FGH Bank in den Niederlanden (siehe "Geschäftstätigkeit — Rechtsstreitigkeiten — Rechtsstreitigkeiten FGH Bank") sowie Nichteintritt einer wesentlichen Veränderung der Finanzlage der FGH Bank. Der Kaufvertrag soll nach Eintritt dieser Bedingungen erst nach dem Wirksamwerden der Abspaltung abgeschlossen werden. Die außerordentliche Hauptversammlung der HRE Bank vom 12. September 2003 hat dem Verkauf der Assumij Beheer B.V. zugestimmt.

Die Hypo Real Estate Holding wird nach der Abspaltung mittelbar über die DIA GmbH, die HRE Bank und die Assumij Beheer B.V. zunächst noch 100 % der Anteile an der FGH Bank halten.

Gezeichnetes Kapital (aktuell):	€ 17.897.500,-
Ergebnis des letzten Geschäftsjahres (31. Dezember 2002):	€ 38.577.000,-
Rücklagen (31. Dezember 2002):	€ 327.199.000,-
Auf die gehaltenen Anteile noch einzuzahlender Betrag (aktuell):	€ 0,-
Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen (31. Dezember 2002):	€ 32.600.000,-
Beteiligungsbuchwert Assumij Beheer B.V. (30. Juni 2003):	€ 448.000.000,-
Forderungen und Verbindlichkeiten gegenüber DIA GmbH (30. Juni 2003):	€ 0,-

Wesentliche Aktionäre

Der Aktionärskreis der Gesellschaft wird im Zeitpunkt des Wirksamwerdens der verhältniswahrenden Abspaltung dem Aktionärskreis der HVB AG entsprechen. Auf der Grundlage der von der HVB AG getätigten Veröffentlichungen gemäß § 25 WpHG halten derzeit die Münchener Rück (26,30 % der Stimmrechte) und die Privatstiftung zur Verwaltung von Anteilsrechten, Wien, über die AV-Z Kapitalgesellschaft GmbH, Grünwald, ("AV-Z") (5,27 % der Stimmrechte) entsprechend den Regelungen des WpHG direkt oder indirekt mehr als 5 % der Stimmrechte der HVB AG (siehe auch "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen und der HVB Group — Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Sonstige Geschäfte").

Sämtliche stimmrechtslosen Vorzugsaktien der Gesellschaft, die 2,71 % des Grundkapitals ausmachen, werden von der Bayerische Landesstiftung, München, gehalten.

Abschlussprüfer

Zum Abschlussprüfer der Gesellschaft für das am 31. Dezember 2003 endende Geschäftsjahr wurde von deren Gründerin, der HVB AG, die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstraße 29, 80339 München bestellt.

Die Einzelabschlüsse der HVB AG für die Geschäftsjahre zum 31. Dezember 2000, 2001 und 2002 wurden nach deutschen handelsrechtlichen Vorschriften (HGB) aufgestellt und von KPMG gemäß § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer in Deutschland (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung geprüft und jeweils mit einem uneingeschränkten Bestätigungsvermerk versehen. Die Konzernabschlüsse der HVB AG für die Geschäftsjahre zum 31. Dezember 2000 und 2001 wurden auf Grundlage des § 292a HGB in Übereinstimmung mit den International Accounting Standards ("IAS") erstellt. Seit 2002 gilt die Bezeichnung International Financial Reporting Standards (IFRS) für das Gesamtkonzept der vom International Accounting Standards Board verabschiedeten Standards. Bereits verabschiedete

Standards werden weiter als IAS zitiert. Der Konzernabschluss der HVB AG für das Geschäftsjahr zum 31. Dezember 2002 wurde auf der Grundlage des § 292a HGB in Übereinstimmung mit den IFRS erstellt. Die Konzernabschlüsse der Geschäftsjahre 2000, 2001 und 2002 wurden von KPMG nach den deutschen Prüfungsvorschriften und unter Beachtung der vom IDW festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) geprüft und jeweils mit einem uneingeschränkten Bestätigungsvermerk versehen.

ANGABEN ÜBER DAS KAPITAL DER HYPO REAL ESTATE HOLDING AG

Diese Beschreibung ist eine Zusammenfassung verschiedener Informationen in Bezug auf die Angaben über das Kapital und verschiedener Bestimmungen der Satzung der Gesellschaft sowie des deutschen Aktienrechts. Die Zusammenfassung erhebt keinen Anspruch auf Vollständigkeit. Sie ist hinsichtlich der Satzung und der gesetzlichen Bestimmungen auf dem Stand des Datums dieses Börsenzulassungsprospekts.

Grundkapital

Das Grundkapital der Gesellschaft wird sich im Zeitpunkt des Wirksamwerdens ihrer Eintragung im Handelsregister voraussichtlich am 1. oder 2. Oktober 2003 auf € 402.216.525,- belaufen und in 130.433.775 auf den Inhaber lautende Stammaktien (Stückaktien) mit einem auf die einzelne Aktie entfallenden rechnerischen Nennbetrag von € 3,- je Stückaktie (insgesamt € 391.301.325,-) und 3.638.400 auf den Inhaber lautende Vorzugsaktien ohne Stimmrecht (Stückaktien) mit einem auf die einzelne Aktie entfallenden rechnerischen Nennbetrag von € 3,- je Stückaktie (insgesamt € 10.915.200,-) eingeteilt sein.

Form und Verbriefung der Aktien

Sämtliche Aktien der Gesellschaft lauten auf den Inhaber. Die Aktien sind frei übertragbar.

Form und Inhalt der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand.

Die Gesellschaft kann einzelne Aktien in Aktienurkunden zusammenfassen, die eine Mehrzahl von Aktien verbriefen (Globalaktien, Globalurkunden). Ein Anspruch der Aktionäre auf Verbriefung ihrer Anteile ist ausgeschlossen, soweit nicht eine Verbriefung nach den Regeln erforderlich ist, die an einer Börse gelten, an der die Aktie zugelassen ist.

Genehmigtes Kapital

Der Vorstand der Gesellschaft ist satzungsgemäß ermächtigt, das Grundkapital der Gesellschaft bis zum 13. Mai 2008 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bar- oder Sacheinlagen einmalig oder mehrmalig, jedoch insgesamt höchstens um nominal € 120.000.000,- durch Ausgabe von bis zu 40.000.000 Stückaktien zu erhöhen (Genehmigtes Kapital 2003/I). Bei Aktienausgaben gegen Sacheinlagen ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Wird das Kapital gegen Bareinlagen erhöht, ist den Aktionären ein Bezugsrecht einzuräumen. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen. Der Vorstand ist ferner ermächtigt, im Falle von Kapitalerhöhungen gegen Bareinlagen mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegebenen Aktien insgesamt 10 % des Grundkapitals nicht überschreiten; bei der Berechnung von 10 % des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern sie gemäß § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts erfolgt. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der aktienrechtlichen Bedingungen der Aktienausgabe festzulegen. Es dürfen entweder nur Stammaktien oder Stammaktien und stimmrechtslose Vorzugsaktien, die mit den gleichen Rechten wie die bereits bestehenden Vorzugsaktien ohne Stimmrecht ausgestattet sind, ausgegeben werden. Für den Fall der Ausgabe von Stammaktien und Vorzugsaktien steht unter entsprechendem Ausschluss des Bezugsrechts auf Stammaktien in diesem Fall ein Bezugsrecht auf Vorzugsaktien ausschließlich den Vorzugsaktionären zu; dabei darf der prozentuale Anteil der Vorzugsaktien am Grundkapital nicht erhöht werden. Bei Ausgabe neuer Aktien kann für diese eine von § 60 Abs. 2 Satz 3 AktG abweichende Gewinnbeteiligung festgesetzt werden.

Genussrechte

Die HVB AG hat auf der Grundlage einer Ermächtigung durch ihre Hauptversammlung vom 18. Mai 1993 im Jahre 1997 Genussrechte (WKN 802180) emittiert ("HVB AG-Genussrechte"). Es wurden Genussscheine im Gesamtnennbetrag von DM 1.000.000.000,- begeben. Aufgrund der Abspaltung übernimmt die Hypo Real Estate Holding mit Wirksamwerden der Abspaltung entsprechend dem im Spaltungsplan festgelegten Zuteilungsverhältnis für Aktien von 4:1 die Verpflichtung der HVB AG zur Bedienung und Rückzahlung der Genussrechte in Höhe eines Teilbetrags von DM 200.000.000,- (€ 102.258.376,24) und erhält einmalig mit Wirksamwerden der Abspaltung die zur Erfüllung der Verpflichtungen notwendigen liquiden Mittel. Die Genussscheine lauten auf den Inhaber und sind eingeteilt in 2.000.000 Stück im Nennbetrag von DM 100,- (rund € 51,13).

Die Inhaber von HVB AG-Genussrechten erhalten daher je Genussschein der HVB AG im Nennbetrag von DM 1.000,- (rund € 511,29) Genussrechte der Hypo Real Estate Holding im Nennbetrag von DM 200,- (rund € 102,26). In dem Umfang, in dem die Hypo Real Estate Holding die Verpflichtungen aus den HVB AG-Genussrechten übernimmt, gewährt die Hypo Real Estate Holding den Inhabern von HVB AG-Genussrechten ab Wirksamwerden der Abspaltung Hypo Real Estate Holding-Genussrechte nach Maßgabe der im Kapitel "Genussscheinbedingungen" wiedergegebenen Bedingungen.

Die Genussscheine sind frei übertragbar.

GENUSSSCHEINBEDINGUNGEN

Nachfolgend werden die Bedingungen der Genussscheine, die Gegenstand dieses Prospekts sind, im Wortlaut wiedergegeben.

§ 1

(1) Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, nachstehend "HVB" genannt, hat auf Grundlage der Ermächtigung durch die Hauptversammlung vom 18. Mai 1993 Genußscheine gem. § 10 Abs. 5 KWG im Gesamtnennbetrag von bis zu DM 1.000.000.000 begeben. Aufgrund der Abspaltung zur Neugründung auf die Hypo Real Estate Holding AG gemäß Spaltungsplan vom 26. März 2003 mit Zustimmung der Hauptversammlung der HVB vom 14. Mai 2003 übernimmt die Hypo Real Estate Holding AG (Hypo Real Estate Holding) einen Teilbetrag i.H.v. DM 200.000.000,- (€ 102.258.376,24).

(2) Die Genußscheine lauten auf den Inhaber und sind eingeteilt in 2.000.000 Stück im Nennbetrag von 100,- DM (entspricht: € 51,129188). Die Genußscheine sind in Global-Inhabergenußscheinen verbrieft, die bei der Clearstream Banking AG hinterlegt wurden.

Effektive Genußscheine werden nicht ausgegeben. Den Inhabern der Genußscheine stehen Miteigentumsanteile an den Global-Inhabergenußscheinen zu, die gemäß den Bestimmungen und Regeln der Clearstream Banking AG und außerhalb der Bundesrepublik Deutschland nach den Bestimmungen und Regeln von Euroclear Operations Centre und Cedel S.A. übertragen werden können.

§ 2

(1) Die Genußscheininhaber erhalten eine dem Gewinnanteil der Aktionäre der Hypo Real Estate Holding vorgehende jährliche Ausschüttung in Höhe von 6,75 % des Nennbetrages der Genußscheine.

(2) Der Ausschüttungsanspruch mindert sich insoweit, als sich durch eine Ausschüttung ein Jahresfehlbetrag ergeben würde. Kann aufgrund dieser Begrenzung die zugesagte Ausschüttung ganz oder teilweise nicht erfüllt werden, so ist der fehlende Betrag in den folgenden Geschäftsjahren nachzuzahlen; diese Nachzahlungspflicht besteht nur während der Laufzeit der Genußscheine.

(3) Die Genußscheine sind vom 1. Januar 2003 an ausschüttungsberechtigt.

(4) Die Ausschüttung auf die Genußscheine ist jeweils nachträglich am ersten Bankarbeitstag nach dem Tag der ordentlichen Hauptversammlung der Hypo Real Estate Holding fällig, in der der Jahresabschluss des abgelaufenen Geschäftsjahres vorgelegt und über die Gewinnverwendung Beschluss gefasst wurde.

(5) Ausschüttungen, die auf einen Zeitraum von weniger als einem Jahr zu berechnen sind, werden auf der Grundlage eines Jahres von 360 Tagen, bestehend aus 12 Monaten von je 30 Tagen und im Falle eines Zeitraums von weniger als einem Monat auf der Basis der verstrichenen Tage berechnet.

§ 3

Die Genußscheine verbriefen Gläubigerrechte, keine Gesellschafterrechte, insbesondere kein Teilnahme-, Mitwirkungs- und Stimmrecht in den Hauptversammlungen der Hypo Real Estate Holding.

§ 4

(1) Die Hypo Real Estate Holding behält sich vor, weitere Genußscheine zu gleichen oder anderen Bedingungen auszugeben.

(2) Ein Bezugsrecht der Genußscheininhaber ist nur gegeben, wenn die Hauptversammlung dem zustimmt.

(3) Die Genußscheininhaber haben keinen Anspruch darauf, dass ihre Ausschüttungsansprüche vorrangig vor den Ausschüttungsansprüchen bedient werden, die auf weitere Genußscheine entfallen.

§ 5

Der Bestand der Genußscheine wird vorbehaltlich § 7 durch eine Veränderung des Grundkapitals der Hypo Real Estate Holding nicht berührt.

§ 6

(1) Die Laufzeit der Genußscheine ist bis zum 31. Dezember 2007 befristet. Vorbehaltlich der Bestimmungen über die Teilnahme am Verlust werden die Genußscheine zum Nennbetrag zurückgezahlt. Der zurückzuzahlende Betrag ist am 1. Bankarbeitstag nach dem Tag der ordentlichen Hauptversammlung fällig, der der Jahresabschluss des Geschäftsjahres 31. Dezember 2007 vorgelegt wird. Der zurückzuzahlende Betrag wird vom Ende der Laufzeit der Genußscheine bis zur Fälligkeit entsprechend dem Ausschüttungsanspruch für das Geschäftsjahr 2007 verzinst.

(2) Die Hypo Real Estate Holding kann die Genußscheine unter Einhaltung einer Kündigungsfrist von mindestens zwei Jahren jeweils zum Ende eines Geschäftsjahres – frühestens zum 31. Dezember 2002 – durch Bekanntmachung gem. § 12 kündigen, wenn eine Rechtsvorschrift in der Bundesrepublik Deutschland erlassen, geändert oder in einer Weise angewendet wird, dass dies bei der Hypo Real Estate Holding zu einer Steuerbelastung der Ausschüttungen mit Gewerbe- oder Körperschaftssteuer oder einer an deren Stelle tretenden Steuer führt. Die Kündigung darf in diesem Falle – vorbehaltlich des in Satz 1 bestimmten Zeitpunktes – frühestens zum Ende des Geschäftsjahres ausgesprochen werden, das der Ausschüttung vorangeht, bei der erstmalig die Steuerbelastung bei der Hypo Real Estate Holding anfallen würde. Die gekündigten Genußscheine verbriefen bis zum Wirksamwerden der Kündigung ihre vollen Rechte. Im übrigen gilt Abs. 1 Sätze 2-4 sinngemäß. Die Genußscheininhaber können ihre Genußscheine nicht kündigen.

(3) Die Dauer der in § 801 Abs. 1 Satz 1 BGB festgelegten Vorlegungsfristen für die Genußscheine wird auf 10 Jahre abgekürzt.

§ 7

(1) Die Genußscheininhaber nehmen während der Laufzeit voll an einem etwaigen Jahresfehlbetrag durch Verminderung ihrer Rückzahlungsansprüche im Verhältnis der Rückzahlungsansprüche zu dem in der Bilanz ausgewiesenen gezeichneten Kapital zuzüglich Gewinn- und Kapitalrücklagen sowie Genußscheinkapital teil.

(2) Werden nach einer Teilnahme der Genußscheininhaber am Verlust in folgenden Geschäftsjahren während der Laufzeit der Genußscheine Jahresüberschüsse erzielt, sind aus diesen – nach der gesetzlichen vorgeschriebenen Wiederauffüllung der gesetzlichen Rücklage – die Rückzahlungsansprüche bis zum Nennbetrag der Genußscheine zu erhöhen, bevor eine anderweitige Verwendung der Jahresüberschüsse vorgenommen wird.

(3) Reicht ein Jahresüberschuß zur Wiederauffüllung dieser und bereits begebener Genußscheine nicht aus, so wird die Wiederauffüllung des Kapitals dieser Genußscheine anteilig im Verhältnis seines jeweiligen Gesamtbetrages zum Gesamtnennbetrages früher begebener Genußscheine vorgenommen. Dies gilt auch für künftig zu begebene Genußscheine, sofern deren Bedingungen einen entsprechenden Wiederauffüllungsanspruch vorsehen.

§ 8

Die Genußscheine treten gegenüber allen anderen Gläubigern der Hypo Real Estate Holding im Rang zurück. Im Falle der Insolvenz oder der Liquidation der Hypo Real Estate Holding werden die Genußscheine nach allen anderen Gläubigeransprüchen und vorrangig vor den Aktionären bedient.

§ 9

Nachträglich können die Teilnahme am Verlust (§ 7) nicht geändert, der Nachrang der Genußscheine (§ 8) nicht beschränkt sowie die Laufzeit und die Kündigungsfrist (§ 6) nicht verkürzt werden; eine vorzeitige Rückzahlung ist der Hypo Real Estate Holding ohne Rücksicht auf entgegenstehende Vereinbarungen zurückzugewähren, sofern nicht das Kapital durch die Einzahlung anderen, zumindest gleichwertigen haftenden Eigenkapitals ersetzt worden ist.

§ 10

Sämtliche gemäß diesen Genußscheinbedingungen zahlbare Beträge sind von der Emittentin an die Clearstream Banking AG zwecks Gutschrift auf die Konten der jeweiligen Depotbanken zur Weiterleitung an die Genußscheininhaber zu zahlen.

§ 11

(1) Die Genußscheinbedingungen sowie alle sich daraus ergebenen Rechte und Pflichten bestimmen sich ausschließlich nach dem Recht der Bundesrepublik Deutschland.

(2) Erfüllungsort und ausschließlicher Gerichtsstand für alle Streitigkeiten, die sich aus den in diesen Genußscheinbedingungen geregelten Rechtsverhältnissen ergeben, ist München, soweit nicht zwingende gesetzliche Vorschriften etwas anderes bestimmen.

§ 12

(1) Bekanntmachungen der Hypo Real Estate Holding, die die Genußscheine betreffen, erfolgen im Bundesanzeiger und mindestens einem überregionalen Pflichtblatt der deutschen Wertpapierbörsen.

(2) Zur rechtlichen Wirksamkeit genügt die Veröffentlichung im Bundesanzeiger. Einer besonderen Benachrichtigung der einzelnen Genussscheininhaber bedarf es nicht.

§ 13

Sollte eine der Bestimmungen der Genußscheinbedingungen unwirksam sein oder werden, so bleibt die Wirksamkeit der übrigen Bestimmungen unberührt. Für eine etwa hierdurch entstehende Lücke soll eine dem Sinn und Zweck dieser Bedingungen entsprechende Regelung gelten.

München, im Oktober 2003

Hypo Real Estate Holding AG

ANGABEN ÜBER GESCHÄFTSFÜHRUNGS- UND AUFSICHTSORGANE DER HYPO REAL ESTATE HOLDING AG

Corporate Governance

Vorstand und Aufsichtsrat sind gemäß § 161 AktG, welcher durch das am 26. Juli 2002 in Kraft getretene Transparenz- und Publizitätsgesetz eingeführt wurde, verpflichtet, jährlich zu erklären, dass den vom Bundesministerium der Justiz bekannt gemachten Empfehlungen der "Regierungskommission Deutscher Corporate Governance Kodex" entsprochen wurde und wird oder welche Empfehlungen nicht angewendet wurden oder werden. Dieser Kodex enthält Regeln zur Corporate Governance, u.a. in Bezug auf Aktionäre und Hauptversammlung, Vorstand, Aufsichtsrat, Zusammenwirken von Vorstand und Aufsichtsrat, Transparenz, Rechnungslegung und Abschlussprüfung. Vorstand und Aufsichtsrat der Gesellschaft werden die erste Entsprechenserklärung nach dem wirksamen Entstehen der Gesellschaft in Übereinstimmung mit den gesetzlichen Vorgaben abgeben.

Vorstand

Der Vorstand der Gesellschaft besteht derzeit aus fünf Mitgliedern. Die Satzung der Gesellschaft schreibt vor, dass der Vorstand mindestens zwei Personen umfasst und die genaue Anzahl der Mitglieder des Vorstands vom Aufsichtsrat bestimmt wird. Die Gesellschaft wird gemäß ihrer Satzung durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinschaftlich mit einem Prokuristen vertreten. Vorstandsmitgliedern gegenüber vertritt der Aufsichtsrat die Gesellschaft gerichtlich und außergerichtlich. Sofern in einem Bereich anstelle des Gesamtaufsichtsrats ein Ausschuss zu beschließen berechtigt ist, kann diesem auch die Vertretung der Gesellschaft gegenüber Vorstandsmitgliedern in diesem Bereich übertragen werden.

Die Mitglieder des Vorstands werden durch den Aufsichtsrat auf höchstens fünf Jahre bestellt. Eine wiederholte Bestellung oder Verlängerung der Amtszeit der Vorstandsmitglieder, jeweils für höchstens fünf Jahre, ist zulässig. Ein Vorstandsmitglied kann vor Beendigung seiner Amtszeit aus wichtigem Grund, etwa bei grober Pflichtverletzung, oder wenn die Hauptversammlung dem Vorstandsmitglied das Vertrauen entzieht, durch einen Beschluss des Aufsichtsrats abberufen werden. Den Vorstandsmitgliedern ist es nicht gestattet, sich mit Geschäften zu befassen oder über Geschäfte abzustimmen, die Vereinbarungen zwischen den Vorstandsmitgliedern und der Gesellschaft betreffen. Hierüber entscheidet der Aufsichtsrat. Vorstandsmitglieder sind der Gesellschaft gegenüber in den Fällen haftbar, in denen sie Partei einer wichtigen Vereinbarung zwischen der Gesellschaft und einem dritten Unternehmen sind und diese Vereinbarung nicht gegenüber dem Aufsichtsrat offengelegt und von ihm genehmigt worden ist. Der Vorstand muss dem Aufsichtsrat über die laufenden Geschäfte der Hypo Real Estate Holding regelmäßig Bericht erstatten.

Die nachfolgende Tabelle zeigt die gegenwärtigen Mitglieder des Vorstands, die sämtlich zum 28. Juli 2003 bestellt worden sind, unter Angabe des Ablaufs der Amtsperiode, ihrer gegenwärtigen Zuständigkeit sowie der Mitgliedschaften in gesetzlich zu bildenden Aufsichtsräten:

Name	Jahr der ersten Bestellung	Ablauf der Amtsperiode	Zuständigkeit/Tätigkeit	Mitgliedschaft in gesetzlich zu bildenden Aufsichtsräten
Georg Funke	2003	2008	Vorstandsvorsitzender	Vorsitzender des Aufsichtsrats der WürttHyp Vorsitzender des Aufsichtsrats der WestHyp Vorsitzender des Aufsichtsrats der HRE Bank (voraussichtlich ab 1. Oktober 2003)
Johann Berger	2003	2008	Mitglied des Vorstands der HRE Bank	stv. Vorsitzender des Aufsichtsrats der WestHyp

Name	Jahr der ersten Bestellung	Ablauf der Amtsperiode	Zuständigkeit/ Tätigkeit	Mitgliedschaft in gesetzlich zu bildenden Aufsichtsräten
Dr. Paul Eisele	2003	2008	Vorstandssprecher der WürttHyp	stv. Vorsitzender des Aufsichtsrats der WestHyp Mitglied des Aufsichtsrats der HRE Bank (voraussichtlich ab 1. Oktober 2003)
Dr. Markus Fell	2003	2008	Chief Financial Officer/ Chief Operating Officer (CFO/COO)	Mitglied des Aufsichtsrats der WestHyp Mitglied des Aufsichtsrats der WürttHyp Mitglied des Aufsichtsrats der HRE Bank (voraussichtlich ab 1. Oktober 2003)
Frank Lamby	2003	2008	Chief Risk Officer (CRO)	stv. Vorsitzender des Aufsichtsrats der WürttHyp stv. Vorsitzender des Aufsichtsrats der HRE Bank (voraussichtlich ab 1. Oktober 2003) Mitglied des Aufsichtsrats der WestHyp

Georg Funke begann seine Laufbahn 1972 bei der Westdeutsche Wohnhäuser AG, Essen (1975 Versetzung zur Thyssen Wohnstätten AG), mit Stationen in den Bereichen Finanzen und Rechnungsprüfung. 1984 trat er in die damalige Bayerische Hypotheken- und Wechsel-Bank AG ein. Ab 1989 war er als Co-Leiter der Niederlassung London tätig und wurde 1998 zum Leiter des Geschäftsbereichs Großbritannien im Unternehmensbereich Immobilienfinanzierungsgeschäft und Immobilienkunden ernannt. Im selben Unternehmensbereich ist er seit Januar 2000 Mitglied des Bereichsvorstands der HVB AG. Seit September 2001 ist er zudem Mitglied des Vorstands der HRE Bank, seit 1. Januar 2003 als dessen Vorsitzender. Geplant ist ein Ende dieser Vorstandstätigkeit zum vierten Quartal 2003. Seit Juni 2003 ist Herr Funke Mitglied der Geschäftsführung der DIA GmbH und seit Juli 2003 Vorsitzender des Vorstands der Hypo Real Estate Holding. Darüber hinaus ist er Vorsitzender des Aufsichtsrats der FGH Bank und soll ab Oktober 2003 die Position des CEO der Hypo Real Estate Bank International übernehmen.

Johann Berger trat 1976 in die damalige Bayerische Vereinsbank AG ein. Nach verschiedenen Führungspositionen im Kreditbereich innerhalb der HVB Group, zuletzt als Leiter Work-out im Geschäftsbereich Firmenkunden, wurde Herr Berger im April 2001 Mit-Leiter des Geschäftsbereichs Amerika/International Real Estate im damaligen Unternehmensbereich Immobilienfinanzierungsgeschäft und Immobilienkunden der HVB AG und in dieser Funktion für das Risikomanagement verantwortlich. Im April 2003 wurde er Mitglied des Vorstands der HRE Bank und im Juni 2003 zusätzlich Geschäftsführer der DIA GmbH. Seit Juli 2003 gehört er dem Vorstand der Hypo Real Estate Holding an.

Dr. Paul Eisele war von 1976 bis 1977 als Kreditspezialist bei der Stuttgarter Volksbank e.G. tätig. Seit 1977 hat er verschiedene Positionen bei der WürttHyp inne. Seit 1993 ist er Vorstandsmitglied der WürttHyp und seit 2001 Vorstandssprecher. Er ist zudem Mitglied des Verwaltungsrats der PBI Lux. Außerdem ist er seit Juni 2003 Geschäftsführer der DIA GmbH. Seit Juli 2003 gehört er dem Vorstand der Hypo Real Estate Holding an.

Dr. Markus Fell trat 1989 in die damalige Bayerische Vereinsbank AG ein. Nach verschiedenen Führungspositionen innerhalb der HVB Group, zuletzt als Leiter des Konzernbereichs Group Corporate Development, wurde Dr. Fell im März 2003 Geschäftsführer der DIA GmbH. Er gehört seit Juli 2003 dem Vorstand der Hypo Real Estate Holding an und soll ab April 2004 dem *Board of Directors* der Hypo Real Estate Bank International angehören. Dr. Fell ist Mitglied des *Board of Directors* der REC UK, des *Conseil de Surveillance* der REC France und Mitglied des Verwaltungsrats der PBI Lux. Es ist vorgesehen, dass er künftig dem *Board of Directors* der REC USA angehört.

Frank Lamby trat 1986 bei der damaligen Bayerische Vereinsbank AG ein. Nach verschiedenen Führungspositionen innerhalb der HVB Group, u.a. als Regionalbereichsleiter Firmenkunden Sachsen-Thüringen und Sachsen-Anhalt und zuletzt als Leiter des Zentralbereichs Kredit Inland/Ausland im Unternehmensbereich Immobilienfinanzierungsgeschäft und Immobilienkunden, wurde Herr Lamby im September 2001 Mitglied des Vorstands der HRE Bank. Geplant ist ein Ende dieser Vorstandstätigkeit zum vierten Quartal 2003. Seit Januar 2002 ist er Mitglied des Bereichsvorstands im Geschäftsfeld Real Estate/Risikomanagement der HVB AG. Außerdem ist er seit Juni 2003 Geschäftsführer der DIA GmbH. Herr Lamby ist seit Juli 2003 Mitglied des Vorstands der Hypo Real Estate Holding und soll ab Oktober 2003 dem *Board of Directors* der Hypo Real Estate Bank International angehören. Herr Lamby ist stellvertretender Vorsitzender des *Conseil de Surveillance* der REC France sowie Mitglied des *Board of Directors* der REC USA, Mitglied des Verwaltungsrates der REC Iberia und Mitglied des *Board of Directors* der REC UK.

Die Mitglieder des Vorstands sind unter der Adresse der Gesellschaft erreichbar.

Gegen kein Mitglied des Vorstands der Gesellschaft wurden Sanktionen (Verurteilungen, Strafen, Bußgelder, Berufsverbote) für die Verletzung in- oder ausländischer Bestimmungen des Straf- und Kapitalmarktrechts verhängt.

Aufsichtsrat

Nach der Satzung der Gesellschaft besteht der Aufsichtsrat aus drei Mitgliedern. Die Aufsichtsratsmitglieder werden von der Hauptversammlung gewählt. Sie können grundsätzlich zu jedem Zeitpunkt durch Beschluss der Hauptversammlung, der mit einer Mehrheit von drei Vierteln der Stimmen gefasst werden muss, abberufen werden. Darüber hinaus kann jedes Mitglied sein Amt durch schriftliche Erklärung an den Vorstand niederlegen.

Der Aufsichtsrat ist beschlussfähig, wenn alle drei Mitglieder an der Beschlussfassung teilnehmen. Aufsichtsratsmitglieder können mit Zustimmung des Aufsichtsratsvorsitzenden auch per Telefon oder Videokonferenz an einer Sitzung des Aufsichtsrats teilnehmen. Die Beschlüsse des Aufsichtsrats werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich andere Mehrheiten vorgeschrieben sind. Der Aufsichtsrat tritt mindestens zweimal pro Kalenderhalbjahr zusammen. Seine gesetzlichen Funktionen sind u.a.:

- die Geschäftsführung der Gesellschaft zu überwachen;
- den Vorstand der Gesellschaft zu bestellen; und
- Geschäften zuzustimmen, die nach Gesetz zustimmungspflichtig sind oder die der Aufsichtsrat generell oder im Einzelfall von seiner Zustimmung abhängig gemacht hat (siehe insoweit auch "— Vorstand").

Die Mitglieder des Aufsichtsrats werden regelmäßig für die Zeit bis zur Beendigung der Hauptversammlung gewählt, die über die Entlastung der Aufsichtsratsmitglieder für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Geschäftsjahr, in dem die Amtszeit beginnt, wird dabei nicht mitgerechnet. Die Wiederbestellung von Aufsichtsratsmitgliedern ist zulässig.

Der erste Aufsichtsrat der Hypo Real Estate Holding setzt sich gemäß §§ 96 Abs. 1, 101 Abs. 1 AktG ausschließlich aus Aufsichtsratsmitgliedern der Aktionäre zusammen. Nach § 135 Abs. 2 UmwG, §§ 30 Abs. 1, 31 Abs. 1 AktG i.V.m. § 7 Abs. 1 der Satzung der Hypo Real Estate Holding besteht der erste Aufsichtsrat aus drei Mitgliedern. Die Amtszeit des ersten Aufsichtsrats der Hypo Real Estate Holding endet mit Ablauf der Hauptversammlung, die über die Entlastung für das erste Geschäftsjahr der Hypo Real Estate Holding beschließt. Dem Aufsichtsrat werden gemäß §§ 76 Abs. 6, 77a BetrVG 1952 keine Arbeitnehmervertreter angehören. Die Abspaltung hat keinen Einfluss auf die Zusammensetzung von Aufsichtsräten, die bei Beteiligungsunternehmen der DIA GmbH nach den dort jeweils maßgeblichen Vorschriften zu bilden sind. So blieben etwa die Mandate der Arbeitnehmervertretungen in den Aufsichtsräten der WürttHyp, der HRE Bank und der WestHyp von der Abspaltung unberührt. Die Arbeitnehmer dieser Gesellschaften sind daher weiterhin in dem Aufsichtsrat ihres jeweiligen Unternehmens vertreten. Bei der Hypo Real Estate Bank International sind keine Arbeitnehmer in Organen der Gesellschaft vertreten; durch die Abspaltung ergeben sich auch insoweit keine Veränderungen.

In der folgenden Tabelle sind die gegenwärtigen Mitglieder des Aufsichtsrats der Hypo Real Estate Holding unter Angabe des Jahres ihrer erstmaligen Wahl, des Ablaufs ihrer Amtsperiode, der Tätigkeiten außerhalb der Gesellschaft sowie ihrer weiteren Mitgliedschaften in anderen gesetzlich zu bildenden Aufsichtsräten und vergleichbaren ausländischen Kontrollgremien aufgeführt:

Name	Jahr der ersten Wahl	Ablauf der Amtsperiode	Tätigkeiten außerhalb der Gesellschaft und weitere Aufsichtsratsmandate
Kurt F. Viermetz	2003	2004	stv. Vorsitzender des Aufsichtsrats der HVB AG Mitglied des Aufsichtsrats der ERGO Versicherungsgruppe AG Mitglied des Aufsichtsrats der Ruhrgas AG Mitglied des *Board of Directors* der Grosvenor Estate Holdings, London Mitglied des Beirats der Federal Reserve Bank of New York Vorsitzender des International Capital Markets Advisory Committee der New York Stock Exchange Vorsitzender des *Board of Directors* der Hypo Real Estate Bank International (geplant für viertes Quartal 2003)
Dr. Ferdinand Graf von Ballestrem	2003	2004	Mitglied des Vorstands der MAN AG Vorsitzender des Aufsichtsrats der Schwäbische Hüttenwerke GmbH Mitglied des Aufsichtsrats der MAN Technologie AG stv. Vorsitzender des Aufsichtsrats der Renk AG Mitglied des Aufsichtsrats der Bayerische Versicherungsbank AG Mitglied des Aufsichtsrats der SMS AG Mitglied des Aufsichtsrats der MAN Roland Druckmaschinen AG Mitglied des Aufsichtsrats der HRE Bank Vorsitzender des *Board of Directors* der MFI UK Ltd. Vorsitzender des *Board of Directors* der MAN Capital Corporation
Dr. Götz Wricke	2003	2004	Mitglied des Vorstands der ERGO Versicherungsgruppe AG Vorsitzender des Vorstands der Hamburg-Mannheimer Versicherungs-AG Vorsitzender des Vorstands der Hamburg-Mannheimer Sachversicherungs-AG Vorsitzender des Aufsichtsrats der Hamburg-Mannheimer Rechtsschutzversicherungs-AG Mitglied des Aufsichtsrats der HRE Bank Vorsitzender des Verwaltungsrats der Hamburg-Mannheimer N.V., Brüssel Vorsitzender des Verwaltungsrats der Lion Belge S.A., Brüssel Mitglied des Verwaltungsrats der PIETTE & PARTNERS Verzekeringsmaatschapij N.V., Kortrijk stv. Vorsitzender des Aufsichtsrats der Union Versicherungs AG, Wien

Zum Vorsitzenden des Aufsichtsrats wurde Herr Kurt F. Viermetz gewählt. Die Mitglieder des Aufsichtsrats sind unter der Adresse der Gesellschaft erreichbar.

Vergütung der Mitglieder des Vorstands und des Aufsichtsrats

Vorstand

Da die Gesellschaft erst mit Wirksamwerden der Abspaltung entsteht, waren die Mitglieder des Vorstands bislang nicht bei ihr angestellt. Die neu abzuschließenden Dienstverträge zwischen der Gesellschaft und den Mitgliedern des Vorstands werden neben einer fixen Vergütungskomponente auch eine variable Vergütungskomponente in Form eines jährlichen Bonus vorsehen, der sowohl einen individuellen als auch einen vom Unternehmenserfolg abhängigen Teil beinhaltet. Die Hypo Real Estate Group wird im Geschäftsjahr 2003 voraussichtlich insgesamt rund € 5,4 Mio. für den Vorstand aufwenden. Davon werden rund € 2,26 Mio. auf feste und rund € 3,14 Mio. auf variable Vergütungsbestandteile entfallen. Die variable Komponente wird sich auf ca. 58 % der Gesamtvergütung der Vorstandsmitglieder belaufen.

Aufsichtsrat

Jedes Mitglied des Aufsichtsrats erhält satzungsgemäß außer dem Ersatz seiner Auslagen und der auf die Aufsichtsratstätigkeit entfallenden Umsatzsteuer eine feste, nach Ablauf des Geschäftsjahres zahlbare Vergütung in Höhe von jährlich € 60.000,-. Der Vorsitzende des Aufsichtsrats erhält das Eineinhalbfache der genannten Vergütungen.

D&O Versicherung

Darüber hinaus wird die Gesellschaft zugunsten der Mitglieder des Vorstands und des Aufsichtsrats eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftung dieser Organmitglieder abdeckt.

Hauptversammlung

Die ordentliche Hauptversammlung der Gesellschaft beschließt über die Entlastung des Vorstands und des Aufsichtsrats, die Gewinnverwendung, die Wahl des Abschlussprüfers und ggf. die Feststellung des Jahresabschlusses. Sie wählt außerdem die Aktionärsvertreter des Aufsichtsrats. Sie findet innerhalb der ersten acht Monate eines jeden Geschäftsjahres statt und wird durch den Vorstand oder den Aufsichtsrat einberufen. Die Einberufung muss mindestens einen Monat vor dem letzten Hinterlegungstag, den Tag der Veröffentlichung und den letzten Hinterlegungstag nicht mitgerechnet, im elektronischen Bundesanzeiger und in einem überregionalen Börsenpflichtblatt bekannt gemacht werden. Die Zustimmung der Aktionäre ist für wichtige Unternehmensentscheidungen notwendig, z.B. Kapitalerhöhungen oder -herabsetzungen, Ermächtigung zur Ausgabe von Aktienoptionen und Wandelschuldverschreibungen, Ausgabe von Optionsanleihen, Genussscheinen und Genussrechten sowie Satzungsänderungen. Außerordentliche Hauptversammlungen werden durch den Vorstand oder den Aufsichtsrat einberufen. Aktionäre, die einzeln oder zusammen mindestens 5 % des Grundkapitals der Gesellschaft halten, können die Einberufung einer Hauptversammlung verlangen. Aktionäre, die zusammen mindestens 5 % des Grundkapitals der Gesellschaft oder mindestens € 500.000,- am Grundkapital halten, können verlangen, dass Tagesordnungspunkte auf der Hauptversammlung behandelt werden und dass diese Tagesordnungspunkte vor Stattfinden der Hauptversammlung veröffentlicht werden. Die Einladung zur Hauptversammlung muss Auskunft über die Uhrzeit, den Ort der Hauptversammlung, die Tagesordnung und die Bedingungen für eine Teilnahme der Aktionäre enthalten. Hauptversammlungen können am Sitz der Gesellschaft in München, an einem deutschen Börsenplatz oder an einem Ort in Deutschland mit mehr als 100.000 Einwohnern stattfinden.

Zur Teilnahme an der Hauptversammlung ist jeder Aktionär berechtigt. Um in der Hauptversammlung das Stimmrecht ausüben zu können, müssen die Aktionäre ihre Aktien spätestens bis zum Ablauf des fünften Tages vor dem Versammlungstag bei der Gesellschaft oder bei einem Notar oder bei einer Wertpapiersammelbank oder bei den sonst in der Einladungsbekanntmachung bezeichneten Stellen bis zur Beendigung der Hauptversammlung hinterlegen. Fällt der letzte Tag der Hinterlegungsfrist auf einen Sonntag, einen am Hinterlegungsort staatlich anerkannten Feiertag oder einen Tag, an dem die Schalter der Kreditinstitute geschlossen sind, so endet die Hinterlegungsfrist am ersten auf diesen Tag folgenden Arbeitstag der Kreditinstitute. Der Hinterlegung wird auch dadurch genügt, dass Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt werden. Im Falle der Hinterlegung der Aktien bei einem Notar oder bei einer Wertpapiersammelbank ist die von diesen auszustellende Bescheinigung spätestens an dem Tag nach Ablauf der Hinterlegungsfrist bei der Gesellschaft einzureichen. Aktionäre können für die Vertretung auf der Hauptversammlung Bevollmächtigte ernennen.

Die Hauptversammlung darf in Ton und Bild übertragen werden. Die näheren Einzelheiten werden vom Vorstand mit Zustimmung des Aufsichtsrats festgelegt; soweit eine Übertragung der Hauptversammlung in Ton und Bild stattfindet, ist hierauf sowie auf die weiteren Einzelheiten in der Einladung zur Hauptversammlung hinzuweisen.

Die Leitung der Hauptversammlung liegt beim Vorsitzenden des Aufsichtsrats oder, im Falle seiner Verhinderung, bei seinem Stellvertreter. Alle Mitglieder des Vorstands und des Aufsichtsrats sollen an der Hauptversammlung teilnehmen.

Stimmrechte und Beschlüsse der Hauptversammlung

Jede Stammaktie der Gesellschaft gewährt eine Stimme in der Hauptversammlung. Soweit den Vorzugsaktionären der Gesellschaft nach dem Gesetz ein Stimmrecht zusteht, was der Fall ist, wenn der Vorzugsbetrag in einem Jahr nicht oder nicht vollständig gezahlt und der Rückstand im nächsten Jahr nicht neben dem vollen Vorzug dieses Jahres nachgezahlt wird, gewährt auch jede Vorzugsaktie eine Stimme, bis die Rückstände nachgezahlt sind (siehe auch "Risikofaktoren — Sonstige Risiken — Stimmrechtsverwässerung durch Aufleben der Stimmrechte aus den Vorzugsaktien"). Weder das Aktiengesetz noch die Satzung sehen ein Quorum für die Beschlussfähigkeit der Hauptversammlung vor. Für das Zustandekommen eines zustimmenden Beschlusses ist die Mehrheit der abgegebenen Stimmen (einfache Stimmenmehrheit) maßgebend, solange nicht gesetzlich oder satzungsgemäß eine größere Mehrheit vorgeschrieben ist oder weitere Erfordernisse bestimmt sind. Derzeit sieht die Satzung keine größere Mehrheit oder weiteren Erfordernisse vor. Das Aktiengesetz bzw. das Umwandlungsgesetz erfordern unter anderem für folgende Beschlüsse neben einer einfachen Stimmenmehrheit auch eine Mehrheit von mindestens drei Vierteln des bei der Hauptversammlung vertretenen Grundkapitals: Schaffung von genehmigtem und bedingtem Kapital, Kapitalherabsetzungen, Auflösung der Gesellschaft, Verschmelzung oder Zusammenschluss der Gesellschaft mit einer anderen Gesellschaft oder eine Ausgliederung, die Verpflichtung zur Übertragung aller oder aller wesentlichen Vermögenswerte der Gesellschaft, Abschluss von Unternehmensverträgen, Änderung der Rechtsform oder des Unternehmensgegenstandes der Gesellschaft sowie der Ausschluss des Bezugsrechts in Verbindung mit einer Kapitalerhöhung. Sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, genügt satzungsgemäß, soweit gesetzlich zulässig, die einfache Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals. Bei Stimmengleichheit gilt ein Antrag als abgelehnt.

GESCHÄFTE UND RECHTSBEZIEHUNGEN MIT NAHESTEHENDEN PERSONEN UND DER HVB GROUP

Geschäfte und Rechtsbeziehungen mit nahestehenden Personen

Unter der Gesellschaft nahestehenden Personen sind zu verstehen: Mitglieder des Geschäftsführungs- und Aufsichtsorgans der Gesellschaft und deren Ehepartner, eingetragene Lebenspartner und Verwandte ersten Grades, nicht konsolidierte Unternehmen, an denen die Gesellschaft unmittelbar oder mittelbar mindestens fünf vom Hundert des Kapitals oder der Stimmrechte hält, Unternehmen, die an der Gesellschaft unmittelbar oder mittelbar mindestens fünf vom Hundert des Kapitals oder der Stimmrechte halten, Unternehmen, an denen Mitglieder des Geschäftsführungs- und Aufsichtsorgans der Gesellschaft unmittelbar oder mittelbar mindestens fünf vom Hundert des Kapitals oder der Stimmrechte halten, Unternehmen, in denen Mitglieder des Geschäftsführungs- und Aufsichtsorgans der Gesellschaft Mitglied der Geschäftsführung oder persönlich haftende Gesellschafter sind sowie Stiftungen, Treuhandschaften und vergleichbare in- oder ausländische Rechtsstrukturen, deren Begünstigte Mitglieder des Geschäftsführungsorgans der Gesellschaft sind.

Aktienbesitz

Basierend auf der Anzahl der derzeit von ihnen gehaltenen HVB-Aktien werden die Mitglieder des Vorstands der Gesellschaft unmittelbar nach Wirksamwerden der Abspaltung insgesamt 31.284 Aktien der Gesellschaft (entsprechend ca. 0,02 % der Stimmrechte), die Mitglieder des Aufsichtsrats insgesamt 40.000 Aktien (entsprechend ca. 0,03 % der Stimmrechte) und weitere nahestehende Personen insgesamt 54 Aktien halten.

Weder Vorstands- noch Aufsichtsratsmitglieder noch weitere nahestehende Personen halten Optionen auf Aktien der Gesellschaft.

Kredite

Weder Vorstands- noch Aufsichtsratsmitgliedern noch weiteren nahestehenden Personen wurden seitens einer Gesellschaft der Hypo Real Estate Group Kredite gewährt.

Sonstige Geschäfte

Die Hypo Real Estate Group steht in branchenüblichen Geschäftsbeziehungen mit der Münchener Rück und Gesellschaften der Münchener Rück Gruppe.

Geschäfte und Rechtsbeziehungen mit der HVB Group

Risikoschirm

Mit Vereinbarung vom April 2003 hat sich die HVB AG gegenüber der HRE Bank und der WestHyp zum Ausgleich von Jahresfehlbeträgen in den Geschäftsjahren 2003 und 2004 bei der HRE Bank und nachrangig auch der WestHyp vor oder nach deren Verschmelzung auf oder mit der HRE Bank verpflichtet, soweit die Jahresfehlbeträge durch in diesen Jahren gebildete Einzelwertberichtigungen bedingt wurden. Die Verpflichtung trat rückwirkend zum 1. Januar 2003 in Kraft. Die Verpflichtung ist auf einen Höchstbetrag von insgesamt € 590 Mio. begrenzt. Soweit der für das Jahr 2003 vorgesehene Höchstbetrag von ca. € 460 Mio. nicht in Anspruch genommen wird, erhöht sich der im Jahr 2004 ausnutzbare Höchstbetrag von € 130 Mio. um den entsprechenden Differenzbetrag. Die HRE Bank kann dabei die HVB AG vorrangig in Anspruch nehmen. Die WestHyp kann die HVB AG nur dann in Anspruch nehmen, wenn der in den Jahren 2003 und 2004 ausnutzbare Betrag nicht durch die Inanspruchnahme durch die HRE Bank verbraucht ist.

Wird der zugesagte Betrag von der HRE Bank und ggf. der WestHyp in den beiden Geschäftsjahren nicht in voller Höhe in Anspruch genommen, erhält die HRE Bank vom Differenzbetrag 20 % als verlorenen Zuschuss zum gleichen Zeitpunkt wie die Zahlung auf den Ausgleichsanspruch.

Die HRE Bank ist ihrerseits verpflichtet, an die HVB AG Zahlungen in Höhe von 35 % aller Erträge zu leisten, die bei der HRE Bank in den Geschäftsjahren 2005 bis 2009 durch die Auflösung von Einzelwertberichtigungen entstehen. Diese Regelung gilt unabhängig davon, wann die jeweiligen Einzelwertberichtigungen gebildet wurden. Diese Zahlungsverpflichtung der HRE Bank ist durch die Höhe der tatsächlich von der HVB AG nach dieser Vereinbarung bezahlten oder ausgeglichenen Beträge begrenzt. Entsprechendes gilt für die WestHyp. Die Vereinbarung über den Risikoschirm, der die Organe der HRE Bank und der WestHyp zugestimmt haben, soll vorsorglich noch in deren Handelsregister vermerkt werden.

Liquiditätslinien

Es ist vorgesehen, dass die HVB AG der Hypo Deutschland eine Kreditlinie in Höhe von € 1 Mrd. sowie eine weitere Kreditlinie in Höhe von € 500 Mio. gewährt. Beide Geschäfte sind in jeweils drei Tranchen mit unterschiedlicher Laufzeit gegliedert. Ziehungen innerhalb dieser Tranchen müssen bis spätestens 2007 bis 2009 zurückgezahlt sein. Darüber hinaus soll eine einjährige Liquiditätsfazilität (Kontokorrentkredit) in Höhe von € 800 Mio. vergeben werden.

Portfolioübertragungen

Physische Übertragung

Die HVB AG, die Hypo Real Estate Bank International und die REC France haben am 18. September 2003 einen Vertrag zur Kreditübernahme (physische Übertragung) samt Fundingregelung inkl. Neugeschäft 2003 sowie Garantieübernahme geschlossen, der die Übertragung eines Auslandsportfolios der HVB AG (ohne USA) an gewerblichen Immobilienfinanzierungsverträgen nebst Sicherungsverträgen in Höhe von ca. € 3,1 Mrd. bezogen auf Inanspruchnahmen (Stand: 30. Juni 2003) von der HVB AG auf die Hypo Real Estate Bank International bzw. die REC France regelt.

Die Hypo Real Estate Bank International bzw. – bezogen auf Frankreich-Kredite – die REC France haben sich verpflichtet, die vertragsgegenständlichen Kreditverträge sowie alle zur Besicherung geschlossenen Sicherheitenverträge, soweit die Sicherheiten nicht bereits mit der Forderung aufgrund von Akzessorietät übergegangen sind, zu übernehmen. Die Kreditübernahme sowie die Übertragung der Sicherheitenverträge erfolgt unter den aufschiebenden Bedingungen der Bezahlung der vereinbarten Vergütung, der Zustimmung des jeweiligen Kreditnehmers sowie ggf. der Konsorten. Der Übergang der zu übertragenden Kredite wird erst mit Erfüllung sämtlicher Wirksamkeitserfordernisse nach der jeweils einschlägigen ausländischen Rechtsordnung wirksam.

Sofern ein Kreditnehmer oder Dritter nach der Übernahme eines Kredits durch die Hypo Real Estate Bank International Forderungen oder Ansprüche gegen die HVB AG geltend macht, muss sich die Hypo Real Estate Bank International im Innenverhältnis so behandeln lassen, als ob die HVB AG von allen Pflichten und Ansprüchen durch die Übernahme des Kredits frei geworden ist, sie insbesondere von allen Zahlungsansprüchen freistellen. Mit Wirksamwerden der Kreditübernahme gehen alle Rechte und Pflichten aus den Kreditverträgen nebst Sicherungsverträgen auf die Hypo Real Estate Bank International bzw. die REC France über. Soweit bis zur Übertragung die zugesagten Linien beansprucht werden, werden die im Zeitpunkt der Übertragung dann bestehenden Valuten übernommen.

Sofern sich im Einzelfall Übertragungshindernisse ergeben, werden die Parteien den Vertrag insoweit situationsadäquat einvernehmlich anpassen. Soweit durch den Umstand, dass Kreditverträge einer ausländischen Rechtsordnung unterliegen und deswegen weitere oder andere (Rechts-)Handlungen oder Formerfordernisse für die Übernahme der Kreditverträge und Abtretung der Forderungen erforderlich sind, haben sich die Parteien zur Vornahme dieser (Rechts-) Handlungen bzw. zur Erfüllung der Formerfordernisse verpflichtet.

Die Vergütung für die Übertragung der Kredite ist am 25. September 2003 fällig. Die Vergütung ermäßigt sich in Höhe der von dem einzelnen Darlehensnehmer (oder auf dessen Veranlassung) seit Festsetzung der Vergütung an die HVB AG auf das jeweilige Kreditverhältnis geleisteten Zahlungen. Sofern die Übertragung der Sicherheiten nach der jeweils einschlägigen ausländischen Rechtsordnung weiterer Voraussetzungen bedarf, haben sich die Hypo Real Estate Bank International bzw. die REC France verpflichtet, diese Voraussetzungen herbeizuführen. Die HVB AG hat sich verpflichtet,

an der Erfüllung dieser Voraussetzungen mitzuwirken, soweit dies rechtlich erforderlich ist. Sofern die Übertragung der für die Kreditforderungen bestellten Sicherheiten der Zustimmung oder einer sonstigen Mitwirkung des Kreditnehmers bzw. Sicherungsgebers oder sonstiger (Rechts-)Handlungen oder Formerfordernisse bedarf, werden die Sicherheiten von der HVB AG bis zum Wirksamwerden der Übertragung treuhänderisch für die Hypo Real Estate Bank International bzw. die REC France gehalten.

Auf Wunsch der Hypo Real Estate Bank International wird die HVB AG bei in London gebuchten Konsortialkrediten, bei denen sie Agent ist, bestimmte Sicherheiten auch nach Übergang der besicherten Forderungen behalten und diese für die Hypo Real Estate Bank International und ggf. auch für Konsortialbanken treuhänderisch verwahren und verwalten, wenn und soweit sich die Hypo Real Estate Bank International verpflichtet, auf Haftungsansprüche in diesem Zusammenhang zu verzichten und die HVB AG von Haftungsansprüchen der Syndikatsbanken freizustellen. Die mit der Verwaltung der Sicherheiten zusammenhängenden Arbeiten werden auf die Hypo Real Estate Bank International delegiert, wobei die Hypo Real Estate Bank International berechtigt ist, diese an die RECs weiter zu delegieren. Entsprechendes gilt für die Stellung der HVB AG als Agent bei solchen Krediten insgesamt. Wird kein entsprechender Wunsch geäußert, sind bei Übergang der Forderungen auch die Rechte und Pflichten aus der Agenten-Rolle von der HVB AG auf die Hypo Real Estate Bank International nach Maßgabe der zugrunde liegenden Kreditverträge zu übertragen.

Das gewerbliche Immobilienkreditportfolio der HVB AG in Italien (samt Sicherheiten und Funding) soll im Wege der Übertragung eines Geschäftsbetriebs im Ganzen durch einen gesonderten notariellen Vertrag auf die Hypo Real Estate Bank International übertragen werden.

Die HVB AG hat sich verpflichtet, zusammen mit den physisch zu übertragenden Forderungen auch die Refinanzierung zur Verfügung zu stellen. Die HVB AG hat sich verpflichtet, der Hypo Real Estate Bank International Fundingmittel in Höhe der zum Zeitpunkt des Wirksamwerdens der Kreditübernahme valutierenden Darlehensforderungen zur Verfügung zu stellen. Die HVB AG soll der Hypo Real Estate Bank International ein Nachrangdarlehen in Höhe von € 600 Mio. mit einer Laufzeit von zehn Jahren und einem einseitigen Kündigungsrecht der Hypo Real Estate Bank International nach fünf Jahren einräumen. Das Nachrangdarlehen wird auf das von der HVB AG zugesagte Fundingvolumen angerechnet.

Neben dem Nachrangdarlehen können die Fundingmittel in Form eines von der HVB AG an die Hypo Real Estate Bank International eingeräumten Kredites und/oder in Form von Wertpapieren (*bonds*), die durch die Hypo Real Estate Bank International oder die PBI Lux aufgelegt werden, dargestellt werden. Die Fälligkeit der Fundingmittel orientiert sich an der Fälligkeit der Cashflows aus den zu übertragenden Darlehen. Die HVB AG hat sich außerdem zu einer Refinanzierung des Neugeschäfts der Hypo Real Estate Bank International, welche diese im Jahr 2003 abschließt, im Volumen bis zu € 2.905 Mio. verpflichtet. Dabei findet die Refinanzierung von Darlehen, die von der nachfolgend beschriebenen synthetischen Übertragung erfasst werden, auf den Büchern der HVB AG statt. Zusätzlich kann die Hypo Real Estate Bank International unter bestimmten Bedingungen weitere Fundingmittel in Höhe von mehr als € 1,0 Mrd. in Anspruch nehmen.

Die Bereitstellung der Fundingmittel an die Hypo Real Estate Bank International unterliegt dem Vorbehalt, dass die HVB AG dadurch nicht die Großkreditgrenze gegenüber der Kreditnehmereinheit Hypo Real Estate Group überschreitet.

Die Hypo Real Estate Bank International haftet nicht für derivative Geschäfte im Zusammenhang mit Darlehen, welche unter die physische oder die nachfolgend beschriebene synthetische Übertragung fallen.

Die Hypo Real Estate Bank International hat sich gegenüber der HVB AG verpflichtet, bestimmte Avalkreditverträge sowie die dazugehörigen Garantien, welche die HVB AG für Kreditnehmer abgegeben hat, zu übernehmen.

Synthetische Übertragung

Die HVB AG, die Hypo Real Estate Bank International und die REC France haben am 18. September 2003 einen Kreditübernahme- und Treuhandvertrag geschlossen, der die Übernahme des Kreditausfallrisikos durch die Hypo Real Estate Bank International hinsichtlich eines Auslandskreditportfolios

der HVB AG in Höhe von ca. € 5,0 Mrd. bezogen auf Inanspruchnahmen (Stand: 30. Juni 2003) im Wege einer Garantieübernahme durch die Hypo Real Estate Bank International gegen Zahlung einer Garantieprovision durch die HVB AG zum Gegenstand hat (synthetische Übertragung). Die Vereinbarung hat in Verbindung mit der Garantie den Zweck, die Hypo Real Estate Bank International wirtschaftlich in jeder Hinsicht möglichst so zu stellen, als seien die Kredite bereits in vollem Umfang physisch auf sie übertragen worden.

Die Hypo Real Estate Bank International hat unwiderruflich die Erfüllung aller vertraglichen und gesetzlichen Zahlungspflichten garantiert, die ein Kreditnehmer im Zusammenhang mit den vertragsgegenständlichen Krediten der HVB AG schuldet. Die HVB AG hat sich zur Zahlung einer Garantieprovision verpflichtet, mit der der auf das Ausfallrisiko entfallende Anteil des Nominalzinses aus den synthetisch übertragenen Krediten an die Hypo Real Estate Bank International weitergegeben wird. Der die Refinanzierungskosten der HVB AG abdeckende Anteil des Nominalzinses verbleibt bei der HVB AG.

Die HVB AG hat mit dem Kreditübernahme- und Treuhandvertrag sämtliche Rechte, Pflichten und Ansprüche aus den vertragsgegenständlichen Krediten an die Hypo Real Estate Bank International verkauft. Der Kaufpreis bestimmt sich nach der Höhe des offenen Kreditsaldos zuzüglich der im Zeitpunkt der Kaufpreiszahlung rückständigen sowie aufgelaufenen Zinsen nach Maßgabe des jeweiligen Vertrags.

Unter der Garantie ist die Hypo Real Estate Bank International zur Zahlung des Kaufpreises verpflichtet, wenn ein Kreditnehmer mit einer vertraglich geschuldeten und fälligen Zahlungsverpflichtung in Höhe von mindestens € 15.000,- aus einem vertragsgegenständlichen Kredit mindestens zwei Monate und einen Bankarbeitstag in Verzug ist (Garantiefall).

Der Kreditübernahme- und Treuhandvertrag sieht weiterhin vor, dass die vertragsgegenständlichen Kreditverhältnisse aufschiebend bedingt durch die Zahlung des Kaufpreises sowie ggf. die Zustimmung der Konsorten im Ganzen auf die Hypo Real Estate Bank International übergehen. Diese Vertragsübernahme bedarf der Zustimmung des jeweiligen Kreditnehmers. Der Übergang der zu übertragenden Kredite erfolgt erst mit Erfüllung sämtlicher Wirksamkeitserfordernisse nach der jeweils einschlägigen ausländischen Rechtsordnung, welcher die Kredite unterliegen. Die Parteien haben sich verpflichtet, im Einzelfall die gemäß den Kreditverträgen oder nach den Rechtsordnungen, denen die Verträge unterliegen, erforderlichen Vollzugserfordernisse zu erfüllen und gebotene Erklärungen abzugeben.

Unabhängig von der Höhe der tatsächlichen Valutierung im Zeitpunkt des Abschlusses des Vertrags gehen sämtliche Rechte und Pflichten, Forderungen und Ansprüche jeweils hinsichtlich des gesamten Kreditbetrags (Kreditrahmens) auf Hypo Real Estate Bank International über.

Sofern ein Kreditnehmer oder Dritter nach der Übernahme eines Kredits durch die Hypo Real Estate Bank International Forderungen oder Ansprüche gegen die HVB AG geltend macht, muss sich die Hypo Real Estate Bank International im Innenverhältnis von der HVB AG so behandeln lassen, also ob die HVB AG von allen Pflichten und Ansprüchen durch die Übernahme des Kredits frei geworden wäre, sie insbesondere von allen Zahlungsansprüchen freistellen.

Der Kaufpreis ist zur Zahlung fällig, wenn entweder der Garantiefall eintritt oder spätestens fünf Jahre nach Wirksamwerden des Vertrags (mit Besonderheiten hinsichtlich bestimmter Kredite im UK und in Frankreich). Die Hypo Real Estate Bank International ist unabhängig von einer Fälligkeit des Kaufpreises jederzeit berechtigt, den Kaufpreis für einzelne oder sämtliche Kredite zu bezahlen. Etwaige Refinanzierungsschäden im Zusammenhang mit der Übernahme von Krediten durch die Hypo Real Estate Bank International sind der HVB AG zu ersetzen. Mit Zahlung des Kaufpreises werden die bis dahin synthetisch übertragenen Kredite auch physisch auf die Hypo Real Estate Bank International übertragen.

Die HVB AG bleibt bis zur Übernahme des entsprechenden Kreditverhältnisses im Außenverhältnis Vertragspartner des jeweiligen Kreditnehmers. Daher erfolgen Zahlungen der Kreditnehmer weiterhin auf die bei der HVB AG geführten Konten. Die HVB AG verwaltet das der Hypo Real Estate Bank International aufgrund der aufschiebend bedingten Kreditvertragsübernahme zustehende Anwartschaftsrecht an den Zahlungsansprüchen aus den Kreditverträgen als Treuhänderin und ist insoweit

berechtigt, die Forderungen in eigenem Namen und im Einvernehmen mit der Hypo Real Estate Bank International einzuziehen. Die Hypo Real Estate Bank International übernimmt die vollständige Verwaltung, Bearbeitung, Betreuung und Überwachung der Kreditverträge. Sie beabsichtigt, damit weitgehend die RECs zu beauftragen. Da die Hypo Real Estate Bank International "materieller" Kreditgeber ist, werden kreditrelevante Entscheidungen künftig grundsätzlich von der Hypo Real Estate Bank International im Namen der HVB AG getroffen.

Die HVB AG hat bei Zahlung des Kaufpreises Zug um Zug sämtliche Sicherheiten auf die Hypo Real Estate Bank International zu übertragen, soweit diese nicht bereits mit der Forderung aufgrund von Akzessorietät übergegangen sind und soweit die ggf. erforderliche Zustimmung des/der Drittsicherungsgeber vorliegt. Sofern die Übertragung der Sicherheiten nach der jeweils einschlägigen ausländischen Rechtsordnung weiterer Voraussetzungen bedarf, wird die Hypo Real Estate Bank International auf ihre Kosten diese Voraussetzungen herbeiführen. Die HVB AG hat sich verpflichtet, an der Erfüllung dieser Voraussetzungen mitzuwirken, soweit dies rechtlich erforderlich ist. Auf Wunsch der Hypo Real Estate Bank International wird die HVB AG bei Konsortialkrediten, bei denen sie Agent ist, von der Hypo Real Estate Bank International bestimmte Sicherheiten, soweit dies rechtlich möglich ist, auch nach Übergang der besicherten Forderungen weiter behalten und diese für die Hypo Real Estate Bank International und ggf. auch für Syndikatsbanken treuhänderisch verwahren und verwalten; die Hypo Real Estate Bank International ist verpflichtet, auf Haftungsansprüche in diesem Zusammenhang zu verzichten und die HVB AG von Haftungsansprüchen der Syndikatsbanken freizustellen. Die mit der Verwaltung der Sicherheiten zusammenhängenden Arbeiten werden auf die Hypo Real Estate Bank International delegiert, wobei die Hypo Real Estate Bank International berechtigt ist, diese an die RECs weiter zu delegieren. Entsprechendes gilt für die Stellung der HVB AG als Agent bei solchen Krediten insgesamt. Wird kein entsprechender Wunsch geäußert, sind bei Übergang der Forderungen auch die Rechte und Pflichten aus der Agenten-Rolle von der HVB AG auf die Hypo Real Estate Bank International nach Maßgabe der zugrunde liegenden Kreditverträge zu übertragen.

Die Hypo Real Estate Bank International hat sich gegenüber der HVB AG verpflichtet, bestimmte Avalkreditverträge sowie die dazugehörigen Garantien, welche die HVB AG für Kreditnehmer abgegeben hat, zu übernehmen.

Der Kreditübernahme- und Treuhandvertrag endet, sobald alle vertragsgegenständlichen Kredite einschließlich der dazugehörigen Sicherheiten von der Hypo Real Estate Bank International übernommen worden sind.

Derivate-Rahmenvertrag

Die HVB AG hat mit den Kreditnehmern der auf die Hypo Real Estate Bank International übertragenen Auslandskredite häufig auch Zinsderivate abgeschlossen. Die HVB AG bleibt weiterhin Vertragspartner der Derivatverträge. Da die laufende Risikoeinschätzung eines Derivatgeschäftes wesentlich von der Entwicklung der wirtschaftlichen Verhältnisse des Darlehensnehmers und der Marktverhältnisse sowie von der Werthaltigkeit der finanzierten und als Sicherheit zur Verfügung stehenden Immobilie abhängt, hat die HVB AG ein berechtigtes Interesse, an dem risikorelevanten aktuellen Kenntnisstand der Hypo Real Estate Bank International über die künftige Entwicklung des Kreditengagements zu partizipieren. Deshalb haben die HVB AG und die Hypo Real Estate Bank International am 18. September 2003 einen Derivate-Rahmenvertrag abgeschlossen. Reichen die Zahlungen eines Kunden nicht aus, um fällige Forderungen aus dem Kreditvertrag und aus dem Derivatvertrag zu erfüllen, so werden die fälligen Forderungen quotal bezogen auf die Höhe der fälligen Forderungen der Parteien erfüllt. Sofern im zugrunde liegenden Kredit- bzw. Derivatvertrag ein anderes Rangverhältnis geregelt ist oder der Kunde eine ausdrückliche abweichende Anweisung erteilt, haben sich die HVB AG und die Hypo Real Estate Bank International im Innenverhältnis so zu stellen, als ob der Kunde die fälligen Forderungen aus dem Kredit- und dem Derivatvertrag quotal bedient hätte. Wenn und soweit die Erlöse aus der Verwertung von Sicherheiten, die für das Grundgeschäft und/oder den Derivatvertrag bestellt sind, zur Befriedigung aller fälligen Ansprüche aus dem Grundgeschäft sowie dem Derivatvertrag nicht ausreichen, werden sich die HVB AG und die Hypo Real Estate Bank International im Innenverhältnis – unabhängig von den Regelungen in den jeweiligen Sicherungsvereinbarungen – so stellen, als ob die Forderungen aus Derivat- und Kreditgeschäft jeweils quotal bezogen auf die Höhe der fälligen Forderungen der Parteien besichert gewesen wären.

Der Derivate-Rahmenvertrag sieht ferner bestimmte Informationspflichten der Hypo Real Estate Bank International gegenüber der HVB AG bezüglich der Entwicklung der vertragsgegenständlichen Kreditengagements vor.

Sofern die HVB AG beabsichtigt, ein Derivatgeschäft zu kündigen, kann die Hypo Real Estate Bank International auf ihren Wunsch hin den Derivatvertrag übernehmen.

Der Vertrag hat eine Laufzeit von fünf Jahren. Nach Vertragsablauf noch bestehende Derivate für Grundgeschäfte, welche die Hypo Real Estate Bank International bereits physisch übernommen hat, sind von der Hypo Real Estate Bank International zu übernehmen.

Übertragung eines Teils des Altportfolios der Hypo Real Estate Bank International

Die Hypo Real Estate Bank International und die HVB Banque Luxembourg S.A., Luxemburg, ("HVB Luxemburg") haben am 30. Juni/1. Juli 2003 ein Credit Portfolio Purchase Agreement geschlossen, das den Verkauf des zu diesem Zeitpunkt bestehenden Firmenkunden-Kreditportfolios der Hypo Real Estate Bank International in Höhe von ca. € 3,0 Mrd. auf die HVB Luxemburg zum Gegenstand hat.

Die Hypo Real Estate Bank International hat mit dem Credit Portfolio Purchase Agreement sämtliche Rechte, Pflichten und Ansprüche aus den vertragsgegenständlichen Krediten an die HVB Luxemburg verkauft und sich zur Übertragung dieser Kredite einschließlich der bestellten Sicherheiten im Ganzen verpflichtet. Die Wirksamkeit der Übertragung des Portfolios ist aufschiebend bedingt durch u.a. den Abschluss von Abtretungs- und Übertragungsverträgen nach den Rechtsordnungen, denen die vertragsgegenständlichen Kredite unterliegen. Die Parteien werden sich bei der Umsetzung der Vereinbarung und der Übertragung des Kreditportfolios gegenseitig unterstützen.

Sollte eine Übertragung der vertragsgegenständlichen Kredite nicht möglich sein, z.B. weil der Kreditnehmer seine Zustimmung verweigert, haben sich die Parteien zum Abschluss eines Funded Subparticipation Agreement verpflichtet. Hiernach soll die HVB Luxemburg das Kreditausfallrisiko hinsichtlich aller Zahlungspflichten übernehmen, die ein Kreditnehmer im Zusammenhang mit den vertragsgegenständlichen Krediten der Hypo Real Estate Bank International schuldet.

Eine Beendigung des Credit Portfolio Purchase Agreement ist nur dann möglich, wenn beide Parteien übereinstimmend davon ausgehen, dass die Abspaltung nicht durchgeführt wird.

Übertragung des US-Portfolios

Gemäß einem Memorandum of Understanding vom 11./13. August 2003 zwischen der HVB AG, der HVB Americas Inc. und der Hypo Real Estate Bank International ist der Erwerb des bei der HVB Group bestehenden US-Portfolios in Höhe von ca. € 4,6 Mrd. (Stand: 31. Mai 2003) durch die Hypo Real Estate Bank International zu einem Zeitpunkt nach der Abspaltung geplant. Das zugesagte Kreditvolumen des US-Portfolios belief sich zum 31. Mai 2003 auf € 5,7 Mrd. Voraussetzung für den Erwerb des US-Portfolios ist die Sicherstellung der Refinanzierung durch die Hypo Real Estate Bank International. Das US-Portfolio soll dann voraussichtlich zum 1. November 2003 direkt auf die REC USA übertragen werden.

Schuldscheindarlehen der Hypo Deutschland

Die HRE Bank und die WestHyp sollen sich gegenüber der HVB AG verpflichten, das Volumen der ausstehenden einlagengesicherten Verbindlichkeiten, insbesondere Schuldscheindarlehen, bis zum 31. Dezember 2005 nicht über den Betrag von € 7,7 Mrd. anwachsen zu lassen. Hintergrund ist eine noch fortbestehende Haftung der HVB AG betreffend die HRE Bank und die WestHyp gegenüber dem Bundesverband deutscher Banken e.V. (bezüglich des Einlagensicherungsfonds) bis zu diesem Zeitpunkt.

Beziehungen aus Kredit-, Derivat- und Kapitalmarktgeschäften

Auch nach der Abspaltung wird es zwischen der HVB AG und den Einheiten der Hypo Real Estate Group Kreditbeziehungen geben, welche kurz- wie auch langfristiger Natur sein können. Beispielsweise soll die HVB AG ein Darlehen in Höhe von € 200 Mio. an die Gesellschaft ausreichen. Ferner soll die HVB AG ein Nachrangdarlehen in Höhe von € 600 Mio. an die Hypo Real Estate Bank International ausreichen. Außerdem kann die HVB AG als Gegenpartei im Interbankengeschäft agieren.

Darüber hinaus wird die HVB AG als Kontrahentin bei derivativen Geschäften auftreten. Dabei wird die Hypo Real Estate Group wie jede andere externe Vertragspartei behandelt und alle Geschäfte werden zu marktgerechten Konditionen durchgeführt.

Außerdem bestehen Verbindungen aus den Kapitalmarktaktivitäten der Hypo Real Estate Group zur HVB AG, welche zum Beispiel als Konsortialführer oder Arranger von Wertpapierplatzierungen oder als Market Maker im Handel von Wertpapieren der Unternehmen der Hypo Real Estate Group agiert. Es ist geplant, dass diese Funktionen auch weiterhin ausgeübt werden.

Im Rahmen der Börsennotierung der Gesellschaft wurden mit der HVB AG Vereinbarungen über die Tätigkeit der HVB AG als Designated Sponsor bzw. als Zahl- und Hinterlegungsstelle zu marktüblichen Konditionen getroffen. Darüber hinaus wurde eine Grundlagenvereinbarung zwischen der HVB AG und der Gesellschaft bezüglich der Transaktionsbegleitung durch die HVB AG im Rahmen der Abspaltung geschlossen. Im Rahmen dieser Vereinbarung hat sich die HVB AG im Innenverhältnis von etwaigen Prospekthaftungsansprüchen von der Gesellschaft freistellen lassen.

Service- und Dienstleistungsverträge

In bestimmten Arbeitsbereichen wird die Hypo Real Estate Group auch nach der Abspaltung weiterhin Serviceleistungen zu marktgerechten Konditionen von Gesellschaften der HVB Group in Anspruch nehmen. Dies betrifft insbesondere die Inanspruchnahme von Leistungen im klassischen Bankgeschäft, wie zum Beispiel Zahlungsverkehr, Geld- und Devisengeschäfte. Darüber hinaus wird es auch umgekehrt Leistungsbeziehungen zwischen der Hypo Real Estate Group und der HVB Group geben, bei denen die Hypo Real Estate Group Dienstleistungen zu marktgerechten Konditionen für die HVB Group erbringen wird.

Einige Dienstleistungsverträge zwischen der HVB Group und einzelnen Gesellschaften der Hypo Real Estate Group bleiben für eine Übergangszeit aufrecht erhalten, um der Hypo Real Estate Group den Aufbau eigener Serviceeinheiten zu ermöglichen. Dies betrifft vor allem den IT-Bereich. Darüber hinaus werden Dienstleistungsverträge mit einzelnen Gesellschaften der HVB Group, die Dienstleistungen für Drittunternehmen erbringen, im Rahmen normaler Geschäftsbeziehungen zu marktgerechten Konditionen fortgeführt.

Sollte es nicht zum Erwerb des US-Portfolios der HVB AG durch die Hypo Real Estate Bank International kommen, soll die REC USA bis auf weiteres das Servicing des dann bei der HVB AG verbleibenden US-Portfolios durchführen. Dies soll im Rahmen eines Servicevertrags erfolgen, wofür die REC USA eine marktgerechte Vergütung erhalten soll.

Sonstige Beziehungen mit der HVB Group

Gemeinsame Beteiligungen von Unternehmen der HVB Group und Unternehmen der Hypo Real Estate Group, die sämtlich keine wesentliche wirtschaftliche Bedeutung haben, bleiben bis auf weiteres bestehen. Das Gleiche gilt auch für Mietverträge zwischen Gesellschaften der HVB Group und Gesellschaften der Hypo Real Estate Group.

Gemäß § 133 UmwG haftet die Gesellschaft als aufnehmender Rechtsträger als Gesamtschuldner für Verbindlichkeiten der HVB AG, die vor dem Wirksamwerden der Abspaltung begründet worden sind (siehe "Risikofaktoren — Mit der Abspaltung und der Neustrukturierung verbundene Risiken — Haftung für Altverbindlichkeiten der HVB AG").

Darüber hinaus soll zwischen der Gesellschaft und der HVB AG eine Vereinbarung getroffen werden, wonach die HVB AG die Gesellschaft hinsichtlich der im Zusammenhang mit der Abspaltung stehenden Transaktionen wirtschaftlich so stellen wird, als seien diese ebenfalls mit Wirkung zum 1. Januar 2003 vollzogen worden.

Zur gemeinsamen Nutzung bestimmter Namensbestandteile siehe "Geschäftstätigkeit — Markenschutz und Patente".

DARSTELLUNG UND ANALYSE DER FINANZ- UND ERTRAGSLAGE

Vorbemerkung

Die Hypo Real Estate Holding AG wird erst mit Eintragung der Abspaltung im Handelsregister ihre Geschäftstätigkeit aufnehmen. Alle in diesem Prospekt beschriebenen Finanzinformationen beziehen sich auf Informationen aus dem Konzernabschluss zum 31. Dezember 2002 und dem Konzernzwischenbericht zum 30. Juni 2003 zu dem Segment "Hypo Group" als Teil der HVB AG.

Die nachfolgenden Pro-Forma Finanzdaten für die Geschäftsjahre 2001 und 2002 basieren auf den Segmentdaten des Segments "Hypo Group" aus dem ebenfalls in diesem Prospekt enthaltenen Konzernabschluss der HVB AG für das Geschäftsjahr 2002 (einschließlich der Vergleichszahlen für das Geschäftsjahr 2001) und wurden hinsichtlich ihrer Detaillierungstiefe erweitert. Die zugrunde liegenden Annahmen für die Pro-Forma Finanzdaten des Segments "Hypo Group" sind im Konzernabschluss ausgewiesen. Der Konzernabschluss der HVB AG für das Geschäftsjahr 2002 (einschließlich der Vergleichszahlen für das Geschäftsjahr 2001) wurde von der KPMG geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen.

Die kombinierten Finanzzahlen der Hypo Real Estate Group zum 30. Juni 2003 wurden zum Zwecke der Börsenzulassung und unter Zugrundelegung der nachfolgend dargestellten "Erläuterungen zu den kombinierten Finanzzahlen zum 30. Juni 2003" erstellt und entsprechen grundsätzlich den Finanzzahlen des Segments "Hypo Group" aus dem ungeprüften Konzernzwischenbericht der HVB AG. Die kombinierten Finanzzahlen der Hypo Real Estate Group zum 30. Juni 2003 wurden durch die KPMG einer prüferischen Durchsicht unterzogen; die dazu von der KPMG erteilte Bescheinigung ist im Finanzteil dieses Prospekts abgedruckt. Die ausgewiesenen Vorjahresvergleichszahlen entsprechen dem zeitanteiligen Ergebnis des Geschäftsjahres 2002 des Segments "Hypo Group". Der Konzernzwischenbericht der HVB AG zum 30. Juni 2003 (mit Vergleichszahlen) ist ebenfalls in diesem Prospekt enthalten. Der ungeprüfte Konzernzwischenbericht sowie der geprüfte Konzernabschluss der HVB AG werden nachfolgend zusammen auch als die "Abschlüsse" bezeichnet.

Die HVB AG bilanziert nach den jeweils gültigen Anforderungen des International Accounting Standards Board (IASB). Die vom IASB herausgegebenen International Financial Reporting Standards (IFRS) umfassen die bisherigen International Accounting Standards (IAS) und Interpretationen des International Financial Reporting Interpretations Committee (IFRIC) sowie die Standards und Interpretationen, die vom IASB herausgegeben wurden.

Die folgenden Finanzinformationen der Hypo Real Estate Group sind zu den jeweiligen Stichtagen mit dem Segment "Hypo Group" im Konzernzwischenbericht der HVB AG zum 30. Juni 2003 und Konzernabschluss der HVB AG zum 31. Dezember 2002, der an anderer Stelle in diesem Prospekt abgedruckt ist, vergleichbar, da die in den kombinierten Finanzzahlen berücksichtigten Sachverhalte, die sich erst zukünftig auswirken, wie gesellschaftsrechtliche Transaktionen oder Übertragungen von Portfolien, auch im Segment "Hypo Group" berücksichtigt worden sind.

Grundlagen der kombinierten Finanzzahlen

Die vorliegenden kombinierten Finanzzahlen sind auf Grundlage der Abgrenzungen des Konsolidierungskreises der Hypo Real Estate Group innerhalb des Konzerns der Bayerische Hypo- und Vereinsbank Aktiengesellschaft ermittelt worden. Die darin angegebenen Zahlen und sonstigen Angaben basieren auf den im Folgenden dargestellten Annahmen und Erläuterungen. Darüber hinaus wurden die IFRS Stand 30. Juni 2003 zugrunde gelegt.

Die kombinierten Finanzzahlen entsprechen dem derzeitigen Konsolidierungskreis und der Annahme, dass ein Vertrag über die Übertragung des Immobilienfinanzierungsportfolios "Westeuropa" zwischen der HVB Group und der Hypo Real Estate Group abgeschlossen wird. Sie reflektieren die zum 30. Juni 2003 bestandenen Erwartungen hinsichtlich der Vorgänge und Entscheidungen bis zur endgültigen Trennung. Diese Entscheidungen wurden bei der Zusammenstellung der Zahlen so behandelt, als hätten sie schon am 1. Januar 2003 stattgefunden.

Entscheidungen, die nach dem 30. Juni 2003 getroffen wurden oder werden, können dazu führen, dass sich die Effekte in zukünftigen Ist-Abschlüssen in anderer Weise darstellen, als in den kombinierten Finanzzahlen antizipiert.

Die kombinierten Finanzzahlen nehmen des Weiteren nicht für sich in Anspruch, die Hypo Real Estate Group so darzustellen, wie sie sich entwickelt hätte, wenn die beiden Konzerne vor Beginn der dargestellten Periode (zum 1. Januar 2003) tatsächlich getrennt gewesen wären. Ebenso wenig sollen sie eine Vorstellung von der zukünftigen Entwicklung der Hypo Real Estate Group vermitteln.

Annahmen und Erläuterungen zu den kombinierten Finanzzahlen

Die den kombinierten Finanzzahlen zugrunde liegenden wesentlichen Annahmen sowie die daraus abgeleiteten Anpassungen werden nachfolgend im Einzelnen dargestellt.

Konsolidierungskreis

Der Konsolidierungskreis der Hypo Real Estate Group umfasst folgende Gesellschaften mit den entsprechenden errechneten Beteiligungsquoten:

- DIA Vermögensverwaltungs-GmbH, München
- HVB Bank Ireland puc., Dublin (99,99 %) (zukünftig "Hypo Real Estate Bank International")
- Pfandbrief Bank International S.A., Luxemburg (95,7 %)
- FGH Bank N.V., Utrecht (96,91 %)
- Real Estate Capital Limited, London (99,99 %) (zukünftig "Hypo Real Estate Capital Limited")
- HVB Real Estate Bank Aktiengesellschaft, München (96,91 %) (zukünftig "Hypo Real Estate Bank Aktiengesellschaft")
- Westfälische Hypothekenbank Aktiengesellschaft, Dortmund (100,0 %)
- WestHyp Immobilien Management GmbH & Co KG, Dortmund (100,0 %)
- Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart (83,28 %)

Der Kreis der konsolidierten Unternehmen wurde nach Wesentlichkeitsgrenzen festgelegt.

Nicht trennungsbedingte Veränderungen des Konsolidierungskreises werden in den Darstellungen zeitlich wie in den Ist-Abschlüssen abgebildet.

Konzerninterne Vorgänge

Konsolidierungen von wesentlichen Aufwendungen und Erträgen sowie wesentlichen Vermögenswerten und Verbindlichkeiten zwischen Konzernunternehmen der in die Hypo Real Estate Group einbezogenen Unternehmen wurden in den kombinierten Finanzzahlen vorgenommen.

Übertragung der nicht immobilienbezogenen Bestandsportfolien der Hypo Real Estate Bank International

Im Zusammenhang mit der Zuordnung der Hypo Real Estate Bank International zur Hypo Real Estate Group ist vertraglich vereinbart, dass die nicht immobilienbezogenen Bestandsportfolien dieser Gesellschaft auf die HVB Luxemburg übertragen werden. Der Verkauf der Kredite inkl. der zugehörenden Derivate erfolgte zum Marktwert. Es wurde angenommen, dass Verbindlichkeiten gegenüber Kunden in gleicher Höhe zurückgeführt werden. Entsprechendes gilt für die zugeordneten Derivate. Für die kombinierten Finanzzahlen wurde angenommen, dass Forderungen gegenüber Kreditinstituten in Höhe von € 753 Mio. und Forderungen gegenüber Kunden in Höhe von € 1.386 Mio. bereits zum 1. Januar 2003 verkauft wurden.

Übertragung des Immobilienfinanzierungsportfolios "Westeuropa"

Das in den Niederlassungen London, Paris und Mailand der HVB AG sowie in der Zentrale in München gebuchte immobilienbezogene Finanzierungsgeschäft "Westeuropa" soll physisch bzw. synthetisch auf die Hypo Real Estate Bank International übertragen werden.

Die physische Übertragung soll durch Verkauf der Portfolien zum Marktwert am jeweiligen Übertragungsstichtag erfolgen.

Die synthetische Übertragung soll per Garantievertrag, in Verbindung mit einem aufschiebend bedingten Verkauf, erfolgen. Diese Transaktion ist in den Finanzzahlen durch den Ausweis entsprechender Eventualverbindlichkeiten (gemäß IAS 37) berücksichtigt.

Soweit das Risiko der in den abgebenden Einheiten gebuchten Kredite durch Securisation bereits auf Dritte verlagert ist, sind diese nicht Gegenstand der Übertragung.

Zum 30. Juni 2003 wurde für das vorstehend beschriebende Portfolio angenommen, dass ein Volumen von € 8.153 Mio. in Höhe von € 3.113 Mio. physisch und in Höhe von € 5.040 Mio. synthetisch übertragen wird.

Sowohl für die physische wie auch für die synthetische Übertragung der Portfolien wurde angenommen, dass diese bereits zum 1. Januar 2003 erfolgt sind. Die damit im Zusammenhang stehenden Aufwendungen und Erträge wurden seit diesem Zeitpunkt der Hypo Real Estate Group zugerechnet. Der Ermittlung der Ergebnisbeiträge sind grundsätzlich die Daten der Segmentberichterstattung für das Segment "Hypo Group" der HVB AG zugrunde gelegt worden. Die sich später auf Basis der tatsächlichen Durchführung der Übertragung des Immobilienfinanzierungsportfolios ergebenden Beträge können von den kombinierten Finanzzahlen abweichen, wodurch sich die Effekte in zukünftigen Ist-Abschlüssen unterschiedlich darstellen.

Es wurde angenommen, dass die im Rahmen der physischen Übertragung notwendigen Refinanzierungsmittel der Hypo Real Estate Group von der HVB AG zu den bestehenden Konditionen und währungskongruent zur Verfügung gestellt werden. Ein Teil der zukünftigen Refinanzierungsmittel soll in Form eines nachrangigen Darlehens (€ 600 Mio.) zur Verfügung gestellt werden.

Risikoschirm

Mit Vereinbarung vom April 2003 hat sich die HVB AG gegenüber der HRE Bank und der WestHyp zum Ausgleich von Jahresfehlbeträgen in den Geschäftsjahren 2003 und 2004 bei der HRE Bank und nachrangig auch der WestHyp verpflichtet, soweit die Jahresfehlbeträge durch in diesen Jahren gebildete Einzelwertberichtigungen bedingt wurden. Soweit der für das Jahr 2003 vorgesehene Höchstbetrag von € 460 Mio. nicht in Anspruch genommen wird, erhöht sich der im Jahr 2004 ausnutzbare Höchstbetrag von € 130 Mio. Die Verpflichtung ist auf einen Höchstbetrag von insgesamt € 590 Mio. begrenzt.

Es wurde die Annahme getroffen, dass der Risikoschirm zum 31. Dezember 2003 mit € 460 Mio. in Anspruch genommen wird.

Gründungs- und Projektkosten der Abspaltung

Zum 30. Juni 2003 wurden die zeitanteiligen auf die Hypo Real Estate Group entfallenden Gründungs- und Projektkosten im Zusammenhang mit der Abspaltung mit insgesamt € 12,15 Mio. angenommen. Der Aufwand ist in den übrigen Erträgen/Aufwendungen als Teil der Restrukturierungsaufwendungen ausgewiesen. Der erwartete Jahresbedarf bezüglich der Gründungskosten beträgt € 10 Mio., die restlichen € 14,3 Mio. stellen die erwarteten Projektkosten dar. Es wurde die Annahme getroffen, dass für die FGH Bank keine Restrukturierungskosten anfallen.

Übertragung von Pensionsrückstellungen

In der HVB AG gebildete Pensionsrückstellungen für Mitarbeiter, die zukünftig in der Hypo Real Estate Group tätig sind, sollen auf die Hypo Real Estate Group übertragen werden. In den kombinierten Finanzzahlen zum 30. Juni 2003 ist die künftige Aufteilung der Pensionsrückstellungen noch nicht berücksichtigt.

Steuerliche Auswirkungen

In den kombinierten Finanzzahlen zum 30. Juni 2003 wurde unterstellt, dass die für die Erstellung dieser kombinierten Finanzzahlen getroffenen Annahmen sowohl bei der HVB Group als auch bei der Hypo Real Estate Group steuerlich anerkannt werden.

Hedge-Accounting nach IAS 39

Für die kombinierten Finanzzahlen zum 30. Juni 2003 wurde angenommen, dass die unterstellten Sicherungskonzepte (Cash-Flow-Hedge, Fair-Value-Hedge) in der Hypo Real Estate Group fortgeführt werden können.

Es wird angenommen, dass die nach der Trennung erforderlichen Dokumentationen der Hedgebeziehungen bis zum ersten Konzernabschluss der Hypo Real Estate Group vorhanden sind und die erforderlichen Effektivitätstests und das Backtesting gemäß den Anforderungen des IAS 39 erfolgt.

Pro-Forma Finanzdaten der Hypo Real Estate Group zum 31. Dezember 2002 mit Vergleich zum Vorjahr

Gewinn- und Verlustrechnung

Erträge / Aufwendungen	2002 (in Mio. €)	2001 (in Mio. €)	Veränderung (in Mio. €)	Veränderung (in %)
Zinsüberschuss	736	804	– 68	– 8,5
Kreditrisikovorsorge	– 505	– 291	– 214	73,5
Zinsüberschuss nach Kreditrisikovorsorge	**231**	**513**	**– 282**	**– 55,0**
Provisionsüberschuss	12	17	– 5	– 29,4
Handelsergebnis	0	– 1	1	– 100,0
Verwaltungsaufwand	– 254	– 247	– 7	2,8
Saldo sonstige betriebliche Erträge/Aufwendungen	14	52	– 38	– 73,1
Betriebsergebnis	**3**	**334**	**– 331**	**– 99,1**
Finanzanlageergebnis	62	66	– 4	– 6,1
Zuführungen zu Restrukturierungsrückstellungen	– 3	– 10	7	– 70,0
Saldo übrige Erträge/Aufwendungen	– 2	– 3	1	– 33,3
davon Restrukturierungsaufwendungen	*0*	*0*	*0*	*0,0*
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**60**	**387**	**– 327**	**– 84,5**
Ertragsteuern	– 40	– 145	105	– 72,4
Ergebnis nach Steuern (Jahresüberschuss/-fehlbetrag)	20	242	– 222	– 91,7

Erläuterungen zur Gewinn- und Verlustrechnung

Zinsüberschuss

Im Geschäftsjahr 2002 fiel der Zinsüberschuss im Vergleich zum Vorjahr von € 804 Mio. um 8,5 % auf € 736 Mio. Zurückzuführen ist diese Entwicklung primär auf Zinsausfälle im Kreditportfolio der Hypo Deutschland. Zudem erhöhten herabgestufte Kreditratings von Konzerngesellschaften die Refinanzierungskosten, die nicht in gleicher Höhe an Kunden weitergegeben werden konnten.

Kreditrisikovorsorge

Mit einer gegenüber dem Vorjahr von € 291 Mio. um € 214 Mio. auf € 505 Mio. erhöhten Kreditrisikovorsorge ist der weiterhin angespannten Marktlage, insbesondere in den ostdeutschen Bundesländern, Rechnung getragen worden.

Provisionsüberschuss

Der im Geschäftsjahr 2002 von € 17 Mio. um 29,4 % auf € 12 Mio. gesunkene Provisionsüberschuss ist im wesentlichen Folge von Aufwendungen für durchgeführte Ausplatzierungsmaßnahmen.

Verwaltungsaufwand

Der Verwaltungsaufwand stieg im Vorjahresvergleich von € 247 Mio. um 2,8 % auf € 254 Mio. Größtenteils ist dies auf die Umstrukturierung des Immobilienfinanzierungsbereichs der HVB Group und der damit verbundenen organisatorischen Eingliederung mehrerer Stabsfunktionen in die HRE Bank zurückzuführen.

Saldo sonstige betriebliche Erträge/Aufwendungen

Grund für den Rückgang des positiven Saldos aus sonstigen betrieblichen Erträgen/Aufwendungen im Geschäftsjahr 2002 von € 52 Mio. um 73,1 % auf € 14 Mio. sind hauptsächlich gegenüber dem Vorjahr reduzierte Gewinne aus Veräußerungen eigener Immobilien.

Finanzanlageergebnis

Das Finanzanlageergebnis ist von € 66 Mio. gegenüber dem Vorjahr um 6,1% auf € 62 Mio. gesunken. Dies lag vor allem an den im Vorjahr verstärkt realisierten Gewinnen aus eigenen Schuldverschreibungen, Verkäufen von Schuldscheindarlehen und der negativen Marktwertentwicklung für gemäß IAS 39 bewertete Finanzinstrumente.

Zuführungen zu Restrukturierungsrückstellungen

Die Zuführungen zu Restrukturierungsrückstellungen sind im Vergleich zum Vorjahr von € 10 Mio. um € 7 Mio. auf € 3 Mio. verringert worden. Die deutlich höheren Zuführungen im Geschäftsjahr 2001 waren größtenteils in der Verschmelzung der Vorgängerinstitute Nürnberger Hypothekenbank AG, Süddeutsche Bodencreditbank AG und Bayerische Handelsbank AG zur heutigen HRE Bank begründet.

Saldo übrige Erträge/Aufwendungen

Der negative Saldo übriger Erträge/Aufwendungen von € 3 Mio. im Geschäftsjahr 2001 verbesserte sich um € 1 Mio. auf einen negativen Saldo von € 2 Mio.

Ertragsteuern

Der im Geschäftsjahr 2002 von € 145 Mio. um € 105 Mio. auf € 40 Mio. deutlich gesunkene Ertragsteueraufwand ist insbesondere Folge des niedrigeren Ergebnisses vor Steuern.

Bilanz

Aktiva	**2002**	**2001**	**Veränderung**	
	(in Mio. €)	**(in Mio. €)**	**(in Mio. €)**	**(in %)**
Barreserve	114	685	− 571	− 83,4
Forderungen an Kreditinstitute	29.469	24.144	5.325	22,1
darunter: Immobilienfinanzierungen	*379*	*376*	*3*	*0,8*
Kommunalkredite	*20.857*	*22.334*	*− 1.477*	*− 6,6*
Forderungen an Kunden	101.359	103.416	− 2.057	− 2,0
darunter: Immobilienfinanzierungen	*64.637*	*65.071*	*− 434*	*− 0,7*
Kommunalkredite	*34.542*	*37.485*	*− 2.943*	*− 7,9*
Risikovorsorge	− 1.510	− 1.039	− 471	45,3
Finanzanlagen	39.024	37.513	1.511	4,0
Sachanlagen	142	148	− 6	− 4,1
Immaterielle Vermögenswerte	53	18	35	> 100,0
Sonstige Aktiva	6.016	2.880	3.136	> 100,0
Aktive latente Steuern	2.837	1.748	1.089	62,3
Summe der Aktiva	**177.504**	**169.513**	**7.991**	**4,7**

Erläuterungen zu den Bilanzaktiva

Forderungen an Kreditinstitute

Zum Bilanzstichtag 31. Dezember 2002 erhöhten sich die Forderungen an Kreditinstitute im Vorjahresvergleich von € 24,1 Mrd. um 22,1 % auf € 29,5 Mrd. Zurückzuführen ist dies insbesondere auf höhere Liquiditätsbestände zum Bilanzstichtag. Die Kommunalkredite konnten dagegen im Zuge einer restriktiven Geschäftspolitik von € 22,3 Mrd. um 6,6 % auf € 20,8 Mrd. abgebaut werden.

Forderungen an Kunden

Die gegenüber dem Vorjahr von € 103,4 Mrd. um 2,0 % auf € 101,4 Mrd. reduzierten Forderungen an Kunden sind vor allem durch restriktive Geschäftspolitik im Kommunalkreditgeschäft geprägt. Die Kommunalkredite konnten von € 37,5 Mrd. um 7,9 % auf € 34,5 Mrd. abgebaut werden.

Risikovorsorge

Der Bestand an Risikovorsorge wurde im Geschäftsjahr 2002 von € 1,0 Mrd. um € 471 Mio. auf € 1,5 Mrd. aufgestockt.

Finanzanlagen

Die Erhöhung des Finanzanlagebestandes von € 37,5 Mrd. um 4,0 % auf € 39,0 Mrd. resultiert im Wesentlichen aus den im Rahmen des Kommunalkreditgeschäfts üblichen Käufen von festverzinslichen Wertpapieren.

Immaterielle Vermögenswerte

Die immateriellen Vermögenswerte stiegen im Vergleich zum Vorjahr von € 18 Mio. um € 35 Mio. auf € 53 Mio. Dies ist insbesondere in der Aktivierung des EDV-Systems der HRE begründet.

Sonstige Aktiva

Die im Geschäftsjahr 2002 von € 2,9 Mrd. um € 3,1 Mrd. auf € 6,0 Mrd. erhöhten sonstigen Aktiva beruhen maßgeblich auf einem Wechsel der angewandten Bilanzierungsmethode beim Hedge Accounting.

Aktive latente Steuern

Die gegenüber dem Vorjahr von € 1,7 Mrd. um 62,3 % auf € 2,8 Mrd. gestiegenen Ertragsteueransprüche sind überwiegend auf die Veränderung der aktiven latenten Steuer für Hedgederivate zurückzuführen.

Passiva	**2002**	**2001**	**Veränderung**	
	(in Mio. €)	**(in Mio. €)**	**(in Mio. €)**	**(in %)**
Verbindlichkeiten gegenüber Kreditinstituten	21.550	15.580	5.970	38,3
Verbindlichkeiten gegenüber Kunden	10.216	9.150	1.066	11,7
Verbriefte Verbindlichkeiten	131.103	135.236	– 4.133	– 3,1
darunter:				
Begebene Inhaber-Schuldverschreibungen, davon:				
Hypothekenpfandbriefe	*18.616*	*15.299*	*3.317*	*21,7*
Öffentliche Pfandbriefe	*63.421*	*69.140*	*– 5.719*	*– 8,3*
Begebene Namenspapiere, davon:				
Hypothekenpfandbriefe	*15.513*	*15.609*	*– 96*	*– 0,6*
Öffentliche Pfandbriefe	*11.851*	*11.499*	*352*	3,1
Rückstellungen	162	152	10	6,6
Sonstige Passiva	10.441	6.261	4.180	66,8
Nachrangkapital	1.954	1.815	139	7,7
Passive latente Steuern	1.939	1.088	851	78,2
Anteile im Fremdbesitz	149	98	51	52,0
Eigenkapital	– 10	133	– 143	> – 100,0
Gezeichnetes Kapital[1]	*0*	*0*	*0*	*0,0*
Kapitalrücklage	*706*	*706*	*0*	*0,0*
Gewinnrücklagen	*277*	*277*	*0*	*0,0*
Bewertungsänderungen von Finanzinstrumenten	*– 993*	*– 850*	*– 143*	*16,8*
Konzerngewinn	*0*	*0*	*0*	*0*
Summe der Passiva	**177.504**	**169.513**	**7.991**	**4,7**

[1] Das Stammkapital der DIA GmbH betrug zum 1.1.2003 € 26.000 und wurde durch Sacheinlage der HRE Bank um € 74.000 auf € 100.000 erhöht.

Erläuterungen zu den Bilanzpassiva

Verbindlichkeiten gegenüber Kreditinstituten

Die gegenüber dem Vorjahr von € 15,6 Mrd. um € 6,0 Mrd. auf € 21,6 Mrd. gestiegenen Verbindlichkeiten gegenüber Kreditinstituten stellen insbesondere eine stichtagsbezogene Aufnahme von kurzfristigen Verbindlichkeiten zum 31. Dezember 2002 dar.

Verbindlichkeiten gegenüber Kunden

Die Verbindlichkeiten gegenüber Kunden erhöhten sich im Vorjahresvergleich von € 9,2 Mrd. um 11,7 % auf 10,2 Mrd. Begründet ist dies in Stichtagseffekten bei allen einbezogenen Gesellschaften.

Verbriefte Verbindlichkeiten

Mit einem von € 135,2 Mrd. um € 4,1 Mrd. auf € 131,1 Mrd. reduzierten Bestand an verbrieften Verbindlichkeiten wird dem angestrebten Portfolioabbau Rechnung getragen.

Rückstellungen

Die Rückstellungen erhöhten sich gegenüber dem Vorjahr von € 152 Mio. um 6,6 % auf € 162 Mio. Dieser Anstieg resultiert hauptsächlich aus dem normalen Geschäftsbetrieb (Urlaubsrückstellungen, Pensionsrückstellungen, etc.). Auf die Zuführung zu den Restrukturierungsrückstellungen bei der Hypo Deutschland entfielen € 3 Mio.

Sonstige Passiva

Die im Geschäftsjahr 2002 von € 6,3 Mrd. um € 4,1 Mrd. auf € 10,4 Mrd. gestiegenen sonstigen Passiva beruhen maßgeblich auf einem Wechsel der angewandten Bilanzierungsmethode beim Hedge Accounting.

Nachrangkapital

Im Vergleich zum Vorjahr stieg das Nachrangkapital insbesondere durch Ausgabe neuen Nachrangkapitals bei der WürttHyp von € 1,8 Mrd. um 7,7 % auf € 2,0 Mrd.

Passive latente Steuern

Die von € 1,1 Mrd. um € 851 Mio. auf € 1,9 Mrd. erhöhten Ertragsteuerverpflichtungen resultieren überwiegend aus der Veränderung der passiven latenten Steuer für Hedgederivate.

Anteile im Fremdbesitz

Die Anteile im Fremdbesitz erhöhten sich aufgrund von Bewertungsänderungen im Eigenkapital von € 98 Mio. um € 51 Mio. auf € 149 Mio.

Eigenkapital

Das Eigenkapital in Höhe von € 983 Mio. vor Bewertungsänderungen von Finanzinstrumenten veränderte sich im Vergleich zum Vorjahr nicht. Der negative Saldo der Bewertungsveränderungen von Finanzinstrumenten erhöhte sich von € 850 Mio. um € 143 Mio. auf € 993 Mio. Diese Wertveränderung beruht primär auf der im IAS 39 geforderten partiellen Fair-Value-Bewertung von Vermögensgegenständen und Schulden sowie derivativer Finanzinstrumente.

Eventualverbindlichkeiten und Unwiderrufliche Kreditzusagen	2002	2001
	(€ Mio.)	
Eventualverbindlichkeiten	438	527
darunter aus Bürgschaften und Gewährleistungsverträgen	*438*	*527*
Andere Verpflichtungen	2.158	2.757
darunter unwiderrufliche Kreditzusagen	*2.155*	*2.718*
Insgesamt	**2.596**	**3.284**

Kapitalflussrechnung

	2002	2001
	(€ Mio.)	
Zahlungsmittelbestand zum 1.1.	**685**	**749**
+/– Cashflow aus operativer Geschäftstätigkeit	296	923
+/– Cashflow aus Investitionstätigkeit	– 654	– 456
+/– Cashflow aus Finanzierungstätigkeit	– 213	– 531
Zahlungsmittelbestand zum 31.12.	**114**	**685**

Kombinierte Finanzzahlen der Hypo Real Estate Group zum 30. Juni 2003 mit Vergleich zum Vorjahr

Gewinn- und Verlustrechnung

Erträge / Aufwendungen	1.1.-30.6. 2003[1]	½ von 2002[2]	Veränderung	
	(in Mio. €)	(in Mio. €)	(in Mio. €)	(in %)
Zinsüberschuss	373	368	5	1,4
Kreditrisikovorsorge	– 130	– 253	123	– 48,6
Zinsüberschuss nach Kreditrisikovorsorge	**243**	**115**	**128**	**>100,0**
Provisionsüberschuss	14	6	8	>100,0
Handelsergebnis	0	0	0	0,0
Verwaltungsaufwand	– 127	– 127	0	0,0
Saldo sonstige betriebliche Erträge/Aufwendungen	– 5	7	– 12	> – 100,0
Betriebsergebnis	**125**	**1**	**124**	**>100,0**
Finanzanlageergebnis	2	31	-29	– 93,5
Zuführungen zu Restrukturierungsrückstellungen	0	– 1	1	– 100,0
Saldo übrige Erträge/Aufwendungen	– 15	– 1	– 14	>100,0
davon Restrukturierungsaufwendungen	– 49	0	– 49	>100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**112**	**30**	**82**	**>100,0**
Ertragsteuern	– 30	– 20	– 10	50,0
Ergebnis nach Steuern (Jahresüberschuss/-fehlbetrag)	**82**	**10**	**72**	**>100,0**

1) Kombinierte Finanzzahlen
2) ½ der Pro-Forma Finanzdaten des Segments "Hypo Group"

Erläuterungen zur Gewinn- und Verlustrechnung

Zinsüberschuss

Im 1. Halbjahr des Geschäftsjahres 2003 stieg der Zinsüberschuss gegenüber dem Vergleichszeitraum des Vorjahres von € 368 Mio. um 1,4 % auf € 373 Mio. Zurückzuführen ist diese Entwicklung primär auf einen aus einem Portfolioverkauf resultierenden Sondereffekt in Höhe von € 20 Mio. Der um diesen Sondereffekt bereinigte Zinsüberschuss fiel im Vergleich zum Vorjahreshalbjahr um € 15 Mio. Grund hierfür sind Zinsausfälle bei der Hypo Deutschland sowie erhöhte Refinanzierungskosten infolge niedrigerer Kreditratings von Konzerngesellschaften der HVB Group.

Kreditrisikovorsorge

Die Kreditrisikovorsorge wird zum 1. Halbjahr 2003 als Nettogröße nach Verrechnung des Risikoschirms der HVB AG in Höhe von € 230 Mio. ausgewiesen und reduzierte sich dadurch von € 253 Mio. um € 123 Mio. auf € 130 Mio. Ohne Berücksichtigung des Risikoschirms stieg die Kreditrisikovorsorge insbesondere aufgrund eines weiter erhöhten Kreditrisikovorsorgebedarfs bei der Hypo Deutschland im Vergleich zum 1. Halbjahr des Vorjahres von € 253 Mio. um € 107 Mio. auf € 360 Mio.

Provisionsüberschuss

Der zum Vergleichshalbjahr von € 6 Mio. um € 8 Mio. auf € 14 Mio. gestiegene Provisionsüberschuss lässt sich im Wesentlichen auf höhere Provisionseinnahmen im internationalen Geschäft zurückführen.

Saldo sonstige betriebliche Erträge/Aufwendungen

Grund für die Veränderung des im Vorjahresvergleichzeitraums noch positiven Saldos sonstiger betrieblicher Erträge/Aufwendungen von € 7 Mio. in einen negativen Saldo von € 5 Mio. ist hauptsächlich der Wegfall von Gewinnen aus Veräusserungen eigener Immobilien. Negative Effekte resultieren vor allem aus Bewertungsänderungen in Fremdwährungspositionen.

Finanzanlageergebnis

Das gegenüber dem Vorjahreshalbjahr von € 31 Mio. um € 29 Mio. auf € 2 Mio. gesunkene Finanzanlageergebnis resultiert insbesondere aus geringeren Gewinnen aus dem Verkauf von Schuldverschreibungen, Verlusten aus der Rücknahme von eigenen Schuldverschreibungen und Verlusten aus Swap-Auflösungen in der Hypo International.

Saldo übrige Erträge/Aufwendungen

Der negative Saldo aus den übrigen Erträgen/Aufwendungen stieg im Vergleich zum 1. Halbjahr 2002 von € 1 Mio. um € 14 Mio. auf € 15 Mio. Darin enthalten sind die anteiligen Restrukturierungsaufwendungen in Höhe von € 31 Mio., außerplanmäßige Abschreibungen auf EDV-Software in Höhe von € 17 Mio sowie die Erträge aus der Auflösung eines passivischen Unterschiedsbetrages aus dem Erwerb der restlichen Fremdanteile an der WestHyp in Höhe von € 35 Mio.

Ertragsteuern

Die im 1. Halbjahr 2003 von € 20 Mio. um € 10 Mio. auf € 30 Mio. gestiegene Ertragsteuerbelastung ist primär Folge von Erträgen, die im Ausland erwirtschaftet wurden, aber steuerlich nicht mit Verlusten im Inland verrechnet werden dürfen.

Bilanz

Aktiva	**30.06.2003**	**2002**	**Veränderung**	
	(in Mio. €)	**(in Mio. €)**	**(in Mio. €)**	**(in %)**
Barreserve	151	114	37	32,5
Forderungen an Kreditinstitute	28.774	29.469	– 695	– 2,4
darunter: Immobilienfinanzierungen	*381*	*379*	*2*	*0,5*
Kommunalkredite	*20.082*	*20.857*	*– 775*	*– 3,7*
Forderungen an Kunden	91.629	101.359	– 9.730	– 9,6
darunter: Immobilienfinanzierungen	*59.939*	*64.637*	*– 4.698*	*– 7,3*
Kommunalkredite	*31.098*	*34.542*	*– 3.444*	*– 10,0*
Risikovorsorge	– 1.579	– 1.510	– 69	4,6
Finanzanlagen	39.593	39.024	569	1,5
Sachanlagen	142	142	0	0,0
Immaterielle Vermögenswerte	40	53	– 13	– 24,5
Sonstige Aktiva	7.723	6.016	1.707	28,4
Aktive latente Steuern	3.590	2.837	753	26,5
Summe der Aktiva	**170.063**	**177.504**	**– 7.441**	**– 4,2**

Erläuterungen zu den Bilanzaktiva

Forderungen an Kreditinstitute

Zum Bilanzstichtag 30. Juni 2003 verringerten sich die Forderungen an Kreditinstitute im Vergleich zum 31. Dezember 2002 von € 29,5 Mrd. um 2,4 % auf € 28,8 Mrd. Zurückzuführen ist dies vor allem auf einen weiteren Abbau von Kommunalkrediten.

Forderungen an Kunden

Forderungen an Kunden reduzierten sich im 1. Halbjahr 2003 von € 101,3 Mrd. um € 9,7 Mrd. auf € 91,6 Mrd. Der Rückgang ist insbesondere durch die rückläufige Entwicklung im Kommunalkredit- (10,0 %) und Immobilienfinanzierungsgeschäft (7,3 %) geprägt.

Risikovorsorge

Der Risikovorsorgebestand wurde im 1. Halbjahr 2003 von € 1,5 Mrd. um 5,2 % auf € 1,6 Mrd. aufgestockt.

Finanzanlagen

Die Erhöhung des Bestands an Finanzanlagen von € 39,0 Mrd. um € 569 Mio. auf € 39,6 Mrd. resultiert im wesentlichen aus Investitionen in Finanzanlagen der "Available for Sale" und "Held to Maturity" Bestände.

Immaterielle Vermögenswerte

Die immateriellen Vermögensgegenstände verringerten sich im Stichtagsvergleich zum 31. Dezember 2002 von € 53 Mio. um € 13 Mio. auf € 40 Mio. und sind primär in außerplanmäßigen Abschreibungen im IT-Bereich begründet.

Sonstige Aktiva

Die im 1. Halbjahr 2003 von € 6,0 Mrd. um € 1,7 Mrd. auf € 7,7 Mrd. gestiegenen sonstigen Aktiva beruhen maßgeblich auf Wertveränderungen von Hedgederivaten.

Aktive latente Steuern

Die im Vergleich zum 31. Dezember 2002 von € 2,8 Mrd. um € 753 Mio. auf € 3,6 Mrd. erhöhten Ertragsteueransprüche resultieren überwiegend aus der Veränderung der aktiven latenten Steuer für Hedgederivate.

Passiva	**30.06.2003**	**2002**	**Veränderung**	
	(in Mio. €)	**(in Mio. €)**	**(in Mio. €)**	**(in %)**
Verbindlichkeiten gegenüber Kreditinstituten	22.894	21.550	1.344	6,2
Verbindlichkeiten gegenüber Kunden	8.646	10.216	– 1.570	– 15,4
Verbriefte Verbindlichkeiten	118.929	131.103	– 12.174	– 9,3
darunter:				
Begebene Inhaber-Schuldverschreibungen, davon:				
Hypothekenpfandbriefe	*18.127*	*18.616*	*– 489*	*– 2,6*
Öffentliche Pfandbriefe	*61.471*	*63.421*	*– 1.950*	*– 3,1*
Begebene Namenspapiere, davon:				
Hypothekenpfandbriefe	*15.063*	*15.513*	*– 450*	*– 2,9*
Öffentliche Pfandbriefe	*11.353*	*11.851*	*– 498*	*– 4,2*
Rückstellungen	164	162	2	1,2
Sonstige Passiva	11.931	10.441	1.490	14,3
Nachrangkapital	2.471	1.954	517	26,5
Passive latente Steuern	2.432	1.939	493	25,4
Anteile im Fremdbesitz	113	149	– 36	– 24,2
Eigenkapital	2.483	– 10	2.493	> – 100,0
Gezeichnetes Kapital[1]	*0*	*0*	*0*	*0,0*
Kapitalrücklage	*3.712*	*706*	*3.006*	*>100,0*
Gewinnrücklagen	*255*	*277*	*– 22*	*– 7,9*
Bewertungsänderungen von Finanzinstrumenten	*– 1.563*	*– 993*	*– 570*	*57,4*
Konzerngewinn	*79*	*0*	*79*	*>100,0*
Summe der Passiva	**170.063**	**177.504**	**– 7.441**	**– 4,2**

[1] Das Stammkapital der DIA GmbH betrug zum 1.1.2003 € 26.000 und wurde durch Sacheinlage der HRE Bank um € 74.000 auf € 100.000 erhöht.

Erläuterungen zu den Bilanzpassiva

Verbindlichkeiten gegenüber Kreditinstituten

Die im Stichtagsvergleich zum 31. Dezember 2002 von € 21,6 Mrd. um 6,2 % auf € 22,9 Mrd. erhöhten Verbindlichkeiten gegenüber Kreditinstituten resultieren im Wesentlichen aus Stichtagseffekten.

Verbindlichkeiten gegenüber Kunden

Die Verbindlichkeiten gegenüber Kunden verringerten sich im 1. Halbjahr 2003 von € 10,2 Mrd. um 15,4 % auf € 8,6 Mrd. Ursache hierfür ist insbesondere die restriktive Geschäftspolitik im Aktivgeschäft.

Verbriefte Verbindlichkeiten

Der im Vergleich zum 31. Dezember 2002 von € 131,1 Mrd. um 9,3 % auf € 118,9 Mrd. deutlich reduzierte Bestand an verbrieften Verbindlichkeiten ist vor allem auf einen Portfolioabbau zurückzuführen.

Sonstige Passiva

Die im ersten Halbjahr 2003 von € 10,4 Mrd. um € 1,6 Mrd. auf € 11,9 Mrd. gestiegenen sonstigen Passiva beruhen hauptsächlich auf Wertveränderungen von Hedgederivaten.

Nachrangkapital

Im Stichtagsvergleich 31. Dezember 2002 stieg das Nachrangkapital von 2,0 Mrd. um € 517 Mio. auf € 2,5 Mrd. Dies ist primär in der Berücksichtigung eines durch die HVB AG im Rahmen der Portfolioübertragung neu zu gewährenden Nachrangkapitals in Höhe von € 600 Mio. an die Hypo Real Estate Bank International begründet.

Passive latente Steuern

Die gegenüber 31. Dezember 2002 von € 1,9 Mrd. um € 493 Mio. auf € 2,4 Mrd. erhöhten Ertragsteuerverpflichtungen resultieren hauptsächlich aus der Veränderung der passiven latenten Steuer für Hedgederivate.

Anteile im Fremdbesitz

Die Anteile im Fremdbesitz verringerten sich aufgrund von Bewertungsänderungen im Eigenkapital von € 149 Mio. um € 36 Mio. auf € 113 Mio.

Eigenkapital

Im ersten Halbjahr 2003 wurde bei der DIA GmbH eine Einzahlung in die Kapitalrücklagen in Höhe von € 3,0 Mrd. durchgeführt. Dadurch erhöhte sich das Eigenkapital ohne Bewertungsänderungen von Finanzinstrumenten (nach IFRS) auf € 3,7 Mrd. Die Gewinnrücklagen reduzierten sich insbesondere aufgrund von Ausschüttungen aus dem Ergebnis im Geschäftsjahr 2002 von € 277 Mio. um 7,9 % auf € 255 Mio. Der negative Saldo der Bewertungsveränderungen von Finanzinstrumenten erhöhte sich von € 993 Mio. um € 570 Mio. auf € 1,6 Mrd. Diese Veränderung resultiert im Wesentlichen aus der im IAS 39 geforderten partiellen Fair-Value-Bewertung von Vermögensgegenständen und Schulden sowie derivativer Finanzinstrumente.

Eventualverbindlichkeiten und Unwiderrufliche Kreditzusagen	**30.06.2003**	**2002**
	(€ Mio.)	
Eventualverbindlichkeiten	5.215	438
darunter aus Bürgschaften und Gewährleistungsverträgen	*5.215*	*438*
Andere Verpflichtungen	1.856	2.158
darunter unwiderrufliche Kreditzusagen	*1.854*	*2.155*
Insgesamt	**7.071**	**2.596**

Erläuterungen

Der Anstieg der Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungen von € 0,4 Mrd. um € 4,8 Mrd. auf € 5,2 Mrd. liegt darin begründet, dass für die synthetisch zu übertragenden Portfolien Garantien gegenüber der HVB AG abgegeben werden, welche als Eventualverbindlichkeiten auszuweisen sind.

Kapitalflussrechnung

	2003 (€ Mio.)
Zahlungsmittelbestand zum 1.1.	**114**
+/– Cashflow aus operativer Geschäftstätigkeit	– 2.902
+/– Cashflow aus Investitionstätigkeit	– 492
+/– Cashflow aus Finanzierungstätigkeit	3.431
Zahlungsmittelbestand zum 30.6.	**151**

Vorläufige Eröffnungsbilanz der Hypo Real Estate Holding AG i.Gr. zum 1. Januar 2003

Aktiva	1.1.2003 (€)
A. Anlagevermögen	
I. Finanzanlagen	
Beteiligungen an verbundenen Unternehmen	3.712.000.000,00
B. Umlaufvermögen	
I. Forderungen und sonstige Vermögensgegenstände	102.258.376,24
Forderungen gegen Kreditinstitute	*102.258.376,24*
Aktiva insgesamt:	**3.814.258.376,24**

Passiva	1.1.2003 (€)
A. Eigenkapital	
I. Gezeichnetes Kapital	402.216.525,00
Stammaktien (130.433.775 Stück à € 3,00)	*391.301.325,00*
Vorzugsaktien (3.638.400 Stück à € 3,00)	*10.915.200,00*
II. Kapitalrücklage	3.309.783.475,00
III. Genussrechtskapital	102.258.376,24
Passiva insgesamt:	**3.814.258.376,24**

Bankaufsichtsrechtliche Eigenkapitalausstattung

Die bankaufsichtsrechtliche Eigenkapitalausstattung wird von der Hypo Real Estate Group auf der Grundlage der von der BIZ festgelegten Richtlinien und der Richtlinien des Europäischen Rats, wie vom BAKred umgesetzt, überwacht (zu den auf die Hypo Real Estate Group anwendbaren Anforderungen an die Eigenkapitalausstattung gemäß dem KWG siehe "Aufsichtsrechtliche Rahmenbedingungen — Aufsicht über Bankgeschäfte — Deutschland").

Die BIZ-Eigenkapitalquote ist für internationale Kreditinstitute der wichtigste Maßstab der Eigenkapitalausstattung. Diese Quote vergleicht das bankaufsichtsrechtliche Eigenkapital des Kreditinstituts mit seinem Adressenausfall- und Marktrisiko (von der Hypo Real Estate Group zusammen als Risikoaktiva bezeichnet). Das Adressenausfallrisiko wird durch die Aktiva und außerbilanziellen Engagements, gewichtet nach breiten Kategorien relativen Kreditrisikos, gemessen. Das bankaufsichtsrechtliche Eigenkapital eines Kreditinstituts wird in drei Klassen untergliedert (Kernkapital oder Tier I Kapital, Ergänzungskapital oder Tier II Kapital und Tier III Kapital). Kernkapital oder Tier I Kapital besteht hauptsächlich aus Grundkapital und Rücklagen; Ergänzungskapital oder Tier II Kapital besteht hauptsächlich aus Genussrechtskapital, langfristigen Nachrangverbindlichkeiten und Rücklagen aus der Neubewertung börsennotierter Wertpapiere, und Tier III Kapital besteht vornehmlich aus kurzfristigen Nachrangverbindlichkeiten. Die minimale BIZ-Gesamteigenkapitalquote (Tier I + Tier II + Tier III)

beträgt 8 % der Risikoaktiva, und die minimale BIZ-Kernkapitalquote (Tier I) beträgt 4 % der Risikoaktiva. Nach den BIZ-Richtlinien ist der Betrag der nachrangigen Verbindlichkeiten, die in das Tier II Kapital einbezogen werden können, auf 50 % des Tier I Kapitals begrenzt. Das Tier II Gesamtkapital ist auf 100 % des Tier I Kapitals begrenzt.

Die Hypo Real Estate Group berechnet ihre bankaufsichtsrechtlichen Eigenkapitalquoten und Kapitaladäquanz-Ziffern, wie von der BaFin erlaubt, auf der Grundlage der bilanzierungsrechtlichen Vorschriften des HGB.

BESTEUERUNG IN DER BUNDESREPUBLIK DEUTSCHLAND

Dieses Kapitel enthält eine kurze Zusammenfassung einiger wichtiger deutscher Besteuerungsgrundsätze, die im Zusammenhang mit dem Erwerb, dem Halten oder der Übertragung von Aktien bedeutsam sind oder werden können. Es handelt sich dabei jedoch nicht um eine umfassende und vollständige Darstellung sämtlicher steuerlicher Aspekte, die für Aktionäre relevant sein können. Grundlage dieser Zusammenfassung ist das zur Zeit der Erstellung dieses Prospekts geltende nationale deutsche Steuerrecht sowie Bestimmungen der Doppelbesteuerungsabkommen, die derzeit zwischen Deutschland und anderen Staaten abgeschlossen sind. In beiden Bereichen können sich Bestimmungen – unter Umständen auch rückwirkend – ändern.

Potenziellen Käufern von Aktien wird daher empfohlen, wegen der Steuerfolgen des Kaufs, des Haltens sowie der Veräußerung bzw. unentgeltlichen Übertragung von Aktien und wegen des bei einer ggf. möglichen Erstattung deutscher Quellensteuer (Kapitalertragsteuer) einzuhaltenden Verfahrens ihre steuerlichen Berater zu konsultieren. Diese sind in der Lage, auch die besonderen steuerlichen Verhältnisse des einzelnen Aktionärs angemessen zu berücksichtigen.

Besteuerung der Gesellschaft

Deutsche Kapitalgesellschaften unterliegen grundsätzlich der Körperschaftsteuer mit einem einheitlichen Satz von 25 % für ausgeschüttete und einbehaltene Gewinne zuzüglich eines Solidaritätszuschlags in Höhe von 5,5 % auf die Körperschaftsteuerschuld (insgesamt gerundet 26,38 %). Allein für das Jahr 2003 beträgt der einheitliche Körperschaftsteuersatz 26,5 % zuzüglich eines Solidaritätszuschlags in Höhe von 5,5 % auf die Körperschaftsteuerschuld (insgesamt gerundet 27,96 %).

Zusätzlich unterliegen deutsche Kapitalgesellschaften der Gewerbesteuer. Die Höhe der Gewerbesteuer ist abhängig davon, in welcher Gemeinde die Gesellschaft Betriebsstätten unterhält. Die Gewerbesteuer beträgt grundsätzlich ca. 15 bis 20 % des steuerpflichtigen Gewerbeertrags, je nach Hebesatz der Gemeinde. Bei der Ermittlung des körperschaftsteuerpflichtigen Einkommens der Kapitalgesellschaft ist die Gewerbesteuer als Betriebsausgabe abzugsfähig.

Seit der Abschaffung des Körperschaftsteueranrechnungsverfahrens verbunden mit der Einführung des so genannten Halbeinkünfteverfahrens sind Gewinnausschüttungen inländischer Kapitalgesellschaften an die Gesellschaft grundsätzlich von der Körperschaftsteuer befreit. Gewinnausschüttungen sind grundsätzlich von der Gewerbesteuer befreit, wenn die Gesellschaft zu Beginn des maßgeblichen Erhebungszeitraumes mindestens zu 10 % am Grund- oder Stammkapital der ausschüttenden Gesellschaft beteiligt war. Durch Gewinnausschüttungen der Gesellschaft an ihre Aktionäre können sich Körperschaftsteuerminderungen ergeben. Andererseits können Gewinnausschüttungen von Tochtergesellschaften bei der Gesellschaft zu Körperschaftsteuererhöhungen führen, die mit einer entsprechenden Erhöhung des Körperschaftsteuerguthabens verbunden sind. Mit dem Gesetz zum Abbau von Steuervergünstigungen und Ausnahmeregelungen ("StVergAbG") vom 16. Mai 2003 wurden unter anderem zusätzliche Beschränkungen für die Realisierung von Körperschaftsteuerguthaben eingeführt. Während der Dauer eines sog. Moratoriums kann ein Körperschaftsteuerguthaben nicht realisiert werden. Entsprechend findet bei Ausschüttungen von Tochtergesellschaften keine Nachversteuerung statt. Das Moratorium gilt für Gewinnausschüttungen, die vor dem 1. Januar 2006 erfolgen. Nach Ablauf des Moratoriums kann das Körperschaftsteuerguthaben bis zum 31. Dezember 2019 realisiert werden. Eine Körperschaftsminderung bei der ausschüttenden Gesellschaft ist begrenzt auf 1/6 der ordentlichen Gewinnausschüttungen und zusätzlich auf den Betrag, der sich bei einer gleichmäßigen Verteilung des Körperschaftsteuerguthabens am Schluss des Vorjahres auf die verbleibenden Jahre bis zum 31. Dezember 2019 ergibt. Körperschaftsteuererhöhungen können unabhängig von der Regelung im StVergAbG auch bei Ausschüttungen der Gesellschaft aus ehemaligen Beständen des unbelasteten steuerlichen Eigenkapitals eintreten.

Gewinnausschüttungen ausländischer Kapitalgesellschaften an die Gesellschaft unterliegen grundsätzlich in Höhe von 5 % der Körperschaftsteuer (zuzüglich Solidaritätszuschlag) und der Gewerbesteuer. Der übersteigende Teil ist (bei Vorliegen gewisser weiterer Voraussetzungen) grundsätzlich von der Gewerbesteuer befreit, wenn die Gesellschaft seit Beginn des maßgeblichen Erhebungszeitraumes mindestens zu 10 % am Grund- oder Stammkapital der ausschüttenden Gesellschaft beteiligt war.

Bezüglich Verlustvorträgen der Gesellschaft wird auf das Kapitel "Risikofaktoren — Mit der Abspaltung und der Neustrukturierung verbundene Risiken — Steuerliche Auswirkungen" verwiesen.

Besteuerung von Dividenden

Kapitalertragsteuer

Die Gesellschaft hat grundsätzlich für Rechnung der Aktionäre von ihren vorgenommenen Gewinnausschüttungen eine Quellensteuer (Kapitalertragsteuer) in Höhe von 20 % und einen auf die Kapitalertragsteuer erhobenen Solidaritätszuschlag in Höhe von 5,5 % (insgesamt 21,1 %) einzubehalten und abzuführen. Bemessungsgrundlage für die Kapitalertragsteuer ist die von der Hauptversammlung beschlossene Dividende.

Die Kapitalertragsteuer wird grundsätzlich unabhängig davon abgezogen, ob und in welchem Umfang die Gewinnausschüttung auf Ebene des Aktionärs von der Steuer befreit ist und ob es sich um einen im Inland oder im Ausland ansässigen Aktionär handelt.

Bei Dividenden, die an eine in einem Mitgliedstaat der Europäischen Union ansässige Gesellschaft im Sinne des Art. 2 der sog. Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) ausgeschüttet werden, kann bei Vorliegen weiterer Voraussetzungen auf Antrag bei der Gewinnausschüttung von einer Einbehaltung der Kapitalertragsteuer ganz abgesehen werden.

Bei Aktionären (natürlichen Personen und Körperschaften), die in Deutschland unbeschränkt steuerpflichtig sind, sowie bei Aktionären, die im Ausland ansässig sind und die ihre Aktien im Betriebsvermögen einer deutschen Betriebsstätte oder in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, halten, wird die einbehaltene und abgeführte Kapitalertragsteuer (einschließlich Solidaritätszuschlag) auf die Einkommen- oder Körperschaftsteuerschuld angerechnet bzw. in Höhe eines etwaigen Überhanges erstattet. Soweit die Kapitalerträge des Aktionärs die Sparer- und Werbungskostenfreibeträge nicht übersteigen und ein gültiger Freistellungsauftrag vorliegt, kann eine Auszahlung der Dividende ohne Kapitalertragsteuereinbehalt erfolgen.

Bei Steuerpflichtigen, bei denen eine Veranlagung zur Einkommensteuer nicht in Betracht kommt, sowie bei Steuerpflichtigen, bei denen Dividenden Betriebseinnahmen darstellen und die Kapitalertragsteuer auf Grund der Art ihrer Geschäfte auf Dauer höher wäre als die gesamte festzusetzende Einkommensteuer oder Körperschaftsteuer, wird bei Vorliegen der gesetzlichen Voraussetzungen (u.a. das Vorliegen einer Nichtveranlagungs-Bescheinigung des zuständigen Finanzamts) die einbehaltene und abgeführte Kapitalertragsteuer erstattet.

Für Ausschüttungen an im Ausland ansässige Aktionäre wird der Kapitalertragsteuersatz, wenn Deutschland mit dem Ansässigkeitsstaat des Aktionärs ein Doppelbesteuerungsabkommen abgeschlossen hat und wenn der Aktionär seine Aktien weder im Vermögen einer Betriebsstätte in Deutschland noch in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, hält, nach Maßgabe des Doppelbesteuerungsabkommens reduziert. Die Kapitalertragsteuerermäßigung wird grundsätzlich in der Weise gewährt, dass die Differenz zwischen dem einbehaltenen Gesamtbetrag einschließlich des Solidaritätszuschlages und der unter der Anwendung des einschlägigen Doppelbesteuerungsabkommens tatsächlich geschuldeten Kapitalertragsteuer (in der Regel 15 %) auf Antrag durch die deutsche Finanzverwaltung (Bundesamt für Finanzen, Friedhofstraße 1, D-53225 Bonn) erstattet wird. Formulare für das Erstattungsverfahren sind beim Bundesamt für Finanzen (auch unter www.bff-online.de) sowie den deutschen Botschaften und Konsulaten erhältlich.

Im Inland ansässige Anteilseigner

Bei in Deutschland unbeschränkt steuerpflichtigen natürlichen Personen, die ihre Aktien im Privatvermögen halten, gehört lediglich die Hälfte der Dividende zu den Einkünften aus Kapitalvermögen (sog. Halbeinkünfteverfahren). Sie unterliegen der progressiven Einkommensteuer (bis zu einem Höchstsatz von 48,5 % im Jahre 2003 und, nach derzeitiger Rechtslage, von 47 % im Jahre 2004 und 42 % ab dem Jahre 2005) zuzüglich 5,5 % Solidaritätszuschlag hierauf (bei dem Höchstsatz von 48,5 % würde sich hierbei eine Gesamtbelastung von gerundet 51,17 % ergeben). Mit solchen Dividenden in wirtschaftlichem Zusammenhang stehende Aufwendungen sind nur zur Hälfte steuerlich abzugsfähig.

Natürliche Personen, welche die Aktien im Privatvermögen halten, erhalten für ihre Einkünfte aus Kapitalvermögen insgesamt einen "Sparerfreibetrag" in Höhe von € 1.550,- (für Ledige) bzw. € 3.100,- (für zusammen veranlagte Ehegatten). Daneben wird eine Werbungskostenpauschale von € 51,- bzw. € 102,- gewährt, sofern keine höheren Werbungskosten nachgewiesen werden. Nur soweit die Hälfte der Dividenden und andere Einnahmen aus Kapitalvermögen nach hälftigem Abzug der tatsächlichen

Werbungskosten bzw. des Werbungskosten-Pauschbetrags diesen Sparerfreibetrag übersteigen, sind sie steuerpflichtig. Soweit die Kapitalerträge des Aktionärs die Sparer- und Werbungskostenfreibeträge nicht übersteigen und ein gültiger Freistellungsauftrag vorliegt, kann eine Auszahlung der Dividende ohne Kapitalertragsteuereinbehalt erfolgen.

Werden die Aktien im Betriebsvermögen eines Einzelunternehmers oder einer Personengesellschaft gehalten, geht die Dividende, soweit keine Körperschaft beteiligt ist, für Zwecke der Einkommensbesteuerung zur Hälfte in die Ermittlung der Einkünfte aus Gewerbebetrieb ein. Betriebsausgaben, die mit den Dividenden in wirtschaftlichem Zusammenhang stehen, sind lediglich zur Hälfte abzugsfähig. Die Dividenden unterliegen zusätzlich zur Hälfte der Gewerbesteuer, es sei denn der Steuerpflichtige war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10 % am Grundkapital der Gesellschaft beteiligt. Allerdings ist die Gewerbesteuer grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar.

Dividenden, die an im Inland ansässige Körperschaften ausgeschüttet werden, sind – vorbehaltlich bestimmter Ausnahmen für Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen – grundsätzlich von der Körperschaftsteuer und dem Solidaritätszuschlag befreit. Eine Mindestbeteiligungsgrenze oder eine Mindesthaltezeit ist nicht zu beachten. Betriebsausgaben, die mit den steuerfreien Dividenden in unmittelbarem wirtschaftlichen Zusammenhang stehen, sind nicht als Betriebsausgaben abziehbar. Das bedeutet nach derzeitiger Rechtsprechung und Auffassung der Finanzverwaltung insbesondere für Zinsaufwand, dass dieser in Höhe der im jeweiligen Veranlagungszeitraum vereinnahmten Dividende steuerlich nicht abziehbar ist. Die Dividenden unterliegen jedoch der Gewerbesteuer, es sei denn, die Körperschaft war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10 % am Grundkapital der Gesellschaft beteiligt. Dividendenausschüttungen, die bei der Gesellschaft zu einer Minderung der Körperschaftsteuer geführt haben, erhöhen bei bestimmten unbeschränkt steuerpflichtigen Körperschaften oder Personenvereinigungen grundsätzlich die Körperschaftsteuer und das Körperschaftsteuerguthaben.

Im Ausland ansässige Anteilseigner

Bei im Ausland ansässigen natürlichen Personen und Körperschaften ohne Betriebsstätte oder ständigen Vertreter in Deutschland gilt die deutsche Steuerschuld mit Einbehaltung der (ggf. nach einem Doppelbesteuerungsabkommen ermäßigten) Kapitalertragsteuer als abgegolten.

Ist der Aktionär eine natürliche Person und gehören die Aktien zum Vermögen einer Betriebsstätte in Deutschland oder werden die Aktien über einen ständigen Vertreter in Deutschland gehalten, unterliegen die Dividenden zur Hälfte der deutschen Einkommensteuer zuzüglich 5,5 % Solidaritätszuschlag hierauf. Betriebsausgaben, die mit den Dividenden in wirtschaftlichem Zusammenhang stehen, sind lediglich zur Hälfte abzugsfähig. Die Dividenden unterliegen im Falle von Aktien, die zum Vermögen einer Betriebsstätte in Deutschland gehören oder über einen ständigen Vertreter in Deutschland gehalten werden, grundsätzlich auch zur Hälfte der Gewerbesteuer, es sei denn, der Steuerpflichtige war zu Beginn des maßgeblichen Erhebungszeitraums mit mindestens 10 % am Grundkapital der Gesellschaft beteiligt. Allerdings ist die Gewerbesteuer grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar.

Dividendenausschüttungen an im Ausland ansässige Körperschaften, die ihre Aktien im Betriebsvermögen einer Betriebsstätte in Deutschland oder über einen ständigen Vertreter in Deutschland halten, sind – vorbehaltlich bestimmter Ausnahmen für Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen – grundsätzlich von der Körperschaftsteuer und dem Solidaritätszuschlag befreit bzw. nicht steuerpflichtig. Betriebsausgaben, die mit den steuerfreien Dividenden in unmittelbarem wirtschaftlichen Zusammenhang stehen, sind steuerlich nicht abzugsfähig. Die Dividenden unterliegen allerdings der Gewerbesteuer, es sei denn die Körperschaft war zu Beginn des Erhebungszeitraumes mindestens zu 10 % am Grundkapital der Gesellschaft beteiligt.

Die Erfassung im Ansässigkeitsstaat des jeweiligen ausländischen Aktionärs richtet sich nach den steuerlichen Vorschriften des betreffenden Staates sowie ggf. den Bestimmungen des betreffenden Doppelbesteuerungsabkommens.

Besteuerung von Veräußerungsgewinnen

Im Inland ansässige Anteilseigner

Die Hälfte der Gewinne aus der Veräußerung von im Privatvermögen einer in Deutschland ansässigen natürlichen Person gehaltenen Aktien sind grundsätzlich einkommensteuer- und solidaritätszuschlagspflichtig, wenn die Veräußerung innerhalb eines Jahres nach dem Erwerb stattfindet. Sofern der erzielte Gewinn für alle privaten Veräußerungsgeschäfte (einschließlich des hälftigen Gewinns aus der Veräußerung von Aktien) pro Jahr und Person unter Euro 512,- bleibt, wird er nicht besteuert. Ein Veräußerungsverlust kann zur Hälfte mit Gewinnen verrechnet werden, die im gleichen oder in folgenden Veranlagungszeiträumen aus anderen privaten Veräußerungsgeschäften erzielt werden.

Gewinne aus der Veräußerung von im Privatvermögen einer in Deutschland ansässigen natürlichen Person gehaltenen Aktien unterliegen – unabhängig von der 12-Monats-Frist – zur Hälfte der Besteuerung nach dem individuellen Einkommensteuersatz zuzüglich Solidaritätszuschlag in Höhe von 5,5 % auf die Einkommensteuerschuld, wenn die natürliche Person oder im Falle eines unentgeltlichen Erwerbes ihr(e) Rechtsvorgänger zu irgendeinem Zeitpunkt während der der Veräußerung vorangehenden fünf Jahre zu mindestens 1 % unmittelbar oder mittelbar am Kapital der Gesellschaft beteiligt war(en). Veräußerungsverluste können in diesen Fällen unter bestimmten Voraussetzungen zur Hälfte geltend gemacht werden.

Gewinne aus der Veräußerung von Aktien, die von einer in Deutschland ansässigen natürlichen Person im Betriebsvermögen gehalten werden, unterliegen zur Hälfte der Besteuerung nach dem persönlichen Einkommensteuersatz zuzüglich Solidaritätszuschlag in Höhe von 5,5 % auf die Einkommensteuerschuld sowie der Gewerbesteuer. Die Gewerbesteuer ist jedoch grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar. Veräußerungsverluste sind zur Hälfte bei der Einkommensteuer und der Gewerbesteuer zu berücksichtigen.

Für Steuerpflichtige, die der Körperschaftsteuer unterliegen, sind Gewinne aus der Veräußerung von Aktien – vorbehaltlich bestimmter Ausnahmen für Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen und vorbehaltlich bestimmter gesetzlich definierter Missbrauchstatbestände – grundsätzlich von der Gewerbe- und Körperschaftsteuer einschließlich Solidaritätszuschlag befreit. Entsprechend dürfen Veräußerungsverluste und Aufwendungen in unmittelbarem wirtschaftlichen Zusammenhang mit der Veräußerung steuerlich nicht abgezogen werden.

Gewinne und Verluste aus der Veräußerung von Aktien, die von gewerblich tätigen Personengesellschaften gehalten werden, sind in voller Höhe bei der Gewerbesteuer zu berücksichtigen. Für die Behandlung bei der Einkommensteuer bzw. bei der Körperschaftsteuer der Gesellschafter der Personengesellschaft gelten jeweils die in diesem Abschnitt dargestellten Grundsätze.

Im Ausland ansässige Anteilseigner

Veräußert die Aktien eine im Ausland ansässige natürliche Person, die (i) die Aktien in einer Betriebsstätte oder über einen ständigen Vertreter in Deutschland hält, oder (ii) die zu irgendeinem Zeitpunkt innerhalb der letzten fünf Jahre vor der Veräußerung der Aktien direkt oder indirekt mindestens 1 % am Kapital der Gesellschaft beteiligt war, unterliegen die erzielten Veräußerungsgewinne in Deutschland zur Hälfte der Besteuerung zuzüglich 5,5 % Solidaritätszuschlag auf die Einkommensteuerschuld. Bei einer im Ausland ansässigen natürlichen Person die ihre Aktien in einer Betriebsstätte oder über einen ständigen Vertreter in Deutschland hält, unterliegen die erzielten Veräußerungsgewinne in Deutschland zur Hälfte auch der Gewerbesteuer. Die Gewerbesteuer ist jedoch grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar. Veräußerungsverluste können unter bestimmten Voraussetzungen zur Hälfte geltend gemacht werden.

Die meisten Doppelbesteuerungsabkommen sehen insoweit jedoch eine uneingeschränkte Befreiung von der deutschen Besteuerung vor, sofern die Aktien nicht im Vermögen einer inländischen Betriebsstätte gehalten werden.

Veräußerungsgewinne, die eine nicht in Deutschland ansässige Körperschaft erzielt, welche die veräußerten Aktien im Betriebsvermögen einer inländischen Betriebsstätte gehalten hat, sind – vorbehaltlich bestimmter Ausnahmen für Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen und vorbehaltlich bestimmter gesetzlich definierter Missbrauchstatbestände – grundsätzlich von der Gewerbe- und Körperschaftsteuer befreit. Entsprechend dürfen Veräußerungsverluste und Aufwendungen in unmittelbarem wirtschaftlichen Zusammenhang mit der Veräußerung steuerlich nicht abgezogen werden.

Besonderheiten für Aktionäre der HVB AG vor der Abspaltung im Hinblick auf die im Rahmen der Abspaltung neu ausgegebenen Aktien an der Gesellschaft

Für Aktionäre der HVB AG, an die im Rahmen der Abspaltung Aktien an der Gesellschaft neu ausgegeben werden, gilt Folgendes:

Soweit sich die Aktien in einem deutschen steuerlichen Betriebsvermögen eines im Inland oder im Ausland ansässigen Anteilseigners befinden, sind die bisherigen steuerlichen Buchwerte der HVB AG Aktien nach dem zivilrechtlichen Wirksamwerden der Abspaltung auf die Aktien an der HVB AG und die neu ausgegebenen Aktien an der Gesellschaft aufzuteilen. Nach Auffassung der Finanzverwaltung kann der Aufteilung grundsätzlich das Umtauschverhältnis der Anteile im Spaltungsplan zugrunde gelegt werden. Ansonsten ist die Aufteilung nach dem Verhältnis der Werte des übergehenden Vermögensteils zu dem vor der Abspaltung vorhandenen Vermögen vorzunehmen. Die Aktien der Gesellschaft gelten als zu dem sich danach ergebenden Buchwertanteil angeschafft. Eine eventuelle spätere Veräußerung dieser Aktien der Gesellschaft unterliegt den oben dargestellten Regelungen für die Besteuerung von Veräußerungsgewinnen.

Soweit die HVB AG Aktien von im Inland ansässigen natürlichen Personen im steuerlichen Privatvermögen gehalten werden, setzt die Abspaltung für die im Rahmen der Abspaltung neu ausgegebenen Aktien an der Gesellschaft eine zwölfmonatige Frist für private Veräußerungsgeschäfte in Gang, die unabhängig vom Zeitpunkt der Anschaffung der HVB AG Aktien ist. Nach derzeitiger Auffassung der Finanzverwaltung beginnt die Frist am steuerlichen Übertragungsstichtag. Es kann aber nicht ausgeschlossen werden, dass die Frist erst an einem anderen Stichtag, insbesondere am Tag des Beschlusses über die Abspaltung, beginnt. Ist die Frist für private Veräußerungsgeschäfte für die bisher gehaltenen HVB AG Aktien bei Beginn der Frist für die im Rahmen der Abspaltung neu ausgegebenen Aktien an der Gesellschaft noch nicht abgelaufen, sind die ursprünglichen Anschaffungskosten der HVB AG Aktien gemäß dem oben dargestellten Aufteilungsmaßstab aufzuteilen. Ist die Frist für private Veräußerungsgeschäfte für die bisher gehaltenen HVB AG Aktien bereits abgelaufen, sind die Anschaffungskosten nach dem anteiligen gemeinen Wert der Anteile an der HVB AG zu bemessen. Nach derzeitiger Auffassung der Finanzverwaltung ist hierbei der gemeine Wert am steuerlichen Übertragungsstichtag zugrunde zu legen. Es kann aber nicht ausgeschlossen werden, dass andere Stichtage, insbesondere der Tag des Beschlusses über die Abspaltung, maßgeblich sind. Wenn eine im Inland ansässige natürliche Person oder im Falle eines unentgeltlichen Erwerbes ihr(e) Rechtsvorgänger zu irgendeinem Zeitpunkt während der der Veräußerung vorangehenden fünf Jahre wesentlich (zu mindestens 1 %) unmittelbar oder mittelbar am Kapital der HVB AG beteiligt war(en), unterliegen die erzielten Veräußerungsgewinne – auch nach Ablauf der vorgenannten Jahresfrist – in Deutschland zur Hälfte der Besteuerung, unabhängig von der Beteiligungshöhe an der Gesellschaft. Die ursprünglichen Anschaffungskosten sind gemäß dem oben dargestellten Aufteilungsmaßstab aufzuteilen.

Wenn eine im Ausland ansässige natürliche Person oder im Falle eines unentgeltlichen Erwerbes ihr(e) Rechtsvorgänger zu irgendeinem Zeitpunkt während der der Veräußerung vorangehenden fünf Jahre (zu mindestens 1 %) unmittelbar oder mittelbar am Kapital der HVB AG beteiligt war(en), unterliegen die erzielten Veräußerungsgewinne in Deutschland zur Hälfte der Besteuerung – unabhängig von der Beteiligungshöhe an der Gesellschaft. Die ursprünglichen Anschaffungskosten sind gemäß dem oben dargestellten Aufteilungsmaßstab zu verteilen. Die meisten Doppelbesteuerungsabkommen sehen insoweit jedoch eine uneingeschränkte Befreiung von der deutschen Besteuerung vor, sofern die Aktien nicht im Vermögen einer inländischen Betriebsstätte gehalten werden.

Besonderheiten für Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen

Soweit Kreditinstitute und Finanzdienstleistungsinstitute Aktien, welche nach § 1 Abs. 12 KWG dem Handelsbuch zuzurechnen sind, halten bzw. veräußern, gelten weder für Dividenden noch für Veräußerungsgewinne bzw. Veräußerungsverluste das Halbeinkünfteverfahren oder die Steuerfreistellung. Gleiches gilt für Aktien, die von Finanzunternehmen im Sinne des KWG mit dem Ziel der kurzfristigen Erzielung eines Eigenhandelserfolges erworben werden. Dies gilt auch für Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen mit Sitz in einem anderen Mitgliedstaat der Europäischen Gemeinschaft oder einem anderen Vertragsstaat des EWR-Abkommens.

Erbschaft- bzw. Schenkungsteuer

Der Übergang von Aktien auf eine andere Person durch Schenkung oder von Todes wegen unterliegt der deutschen Erbschaft- bzw. Schenkungsteuer nur, wenn

- der Erblasser, der Schenker, der Erbe, der Beschenkte oder der sonstige Erwerber zur Zeit des Vermögensüberganges seinen Wohnsitz oder seinen gewöhnlichen Aufenthalt in Deutschland hatte oder sich als deutscher Staatsangehöriger nicht länger als fünf Jahre dauernd im Ausland aufgehalten hat, ohne im Inland einen Wohnsitz zu haben, oder
- außer im Fall von (1) die Aktien beim Erblasser oder Schenker zu einem Betriebsvermögen gehörten, für das in Deutschland eine Betriebsstätte unterhalten wurde oder ein ständiger Vertreter bestellt war, oder
- der Erblasser oder Schenker zum Zeitpunkt des Erbfalls oder der Schenkung entweder allein oder zusammen mit anderen ihm nahestehenden Personen zu mindestens 10 % am Grundkapital der Gesellschaft unmittelbar oder mittelbar beteiligt war.

Die wenigen gegenwärtig in Kraft befindlichen deutschen Erbschaftsteuer-Doppelbesteuerungsabkommen sehen i.d.R. vor, dass deutsche Erbschaft- bzw. Schenkungsteuer nur in Fall (1) und mit Einschränkungen in Fall (2) erhoben werden kann.

Sonstige Steuern

Bei Kauf, Verkauf oder sonstiger Veräußerung von Aktien fällt keine deutsche Kapitalverkehrsteuer, Umsatzsteuer, Stempelsteuer oder ähnliche Steuer an. Unter bestimmten Voraussetzungen ist es jedoch möglich, dass Unternehmer zu einer Umsatzsteuerpflicht der ansonsten steuerfreien Umsätze optieren. Vermögensteuer wird in Deutschland gegenwärtig nicht erhoben.

Änderungen des Steuerrechts

Nach dem derzeitigen Entwurf eines Gesetzes zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz sowie des Entwurfs eines Gesetzes zur Reform der Gewerbesteuer ist u.a. eine so genannte Mindestbesteuerung, eine Besteuerung für Zwecke der Körperschaft- und Gewerbesteuer von 5 % der inländischen Dividendenerträge und Veräußerungsgewinne von Kapitalgesellschaften sowie eine grundsätzliche Änderung des Besteuerungskonzeptes der Gewerbesteuer vorgesehen. Ferner ist nach den Gesetzentwürfen eine deutliche Verschärfung der Regelungen zur Gesellschafterfremdfinanzierung vorgesehen, insbesondere eine Ausweitung der Einschränkung der Gesellschafterfremdfinanzierung für Zwecke der Körperschaft- und Gewerbesteuer auch auf Inlandsfälle und beschränkt steuerpflichtige Kapitalgesellschaften sowie auf die Überlassung von Sachen und Rechten und bestimmte konzerninterne Beteiligungsakquisitionen. Dabei ist offen, inwieweit durch ein grundsätzlich weiterbestehendes Bankenprivileg die negativen Folgen der vorstehend dargestellten möglichen Verschärfungen der Regelungen zur Gesellschafterfremdfinanzierung nicht zum Tragen kommen. Es ist gegenwärtig offen, ob, wann und in welcher Form diese Entwürfe Gesetz werden.

[DIESE SEITE WURDE ABSICHTLICH FREIGELASSEN]

FINANZTEIL

KONZERN-GEWINN- UND VERLUSTRECHNUNG DER HVB GROUP ZUM 31. DEZEMBER 2000, 2001 UND 2002 SOWIE ZUM 30. JUNI 2002 UND 2003 GEMÄSS IFRS

	01.01.-30.06. 2003	01.01.-30.06. 2002	2002	2001	2000
		(in Mio €)			
Zinsüberschuss	3.247	3.353	6.649	7.331	5.150
Kreditrisikovorsorge*	1.522	1.898	3.797	2.074	1.186
Zinsüberschuss nach Kreditrisikovorsorge	**1.725**	**1.455**	**2.852**	**5.257**	**3.964**
Provisionsüberschuss	1.342	1.405	2.684	2.877	2.423
Handelsergebnis	487	435	787	592	548
Verwaltungaufwand	3.341	3.768	7.076	7.716	5.117
Saldo sonstige betriebliche Erträge und Aufwendungen	25	60	115	485	55
Betriebsergebnis	**238**	**-413**	**-638**	**1.495**	**1.873**
Finanzanlageergebnis	11	642	649	530	325
Abschreibung auf Geschäfts- oder Firmenwerte	108	108	395	321	89
Zuführung zu Restrukturierungsrückstellungen	0	0	286	19	0
Saldo übrige Erträge und Aufwendungen	-64	-64	-151	-136	-131
Ergebnis der gewöhnlichen Geschäftstätigkeit	**77**	**57**	**-821**	**1.549**	**1.978**
Saldo außerordentliche Erträge und Aufwendungen	0	0	0	0	-126
Ergebnis vor Steuern	**77**	**57**	**-821**	**1.549**	**1.852**
Ertragsteuern*	187	18	37	582	668
Jahresüberschuss / -fehlbetrag	**-110**	**39**	**-858**	**967**	**1.184**
Fremdanteile am Jahresüberschuss / -fehlbetrag*	-34	14	29	-29	-105
Jahresüberschuss / -fehlbetrag ohne Fremdanteile	**-144**	**53**	**-829**	**938**	**1.079**

* **zu den Daten für das erste Halbjahr 2002 und 2003:**
Die Kreditrisikovorsorge wurde wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit den anteiligen Vorjahreswerten angesetzt und damit auch Ertragsteuern und Fremdanteile am Ergebnis des Vorjahres entsprechend angepasst.

KONZERNBILANZ DER HVB GROUP ZUM 31. DEZEMBER 2001 UND 2002 SOWIE ZUM 30. JUNI 2003 GEMÄSS IFRS

	Jun-03	2002	2001
Aktiva		(in Mio €)	
Barreserve	5.949	5.373	8.036
Handelsaktiva	88.130	85.252	69.210
Forderungen an Kreditinstitute	70.317	73.867	89.499
Forderungen an Kunden	394.594	409.938	431.060
Wertberichtigungen auf Forderungen	-14.677	-13.716	-12.471
Finanzanlagen	93.467	101.998	114.493
Sachanlagen	3.267	3.473	4.324
Immaterielle Vermögenswerte	3.777	3.816	4.046
Sonstige Aktiva	24.311	21.156	20.354
Summe	**669.135**	**691.157**	**728.551**
Passiva			
Verbindlichkeiten gegenüber Kreditinstituten	139.284	143.361	134.624
Verbindlichkeiten gegenüber Kunden	150.566	154.922	171.662
Verbriefte Verbindlichkeiten	250.486	271.561	310.709
Handelspassiva	61.689	51.479	29.150
Rückstellungen	11.653	10.931	9.871
Sonstige Passiva	20.831	21.549	20.888
Nachrangkapital	20.983	22.311	23.487
Anteile in Fremdbesitz	756	813	3.050
Eigenkapital	12.887	14.230	25.110
Gezeichnetes Kapital	*1.609*	*1.609*	*1.609*
Kapitalrücklagen	*13.112*	*13.112*	*13.133*
Gewinnrücklagen	*2.924*	*2.882*	*4.326*
Bewertungsänderungen von Finanzinstrumenten	*-4.614*	*-3.373*	*5.585*
AfS-Rücklage	*-1.974*	*-1.319*	*6.135*
Hedge-Rücklage	*-2.640*	*-2.054*	*-550*
Konzerngewinn	*-144*	*0*	*457*
Summe	**669.135**	**691.157**	**728.551**

KAPITALFLUSSRECHNUNG DER HVB GROUP FÜR DIE JAHRE 2001 UND 2002 SOWIE DAS ERSTE HALBJAHR 2001, 2002 UND 2003

	2003	2002	2001
		(in Mio €)	
Zahlungsmittelbestand zum 01.01.	**5.373**	**8.036**	**6.509**
+/- Cashflow aus operativer Geschäftstätigkeit	-3.143	-938	5.060
+/- Cashflow aus Investitionstätigkeit	4.839	222	-9.357
+/- Cashflow aus Finanzierungstätigkeit	-1.062	1.561	2.508
+/- Effekte aus Wechselkursänderungen	-58	-171	106
Zahlungsmittelbestand zum 30.06.	**5.949**	**8.710**	**4.826**

	2002	2001
	in Mio €	
Zahlungsmittelbestand zum 01.01.	**8.036**	**6.509**
+/- Cashflow aus operativer Geschäftstätigkeit	-1.939	5.640
+/- Cashflow aus Investitionstätigkeit	6.888	-2.681
+/- Cashflow aus Finanzierungstätigkeit	-7.508	-1.504
+/- Effekte aus Wechselkursänderungen	-104	72
Zahlungsmittelbestand zum 31.12.	**5.373**	**8.036**

KONZERNJAHRESABSCHLUSS UND KONZERNLAGEBERICHT 2002 DER HVB GROUP GEMÄSS IFRS

FINANZBERICHT

KONZERNLAGEBERICHT

ERGEBNISSE

KONZERNLAGEBERICHT
FINANCIAL REVIEW

1. 2002: DIE HVB GROUP STELLT SICH DEN HERAUSFORDERUNGEN

Das Jahr 2002 brachte für das Bankgeschäft vor allem in Deutschland äußerst hohe Herausforderungen. Die ökonomischen Rahmenbedingungen haben sich im Jahresverlauf permanent verschlechtert, die Konjunkturprognosen wurden kräftig nach unten revidiert und die Insolvenzwelle erreichte mit rund 40 000 Unternehmensinsolvenzen in Deutschland einen neuen Höchststand. Gleichzeitig ging das Vertrauen von Investoren weiter zurück, sodass es an den internationalen Kapitalmärkten zu dramatischen Kurseinbrüchen und zu extrem hohen Volatilitäten kam. In diesem Umfeld wagten gerade noch fünf inländische Unternehmen in Deutschland ein Going-Public, dabei erreichte das Emissionsvolumen den niedrigsten Stand seit 1983. Am Bondmarkt vergrößerten sich die Spreads im Zuge der steigenden Risikoerwartungen auf bisher nie gesehene Höhen. Vor diesem Hintergrund wurde das Rating deutscher Kreditinstitute auf den Prüfstand gestellt mit der Folge von Ratingherabstufungen. Dem konnte sich auch die HVB Group nicht entziehen. Die Ratingherabstufung wiederum verteuert unsere Refinanzierung und verschlechtert unsere Wettbewerbsposition insbesondere im Vergleich zu den öffentlich-rechtlichen Instituten.

Diese immensen Herausforderungen des abgelaufenen Jahres haben wir angenommen und richtungsweisende Konzepte erarbeitet und umgesetzt:

1. Die Führungsstruktur der HVB Group

Seit Beginn des Jahres 2002 steuerten wir die HVB Group nach der Führungsstruktur, die wir bereits in unserem Geschäftsbericht 2001 ausführlich vorgestellt hatten (vergleiche Kapitel »Neue Ausrichtung der HVB Group« im Band »Jahresbericht«). Diese Struktur führte zum Beispiel mit der Konzentration der weltweiten Kapitalmarktaktivitäten einschließlich der Betreuung global tätiger Konzerne und kapitalmarktfähiger Unternehmen in dem Geschäftsfeld Corporates & Markets zu einem kräftigen Schub im Handelsergebnis.

2 . Schärfung des Profils durch weitere Fokussierung

Um unser Profil als eine der führenden Banken in Europa für das Privat- und Firmenkundengeschäft weiter zu schärfen, hatten wir im Herbst 2002 beschlossen, das gewerbliche Immobilienfinanzierungsgeschäft in einem neuen Immobilienfinanzierungs-Konzern zu bündeln und diesen von der HVB Group zu trennen.

Darüber hinaus setzten wir die Veräußerung von Randaktivitäten konsequent fort. So verkauften wir im Berichtsjahr zum Beispiel unsere Anteile an der brasilianischen Banco BBA, der Bayerischen Immobilienleasing oder der Spaten-Brauerei. Auch unsere Directbroker-Aktivitäten haben wir deutlich redimensioniert und nach dem Verkauf der SelfTrade auf Deutschland und Österreich konzentriert.

3. Umfangreiches Maßnahmenbündel zur Kostensenkung

Bis zum Jahr 2004 wollen wir durch mehrere Projekte zur Effizienzsteigerung erhebliche Synergien einfahren. Dazu zählt in 2003 auch die vorzeitige Erfüllung eines in 2001 aufgelegten Programms zur Reduzierung der Mitarbeiterzahl im Konzern um 9100, das wir zum Jahresende 2002 bereits zu 75% umgesetzt hatten. In 2002 verringerte sich die Zahl der Mitarbeiter um 3594 bzw. 5,2% auf 65 926, die Zahl der Geschäftsstellen haben wir um 134 auf 2104 reduziert. Auch die übrigen Maßnahmen zur Kostensenkung mit erheblichen Einschränkungen bei Dienstwagen, Reisekosten, Beraterhonoraren, Beschaffungen, Raumbelegungen und dergleichen haben bereits im abgelaufenen Jahr die erwarteten Einsparungen erbracht. Der Verwaltungsaufwand sank im Vergleich zum Vorjahr um 8,3% auf 7076 Mio €.

4. Restrukturierungen und Kapazitätsanpassungen insbesondere im Geschäftsfeld Deutschland

Um die rückläufige Nachfrage nach unseren Dienstleistungen insbesondere im Geschäftsfeld Deutschland zu kompensieren, haben wir ein zusätzliches umfangreiches Maßnahmenpaket zur Aufwandsreduzierung beschlossen, das erst in Zukunft wirken wird. Dies sieht sowohl weitere Filialschließungen und Standortoptimierungen als auch Kapazitätsanpassungen durch die Bündelung von Tätigkeiten und Funktionen sowie die Verschlankung der Führungsstrukturen bei Stabs- und Back-Office-Einheiten vor. Der hierdurch entstehende Restrukturierungsaufwand ist durch die Bildung einer Rückstellung in der Erfolgsrechnung 2002 enthalten.

2. ERFOLGSRECHNUNG

Durch massive Einsparungen haben wir die Entwicklung des Verwaltungsaufwands (–640 Mio € bzw. –8,3%) an den Rückgang der operativen Erträge (–680 Mio € bzw. –6,2% ohne Sonderertrag aus der Veräußerung von Foreign & Colonial im Vorjahr) angepasst. Belastend wirkte vor allem der kräftige Anstieg der Kreditrisikovorsorge, sodass das Betriebsergebnis mit –638 Mio € um 2133 Mio € deutlich unter dem Vorjahreswert liegt. Als eigene Position unterhalb des Betriebsergebnisses weisen wir erstmals eine Zuführung zu Restrukturierungsrückstellungen in Höhe von 286 Mio € aus.

Der Zinsüberschuss sinkt im Vorjahresvergleich um 9,3% auf 6649 Mio €. Ursachen hierfür waren vor allem niedrigere Erträge aus unserem Anteilsbesitz einschließlich at-Equity bewerteter Unternehmen, Volumensrückgänge durch die gesteuerte Verringerung der Risikoaktiva, Währungseffekte auf Grund des stärkeren Euros insbesondere in Relation zum US-$ und einigen Währungen der CEE-Staaten sowie Effekte aus der Endkonsolidierung mehrerer Konzerngesellschaften. Die Zinsspanne auf Basis des durchschnittlichen Geschäftsvolumens verringerte sich um 9 Basispunkte auf 1,04%.


MITARBEITER
in Tausend
80
60
40
20
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Die Insolvenzwelle erfasste bereits im Frühjahr 2002 einige Großengagements und wirkte sich im weiteren Jahresverlauf verstärkt auf unser Kreditgeschäft mit kleineren und mittelständischen Kunden in Deutschland aus. Auch ausländische Schuldner litten unter beachtlichen Bonitätsverschlechterungen, was die zahlreichen Herabstufungen durch die internationalen Ratingagenturen belegen. Vor diesem Hintergrund erhöhten wir die Kreditrisikovorsorge kräftig um 83,1% auf 3797 Mio €. Wir haben damit auf 0,78% unseres Kreditvolumens neue Wertberichtigungen und Rückstellungen gebildet. Dadurch stieg der Bestand an Wertberichtigungen auf Forderungen unter Berücksichtigung von Auflösungen und Inanspruchnahmen auf 13 716 Mio €, das sind zusammen mit den Rückstellungen im Kreditgeschäft 2,91% unseres Kreditvolumens im Vergleich zu 2,55% im Vorjahr.

Der Provisionsüberschuss blieb mit 2684 Mio € um 6,7% unter dem Vorjahreswert. Angesichts der schwachen Verfassung der internationalen Kapitalmärkte führte die abwartende Haltung vieler Anleger zu deutlich niedrigeren Erträgen aus dem Wertpapier- und Depotgeschäft. Weiter positiv dagegen wirkte sich die strategische Partnerschaft mit der Münchener Rückversicherungs-Gruppe auf die Erträge aus dem Vermittlungsgeschäft aus. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen stieg von 25,5% auf 26,2%.

Das Handelsergebnis hat sich angesichts des schwierigen Umfelds sehr erfreulich entwickelt. Hier konnten wir im vierten Quartal noch einmal kräftig zulegen und sogar das starke erste Quartal übertreffen. Mit 787 Mio € liegen wir um 32,9% über dem Vorjahr. Der Anstieg ist überwiegend auf kursbezogene Geschäfte zurückzuführen.

In den sonstigen betrieblichen Erträgen des Vorjahres war der im Asset Management ausgewiesene Gewinn aus der Veräußerung unserer Anteile an Foreign & Colonial in Höhe von 370 Mio € enthalten. Dieser Sondereffekt erklärt den Rückgang des Saldos der sonstigen betrieblichen Erträge/Aufwendungen um 76,3% auf 115 Mio €.

Zur Senkung des Verwaltungsaufwands hatten wir ein umfangreiches Maßnahmenpaket beschlossen, das seine Wirkung nicht verfehlte. Der Verwaltungsaufwand sank um 8,3% auf 7076 Mio € deutlich stärker als wir noch zu Beginn des Jahres geplant hatten. Der Rückgang des Personalaufwands blieb mit 6,1% unterproportional, die übrigen Verwaltungsaufwendungen sanken um 10,8%.

Die Cost-Income-Ratio, die im Vorjahr ohne den Sonderertrag aus der Veräußerung von Foreign & Colonial 70,7% erreichte, haben wir auf 69,1% verbessert.

Mit 649 Mio € übertrifft das Finanzanlageergebnis den Vorjahreswert um 22,5%. Hierin ist wie im vergangenen Jahr ein Gewinn aus dem Erwerb der Fremdanteile und der anschließenden Endkonsolidierung eines Finanzunternehmens enthalten, mit denen wir einen Teil unserer strategischen Aktienbestände abgesichert und Geldhandel betrieben haben. Außerdem realisierten wir Gewinne aus der Veräußerung von Anteilen an der Dresdner Bank, die wir mittelbar über die Vermo Vermögensverwaltungsgesellschaft gehalten hatten, an E.ON, an der Deutschen Börse und aus dem Verkauf von kleineren Industriebeteiligungen. Dagegen waren erhebliche Aufwendungen aus Bereinigungen in unserem Beteiligungsportfolio zu verkraften. Dies betrifft einerseits Abschreibungen auf unsere Anteile an der brasilianischen Banco BBA, die wir verkauft haben, HVB Capital Asia, Banco Inversión sowie an der Wüstenrot & Württembergische AG, die wir vor einigen Jahren in strategische Überlegungen einbezogen hatten.

Neben den planmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte haben wir insbesondere im Zuge der Veräußerung und Endkonsolidierung der SelfTrade insgesamt 185 Mio € außerplanmäßig abgeschrieben.


COST-INCOME-RATIO
in %
70
68
66
64
68,4
69,1
63,9*
00
01
02
Gemessen an den operativen Erträgen
*Pro-forma

Die außerplanmäßige Goodwillabschreibung verringert die planmäßige Abschreibung und damit die Ergebnisbelastung in der Zukunft.

Im Berichtsjahr haben wir Restrukturierungsrückstellungen für ein umfangreiches Maßnahmenpaket zur künftigen Aufwandsreduzierung in Höhe von 286 Mio € gebildet, die wir erstmals in einer separaten Position ausweisen.

Das Ergebnis vor Steuern betragt – 821 Mio € für den Konzern insgesamt und in den einzelnen Geschäftsfeldern

Deutschland	– 1 407 Mio €
Österreich und CEE	319 Mio €
Corporates & Markets	– 152 Mio €
Workout Immobilien	– 160 Mio €.

Das operative Ergebnis des Geschäftsfeldes Deutschland ist vor allem durch die Kreditrisikovorsorge, die sich insbesondere durch die Entwicklung der Wertberichtigungen im Ressort Firmenkunden und Freie Berufe und außerdem durch die stark gestiegene Kreditrisikovorsorge des hier neu zugeordneten gewerblichen Immobilienfinanzierungsgeschäfts verdoppelte, sowie den deutlich rückläufigen Provisionsüberschuss gekennzeichnet. Das Ergebnis vor Steuern dieses Geschäftsfeldes wurde zusätzlich durch die Sonderbelastungen aus Abschreibungen auf Beteiligungen im Finanzanlageergebnis, außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte der SelfTrade und DAB Bank in Höhe von insgesamt 185 Mio € im Ressort Privatkunden sowie die Zuführung zu Restrukturierungsrückstellungen in Höhe von 212 Mio € stark beeinträchtigt. Damit enthält das Ergebnis dieses Geschäftsfeldes Bereinigungen, die sich insgesamt auf rund 500 Mio € aufsummieren und die zukünftigen Erfolgsrechnungen entlasten.

Dagegen erzielte das Geschäftsfeld Österreich und CEE einen positiven Ergebnisbeitrag und schaffte damit den Turnaround gegenüber 2001. Relativ stabile operative Erträge führten bei deutlich niedrigerer Kreditrisikovorsorge und stark gedrückten Verwaltungsaufwendungen zu einem Betriebsergebnis in Höhe von 390 Mio €.

Die Cost-Income-Ratio verbesserte sich von 80,3% im Vorjahr auf 71,2%. Die Bank Austria-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills 263 Mio € zum Ergebnis vor Steuern der HVB Group neu beigetragen.

In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria-Gruppe (504 Mio €) wird von der Bank Austria separat veröffentlicht.

Die Ergebnisentwicklung des Geschäftsfeldes Corporates & Markets wurde vor allem durch den stark rückläufigen Zinsüberschuss, auch bedingt durch den geplanten Abbau von Risikoaktiva, Währungskurs- und Endkonsolidierungseffekten, sowie durch die hohe Kreditrisikovorsorge beeinträchtigt. Diese Belastungen konnten durch das erfreuliche Handelsergebnis, das wir um über 80% gesteigert haben, nicht kompensiert werden. Das operative Ergebnis beläuft sich auf 215 Mio €. Das Ergebnis vor Steuern ist vor allem durch Abschreibungen auf Beteiligungen im Finanzanlageergebnis belastet.

Das Ergebnis des Geschäftsfeldes Workout Immobilien ist insbesondere durch Verlustübernahmen in Höhe von 115 Mio € belastet.

Auf Grund der beschriebenen Entwicklungen in den einzelnen Geschäftsfeldern sowie der in der Spalte »Sonstige/Konsolidierung« ausgewiesenen Konsolidierungseffekte und Ergebnisse schließt die HVB Group neu mit einem Ergebnis vor Steuern von – 853 Mio € ab. Darin sind Sonderbelastungen in Höhe von rund 1,1 Mrd €, aber auch Gewinne aus der Veräußerung von Anteilsbesitz enthalten.

Die neue Hypo Real Estate Group (Hypo Group), von der wir uns durch eine Abspaltung trennen wollen, und die deshalb als so genannter »einzustellender Bereich« separat auszuweisen ist, erreichte ein Ergebnis vor Steuern von 60 Mio €.

Die Ertragsteuern verminderten sich von 582 Mio € im Vorjahr auf nur noch 37 Mio €. Trotz des negativen Vorsteuerergebnisses ergibt sich im Konzern kein Steuerertrag, da die negativen Inlandsergebnisse steuerlich nicht mit positiven Ergebnissen insbesondere unserer ausländischen Tochtergesellschaften verrechnet werden können. Für Verlustvorträge der deutschen Gesellschaften setzen wir auch vor dem Hintergrund der beabsichtigten Änderungen der Steuergesetzgebung nach wie vor weitgehend keine aktiven latenten Steuern an.

Vom Jahresergebnis in Höhe von – 858 Mio € entfallen – 29 Mio € auf konzernfremde Gesellschafter. Das Jahresergebnis ohne Fremdanteile beläuft sich damit auf – 829 Mio €. In dieser Höhe verringert es die Gewinnrücklagen der HVB Group.

3. BILANZ

Die Bilanzsumme der HVB Group belief sich zum 31. Dezember 2002 auf 691,2 Mrd €, das sind 5,1% weniger als im Vorjahr. Der Rückgang resultierte vor allem aus niedrigeren Forderungen an Kreditinstitute und Kunden sowie Finanzanlagen.

Das Kreditvolumen (Kredite an Kreditinstitute und Kunden einschließlich Eventualverbindlichkeiten) haben wir um 3,0% auf 487,9 Mrd € reduziert, davon entfielen 81,7 Mrd € (– 7,0%) auf Kommunaldarlehen und 200,2 Mrd € (+ 3,8%) auf Immobilienfinanzierungen. Die Finanzanlagen enthalten 31,2 Mrd € (– 18,0%) festverzinsliche Wertpapiere, die bis zu ihrer Endfälligkeit gehalten werden sollen

(HtM-Bestände), 69,7 Mrd € (– 6,3%) Finanzanlagen, die zur Veräußerung verfügbar sind (AfS-Bestände), 0 ,5 Mrd € (– 56,9%) Anteile an at-Equity bewerteten Unternehmen sowie 0,6 Mrd € (– 31,1%) Grundstücke und Gebäude, die als Finanzinvestition gehalten werden.

Auf der Passivseite verminderten sich vor allem die Verbindlichkeiten gegenüber Kunden um 16,7 Mrd € (– 9,8%) sowie die verbrieften Verbindlichkeiten um 39,1 Mrd € (– 12,6%).

Das bilanzielle Eigenkapital reduzierte sich durch die Bewertungsänderungen von Finanzinstrumenten sowie durch die Verringerung der Gewinnrücklagen zum Ausgleich des Jahresfehlbetrags. Die Bewertungsänderungen von Finanzinstrumenten enthalten die Entwicklung der AfS-Rücklage sowie der Cashflow-Hedge-Rücklage. In der AfS-Rücklage sind insbesondere die Unterschiede zwischen den beizulegenden Zeitwerten und den Buchwerten unserer Aktienbestände, soweit sie nicht zu den Handelsaktiva zählen, enthalten. Nach den drastischen Kurseinbrüchen am Aktienmarkt vor allem in der zweiten Jahreshälfte hatten wir bereits zum 30. September 2002 eine negative AfS-Rücklage ausgewiesen. Sie erreichte zum Jahresende – 1,3 Mrd €.

BILANZ


in Mrd €
800
600
400
200
00
01
02
Bilanzsumme
Risikoaktiva nach BIZ

Eine erfolgswirksam zu berücksichtigende Wertminderung liegt bei den entsprechenden AfS-Finanzinstrumenten nicht vor. Die Fair-Value-Änderungen von Sicherungsderivaten effizienter Cashflow-Hedges weisen wir in der Hedge-Rücklage aus. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen; deshalb hat die Hedge-Rücklage isoliert keine ökonomische Aussagekraft. Insbesondere liegt kein Eigenkapitalverzehr vor, da den negativen Wertänderungen der Derivate in den Bilanzpositionen angewachsene stille Reserven gegenüberstehen. Bei der Ermittlung der Eigenkapitalrentabilität bleiben die AfS-Rücklage und die Hedge-Rücklage unberücksichtigt. Ohne diese Bewertungsänderungen von Finanzinstrumenten verminderte sich das bilanzielle Eigenkapital um 9,8% auf 17,6 Mrd €.

Die Risikoaktiva (BIZ) der HVB Group haben wir im Berichtsjahr um 6,7% auf 340,6 Mrd € planmäßig abgebaut. Dabei wirkte die Verbriefung und Weitergabe von Kreditrisiken an den Kapitalmarkt mit 12,5 Mrd € entlastend. Die Marktrisikopositionen reduzierten sich auf 2,3 Mrd € (2001: 3,2 Mrd €).

Im Berichtsjahr verringerte sich das Kernkapital nach festgestellten Jahresabschlüssen um 12,0% auf 19,1 Mrd € vor allem durch die Verschmelzung eines Finanzunternehmens und Endkonsolidierungseffekte. Die Eigenmittel, die neben dem haftenden Eigenkapital (31,8 Mrd €) auch die so genannten Drittrangmittel (1,6 Mrd €) einschließen, gingen um 19,5% auf 33,4 Mrd € zurück. Hier wirkten sich neben den Einflussfaktoren für die Entwicklung des Kernkapitals zusätzlich die abschmelzenden Neubewertungsreserven aus. Die Kernkapitalquote nach BIZ belief sich auf 5,6% nach 6,0% im Vorjahr; die Eigenmittelquote nach BIZ ging von 10,3% auf 9,1% zurück.

Mit dem Programm »Transformation 2003« wollen wir vor allem durch einen drastischen Abbau der Risikoaktiva um ca. 100 Mrd € die Kapitalquoten wieder nachhaltig stärken und das Risikoprofil der HVB Group verbessern. Nach der Umsetzung der geplanten Maßnahmen soll die Kernkapitalquote zum Jahresende 2003 bis zu 7% erreichen.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins

Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert in 2002 durchschnittlich auf 1,2.

4. VORGÄNGE NACH DEM 31. DEZEMBER 2002

Die beabsichtigte Übertragung des gewerblichen Immobilienfinanzierungsgeschäfts in die neue Hypo Group und die anschließende Abspaltung von der HVB Group ist im Kapitel »Die Transformation der HVB Group« im band »Jahresbericht« sowie detailliert in dem noch zu veröffentlichenden Spaltungsbericht dargestellt. Zur Vorbereitung dieses Schritts hatten wir bereits im Jahr 2002 die vorher von der HVB AG gehaltenen Anteile an der Württembergischen Hypothekenbank, Westfälischen Hypothekenbank, HVB REC London, HVB REC France, HVB REC Italia und PBI Beteiligungsgesellschaft in Zwischenholdings eingebracht. Nach dem freiwilligen Erwerbsangebot im Herbst 2002 und weiteren Zukäufen hielten wir zum Jahresende 96,9% der Anteile an der HVB Real Estate Bank AG. Um auch die restlichen Anteile zu erhalten, bereiten wir derzeit einen Squeeze-Out vor. Potenzielle Risiken des bestehenden Portfolios der HVB Real Estate Bank AG werden durch die HVB AG bis zu einem Höchstbetrag von insgesamt 590 Mio € abgeschirmt. Hierfür haben wir Ende Januar 2003 eine Garantie übernommen, die für die Geschäftsjahre 2003 und 2004 wirksam ist. Auf der Hauptversammlung am 14. Mai 2003 werden die Aktionäre der HVB AG über die Abspaltung entscheiden.

5. AUSBLICK

Die Prognosen, die sich auf die zukünftige Entwicklung der HVB Group beziehen, stellen Einschätzungen dar, die wir auf Basis aller uns zum jetzigen Zeitpunkt zur Verfügung stehenden Informationen getroffen haben. Sollten die den Prognosen zugrunde gelegten Annahmen nicht eintreffen oder Risiken – wie die im Risikobericht angesprochenen – in nicht kalkulierter Höhe eintreten, so können die tatsächlichen Ergebnisse von den zurzeit erwarteten Ergebnissen abweichen. Der gesamtwirtschaftliche Ausblick für 2003, den wir unseren Planungen zugrunde gelegt haben, ist im Band »Jahresbericht« Kapitel »Ausblick« ausführlich dargelegt.

Neben den weiterhin trüben konjunkturellen Aussichten, die das Bankgeschäft auch im Jahr 2003 beeinträchtigen werden, erwarten wir aus der geplanten Trennung vom gewerblichen Immobilienfinanzierungsgeschäft und von dem Programm »Transformation 2003« erhebliche positive Auswirkungen auf unsere geschäftliche Entwicklung.

Unser Ausblick berücksichtigt bereits die Trennung vom gewerblichen Immobilienfinanzierungsgeschäft, sodass wir unsere Planung für die neue HVB Group ohne den neuen Immobilienfinanzierungskonzern zu Grunde gelegt haben. Vergleichsmaßstab sind dementsprechend die Werte 2002 der HVB Group neu, wie sie in unserer Segmentberichterstattung in den Notes unseres Konzernabschlusses in diesem Band dargestellt sind.

Unsere obersten Ziele 2003 sind die Stärkung der Kapitalbasis und der operativen Ertragskraft. Bis zum Jahresende wollen wir unsere Kernkapitalquote im Konzern auf bis zu 7% verbessern. Dazu sollen insbesondere rund 100 Mrd € Risikoaktiva abgebaut werden, davon 57 Mrd € durch die Trennung vom gewerblichen Immobilienfinanzierungsgeschäft und ca. 40 Mrd € durch die Verbriefung von Risiken (Securitization), Reduzierung des Kreditgeschäfts in Amerika und Asien, Portfolio-Verkäufe sowie die Veräußerung von Beteiligungen ohne strategischen oder operativen Mehrwert. Diese Maßnahmen zielen auch darauf ab, unsere Bonität an den internationalen Kapitalmärkten zu stärken und dadurch die Refinanzierungsmöglichkeiten zu verbessern.

Darüber hinaus gilt es, in 2003 die Basis zu legen für eine nachhaltig höhere Rentabilitat. Mittelfristig streben wir im Konzern eine Eigenkapitalrentabilität nach Steuern und vor Goodwillabschreibungen von mehr als 10% an. Bereits in 2003 soll das operative Ergebnis signifikant verbessert werden.

Die gesamten operativen Erträge der HVB Group neu wollen wir in 2003 im Vergleich zum Vorjahr leicht steigern. Dabei wird der Zinsüberschuss durch den geplanten Risikoaktiva-Abbau deutlich belastet. Für das verbleibende Volumen sollen Margenverbesserungen im Aktivgeschäft die steigenden Refinanzierungskosten überkompensieren. Wir gehen davon aus, dass sich das Wertpapiergeschäft im Vergleich zu 2002 wieder belebt und erwarten daraus positive Effekte auf den Provisionsüberschuss. Das Handelsergebnis sollte noch stärker als im Vorjahr von unserem integrierten Kapitalmarkt- und Kundenansatz profitieren und deutlich zulegen.

Eine spürbare Entspannung erwarten wir bei der Kreditrisikovorsorge, die nach den hohen Belastungen in 2002 den Vorjahreswert erheblich unterschreiten sollte. Das gilt auch für den Fall, dass die im Abschnitt »Vorgänge nach dem 31. Dezember 2002« genannte Risikoabschirmung für die HVB Real Estate Bank AG geltend gemacht wird. Ob sich die in der Garantie genannten Voraussetzungen für eine Leistung seitens der HVB AG in 2003 erfüllen werden, ist derzeit noch nicht absehbar.

Die im vergangenen Jahr eingeleiteten Kostensenkungsmaßnahmen werden sich in 2003 erstmals in vollem Umfang auswirken. Deshalb planen wir mit einem Verwaltungsaufwand, der noch einmal deutlich unter der Vorjahresmarke bleibt.

In den Positionen unterhalb des Betriebsergebnisses rechnen wir derzeit nicht mit nennenswerten Ergebnisbeiträgen aus dem Finanzanlagebereich. Die außerplanmäßige Goodwillabschreibung, die die Erfolgsrechnung 2002 stark belastet hat, entfällt. Darüber hinaus wird hierdurch die planmäßige Abschreibung auf Geschäfts- oder Firmenwerte auf rund 200 Mio € reduziert.

Unsere Erwartungen für die neue HVB Group lassen sich damit anhand der Planungsbandbreiten mit dem Vorjahr wie folgt vergleichen (ohne Portfolio- oder Beteiligungsverkäufe, deren Erfolgsauswirkungen derzeit noch nicht bekannt sind, und ohne Risikoabschirmung für die HVB Real Estate Bank AG):

Erfolgspositionen:

		HVB Group neu
	2003 e	2002
Gesamte operative Erträge in Mio €	9500–9900	9 575
Verwaltungsaufwendungen in Mio €	6500–6700	6 896
Kreditrisikovorsorge in Mio €	2300–2600	3 292
Cost-Income-Ratio in %	66–70	72

Volumen und bankaufsichtsrechtliche Kapitalquoten:

		HVB Group alt
	2003 e	2002
Risikoaktiva in Mrd €	ca. 240	341
BIZ-Kernkapitalquote in %	6,8–7,0	5,6
BIZ-Eigenmittelquote in %	10,3–10,8	9,1

2003 wird ein Übergangsjahr mit erheblichen Anstrengungen zur Verbesserung unserer Kapitalbasis und Rentabilität. Die zu Jahresbeginn eingeleiteten Maßnahmen werden sich im Ergebnis 2003 zwar noch nicht in vollem Umfang auswirken. Insgesamt rechnen wir aber für das Gesamtjahr auf Grund der beschriebenen Entwicklungen mit einem Turn-around im operativen Bereich.

1. KONZERNWEITE RISIKOÜBERWACHUNG UND -STEUERUNG

Die HVB Group verfügt seit mehreren Jahren über ein konzernweites System der Risikoüberwachung und -steuerung, welches vollständig in unsere internen Planungs-, Steuerungs- und Kontrollprozesse integriert ist.

Gerade bei so schwierigen und unsicheren Marktbedingungen wie im Berichtsjahr, welche auf absehbare Zukunft weiter anhalten werden, ist der kontrollierte Umgang mit Risiken ein zentraler Erfolgs- und Wettbewerbsfaktor.

Chief Risk Officer

Zum Jahresbeginn 2002 haben wir das Controlling und Geschäftsfeld übergreifende Management von Risiken unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst. Hier werden zentral von so genannten Group Corporate Centern aus die Kernfunktionen der Risikoidentifikation, Risikoanalyse und -bewertung sowie der laufenden Überwachung und Steuerung wahrgenommen.

Group Credit Risk Management

Der Group Credit Risk Manager ist für die Kreditrisikosteuerung der HVB Group verantwortlich und initiiert unter anderem aus dieser Funktion heraus Kreditportfolio optimierende und Eigenkapital entlastende Maßnahmen. Er definiert Standards für die Kreditpolitik/-prozesse, das Kreditportfoliomanagement und Pricing und wirkt bei der Entwicklung sowie Implementierung von Kreditrisikomessmethoden mit. Daneben hat der Group Credit Risk Manager die fachliche Führung der gesamten Kreditorganisation inne und führt als Linienvorgesetzter die Organisation der Senior Risk Manager.

In erster Linie sind die Senior Risk Manager nach Branchen ausgerichtet, können aber auch auf Produkte oder Regionen spezialisiert sein. Durch dieses spezifische Fachwissen wird eine hohe Qualität in der Kreditentscheidung sichergestellt. Neben der Kreditentscheidung bzw. deren Vorbereitung ab einer bestimmten Kreditgrößenordnung erarbeiten die Senior Risk Manager auch Portfoliostrategien für Branchen, Produkte und Länder.

Teilkompetenzen im Kreditentscheidungsprozess sind an die Kreditorganisationen in den Geschäftsfeldern delegiert.

Group Market Risk

Der Bereich Group Market Risk verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquiditat zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und Optimierung der Refinanzierungskosten. Wesentliche Instrumente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Market Risk zählen unter anderem das Aktiv-Passiv-Management, das Bilanzstrukturmanagement, Maßnahmen zur Steuerung des regulatorischen Kapitals sowie die Optimierung der Marktrisiko-auslastung und -allokation.

Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitatsziele der HVB Group.

Risikocontrolling

Das zentrale Risikocontrolling stellt eine konzernweite Evidenz über die Risikosituation der HVB Group sowie eine einheitliche Risikobeurteilung und quantitative Bewertung von Risiken sicher.

Die Aufgaben und Kompetenzen umfassen vor allem die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung für die jeweiligen Messmethoden inklusive (Weiter-)Entwicklung entsprechender Modelle sowie das Berichtswesen an den Vorstand. Des Weiteren ist das Risikocontrolling für die konzernweite Risikoaggregation und Risikokapitalallokation sowie die Umsetzung einheitlicher Risikocontrollingstandards und entsprechender gesetzlicher und aufsichtsrechtlicher Anforderungen zuständig.

In den Auslandsniederlassungen und Konzerntöchtern sind dezentrale Risikocontroller tätig, das Group Corporate Center übt hierbei ein fachliches Weisungsrecht aus.

Konzernrevision

Als unabhängiger organisatorischer Bereich ist die Konzernrevision für den Konzernvorstand tätig und direkt dem Chief Financial Officer (CFO) unterstellt. Sie erfüllt in erster Linie die Aufgaben der Internen Revision der HVB AG. Darüber hinaus ist sie in abgestufter Form auch für Konzerntöchter tätig. Die Bandbreite der Aufgaben erstreckt sich dabei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Funktion der Internen Revision der Tochtergesellschaft.

Die im Januar 2000 vom Bundesaufsichtsamt für das Kreditwesen (heute: Bundesanstalt für Finanzdienstleistungsaufsicht) veröffentlichten Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute (MaL) enthalten die grundsätzliche Verpflichtung zur Prüfung aller Betriebs- und Geschäftsabläufe innerhalb von drei Jahren – sofern sinnvoll/angemessen – und zur mindestens jährlichen Prüfung aller Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen. . . . .

Risikoorientierte Prüfungsplanung

Die Prüfungsplanung erfolgt eigenverantwortlich und risikoorientiert anhand eines Risk- und Control-Assessments (RCA). Der damit ermittelte Risikowert dient als Grundlage für die Zuordnung des Prüfungsintervalls. Das RCA wird regelmäßig aktualisiert. Bei signifikanten Veränderungen erfolgt eine Anpassung.

Jahresbericht

In einer Zusammenfassung wird dem Gesamtvorstand ein Überblick über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben.

In den regelmäßigen Sitzungen des Ausschusses für Geschäftsprüfung des Aufsichtsrats berichtet der Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit.


Chief Risk Officer
(CRO)
Group Credit Risk Management
-Kreditportfoliomanagement
-Kreditpolitik und -prozesse
-Senior Risk Manager Organisation
Group Market Risk
-Liquiditätsmanagement
-Funding
-Aktiv-Passiv-Management
Risikocontrolling
-Methoden, Modelle und Verfahren
-Operatives Risikocontrolling

2. GESAMTBANKSTEUERUNG

Renditeorientiertes Kapitalmanagement

Allokation der Kapitalressourcen

Im Fokus unserer kapitalmarktorientierten Konzernsteuerung steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Risiko-Rendite-Relationen. Im Rahmen unseres dualen Steuerungsprinzips wird den Geschäftseinheiten sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch ökonomisches Risikokapital zugeteilt. Beide Ressourcen sind mit entsprechenden Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den Einheiten zu erwirtschaften sind. Die (Über-)Erfüllung dieser Verzinsungsansprüche und ihre Veränderung im Zeitablauf stellt als so genannter Wertbeitrag eine maßgebliche Steuerungsgröße in unserem gesamten Konzern dar.

a) Gebundenes Kernkapital

Die regulatorische Kapitalbindung der einzelnen Geschäftsfelder und Ressorts im Konzern wird auf Basis des von diesen Einheiten nach den Vorschriften des Grundsatzes I zu § 10 KWG gebundenen Kernkapitals ermittelt. Hierbei wird nicht die durch das KWG vorgeschriebene Mindestunterlegung von 4,0% herangezogen, sondern eine Quote von 6,2% (inklusive Kernkapitalpuffer). Bei der Berechnung der regulatorischen Kapitalbindung für Marktrisiken berücksichtigen wir einen analogen Kernkapitalpuffer.

Wir streben für das Jahr 2003 eine Erhöhung unserer Kernkapitalquote auf bis zu 7,0% an. Dies wird dann zu gegebener Zeit eine entsprechende Anpassung der Zuordnung des gebundenen Kernkapitals auf die einzelnen Geschäftsfelder nach sich ziehen.


Ergebnisanspruch des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf Kapitalressourcen
Gebundenes Kernkapital Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

b) Risikokapital

In der HVB Group differenzieren wir nach folgenden Risikoarten:

- Adressrisiken,
- Liquiditätsrisiken,
- Marktrisiken,
- Operational Risk,
- Geschäftsrisiken,
- Risiken aus bankeigenem Immobilienbesitz,
- Risiken aus Anteils-/Beteiligungsbesitz,
- Strategische Risiken.

Einheitliche Risikoquantifizierung

Wir messen alle Risikoarten mit Ausnahme der Liquiditätsrisiken und der strategischen Risiken nach einem konsistenten Value-at-Risk-Ansatz, bei dem die potenziellen unerwarteten Verluste mit einem Konfidenzniveau von 99% ermittelt werden.

Auf Basis dieser einheitlichen Quantifizierung erfolgt die konzernweite Risikokapitalallokation, welche sich generell auf einen Zeitraum von einem Jahr erstreckt. Das jeweils benötigte Risikokapital für die einzelnen Geschäftsfelder bzw. deren Ressorts wird hierbei im Rahmen des jährlichen Planungsprozesses und in engem Zusammenspiel zwischen dem Risikocontrolling und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Gesamtvorstand werden die Kapital- größen in den Steuerungs- und Reportinginstrumenten der Bank verankert.

Die Liquiditätsrisiken und strategischen Risiken unterliegen ebenfalls einer laufenden Überwachung bzw. Überprüfung, jedoch keiner Steuerung über Risikokapital. Hier erfolgt das Management über andere Steuerungsinstrumente (siehe jeweilige Abschnitte zu diesen Risikoarten im Risk Report).

Konzernrisikokapital

Wir aggregieren die gesamten Risiken unter Berücksichtigung Risiko mindernder Portfolioeffekte (Diversifikationseffekte) zu einem Konzernrisikokapital. Dieses reduzierte sich im Berichtsjahr deutlich um 4,5 Mrd € auf rund 9,6 Mrd €. Der Rückgang resultiert nahezu ausschließlich aus den Risiken aus Anteils-/ Beteiligungsbesitz, welcher dem Geschäftsfeld Sonstige zugeordnet ist. Hier schlagen sich in 2002 insbesondere die gravierenden Kursrückgänge in unseren Aktienpaketen Allianz und Münchener Rück nieder. Dementsprechend berechnen sich hierfür die unerwarteten Risiken und damit das Risikokapital nun auf deutlich niedrigerem Kursniveau. Der Rückgang des Risikokapitalbedarfs für Marktrisiken ist im Wesentlichen auf eine bewusst geringere Positionsnahme im volatilen Marktumfeld zurückzuführen. Die Risikokapitalreduktion im Geschäftsfeld Deutschland resultiert primär von der DAB Bank AG.

Das Konzernrisikokapital wird regelmäßig im Rahmen einer Risikotragfähigkeitsanalyse der zur Verfügung stehenden Risikodeckungsmasse gegenübergestellt. Diese setzt sich prinzipiell zusammen aus Eigenmitteln (Eigenmittel der Töchter werden analog der Risikokapitalberechnung mit unserer Quote berücksichtigt), Kurswert- und Grundstücksreserven sowie einem nachhaltig erzielbaren Jahresergebnis. Die Risikodeckungsmasse beläuft sich zum Jahresende auf 38,4 Mrd €, womit sich eine Auslastung von lediglich einem Viertel ergibt.

RISIKOKAPITAL NACH PORTFOLIOEFFEKTEN*

	2002 in Mio €	2001 in Mio €	2002 in %	2001 in %
Aufteilung nach Risikoarten				
Marktrisiken	700	948	7,3	6,7
Adressrisiken	2 069	1 893	21,4	13,4
Geschäftsrisiken	781	853	8,1	6,0
Operational Risk	783	756	8,1	5,3
Risiken aus bankeigenem Immobilienbesitz	381	407	4,0	2,9
Risiken aus Anteils-/ Beteiligungsbesitz	4 927	9 316	51,1	65,7
Summe	**9 641**	**14 173**	**100,0**	**100,0**

	2002 in Mio €	2001 in Mio €	2002 in %	2001 in %
Aufteilung nach Geschäftsfeldern				
Deutschland	1 461	1 940	15,1	13,7
osterreich und CEE	1 560	1 569	16,2	11,0
Corporates & Markets	1 637	1 660	17,0	11,7
Workout Immobilien	16	39	0,2	0,3
Sonstige (inkl. nicht den Geschäftsfeldern zugeordnete Finanzanlagen der Gruppe)	4 416	8 431	45,8	59,5
Summe HVB Group neu	**9 090**	**13 639**	**94,3**	**96,2**
Hypo Group	551	534	5,7	3,8
Summe HVB Group	**9 641**	**14 173**	**100,0**	**100,0**

*Darstellung gemäß der Struktur der HVB Group ab 2003.

Steuerung der gesetzlichen Eigenkapitalausstattung

Kapitalquoten

Im Rahmen der Steuerung unseres gesetzlichen Eigenkapitals orientieren wir uns an drei Kapitalquoten, für die wir intern Mindestwerte festgelegt haben:

- Kernkapitalerfüllungsquote (Verhältnis aus unserem tatsächlich vorhandenen zu dem gesetzlich mindestens geforderten Kernkapital),
- Eigenkapitalquote (Verhältnis aus haftendem Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Die Volatilität der aufsichtsrechtlich berechneten Risiken, aber auch der Eigenkapitalbestandteile (Schwankung der Marktrisikopositionen, der Risikoaktiva, marktbedingte Änderung der Neubewertungsreserven etc.), wird bei der Planung der drei genannten Quoten berücksichtigt.

Prozess

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Neben einer einmal im Jahr erstellten 3-Jahresplanung unserer Quoten nach BIZ und Grundsatz I führen wir zusätzlich monatlich eine rollierende 8-Quartale-Projektion zur unterjährigen Prognose unserer BIZ-Quoten durch.
- Ein Vorstandsgremium (Group Asset & Liability Committee) wird monatlich über die Ist-Quoten und wesentlichen Ist-Effekte informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

3. ÜBERWACHUNG UND STEUERUNG DER RISIKEN

a) Adressrisiken

Unter Adressrisiken verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Sie untergliedern sich in Kredit-, Kontrahenten-, Emittenten- und Länderrisiken.

Darstellung der Adressrisiken im Konzernabschluss

Kreditrisiko

Als Kreditrisiken bezeichnen wir die möglichen Wertverluste im kommerziellen Kreditgeschäft. Für diese haben wir im Jahr 2002 eine Kreditrisikovorsorge in Höhe von insgesamt 3938 Mio € gebildet. Davon entfallen auf die Geschäftsfelder Deutschland 1853 Mio €, Österreich & Zentral- und Osteuropa 511 Mio € und Corporates & Markets 1060 Mio €. Für den einzustellenden Bereich Hypo Group, den wir in der Segmentberichterstattung als eigenes Segment darstellen, weisen wir 505 Mio € Kreditrisikovorsorge aus. (Die Kreditrisikovorsorge in der Gewinn- und Verlustrechnung beläuft sich inklusive Auflösungen von Länderwertberichtigungen auf 3797 Mio €).

Der Geschäftsbereich Workout Immobilien hat den Auftrag, sein gesamtes Portfolio schnellstmöglich und optimal abzubauen sowie durch ein spezielles Risikomanagement weitere Verluste zu vermeiden. Im Jahr 2002 haben wir einen Volumensabbau um 1,5 Mrd € von 5,7 Mrd € auf 4,2 Mrd € erreicht. Über weitere Objektverkäufe zur Volumensrückführung stehen wir in Verhandlungen. Der gesamte Bestand an Wertberichtigungen auf die Engagements in diesem Geschäftsbereich beläuft sich auf 1,4 Mrd €. Das entspricht einer Wertberichtigungsquote von rund 34%.

Länderrisiko

Als Länderrisiko erfassen wir das Transfer- und Konvertierungsrisiko aus nicht einzelwertberichtigten Finanzkrediten (Laufzeit über ein Jahr) abzüglich werthaltiger Sicherheiten.

Die Länderrisiken haben sich im Jahr 2002 im Vergleich zum Vorjahr durch Bonitätsverbesserungen insbesondere von Russland, durch Umschichtungen in Kreditrisiken sowie durch weiteren Volumensabbau reduziert. Das risikobehaftete Kreditvolumen verminderte sich im Berichtsjahr um 328 Mio € auf 99 Mio €.

Der Bestand an Länderwertberichtigungen ermäßigte sich auf 87 Mio €, überwiegend durch Nettoauflösungen von 141 Mio €.

Risikovorsorge

Unser gesamter Risikovorsorgebestand inklusive Rückstellungen im Kreditgeschäft erhöhte sich im Jahr 2002 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands in Höhe von 2,4 Mrd € insgesamt um 1,3 Mrd € auf 14,2 Mrd €. Wir haben damit sämtlichen erkennbaren Risiken in unserem Kreditgeschäft adäquat Rechnung getragen. Die Methoden zur Bewertung unserer Forderungen sind in den Notes dargestellt.

Kontrahentenrisiko

Als Kontrahentenrisiken bezeichnen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kontrahenten entstehen, mit denen wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termingeschäfte getätigt haben, welche am Bilanzstichtag noch nicht abgewickelt waren. Diese Geschäfte wurden überwiegend zur Steuerung von Zins-, Wechselkurs- oder sonstigen Marktpreisschwankungen aus Handelsgeschäften abgeschlossen. Daneben dienten sie unter anderem zur Sicherung von bilanzwirksamen und/oder bilanzunwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Zum Jahresende 2002 betrug das Nominalvolumen der derivativen Geschäfte rund 2808 Mrd €.

Das Derivatevolumen setzt sich zusammen aus 2394,1 Mrd € (85,3%) zinsbezogenen Geschäften, 356,9 Mrd € (12,7%) währungsbezogenen Geschäften sowie 55,9 Mrd € (2,0%) aktien-/indexbezogenen Geschäften. Auf die sonstigen Derivategeschäfte (insbesondere Rohwaren- und Wetterderivate; ohne die separat dargestellten Kreditderivate) entfallen 0,6 Mrd €.

Bezogen auf die Fristigkeit entfiel der größte Teil des Kontraktvolumens auf das kürzeste Restlaufzeitband (bis 1 Jahr). Die an Terminbörsen gehandelten Derivate haben am Gesamtvolumen einen Anteil von 7,1%. Diese relativ geringe Bedeutung erklärt sich unter anderem daraus, dass eine Risikoneutralisierung durch eine (Volumen reduzierende) Glattstellung der Kontrakte erreicht werden kann, während im OTC-Geschäft in der Regel der Aufbau einer (Volumen erhöhenden) Gegenposition vorgenommen wird.

Anhand des Nominalvolumens können noch keine Aussagen über den Risikogehalt unseres Derivategeschäfts getroffen werden. Als ein aussagefähiger Maßstab für die im Risiko stehenden Beträge werden die Bruttowiederbeschaffungswerte der OTC-Geschäfte herangezogen. Diese errechnen sich nach der Marktwertmethode als Summe aller positiven Marktwerte, ohne Berücksichtigung von Risiko reduzierenden Netting-Vereinbarungen und ohne individuelle Bonitätsgewichtung. Das so definierte maximale Kontrahentenrisiko belief sich zum Jahresende 2002 mit 54,0 Mrd € auf 1,9% des ausstehenden Nominalvolumens. Dieser Wert ergibt sich allerdings aus einer Worst-Case-Betrachtung, da angenommen wird, dass alle Kontrahenten gleichzeitig ausfallen und keine Risiko reduzierenden Netting-Vereinbarungen abgeschlossen wurden. Unter Berücksichtigung des Risiko reduzierenden Effekts der bestehenden Netting-Vereinbarungen vermindert sich das Kontrahentenrisiko zum Jahresende 2002 um 39,5 Mrd €. Darüber hinaus führt die Hereinnahme von Sicherheiten im OTC-Geschäft zu einer weiteren Senkung der Kontrahentenrisiken; per Jahresende 2002 belief sich dieser Effekt auf etwa 1,4 Mrd €. Nach Ansatz dieser entlastenden Effekte aus Netting bzw. erhaltenen Sicherheiten beläuft sich das verbleibende Kontrahentenrisiko auf 13,1 Mrd €.

Auf die als erstklassig einzustufenden OECD-Zentralregierungen, -Banken und -Finanzinstitute entfallen 93,0% des Kontrahentenrisikos vor Netting (2001: 91,5%).

Kreditderivate

Der zunehmende Bedarf an Instrumenten zur Steuerung von Kreditrisiken führte zur Entwicklung von so genannten Kreditderivaten. Sie ermöglichen den Handel und die Absicherung von Kreditrisiken, ohne die ursprünglichen Kreditbeziehungen zu verändern. Diese Produktgruppe besteht aus drei Grundtypen: Credit Default Swaps, Total Return Swaps und Credit Linked Notes (siehe auch Kapitel »Wichtige Begriffe kurz erklärt« im Jahresbericht).

Ein wesentlicher Teil unseres Kreditderivate-Geschäftsvolumens entstammt aus den Securitization-Programmen der HVB Group, die vorrangig der Risikoaktiva-Entlastung dienen. Entsprechend weiterführende Details haben wir in den Notes (Nummer 57) im Anhang dieses Geschäftsberichtes aufgeführt.

In Abweichung zur Vorjahres-Darstellung im Geschäftsbericht 2001 erfolgt der Ausweis der Marktwerte der Kreditderivate erstmalig nicht mehr in Form der Netto-Betrachtung, sondern als Ausweis der positiven Marktwerte als Bruttowiederbeschaffungswerte der Kreditderivategeschäfte. Um eine bessere Vergleichbarkeit zu erzielen, wurden die Vorjahreswerte zum 31. Dezember 2001 entsprechend angepasst.

DERIVATEVOLUMEN

	Nominalbetrag					Kontrahentenrisiko	
	Restlaufzeit			Summe	Summe		
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2002	2001	2002	2001
	in Mio €						
Zinsbezogene Geschäfte ...	**1 253 513**	**697 259**	**443 364**	**2 394 136**	**2 108 644**	**41 850**	**23 162**
OTC-Produkte							
FRAS	125 047	7 901	—	132 948	140 704	196	621
Zins-Swaps (gleiche Währung)	880 679	588 969	416 870	1 886 518	1 451 521	40 040	21 540
Zinsoptionen							
Käufe	35 357	42 718	12 321	90 396	86 640	1 611	998
Verkäufe	31 828	48 499	14 173	94 500	103 233	—	—
Sonstige Zinskontrakte	2 253	42	—	2 295	8 009	3	3
Börsengehandelte Produkte							
Zins-Futures	67 974	7 032	—	75 006	99 168	—	—
Zinsoptionen	110 375	2 098	—	112 473	219 369	—	—
Währungsbezogene Geschäfte	**304 579**	**40 891**	**11 447**	**356 917**	**319 763**	**8 198**	**7 476**
OTC-Produkte							
Devisentermingeschäfte[1]	208 219	11 546	370	220 135	233 640	6 386	5 040
Cross-Currency-Swaps ..	15 349	26 865	10 849	53 063	51 064	1 057	2 070
Devisenoptionen[1]							
Käufe	37 321	1 520	139	38 980	15 460	755	366
Verkäufe	43 690	960	89	44 739	19 599	—	—
Sonstige Devisen-Kontrakte[1]	—	—	—	—	—	—	—
Börsengehandelte Produkte							
Devisen-Futures	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—
Aktien-/ Indexbezogene Geschäfte	**14 615**	**36 340**	**4 919**	**55 874**	**42 814**	**3 947**	**2 063**
OTC-Produkte							
Aktien-/ Index-Swaps ...	—	—	—	—	—	—	—
Aktien-/ Index-Optionen							
Käufe	2 900	12 676	1 968	17 544	16 321	3 947	2 060
Verkäufe	3 777	14 236	2 510	20 523	15 209	—	—
Sonstige Aktien-/ Indexkontrakte	1 519	3 102	441	5 062	7 932	—	3
Börsengehandelte Produkte							
Aktien-/ Index-Futures ...	1 536	—	—	1 536	1 608	—	—
Aktien-/ Index-Optionen .	4 883	6 326	—	11 209	1 744	—	—
Sonstige Geschäfte[2]	**94**	**533**	**—**	**627**	**444**	**34**	**43**
Summe	**1 572 801**	**775 023**	**459 730**	**2 807 554**	**2 471 665**	**54 029**	**32 744**

[1] Einschl. Gold.
[2] Ohne Gold.

KONTRAHENTEN-ART

	Kontrahentenrisiko			
	2002	2001	2002	2001
	in Mio €	in Mio €	Struktur in %	Struktur in %
OECD-Zentralregierungen (und Notenbanken)	399	390	0,7	1,2
OECD-Banken	48 028	27 274	88,9	83,3
OECD-Finanzinstitute	1 812	2 292	3,4	7,0
Nicht-OECD-Zentralregierungen (und Notenbanken)	28	10	0,1	0,0
Nicht-OECD-Banken	164	159	0,3	0,5
Nicht-OECD-Finanzinstitute	—	90	0,0	0,3
Sonstige Unternehmen und Privatpersonen	3 598	2 529	6,6	7,7
Summe	**54 029**	**32 744**	**100,0**	**100,0**

KREDITDERIVATE

	Kontraktvolumen					Positive Marktwerte	
	Restlaufzeit			Summe	Summe		
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2002	2001	2002	2001
	in Mio €						
Anlagebestand	**1 904**	**1 045**	**27 147**	**30 096**	**11 726**	**820**	**438**
Sicherungsnehmer:							
Credit Default Swaps	1 874	896	21 872	24 642	10 942	61	23
Total Return Swaps	—	—	2 000	2 000	—	1	—
Credit Linked Notes	30	30	2 483	2 543	335	—	—
Sonstige	—	—	—	—	—	—	—
Sicherungsgeber:							
Credit Default Swaps	—	99	39	138	34	1	—
Total Return Swaps	—	—	—	—	—	—	—
Credit Linked Notes	—	20	753	773	415	757	415
Sonstige	—	—	—	—	—	—	—
Handelsbestand	**9 167**	**18 230**	**3 892**	**31 289**	**13 775**	**1 119**	**159**
Sicherungsnehmer:							
Credit Default Swaps	1 365	9 116	716	11 197	6 128	419	127
Total Return Swaps	3 052	593	966	4 611	1 503	370	20
Credit Linked Notes	—	31	466	497	979	—	—
Sonstige	—	—	—	—	—	—	—
Sicherungsgeber:							
Credit Default Swaps	1 763	7 744	556	10 063	5 165	52	12
Total Return Swaps	2 987	689	984	4 660	—	18	—
Credit Linked Notes	—	57	204	261	—	260	—
Sonstige	—	—	—	—	—	—	—
Summe	**11 071**	**19 275**	**31 039**	**61 385**	**25 501**	**1 939**	**597**

REFERENZAKTIVA

	Kontraktvolumen					
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2002	Summe 2001
	in Mio €					
Öffentliche Anleihen	1 577	79	226	—	1 882	2 202
Unternehmensanleihen	22 165	8 060	626	—	30 851	13 500
Aktien	191	737	—	—	928	905
Sonstige	22 107	2 395	3 222	—	27 724	8 894
Summe	**46 040**	**11 271**	**4 074**	**—**	**61 385**	**25 501**

Überwachung und Steuerung der Adressrisiken

Unsere Überwachung und Steuerung der Adressrisiken basiert auf einem integrierten Konzept von klar definierten und dokumentierten Grundsätzen, Gremien mit eindeutigen Befugnissen sowie kompatiblen Verfahren, Systemen und Prozessen.

Kreditgrundsätze

Die allgemeinen Kreditgrundsätze der HVB Group legen die für den gesamten Konzern geltenden Normen der Kreditorganisation, die wesentlichen materiellen Kreditregeln sowie die Kernelemente des Kreditprozesses fest. Innerhalb dieser Rahmenbedingungen definieren die Leiter der Geschäftsfelder konzernweit geltende Kreditrisikostrategien. Ergänzt bzw. modifiziert werden diese allgemeinen Kreditgrundsätze durch spezielle Kreditgrundsätze bei spezifischen Risiken oder Besonderheiten im Kreditprozess, in der Organisation oder in den rechtlichen Rahmenbedingungen.

Strategisches Konzernkreditkomitee

Neu etabliert haben wir im Berichtsjahr das so genannte »Strategische Konzernkreditkomitee«. Neben dem Chief Risk Officer und dem Group Credit Risk Manager sind hier alle Geschäftsfelder sowie das Risikocontrolling repräsentiert. In diesem Gremium erfolgt eine laufende detaillierte Analyse unseres Kreditportfolios und es werden hieraus Konsequenzen für die Ausrichtung unserer Geschäftsaktivitäten abgeleitet. Darüber hinaus werden die Methoden, Verfahren und Prozesse für das Risikomanagement unseres Kreditportfolios diskutiert und festgelegt, welche wiederum Eingang in unsere Kreditgrundsätze finden.

Aufsichtsrechtliche Entwicklungen

Neben der Weiterführung der Konsultation des neuen Baseler Akkords (Basel *II*) standen im Berichtsjahr auf nationaler Ebene für alle Banken die so genannten »Mindestanforderungen an das Kreditgeschäft der Kreditinstitute (MaK)« im Fokus. Hierbei handelt es sich um ein Regelwerk der deutschen Aufsicht, welches insbesondere in Bezug auf die Organisation und Prozesse im Kreditgeschäft qualitative Mindeststandards setzt. Hierzu gehören die Formulierung einer Kreditrisikostrategie durch das Vorstandsgremium, die organisatorische Trennung der Funktionen »Mark« (Vertrieb) und »Marktfolge« (unabhängige Votierung und Risikoüberwachung) sowie Vorgaben zur Gestaltung der Kreditprozesse und Berichterstattung.

Im Dezember 2002 wurde die finale Version der MaK veröffentlicht; die Umsetzung in den Instituten ist bis Mitte 2004 sicherzustellen. Für eventuell erforderliche DV-technische Anpassungen gilt ein verlängerter Umsetzungszeitraum bis Ende 2005.

Umsetzung Basel II

Im Mittelpunkt des Baseler Akkords stehen hingegen die Verfahren und Parameter zur Ermittlung der aufsichtsrechtlichen Eigenmittelunterlegung. Kernelement von Basel II ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung für Kredite nach der Bonität des jeweiligen Kunden. Basel II führt zu einer Angleichung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, welche in unserer Bank mittels interner Instrumente zum Portfoliomanagement bereits etabliert ist.

Um alle Basel II-Aktivitäten effizient steuern zu können, wurde in unserem Haus frühzeitig eine Projektstruktur etabliert, die gemäß der im Akkord behandelten Risikoarten in die Teilprojekte »Kreditrisiko«, »Opertaionelle Risiken« und »Marktrisiko (Zinsrisiken im Anlagebuch)« gegliedert ist. Auf die wesentlichen Aktivitäten der Teilprojekte wird in den jeweiligen Abschnitten dieses Risk Reports eingegangen.

Quantitative Impact Study

Im Teilprojekt Kreditrisiko lagen die Schwerpunkte der Projektarbeit auf der Entwicklung von Fachkonzepten zur Feinadjustierung von Verfahren, Systemen und Prozessen gemäß den Baseler Vorgaben sowie im Aufbau einer umfassenden Datenbasis. Darüber hinaus nahmen wir an der so genannten »Quantitative Impact Study (QIS) 3.0« des Baseler-Ausschusses bzw. der Deutschen

Bundesbank teil. In diesem Zusammenhang waren sowohl die Basisdaten als auch der jeweils resultierende Eigenmittelbedarf für Kreditrisiken bei Anwendung aller BaselerAnsätze zu bestimmen.

Auf Basis des analysierten Portfolios zeigte sich im Ergebnis, dass wir bei Anwendung der aktuellen Regularien für die fortgeschrittenen, das heißt risikosensitiven Verfahren (IRB-Ansätze) in Form eines geringeren Eigenmittelbedarfs profitieren können.

Unser Ziel ist es, für Adressrisiken den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced Approach«, umzusetzen (IRB steht für Rating Based«). Eine gute Basis hierfür stellen unsere bewährten internen Ratinginstrumente sowie die bereits etablierten Verfahren zur Parametrisierung unseres internen Adressrisikomodells dar (siehe auch Risk Report, Abschnitt »Internes Adressrisikomodell«).

Bonitätsanalyse

Sowohl für die Eigenmittelunterlegung nach Basel II (gemäß IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Daher gilt seit Jahren unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente (Rating- und Scoringverfahren).

Im Inhalt und Aufbau unterscheiden sich diese Instrumente in Abhängigkeit von der Höhe und Komplexität der jeweiligen Kreditengagements. Zusätzlich verfügen wir über eine Reihe von individuell auf spezielle Branchen oder Finanzierungsformen zugeschnittene Bonitätsanalyseinstrumente, wie zum Beispiel für Bauträger, Projektfinanzierungen usw. Ergebnis der Bonitätsanalyse ist die individuelle Zuordnung jedes Kunden zu einer Bonitätsklasse, die jeweils einer empirisch gemessenen Ausfallwahrscheinlichkeit entspricht. Mit Hilfe dieser Ausfallwahrscheinlichkeit können wir die intern vergebenen Bonitätsklassen auch den externen Klassen von Ratingagenturen zuordnen.

Im Kontext der Basel II-Projektarbeiten führen wir aktuell eine zusätzliche Qualitätsprüfung der Scoring- und Ratingverfahren in der HVB Group durch. Ziel ist die nochmalige Verbesserung der bereits hohen Trennfähigkeit unserer Bonitätsanalyseinstrumente. Ebenso wird eine höhere Flexibilität der systemtechnischen Plattform angestrebt, auf welcher unsere Scoring- und Ratingverfahren derzeit implementiert sind.

Internes Adressrisikomodell

Für die Überwachung und Steuerung von Adressrisiken nutzen wir bereits seit 1997 ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken der AG weltweit messen und bewerten. Es handelt sich hierbei um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und gleichzeitig jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden zu können.

Erwarteter Verlust

Wir unterscheiden bei der Adressrisikomessung zwischen erwartetem Verlust und Credit-Value-at-Risk (bzw. unerwartetem Verlust). Der erwartete Verlust quantifiziert die Höhe der durchschnittlich in den nächsten zwölf Monaten aus dem aktuellen Portfolio zu erwartenden Verluste aus Adressrisiken. Diese gehen in Form von Standardrisikokosten in die Preiskalkulation unserer Produkte ein.

Credit-Value-at-Risk

Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99% nicht überschritten wird. Dieses Verlustpotenzial wird mit Risikokapital als Sicherheitspuffer unterlegt.

Unsere Tabellen zeigen die Verteilung von erwarteten Verlusten und Credit-Value-at-Risk der AG nach Geschäftsfeldern, Bonitätsklassen und Branchensegmenten.

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH GESCHÄFTSFELDERN*

Geschäftsfeld	Erwarteter Verlust		Value-at-Risk	
	2002	2001	2002	2001
	in %	in %	in %	in %
Deutschland	56,7	74,1	41,2	67,0
Corporates & Markets	42,0	23,0	57,5	29,5
Workout Immobilien	0,8	1,9	0,3	1,4
Sonstige	0,5	1,0	1,0	2,1
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Darstellung der HVB AG gemäß der neuen Geschäftsfeldstruktur ab 2003.

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH BONITÄTSKLASSEN

Bonitätsklasse	Erwarteter Verlust		Value-at-Risk	
	2002	2001	2002	2001
	in %	in %	in %	in %
Bonitätsklasse 1	0,3	0,5	0,8	2,0
Bonitätsklasse 2	0,9	1,4	2,0	3,5
Bonitätsklasse 3	3,3	2,9	8,1	6,0
Bonitätsklasse 4	24,6	28,3	37,9	37,4
Bonitätsklasse 5	12,9	11,4	13,6	14,8
Bonitätsklasse 6	15,7	18,0	12,8	16,4
Bonitätsklasse 7	17,8	13,2	14,3	8,6
Bonitätsklasse 8	24,5	24,3	10,5	11,3
Summe	**100,0**	**100,0**	**100,0**	**100,0**

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH BRANCHENGRUPPEN

Branche	Erwarteter Verlust 2002	Erwarteter Verlust 2001	Value-at-Risk 2002	Value-at-Risk 2001
	in %	in %	in %	in %
Privatkunden	22,9	27,1	6,2	9,5
Wohnungsbaugesellschaften, Immobilien-Investoren, Immobilien-Fondsgesellschaften	16,2	10,9	26,8	17,2
Bauträger, Developer, Hauptgewerbe	9,4	11,0	11,4	14,9
Versorgung	8,3	4,9	6,7	4,8
Sonstige Finanzdienstleister	4,9	3,5	8,6	4,8
Gewerbetreibende	4,0	4,9	3,7	5,6
Kommunikation	4,0	2,0	2,8	2,0
Dienstleistungen, unternehmensbezogen	3,9	3,4	3,9	3,3
Maschinenbau	2,9	1,8	5,2	2,3
Luft- und Raumfahrt	2,2	2,5	2,0	2,3
Gesundheit	2,1	2,8	1,9	2,8
Mobilienleasing	2,1	0,5	2,3	0,7
Nahrung	2,0	2,5	2,0	2,8
Fahrzeuge	1,8	2,0	2,1	2,8
Konsum, Textil (langlebig)	1,6	1,5	1,3	1,7
Konsum, Textil (kurzlebig)	1,3	2,0	1,3	2,3
Mineralöl	1,3	0,8	1,4	1,3
Stahl	1,1	1,3	1,5	1,9
Verkehr, Logistik	1,1	1,6	1,2	1,7
Chemie	1,0	1,3	1,1	1,7
Dienstleistungen, personenbezogen (Freizeit, Gastgewerbe)	1,0	1,3	0,8	1,0
Banken	0,8	1,1	1,2	1,9
Papier	0,6	0,8	0,8	0,8
Elektro	0,6	1,4	0,8	1,9
Öffentl. Haushalte, Organisationen ohne Erwerbszweck	0,6	1,3	0,7	1,5
Verlage, Medien	0,6	3,0	0,5	3,5
Software	0,5	0,7	0,4	0,8
Dienstleistungen, personenbezogen (allgemein)	0,4	1,0	0,4	0,9
Immobilien-Leasinggesellschaften	0,2	0,2	0,4	0,4
Versicherungen	0,2	0,2	0,2	0,2
Druck	0,2	0,2	0,1	0,2
Recycling, Entsorgung	0,1	0,3	0,2	0,3
Hardware	0,1	0,2	0,1	0,2
Summe	**100,0**	**100,0**	**100,0**	**100,0**

Risikoentwicklung im Jahresvergleich

Der Rückgang des Anteils des Geschäftsfeldes Deutschland am gesamten erwarteten Verlust und Value-at-Risk ist auf einen Rückgang des Kreditvolumens zurückzuführen. Der Anteil des Geschäftsfeldes Corporates & Markets am erwarteten Verlust und Value-at-Risk hat sich auf Grund einer noch konservativeren Anrechnung freier Linien in der Risikorechnung sowie auf Grund von Bonitätsverschlechterungen erhöht.

Die im Berichtsjahr konsequent weitergeführten Maßnahmen zur Portfoliobereinigung führten im Bereich Workout Immobilien nochmals zu einem deutlichen Abbau des prozentualen Anteils dieses Geschäftsfeldes am Gesamtrisiko.

In unserer Portfoliostruktur nach Bonitätsklassen spiegelt sich die weltweite konjunkturelle Schwäche wider. Unsere sensiblen Bonitätsermittlungsverfahren reagierten bei einigen unserer Kunden auf die verminderte Ertragslage und höhere Insolvenzwahrscheinlichkeit mit einer entsprechend schlechteren Bonitätseinschätzung (Rückgang in den Bonitätsklassen 4 und 6 sowie Zunahme in den Bonitätsklassen 5 und 7).

Die Verteilung des Adressrisikos nach Branchengruppen zeigt einerseits einen Anstieg des Anteils in wenigen kritischen Branchengruppen wie Wohnungsbaugesellschaften und Versorgung, aber andererseits eine stabile Entwicklung bei den übrigen Branchengruppen.

Länderrisiken

Die HVB Group-Definition des Länderrisikos beinhaltet sämtliche grenzüberschreitenden Transaktionen in Fremdwährung. Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein. Zudem wird das so genannte »Sovereign Risk« (das heißt das Ausfallrisiko eines Staates oder staatlicher Organe) berücksichtigt.

Die Länderrisikomessung in der HVB Group wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Mittels einer langjährigen Datenhistorie sind diese Ratingverfahren so entwickelt worden, dass sie die Wahrscheinlichkeit eines LänderAusfallereignisses (Transferbeschränkung oder Ähnliches) und die im Fall eines Länder-Ausfalls zu erwartenden Verlustquoten widerspiegeln.

LÄNDEREXPOSURE* UND LÄNDER-VALUE-AT-RISK NACH REGIONEN

Regionen	Exposure	Exposure-Anteil	Value-at-Risk	Value-at-Risk-Anteil
	in Mio €	in %	in Mio €	in %
Afrika	1 338	1,2	8	5,5
Asien/Pazifik	18 912	17,0	65	44,8
Mittel- und Sudamerika	15 845	14,3	40	27,6
Nordamerika	15 678	14,1	1	0,7
Westeuropa	51 544	46,4	0	0,0
Osteuropa	7 807	7,0	31	21,4
Summe	**111 124**	**100,0**	**145**	**100,0**

* Nach Sicherheiten;
ohne wertberichtigte Geschäfte.

Die Länderratings bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB Group durch den unabhängigen volkswirtschaftlichen Research-Bereich vergeben wird. Jeder Bonitätsklasse ist eine empirisch ermittelte Ausfallwahrscheinlichkeit zugeordnet.

Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken für die HVB Group ermittelt. Von zentraler Bedeutung hierbei ist die Berücksichtigung von Portfolioeffekten. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Insofern ist eine korrekte Abbildung der Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomodells.

Unter methodischen Gesichtspunkten sind die interne Steuerung der Länderrisiken der HVB Group und die derzeit bekannten Eigenkapitalanforderungen nach Basel II durchaus vergleichbar. Insofern werden schon heute wichtige Steuerungseffekte, die im Zuge der Basel II-Anforderungen zu erwarten sind, in der HVB Group durch das umgesetzte Konzept der Länderrisikomessung erreicht.

Auf Basis der aufgezeigten Methodik der Länderrisikomessung erfolgt auch die Risikolimitierung (VaR-Limite) nach Regionen. So werden Geschäfte mit einem hohen Länderrisiko stärker auf das Regionen-Risikolimit angerechnet. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposuremanagement angestrebt. Zusätzlich arbeiten die Einheiten des Länderrisikomanagements auch mit Volumenslimiten pro Land (unterteilt nach Produktrisikogruppen). Dabei sind Risiko- und Volumenslimite eng miteinander verzahnt.

LÄNDEREXPOSURE* UND LÄNDER-VALUE-AT-RISK NACH BONITÄTSKLASSEN

Bonitatsklasse	Exposure	Exposure-Anteil	Value-at-Risk	Value-at-Risk-Anteil
	in Mio €	in %	in Mio €	in %
Bonitätsklasse 1	68 784	61,9	0	0,0
Bonitätsklasse 2	21 037	18,9	25	17,2
Bonitätsklasse 3	8 152	7,3	15	10,3
Bonitätsklasse 4	9 391	8,5	62	42,8
Bonitätsklasse 5	1 462	1,3	8	5,5
Bonitätsklasse 6	1 830	1,6	27	18,6
Bonitätsklasse 7	176	0,2	2	1,4
Bonitätsklasse 8	94	0,1	2	1,4
Bonitätsklasse 9	198	0,2	4	2,8
Summe	**111 124**	**100,0**	**145**	**100,0**

* Nach Sicherheiten; ohne wertberichtigte Geschäfte.

Im Vergleich zum Vorjahr blieb die gute Portfoliostruktur unseres länderrisikorelevanten Geschäfts stabil. So liegt der Anteil des Länderexposures aus den Bonitätsklassen 1–4 am Gesamtexposure weiterhin bei 97%. Ein Großteil hiervon entfällt auf hochentwickelte Länder bzw. Produkte mit geringem Transferrisiko.

In den einzelnen Regionen kam es zu unterschiedlichen Entwicklungen. Teilweise wurde das Exposure deutlich reduziert (wie Rückgang des Handelsgeschäfts in Nordamerika bzw. Westeuropa), teilweise kam es auch zu einem Exposure-Anstieg (unter anderem Handelsgeschäfte in der Region Asien). In der Region Mittel- und Südamerika wurde die kritische Entwicklung in den lateinamerikanischen Ländern frühzeitig erkannt. In der Folge kam es zu einer Herabstufung des Ratings einzelner Länder dieser Region und einem konsequenten Abbau von Exposure in der HVB Group (insbesondere Argentinien, Brasilien). Positive Veränderungen haben sich in der Region Osteuropa durch die Verbesserung einiger Länderratings ergeben. Bei relativ konstanten Exposure-Größen ging der Value-at-Risk dieser Region daher erheblich zurück.

LÄNDEREXPOSURE* NACH REGIONEN UND PRODUKTKATEGORIE

Regionen	Kreditgeschäft		Handelsgeschäft		Emittentenrisiko		Gesamt	
	2002	2001	2002	2001	2002	2001	2002	2001
		in Mio €		in Mio €		in Mio €		in Mio €
Afrika	1 178	1 171	123	211	37	20	1 338	1 402
Asien/Pazifik	4 123	5 770	13 105	11 396	1 684	2 642	18 912	19 808
Mittel- und Sudamerika	6 090	3 799	7 258	3 736	2 497	4 074	15 845	11 609
Nordamerika	7 070	6 461	6 017	11 661	2 591	3 495	15 678	21 617
Westeuropa	15 450	14 377	31 733	41 722	4 361	3 652	51 544	59 751
Osteuropa	5 739	5 684	1 261	1 337	807	568	7 807	7 589
Summe	**39 650**	**37 262**	**59 497**	**70 063**	**11 977**	**14 451**	**111 124**	**121 776**

* Nach Sicherheiten; ohne wertberichtigte Geschäfte.

TOP-TEN-LÄNDER DER BONITÄT 1 NACH EXPOSURE*

Länder	Exposure in Mio €	Exposure-Anteil in %
Großbritannien	39 740	35,8
USA	12 639	11,4
Schweiz	6 684	6,0
Japan	3 417	3,1
Dänemark	2 013	1,8
Kanada	1 555	1,4
Norwegen	1 372	1,2
Schweden	1 317	1,2
Liechtenstein	44	0,0
Andorra	5	0,0
Summe	**68 786**	**61,9**

* Nach Sicherheiten; ohne wertberichtigte Geschäfte.

TOP-TEN-LÄNDER OHNE BONITÄT 1 NACH EXPOSURE*

Länder	Exposure in Mio €	Exposure-Anteil in %
Cayman Island on-shore**	10 594	9,5
Hongkong	5 024	4,5
Singapur	4 279	3,8
Cayman Island off-shore**	2 748	2,5
Australien	1 507	1,4
Bermudas**	1 473	1,3
Polen	1 439	1,3
Tschechische Republik	1 169	1,1
Ungarn	1 003	0,9
Slowenien	958	0,9
Summe	**30 194**	**27,2**

* Nach Sicherheiten; ohne wertberichtigte Geschäfte.

** Die Länderrisiken bzgl. der Lokationen Cayman Island bzw. Bermudas resultieren aus operativen Aktivitäten der HVB Group im Geld- sowie Emissionshandel/-geschäft.

Limitsysteme

Als zentralen Bestandteil unseres Risikocontrollings und -managements setzen wir in allen relevanten Einheiten Limitsysteme ein, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Während im Falle der Kreditrisiken die Limitüberwachung in den dezentralen Krediteinheiten erfolgt, wird sie für Kontrahenten-, Emittenten- und Länderrisiken im Risikocontrolling durchgeführt.

Zur Überwachung des Kontrahenten- und Emittentenrisikos setzen wir weltweite Limitsysteme ein, welche in allen wesentlichen Lokationen der HVB Group, die Handelsgeschäft betreiben, online zur Verfügung stehen (Ausnahme: Bank Austria Creditanstalt, bei der die Limitüberwachung derzeit noch über separate Systeme erfolgt). Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet.

Bei den Kontrahentenrisiken wird der Anrechnungsbetrag auch als »Exposure« oder »Kreditäquivalent« bezeichnet. Hierbei wird der aktuelle Marktwert eines Geschäfts um das so genannte »Add on« – einem Zuschlag für potenzielle Marktwertschwankungen über die Laufzeit des Geschäfts – erhöht (berechnet auf Basis eines 99%-Konfidenzintervalls). Das so ermittelte Exposure pro Kontrahent berücksichtigt für sehr viele Geschäftstypen sowohl Risiko reduzierende Netting-Vereinbarungen als auch Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Portfoliosteuerung

Die im Bereich Group Credit Portfolio Management zusammengefasste konzernweite Kreditportfoliosteuerung hat – in Zusammenarbeit mit den entsprechenden Einheiten der Geschäftsfelder – die Aufgabe, das Risiko-Ertrags-Profil des Gesamtbankportfolios zu steigern und so einen wesentlichen Beitrag zur Erreichung unserer angestrebten Eigenkapitalrendite zu leisten. Auf Grund seiner zentralen Funktion kann es die Zusammensetzung der verschiedenen Teilportfolios in Bezug auf das Gesamtkreditportfolio optimieren, die sich auf Teilmärkten ergebenden Marktchancen ausnutzen und auf Gesamtbankebene erkennbaren Klumpenrisiken wirksam entgegensteuern.

Das Group Credit Portfolio Management setzt dabei folgende Methoden ein:

- Analyse der Risiko- und Ertragsstruktur des Gesamtbankportfolios, auch unter Durchführung von zukunftsgerichteten Szenarien und Stresstests,
- Festlegung und regelmäßige Anpassung risiko- und marktgerechter Preise,
- Aktive Portfoliosteuerung durch das Initiieren von Kapitalmarktaktivitäten.

Risiko- und marktgerechtes Pricing

Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine klar am Chancen-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. Diese berücksichtigt in der Kreditmarge nicht nur das interne Rating des Kunden sowie alle relevanten Kosten und Risiken, sondern auch die regulatorische und ökonomische Kapitalbindung. Dieser differenzierte Pricingansatz ist flächendeckend implementiert und wesentlicher Bestandteil bei allen Kreditentscheidungen.

Ausblick 2003

Im Jahr 2003 werden wir unsere intensiven Projektaktivitäten zur Umsetzung des neuen Baseler Akkords fortsetzen. Im Fokus stehen hierbei die Weiterentwicklung einer integrierten Basel ii-Datenbasis für Meldewesen und Adressrisikocontrolling sowie die Adjustierung unseres Rechenkerns entsprechend den Ergebnissen der Konsultationsphase. Darüber hinaus gilt es sicherzustellen, dass in unserer Bank sämtliche »Mindestanforderungen an das Kreditgeschäft (MaK)« rechtzeitig und vollständig erfüllt sind.

Im Rahmen unseres Kreditportfoliomanagements wollen wir die Handelbarkeit unseres Kreditportfolios durch verstärkte aktive Nutzung der Kapitalmärkte erhöhen. Bei Kreditgeschäften wird sich unsere

Kreditmarge künftig noch starker an vergleichbaren Kapitalmarktpreisen orientieren. Des Weiteren ist es unser Ziel, Risikokonzentrationen auf Einzelkunden- wie auch Portfolioebene durch konsequentes Management von Klumpenrisiken weiter abzubauen.

b) Liquiditätsrisiken

Die Grundsätze und Regeln unserer konzernweiten Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt. Wesentliche Bestandteile sind die Begrenzung von Liquiditätsrisiken durch konzernweite Limite sowie Vorkehrungen und Maßnahmen für das Management im Fall von Liquiditätsengpässen.

Die konzernweiten Vorgaben zur kurz- und langfristigen Liquidität werden vom Group Asset Liability Management erarbeitet und deren Einhaltung regelmäßig überprüft. Wir haben effiziente Strukturen und Prozesse etabliert, um auch im Fall von Liquiditäts-Stress-Situationen die jederzeitige Zahlungsfähigkeit sicherzustellen. Ein Ausschuss des Vorstands wird regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert.

Kurzfristiges Liquiditätsrisiko

Das kurzfristige Liquiditätsrisiko wird durch zentral festgelegte Limite begrenzt. Im Rahmen dieser Vorgaben erfolgt das Management der täglichen Liquidität sowohl zentral in unserem Group Clearing in München als auch dezentral in den jeweiligen Auslandsniederlassungen und Konzerntöchtern. Über eine gemeinsame Plattform werden die Liquiditätsströme im Konzern optimiert.

Liquiditätslimite

Grundlage unseres konzernweiten Limitsystems sind täglich aktualisierte Liquiditätsreports, die die kurzfristige Fälligkeitsstruktur sowie die Bestände an hochliquiden und zentralbankfähigen Wertpapieren der relevanten Einheiten aufzeigen. Die Beurteilung der Liquidität und Festlegung der Limite erfolgt unter Berücksichtigung von äußerst konservativen Vorgaben. Zum Beispiel wird für fällige unbesicherte Geldmarktverbindlichkeiten keine Prolongation angenommen und für die zum Ausgleich unerwarteter Liquiditätsengpässe zur Verfügung stehenden liquidierbaren Wertpapiere werden konservative Sicherheitsabschläge angesetzt. Die Liquiditätslimite werden regelmäßig überprüft und auf Grund der Einschätzung sowohl der allgemeinen Marktbedingungen als auch bankspezifischer Faktoren angepasst.

Liquidierbare Aktiva

Wir verfügen über umfangreiche Bestände liquider Aktiva, die im Rahmen unserer Liquiditätssteuerung kurzfristig einsetzbar sind und uns als Liquiditätsausgleich zur Vermeidung von Liquiditätsengpässen dienen. Die Angemessenheit der verfügbaren liquiden Aktiva prüfen wir regelmäßig. Allein für das kurzfristige Liquiditätsmanagement und als Sicherheit für den Zahlungsverkehr und Clearingaktivitäten stehen den verantwortlichen Einheiten zentralbankfähige Wertpapiere von durchschnittlich 23 Mrd € zur Verfügung, die jederzeit in Barmittel umgewandelt werden können.

Liquiditätsstruktur

Unsere ausgewogene Struktur aus fälligen Aktiva und Passiva sowie die angemessene Verfügbarkeit liquider Wertpapiere zeigt sich auch in den relevanten Kennzahlen des Liquiditätsgrundsatzes II. Unter Maßgabe der aufsichtsrechtlichen Vorschriften lag der Überschuss der Zahlungsmittel gegenüber den Zahlungsverpflichtungen des Folgemonats für die HVB AG bei durchschnittlich über 17 Mrd €.

Refinanzierungsrisiko

Breite Refinanzierungsbasis

Wir verfügen dank unserer starken Diversifikation in verschiedene Märkte, Kundengruppen und Produkte über eine breite Refinanzierungsbasis. Zusammen mit unserer Platzierungskraft können wir dadurch eine angemessene Refinanzierung des Aktivgeschäfts hinsichtlich Fristigkeit und Konditionen auch in schwierigen Marktphasen sicherstellen. Der Fundingbedarf des Konzerns für das Jahr 2002

war bereits deutlich vor Jahresende vollständig gedeckt. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellten wie in den Vorjahren das wichtigste Refinanzierungsinstrument dar.

Der Fundingbedarf wird in einem abgestimmten Prozess auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die Zielvorgaben zur Sicherstellung einer angemessenen Refinanzierungsstruktur werden in unserem Group Funding Management umgesetzt und unter Kostengesichtspunkten optimiert. Die Koordination und Abstimmung im Konzern erfolgt im Rahmen eines Group-Funding-Committee. Eine monatliche Analyse der Entwicklung der Fälligkeitsstruktur sowie die fortlaufende Auswertung von Volumen und Konditionen des getätigten Kapitalmarktfunding im Vergleich zur Planung gewährleisten einen aktuellen Überblick über die Fundingsituation.

Unser Ziel bei der Refinanzierung des Konzerns ist es, die stabilen Finanzierungsquellen inklusive der Kundeneinlagen im Retailgeschäft auszubauen. Darüber hinaus wurden Bilanzstrukturmaßnahmen initiiert, um den Fundingbedarf zu reduzieren. In diesem Zusammenhang erschließen wir auch fortlaufend neue Refinanzierungsmöglichkeiten über innovative Securitization-Transaktionen.

Durch die Rating-Herabstufung der Bank ist die Liquiditätsbeschaffung über unbesicherte Kapitalmarktinstrumente und Commercial Paper-Programme erschwert worden. Dies haben wir im Rahmen von Liquiditäts-Stress-Szenarien antizipiert und uns frühzeitig mit langfristiger Liquidität eingedeckt. Außerdem nutzen wir verstärkt die Möglichkeiten der Wertpapierpensionsgeschäfte (Repo-Märkte) zur Refinanzierung.

Marktliquiditätsrisiko

Marktliquiditätsrisiken werden durch die strikte Begrenzung der zulässigen Märkte für die einzelnen Handelsportfolios gesteuert. Im Rahmen unserer Stresstests ermitteln wir für ausgewählte Szenarien deren Risikopotenzial.

c) Marktrisiken

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch die Veränderung von Preisen an Finanzmärkten für unsere Positionen entstehen kann. Dieser umfasst Zins-, Devisen-, Aktien- und Spreadrisiken.

Wir errechnen konzernweit unsere Marktrisiken sowohl für das Handelsbuch als auch für die Risiken aus der Fristentransformation (Anlagebuch). Die Steuerung der täglichen Cashflows aus dem Bank- und Hypothekenbankgeschäft erfolgt in der AG im Group Asset Liability Management, bei den betreffenden Konzerntöchtern in ihrer jeweiligen Treasury- bzw. Asset Liability Management-Einheit.

Quantifizierung

Der Value-at-Risk für Marktrisiken quantifiziert bei einem Sicherheitsniveau von 99% den maximalen Verlust, der durch Marktpreisveränderungen während einer definierten Haltedauer entstehen kann. Dabei werden in Abhängigkeit vom Portfolio, den zugrunde liegenden Produkten und dem Risikoansatz Haltedauern von 1 Tag oder 10 Tagen verwendet.

Unser derzeitiges Risikomesssystem für Zinsänderungsrisiken basiert in München und London größtenteils auf einem sowohl technisch als auch methodisch hochentwickelten Monte-Carlo-Simulationsansatz (Internes Modell). Als weiteren Risikoansatz verwenden wir für die Devisen- und Aktienrisiken in der AG einen statistischen Ansatz mit verschiedenen konservativen Annahmen (unter anderem separate Betrachtung von Währungen, Vernachlässigung von Risiko mindernden Korrelationseffekten). Darüber hinaus werden im Konzern angemessene Verfahren wie beispielsweise ein Varianz-Kovarianz-Ansatz eingesetzt.

Auf aggregierter Basis ergaben sich im Jahresverlauf für unsere wesentlichen Handelsbestände in der HVB Group die in der Tabelle aufgezeigten Marktrisiken. Die Spreadrisiken bei Wertpapieren sind in den Risiken aus zinsbezogenen Geschäften ausgewiesen. Die Werte sind auf eine 1-tägige Haltedauer normiert.

MARKTRISIKO DER HANDELSAKTIVITÄTEN (VALUE-AT-RISK)

	Durchschnitt 2002*	31. 12. 2002	30. 9. 2002	30. 6. 2002	31. 3. 2002	31. 12. 2001
			in Mio €			
Zinsbezogene Geschäfte	66	61	70	66	68	89
Währungsbezogene Geschäfte	15	12	16	17	16	25
Aktien-/ Indexbezogene Geschäfte	32	26	45	31	27	18
Summe	**113**	**99**	**131**	**114**	**111**	**132**

* Arithmetisches Mittel.

Die Value-at-Risk-Werte, die nicht über das Interne Modell ermittelt werden, stellen auf Grund der konservativen Annahmen, die ihrer Berechnung zugrunde liegen, eine sehr hohe Abschätzung unseres Marktrisikos dar. Mit dem weiteren Ausbau des Internen Modells werden wir durch die dann erfolgende Berücksichtigung Risiko mindernder Effekte deutlich niedrigere Risikowerte ausweisen.

Im Anlagebuch ergaben sich zum Jahresende Marktrisiken in Höhe von 54 Mio € (Ultimo 2001: 128 Mio €, 1-tägige Haltedauer). Dieser Rückgang des Value-at-Risk resultierte vor allem aus dem Abbau von Zinsrisikopositionen in einigen Konzerngesellschaften.

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, das die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen vergleicht.

Außerdem führen wir laufend Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen auf Grund außerordentlicher Ereignisse und Worst-Case-Szenarien zeigen. Die Spanne der untersuchten Szenarien reicht von einfachen Zinsschocks bis zum Ausfall ganzer Märkte oder einem Totalzusammenbruch aller Korrelationen.

Limitüberwachung

Die Steuerung der Risikopositionen im Anlage- und Handelsbuch erfolgt über ein einheitliches, hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Gesamtvorstand genehmigt und dürfen nicht überschritten werden.

Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und die zeitnahe Rückführung überwacht. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch Intraday die Risikosituation und Limiteinhaltung.

Ergänzend zum Value-at-Risk werden die Stressrisiken in der AG über ein Ampelkonzept überwacht. Bei »Rot« werden die Konsequenzen aus den Stressszenarien zwischen Risikomanagement und Risikocontrolling erörtert und gegebenenfalls entsprechende Managementmaßnahmen eingeleitet.

Ausblick 2003

Im Jahr 2003 liegt der Schwerpunkt unserer Aktivitäten im weiteren Ausbau des Internen Modells. Im nächsten Schritt werden die Positionen der Filialen in New York sowie Asien eingebunden und die Risikomessung um Risiken aus Aktien, Devisen sowie Credit Spreads erweitert.

Im Rahmen der Umsetzung der Anforderungen, die Basel II an das Management und Controlling der Zinsänderungsrisiken im Anlagebuch stellt, werden wir auch diese Positionen in die Prozesse und Methoden des Internen Modells integrieren.

d) Operational Risk

Definition

Wir definieren Operational Risk als die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Die von uns gewählte Definition entspricht inhaltlich der von der BIZ zur Reform der Eigenkapitalrichtlinien (Basel II) verwendeten Beschreibung. Ein ergänzend verwendetes Kategorisierungsmodell gibt durch die Klassifizierung der Risiken und Verlustereignisse eine detaillierte Einsicht in die individuellen Risikoprofile unserer Geschäftsfelder und Dienstleistungsbereiche und dient als Basis für die Ableitung von Steuerungsimpulsen.

Im Fokus 2002

Das abgelaufene Geschäftsjahr stand überwiegend im Zeichen der Vorbereitung des Konsultationspapiers der BIZ zur voraussichtlich ab 2007 geforderten Eigenkapitalunterlegungspflicht für Operational Risk und der gleichzeitigen Umsetzung in EU- und nationales Recht. Parallel dazu wurde das in den Vorjahren installierte Management und Controlling von Operational Risk weiterentwickelt. Die methodische Erfassung von Verlustdaten wurde ausgeweitet, unter anderem durch den seitens der Bank Austria Creditanstalt-Gruppe initiierten Beginn der Erfassung in unseren Osteuropa-Töchtern.

Bezüglich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung in der HVB Group werden wir zumindest den »Standardised Approach« mit allen diesbezüglichen Anforderungen umsetzen. Gleichzeitig soll die Basis geschaffen werden für den möglichen Ausbau unseres Verlustverteilungsansatzes (»Loss Distribution Approach«) zum regulatorisch anerkannten »Advanced Measurement Approach«, als einem der fortgeschrittenen Messansätze von Basel II.

Mit den laufenden und den für die kommenden Jahre geplanten Maßnahmen sind wir überzeugt, die Umsetzung von Basel II und der EU-Richtlinien termingerecht bewältigen und bereits vorher weitere interne Nutzeffekte realisieren zu können.

Messmethodik

Zur Quantifizierung des Operational-Value-at-Risk setzen wir den »Loss Distribution Approach« ein. Dieser Ansatz wird in der Versicherungswirtschaft seit geraumer Zeit für die Bewertung von Teilen der hier betrachteten Risiken verwendet und in Basel II explizit als quantitatives Element des »Advanced Measurement Approach« genannt. Unser Quantifizierungsmodell verwendet interne und externe Daten, um die Verlustverteilungen zu bestimmen. Mittels Monte-Carlo-Simulation werden die Value-at-Risk-Werte ermittelt. Die Risiko mindernden Maßnahmen wie Versicherungsprogramm und verbesserte Kontrollqualität werden in unserem Modell berücksichtigt.

Auf Grund der Messmethodik mittels Verlustdaten ist der Operational-Value-at-Risk ein vergangenheitsbezogener Wert. Da aber gerade die aktuellen Entwicklungen von Kontrollen und Prozessen den Value-at-Risk beeinflussen, wird deren Qualität im Rahmen eines Control-Self-Assessment (CSA) jährlich gemessen und fließt als gegenwartsbezogener Qualitätsscore in die quantitative Ermittlung des Operational-Value-at-Risk ein.

Das CSA wird zudem zur Analyse von Schwachstellen herangezogen und erleichtert die gezielte Initiierung von Maßnahmen. Damit fördert sein Einsatz die kontinuierliche Verbesserung der Kontroll- und Prozessqualität und reduziert folglich Risiken und Verluste.

Die ermittelten Value-at-Risk-Werte für Operational Risk sind Bestandteil unserer Risikokapitalallokation auf die Geschäftsfelder. Auf Basis der gemessenen AG-Risikowerte werden die Value-at-Risk-Werte für Operational Risk der Konzerntöchter abgeleitet.

Risikomanagement

Die Verantwortung für die Steuerung des Operational Risk, das heißt für Maßnahmen zur Verminderung, Vermeidung oder Versicherung dieser Risiken, haben die jeweiligen Risikomanager in unseren Geschäftsfeldern und Dienstleistungsbereichen.

OPERATIONAL-RISK-ORGANISATIONSMODELL


Vorstand
Operational-Risk-Committee
Organisations-einheit
Geschäftsfelder
Dienstleistungs-bereiche
Group Corporate Center
–Recht
–Compliance
–Personal
Risiko-controlling
Interne Revision
Funktion
Verantwortung für Risiko-management »Operational-Risk-Manager«
Bankweite Standards & Richtlinien
Risiko-controlling
Revision

Für das abgelaufene Geschäftsjahr sind folgende Maßnahmen hervorzuheben:

Geschäftsfelder und Dienstleistungsbereiche

Im Geschäftsfeld Deutschland wurden zur Erfüllung erhöhter gesetzlicher Anforderungen (Wertpapierhandelsgesetz, Geldwäschegesetz) aufbau- und ablauforganisatorische Optimierungen durchgeführt. Darüber hinaus wurden systemgestützte Beratungsleitfäden zur Sicherstellung von flächendeckenden Beratungs- und Abwicklungsstandards etabliert und die Ausdehnung des Qualitätsmanagementsystems (DIN ESO 9000) auf weitere Backoffice-Einheiten vorgenommen.

Die Abwicklungssicherheit bei der internationalen Transaktionsnachrichtenübermittlung im Zahlungsverkehr konnte mit einer neuen SWIFT-Infrastruktur weiter erhoht werden.

Zur Erfüllung der verschärften rechtlichen Anforderungen und Meldepflichten in Folge der Ereignisse des 11. September 2001 wurde ein Projekt mit dem Ziel aufgesetzt, potenzielle Finanzströme bzw. Kontoverbindungen mit möglicherweise terroristischem Hintergrund systematisch und automatisiert zu identifizieren.

Bewältigung von Krisensituationen

Die Fähigkeiten zur Bewältigung von Krisensituationen wurden mit der Etablierung von Krisenstäben, Notfallplänen, Risikoinventuren und unabhängigen Organisationseinheiten zum Management operationeller Risiken weiter verbessert und haben sich im Ernstfall, beispielsweise anlässlich der Hochwasserkatastrophe im August 2002, bewährt.

Das übergreifende Projekt »Aufrechterhaltung des Geschäftsbetriebes der HVB Group im Katastrophenfall« wurde abgeschlossen und in das Krisenmanagementsystem der Bank integriert. Das Krisenmanagementsystem wurde im Krisenstabshandbuch der HVB Group dokumentiert, Krisenstabsräume mit notfallsicherer Kommunikations- und Dokumentationsausstattung sind eingerichtet.

Im Bereich des Zahlungsverkehrs wurden insbesondere die Prozesse der Business-Continuity-Planung und der Contingency-Planung (Notfallmaßnahmen) ausgebaut.

IT-Risiken

Neben zahlreichen weiteren Maßnahmen zur Vermeidung, Verminderung und Absicherung von Risiken wurde zur Verbesserung des Risikomanagements eine eigene Stabsabteilung eingerichtet. Mit dem Aufbau eines Project-Risk-Management-Systems wurde begonnen und als erste Maßnahme hieraus eine Methodik zur Risikobewertung für Projekte eingeführt.

Im Bereich der IT-Sicherheit lag der Schwerpunkt insbesondere bei Investitionen und Maßnahmen zur Weiterentwicklung der Firewall-Umgebungen, des Sicherheitsniveaus im Netzwerkbereich und des Virenschutzes.

Rechtliche Risiken

Die Einführung neuer Gesetze und Verordnungen, deren Änderung oder eine Veränderung in der Rechtsprechung bzw. neue Gerichtsurteile können zu Verlustrisiken für unsere Bank führen. Für das Management dieser rechtlichen Risiken ist der Konzernbereich Recht verantwortlich. Im Rahmen seiner Group Corporate Center-Funktion legt er die einheitlichen Standards für das Legal-Risk-Management im Konzern fest und überwacht deren Einhaltung.

Das Jahr 2002 war geprägt von einer Vielzahl gesetzlicher Neuregelungen mit Auswirkungen auf das Bankgeschaft wie zum Beispiel das Schuldrechtsmodernisierungsgesetz, das Transparenz- und Publizitätsgesetz, das 4. Finanzmarktförderungsgesetz und die gesetzlichen Änderungen im BGB für Haustürgeschäfte und Immobilienkredite. Alle gesetzlichen Neuregelungen wurden fristgemäß umgesetzt und, soweit erforderlich, die von uns verwendeten Verträge entsprechend angepasst. Gleiches gilt für die Umsetzung von gerichtlichen Entscheidungen. Für Verträge nach ausländischen Rechtsordnungen werden Standardverträge eingesetzt und, wenn notwendig, Rechtsgutachten eingeholt

Ziel der HVB Group ist es auch, gerichtliche Streitigkeiten zu vermeiden und Konfliktfälle einer einvernehmlichen Lösung zuzuführen. Soweit sich gerichtliche Auseinandersetzungen dennoch nicht vermeiden ließen, wurden diese, wie in der Vergangenheit auch, in der weit überwiegenden Zahl zu Gunsten unserer Bank entschieden.

Auf dem Gebiet der Immobilienfinanzierung hat der BGH mit Urteil vom 9. April 2002 seine bisherige Rechtsauffassung unter Hinweis auf die Auslegung der EU-Haustürgeschäfterichtlinie durch den Europäischen Gerichtshof aufgegeben und einen Widerruf eines Realkredites bei Vorliegen einer Haustürsituation zugelassen.

Er hat jedoch klargestellt, und dies zwischenzeitlich mehrfach bestätigt, dass der Widerruf eines Realkreditvertrags nicht die Wirksamkeit des Immobilienkaufvertrags beruhrt. Die wirtschaftlichen Auswirkungen eines Widerrufs halten sich daher im Ergebnis für unsere Bank in engen Grenzen. Diese Auffassung wird auch vom BGH geteilt. So hat das Gericht in einer Entscheidung vom 12. Dezember 2002 ausdrücklich darauf hingewiesen, dass der Widerruf des Darlehensvertrags fur den Darlehensnehmer »wirtschaftlich wenig oder nicht interessant« ist.

Der Bundesgerichtshof hat mit Urteil vom 26. November 2002 zwei Beschlüsse der Hauptversammlung unserer Bank vom Mai 1999 (Bestellung der BDO als Sonderprüfer und der KPMG als Jahresschlussprüfer für das Jahr 1999) aufgehoben. Das Urteil hat in erster Linie eine formale Bedeutung zur Stärkung der Rechte von Kleinaktionären. Für unsere Bank selbst sind damit keine materiellen Auswirkungen verbunden. Der Sonderprufungsbericht wurde 1999 veröffentlicht und das Verfahren damit abgeschlossen. Der Jahresabschluss 1999 bleibt unverändert. Er ist insbesondere nicht nichtig, da die Nichtigkeit spätestens sechs Monate nach seiner Veröffentlichung hätte geltend gemacht werden müssen.

Ausblick 2003

Für das Jahr 2003 steht für uns hinsichtlich Operational Risk insbesondere die weitere Entwicklung des Basel II-Konsultationsprozesses bzw. die Umsetzung und konzernweite Einführung der diesbezüglich laufenden Projekte im Vordergrund.

Daneben soll das Krisenmanagement weiter ausgebaut und die Objektsicherheit im Gebäudebereich durch einheitliche und effektive Sicherheitsstandards nochmals verbessert werden.

e) Geschäftsrisiken

Als Geschäftsrisiken definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert eines Unternehmens.

Geschäftsrisiken werden verursacht durch ein deutlich verschlechtertes Marktumfeld (zum Beispiel Einbruch des Wertpapierprovisionsgeschäfts durch schlechte Börsensituation) oder unerwartete Änderungen im Kundenverhalten bzw. der Konkurrenzsituation.

Die Messung unserer Geschäftsrisiken basiert auf Erlösund Kostenvolatilitäten unter Berücksichtigung der Korrelationen. Die operative Steuerung des Geschäftsrisikos liegt im Rahmen des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Angesichts der schwierigen Marktsituation hat unsere Bank umfangreiche Maßnahmen initiiert, um Ertragsmöglichkeiten besser auszuschöpfen und insbesondere die Kostenstrukturen konsequent zu optimieren.

f) Risiken aus bankeigenem Immobilienbesitz

Zum Ende des Geschäftsjahrs 2001 wurde der bis zu diesem Zeitpunkt der HVB AG zugehörige Immobilienbesitz in die Konzerntochter HVB Gesellschaft für Gebäude mbH & Co KG ausgegliedert, sodass sich hier der Großteil des Immobilienbestands des Konzerns befindet.

Die Risikomessung (Value-at-Risk) basiert auf den Marktwerten der Immobilien sowie entsprechenden historischen Volatilitäten, die wir aus internen Daten oder geeigneten externen Immobilienindizes bestimmen. Hierbei berücksichtigen wir Korrelationen zwischen einzelnen Regionen.

Die durch die Ausgliederung neu formierte HVB Gebäude KG/HVB Immobilien AG ist verantwortlich für Portfoliomanagement, Immobilienmanagement, Projektentwicklung sowie Vertrieb der eigenen betriebsnotwendigen und nicht betriebsnotwendigen Immobilien. Bereits im ersten Jahr konnten substanzielle Portfoliooptimierungen abgeschlossen werden.

g) Risiken aus Anteils-/Beteiligungsbesitz

Die Risiken unseres sowohl börsennotierten als auch nicht börsennotierten Anteils-/ Beteiligungsbesitzes werden nach einem dem Aktien-Handelsrisiko ähnlichen Ansatz erfasst. Dabei werden jedoch auf Grund des langfristigen Anlagecharakters dieser Beteiligungen die Volatilitäten auf Basis von Jahresdurchschnittskursen ermittelt. Bei nicht börsennotierten Werten legen wir entsprechende Branchenindizes zugrunde.

Insgesamt gesehen ist diese Risikoposition stark durch unsere größeren Finanzpakete wie zum Beispiel Allianz und Münchener Rück geprägt. Nicht enthalten sind hier unsere operativen Konzerntöchter, da deren Risiken bereits differenziert nach den anderen Risikoarten ermittelt werden und dort erfasst sind.

Getätigte/geplante Beteiligungsverkäufe

Die Portfoliosteuerung unseres gesamten Anteils-/Beteiligungsbesitzes (inklusive operativer Konzerntöchter) erfolgt durch den Gesamtvorstand. Die im Jahr 2002 getätigten Beteiligungsverkäufe standen unter dem Blickwinkel der Fokussierung auf das Kerngeschäft, der Reduktion von Komplexität sowie der Freisetzung von in Finanzbeteiligungen gebundenem Kapital.

Aus dem strategischen Portfolio haben wir unsere Beteiligung an der spanischen Banco Popular Hipotecario verkauft. Darüber hinaus wurde die Veräußerung unserer Minderheitsbeteiligung an der brasilianischen Banco BBA Creditanstalt vereinbart. Aus dem Finanzbeteiligungsportfolio haben wir unsere Beteiligungen an E.ON AG und Deutsche Börse AG fast vollständig abgebaut und eine Reihe kleinerer Industriebeteiligungen verkauft.

Die Bereinigung des Beteiligungsportfolios ist auch ein Schwerpunkt des Transformationsprogramms der HVB Group für 2003. Ziel ist die weitestgehende Trennung von Beteiligungen ohne strategischen oder operativen Mehrwert (siehe auch Kapitel »Die Transformation der HVB Group« im Jahresbericht).

h) Strategische Risiken

Strategische Risiken resultieren daraus, dass das Management wesentliche Trends, die die Struktur des Bankensektors als Ganzes oder einzelne Geschäftsfelder betreffen, nicht frühzeitig genug erkennt oder falsch einschätzt und in der Konsequenz unvorteilhafte Grundsatzentscheidungen trifft, die nicht

oder nur schwer reversibel sind. Strategische Risiken sind nicht mit quantitativen Methoden zu erfassen und zu steuern. Sie zu begrenzen setzt vielmehr eine laufende Beobachtung des nationalen und internationalen Umfeldes, eine kritische Überprufung der eigenen Stärken und Schwächen sowie ein flexibles, innovatives Reagieren auf die Herausforderungen der Märkte voraus.

Gesamtwirtschaftliche Risiken

Die HVB Group operiert weiterhin in einem angespannten konjunkturellen Umfeld. Das bedeutet, dass eine durchgreifende Erholung an den Aktienmärkten wenig wahrscheinlich ist. Angesichts der geopolitischen Spannungen und ihren Auswirkungen auf die Wirtschaft in den USA und Europa (siehe auch Kapitel »Gesamtwirtschaftliche Entwicklung« im Jahresbericht) sind erneute deutliche Rückschläge bei Unternehmensbewertungen denkbar.

Belastungen gehen auch von der Entwicklung bei den Unternehmensinsolvenzen aus. Während sich in Österreich eine leichte Entspannung abzeichnet, deutet in Deutschland einiges auf einen neuen Negativrekord (Hochrechnung 2002: 38 000; Prognose 2003: 45 000). Allerdings werden sich die Fälle wohl stärker auf kleine und mittlere Unternehmen konzentrieren, nachdem im Jahr 2002 vielfach Großunternehmen in Konkurs gegangen waren.

INSOLVENZENTWICKLUNG
IN DEUTSCHLAND



Zahl der Unternehmensinsolvenzen in Tausend
45
35
25
15
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
2003*

*Hochrechnung/
Prognose

Quelle: Statistisches Bundesamt;
Prognose 2003: HVB Group,
Economic Research

Strukturwandel im Bankensektor

Die deutsche Bankenbranche wird weiterhin durch einen hohen Fragmentierungsgrad und deutliche Überkapazitäten gekennzeichnet. Angesichts der ungünstigen gesamtwirtschaftlichen Entwicklung hat sich die Ertragsproblematik der deutschen Institute zusätzlich verschärft. Infolge der dramatischen Entwicklung der Unternehmensinsolvenzen stiegen die Zuführungsquoten zur Risikovorsorge sprunghaft an. Hinsichtlich Profitabilität und Effizienz sind die deutschen Institute im europäischen Vergleich im Berichtsjahr weiter zurückgefallen; einige Banken haben das abgelaufene Geschäftsjahr mit Verlusten abgeschlossen. Die Notwendigkeit zu Konsolidierung und Marktbereinigung wird angesichts des Fragmentierungsgrades des deutschen Bankensektors (siehe hierzu Graphik Marktanteile) zunehmend offensichtlich, wobei wir kurzfristig keine wesentlichen Fortschritte erwarten. Die Abschaffung staatlicher Garantien für den öffentlichen Bankensektor in 2005/2006 ist langfristig ein erster Schritt zur Angleichung der Wettbewerbsverhältnisse in Europa.

Auf Grund unsicherer Ertragsperspektiven werden die deutschen Banken zur kurzfristigen Verbesserung der Profitabilität die vielfach bereits eingeleitete Kostenoptimierung forcieren. Zudem bedarf es einer Konzentration auf Kernkompetenzen mit im Wettbewerb klaren Leistungsprofilen. Angesichts anhaltend ungünstiger gesamtwirtschaftlicher Rahmenbedingungen gehen wir auch für 2003 von einem schwierigen Geschäftsjahr für Banken aus.

Die Transformation der HVB Group

Die HVB Group fokussiert sich mit ihrem Transformationsprogramm als Bank im Herzen Europas auf das Bankgeschäft mit europäischen Privat- und Firmenkunden. Hierzu nutzen wir alle Möglichkeiten zur Effizienzsteigerung und zu organischem Wachstum. Wir werden den Konzern mit einer auf den Geschäftsauftrag ausgerichteten Führungsstruktur redimensionieren und alle Konzernunternehmen zum Realisieren zusätzlicher Synergien stärker integrieren.

Darüber hinaus tragen wir dem Strukturwandel im Bankensektor mit der beabsichtigten Trennung vom gewerblichen Immobilienfinanzierungsgeschäft Rechnung. Die Anforderungen an die Geschäftsmodelle im kommerziellen Bankgeschäft auf der einen und in der gewerblichen Immobilienfinanzierung auf der anderen Seite haben sich so unterschiedlich entwickelt, dass eine Trennung sinnvoller für die weitere Entwicklung beider Geschäftsteile ist (siehe auch Kapitel »Die Transformation der HVB Group« im Jahresbericht).

Das unserem Transformationsprogramm inhärente strategische Risiko besteht in der Verfehlung der mit dieser Positionierung angestrebten operativen Ertragskraft.

Personalabbau

Eine spürbare Ergebnisverbesserung erfordert Ertragssteigerungen, aber auch eine deutliche Reduzierung der Kosten. Daher hatte die Bank im Jahr 2001 beschlossen, in den Jahren 2001 bis 2004 insgesamt 9100 Stellen zu streichen und die Mitarbeiterkapazitäten entsprechend zu reduzieren.

Im Jahr 2002 wurden im Rahmen dieser Planung 3569 Stellen kostenwirksam gestrichen. Seit 2001 wurden damit knapp 6800 Stellen reduziert, sodass noch ein Rest von rund 25% oder 2300 Stellen für die Jahre 2003 und 2004 verbliebe.

MARKTANTEILE
IM DEUTSCHEN BANKENSEKTOR

in %, gemessen an der Bilanzsumme



Öffentlich-rechtliche Banken 44,0
Genossenschafts-banken 11,7
Privatbanken 44,3

Quelle: Deutsche Bundesbank, Stand: Oktober 2002

Die nach wie vor schwierige Ergebnissituation macht eine weitere kräftige Reduzierung unseres Verwaltungsaufwands notwendig. Diese Einsparungen werden zu einem erheblichen Teil über die »Preiskomponente«, also den Aufwand pro Mitarbeiter, durch Kürzung des Bonusbudgets sowie Streichung oder Aussetzung von branchenüblichen Sonderzahlungen und nahezu aller Zusatzleistungen realisiert.

Trotz dieser Maßnahmen ist auch eine über die bisherige Planung hinausgehende Reduzierung der Personalkapazität erforderlich. Die Umsetzung der für die Jahre 2003 und 2004 geplanten Abbaumaßnahmen wird vorzeitig im Jahr 2003 abgeschlossen. Außerdem werden weitere rund 2000 Stellen im Jahr 2003 gestrichen.

Die Abbauvorhaben sind so geplant, dass die angestrebte Kostensenkung eintritt, ohne sich negativ auf Erträge oder auf die Wahrnehmung wesentlicher Funktionen auszuwirken, soweit nicht im Einzelfall die Aufgabe geschäftlicher Aktivitäten beschlossen wurde. Als Postmerger-Maßnahmen werden nach der Zusammenführung von BPH und PBK in Polen sowie Bank Austria und Creditanstalt in Österreich Verschlankungen der kundenfernen Organisationsstrukturen vorgenommen. Die weiteren Maßnahmen beinhalten die Effizienzsteigerung im deutschen Privatkundengeschäft (Stäbe und Produktion), den Rückbau des gewerblichen Immobilienfinanzierungsgeschäfts in der HVB AG nach Abspaltung der Real Estate sowie der Aktivitäten außerhalb Europas sowie die Straffung zentraler Funktionen und der Führungsstrukturen. In der HVB AG wird der Vertrieb weitgehend nicht betroffen sein mit der Folge, dass der Anteil der Mitarbeiter im Vertrieb gesteigert wird.

Die Einsparmaßnahmen des Jahres 2003 sind insbesondere in der HVB AG zwar anspruchsvoll, aber zu bewältigen. Mit den Mitarbeitervertretungen wurde zu Beginn des Jahres Einvernehmen über Notwendigkeit und Umfang erzielt. Zur Realisierung des Abbaus werden wir in Deutschland zunächst die Fluktuation nutzen und Mitarbeiter, deren Arbeitsplatz entfallen ist, möglichst anderweitig

einsetzen. Wo das nicht möglich ist, verfugen wir über eine breite Palette gut akzeptierter Maßnahmen, beispielsweise Vorruhestand und Altersteilzeit, Reduzierung des Beschäftigungsfaktors, Short Term Sabbaticals, Beschäftigung durch HVB TransFair oder HVB Profil, deren Mitarbeiter für Konzernunternehmen oder Dritte tätig sind sowie Aufhebungsverträge. Für diese Maßnahmen wurden im Jahresabschluss 2002 Restrukturierungsrückstellungen in Höhe von 125 Mio € gebildet.

In Österreich ist es auf Grund der rechtlichen und dienst-rechtlichen Situationen notwendig, mit den Mitarbeitern einvernehmliche Auflösungsvereinbarungen zu treffen. Wegen des derzeitigen wirtschaftlichen Umfelds (insbesondere steigende Arbeitslosigkeit) sowie der in der Öffentlichkeit diskutierten sozialversicherungsrechtlichen Änderung von Rahmenbedingungen (Pensionsantrittsalter) ist die Umsetzung von Risikofaktoren begleitet. Eine flexible Gestaltung von Vorruhestandsmodellen und bewährte Ansätze für Aufhebungsverträge schaffen gute Voraussetzungen für die zu erreichenden Ziele.

In Polen haben BPH und PBK bereits in den letzten beiden Jahren die Zahl der Beschäftigten um mehr als 3000 reduziert. Wir gehen davon aus, dass die personalpolitische Umsetzung der Fusion weiterhin planmäßig verläuft.

4. ZUSAMMENFASSENDE DARSTELLUNG

Im Berichtsjahr haben wir das Controlling und Geschäftsfeld übergreifende Management von Risiken unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst. Das Group Credit Risk Management ist für die Kreditrisikosteuerung der HVB Group verantwortlich, das Group Market Risk für die kurz- und langfristige Liquiditätssicherung, das Funding-Management sowie das Aktiv-Passiv-Management. Die Messung und Überwachung unserer Risiken inklusive Berichtswesen an den Vorstand erfolgt durch das Risikocontrolling.

Risiko-Renditeorientiertes Steuerungssystem

Die HVB Group verfügt über ein umfas sendes, konzernweites System der Risikoüberwachung und -steuerung, welches in das interne Risiko-Renditeorientierte Steuerungskonzept der Bank integriert ist.

Wir erfassen unsere Risiken nach klar definierten Risikoarten und messen diese mit vergleichbaren Methoden auf Basis eines Konfidenzniveaus von 99%. Dies ermöglicht uns eine über alle Risiken und Risikobereiche hinweg aggregierte Darstellung unseres Gesamtrisikos, welches regelmäßig der Risikotragfähigkeit der Bank gegenübergestellt wird. Darüber hinaus ist diese konsistente Erfassung Grundlage unserer konzernweiten Risikokapitalallokation zur Abdeckung unerwarteter Risiken.

Die von uns angewandten Methoden und Systeme zur Risikomessung und -steuerung erfüllen auf Grund ihrer hohen Qualität sämtliche derzeitigen gesetzlichen und aufsichtsrechtlichen Anforderungen.

Die künftigen aufsichtsrechtlichen Anforderungen stehen auch in unserer Bank im besonderen Fokus. Bei diesen handelt es sich zum einen um die Weiterführung der Konsultation des neuen Baseler Akkords (Basel II), welcher voraussichtlich ab dem Jahr 2007 in Kraft treten soll, zum anderen um die so genannten »Mindestanforderungen an das Kreditgeschäft der Kreditinstitute (MaK)«. Die MaK sind ein deutsches Regelwerk, welches insbesondere in Bezug auf die Organisation und Prozesse im Kreditgeschäft qualitative Mindeststandards setzt, welche bis Mitte 2004 (DV-technische Anpassungen bis Ende 2005) von den Banken umzusetzen sind.

Im Mittelpunkt von Basel II steht eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung, welche sich damit der rein ökonomischen, das heißt risikoadjustierten Kapitalunterlegung annähert. Um alle Basel II-Aktivitäten effizient steuern und termingerecht umsetzen zu können, haben wir bereits in 2001 ein umfassendes internes Projekt aufgesetzt. Im Bereich der Adressrisiken wollen wir den anspruchsvollsten Ansatz, den so genannten »IRB (Internal Rating Based) – Advanced Approach« umsetzen. Unsere bisherigen Berechnungen ergaben, dass wir bei Anwendung dieses Verfahrens von einem niedrigeren Eigenmittelbedarf profitieren können. Bezüglich der Eigenmittelunterlegung von Operational Risk werden wir zumindest den »Standardised Approach« umsetzen. Eine Entscheidung über den Einsatz des anspruchsvollsten »Advanced Measurement Approach« treffen wir erst dann, wenn die endgültigen Vorgaben von Basel vorliegen und eine fundierte Kosten-Nutzen-Analyse möglich ist.

Aktives Portfoliomanagement

Insgesamt war die Risikosituation der HVB Group in 2002 geprägt von einem sehr schwierigen gesamtwirtschaftlichen Umfeld. Auch 2003 wird sicherlich kein einfaches Jahr. Umso mehr kommt dem aktiven Management unserer Portfolios weiterhin eine zentrale Bedeutung zu.

Im Kreditbereich werden wir die Kapitalmärkte noch stärker für Maßnahmen der Verbriefung und Syndizierung nutzen, Risikokonzentrationen durch konsequentes Management von Klumpenrisiken weiter verringern und im Neugeschäft konsequent unsere ausgefeilten internen Instrumente für ein risikoadäquates Pricing nutzen.

Die Bereinigung unseres Beteiligungsportfolios werden wir weiter fortsetzen. Unser Ziel ist hier die weitestgehende Trennung von Beteiligungen ohne strategischen oder operativen Mehrwert und Freisetzung des darin gebundenen Kapitals.

GEWINN- UND VERLUSTRECHNUNG MIT GEWINNVERWENDUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2002

ERTRÄGE/AUFWENDUNGEN

	Notes	2002	2001	Veränderungen	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge	30	33 846	38 784	– 4938	–12,7
Zinsaufwendungen	30	27 197	31 453	– 4256	–13,5
Zinsüberschuss	30	6 649	7 331	–682	–9,3
Kreditrisikovorsorge	31	3 797	2 074	+ 1723	+83,1
Zinsüberschuss nach Kreditrisikovorsorge		2 852	5 257	– 2405	–45,7
Provisionserträge		3 334	3 592	–258	–7,2
Provisionsaufwendungen		650	715	–65	–9,1
Provisionsüberschuss	32	2 684	2 877	–193	–6,7
Handelsergebnis	33	787	592	+195	+32,9
Verwaltungsaufwand	34	7 076	7 716	–640	–8,3
Saldo sonstige betriebliche Erträge/Aufwendungen	35	115	485	–370	–76,3
Betriebsergebnis		**– 638**	**1 495**	**–2 133**	
Finanzanlageergebnis	38	649	530	+119	+22,5
Abschreibungen auf Geschäfts- oder Firmenwerte	39	395	321	+74	+23,1
Zuführung zu Restrukturierungsrückstellungen	40	286	19	+267	
Saldo ubrige Erträge/Aufwendungen	41	– 151	– 136	–15	–11,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern		**– 821**	**1 549**	**–2 370**	
Ertragsteuern	19,42	37	582	–545	–93,6
Jahresüberschuss/-fehlbetrag		**– 858**	**967**	**–1 825**	
Fremdanteile am Jahresuberschuss/-fehlbetrag		29	– 29	+58	
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		**– 829**	**938**	**–1 767**	
Veränderung der Gewinnrücklagen		– 829	481	– 1 310	
Konzerngewinn		**—**	**457**	**–457**	**–100,0**

Die HVB AG hat im Geschäftsjahr 2002 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

ERGEBNIS JE AKTIE

	Notes	2002	2001
Ergebnis je Aktie in € (bereinigt um Goodwill-abschreibungen)	**43**	**– 0,81**	**2,35**
Ergebnis je Aktie in €	**43**	**– 1,55**	**1,75**

BILANZ
ZUM 31. DEZEMBER 2002

AKTIVA

	Notes	2002	2001	Veränderungen	
		in Mio €	in Mio €	in Mio €	in %
Barreserve	45	5 373	8 036	–2 663	– 33,1
Handelsaktiva	7,46	85 252	69 210	+ 16 042	+ 23,2
Forderungen an Kreditinstitute	8,47	73 867	89 499	– 15 632	– 17,5
Forderungen an Kunden	8,48	409 938	431 060	– 21 122	– 4,9
Wertberichtigungen auf Forderungen	9,49	– 13 716	– 12 471	–1 245	– 10,0
Finanzanlagen	10,51	101 998	114 493	– 12 495	– 10,9
Sachanlagen	11,52	3 473	4 324	–851	– 19,7
Immaterielle Vermögenswerte	13,53	3 816	4 046	–230	– 5,7
Sonstige Aktiva	54	21 156	20 354	+802	+ 3,9
Summe der Aktiva		**691 157**	**728 551**	**–37 394**	**– 5,1**

PASSIVA

	Notes	2002	2001	Veränderungen	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	14,58	143 361	134 624	+ 8 737	+ 6,5
Verbindlichkeiten gegenüber Kunden	14,59	154 922	171 662	– 16 740	– 9,8
Verbriefte Verbindlichkeiten	14,60	271 561	310 709	– 39 148	– 12,6
Handelspassiva	15,61	51 479	29 150	+ 22 329	+ 76,6
Rückstellungen	16,62	10 931	9 871	+ 1 060	+ 10,7
Sonstige Passiva	17,63	21 549	20 888	+ 661	+ 3,2
Nachrangkapital	64	22 311	23 487	– 1 176	– 5,0
Anteile in Fremdbesitz	65	813	3 050	– 2 237	– 73,3
Eigenkapital	66	14 230	25 110	– 10 880	– 43,3
Gezeichnetes Kapital		1 609	1 609	—	—
Kapitalrücklage		13 112	13 133	– 21	– 0,2
Gewinnrücklagen		2 882	4 326	– 1 444	– 33,4
Bewertungsänderungen von Finanzinstrumenten		– 3 373	5 585	– 8 958	
AfS-Rücklage		– 1 319	6 135	– 7 454	
Hedge-Rücklage		– 2 054	– 550	– 1 504	
Konzerngewinn		—	457	– 457	–100,0
Summe der Passiva		**691 157**	**728 551**	**– 37 394**	**– 5,1**

ENTWICKLUNG DES EIGENKAPITALS 2002

	Gezeichnetes Kapital	Kapitalrücklage	Gewinnrücklagen	Bewertungsänderungen von Finanzinstrumenten AfS-Rücklage	Bewertungsänderungen von Finanzinstrumenten Hedge-Rücklage[1]	Konzerngewinn	Eigenkapital
				in Mio €			
Bestand zum 1. 1. 2001	**1 607**	**13 228**	**3 969**	**10 222**	**– 130**	**456**	**29 352**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	– 4 133	– 424	—	– 4 557
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	+ 46	+ 4	—	+ 50
Ausschüttung der HVB AG	—	—	—	—	—	– 456	– 456
Veränderung aus Jahresüberschuss/-fehlbetrag	—	—	+ 481	—	—	+ 457	+ 938
Kapitalerhöhungen für Belegschaftsaktien	+ 2	—	—	—	—	—	+ 2
Einstellung aus Agio durch Kapitalerhöhungen für Belegschaftsaktien	—	+ 46	—	—	—	—	+ 46
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	– 141	—	—	—	—	– 141
Veränderungen im Konsolidierungskreis	—	—	– 9	—	—	—	– 9
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	– 115	—	—	—	– 115
Bestand zum 31. 12. 2001	**1 609**	**13 133**	**4 326**	**6 135**	**– 550**	**457**	**25 110**
Bestand zum 1. 1. 2002	**1 609**	**13 133**	**4 326**	**6 135**	**– 550**	**457**	**25 110**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	– 7 035	– 1 341	—	– 8 376
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	– 157	– 164	—	– 321
Ausschüttung der HVB AG	—	—	—	—	—	– 457	– 457
Veränderung aus Jahresüberschuss/-fehlbetrag	—	—	– 829	—	—	—	– 829
Kapitalerhöhungen für Belegschaftsaktien	—	—	—	—	—	—	—
Einstellung aus Agio durch Kapitalerhöhungen für Belegschaftsaktien	—	—	—	—	—	—	—
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	– 21	—	—	—	—	– 21
Veränderungen im Konsolidierungskreis	—	—	– 168	– 262	+ 1	—	– 429
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	– 447	—	—	—	– 447
Bestand zum 31. 12. 2002	**1 609**	**13 112**	**2 882**	**– 1 319**	**– 2 054**	**—**	**14 230**

[1] Vergleiche hierzu unsere Ausführungen im Financial Review.

Die Veränderungen der Anteile in Fremdbesitz sind in den Notes dargestellt.

KAPITALFLUSSRECHNUNG[1]

	2002 in Mio €	2001 in Mi o €
Jahresüberschuss/-fehlbetrag	**– 858**	**967**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und Zuführungen zu Rückstellungen im Kreditgeschäft	3 898	2 231
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	1 799	1 859
Veränderung anderer zahlungsunwirksamer Posten	– 7 358	– 685
Gewinne aus der Veräußerung von Anlagevermögen	– 1 704	– 750
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen abzüglich gezahlte Zinsen und erhaltene Dividenden)	– 6 885	– 7 147
Zwischensumme	**–11 108**	**– 3 525**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit nach Korrektur um zahlungsunwirksame Vorgänge Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (–) Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	5 012	4 769
Forderungen an Kreditinstitute	14 240	– 1 278
Forderungen an Kunden	16 095	– 8 817
Andere Aktiva aus operativer Geschäftstätigkeit	808	2 078
Verbindlichkeiten gegenüber Kreditinstituten	11 786	– 5 064
Verbindlichkeiten gegenüber Kunden	– 14 027	15 417
Verbriefte Verbindlichkeiten	– 39 618	– 6 213
Andere Passiva aus operativer Geschäftstätigkeit	9 756	2 098
Gezahlte Ertragsteuern	– 503	– 239
Erhaltene Zinsen	34 663	39 935
Gezahlte Zinsen	– 29 348	– 34 094
Erhaltene Dividenden	305	573
Cashflow aus operativer Geschäftstätigkeit	**– 1 939**	**5 640**
Einzahlungen aus der Veräußerung von Finanzanlagen	17 542	14 449
Einzahlungen aus der Veräußerung von Sachanlagen	325	267
Auszahlungen für den Erwerb von Finanzanlagen	– 11 089	– 13 977
Auszahlungen für den Erwerb von Sachanlagen	– 913	– 1 407
Effekte aus der Veränderung des Konsolidierungskreises	1 023	– 2 013
Cashflow aus Investitionstätigkeit	**6 888**	**– 2 681**
Einzahlungen aus Kapitalerhöhungen	—	– 93
Dividendenzahlungen	– 457	– 456
Mittelveränderungen aus Nachrangkapital	– 990	1 428
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	– 6 061	– 2 383
Cashflow aus Finanzierungstätigkeit	**– 7 508**	**– 1 504**
Zahlungsmittelbestand zum Ende der Vorperiode	8 036	6 509
+/– Cashflow aus operativer Geschäftstätigkeit	– 1 939	5 640
+/– Cashflow aus Investitionstätigkeit	6 888	– 2 681
+/– Cashflow aus Finanzierungstätigkeit	– 7 508	– 1 504
+/– Effekte aus Wechselkursänderungen	– 104	72
Zahlungsmittelbestand zum Ende der Periode	**5 373**	**8 036**

[1]Vergl. detaillierte Erläuterungen in den Notes.

NOTES – INHALT

ERLÄUTERUNGEN (NOTES) ZUM KONZERNABSCHLUSS

BEFREIENDER KONZERNABSCHLUSS NACH IFRS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Board (IASB).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragslage zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss 2002 haben wir nach den International Financial Reporting Standards (IFRS) als befreienden Konzernabschluss gemäß § 292 a HGB erstellt. Die IFRS umfassen die bisherigen International Accounting Standards (IAS) und Interpretationen des Standing Interpretations Committee (SIC) sowie die Standards und Interpretationen, die vom IASB künftig herausgegeben werden. Materiell hat sich durch die IFRS keine Änderung im Vergleich zu dem bisherigen »IAS-Konzern-abschluss« ergeben. Der Abschluss steht im Einklang mit den von uns anzuwendenden EU-Richtlinien und ist in seiner Aussagekraft einem HGB-Abschluss gleichwertig.

Bis auf wenige Ausnahmen besteht eine grundsätzliche Konformität zwischen den IFRS und den EU-Rechnungslegungsvorschriften. Diese Ausnahmen waren für den Konzern der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) ohne wesentliche Bedeutung, sodass der Konzernabschluss im Einklang mit den Bilanzierungs- und Bewertungsgrundsätzen der EU-Richtlinien steht.

Im Gegensatz zu den EU-Richtlinien schreiben die IFRS bezüglich der Bilanz- und GuV-Gliederung nur bestimmte Mindestangaben vor. Um den geforderten Einklang mit den EU-Richtlinen zu erreichen, haben wir die nach der Bankbilanzrichtlinie auszuweisenden Bilanz- und GuV-Posten in die Erläuterungen des Konzernabschlusses aufgenommen. Entsprechend sind wir bei den nach EU-Recht geforderten Anhangangaben verfahren.

Die nach § 161 AktG vorgeschriebene Erklärung zum Corporate Governance Kodex haben wir für die HVB AG am 4. 12. 2002 im Internet veröffentlicht. Unsere börsennotierten Töchter DAB Bank AG, HVB Real Estate Bank AG, Vereins- und Westbank AG sowie Württembergische Hypothekenbank AG haben die entsprechenden Erklärungen jeweils auf ihre Internetseiten eingestellt.

Der Konzernlagebericht erfüllt neben den Anforderungen des § 315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 gestellt werden. Er enthält auch den Risikobericht nach § 315 Abs. 1 HGB.

Zusätzlich zu den im Vorjahr angewandten IAS waren im Geschäftsjahr 2002 erstmals die Interpretationen des Standing Interpretations Committee

- SIC 30 Berichtswährung – Umrechnung von der Bewertungs- in die Darstellungswährung,
- SIC 32 Immaterielle Vermögenswerte – Web-Site-Kosten,
- SIC 33 Vollkonsolidierungs- und Equity-Methode – potenzielle Stimmrechte und Ermittlung von Beteiligungsquoten verbindlich umzusetzen.

Die Befreiung gemäß § 292 a HGB setzt voraus, dass die wesentlichen Abweichungen der IFRS-Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden gegenüber den deutschen Rechnungslegungsvorschriften dargestellt werden.

Diese Abweichungen betreffen:

Verbot der erfolgswirksamen Reservenbildung

Im Gegensatz zu den §§ 340 f und 340 g HGB lässt IAS 30.44 eine ergebnisverringernde Reservenbildung für allgemeine Bankrisiken nicht zu.

Bewertung der Finanzinstrumente zu beizulegenden Zeitwerten

Während gemäß § 340 c Abs. 1 in Verbindung mit § 252 Abs. 1 Nr. 4 HGB keine unrealisierten Erträge ausgewiesen werden dürfen, schreibt IAS 39.69 grundsätzlich die Bewertung von Finanzinstrumenten zum beizulegenden Zeitwert am Bilanzstichtag vor. Dies hat im Gegensatz zur deutschen Rechnungslegung die Konsequenz, dass die in diesen Finanzinstrumenten enthaltenen Reserven je nach Klassifizierung erfolgswirksam vereinnahmt oder erfolgsneutral ausgewiesen werden.

Fair-Value-Hedge

Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes abgesichert, die aus einem bestimmten Risiko resultieren und erfolgswirksam sein werden.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung wird nur das gesicherte Grundgeschäft bilanziert. Die sich kompensierenden Bewertungsergebnisse aus Grundgeschäft und Sicherungsderivat werden imparitätisch erfolgswirksam erfasst, das heißt unrealisierte Gewinnüberhänge bleiben außer Ansatz. Beim Fair-Value-Hedge-Accounting nach IAS 39 werden im Gegensatz hierzu Bewertungsergebnisse aus dem Sicherungsinstrument, das zum beizulegenden Zeitwert anzusetzen ist, erfolgswirksam gebucht. Das Grundgeschäft wird erfolgswirksam um die Änderungen des beizulegenden Zeitwerts fortgeschrieben.

Cashflow-Hedge

Beim Cashflow-Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung bleiben sowohl die gesicherten Grundgeschäfte als auch die zur Sicherung des Zinsänderungsrisikos eingesetzten Derivate bezüglich des gesicherten Risikos unbewertet. Besondere Vorschriften für die bilanzielle Abbildung der Sicherung von vorgesehenen Transaktionen enthält das HGB nicht. Beim Cashflow-Hedge-Accounting nach IAS 39 wird das Sicherungsinstrument demgegenüber zum beizulegenden Zeitwert angesetzt. Die Änderungen des beizulegenden Zeitwertes sind in einen auf die Sicherung entfallenden, effizienten Teil und einen nicht auf die Sicherung entfallenden, ineffizienten Teil zu trennen (vergleiche hierzu auch unsere Erläuterungen in Note 6). Die effizienten Teile sind erfolgsneutral im Eigenkapital zu zeigen. Die ineffizienten Teile werden bei einem Sicherungsderivat im Erfolg berücksichtigt und bei den übrigen Finanzinstrumenten in Abhängigkeit von der Klassifizierung des Sicherungsgeschäfts entweder im Eigenkapital oder im Erfolg gegengebucht. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder – im Falle von AfS-Vermögenswerten (AfS = Available for Sale) – zum beizulegenden Zeitwert bilanziert.

Aktivierung von selbsterstellten immateriellen Vermögenswerten

Gemäß IAS 38 sind sowohl entgeltlich erworbene als auch selbsterstellte immaterielle Vermögenswerte unter bestimmten Voraussetzungen anzusetzen. Dagegen ist nach § 246 Abs. 1 in Verbindung mit § 248 Abs. 2 HGB der Ansatz von selbsterstellten immateriellen Vermögenswerten des Anlagevermögens nicht zulässig.

Verrechnungsverbot von aktiven Unterschiedsbeträgen aus der Kapitalkonsolidierung mit den Gewinnrücklagen

Eine Verrechnung des Unterschiedsbetrags zwischen dem höheren Buchwert und dem niedrigeren anteiligen Eigenkapital des einbezogenen Unternehmens (Geschäfts- oder Firmenwert) mit den Gewinnrücklagen gemäß § 309 Abs. 1 S. 3 HGB ist nach IAS 22.41 ff. nicht möglich. Die Geschäfts- oder Firmenwerte werden als immaterielle Vermögenswerte aktiviert und grundsätzlich über ihre voraussichtliche Nutzungsdauer planmäßig abgeschrieben.

Verbot von Abschreibungen, die nicht dem tatsächlichen Werteverzehr entsprechen

Die Abschreibungen nach deutschem Handelsrecht sind auf Grund des Maßgeblichkeitsprinzips gemäß § 5 Abs. 1 ESTG zum Teil durch steuerliche Vorschriften geprägt, die den tatsächlichen wirtschaftlichen Werteverzehr nicht abbilden. Nach steuerrechtlichen Vorschriften zulässige Sonderabschreibungen und Wertansätze sind im IFRS-Abschluss nicht enthalten, da Abschreibungsbeträge nach IFRS unabhängig von steuerlichen Überlegungen zu bemessen sind.

Rückstellungen

Grundsätzlich sind laut IFRS nur Rückstellungen für Außenverpflichtungen zulässig. Ausnahmen bilden Rückstellungen im Zusammenhang mit Unternehmenserwerben nach IAS 22.31 und Restrukturierungsrückstellungen nach IAS 37.72, die unter bestimmten Voraussetzungen zu passivieren sind. Nach § 249 HGB existieren dagegen weitergehende Gebote und Wahlrechte zum Ansatz von Aufwandsrückstellungen.

Abgegrenzte Verbindlichkeiten

Anders als im HGB wird in IAS 37 zwischen Rückstellungen und abgegrenzten Verbindlichkeiten unterschieden. Bei abgegrenzten Verbindlichkeiten ist die Unsicherheit hinsichtlich Zeitpunkt oder Höhe der künftig erforderlichen Ausgaben im Allgemeinen deutlich geringer als bei Rückstellungen.

Berücksichtigung von zukünftigen Entwicklungen bei der Berechnung von Pensionsverpflichtungen

Im Gegensatz zur eher statischen Berechnungsmethode nach deutschem Recht (steuerliches Teilwertverfahren gemäß § 6 a ESTG) sind die Determinanten der Pensionsverpflichtungen nach IAS 19 permanent den ökonomischen und demografischen Entwicklungen anzupassen. Dies führt zum Beispiel zur Berücksichtigung zukünftiger Gehaltssteigerungen und Karrieretrends sowie eines aktuellen Kapitalmarktzinssatzes für die Diskontierung der Verpflichtungen.

Berücksichtigung latenter Steueransprüche und Steuerverpflichtungen

Gemäß § 274 bzw. § 306 HGB werden lediglich für Unterschiede zwischen dem handelsrechtlichen Ergebnis und dem steuerlichen Gewinn, die sich in den folgenden Geschäftsjahren voraussichtlich ausgleichen, latente Steuern gebildet (Timing-Konzept).

IAS 12 schreibt dagegen vor, grundsätzlich für alle Differenzen zwischen den Wertansätzen in der IFRS-Bilanz und den Steuerwerten (temporäre Differenzen) – unabhängig von ihrer Entstehung und ihrem Ausgleichlatente Steuern anzusetzen (Temporary-Konzept). Die Pflicht zum Ansatz von latenten Steueransprüchen gilt nach IAS 12 auch für die Aktivierung von hinreichend wahrscheinlichen Vorteilen aus steuerlichen Verlustvorträgen.

1

KONZERNEINHEITLICHE BILANZIERUNG

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HVB AG ein. Wertansätze in den Abschlüssen assoziierter Unternehmen werden beibehalten.

2

STETIGKEIT

Die Ansatz-, Bewertungs- und Ausweismethoden wenden wir dem Rahmenkonzept der IFRS sowie den IAS1, IAS 8 und SIC 18 folgend stetig an. Sofern es geboten ist, die Ansatz- und Bewertungsmethoden zu ändern, erfassen wir die daraus resultierenden Auswirkungen grundsätzlich in der Erfolgsrechnung. Sollten Ansatz- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Im Jahr 2002 wurden die Ansatz-und Bewertungsmethoden im Vergleich zum Vorjahr nicht geändert.

Die erstmalige Anwendung der Interpretationen SIC 30, SIC 32 und SIC 33 blieb ohne wesentliche Effekte.

3

ÄNDERUNGEN DER ANSATZ-, BEWERTUNGS- UND AUSWEISMETHODEN

Zur Erzielung eines übersichtlicheren und klareren Ausweises haben wir lediglich den Ausweis in einigen Positionen umgestellt:

- In der Bilanz haben wir den Begriff Risikovorsorge in Wertberichtigungen auf Forderungen umbenannt. Rückstellungen im Kreditgeschäft zeigen wir nicht mehr als Abzugsposten auf der Aktivseite, sondern auf der Passivseite.
- Erworbene und selbsterstellte Software haben wir von den Sachanlagen in die Immateriellen Vermögenswerte umgegliedert.
- Begebene Namenspapiere weisen wir unter den Verbrieften Verbindlichkeiten statt unter den Verbindlichkeiten gegenüber Kreditinstituten und Verbindlichkeiten gegenüber Kunden aus.
- In der Gewinn- und Verlustrechnung ist die Zuführung zu Restrukturierungsrückstellungen erstmals als separate Position aufgenommen.

Aus Gründen der Vergleichbarkeit haben wir die Vorjahreszahlen entsprechend angepasst.

Durch die geplante Abspaltung eines wesentlichen Teils unserer Real Estate Aktivitäten in einen eigenständigen Konzern, wird für uns erstmals IAS 35, Einstellung von Bereichen, relevant. Die einschlägigen Darstellungen haben wir in Note 20 Einstellung von Bereichen sowie der Segmentberichterstattung zusammengefasst.

4

KONSOLIDIERUNGSKREIS

Unser Konsolidierungskreis schließt 444 (2001: 570) Unternehmen ein. Darin enthalten sind auch Zweckgesellschaften (Special Purpose Entities), die gemäß SIC 12 konsolidierungspflichtig sind.

Den Kreis der vollkonsolidierten Unternehmen haben wir nach Materiality-Kriterien festgelegt. Alle vollkonsolidierten Gesellschaften haben ihren Jahresabschluss zum 31. Dezember 2002 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. 32 (2001: 38) Unternehmen werden nach der Equity-Methode bewertet.

Aus dem Konsolidierungskreis ausgeschieden sind unter anderem folgende Unternehmen:

- Bayerische Immobilien-Leasing GmbH, München, und Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, München, mit 152 weiteren zu deren Teilkonzern gehörenden Unternehmen. Durch die Veräußerung entstand ein Gewinn von 1 Mio €. Der Teilkonzern hatte im Vorjahr ein Ergebnis in Höhe von 2 Mio € erwirtschaftet.
- Westfalenbank AG, Bochum, durch Verkauf. Dadurch entstand ein Verlust in Höhe von 7 Mio € inkl. aller Aufwendungen für Risikoübernahmen und Ähnliches auf Grund des Kaufvertrags. Im Vorjahr hatte die Gesellschaft einen Jahresfehlbetrag in Höhe von 22 Mio € ausgewiesen.
- SelfTrade SA, Paris, mit 5 Tochtergesellschaften. Die SelfTrade wurde im Dezember 2002 verkauft und zum 31. Dezember 2002 endkonsolidiert. Die Gesellschaft erwirtschaftete im Berichtsjahr ein Ergebnis von – 59 Mio € (Vorjahr – 41 Mio €). Der auf die SelfTrade entfallende Goodwill wurde im Berichtsjahr vollständig abgeschrieben. Die Effekte aus der Endkonsolidierung in Höhe von 36 Mio € weisen wir in den sonstigen betrieblichen Erträgen aus.
- DAB Bank (Schweiz) AG, Bäch, mit einem Verkaufsverlust von 3 Mio €.
- Ringturm Kapitalanlagegesellschaft m.b.H, Wien, durch Verkauf. Dabei entstand ein Gewinn von 2 Mio €. Daneben wurden wegen Unterschreitung der Materiality-Grenzen die Gesellschaften
- Bank Austria Creditanstalt Handelsbank AG, Wien,
- GUS Consulting GmbH, Wien, (vormals CA IB Investmentbank Aktiengesellschaft, Wien),
- CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Wien,
- CA IB Securities Investment Fund Management Rt., Budapest,
- CA IB Fund Management S. A., Warschau,
- CA IB Investment Fund Company, Warschau,
- CA IB Investment Management S. A., Warschau,
- CA IB Securities a. s., Prag,
- CA IB Securities Rt., Budapest,
- CA IB Securities S. A., Warschau,
- CA IB International Markets Limited, London, endkonsolidiert.

Bei folgenden im Konsolidierungskreis enthaltenen Unternehmen kam es im Geschäftsjahr 2002 zu Unternehmenszusammenschlüssen:

- Die HVB Private Clients GmbH wurde auf die HVB Asset Management GmbH verschmolzen, die anschließend in HVB Wealth Management Holding GmbH, München, umbenannt wurde.
- Fusion der Activest Institutional Investment Gesellschaft mbH auf die Activest Investmentgesellschaft mbH, Unterföhring.
- Verschmelzung der EFIT-Equity and Fixed Income Trading GmbH, München, auf die HVB AG.
- Fusion der Creditanstalt Aktiengesellschaft auf die Bank Austria Creditanstalt AG.
- Verschmelzung der Leo Vermögensverwaltungs AG auf die Cayenne Vermögensverwaltung GmbH, die anschließend umfirmiert wurde in HVB Alternative Financial Products AG.

Durch die Verschmelzungen entstanden keine Auswirkungen auf die wirtschaftliche Lage des Konzerns.

Im Abschluss 2002 haben wir unter anderem folgende Unternehmen erstmals vollkonsolidiert:

- DIA Vermögensverwaltungs-GmbH, München,
- Portia Grundstücksverwaltungsgesellschaft mbH & Co. Objekt KG, Unterföhring,

- Bode Grabner Beye AG & Co. KG, Grunwald,
- direktanlage.at AG, Salzburg,
- Splitska Banka d.d., Split,
- Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg,
- HI-Vermögensverwaltungs-Gesellschaft mbH, München.

Bei der Bode Grabner Beye AG & Co. KG haben wir zum 30. September 2002 die restlichen Kommanditanteile (51%) erworben und unseren Anteil von 49% auf 100% erhöht. Die bisher at-Equity bewertete Gesellschaft wurde somit in den Kreis der vollkonsolidierten Unternehmen aufgenommen. Bei dem Erwerb entstand ein Goodwill in Höhe von 72 Mio €, der über 15 Jahre abgeschrieben wird.

Im 2. Quartal 2002 hat die Bank Austria Creditanstalt einen Anteil von 90,1% an der Splitska Banka d.d. erworben. Die Anschaffungskosten betrugen 139 Mio € und beinhalten einen Goodwill von 38 Mio €. Die Splitska Banka wird Mitte 2003 mit der HVB Croatia d.d., Zagreb, fusionieren.

Im Rahmen der Vorbereitung der geplanten Zusammenführung unserer Hypothekenbankbeteiligungen in einem eigenständigen Immobilienfinanzierungs-Konzern wurden die von der HVB AG gehaltenen Anteile an der Westfälische Hypothekenbank AG, Württembergische Hypothekenbank AG und PBI BeteiligungsGmbH am Jahresende an die DIA Vermögensverwaltungs GmbH verkauft. Dadurch sind keine Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns entstanden.

Die SalvatorplatzGrundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Schäfflerhof-Objekt-GmbH & Co. KG, Tivoli Grundstücks-Aktiengesellschaft und Hypo-Bank Verwaltungszentrum GmbH & Co. KG wurden am Jahresende gegen Gewährung von Gesellschaftsrechten in die Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG eingebracht. Dadurch sind keine Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns entstanden.

Unsere größten Teilkonzerne gehen jeweils mit folgender Zahl an vollkonsolidierten Gesellschaften in den Konzernabschluss ein:

- Bank Austria Creditanstalt AG, Wien: 325 (2001: 325),
- HVB Real Estate Bank Aktiengesellschaft, München: 16 (2001: 17).

Von den insgesamt 102 (2001: 136) assoziierten Unternehmen und Gemeinschaftsunternehmen haben wir 32 (2001: 38) Gesellschaften nach der Equity-Methode bilanziert. Die verbleibenden assoziierten Unternehmen und Gemeinschaftsunternehmen sind für die Vermögens-, Finanz- und Ertragslage unseres Konzerns von untergeordneter Bedeutung und werden unter Beteiligungen ausgewiesen.

Aus dem Kreis der at-Equity bewerteten Unternehmen sind unter anderem die folgenden Unternehmen ausgeschieden:

- Bode Grabner Beye AG & Co. KG, Grünwald,
- HI-Vermögensverwaltungs-Gesellschaft mbH, München,
- B.I.I. Creditanstalt International Bank Ltd., George Town (Grand Cayman),
- Banco Interfinanzas S. A., Buenos Aires,
- Banco Popular Hipotecario S. A., Madrid.

Die Banco Popular Hipotecario S. A. wurde im Berichtsjahr veräußert. Dabei entstand ein Gewinn von 5 Mio €.

Unser Anteil an der Brau und Brunnen AG, Berlin und Dortmund, beläuft sich unverändert auf 55,6%. Wir weisen diesen Bestand unter den AfS-Finanzanlagen aus, da wir 22,0% der Anteile mit der Absicht zur Weiterveräußerung erworben haben und die Verkaufsabsicht zum Bilanzstichtag unverändert bestand.

Die Immobilienprojektgesellschaften sind wie in den Vorjahren nicht im Konsolidierungskreis enthalten. Die Geschäftstätigkeit dieser Gesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwerten. Ihre Ergebnisse sind im Abschluss der HVB AG enthalten.

Insgesamt haben wir 821 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern oder des Verbots der Konsolidierung weder vollkonsolidiert noch at-Equity bewertet.

Die bilanziellen Auswirkungen der vertraglichen Beziehungen der Konzerngesellschaften zu diesen nicht einbezogenen Unternehmen sind im Konzernabschluss enthalten. Die zusammengefassten Jahresergebnisse der wegen untergeordneter Bedeutung nicht konsolidierten verbundenen Unternehmen betragen ca. 2,5% des Jahresergebnisses, ihr Anteil an der Konzernbilanzsumme liegt bei ca. 1,3%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzanlagen bilanziert.

	2002	2001
Verbundene Unternehmen insgesamt	**1 195**	**1 309**
Konsolidierte Unternehmen	444	570
Nicht konsolidierte Unternehmen	751	739
Gemeinschaftsunternehmen	**15**	**25**
darunter:		
at-Equity bewertete Unternehmen	—	1
Assoziierte Unternehmen	**87**	**111**
darunter:		
at-Equity bewertete Unternehmen	32	37

In unserer Anteilsbesitzliste sind die verbundenen, Gemeinschafts- und assoziierten Unternehmen danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht. Ferner enthält sie den sonstigen Anteilsbesitz. Sie ist als Bestandteil dieses Abschlusses beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse abgerufen werden: www.hvbgroup.com/anteilsbesitzliste

5

KONSOLIDIERUNGSGRUNDSÄTZE

Bei der Kapitalkonsolidierung verrechnen wir die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am vollständig neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital ist der Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens, bewertet mit ihren anteiligen beizulegenden Zeitwerten. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem neuberechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus und schreiben ihn über die angenommene Nutzungsdauer ab. Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an. Der Konzerngewinn entspricht dem Bilanzgewinn der HVB AG.

Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

6

FINANZINSTRUMENTE

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente in der Bilanz zu erfassen, in vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten:

- Handelsinstrumente werden erfolgswirksam zum beizulegenden Zeitwert bewertet und in den Positionen Handelsaktiva und Handelspassiva ausgewiesen.
- Vom Unternehmen ausgereichte Kredite und Forderungen umfassen finanzielle Vermögenswerte, die durch direkte Bereitstellung von Bargeld, Waren oder Dienstleistungen an den Schuldner entstehen und die nicht Handelszwecken dienen. Vom Unternehmen ausgereichte Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Positionen Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert.

- Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held-to-Maturity = HtM) sind finanzielle Vemögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit. Es muss die Absicht und die Fähigkeit bestehen, diese Finanzinstrumente bis zur Endfälligkeit zu halten. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet und sind in der Position Finanzanlagen enthalten.

- Alle übrigen finanziellen Vermögenswerte fallen unter die zur Veräußerung verfügbaren Wertpapiere und Forderungen (Available for Sale = AfS). Diese werden zum beizulegenden Zeitwert bewertet. Die Wertänderungen, die sich aus der Bewertung ergeben, werden solange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage) bis der Vermögenswert veräubert wird oder eine Wertminderung im Sinne des IAS 39.109 zu verzeichnen ist. Die Wertminderung wird erfolgswirksam rückgängig gemacht, wenn der beizulegende Zeitwert des AfS-Finanzinstruments objektiv ansteigt. AfS-Bestände gliedern wir nicht in Kategorien um, die zu fortgeführten Anschaffungskosten bewertet werden. AfSFinanzinstrumente sind überwiegend Bestandteil der Position Finanzanlagen und in geringem Umfang Bestandteil der Position Forderungen gegenüber Kreditinstitute und Forderungen gegenüber Kunden.

Kauf und Verkauf von Finanzinstrumenten werden grundsätzlich zum Handelstag bilanziert. Agien und Disagien werden direkt mit den Finanzinstrumenten verrechnet. Für die Finanzinstrumente können wir den beizulegenden Zeitwert grundsätzlich verlässlich ermitteln. Nicht börsennotierte Finanzanlagen, für die wir keine beizulegenden Zeitwerte ermitteln können, bewerten wir mit fortgefuhrten Anschaffungskosten.

Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cashflow-Hedge – ab.

Das Fair-Value-Hedge-Accounting wenden wir für Derivate an, die zur Absicherung des beizulegenden Zeitwertes bilanzierter Vermögenswerte und Verbindlichkeiten eingesetzt werden. Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument zum beizulegenden Zeitwert bewertet. Wertänderungen sind erfolgswirksam zu behandeln. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Das Cashflow-Hedge-Accounting wenden für Derivate zur Absicherung künftiger Zahlungsströme an. Nach dem Cashflow-Hedge-Accounting bilanzieren wir Derivate, die im Rahmen des Asset Liability Managements der Absicherung des Zinsänderungsrisikos dienen. Beim Cashflow-Hedge-Accounting werden aus Sicht des IAS 39 die zukünftigen variablen Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten vorwiegend mittels Zinsswap in feste Zahlungen getauscht. Sicherungsinstrumente werden beim Cashflow-Hedge-Accounting zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effizienten und einen ineffizienten Teil zu trennen. Eine Sicherungsbeziehung gilt als effizient, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflows der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflows der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effizienz stellen wir die zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten zu jedem Quartalsende BZW. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenüber. Der wirksam gesicherte, effiziente Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Der ineffiziente Teil ist je nach Klassifizierung des gesicherten Finanzinstruments entweder erfolgswirksam oder erfolgsneutral zu erfassen.

Bei der Berechnung von Rentabilitätskennzahlen bleiben die IAS 39-spezifischen Eigenkapitalpositionen AfS-Rücklage und Hedge-Rücklage unberücksichtigt.

7

HANDELSAKTIVA

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Wertpapiere sind, enthalten.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit den beizulegenden Zeitwerten bewertet. Bei nicht börsengehandelten derivativen Finanzgeschäften liegen der Ermittlung des Bilanzwertes interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

8

FORDERUNGEN

Unsere Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um AfS-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt. Forderungen werden zinslos gestellt, wenn – ungeachtet der rechtlichen Position – nicht mehr mit einem Zufluss der Zinsforderungen gerechnet werden kann.

9

WERTBERICHTIGUNGEN AUF FORDERUNGEN UND RÜCKSTELLUNGEN IM KREDITGESCHÄFT (RISIKOVORSORGE)

Die Bemessung der Risikovorsorge wird insbesondere durch Erwartungen hinsichtlich zukünftiger Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt.

Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet und aufgelöst, soweit das Kreditrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und abgebucht wurde.

Für Ausleihungen in Länder mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über einem Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die entsprechenden Wertberichtigungssätze werden der jeweiligen aktuellen Risikosituation angepasst.

Unsere Risikovorsorge für Engagements in Fremdwährung haben wir jeweils währungskongruent gebildet, sodass sie von Wechselkursschwankungen nicht tangiert ist.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung, die wir auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfeldes und aktueller Ereignisse bemessen. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, behandeln wir als Verbrauch der Pauschalwertberichtigungen.

10

FINANZANLAGEN

Finanzanlagen umfassen HtM-Finanzinstrumente und AfS-Finanzinstrumente, als Finanzinvestition gehaltene Grundstücke und Gebäude sowie at-Equity bewertete Unternehmen.

HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge sind dabei anteilig berücksichtigt. Abschreibungen werden bei bonitätsbedingter Wertminderung vorgenommen. Fallen die Gründe hierfür weg, schreiben wir bis maximal zur Höhe der fortgeführten Anschaffungskosten erfolgswirksam zu.

Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, werden gemäß IAS 40 zu fortgeführten Anschaffungskosten bewertet. Als Finanzinvestition gehaltene Gebäude werden planmäßig linear über die wirtschaftliche Nutzungsdauer von 25–50 Jahren abgeschrieben. Die Mieterträge aus diesen Finanzinvestitionen weisen wir wie die Refinanzierungsaufwendungen im Zinsüberschuss aus. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden sind im Finanzanlageergebnis enthalten.

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden zum beizulegenden Zeitwert angesetzt.

11

SACHANLAGEN

Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

Sachanlagen	Wirtschaftliche Nutzungsdauer
Gebäude	25 –50 Jahre
Einbauten in fremden Anwesen	10 –25 Jahre
EDV-Anlagen (im weiteren Sinne)	3 – 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3 – 25 Jahre

Sofern bei Vermögensgegenständen des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Gegenstände des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

12

LEASINGGESCHÄFT

Leasingverhältnisse werden nach der Verteilung der wirtschaftlichen Risiken und Chancen aus dem Leasinggegenstand zwischen Leasinggeber und Leasingnehmer beurteilt.

Die HVB Group als Leasinggeber

Leasinggegenstände, die dem Leasingnehmer zuzurechnen sind (Finanzierungs-Leasing), werden unter Forderungen mit dem Nettoinvestitionswert ausgewiesen. Zinserträge werden auf Basis einer gleichbleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt.

Leasinggegenstände, die dem Leasinggeber zuzurechnen sind (Operating-Leasing), werden unter Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst.

Die HVB Group als Leasingnehmer

Bei Finanzierungs-Leasing wird der Vermögenswert unter Sachanlagen und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz erfolgt in der Höhe des beizulegenden Zeitwertes des Leasinggegenstandes bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwertes der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten werden in einen Zins- und einen Tilgungsanteil der Restschuld aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt. Leasingraten aus Operating-Leasing werden als Mietaufwand behandelt. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

13

IMMATERIELLE VERMÖGENSWERTE

Unter den immateriellen Vermögenswerten sind im Wesentlichen Geschäfts- oder Firmenwerte sowie Software ausgewiesen. Geschäfts- oder Firmenwerte werden grundsätzlich über die angenommene Nutzungsdauer von 15 bis 20 Jahren abgeschrieben. Anhaltspunkte bei der Bestimmung der Nutzungsdauer sind insbesondere die strategische Ausrichtung sowie die erwarteten nachhaltigen Gewinne der Tochtergesellschaft. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird gemäß IAS 36 regelmäßig überprüft; sofern erforderlich, werden außerplanmäßige Abschreibungen vorgenommen. Software bewerten wir zu fortgeführten Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von 3 bis 5 Jahren abschreiben.

14

VERBINDLICHKEITEN

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedges sind, passivieren wir unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Einstandswerten. Unverzinsliche Verbindlichkeiten, zum Beispiel Zero-Bonds und andere abgezinste Papiere setzen wir mit ihrem Barwert an.

15

HANDELSPASSIVA

In den Handelspassiva sind Handelsderivate und Derivate zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Bestände sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine und Zertifikate aus.

16

RÜCKSTELLUNGEN

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Langfristige Rückstellungen werden grundsätzlich abgezinst.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Die versicherungstechnischen Gewinne und Verluste werden nach dem so genannten Korridorverfahren behandelt: das heißt eine erfolgswirksame Buchung ist in den Folgejahren erst dann vorzunehmen, wenn die insgesamt zum Bilanzstichtag aufgelaufenen Gewinne oder Verluste den Korridor

von 10% des Maximums aus dem Barwert der erdienten Pensionsanspruche und den Vermögenswerten einer eventuell vorhandenen externen Versorgungseinrichtung überschreiten.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich aus der Rückstellung des Vorjahres zuzüglich des zum Beginn des Geschäftsjahres ermittelten Pensionsaufwandes und abzüglich der liquiditätswirksamen Zahlungen des aktuellen Geschäftsjahres.

17

SONSTIGE PASSIVA

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter- oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt.

18

WÄHRUNGSUMRECHNUNG

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf Euro lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzpositionen sowie Aufwendungen und Erträge unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, sind mit marktgerechten Kursen am Bilanzstichtag umgerechnet.

19

ERTRAGSTEUERN

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

20

EINSTELLUNG VON BEREICHEN

Im Oktober 2002 haben wir bekannt gegeben, dass wir unser gewerbliches Immobilienfinanzierungsgeschäft in einem eigenständigen Konzern bündeln wollen. Präferiertes Modell hierfür ist die Abspaltung, die im Jahr 2003 abgeschlossen werden soll. Den künftig eigenständigen Konzern Hypo Real Estate Group (Hypo Group) bilden wir im vorliegenden Konzernabschluss als einzustellenden

Bereich ab. Ihm werden aus dem bestehenden Konsolidierungskreis der HVB Group folgende Gesellschaften bzw. Teile von Gesellschaften zugeordnet:

- HVB Real Estate Bank AG,
- Westfälische Hypothekenbank AG,
- WestHyp Immobilien Management GmbH & Co. KG,
- Württembergische Hypothekenbank AG,
- FGH-Bank N.V.,
- Pfandbrief Bank International S. A.,
- PBI-Beteiligungs-GmbH,
- HVB Real Estate Capital Ltd., London,
- DIA Vermögensverwaltungs-GmbH,
- das gewerbliche Immobilienfinanzierungsgeschäft der europäischen Niederlassungen der HVB AG,
- Cross-Border-Geschäft der HVB AG.

Der einzustellende Bereich war bisher im Wesentlichen dem Geschäftsfeld Real Estate zugeordnet. Bis zur endgültigen Trennung berichten wir über diesen Bereich in dem neuen Segment Hypo Group.

Über die Ertrags-, Vermögens- und Cashflow-Entwicklung der Hypo Group informiert die Pro-forma-Darstellung der GuV, Bilanz und Kapitalflussrechnung. Sie stellt den einzustellenden Bereich bereits als eigenständigen, von der HVB Group getrennten Konzern dar.

Dabei sind in der HVB Group neu Effekte aus der noch durchzuführenden Endkonsolidierung der oben genannten Gesellschaften noch nicht berücksichtigt. Die durch die Übertragung bei der Hypo Group entstehenden Geschäfts- oder Firmenwerte bzw. passivischen Unterschiedsbeträge sind in den künftigen Jahren entsprechend der einschlägigen IFRS-Regelungen zu bewerten. Erfolgsauswirkungen hieraus haben wir in den zurückliegenden Jahren 2001 und 2002 nicht angenommen. Das Eigenkapital der Hypo Group haben wir unter Berücksichtigung der derzeit vorgesehenen Transaktionsstruktur als Saldo der neu bewerteten Aktiva und Passiva des neuen Konzerns ermittelt. Dabei sind künftige Maßnahmen wie die zusätzliche Kapitalausstattung oder die Risikoabschirmung durch die HVB AG noch nicht berücksichtigt. Bei den von der HVB AG zu übertragenden Geschäften gehen wir in der Pro-forma-Darstellung davon aus, dass sie physisch auf die Hypo Group übergehen. Hier kann es aber auch zu synthetischen Übertragungen durch den Einsatz von Kreditderivaten kommen.

GEWINN- UND VERLUSTRECHNUNG DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	2002	2001	Veränderungen	
	in Mio €	in Mio €	in Mio €	in%
Zinsüberschuss	736	804	– 68	– 8,5
Kreditrisikovorsorge	505	291	+ 214	+ 73,5
Zinsüberschuss nach Kreditrisikovorsorge	231	513	– 282	– 55,0
Provisionsüberschuss	12	17	– 5	– 29,4
Handelsergebnis	—	– 1	+ 1	+ 100,0
Verwaltungsaufwand	254	247	+ 7	+ 2,8
Saldo sonstige betriebliche Erträge/Aufwendungen	14	52	– 38	– 73,1
Betriebsergebnis	**3**	**334**	**– 331**	**– 99,1**
Finanzanlageergebnis	62	66	– 4	– 6,1
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Zuführung zu Restrukturierungsrückstellungen	3	10	– 7	– 70,0
Saldo übrige Erträge/Aufwendungen	– 2	– 3	+ 1	+ 33,3
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**60**	**387**	**– 327**	**– 84,5**
Ertragsteuern	40	145	– 105	– 72,4
Jahresüberschuss/-fehlbetrag	**20**	**242**	**– 222**	**– 91,7**

AUSGEWÄHLTE POSTEN DER BILANZ DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	2002	2001	Veränderungen	
	in Mrd €	in Mrd €	in Mrd €	in%
Kreditvolumen	124	127	– 3	– 2,7
darunter: Hypothekendarlehen	65	65	—	– 0,7
Kommunalkredite	55	60	– 5	– 7,4
Wertberichtigungen auf Forderungen	– 2	– 1	– 1	– 44,9
Finanzanlagen	39	37	+ 2	+ 4,5
Verbindlichkeiten gegenüber Kreditinstituten und Kunden	32	25	+ 7	+ 28,5
Verbriefte Verbindlichkeiten	131	135	– 4	– 3,1
darunter: Hypothekenpfandbriefe	14	19	– 5	– 23,0
öffentliche Pfandbriefe	69	63	+ 6	+ 8,5
Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)	1	1	—	+ 22,0

KAPITALFLUSSRECHNUNG DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	2002	2001
	in Mio €	
Zahlungsmittelbestand ZUM 1. 1	**685**	**749**
Cashflow aus operativer Geschäftstatigkeit	296	923
Cashflow aus Investitionstätigkeit	– 654	– 456
Cashflow aus Finanzierungstätigkeit	– 213	– 531
Zahlungsmittelbestand ZUM 31. 12. 2002	**114**	**685**

21

ERLÄUTERUNGEN ZUR SEGMENTBERICHTERSTATTUNG NACH GESCHÄFTSFELDERN (PRIMÄRE SEGMENTIERUNG)

Wir steuern die HVB Group über die Geschäftsfelder, deshalb definieren wir diese als primäre Segmente. Ihre Inhalte und Produkte stellen wir im Kapitel »Geschäftsfelder« im Band Jahresbericht detailliert dar. Neben den Geschäftsfeldern weisen wir das primäre Segment »Workout Immobilien« aus.

Wie im Oktober 2002 bekannt gegeben, planen wir, unsere Hypothekenbankbeteiligungen künftig in einem eigenständigen Immobilienfinanzierungs-Konzern (Hypo Group) zu bündeln. Unsere Segmentberichterstattung erstellen wir unter Berücksichtigung dieser geplanten Trennung. Der einzustellende Bereich wird als Geschäftsfeld Hypo Group dargestellt. Die »HVB Group neu« (HVB Group nach der geplanten Trennung) umfasst die zum Verbleib bestimmten drei Geschäftsfelder

- Deutschland,
- Österreich und CEE,
- Corporates & Markets

sowie das Segment Workout Immobilien.

In den Zwischenberichten 2002 hatten wir außerdem das Geschäftsfeld Wealth Management ausgewiesen, das das Private Banking und Asset Management umfasste. Diese Aktivitäten sind nunmehr den Geschäftsfeldern Deutschland sowie Österreich und CEE zugeordnet. Die Vorjahreszahlen haben wir entsprechend angepasst.

Basis für unsere Segmentberichterstattung ist die interne Geschäftsfeldrechnung, die wir nach IFRS vornehmen. Die Geschäftsfelder treten wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Geschäftsfelder sind nach der Betreuungszuständigkeit für unsere Kunden abgegrenzt. Die Aufspaltung des Zinsüberschusses erfolgt nach der Marktzinsmethode. Die Overheadkosten werden verursachungsgerecht auf die Segmente verteilt. Die Bereiche Group Services Business, Core IT und Group Corporate Center treten dabei wie externe Anbieter auf, die ihre Leistungen den Geschäftsfeldern zu einem marktgerechten Preis verrechnen.

Geschäfts- oder Firmenwerte rechnen wir den Geschäftsfeldern zu. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt.

Wir statten die Geschäftsfelder mit 6,2% Kernkapital bezogen auf die Risikopositionen, das heißt Risikoaktiva und die zu unterlegenden Marktrisiken im Sinne des bankaufsichtsrechtlichen Grundsatz I zu § 10 KWG aus. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Wir wenden dabei den Zinssatz an, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt. Grundlage für die Ermittlung der Eigenkapitalrentabilität ist das nach der Struktur des durchschnittlich gebundenen Kernkapitals verteilte durchschnittliche bilanzielle Eigenkapital je Segment. Hierauf beziehen wir bei der Eigenkapitalrentabilität nach Steuern den Jahresüberschuss/-fehlbetrag ohne Fremdanteile. Die Ertragsteuern ordnen wir den Geschäftsfeldern grundsätzlich verursachungsgerecht zu.

In der Spalte »Sonstige/Konsolidierung« innerhalb der HVB Group neu sind neben segmentübergreifenden Konsolidierungsvorgängen die Ergebnisbeiträge abgebildet, die nicht in den Verantwortungsbereich der einzelnen Geschäftsfelder fallen. Dazu zählen die Positionen konsolidierter Serviceunternehmen sowie die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Geschäftsfeldern zugerechnet sind. Ebenso berücksichtigen wir hier das Ergebnis aus strategischen Beständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind hier Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

Die Spalte »Konsolidierung« außerhalb der HVB Group neu beinhaltet Konsolidierungsvorgänge zwischen der HVB Group neu und der Hypo Group.

ERFOLGSRECHNUNG NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
				in Mio €					
Zinsüberschuss									
2002	2 954	1 968	1 382	– 10	– 358	5 936	736	– 23	6 649
2001	3 066	1 999	1 868	– 8	– 258	6 667	804	– 140	7 331
Kreditrisikovorsorge									
2002	1 853	511	919	—	9	3 292	505	—	3 797
2001	915	644	394	– 140	– 30	1 783	291	—	2 074
Provisionsüberschuss									
2002	1 187	1 044	418	– 2	25	2 672	12	—	2 684
2001	1 442	994	407	—	17	2 860	17	—	2 877
Handelsergebnis									
2002	3	91	699	—	– 6	787	—	—	787
2001	18	170	386	—	19	593	– 1	—	592
Verwaltungsaufwand									
2002	3 189	2 226	1 395	29	57	6 896	254	– 74	7 076
2001	3 507	2 565	1 372	52	– 12	7 484	247	– 15	7 716
Saldo sonstige betriebliche Erträge/ Aufwendungen									
2002	28	24	30	– 4	102	180	14	– 79	115
2001	401	32	4	2	– 5	434	52	– 1	485
Betriebsergebnis									
2002	– 870	390	215	– 45	– 303	– 613	3	– 28	– 638
2001	505	– 14	899	82	– 185	1 287	334	– 126	1 495
Finanzanlageergebnis									
2002	– 99	44	– 267	—	909	587	62	—	649
2001	3	– 24	– 40	– 139	664	464	66	—	530
Abschreibungen auf Geschäfts-oder Firmenwerte									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321
Zuführung zu Restrukturierungs-rückstellungen									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19
Saldo übrige Erträge/ Aufwendungen									
2002	– 11	– 2	– 3	– 115	– 18	– 149	– 2	—	– 151
2001	– 14	– 3	– 7	– 69	– 40	– 133	– 3	—	– 136
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern									
2002	– 1 407	319	– 152	– 160	547	– 853	60	– 28	– 821
2001	355	– 190	823	– 126	426	1 288	387	– 126	1 549
darunter: Bank Austria-Gruppe									
2002	—	319	– 61	—	5	263	—	—	263
2001	—	– 190	267	—	216	293	—	—	293

23

KENNZIFFERN NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
				in %					
Cost-Income-Ratio (auf der Basis der operativen Erträge)									
2002	76,4	71,2	55,2	—	—	72,0	33,3	—	69,1
2001	71,2	80,3	51,5	—	—	70,9	28,3	—	68,4
Eigenkapitalrentabilität vor Steuern									
2002	– 21,2	9,6	– 2,9	—	—	– 5,4	2,1	—	– 4,4
2001	5,2	– 5,3	16,3	—	—	8,0	12,5	—	8,1
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwill-abschreibungen)									
2002	– 15,0	8,1	– 1,6	—	—	– 2,6	0,3	—	– 2,3
2001	5,5	– 1,5	11,6	—	—	6,9	7,3	—	6,5
Eigenkapitalrentabilität nach Steuern									
2002	– 18,3	4,8	– 2,8	—	—	– 5,1	0,3	—	– 4,4
2001	3,7	– 3,9	10,1	—	—	5,1	6,5	—	4,9

[1] Kennzahlenwerte für das Segment »Workout Immobilien« ökonomisch nicht aussagekräftig.

24

BILANZZAHLEN NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
				in Mio €					
Handelsaktiva									
2002	54	2 923	82 275	—	—	85 252	—	—	85 252
2001	32	1 924	67 254	—	—	69 210	—	—	69 210
Kreditvolumen									
2002	176 732	79 529	107 312	4 285	– 1 044	366 814	123 505	– 2 386	487 933
2001	187 781	85 967	101 487	5 660	– 2 944	377 951	126 884	– 1 740	503 095
Verbindlichkeiten gegenüber Kreditinstituten									
2002	1 629	6 618	130 007	—	– 6 817	131 437	21 550	– 9 626	143 361
2001	3 416	9 995	122 295	—	–12 017	123 689	15 580	– 4 645	134 624
Verbindlichkeiten gegenüber Kunden									
2002	54 509	55 607	35 096	325	– 779	144 758	10 216	– 52	154 922
2001	58 545	58 742	45 784	168	– 515	162 724	9 150	– 212	171 662
Verbriefte Verbindlichkeiten									
2002	107	6 626	137 263	—	– 607	143 389	131 103	– 2 931	271 561
2001	115	7 273	173 393	—	– 1 789	178 992	135 236	– 3 519	310 709

25

KENNZIFFERN ZUR RISIKOVORSORGE NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Nettozuführungsquote (in %)									
2002	1,05	0,64	0,86	—	—	0,90	0,41	—	0,78
2001	0,49	0,75	0,39	– 2,47	—	0,47	0,23	—	0,41
Ausfallquote (in %)									
2002	0,35	0,33	0,41	17,15	—	0,59	0,08	—	0,46
2001	0,33	0,47	0,21	18,12	—	0,60	0,07	—	0,46
Risikovorsorgebestand (in Mio €)									
2002	5 222	3 566	2 303	1 429	150	12 670	1 510	—	14 180
2001	4 212	3 420	1 810	2 150	221	11 813	1 039	—	12 852
Bestandsquote (in %)									
2002	2,95	4,48	2,15	33,35	—	3,45	1,22	—	2,91
2001	2,24	3,98	1,78	37,99	—	3,13	0,82	—	2,55

26

ZINSLOS GESTELLTE KREDITE NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Zinslos gestellte Kredite (in Mio €)									
2002	4 982	2 430	2 930	2 156	83	12 581	2 113	—	14 694
2001	4 676	2 424	1 302	2 964	280	11 646	1 283	—	12 929
Deckungsquote der zinslos gestellten Kredite (in %)									
2002	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

27

KAPITAL NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
				in Mio €					
Durchschnittlich gebundenes Kernkapital (KWG)									
2002	7 211	3 601	5 644	132	749	17 337	3 182	—	20 519
2001	7 413	3 870	5 502	155	598	17 538	3 356	—	20 894
Durchschnittliches bilanzielles Eigenkapital									
2002	6 624	3 308	5 185	121	688	15 926	2 923	—	18 849
2001	6 818	3 560	5 061	143	549	16 131	3 087	—	19 218

28

MITARBEITER DER GESCHÄFTSFELDER UND DIENSTLEISTUNGSBEREICHE

	2002	2001
Deutschland	22 297	23 851
Österreich und CEE	28 655	30 151
Corporates & Markets	3 964	4 205
Workout Immobilien	414	413
Group Services	2 991	3 185
Core it	2 738	2 642
Group Corporate Center	3 378	3 607
HVB Group neu	64 437	68 054
Hypo Group	1 489	1 466
HVB Group	**65 926**	**69 520**

29

SEGMENTBERICHTERSTATTUNG NACH REGIONEN (SEKUNDÄRE SEGMENTIERUNG)

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz der Konzernunternehmen bzw. deren Niederlassungen.

Erfolgszahlen nach Regionen:

	Deutschland	Österreich	Übriges Westeuropa	Zentral- und Osteuropa	Amerika	Asien	Konsolidierung	Konzern
				in Mio €				
Operative Erträge								
2002	5 233	2 596	1 209	1 085	507	171	– 566	10 235
2001	5 615	2 625	1 220	1 297	730	157	– 359	11 285
Kreditrisikovorsorge								
2002	2 763	432	234	148	244	– 24	—	3 797
2001	1 203	446	48	200	187	– 10	—	2 074
Verwaltungsaufwand								
2002	3 969	1 798	450	670	167	77	– 55	7 076
2001	4 251	1 950	472	761	218	90	– 26	7 716
Betriebsergebnis								
2002	– 1 498	367	524	267	96	118	– 512	– 638
2001	161	229	700	336	325	77	– 333	1 495
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
2002	– 1 379	202	369	237	132	131	– 513	– 821
2001	466	324	544	249	260	39	– 333	1 549

Cost-Income-Ratio (auf der Basis der operativen Erträge) nach Regionen:

	2002	2001
	in %	
Deutschland	75,8	75,7
Österreich	69,3	74,3
Übriges Westeuropa	37,2	38,7
Zentral- und Osteuropa	61,8	58,7
Amerika	32,9	29,9
Asien	45,0	57,3
Konzern	**69,1**	**68,4**

Kreditvolumen nach Regionen:

	2002	2001
	in Mio €	
Deutschland	316 024	339 017
Österreich	75 362	81 155
Übriges Westeuropa	59 543	55 686
Zentral- und Osteuropa	15 652	12 703
Amerika	23 791	19 918
Asien	10 765	8 629
Konsolidierung	– 13 204	– 14 013
Konzern	**487 933**	**503 095**

Mitarbeiter nach Regionen:

	2002	2001
Deutschland	32 901	34 387
Österreich	13 381	14 151
Übriges Westeuropa	1 890	2 149
Zentral- und Osteuropa	16 820	17 999
Afrika	1	—
Amerika	590	534
Asien	340	299
Australien	3	1
Konzern	**65 926**	**69 520**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

30

ZINSÜBERSCHUSS

	2002	2001
	in Mio €	
Zinserträge aus		
Kredit- und Geldmarktgeschäften	28 222	31 671
festverzinslichen Wertpapieren und Schuldbuchforderungen	4 874	6 114
Aktien und anderen nicht festverzinslichen Wertpapieren	259	273
verbundenen Unternehmen	136	124
nach der Equity-Methode bewerteten Unternehmen	16	122
Beteiligungen	62	94
Immobilien des Finanzanlagebestandes	55	66
Zinsaufwendungen für		
Einlagen	12 301	14 829
Verbriefte Verbindlichkeiten	13 500	15 337
Nachrangkapital	1 361	1 197
Ergebnis aus dem Leasinggeschäft	187	230
Insgesamt	6 649	7 331

Zinsspannen:

	2002	2001
	in%	
auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,07	2,20
auf Basis des durchschnittlichen Geschäftsvolumens	1,04	1,13

31

KREDITRISIKOVORSORGE

	2002	2001
	in Mio €	
Zuführungen	5 235	3943
Wertberichtigungen auf Forderungen	4 975	3 803
Rückstellungen im Kreditgeschäft	260	140
Auflösungen	– 1 337	– 1 712
Wertberichtigungen auf Forderungen	– 1 188	– 1 454
Rückstellungen im Kreditgeschäft	– 149	– 258
Eingänge auf abgeschriebene Forderungen	– 101	– 157
Insgesamt	**3 797**	**2 074**

32

PROVISIONSÜBERSCHUSS

	2002	2001
	in Mio €	
Wertpapier- und Depotgeschäft	1 075	1 245
Aubenhandelsgeschäft/ Zahlungsverkehr	939	923
Kreditgeschäft	476	467
Sonstiges Dienstleistungsgeschäft	194	242
Insgesamt	**2 684**	**2 877**

33

HANDELSERGEBNIS

	2002	2001
	in Mio €	
Kursbezogene Geschäfte	172	51
Zins- und währungsbezogene Geschäfte	615	541
Insgesamt	**787**	**592**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 862 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 875 Mio € enthalten.

34

VERWALTUNGSAUFWAND

	2002	2001
	in Mio €	
Personalaufwand	**3 912**	**4 168**
Löhne und Gehälter	2 893	3 086
Soziale Abgaben	513	518
Aufwendungen für Altersversorgung und Unterstützung	506	564
Andere Verwaltungsaufwendungen	**2 451**	**2 818**
Abschreibungen und Wertberichtigungen	**713**	**730**
auf Sachanlagen	514	585
auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	199	145
Insgesamt	**7 076**	**7 716**

In 2002 haben wir Mitarbeitern keine wesentlichen Optionspläne auf Aktien der HVB AG oder ähnliche Entgeltformen zugesagt.

35

SALDO SONSTIGE BETRIEBLICHE ERTRÄGE/AUFWENDUNGEN

	2002	2001
	in Mio €	
Sonstige betriebliche Erträge	487	1 036
Sonstige betriebliche Aufwendungen	372	551
Insgesamt	**115**	**485**

Die größten Einzelposten unter den sonstigen betrieblichen Erträgen stellen Gewinne aus der teilweisen und vollständigen Endkonsolidierung von Tochterunternehmen in Höhe von 105 Mio € dar.

Erträge aus der Auflösung von Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 99 Mio €. Ferner erzielten wir Mieterträge in Höhe von 56 Mio € aus Grundstücken und Gebäuden, die nicht den Finanzanlagen zuzuordnen sind. Aus dem Verkauf von Sachanlagen, Forderungen, immateriellen Vermögenswerten und sonstigen Aktiva wurden Erträge in Höhe von insgesamt 38 Mio € und Aufwendungen in Höhe von 14 Mio € gebucht. Die Aufwendungen aus Zuführungen zu abgegrenzten Verbindlichkeiten und Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 76 Mio €.

Darüber hinaus sind in den sonstigen betrieblichen Erträgen und Aufwendungen keine Einzelbeträge von wesentlicher Bedeutung enthalten.

36

OPERATIVE ERTRÄGE

Zusammensetzung der operativen Erträge:

	2002	2001
	in Mio €	
Zinsüberschuss	6 649	7 331
Provisionsüberschuss	2 684	2 877
Handelsergebnis	787	592
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	115	485
Insgesamt	**10 235**	**11 285**

37

AUSWIRKUNGEN AUS WECHSELKURSVERÄNDERUNGEN

Die Veränderung der Wechselkurse im Vergleich zum Vorjahr, insbesondere der Kursanstieg des Euros gegenüber dem US-Dollar und anderen bedeutenden internationalen Währungen, hat den Zins- und Provisionsüberschuss sowie das Handelsergebnis belastet und den Verwaltungsaufwand gemindert.

	Auswirkung	Bereinigte Veränderung	
	in Mio €	in Mio €	in %
Zinsüberschuss	–160	– 522	– 7,1
Provisionsüberschuss	–52	– 141	– 4,9
Handelsergebnis	–16	211	35,6
Verwaltungsaufwand	–129	– 511	– 6,6

38

FINANZANLAGEERGEBNIS

Im Finanzanlageergebnis weisen wir die Erfolge aus der Veräußerung sowie erfolgswirksam zu erfassende Bewertungsänderungen von HtM- und AfSFinanzinstrumenten aus. Ferner werden hier Erfolge aus der Veräußerung at-Equity bewerteter Unternehmen sowie Aufwendungen und Realisierungserfolge aus Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, gezeigt. Das Ergebnis aus HtM-Vermögenswerten belief sich auf 15 Mio € (2001: –22 Mio €). Aus AfS-Finanzanlagen haben wir per saldo einen Gewinn in Höhe von 691 Mio € (2001: 499 Mio €) erzielt. Der bedeutendste Einzelposten dabei ist der Gewinn in Höhe von 419 Mio € aus dem Erwerb der Fremdanteile und der anschließenden Endkonsolidierung eines in 2002 gegründeten Finanzunternehmens, mit dem wir einen Teil unserer strategischen Aktienbestände abgesichert und Geldhandel betrieben haben. Darüber hinaus gleichen sich weitere Veräußerungsgewinne aus unserem Anteilsbesitz und Bewertungsaufwendungen in etwa aus.

Das Ergebnis aus dem Verkauf bzw. der Abschreibung at-Equity bewerteter Gemeinschafts- und assoziierter Unternehmen belief sich auf –40 Mio € (2001: 75 Mio €). Bei Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, ergaben sich Aufwendungen in Höhe von 55 Mio € (2001: 39 Mio €). Aus der Veräußerung von Grundstücken und Gebäuden dieses Bestandes haben wir Gewinne in Höhe von 38 Mio € (2001: 17 Mio €) erzielt.

39

ABSCHREIBUNGEN AUF GESCHÄFTS- ODER FIRMENWERTE

In 2002 haben wir Goodwill in Höhe von 210 Mio € planmäßig abgeschrieben. Im Zuge der Veräußerung und Endkonsolidierung der SelfTrade haben wir den verbliebenen Goodwill in Höhe von 164 Mio € außerplanmäßig abgeschrieben. Außerdem wurde der Goodwill an der dab Bank (21 Mio €) in voller Höhe abgeschrieben.

40

ZUFÜHRUNGEN ZU RESTRUKTURIERUNGSRÜCKSTELLUNGEN

Für ein Maßnahmenpaket zur künftigen Aufwandsreduzierung, das Abstandszahlungen, Rückbaukosten und Ähnliches für künftig nicht mehr benötigte Mietobjekte sowie Zahlungen im Zusammenhang mit Abfindungs- und Altersteilzeitregelungen vorsieht, haben wir Restrukturierungsrückstellungen nach IAS 37 gebildet. Die Zuführung zu diesen Rückstellungen – saldiert mit Auflösungen – in Höhe von 286 Mio € ist erstmals separat ausgewiesen.

41

SALDO ÜBRIGE ERTRÄGE/AUFWENDUNGEN

	2002	2001
	in Mio €	
Übrige Erträge	—	—
Übrige Aufwendungen	**151**	**136**
darunter:		
Sonstige Steuern	18	37
Verlustübernahmen	133	80
Saldo übrige Erträge/Aufwendungen	**– 151**	**–136**

ERTRAGSTEUERN

Die Ertragsteuern gliedern sich wie folgt:

	2002	2001
	in Mio €	
Tatsächliche Steuern	277	580
Latente Steuern	– 240	2
Insgesamt	**37**	**582**

Die latenten Ertragsteuern ergeben sich aus der während des Geschäftsjahres vorgenommenen erfolgswirksamen Bildung bzw. Auflösung von Steuerabgrenzungen. Der latente Steuerertrag ist überwiegend auf die Entstehung bzw. Umkehrung von temporären Differenzen und die Entstehung bzw. Nutzung von steuerlichen Verlustvorträgen (286 Mio € latenter Steuerertrag) sowie auf die Wertanpassungen von latenten Ertragsteueransprüchen (44 Mio € latenter Steueraufwand) zurückzuführen.

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt.

	2002	2001
	in Mio €	
Ergebnis vor Steuern	– 821	1 549
Anzuwendender Steuersatz	26,4%	26,4%
Rechnerische Ertragsteuern	– 217	409
Steuereffekte:		
aus Vorjahren und Steuersatzänderungen	33	5
aus Auslandseinkünften	– 24	– 60
aus steuerfreien Erträgen	– 438	– 237
aus unterschiedlichen Rechtsnormen	– 112	– 29
aus nicht abziehbaren-Aufwendungen	182	93
aus Wertanpassungen und dem Nichtansatz latenter Steuern	500	304
aus Geschäfts- oder Firmenwertabschreibungen	105	85
aus sonstigen Unterschieden	8	12
Ausgewiesene Ertragsteuern	**37**	**582**

Der für das Berichtsjahr anzuwendende Steuersatz beträgt unverändert 26,4%. Er setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 25% und dem Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags. Diese Position beinhaltet im Jahr 2002 auch die ausschüttungsbedingte Minderung und Erhöhung der Körperschaftsteuer und des Solidaritätszuschlags.

Die Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet neben den Effekten aus der Verminderung von latenten Steueransprüchen gemäß IAS 12.56 die Wirkungen aus dem Nichtansatz von latenten Steueransprüchen auf Grund von steuerlichen Verlustvorträgen und temporären Differenzen des laufenden Geschäftsjahres. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

	2002	2001
	in Mio €	
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/ Kunden inkl. Risikovorsorge	153	190
Handelsaktiva/-passiva	581	229
Finanzanlagen	746	665
Sachanlagen/Immaterielle Vermögenswerte	168	190
Sonstige Aktiva/Passiva	2 196	1 259
Verbindlichkeiten Kreditinstitute/Kunden	103	330
Sonstiges	60	127
Ausgewiesene latente Steuerverpflichtungen	**4 007**	**2 990**
Latente Steueransprüche		
Handelsaktiva/-passiva	845	43
Finanzanlagen	328	168
Sachanlagen/Immaterielle Vermögenswerte	79	155
Rückstellungen	605	590
Sonstige Aktiva/Passiva	4 105	2 991
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	262	350
Verlustvorträge	477	416
Sonstiges	142	90
Ausgewiesene latente Steueransprüche	**6 843**	**4 803**

Durch das Steuersenkungsgesetz wurde die Besteuerung von deutschen Kapitalgesellschaften und ihrer Anteilseigner grundlegend geändert. Grundsätzlich werden ab dem 1. Januar 2001 Kapitalgesellschaften mit einem definitiven Körperschaftsteuersatz von 25% belastet, unabhängig davon, ob die Gewinne ausgeschüttet werden oder nicht. Die Bemessung der latenten Steuern erfolgte bei unseren inländischen Gesellschaften mit dem einheitlichen Körperschaftsteuersatz einschließlich Solidaritätszuschlag in Höhe von 26,4% und dem vom jeweiligen Hebesatz abhängigen Gewerbesteuersatz. Auf Grund der Abzugsfähigkeit der Gewerbesteuer bei der Ermittlung der Körperschaftsteuer ergibt sich daraus bei der HVB AG ein unveränderter Gesamtbewertungssatz für latente Steuern von 39,8%.

Durch das Flutopferhilfegesetz wurde der Körperschaftsteuersatz bei unverändertem Solidaritätszuschlagsatz für das Jahr 2003 um 1,5% auf 26,5% erhöht. Die latenten Steuern wurden nur dann mit dem erhöhten Steuersatz bewertet, wenn nachweislich eine Umkehrung von temporären Differenzen im Jahr 2003 erfolgen wird und die Bewertung zu einer Erhöhung von latenten Steuerverpflichtungen geführt hat. Materielle Auswirkungen haben sich dadurch nicht ergeben.

Die AfS-Rücklage wurde im Geschäftsjahr um latente Steuern in Höhe von 136 Mio € vermindert. Mit der Hedge-Rücklage wurden im laufenden Jahr 1556 Mio € latente Steueransprüche verrechnet.

Bei den angegebenen direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge in Höhe von 2805 Mio € (2001: 1429 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 635 Mio € (2001: 271 Mio €) wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

43

ERGEBNIS JE AKTIE

	2002	2001
Jahresüberschuss/-fehlbetrag ohne Fremdanteile in Mio €	– 829	938
Jahresüberschuss/-fehlbetrag ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte in Mio €	– 434	1 259
Durchschnittliche Anzahl der Aktien	536 288 701	536 088 701
Ergebnis je Aktie bereinigt um Goodwill-abschreibungen in €	**– 0,81**	**2,35**
Ergebnis je Aktie in €	**– 1,55**	**1,75**

Da zum Abschlussstichtag sowohl für 2002 als auch für 2001 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

44

WERTSCHÖPFUNGSRECHNUNG

Entstehung:

	2002	2001
	in Mio €	
Operative Erträge	10 235	11 285
Finanzanlageergebnis	649	530
Summe der Erträge	10 884	11 815
Kreditrisikovorsorge	3 797	2 074
Andere Verwaltungsaufwendungen	2 451	2 818
Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte	1 108	1 051
Übrige Aufwendungen (ohne Steuern) und Zuführung zu Restrukturierungsrückstellungen	419	118
Wertschöpfung	**3 109**	**5 754**

Verwendung:

	2002	2001
	in Mio €	
Wertschöpfung	**3 109**	**5 754**
Mitarbeiter (Personalaufwand)	3 912	4 168
Öffentliche Hand (Steuern)	55	619
Aktionäre der HypoVereinsbank (Dividende)	—	457
Fremdanteile	– 29	29
Unternehmen	– 829	481

45

BARRESERVE

	2002	2001
	in Mio €	
Kassenbestand und Guthaben bei Zentralnotenbanken	4 780	6 787
Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind	593	1 249
Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	229	697
Wechsel	364	552
Insgesamt	**5 373**	**8 036**

46

HANDELSAKTIVA

	2002	2001
	in Mio €	
Schuldverschreibungen und andere festverzinsliche Wertpapiere	33 793	36 854
Geldmarktpapiere	2 498	1 180
Anleihen und Schuldverschreibungen	31 295	35 674
von öffentlichen Emittenten	4 698	6 224
von anderen Emittenten	20 259	22 383
konzerneigene Schuldverschreibungen	6 338	7 067
darunter:		
börsenfähige Werte	31 997	35 540
börsennotiert	27 591	32 121
nicht börsennotiert	4 406	3 419
Aktien und andere nicht festverzinsliche Wertpapiere	2 536	5 060
Aktien	1 442	2 910
Investmentanteile	1 045	1 061
Sonstige	49	1 089
darunter:		
börsenfähige Werte	2 480	3 992
börsennotiert	1 720	3 269
nicht börsennotiert	760	723
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	44 411	23 447
Sonstige Handelsbestände	4 512	3 849
Insgesamt	**85 252**	**69 210**

Die Handelsaktiva werden zu beizulegenden Zeitwerten bewertet. Bei den börsenfähigen Wertpapieren beläuft sich die Differenz zwischen den Anschaffungskosten und den beizulegenden Zeitwerten auf 996 Mio €.

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	130	486
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	375	126
Insgesamt	**505**	**612**

47

FORDERUNGEN AN KREDITINSTITUTE

Forderungen an Kreditinstitute nach Geschäftsarten:

	2002	2001
	in Mio €	
Kredite und Darlehen	**43 155**	**44 602**
Kommunaldarlehen	22 432	23 395
Immobilienfinanzierungen	388	384
Sonstige Forderungen	20 335	20 823
Geldanlagen	30 712	44 897
Insgesamt	**73 867**	**89 499**

Forderungen an Kreditinstitute in Deutschland und übrigen Regionen:

	2002	2001
	in Mio €	
Kreditinstitute in Deutschland	35 134	39 448
Kreditinstitute in übrigen Regionen	38 733	50 051
Insgesamt	**73 867**	**89 499**

Forderungen an Kreditinstitute nach Fristen:

	2002	2001
	in Mio €	
Täglich fällig	15 045	8 535
Befristet mit Restlaufzeit	58 822	80 964
bis 3 Monate	24 538	37 559
über 3 Monate bis 1 Jahr	8 430	13 207
über 1 Jahr bis 5 Jahre	12 520	14 640
über 5 Jahre	13 334	15 558
Insgesamt	**73 867**	**89 499**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	605	684
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	2 574	3 730
Insgesamt	**3 179**	**4 414**

FORDERUNGEN AN KUNDEN

Forderungen an Kunden nach Geschäftsarten:

	2002	2001
	in Mio €	
Kredite und Darlehen	**406 210**	**420 940**
Kommunaldarlehen	59 252	64 477
Immobilienfinanzierungen	199 799	192 527
Sonstige Forderungen	147 159	163 936
Geldanlagen	**3 728**	**10 120**
Insgesamt	**409 938**	**431 060**

Forderungen an Kunden in Deutschland und übrigen Regionen:

	2002	2001
	in Mio €	
Kunden in Deutschland	264 257	282 389
Kunden in übrigen Regionen	145 681	148 671
Insgesamt	**409 938**	**431 060**

Forderungen an Kunden nach Fristen:

	2002	2001
	in Mio €	
Unbestimmte Laufzeiten	29 027	26 695
Befristet mit Restlaufzeit	380 911	404 365
bis 3 Monate	41 160	51 716
über 3 Monate bis 1 Jahr	30 119	32 548
über 1 Jahr bis 5 Jahre	93 015	92 746
über 5 Jahre	216 617	227 355
Insgesamt	**409 938**	**431 060**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	3 115	3 594
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3 979	3 444
Insgesamt	**7 094**	**7 038**

Forderungen aus dem Leasinggeschäft (Finanzierungs-Leasing):

	2002	2001
	in Mio €	
Bruttoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	254	212
über 3 Monate bis 1 Jahr	483	621
über 1 Jahr bis 5 Jahre	1 588	1 923
über 5 Jahre	2 129	1 907
Bruttoinvestitionswert insgesamt	**4 454**	**4 663**
darunter:		
nicht garantierte Restwerte	923	1 092
Unrealisierter Finanzertrag (Restlaufzeiten)		
bis 3 Monate	– 4	– 15
über 3 Monate bis 1 Jahr	– 23	– 51
über 1 Jahr bis 5 Jahre	– 176	– 408
über 5 Jahre	– 538	– 254
Unrealisierter Finanzertrag insgesamt	**– 741**	**– 728**
Nettoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	250	197
über 3 Monate bis 1 Jahr	460	570
über 1 Jahr bis 5 Jahre	1 412	1 515
über 5 Jahre	1 591	1 653
Nettoinvestitionswert insgesamt	**3 713**	**3 935**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungs-Leasing und jeglichem, dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, welche der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwertes des Leasinggegenstandes, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

49

WERTBERICHTIGUNGEN AUF FORDERUNGEN

Bestandsentwicklung:

	Einzelrisiken		Länderrisiken		Latente Risiken		Insgesamt	
	2002	2001	2002	2001	2002	2001	2002	2001
	in Mio €							
Bestand zum 1. 1.	**11 647**	**11 269**	**271**	**183**	**553**	**697**	**12 471**	**12 149**
Erfolgswirksame Veränderungen								
+ Bruttozuführungen	4 747	3 520	48	148	180	135	4 975	3 803
– Auflösungen	874	1 260	189	57	125	137	1 188	1 454
Erfolgsneutrale Veränderungen								
+/– Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	– 129	– 74	– 2	—	– 5	—	– 136	– 74
– Inanspruchnahme von bestehenden Wertberichtigungen	2 209	2 331	—	3	143	150	2 352	2 484
+/– Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	– 47	523	– 41	—	34	8	– 54	531
Bestand zum 31. 12.	**13 135**	**11 647**	**87**	**271**	**494**	**553**	**13 716**	**12 471**

Aufgliederung der Wertberichtigungen auf Forderungen:

	2002	2001
	in Mio €	
Forderungen an Kreditinstitute	278	273
Forderungen an Kunden	12 944	11 645
Pauschalwertberichtigung	494	553
Insgesamt	**13 716**	**12 471**

50

ENTWICKLUNG DER KREDITRISIKEN

Kreditvolumen:

	2002	2001
	in Mio €	
Kredite und Darlehen an Kreditinstitute	43 155	44 602
Kredite und Darlehen an Kunden	406 210	420 940
Eventualverbindlichkeiten	38 568	37 553
Insgesamt	**487 933**	**503 095**

Zinslos gestellte Kredite

Im Kreditvolumen sind zinslos gestellte Kredite in Höhe von 14,7 Mrd € (2001: 12,9 Mrd €) enthalten. Der Anteil der zinslos gestellten Kredite am gesamten Kreditvolumen stieg auf 3,01% (2001: 2,57%). Der Risikovorsorgebestand beträgt 97% (2001: 99%) der zinslos gestellten Kredite. Der Zinsausfall belief sich in diesem Jahr auf 729 Mio € (2001: 696 Mio €).

Risikovorsorgebestandsquote:

	2002	2001
	in Mio €	
Risikovorsorgebestand	14 180	12 852
Wertberichtigungen auf Forderungen	13 716	12 471
Rückstellungen im Kreditgeschäft	464	381
Kreditvolumen	487 933	503 095
Risikovorsorgebestandsquote[1] in%	**2,91**	**2,55**

[1] Risikovorsorgebestand : Kreditvolumen.

Nettozuführungsquote:

	2002	2001
	in Mio €	
Kreditrisikovorsorge	3 797	2 074
Kreditvolumen	487 933	503 095
Nettozuführungsquote[1] in %	**0,78**	**0,41**

[1] Kreditrisikovorsorge : Kreditvolumen.

51

FINANZANLAGEN

Zusammensetzung der Finanzanlagen:

	2002	2001
	in Mio €	
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 151	37 995
AfS-Finanzanlagen	69 749	74 439
Anteile an verbundenen nicht konsolidierten Unternehmen	2 330	1 988
Beteiligungen	3 850	2 340
Schuldverschreibungen und andere festverzinsliche Wertpapiere	54 345	50 907
Aktien und andere nicht festverzinsliche Wertpapiere	9 224	19 204
darunter:		
langfristig gehaltene Bestände	6 352	12 814
At-Equity bewertete Unternehmen	537	1 245
Als Finanzinvestition gehaltene Grundstücke und Gebäude	561	814
Insgesamt	**101 998**	**114 493**

Kreditausfallquote:

	2002	2001
	in Mio €	
Inanspruchnahme von bestehenden Wertberichtigungen	2 352	2 484
+ Inanspruchnahme von Rückstellungen im Kreditgeschäft	5	8
– Eingänge auf abgeschriebene Forderungen	101	157
Kreditausfälle	2 256	2 335
Kreditvolumen	487 933	503 095
Kreditausfallquote[1] in %	**0,46**	**0,46**

[1] Kreditausfälle : Kreditvolumen.

Auf die Buchwerte per 31. Dezember 2002 entfallen:

	Nicht konsolidierte verbundene Unternehmen	At-Equity bewertete Unternehmen	Beteiligungen	Schuldverschreibungen und andere festverzinsliche Wertpapiere	Aktien und andere nicht festverzinsliche Wertpapiere	Insgesamt
			in Mio €			
Börsenfähige Werte	228	66	2 590	82 365	7 511	92 760
Börsennotierte Werte	110	66	1 055	77 245	4 669	83 145
Nicht börsennotierte Werte	118	—	1 535	5 120	2 842	9 615

Veräußerungsbeschränkungen oder Beschränkungen bei der Vereinnahmung von Erträgen aus Finanzanlagen lagen nicht vor.

Von den Schuldverschreibungen und anderen festverzinslichen Wertpapieren werden im Folgejahr 18 613 Mio € fällig.

Entwicklung der HtM- und langfristigen Finanzanlagen sowie der als Finanzinvestition gehaltenen Immobilien:

	HtM-Finanzanlagen	Nicht konsolidierte verbundene Unternehmen	Beteiligungen	Langfristig gehaltene Bestände an Aktien und anderen nicht festverzinslichen Wertpapieren	At-Equity bewertete Unternehmen	Als Finanzinvestitionen gehaltene Immobilien	Insgesamt
				in Mio €			
Anschaffungskosten							
Stand 1. 1. 2002	38 136	2 570	2 301	7 618	1 230	1 043	52 898
Veränderungen des Konsolidierungskreises	– 61	270	18	2	– 87	—	142
Veränderungen aus Währungsumrechnungen	– 941	– 91	—	—	—	– 7	– 1 039
Zugänge	3 862	1 040	2 572	3 583	59	47	11 163
Umbuchungen	109	415	76	– 1 093	– 407	– 29	– 929
Abgänge	9 922	1 044	484	1 895	10	245	13 600
Stand 31. 12. 2002	31 183	3 160	4 483	8 215	785	809	48 635
Erfolgsneutrale Bewertungsanpassungen							
Stand 1. 1. 2002	– 60	– 117	367	5 302	—	—	5 492
Veränderungen des Konsolidierungskreises	– 14	9	59	—	—	—	54
Veränderungen aus Währungsumrechnungen	—	—	—	—	—	—	—
Erfolgsneutrale Wertänderungen	—	122	– 36	– 7 662	—	—	– 7 576
Umbuchungen	—	—	—	234	—	—	234
Abgänge	– 74	—	386	– 418	—	—	– 106
Stand 31. 12. 2002	—	14	4	– 1 708	—	—	– 1 690
Kumulierte Veränderung aus der at-Equity-Bewertung	—	—	—	—	– 188	—	– 188
Ab- und Zuschreibungen							
Stand 1. 1. 2002	81	465	328	106	34	229	1 243
Veränderungen des Konsolidierungskreises	—	– 1	20	—	– 34	—	– 15
Veränderungen aus Währungsumrechnungen	– 53	– 3	– 1	– 1	—	—	– 58
Wertminderungen	17	291	277	16	60	32	693
Auflösung von Agio und Disagio	30	—	—	—	—	—	30
Zuschreibungen	2	36	1	—	—	—	39
Umbuchungen	—	142	43	39	—	9	233
Abgänge	41	14	29	5	—	22	111
Stand 31. 12. 2002	32	844	637	155	60	248	1 976
Buchwerte							
Stand 31. 12. 2002	31 151	2 330	3 850	6 352	537	561	44 781
Stand 31. 12. 2001	37 995	1 988	2 340	12 814	1 245	814	57 196

Die Abgänge bei den HtM-Finanzanlagen betreffen Einlösungen bei Endfälligkeiten.

Die Positionen Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinsliche Wertpapiere gliedern sich wie folgt auf:

	2002	2001
	in Mio €	
Schuldverschreibungen und andere festverzinsliche Wertpapiere	85 496	88 902
Geldmarktpapiere	2 122	3 745
Anleihen und Schuld- verschreibungen	83 374	85 157
von öffentlichen Emittenten	35 061	34 874
von anderen Emittenten	41 834	45 167
konzerneigene Schuldverschreibungen	6 479	5 116
Aktien und andere nicht festverzinsliche Wertpapiere	9 224	19 204
darunter:		
Aktien	5 543	14 226
Investmentanteile	2 045	3 326

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	107	498
Unternehmen, mit denen ein Beteiligungsverhaltnis besteht	389	240
Insgesamt	**496**	**738**

Beizulegende Zeitwerte der Finanzanlagen:

Der beizulegende Zeitwert der Grundstücke und Gebäude, die als Finanzinvestition gehalten werden, belief sich zum Bilanzstichtag auf 722 Mio € (2001: 958 Mio €). Für die wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich haben wir einen beizulegenden Zeitwert von insgesamt 5,0 Mrd € ermittelt. Aus der Gegenüberstellung mit dem Buchwert ergibt sich eine Differenz von – 1,7 Mrd € (2001: 5,2 Mrd €).

Bei dem nachstehenden Anteilsbesitz verfolgen wir keine unternehmerischen Ziele und nehmen keinen Einfluss auf finanzielle und operative Entscheidungen.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich:

	2002 Kapitalanteil[5]	2002 Marktwerte	2001 Kapitalanteil	2001 Marktwerte
	in %	in Mio €	in %	in Mio €
Agrob AG	52,7	14	52.7	24
Aktienbrauerei Kaufbeuren AG	65.7	7	75.7	7
Allianz AG	4.6	1 113	6.2	4 299
Brau und Brunnen AG[1]	55,6	119	55,6	45
ERGO Versicherungsgruppe Aktiengesellschaft	<5,0	453	—	—
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien[2]	—	—	19,0	108
Immotrust Anlagen AG	25,0	16	25,0	16
Lambacher HITIAG Leinen AG[3]	—	—	51,0	4
Münchener Rückversicherungs-Gesellschaft AG	13,2	2 680	13,3	7 075
Rhön-Klinikum AG[4]	18,5	154	—	—
Unternehmens Invest AG	13,0	6	14,2	6
Wienerberger AG	31,9	353	31,9	320
Wiener Städtische Allgemeine Versicherung AG[2]	—	—	8,0	111
Wüstenrot & Württembergische AG	7,5	75	7,6	100
Insgesamt	**—**	**4 990**	**—**	**12 115**

1 Von den insgesamt 55,6% in 2002 weisen wir 33,6% unter den langfristigen Finanzanlagen aus, die restlichen 22,0% entfallen auf die kurzfristigen Finanzanlagen.
2 Verkauft in 2002.
3 Seit Ende 2001 nicht mehr börsennotiert.
4 Gekauft in 2002.
5 Durchgerechnet.

ENTWICKLUNG DER SACHANLAGEN

	Betrieblich genutzte Grundstücke und Gebäude sowie Gebäude im Bau	Betriebs- und Geschäfts-ausstattung	Leasing-gegenstände aus Operate Leasing	Anlagen im Bau	Insgesamt
			in Mio €		
Anschaffungs-/ Herstellungskosten					
Stand 1. 1. 2002	3 347	3 879	686	—	7 912
Veränderungen des Konsolidierungskreises	– 10	– 58	– 600	4	– 664
Veränderungen aus Währungsumrechnungen	– 32	– 47	– 2	—	– 81
Zugänge	55	204	16	78	353
Umbuchungen	– 38	– 69	—	83	– 24
Abgänge	15	470	81	45	611
Stand 31. 12. 2002	3 307	3 439	19	120	6 885
Ab- und Zuschreibungen					
Stand 1. 1. 2002	957	2 492	139	—	3 588
Veränderungen des Konsolidierungskreises	– 8	– 48	– 102	—	– 158
Veränderungen aus Währungsumrechnungen	– 5	– 22	—	—	– 26
Planmäßige Abschreibungen	80	411	2	—	492
Außerplanmäßige Abschreibungen	13	10	—	—	23
Zuschreibungen	—	—	—	—	—
Umbuchungen	—	– 35	—	—	– 35
Abgänge	8	429	35	—	472
Stand 31. 12. 2002	1 029	2 379	4	—	3 412
Buchwerte					
Stand 31. 12. 2002	2 278	1 060	15	120	3 473
Stand 31. 12. 2001	2 390	1 387	547	—	4 324

In den Sachanlagen sind geleistete Anzahlungen von 120 Mio € für Anlagen im Bau enthalten. In Höhe von 92 Mio € bestanden Verpflichtungen für den Erwerb von Gegenständen des Sachanlagevermögens.

53

IMMATERIELLE ANLAGEWERTE

Entwicklung der immateriellen Anlagewerte:

	Geschäfts- oder Firmenwerte davon aus verbundenen Unternehmen	Geschäfts- oder Firmenwerte davon at-Equity bewertete Unternehmen	Software davon erworben	Software davon selbsterstellt	Sonstige immaterielle Anlagewerte	Geleistete Anzahlungen auf immaterielle Vermögenswerte
	in Mio €					
Anschaffungs-/ Herstellungskosten						
Stand 1. 1. 2002 ...	3 935	53	783	260	211	4
Veränderungen des Konsolidierungskreises	– 190	9	– 8	—	– 3	—
Veränderungen aus Währungsumrechnungen	– 22	—	– 4	—	– 6	—
Zugänge	—	—	120	146	9	128
Umbuchungen	65	– 65	– 21	37	—	56
Abgänge	—	—	84	51	89	6
Stand 31. 12. 2002 .	3 788	– 3	786	392	122	182
Ab- und Zuschreibungen						
Stand 1. 1. 2002 ...	672	3	425	42	58	—
Veränderungen des Konsolidierungskreises	– 255	—	– 6	—	– 2	—
Veränderungen aus Währungsumrechnungen	13	—	– 2	—	– 2	—
Planmäßige Abschreibungen	207	3	123	55	18	—
Außerplanmäßige Abschreibungen	185	—	3	—	—	—
Zuschreibungen	—	—	—	—	—	—
Umbuchungen	7	– 7	– 12	24	– 1	—
Abgänge	—	—	81	17	2	—
Stand 31. 12. 2002 .	829	– 1	450	104	69	—
Buchwerte						
Stand 31. 12. 2002 .	2 959	– 2	336	288	53	182
Stand 31. 12. 2001 .	3 263	50	358	218	153	4

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf Software sowie sonstige immaterielle Anlagewerte werden im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte innerhalb des Verwaltungsaufwands erfasst.

54
SONSTIGE AKTIVA

	2002	2001
	in Mio €	
Steueransprüche	7 656	5 354
Tatsächliche Steuern	813	551
Latente Steuern	6 843	4 803
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	9 542	10 170
Sonstige Vermögenswerte	3 318	3 829
Rechnungsabgrenzungsposten	640	1 001
Insgesamt	**21 156**	**20 354**

Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die positiven beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren beizulegender Zeitwert sich auf 9,5 Mrd € (2001: 8,8 Mrd €) beläuft.

Sonstige Vermögenswerte

Die sonstigen Vermögenswerte enthalten unter anderem Schecks und fällige Schuldverschreibungen.

55

NACHRANGIGE VERMÖGENSWERTE

Folgende Bilanzpositionen enthalten nachrangige Vermögenswerte:

	2002	2001
	in Mio €	
Forderungen an Kreditinstitute	**1 827**	**2 108**
darunter:		
an verbundene, nicht einbezogene Unternehmen	11	6
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3	2
Forderungen an Kunden	**1 205**	**815**
darunter:		
an verbundene, nicht einbezogene Unternehmen	183	94
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	182	32
Handelsaktiva	**834**	**642**
Finanzanlagen	**637**	**1 301**
Insgesamt	**4 503**	**4 866**

56

PENSIONSGESCHÄFTE

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögenswerte mit einem Buchwert von 31,3 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich dabei überwiegend um an internationalen Geldmärkten abgeschlossene Repo-Geschäfte sowie um Offenmarktgeschäfte mit der Deutschen Bundesbank.

57

VERBRIEFUNGSGESCHÄFTE (SECURITIZATION)

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt. Vorrangige Motivation unserer bankeigenen Securitization-Programme ist die Risikoentlastung unseres Kreditportfolios. Der Risikotransfer und die daraus folgende Eigenkapitalentlastung wird bei synthetischer Securitization durch Besicherung in Form von Garantien oder Kreditderivaten (Credit Default Swaps, Credit Linked Notes und Ähnliches) und bei traditioneller Securitization durch den Verkauf von Bilanzaktiva erreicht.

Die HVB Group hat bisher ausschließlich synthetische Verbriefungsprogramme mit Laufzeiten zwischen 3 und 55 Jahren aufgelegt. In 2002 weitete die HVB Group ihre Verbriefungsaktivitäten durch den Abschluss von neun Securitization-Programmen bedeutend aus. Das hierdurch ausplatzierte Kreditvolumen belief sich per 31. Dezember 2002 auf 20,5 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach BIZ in Höhe von 12,5 Mrd €.

Zum Jahresende beträgt das Kreditvolumen der gesamten laufenden Securitization-Programme der HVB Group 33,2 Mrd € (2001: 16,2 Mrd €) mit einer Entlastungswirkung auf die gewichteten Risikoaktiva nach BIZ in Höhe von 22,2 Mrd € (2001: 12,7 Mrd €).

Die Securitization-Programme sehen in der Regel vor, einen geringen Teil der Risiken in Form einer nachrangigsten Tranche (First Loss Piece) bzw. einer Zinsunterbeteiligung des Sicherungsgebers (Interest Sub-participation) zurückzubehalten.

Bei den nachfolgend aufgelisteten Programmen betragen die nachrangigsten Tranchen insgesgamt 141 Mio € und die Zinsunterbeteiligungen insgesamt 269 Mio €.

Sicherungsnehmer	Name der Transaktion	Laufzeit der Transaktion in Jahren	Forderungsart	Kreditvolumen	Entlastung der gewichteten Risikoaktiva nach BIZ
				in Mio €	in Mio €
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Wertpapierportfolio	889	270
Bayerische Hypo- und Vereinsbank AG	Mozart	35	Wertpapierportfolio	625	313
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Firmenkundenkredite	835	829
HVB Banque Luxembourg S.A.	GELDILUX 99-2	4	Eurokredite	750	663
Westfälische Hypothekenbank AG	Dream 2000	5	europäische MBS	658	521
Württembergische Hypothekenbank AG	WürttHyp 2000-1	41	Hypothekendarlehen	445	188
Summe 1998 – 2000				4 202	2 784
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	13	gewerbliche Hypothekendarlehen	1 881	1 881
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	private Hypothekendarlehen	851	770
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Eurokredite	1 500	1 323
HVB Real Estate Bank AG	HVB Real Estate 2001-1	55	private Hypothekendarlehen	1 147	494
HVB Real Estate Bank AG	NürnbergHyp 2001-1	48	private Hypothekendarlehen	355	279
Westfälische Hypothekenbank AG	Dutch Dream 2001-1	7	gewerbliche Hypothekendarlehen	848	700
Westfälische Hypothekenbank AG	European Dream 2001-1	5	europäische MBS	968	773
Württembergische Hypothekenbank AG	WürttHyp 2000-1	11	gewerbliche Hypothekendarlehen	908	694
Summe 2001				**8 458**	**6 914**
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Firmenkundenkredite	1 008	874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	52	private Hypothekendarlehen	4 835	1 874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	52	private Hypothekendarlehen	4 839	1 832
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Firmenkundenkredite	1 169	1 148
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Eurokredite	3 000	2 714
HVB Real Estate Bank AG	PROVIDE Comfort 2002-1	54	private Hypothekendarlehen	2 861	1 523
Westfälische Hypothekenbank AG	DUKE 2002	6	gewerbliche Hypothekendarlehen	832	788
Westfälische Hypothekenbank AG	GECO 2002	7	gewerbliche Hypothekendarlehen	1 021	885
Württembergische Hypothekenbank AG	WürttHyp EU-1	26	gewerbliche Hypothekendarlehen	982	838
Summe 2002				**20 547**	**12 476**
Insgesamt				**33 207**	**22 174**

58

VERBINDLICHKEITEN GEGENÜBER KREDITINSTITUTEN

Verbindlichkeiten gegenüber Kreditinstituten in Deutschland und übrigen Regionen:

	2002	2001
	in Mio €	
Kreditinstitute in Deutschland	29 919	40 607
Kreditinstitute in übrigen Regionen	113 442	94 017
Insgesamt	**143 361**	**134 624**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

	2002	2001
	in Mio €	
Täglich fällig	13 280	11 036
Befristet mit Restlaufzeit	130 081	123 588
bis 3 Monate	81 879	81 556
über 3 Monate bis 1 Jahr	22 493	14 959
über 1 Jahr bis 5 Jahre	9 744	8 495
über 5 Jahre	15 965	18 578
Insgesamt	**143 361**	**134 624**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	597	593
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	11 135	11 629
Insgesamt	**11 732**	**12 222**

59

VERBINDLICHKEITEN GEGENÜBER KUNDEN

Verbindlichkeiten gegenüber Kunden in Deutschland und übrigen Regionen:

	2002	2001
	in Mio €	
Kunden in Deutschland	75 002	81 911
Kunden in übrigen Regionen	79 920	89 751
Insgesamt	**154 922**	**171 662**

Verbindlichkeiten gegenüber Kunden nach Fristen – Spareinlagen und Einlagen aus dem Bauspargeschäft:

	2002	2001
	in Mio €	
Befristet mit Restlaufzeit		
bis 3 Monate	14 065	13 824
über 3 Monate bis 1 Jahr	3 536	3 293
über 1 Jahr bis 5 Jahre	5 873	6 324
über 5 Jahre	7 026	5 818
Insgesamt	**30 500**	**29 259**

Andere Verbindlichkeiten:

	2002	2001
	in Mio €	
Täglich fällig	49 548	54 001
Befristet mit Restlaufzeit	74 874	88 402
bis 3 Monate	42 746	59 302
über 3 Monate bis 1 Jahr	8 987	6 267
über 1 Jahr bis 5 Jahre	12 274	12 554
über 5 Jahre	10 867	10 279
Insgesamt	**124 422**	**142 403**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	1 218	822
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	1 047	624
Insgesamt	**2 265**	**1 446**

60

VERBRIEFTE VERBINDLICHKEITEN

Verbriefte Verbindlichkeiten nach Geschäftsarten:

	2002	2001
	in Mio €	
Begebene Inhaber schuldverschreibungen	213 728	248 584
Hypothekenpfandbriefe	56 330	50 878
Öffentliche Pfandbriefe	79 009	85 150
Sonstige Schuldverschreibungen	76 187	109 927
Geldmarktpapiere	2 202	2 629
Begebene Namenspapiere	52 466	54 288
Hypothekenpfandbriefe	34 716	36 440
Öffentliche Pfandbriefe	17 645	17 848
Sonstige Schuldverschreibungen	105	—
Andere verbriefte Verbindlichkeiten	5 367	7 837
Insgesamt	**271 561**	**310 709**

Verbriefte Verbindlichkeiten nach Fristen:

	2002	2001
	in Mio €	
Befristet mit Restlaufzeit		
bis 3 Monate	33 351	59 217
über 3 Monate bis 1 Jahr	45 089	47 031
über 1 Jahr bis 5 Jahre	130 274	137 066
über 5 Jahre	62 847	67 395
Insgesamt	**271 561**	**310 709**

Verbriefte Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	1 776	—
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	111	143
Insgesamt	**1 887**	**143**

61

HANDELSPASSIVA

Als Handelspassiva werden die negativen beizulegenden Zeitwerte aus derivativen Handelsinstrumenten ausgewiesen. Daneben sind hier vom Handel emittierte Optionsscheine und Zertifikate enthalten.

62

RÜCKSTELLUNGEN

	2002	2001
	in Mio €	
Rückstellungen für Pensionen und ähnliche Verpflichtungen	4 664	4 591
Steuerverpflichtungen	4 736	4 001
Tatsächliche Steuern	729	1 011
Latente Steuern	4 007	2 990
Restrukturierungsrückstellungen	323	94
nach IAS 22.31	25	72
nach IAS 37	298	22
Rückstellungen im Kreditgeschäft	464	381
Sonstige Rückstellungen	744	804
darunter:		
Langfristige Verpflichtungen gegenüber Arbeitnehmern	206	208
Insgesamt	**10 931**	**9 871**

Pensionsrückstellungen

Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckten Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58) und IAS 19.104 materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden. Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 98 Mio € (2001: 111 Mio €).

Bei der Berechnung der Rückstellung für die betriebsinternen Pensionsansprüche wurde der Zinssatz im Vergleich zum Vorjahr leicht gesenkt; die anderen Bewertungsparameter blieben unverändert:

	2002	2001
	in %	
Zinssatz	5,5	5,75
Rentendynamik	1,5	1,5
Gehalts- bzw. Anwartschaftsdynamik	2,5	2,5
Karrieredynamik	0 – 1,5	0 – 1,5

Der Barwert der erdienten betriebsinternen Pensionsverpflichtungen betrug 4782 Mio € (2001: 4636 Mio €).

Die ungetilgten versicherungstechnischen Verluste beliefen sich auf 118 Mio € (2001: 42 Mio € Verluste); der Korridor von 10% wurde nicht überschritten.

Die in der Bilanz passivierte Rückstellung für Pensionsverpflichtungen hat sich wie folgt entwickelt:

in Mio €	
Stand 1. 1. 2002	**4 591**
+ Pensionsaufwand	370
– Liquiditätswirksame Zahlungen	286
+/– Veränderungen im Konsolidierungskreis	– 9
+/– Veränderungen aus Währungsumrechnungen	– 2
Stand 31. 12. 2002	**4 664**

Der Pensionsaufwand setzt sich aus dem Barwert der im Geschäftsjahr erdienten Pensionsansprüche in Höhe von 114 Mio € (2001: 107 Mio €) und dem Zinsaufwand in Höhe von 256 Mio € (2001: 339 Mio €) zusammen.

Restrukturierungs- und sonstige Rückstellungen:

	Restrukturierungs-rückstellungen im Zusammenhang mit der Integration der Bank Austria	Restrukturierungs-rückstellungen nach IAS 37	Rückstellungen im Kreditgeschäft	Sonstige Rückstellungen
		in Mio €		
Stand 1. 1. 2002	**72**	**22**	**381**	**804**
Veränderungen im Konsolidierungskreis	—	—	3	– 62
Veränderungen aus Währungsumrechnungen	—	—	– 14	– 1
Zuführungen zu den Rückstellungen	—	288	260	194
Auflösungen	—	2	149	42
Umbuchungen	—	—	– 12	1
Inanspruchnahmen	47	10	5	150
Stand 31. 12. 2002	**25**	**298**	**464**	**744**

Um rückläufige Erträge insbesondere im Geschäftsfeld Deutschland zu kompensieren, haben wir ein umfangreiches Maßnahmenpaket zur Aufwandsreduzierung beschlossen. Dies sieht sowohl Filialschließungen und Standortoptimierungen als auch Kapazitätsanpassungen durch die Bündelung von Tätigkeiten und Funktionen sowie die Verschlankung der Führungsstrukturen bei Stabs- und Back-Office-Einheiten vor. Hierzu werden Mietabstandszahlungen, Rückbaukosten und Ähnliches für angemietete Objekte sowie Zahlungen im Zusammenhang mit Abfindungs- und Altersteilzeitregelungen anfallen, für die wir in 2002 eine Restrukturierungsrückstellung in Höhe von 286 Mio € – saldiert mit Auflösungen – gebildet haben. Die Rückstellungen für Personalaufwendungen werden überwiegend in 2003, die Rückstellung für Objektmaßnahmen im Wesentlichen bis 2010 verbraucht.

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit.

63

SONSTIGE PASSIVA

	2002	2001
	in Mio €	
Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten	16 464	12 236
Sonstige Verbindlichkeiten	3 913	7 470
Rechnungsabgrenzungsposten	1 172	1 182
Insgesamt	**21 549**	**20 888**

Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die negativen beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren negativer beizulegender Zeitwert sich auf 16,0 Mrd € beläuft (2001: 11,3 Mrd €).

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Verbindlichkeiten aus Verlustübernahmen, Verrechnungssalden sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten wegen Provisionen, Zinsen, Sachaufwand und Ähnliches.

64

NACHRANGKAPITAL

	2002	2001
	in Mio €	
Nachrangige Verbindlichkeiten	15 348	16 867
Genussrechtskapital	2 799	2 970
Hybride Kapitalinstrumente	4 164	3 650
Insgesamt	**22 311**	**23 487**

Nachrangkapital nach Fristen:

	2002	2001
	in Mio €	
Befristet mit Restlaufzeit		
bis 3 Monate	569	613
über 3 Monate bis 1 Jahr	1 363	1 705
über 1 Jahr bis 5 Jahre	3 381	4 623
über 5 Jahre	16 998	16 546
Insgesamt	**22 311**	**23 487**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2002 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5a bzw. 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Nachrangige Verbindlichkeiten

In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrages übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Für nachrangige Verbindlichkeiten sind Zinsaufwendungen von 1069 Mio € angefallen. In der Position nachrangige Verbindlichkeiten sind anteilige Zinsen in Höhe von 382 Mio € enthalten.

Nachrangige Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

	2002	2001
	in Mio €	
Verbundene, nicht einbezogene Unternehmen	161	167
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	—	12
Insgesamt	**161**	**179**

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich aus den folgenden wesentlichen Emissionen zusammen:

Emittent	Emissions-jahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
Bank Austria AG	1997	Inhaber-Genussscheine	73	6,25	2008
Bank Austria AG	2000	Inhaber-Genussscheine	100	var. verzinst	2007
Bank Austria AG	2000	Inhaber-Genussscheine	73	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	145	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	154	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	307	var. verzinst	2009
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	511	6,75	2007
HVB Real Estate Bank Aktiengesellschaft	1995	Inhaber-Genussscheine	64	var. verzinst	2005
HVB Real Estate Bank Aktiengesellschaft	1999	Inhaber-Genussscheine	70	7,00	2009
Vereins- und Westbank AG	1993	Inhaber-Genussscheine	51	7,75	2003
Vereins- und Westbank AG	1995	Inhaber-Genussscheine	102	8,50	2005
Vereins- und Westbank AG	2001	Inhaber-Genussscheine	85	6,30	2011
Westfälische Hypothekenbank AG	1998	Inhaber-Genussscheine	51	var. verzinst	2009
Württembergische Hypothekenbank AG	1994	Inhaber-Genussscheine	51	7,90	2003
Württembergische Hypothekenbank AG	1997	Inhaber-Genussscheine	102	6,75	2007
Württembergische Hypothekenbank AG	2001	Inhaber-Genussscheine	50	7,00	2011
Württembergische Hypothekenbank AG	2002	Inhaber-Genussscheine	50	7,00	2012

Der Zinsanspruch mindert sich insoweit, als sich durch eine Ausschüttung ein Jahresfehlbetrag bzw. ein Bilanzverlust bei den jeweiligen Emittenten ergeben würde. Die Genussscheininhaber nehmen an einem etwaigen Jahresfehlbetrag eines Emittenten durch Minderung ihrer Rückzahlungsansprüche teil, und zwar im Verhältnis der Rückzahlungsansprüche zu dem in der Bilanz ausgewiesenen gezeichneten Kapital zuzüglich Gewinn-und Kapitalrücklagen sowie Genussscheinkapital.

Aus Jahresüberschüssen der Folgejahre sind die Rückzahlungsansprüche wieder bis zum Nennbetrag zu erhöhen. Die Genussscheine verbriefen nachrangige Gläubigerrechte; sie gewähren keinen Anteil am Liquidationserlös.

Hybride Kapitalinstrumente

Per 31. Dezember 2002 trägt hybrides Kernkapital in Höhe von 4164 Mio € zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So ist bei Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von 10 Jahren, bei Preferred Shares eine im Hinblick auf den Investor unbegrenzte Laufzeit vorgeschrieben. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus können hybride Kapitalemissionen sowohl als zeitlich unbegrenzte Instrumente als auch als langfristige rückzahlbare Emissionen begeben werden.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl vom Bundesaufsichtsamt für das Kreditwesen als auch vom Baseler Bankenausschuss ausdrücklich bestätigt. Allerdings darf der Anteil des rückzahlbaren, hybriden Kernkapitals 15% des gesamten Kernkapitals nicht überschreiten.

65

ANTEILE IN FREMDBESITZ

	in Mio €
Stand 1. 1. 2002	**3 050**
Erfolgsneutrale Bewertungsanpassungen von Finanzinstrumenten	54
Erfolgswirksame Wertänderungen von Finanzinstrumenten	24
Zugang aus Kapitalerhöhungen	101
Abgang aus Kapitalherabsetzungen	– 270
Einstellung aus dem Jahresüberschuss	– 29
Ausschüttungen	– 47
Veränderungen des Konsolidierungskreises	– 2 010
Veränderungen aus Währungseinfluss und sonstige Veränderungen	– 60
Stand 31. 12. 2002	**813**

66

EIGENKAPITAL

Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HVB AG:

Zusammensetzung des gezeichneten Kapitals:

Am 31. Dezember 2002 war das gezeichnete Kapital der HVB AG in Höhe von 1609 Mio € eingeteilt in:

	2002	2001
	in Stück	
auf den Inhaber lautende Stammaktien	521 735 101	521 735 101
auf den Namen lautende Vorzugsaktien ohne Stimmrecht	14 553 600	14 553 600

Genehmigtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag	Stand 31.12.2002
		in Mio €	in Mio €
2001	22.5.2006	780	780

Bedingtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag	Stand 31.12.2002
		in Mio €	in Mio €
2000	3.5.2005	300	300

Aufgliederung der Gewinnrücklagen:

	2002	2001
	in Mio €	
Gesetzliche Rücklage	56	56
Rücklage für eigene Anteile	—	—
Andere Gewinnrücklagen	2 826	4 270
Insgesamt	**2 882**	**4 326**

67

EIGENE AKTIEN

Optionen auf Aktien der HVB AG, die von einer Tochtergesellschaft gehalten werden, sind von der Kapitalrücklage abgezogen. Darüber hinaus hatten weder wir noch von uns abhängige oder in unserem Mehrheitsbesitz stehende Unternehmen Aktien (eigene Aktien) oder andere Eigenkapitalinstrumente der HVB AG im Bestand.

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 59 199 728 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 27,22 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 27,26 € je Stück wieder veräußert. Die gekauften Stücke entsprechen einem Betrag von 178 Mio € bzw. 11,0% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während des Berichtsjahres auf 1 068 300 Stück (das entspricht einem Betrag von 3 Mio € bzw. 0,2% des Grundkapitals).

Am Jahresende waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß §71e Abs. 1 Satz 2 AktG insgesamt 2 913 210 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 9 Mio € bzw. einem Anteil von 0,5% des Grundkapitals.

68

VERMÖGENSWERTE UND VERBINDLICHKEITEN IN FREMDWÄHRUNG

Der Gesamtbetrag der Vermögenswerte in Fremdwährung belief sich am Bilanzstichtag auf umgerechnet 135,7 Mrd €, der der Verbindlichkeiten auf umgerechnet 137,7 Mrd €. Davon entfallen auf unsere bedeutendsten Fremdwährungen:

	2002	2001
	in Mio €	
Fremdwährungsaktiva	135 686	167 370
darunter:		
USD	62 081	92 352
JPY	14 196	15 981
CHF	19 351	18 613
Fremdwährungspassiva (ohne Eigenmittel)	137 720	191 104
darunter:		
USD	71 519	120 850
JPY	12 787	11 259
CHF	10 178	13 113

Betragliche Unterschiede zwischen Fremdwährungsaktiva und -passiva ergeben sich, weil nur die bilanziellen Posten in dieser Aufstellung berücksichtigt werden. Das außerbilanzielle Volumen ist nicht enthalten, also auch nicht die zur Sicherung abgeschlossenen Geschäfte.

69

TREUHANDGESCHÄFTE

Die nachfolgenden Tabellen zeigen das Volumen der in der Konzernbilanz nicht ausgewiesenen Treuhandgeschäfte.

Treuhandvermögen:

	2002	2001
	in Mio €	
Forderungen an Kreditinstitute	196	1 385
Forderungen an Kunden	1 499	2 220
Aktien und andere nicht festverzinsliche Wertpapiere	51	5
Schuldverschreibungen	15	5
Beteiligungen	74	72
Sachanlagen	141	144
Sonstige Vermögenswerte	3	4
Restliche Treuhandforderungen	1	1
Insgesamt	**1 980**	**3 836**

Treuhandverbindlichkeiten:

	2002	2001
	in Mio €	
Verbindlichkeiten gegenüber Kreditinstituten	402	538
Verbindlichkeiten gegenüber Kunden	1 109	2 809
Verbriefte Verbindlichkeiten	326	329
Sonstige Verbindlichkeiten	143	160
Insgesamt	**1 980**	**3 836**

70

SICHERHEITENÜBERTRAGUNG FÜR EIGENE VERBINDLICHKEITEN

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben, sowie Sicherheitsleistungen für Rückgabeverpflichtungen aus Wertpapierleihgeschäften.

Sie gliedern sich wie folgt:

	2002	2001
	in Mio €	
Verbindlichkeiten gegenüber Kreditinstituten	42 249	31 000
Verbindlichkeiten gegenüber Kunden	4 695	12 891
Verbriefte Verbindlichkeiten	4 457	3 817
Eventualverbindlichkeiten	105	—
Insgesamt	**51 506**	**47 708**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

	2002	2001
	in Mio €	
Handelsaktiva	8 350	10 636
Forderungen an Kreditinstitute	318	2 408
Forderungen an Kunden	19 105	18 043
Finanzanlagen	23 733	16 501
Sachanlagen	—	120
Insgesamt	**51 506**	**47 708**

71

ERLÄUTERUNGEN ZU DEN POSITIONEN DER KAPITALFLUSSRECHNUNG

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahres, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit«, und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem Betriebsergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve und enthält den Kassenbestand, die Guthaben bei Zentralnotenbanken sowie die Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen, die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der at-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2002 wurden Erlöse aus der Veräußerung von Anteilen an vollkonsolidierten Unternehmen in Höhe von 353 Mio € erzielt und keine wesentlichen Anteile erworben. Vermögenswerte und Verbindlichkeiten der veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

	in Mio €
Aktiva	
Barreserve	64
Handelsaktiva	643
Forderungen an Kreditinstitute	259
Forderungen an Kunden	1 579
Risikovorsorge	– 164
Finanzanlagen	946
Sachanlagen	519
Übrige Aktiva	198
Passiva	
Verbindlichkeiten gegenüber Kreditinstituten	1 522
Verbindlichkeiten gegenüber Kunden	774
Rückstellungen	54
Übrige Passiva	1 413

Änderungen des Zahlungsmittelbestandes, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

72

BEIZULEGENDE ZEITWERTE DER FINANZINSTRUMENTE

Die angegebenen beizulegenden Zeitwerte der Finanzinstrumente im Sinne von IAS 32 entsprechen nach unserer Auffassung den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die beizulegenden Zeitwerte wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

Die beizulegenden Zeitwerte bestimmter zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der beizulegende Zeitwert der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die beizulegenden Zeitwerte der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster, zukünftig erwarteter Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der beizulegende Zeitwert von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet.

Die beizulegenden Zeitwerte von unwiderruflichen Kreditzusagen und Eventualverbindlichkeiten entsprechen ihren Buchwerten.

Die Differenz zwischen den beizulegenden Zeitwerten und den Buchwerten beträgt bei den Aktiva 20,5 Mrd € und bei den Passiva 7,1 Mrd €. Der Saldo dieser Werte beträgt 13,4 Mrd € (2001: 6,4 Mrd €). Die Entwicklung dieser Größe im Zeitablauf hängt von Veränderungen der Börsenkurse und der in die Berechnung der beizulegenden Zeitwerte einfließenden Bewertungsparameter, insbesondere von Veränderungen des Zinsniveaus sowie Bestandsveränderungen bei den Finanzinstrumenten ab.

	2002 Buchwerte	2002 Beizulegender Zeitwert	2001 Buchwerte	2001 Beizulegender Zeitwert
	in Mrd €			
Aktiva				
Barreserve	5,4	5,4	8,0	8,0
Handelsaktiva	85,3	85,3	69,2	69,2
Forderungen an Kreditinstitute inkl. zugehörige Derivate	73,6	74,9	89,0	89,6
Forderungen an Kunden inkl. zugehörige Derivate	396,5	415,1	419,6	429,5
Finanzanlagen inkl. zugehörige Derivate	100,8	101,4	113,9	114,3
Sonstige Aktiva	9,5	9,5	10,2	10,2
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten inkl. zugehörige Derivate	143,4	143,9	145,3	145,7
Verbindlichkeiten gegenüber Kunden inkl. zugehörige Derivate	154,9	156,1	215,2	217,8
Verbriefte Verbindlichkeiten inkl. zugehörige Derivate	271,6	276,3	256,6	257,9
Handelspassiva	51,5	51,5	29,1	29,1
Sonstige Passiva	16,5	16,5	12,2	12,2
Nachrangkapital	22,3	23,0	23,4	23,6
Sonstige Positionen				
Eventualverbindlichkeiten	38,6	38,6	37,7	37,7
Unwiderrufliche Kreditzusagen	60,9	60,9	66,1	66,1

73

WESENTLICHE KONZENTRATIONEN VON AKTIVA UND PASSIVA

Das Aktiv- und Passivgeschäft des Konzerns hat eine ausgewogene Struktur und enthält keine signifikanten Konzentrationen.

Anteil am Kreditvolumen in %	2002	2001
Kommunaldarlehen	16,7	17,5
Immobilienfinanzierungen	41,0	38,3
Übrige Forderungen	34,4	36,7
Eventualverbindlichkeiten	7,9	7,5
Insgesamt	**100,0**	**100,0**

Auch die ausgewogene Fristenstruktur unseres Passivgeschäfts lässt keine signifikanten Risikokonzentrationen erkennen.

Ausführliche Angaben zu den Risiken unseres Geschäfts haben wir in den Risk Report aufgenommen.

74

BANKAUFSICHTSRECHTLICHE KENNZAHLEN (AUF HGB-BASIS)

Nach der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/ gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Gleichzeitig ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen (einschließlich der Optionsgeschäfte) errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Kern- und Ergänzungskapital (Eigenkapital) sowie den Drittrangmitteln. Bei den Drittrangmitteln handelt es sich um kurzlaufende nachrangige Verbindlichkeiten, die wir nur zur Unterlegung der Marktrisikopositionen verwenden. Zur Messung der Marktrisikopositionen haben wir im Konzern interne Modelle eingesetzt.

Die Eigenmittel nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2002 wie folgt dar:

	2002	2001
Eigenmittel[1]	**in Mio €**	
Kernkapital	19 126	21 734
Ergänzungskapital	12 666	17 526
Eigenkapital	**31 792**	**39 260**
Drittrangmittel	1 649	2 269
Eigenmittel insgesamt	**33 441**	**41 529**
Gewichtete Risikoaktiva	**in Mrd €**	
Bilanzaktiva	300	324
Außerbilanzielle Geschäfte	41	41
Gewichtete Risikoaktiva insgesamt	**341**	**365**
Marktrisikopositionen	**in Mio €**	
Währungsrisiken	83	297
Rohwarenrisiken	—	—
Handelsbuchrisiken (inkl. interner Modelle)	2 074	2 787
Optionsrisiken	151	93
Marktrisikopositionen insgesamt	**2 308**	**3 177**

[1] Konsolidiert gemäß § 10 a KWG.

Zum 31. Dezember 2002 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Quoten gemäß Baseler Eigenmittelempfehlung:

	2002	2001
	in %	
Kernkapitalquote	5,6	6,0
Eigenkapitalquote	9,3	10,8
Eigenmittelquote (Gesamtkennziffer)	9,1	10,3

Nach §§ 10 und 10a KWG belaufen sich die Eigenmittel auf 34 546 Mio €. Das haftende Eigenkapital, das sich aus Kern- und Ergänzungskapital abzüglich des Abzugspostens zusammensetzt, beträgt 32 532 Mio €. Dem Ergänzungskapital haben wir keine nicht realisierten Reserven nach § 10 Abs. 2 b Satz 1 Nr. 6 und 7 KWG zugerechnet.

75

EVENTUALVERBINDLICHKEITEN UND ANDERE VERPFLICHTUNGEN

	2002	2001
	in Mio €	
Eventualverbindlichkeiten[1]	**38 595**	**37 683**
Aus weitergegebenen abgerechneten Wechseln	27	130
Aus Bürgschaften und Gewährleistungsverträgen	38 568	37 553
Kreditbürgschaften	10 277	9 995
Erfüllungsgarantien und Gewährleistungen	25 644	25 262
Handelsbezogene Bürgschaften (Akkreditive)	2 647	2 296
Andere Verpflichtungen	**66 757**	**77 883**
Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	503	997
Unwiderrufliche Kreditzusagen	60 901	66 053
Buchkredite	52 199	57 045
Avalkredite	3 357	3 289
Hypotheken- und Kommunaldarlehen	4 953	5 364
Wechselkredite	392	355
Lieferverpflichtungen aus Wertpapierleihen	2 666	8 100
Sonstige Verpflichtungen	2 687	2 733
Insgesamt	**105 352**	**115 566**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung. Bürgschafts- und Gewährleistungsverpflichtungen sowie unwiderrufliche Kreditzusagen gegenüber nicht einbezogenen Tochterunternehmen beliefen sich auf 395 Mio € bzw. 260 Mio €.

Den größten Einzelposten unter den sonstigen finanziellen Verpflichtungen stellen die Platzierungs- und Übernahmeverpflichtungen in Höhe von 591 Mio € dar. Ferner bestehen sonstige finanzielle Verpflichtungen unter anderem aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus der Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten. Sie belaufen sich auf 450 Mio € jährlich. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG Immobilienfonds der Tochtergesellschaft II H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/ Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2002 auf 526 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß § 24 GmbHG bestanden bei sechs Gesellschaften mit beschränkter Haftung in Höhe von 17 Mio €. Weitere Einzahlungsverpflichtungen in Höhe von 3 Mio € betreffen Sondervermögen.

Bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, bestand Ende 2002 eine anteilige Nachschusspflicht gemäß § 26 GmbHG in Höhe von 55 Mio €, sowie bei der CMP Fonds I GmbH in Höhe von 33 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an 9 Personengesellschaften.

Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Vereinsbank Victoria Bauspar AG abgegeben.

Neben der HVB AG und deren verbundenen Kreditinstituten in Deutschland haften unsere Tochtergesellschaften in den übrigen Regionen als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen.

76

PATRONATSERKLÄRUNG

Für die folgenden Gesellschaften trägt die HVB AG, abgesehen vom Fall des politischen Risikos, im Rahmen ihrer Anteilsquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Gebrüder Bethmann, Frankfurt/Main
Bankhaus Maffei & Co. KGaA, München
DAB Bank AG, München[1]
Financial Markets Service Bank GmbH, München
HVB Real Estate Bank Aktiengesellschaft, München
norisbank Aktiengesellschaft, Nürnberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Kreditinstitute in übrigen Regionen
Banco Inversión S. A., Madrid
Bank Austria Aktiengesellschaft, Wien[1]
Bank Przemyslowo-Handlowy PBK S. A., Krakau
Bank von Ernst & Cie. AG, Bern
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Real Estate Capital France S. A., Paris
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
Pfandbrief Bank International S. A., Luxemburg

3. Finanzdienstleistungsinstitute
HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria s.p.A., Mailand
HVB Alternative Investment AG, Wien[3]

4. Finanzunternehmen
HVB Alternative Financial Products AG, Wien
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia s.p.A., Mailand
HVB Risk Management Products Inc., New York

5. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

---

1 Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.
2 Mittelbar gehalten über HVB Real Estate Bank AG, München.
3 Vormals Schoeller Capital Management AG, Wien.

77

ANGABEN ÜBER GESCHÄFTSBEZIEHUNGEN MIT NAHESTEHENDEN UNTERNEHMEN UND PERSONEN

Bezüge an Organmitglieder sowie Bereichsvorstände und Konzernbereichsleiter:

	Fixum		Erfolgsbezogene Komponenten		Komponenten mit langfristiger Anreizwirkung		Insgesamt	
	2002	2001	2002	2001	2002	2001	2002	2001
	in Mio €							
An Mitglieder des Vorstands der HVB AG	6	13	4	10	—	4	10	27
An Mitglieder des Aufsichtsrats der HVB AG für Aufsichtsratstätigkeit	1	1	—	1			1	2
An Mitglieder des Beirats und des europäischen Beraterkreises							1	1
An frühere Mitglieder des Vorstands der HVB AG und deren Hinterbliebene							14	20
An Bereichsvorstände und Konzernbereichsleiter							19	20

Mitglieder des Aufsichtsrats erhielten in 2002 keine Bezüge für persönlich erbrachte Leistungen.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2002 Pensionsrückstellungen im Konzern in Höhe von 92 Mio €.

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtrats- und Vorstandsmitglieder sowie an Bereichsvorstände und Konzernbereichsleiter der HVB AG wie folgt dar:

	2002	2001
	in Mio €	
An Mitglieder des Vorstands der HVB AG	12	10
An Mitglieder des Aufsichtsrats der HVB AG	2	6
An Bereichsvorstände und Konzernbereichsleiter	9	9

Seit Inkrafttreten des Vierten Finanzmarktförderungsgesetzes am 1. Juli 2002 von Mitgliedern des Vorstands und des Aufsichtsrats erworbene oder veräußerte Aktien und Derivate auf Aktien der HVB AG gemäß Mitteilungspflicht nach § 15a WpHG (DirectorsDealings):

	Transaktionsart	Bezeichnung des Wertpapiers bzw. Derivats	Wertpapierkennnummer/ ISIN-Nummer	Datum des Geschäftsabschlusses	Preis je Stück	Stückzahl	Nennbetrag des Wertpapiers bzw. Derivats
Kurt F. Viermetz	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	25.7.2002	20, –€	25 000	3, – €h je Stück insgesamt 75 000, €
Kurt F. Viermetz	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	28.10.2002	14,24€	30 000	3, – € je Stück insgesamt 90 000, €
Hanns-Peter Kreuser	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	12.7.2002	29, –€	2 500	3, – € je Stück insgesamt 7500, –€

Die Mitglieder des Vorstands und des Aufsichtsrats hielten am 31. Dezember 2002 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

78

MITARBEITERINNEN UND MITARBEITER

Durchschnittlicher Personalstand:

	2002	2001
Mitarbeiter (ohne Auszubildende)	64 768	68 415
Vollzeitbeschäftigte	55 852	59 598
Teilzeitbeschäftigte	8 916	8 817
Auszubildende	2 150	2 286

79

GESCHÄFTSSTELLEN

Geschäftsstellen nach Regionen:

		Zugänge	Abgänge			
	2001	Neueröffnungen	Schließeungen	Zusammenlegungen	Veränderungen des Kons.-Kreises	2002
Deutschland						
Baden-Württemberg	38		1	2	+ 1	36
Bayern	444	1	5	11	+ 1	430
Berlin	27			2		25
Brandenburg	9		1			8
Bremen	12	1	2	1		10
Hamburg	52	1	2	1		50
Hessen	29			3	– 1	25
Mecklenburg-Vorpommern	7					7
Niedersachsen	33		1	1		31
Nordrhein-Westfalen	50	2	5	3	– 1	43
Rheinland-Pfalz	26					26
Saarland	11		1			10
Sachsen	28				– 1	27
Sachsen-Anhalt	18					18
Schleswig-Holstein	82		1			81
Thüringen	16		1	1		14
Zwischensumme	**882**	**5**	**20**	**25**	**– 1**	**841**
Übrige Regionen						
Österreich	529	3	5	69	– 1	457
Übriges Westeuropa	41	3	2		– 1	41
Zentral- und Osteuropa	749	10	81	1	+ 56	733
Amerika	20		2		– 3	15
Asien	15	2	1		– 1	15
Afrika	1					1
Australien	1					1
Zwischensumme	**1 356**	**18**	**91**	**70**	**+ 50**	**1 263**
Insgesamt	**2 238**	**23**	**111**	**95**	**+ 49**	**2 104**

MITGLIEDER DES AUFSICHTSRATS UND DES VORSTANDS

Aufsichtsrat

Dr. Dr. h. c. Albrecht Schmidt
Vorsitzender seit 7. 1. 2003

Herbert Betz
stv. Vorsitzender

Dr. Richard Trautner
stv. Vorsitzender
bis 31. 12. 2002

Kurt F. Viermetz
Vorsitzender bis 31. 12. 2002
stv. Vorsitzender seit 1. 1. 2003

Dr. Manfred Bischoff
seit 3. 7. 2002

Dr. Diethart Breipohl
bis 23. 5. 2002

Heidi Dennl bis 31. 1. 2003

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
bis 31. 1. 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
bis 23. 5. 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
seit 23. 5. 2002

Dr. Hans-Jürgen Schinzler
seit 3. 3. 2003

Christoph Schmidt

Jürgen E. Schrempp
bis 23. 5. 2002

Dr. Siegfried Sellitsch

Prof. Dr. Wilhelm Simson
seit 23. 5. 2002

Prof. Dr. Dr. h. c. Hans-Werner Sinn

Helmut Wunder

Vorstand

Stephan Bub

Dr. Egbert Eisele
bis 31. 12. 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
bis 31. 1. 2002

Michael Mendel
seit 1. 1. 2003

Dr. Claus Nolting
bis 31. 12. 2002

Dieter Rampl

Gerhard Randa

Dr. Dr. h. c. Albrecht Schmidt
bis 31. 12. 2002

Dr. Paul Siebertz
bis 31. 3. 2003

Dr. Wolfgang Sprißler

München, den 11. März 2003

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

Der Vorstand

Bub Jentzsch Mendel Rampl
Randa Siebertz Sprißler

BESTÄTIGUNGSVERMERK

Wir haben den von der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den International Financial Reporting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 aufgestellten Konzernlagebericht (Financial Review und Risk Report) erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht (Financial Review und Risk Report) insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht (Financial Review und Risk Report) für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 19. März 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter
Wirtschaftsprüfer

Pastor
Wirtschaftsprüfer

[DIESE SEITE WURDE ABSICHTLICH FREIGELASSEN]

JAHRESABSCHLUSS UND LAGEBERICHT 2002
DER HVB AG GEMÄSS HGB

INHALT

LAGEBERICHT

I. GESCHÄFTSVERLAUF UND LAGE

1. 2002: DIE HVB STELLT SICH DEN HERAUSFORDERUNGEN

Das Jahr 2002 brachte für das Bankgeschäft in Deutschland äußerst hohe Herausforderungen. Die ökonomischen Rahmenbedingungen haben sich im Jahresverlauf permanent verschlechtert, die Konjunkturprognosen wurden kräftig nach unten revidiert und die Insolvenzwelle erreichte mit rund 40 000 Unternehmensinsolvenzen in Deutschland einen neuen Höchststand. Gleichzeitig ging das Vertrauen von Investoren weiter zurück, sodass es an den internationalen Kapitalmärkten zu dramatischen Kurseinbrüchen und zu extrem hohen Volatilitäten kam. In diesem Umfeld wagten gerade noch fünf inländische Unternehmen in Deutschland ein Going Public, dabei erreichte das Emissionsvolumen den niedrigsten Stand seit 1983. Am Bondmarkt vergrößerten sich die Spreads im Zuge der steigenden Risikoerwartungen auf bisher nie gesehene Höhen. Vor diesem Hintergrund wurde das Rating deutscher Kreditinstitute auf den Prüfstand gestellt mit der Folge von Ratingherabstufungen. Dem konnte sich auch die HVB Group nicht entziehen. Die Ratingherabstufung wiederum verteuert unsere Refinanzierung und verschlechtert unsere Wettbewerbsposition insbesondere im Vergleich zu den öffentlich-rechtlichen Instituten.

Diese immensen Herausforderungen des abgelaufenen Jahres haben wir angenommen und richtungsweisende Konzepte erarbeitet und umgesetzt:

1. Die Führungsstruktur der HVB Group

Seit Beginn des Jahres 2002 steuerten wir die HVB Group nach der Führungsstruktur, die wir bereits in unserem Geschäftsbericht 2001 ausführlich vorgestellt hatten (vergleiche Kapitel »Neue Ausrichtung der HVB Group« im Band »Jahresbericht«). Diese Struktur führte zum Beispiel mit der Konzentration der weltweiten Kapitalmarktaktivitäten einschließlich der Betreuung global tätiger Konzerne und kapitalmarktfähiger Unternehmen in dem Geschäftsfeld Corporates & Markets zu einem kräftigen Schub im Handelsergebnis.

2. Schärfung des Profils durch weitere Fokussierung

Um unser Profil als eine der führenden Banken in Europa für das Privat- und Firmenkundengeschäft weiter zu schärfen, hatten wir im Herbst 2002 beschlossen, das gewerbliche Immobilienfinanzierungsgeschäft in einem neuen Immobilienfinanzierungs-Konzern zu bündeln und diesen von der HVB Group zu trennen. Darüber hinaus setzten wir die Veräußerung von Randaktivitäten konsequent fort. So verkauften wir im Berichtsjahr zum Beispiel unsere Anteile an der brasilianischen Banco BBA, der Bayerischen Immobilienleasing oder der Spaten-Brauerei. Auch unsere Directbroker-Aktivitäten haben wir deutlich redimensioniert und nach dem Verkauf der SelfTrade auf Deutschland und Österreich konzentriert.

3. Umfangreiches Maßnahmenbündel zur Kostensenkung

Bis zum Jahr 2004 wollen wir durch mehrere Projekte zur Effizienzsteigerung erhebliche Synergien einfahren. Dazu zählt in 2003 auch die vorzeitige Erfüllung eines in 2001 aufgelegten Programms zur Reduzierung der Mitarbeiterzahl im Konzern um 9100, das wir zum Jahresende 2002 bereits zu 75% umgesetzt hatten. In 2002 verringerte sich die durchschnittliche Zahl der Mitarbeiter in der HVB AG um 1795 bzw. rund 8% auf 20 570, die Zahl der Geschäftsstellen haben wir um 17 auf 529 reduziert. Auch die übrigen Maßnahmen zur Kostensenkung mit erheblichen Einschränkungen bei Dienstwagen, Reisekosten, Beraterhonoraren, Beschaffungen, Raumbelegungen und dergleichen haben bereits im abgelaufenen Jahr die erwarteten Einsparungen erbracht. Der Verwaltungsaufwand ohne Zuführung zu Restrukturierungsrückstellungen sank im Vergleich zum Vorjahr um 11,8% auf 3119 Mio €.

4. Restrukturierungen und Kapazitätsanpassungen insbesondere im Geschäftsfeld Deutschland

Um die rückläufige Nachfrage nach unseren Dienstleistungen insbesondere im Geschäftsfeld Deutschland zu kompensieren, haben wir ein zusätzliches umfangreiches Maßnahmenpaket zur Aufwandsreduzierung beschlossen, das erst in Zukunft wirken wird. Dies sieht sowohl weitere Filialschließungen und Standortoptimierungen als auch Kapazitätsanpassungen durch die Bündelung von Tätigkeiten und Funktionen sowie die Verschlankung der Führungsstrukturen bei Stabs- und Back-Office-Einheiten vor. Der hierdurch entstehende Restrukturierungsaufwand ist in der Erfolgsrechnung 2002 enthalten.

2. ERFOLGSRECHNUNG

GEWINN- UND VERLUSTRECHNUNG

	2002	2001	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	4 301	3 463	+ 838	+ 24,2
Provisionsüberschuss	945	1 028	– 83	– 8,1
Nettoergebnis aus Finanzgeschäften	450	328	+ 122	+ 37,3
Verwaltungsaufwendungen	3 378	3 538	– 16	– 4,5
Personalaufwand	1 680	1 782	– 102	– 5,7
Andere Verwaltungsaufwendungen[1]	1 698	1 756	– 58	– 3,4
Saldo der sonstigen betrieblichen Erträge/Aufwendungen	159	547	– 388	– 71,0
Betriebsergebnis vor Risikovorsorge	2 477	1 828	+ 649	+ 35,5
Risikovorsorge	2 271	877	+1 394	>+ 100,0
Betriebsergebnis	206	951	– 745	– 78,3
Saldo sonstiges Geschäft	121	– 64	+ 185	>+ 100,0
Abschreibungen auf Goodwill	246	—	+ 246	>+ 100,0
Ergebnis vor Steuern	81	887	– 806	– 90,9
Steuern	81	330	– 249	– 75,5
Jahresüberschuss	—	557	– 557	– 100,0
Einstellungen in Gewinnrücklagen	—	100	– 100	– 100,0
Bilanzgewinn	—	457	– 457	– 100,0

1 Einschließlich Normalabschreibungen auf Sachanlagen.

Zinsüberschuss

Der Zinsüberschuss hat sich im Vergleich zum Vorjahr um 24,2% auf 4301 Mio € kräftig erhöht. Positiv haben sich vor allem höhere Erträge aus unserem Anteilsbesitz niedergeschlagen, insbesondere die Sonderdividenden der VI-Industrie-Beteiligungsgesellschaft mbH, der HI-Vermogens-verwaltungsgesellschaft mbH und der HVB Gesellschaft für Gebäude mbH & Co KG. Bereinigt um die Sondereffekte im aktuellen und im Vorjahr war der Zinsüberschuss leicht rückläufig (–5,1%). Das ist vor allem auf niedrigere laufende Ausschüttungen aus unserem Anteilsbesitz, weiter sinkende Zinsspannen, Wechselkurseffekte aus der Umrechnung der Ergebnisse unserer Auslandsniederlassungen sowie den Rückgang der Risikoaktiva zurückzuführen.

Provisionsüberschuss

Der Provisionsuberschuss liegt mit 945 Mio € um 8,1% unter dem Vorjahreswert. Belastend wirkten die niedrigeren Erträge aus dem Wertpapier- und Depotgeschäft durch die fortgesetzte schlechte Verfassung der internationalen Aktienbörsen und durch den Stillstand im Emissionsgeschäft. Weiter erhöht haben sich dagegen die Erträge aus dem Vermittlungsgeschäft, in denen die Erträge aus unserer strategischen Partnerschaft mit der Münchener Rückversicherungs-Gruppe enthalten sind.

Nettoergebnis aus Finanzgeschäften

Das Nettoergebnis aus Finanzgeschäften konnten wir trotz der schwachen Märkte gegenüber dem Vorjahr um 37,3% auf 450 Mio € kräftig steigern. Von diesem Anstieg entfallen rund 85% auf das zins- und währungsbezogene Geschäft.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen liegen mit 3378 Mio € um 4,5% unter dem Vorjahreswert. Dabei ist zu berücksichtigen, dass wir in 2002 eine Restrukturierungsrückstellung für Abstandszahlungen, Rückbaukosten und Ähnliches für künftig nicht mehr benötigte Mietobjekte sowie Zahlungen im Zusammenhang mit Abfindungs- und Altersteilzeitregelungen zu Lasten des Verwaltungsaufwandes in Höhe von 259 Mio € gebildet haben. Ohne diese Rückstellung ist der Verwaltungsaufwand um 11,8% gesunken. Von den gesamten Verwaltungsaufwendungen entfielen 1680 Mio € auf Personalaufwendungen, die sich um 5,7% reduzierten. Der Rückgang resultierte überwiegend aus niedrigeren Bonuszahlungen, Synergieeffekten aus der abgeschlossenen Integration der ehemaligen Bank

Austria-Auslandsfilialen sowie geringeren Zuführungen für Pensionsrückstellungen für eine sinkende Zahl von Mitarbeitern. Die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen liegen mit 1698 Mio € um 3,4% unter dem Vorjahr.

Da die gesamten operativen Erträge, unter anderem durch die genannten Sondereffekte im Zinsüberschuss, um 9,1% stiegen und wir die Verwaltungsaufwendungen gleichzeitig reduzierten, verbesserte sich die Cost-Income-Ratio auf 57,7% (2001: 65,9%).

Saldo der sonstigen betrieblichen Erträge/Aufwendungen

Aus der Verschmelzung eines Finanzunternehmens, mit dem wir einen Teil unserer strategischen Aktienbestände abgesichert und kurzfristigen Geldhandel betrieben hatten, ist ein Ertrag in Höhe von 217 Mio € angefallen, der im Saldo der sonstigen betrieblichen Erträge/Aufwendungen (159 Mio €) ausgewiesen wird. Im Vorjahr wurden aus einer ähnlichen Transaktion 555 Mio € realisiert.

Risikovorsorge

Die konjunkturelle Entwicklung mit dem dramatischen Anstieg der Insolvenzen in Deutschland hat uns als Bank mit einem besonders stark ausgeprägten Standbein im Kreditgeschäft außerordentlich belastet. Das Bewertungsergebnis Kreditgeschäft haben wir daraufhin auf 2323 Mio € nach 934 Mio € im Vorjahr mehr als verdoppelt.

Das Ergebnis aus dem Liquiditätsvorsorgebestand belief sich auf 52 Mio € (2001: 57 Mio €).

Betriebsergebnis

Die HVB AG erzielte im Jahr 2002 ein Betriebsergebnis in Höhe von 206 Mio €, es liegt vor allem wegen der hohen Risikovorsorge um 78,3% unter dem Vorjahreswert.

Sonstiges Geschäft

Im Saldo sonstiges Geschäft weisen wir einen Ertrag in Höhe von 121 Mio € aus (2001: –64 Mio €). Das Ergebnis wurde unter anderem durch Erlöse aus der Veräußerung von Tochterunter-nehmen (Westfälische Hypothekenbank Aktiengesell-schaft und Württembergische Hypothekenbank Aktiengesellschaft an andere Konzernunternehmen sowie Bayerische Immobilien-Leasing GmbH & Co. KG) und Beteiligungen (Deutsche Börse AG, Vermo Vermögensverwaltungsgesellschaft mbH) begünstigt. Auf unseren Anteilsbesitz nahmen wir 2002 Abschreibungen in Höhe von 478 Mio € vor. Die ebenfalls in dieser Position ausgewiesenen Aufwendungen aus Verlustübernahmen beliefen sich auf 207 Mio €.

Abschreibungen auf Goodwill

Den im Vorjahr unter immaterielle Anlagewerte ausgewiesenen Geschäfts-oder Firmenwert haben wir mit 246 Mio € in voller Höhe abgeschrieben.

Steuern

Der Aufwand für Steuern vom Einkommen und vom Ertrag hat sich entsprechend der Ergebnisentwicklung von 311 Mio € auf 77 Mio € verringert. Die sonstigen Steuern beliefen sich auf 4 Mio €.

Jahresüberschuss

Insgesamt erreichten wir in einem schwierigen Jahr trotz der hohen Risikovorsorge ein ausgeglichenes Ergebnis. Damit bestehen keine Möglichkeiten, die Rücklagen zu stärken oder eine Dividende auszuschütten.

3. BILANZ

Volumensentwicklung

Die Bilanzsumme der HVB AG belief sich zum 31. Dezember 2002 auf 343,1 Mrd €, das sind 9,3% weniger als im Vorjahr. Der Rückgang resultierte im Wesentlichen aus Forderungen an Kreditinstitute und Kunden sowie aus Wertpapieren.

Das Kreditvolumen (Kredite an Kreditinstitute und Kunden einschließlich Eventualverbindlichkeiten) haben wir auf 237,8 Mrd € (–2,4%) reduziert, davon entfielen 20,5 Mrd € (–7,2%) auf Kommunalkredite und 110,2 Mrd € (–1,1%) auf Hypothekendarlehen. Im Hypothekendarlehensgeschäft stieg der Anteil der Wohnbaufinanzierungen von 72,4% auf 73,1%, der Anteil der gewerblichen Finanzierungen fiel entsprechend von 27,6% auf 26,9%.

Die Bestände an Schuldverschreibungen und anderen festverzinslichen Wertpapieren haben wir um 14,7% auf 56,2 Mrd € verringert, während wir Aktien und andere nicht festverzinsliche Wertpapiere um 20,3% auf 10,6 Mrd € aufgestockt haben.

Die Anteile an Beteiligungen und verbundenen Unternehmen verringerten sich von 16,4 Mrd € auf 14,5 Mrd €. Der Rückgang resultiert im Wesentlichen aus der Verschmelzung eines Finanzunternehmens.

Refinanzierung

Die Refinanzierung wurde dem verminderten Aktivvolumen angepasst. Dabei haben wir insbesondere die Verbindlichkeiten gegenüber Kunden (–10,5%) und die verbrieften Verbindlichkeiten (–23,8%) reduziert, während wir die Verbindlichkeiten gegenüber Kreditinstituten um 9,8% ausweiteten.

Risikoaktiva und Marktrisikopositionen nach BIZ

Die Risikoaktiva der HVB AG nach den Eigenmittelempfehlungen des Baseler Ausschusses für Bankenaufsicht (BIZ) haben sich in 2002 um 6,1% auf 202,7 Mrd € verringert. Die Marktrisikopositionen beliefen sich auf 1,6 Mrd € (2001: 2,4 Mrd €).

Kernkapital und Eigenmittel nach KWG

Im Berichtsjahr stieg das Kernkapital nach festgestelltem Jahresabschluss um 2,5% auf 17,9 Mrd €. Die Eigenmittel, die neben dem haftenden Eigenkapital (25,4 Mrd €) auch die so genannten Drittrangmittel (1,0 Mrd €) einschließen, verringerten sich durch die abgeschmolzenen Neubewertungsreserven um 8,7% auf 26,4 Mrd €. Die Kernkapitalquote belief sich auf 9,3% nach 8,9% im Vorjahr; die Eigenmittelquote reduzierte sich auf 12,1% (2001: 12,6%).

Liquidität

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert in 2002 durchschnittlich auf 1,2.

4. GESCHÄFTSSTELLEN

Die HVB AG unterhielt am Jahresende 529 Geschäftsstellen. Unser inländisches Filialnetz reduzierte sich um 19 auf 504 Geschäftsstellen. Im Ausland haben wir neue Repräsentanzen in Istanbul und in Abu Dhabi eröffnet.

5. VORGÄNGE NACH DEM 31. DEZEMBER 2002

Die beabsichtigte Übertragung des gewerblichen Immobilienfinanzierungsgeschäfts in die neue Hypo Real Estate Group und die anschließende Abspaltung von der HVB Group ist im Kapitel »Die Transformation der HVB Group« im Band »Jahresbericht« sowie detailliert in dem noch zu veröffentlichenden Spaltungsbericht dargestellt. Zur Vorbereitung dieses Schritts hatten wir bereits im Jahr 2002 die vorher von der HVB AG gehaltenen Anteile an der Württembergischen Hypotheken-bank, Westfälischen Hypothekenbank, HVB REC London, HVB REC France, HVB REC Italia und PBI Beteiligungsgesellschaft in Zwischenholdings eingebracht. Nach dem freiwilligen Erwerbsangebot im Herbst 2002 und weiteren Zukäufen hielten wir zum Jahresende 96,9% der Anteile an der HVB Real Estate Bank AG. Um auch die restlichen Anteile zu erhalten, bereiten wir derzeit einen Squeeze-Out vor. Potenzielle Risiken des bestehenden Portfolios der HVB Real Estate Bank AG werden durch die HVB AG bis zu einem Höchstbetrag von insgesamt 590 Mio € abgeschirmt. Hierfür haben wir Ende Januar

2003 eine Garantie übernommen, die für die Geschäftsjahre 2003 und 2004 wirksam ist. Auf der Hauptversammlung am 14. Mai 2003 werden die Aktionäre der HVB AG über die Abspaltung entscheiden.

GESCHÄFTSSTELLEN NACH REGIONEN

	2001	Zugange	Abgänge		2002
		Neu-eröffnungen	Schließungen	Zusammen-legungen	
Deutschland					
Baden-Württemberg	24	—	—	—	24
Bayern	392	—	4	8	380
Berlin	9	—	—	2	7
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	—	—	—	—
Hessen	12	—	—	2	10
Mecklenburg-Vorpommern	—	—	—	—	—
Niedersachsen	—	—	—	—	—
Nordrhein-Westfalen	21	1	1	—	21
Rheinland-Pfalz	22	—	—	—	22
Saarland	10	—	1	—	9
Sachsen	10	—	—	—	10
Sachsen-Anhalt	6	—	—	—	6
Schleswig-Holstein	—	—	—	—	—
Thüringen	9	—	1	1	7
Zwischensumme	**523**	**1**	**7**	**13**	**504**
Übrige Regionen					
Europa	7	—	—	—	7
Amerika	5	—	—	—	5
Asien	9	2	—	—	11
Afrika	1	—	—	—	1
Australien	1	—	—	—	1
Zwischensumme	**23**	**2**	**—**	**—**	**25**
Insgesamt	**546**	**3**	**7**	**13**	**529**

6. AUSBLICK

Die Prognosen, die sich auf die zukünftige Entwicklung der HVB AG beziehen, stellen Einschätzungen dar, die wir auf Basis aller uns zum jetzigen Zeitpunkt zur Verfügung stehenden Informationen getroffen haben. Sollten die den Prognosen zu Grunde gelegten Annahmen nicht eintreffen oder Risiken – wie die im Risikobericht angesprochenen – in nicht kalkulierter Höhe eintreten, so können die tatsächlichen Ergebnisse von den zurzeit erwarteten Ergebnissen abweichen. Der gesamtwirtschaftliche Ausblick für 2003, den wir unseren Planungen zu Grunde gelegt haben, ist im Konzernabschluss, Band »Jahresbericht« Kapitel »Ausblick« ausführlich dargelegt.

Neben den weiterhin trüben konjunkturellen Aussichten, die das Bankgeschäft auch im Jahr 2003 beeinträchtigen werden, erwarten wir aus der geplanten Trennung vom gewerblichen Immobilienfinanzierungsgeschäft und von dem Programm »Transformation 2003« erhebliche positive Auswirkungen auf unsere geschäftliche Entwicklung.

Unsere obersten Ziele 2003 sind die Stärkung der Kapitalbasis und der operativen Ertragskraft. Bis zum Jahresende wollen wir unsere Kernkapitalquote im Konzern auf bis zu 7% verbessern. Dazu sollen insbesondere rund 100 Mrd € Risikoaktiva abgebaut werden, davon 57 Mrd € durch die Trennung vom gewerblichen Immobilienfinanzierungsgeschäft und ca. 40 Mrd € durch die Verbriefung von Risiken (Securitization), Reduzierung des Kreditgeschäfts in Amerika und Asien, Portfolio-Verkäufe sowie Veräußerung von Beteiligungen ohne strategischen oder operativen Mehrwert. Diese Maßnahmen zielen auch darauf ab, unsere Bonität an den internationalen Kapitalmärkten zu stärken und dadurch die Refinanzierungsmoglichkeiten zu verbessern.

Darüber hinaus gilt es, in 2003 die Basis zu legen für eine nachhaltig höhere Rentabilität. Mittelfristig streben wir im Konzern eine Eigenkapitalrentabilität nach Steuern und vor Goodwillabschreibungen von mehr als 10% an. Bereits in 2003 soll das operative Ergebnis signifikant verbessert werden.

Die gesamten operativen Erträge der HVB AG wollen wir in 2003 im Vergleich zum Vorjahr ohne Sondereffekte leicht steigern. Dabei wird der Zinsüberschuss durch das abzutrennende gewerbliche Immobilienfinanzierungsgeschäft und den geplanten sonstigen Risikoaktiva-Abbau deutlich belastet. Für das verbleibende Volumen sollen Margenverbesserungen im Aktivgeschäft die steigenden Refinanzierungskosten überkompensieren. Sowohl der Provisionsüberschuss wie auch das Handelsergebnis bleiben durch die Trennung vom gewerblichen Immobilienfinanzierungsgeschäft und von dem Programm »Transformation 2003« weitgehend unberührt. Wir gehen davon aus, dass sich das Wertpapiergeschäft im Vergleich zu 2002 wieder belebt und erwarten daraus positive Effekte auf den Provisionsüberschuss. Das Handelsergebnis sollte noch stärker als im Vorjahr von unserem integrierten Kapitalmarkt- und Kundenansatz profitieren und deutlich zulegen.

Die im vergangenen Jahr eingeleiteten Kostensenkungsmaßnahmen werden sich in 2003 erstmals in vollem Umfang auswirken. Darüber hinaus erwarten wir deutliche Entlastungen aus der Restrukturierung und der Redimensionierung. Insgesamt planen wir einen Verwaltungsaufwand, der auf unter 3 Mrd € sinkt.

Eine spürbare Entspannung erwarten wir bei der Kreditrisikovorsorge, die deutlich unter dem Vorjahreswert bleiben sollte.

In den Positionen unterhalb des Betriebsergebnisses entfällt die Belastung aus der Abschreibung auf Geschäfts-oder Firmenwerte, die in 2002 einmalig angefallen war.

2003 wird ein Übergangsjahr sein mit erheblichen Anstrengungen zur Verbesserung unserer Kapitalbasis und Rentabilität. Die zu Jahresbeginn eingeleiteten Maßnahmen werden sich im Ergebnis 2003 noch nicht in vollem Umfang auswirken. Insgesamt rechnen wir für das Gesamtjahr auf Grund der beschriebenen Entwicklungen mit einem Ergebnis der HVB AG, das auf Grund der erheblichen Sondereffekte in 2002 qualitativ als wesentlich besser einzustufen ist.

RISIKOBERICHT

1. KONZERNWEITE RISIKOÜBERWACHUNG UND -STEUERUNG

Die HVB Group verfügt seit mehreren Jahren über ein konzernweites System der Risikoüberwachung und -steuerung, welches vollständig in unsere internen Planungs-, Steuerungs- und Kontrollprozesse integriert ist.

Gerade bei so schwierigen und unsicheren Marktbedingungen wie im Berichtsjahr, welche auf absehbare Zukunft weiter anhalten werden, ist der kontrollierte Umgang mit Risiken ein zentraler Erfolgs- und Wettbewerbsfaktor.

Chief Risk Officer

Zum Jahresbeginn 2002 haben wir das Controlling und Geschäftsfeld übergreifende Management von Risiken unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst. Hier werden zentral von so genannten Group Corporate Centern aus die Kernfunktionen der Risikoidentifikation, Risikoanalyse und -bewertung sowie der laufenden Überwachung und Steuerung wahrgenommen.

Group Credit Risk Management

Der Group Credit Risk Manager ist für die Kreditrisikosteuerung der HVB Group verantwortlich und initiiert unter anderem aus dieser Funktion heraus Kreditportfolio optimierende und Eigenkapital entlastende Maßnahmen. Er definiert Standards für die Kreditpolitik/-prozesse, das Kreditportfoliomanagement und Pricing und wirkt bei der Entwicklung sowie Implementierung von Kreditrisikomessmethoden mit. Daneben hat der Group Credit Risk Manager die fachliche Führung der gesamten Kreditorganisation inne und führt als Linienvorgesetzter die Organisation der Senior Risk Manager.

In erster Linie sind die Senior Risk Manager nach Branchen ausgerichtet, können aber auch auf Produkte oder Regionen spezialisiert sein. Durch dieses spezifische Fachwissen wird eine hohe Qualität in der Kreditentscheidung sichergestellt. Neben der Kreditentscheidung bzw. deren Vorbereitung ab einer bestimmten Kreditgrößenordnung erarbeiten die Senior Risk Manager auch Portfoliostrategien für Branchen, Produkte und Länder.

Teilkompetenzen im Kreditentscheidungsprozess sind an die Kreditorganisationen in den Geschäftsfeldern delegiert.

Group Market Risk

Der Bereich Group Market Risk verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und Optimierung der Refinanzierungskosten. Wesentliche Instrumente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Market Risk zählen unter anderem das Aktiv-Passiv-Management, das Bilanzstrukturmanagement, Maßnahmen zur Steuerung des regulatorischen Kapitals sowie die Optimierung der Markt-risikoauslastung und -allokation.

Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank.

Risikocontrolling

Das zentrale Risikocontrolling stellt eine konzernweite Evidenz über die Risikosituation der HVB Group sowie eine einheitliche Risikobeurteilung und quantitative Bewertung von Risiken sicher.

Die Aufgaben und Kompetenzen umfassen vor allem die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung für die jeweiligen Messmethoden inklusive (Weiter-)Entwicklung entsprechender Modelle sowie das Berichtswesen an den Vorstand. Des Weiteren ist das Risikocontrolling für die konzernweite Risikoaggregation und Risikokapitalallokation sowie die Umsetzung einheitlicher Risikocontrollingstandards und entsprechender gesetzlicher und aufsichtsrechtlicher Anforderungen zuständig.

In den Auslandsniederlassungen sind dezentrale Risikocontroller tätig, das Group Corporate Center übt hierbei ein fachliches Weisungsrecht aus.

Konzernrevision

Als unabhängiger organisatorischer Bereich ist die Konzernrevision für den Konzernvorstand tätig und direkt dem Chief Financial Officer (CFO) unterstellt. Sie erfüllt in erster Linie die Aufgaben der Internen Revision der HVB AG. Darüber hinaus ist sie in abgestufter Form auch für Konzerntöchter tätig.

Die im Januar 2000 vom Bundesaufsichtsamt für das Kreditwesen (heute: Bundesanstalt für Finanzdienstleistungsaufsicht) veröffentlichten Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute (MaI) enthalten die grundsätzliche Verpflichtung zur Prüfung aller Betriebs- und Geschäftsabläufe innerhalb von drei Jahren – sofern sinnvoll/angemessen – und zur mindestens jährlichen Prüfung aller Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen.

Risikoorientierte Prüfungsplanung

Die Prüfungsplanung erfolgt eigenverantwortlich und risikoorientiert anhand eines Risk- und Control-Assessments (RCA). Der damit ermittelte Risikowert dient als Grundlage für die Zuordnung des Prüfungsintervalls. Das RCA wird regelmaßig aktualisiert. Bei signifikanten Veränderungen erfolgt eine Anpassung.

Jahresbericht

In einer Zusammenfassung wird dem Gesamtvorstand ein Überblick über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben.

In den regelmäßigen Sitzungen des Ausschusses für Geschäftsprüfung des Aufsichtsrats berichtet der Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit.



Chief Risk Officer
(CRO)
Group Credit Risk Management
–Kreditportfoliomanagement
–Kreditpolitik und -prozesse
–Senior Risk Manager Organisation
Group Market Risk
–Liquiditätsmanagement
–Funding
–Aktiv-Passiv-Management
Risikocontrolling
–Methoden, Modelle und Verfahren
–Operatives Risikocontrolling

2. GESAMTBANKSTEUERUNG

Renditeorientiertes Kapitalmanagement

Allokation der Kapitalressourcen

Im Fokus unserer kapitalmarktorientierten Konzernsteuerung steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Risiko-Rendite-Relationen. Im Rahmen unseres dualen Steuerungsprinzips wird den Geschäftseinheiten sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch ökonomisches Risikokapital zugeteilt. Beide Ressourcen sind mit entsprechenden Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den Einheiten zu erwirtschaften sind. Die (Über-)Erfüllung dieser Verzinsungsansprüche und ihre Veränderung im Zeitablauf stellt als so genannter Wertbeitrag eine maßgebliche Steuerungsgröße in unserem gesamten Konzern dar.

a) Gebundenes Kernkapital

Die regulatorische Kapitalbindung der einzelnen Geschäftsfelder und Ressorts wird auf Basis des von diesen Einheiten nach den Vorschriften des Grundsatzes I zu §10 KWG gebundenen Kernkapitals ermittelt. Hierbei wird nicht die durch das KWG vorgeschriebene Mindestunterlegung von 4,0% herangezogen, sondern eine Quote von 6,2% (inklusive Kernkapitalpuffer). Bei der Berechnung der regulatorischen Kapitalbindung für Marktrisiken berücksichtigen wir einen analogen Kernkapitalpuffer.

b) Risikokapital

In der HVB Group differenzieren wir nach folgenden Risikoarten:

- Adressrisiken,
- Liquiditätsrisiken,
- Marktrisiken,
- Operational Risk,
- Geschäftsrisiken,
- Risiken aus bankeigenem Immobilienbesitz,
- Risiken aus Anteils-/Beteiligungsbesitz,
- Strategische Risiken.

Einheitliche Risikoquantifizierung

Wir messen alle Risikoarten mit Ausnahme der Liquiditätsrisiken und der strategischen Risiken nach einem konsistenten Value-at-Risk-Ansatz, bei dem die potenziellen unerwarteten Verluste mit einem Konfidenzniveau von 99% ermittelt werden.

Auf Basis dieser einheitlichen Quantifizierung erfolgt die konzernweite Risikokapitalallokation, welche sich generell auf einen Zeitraum von einem Jahr erstreckt. Das jeweils benötigte Risikokapital für die einzelnen Geschäftsfelder bzw. deren Ressorts wird hierbei im Rahmen des jährlichen Planungsprozesses und in engem Zusammenspiel zwischen dem Risikocontrolling und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Gesamtvorstand werden die Kapitalgrößen in den Steuerungs- und Reportinginstrumenten der Bank verankert.

Die Liquiditätsrisiken und strategischen Risiken unterliegen ebenfalls einer laufenden Überwachung bzw. Überprüfung, jedoch keiner Steuerung über Risikokapital. Hier erfolgt das Management über andere Steuerungsinstrumente (siehe jeweilige Abschnitte zu diesen Risikoarten im Risikobericht).



Ergebnisanspruch des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf Kapitalressourcen
Gebundenes Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital
Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

Gesamtrisikokapital

Wir aggregieren die gesamten Risiken unter Berücksichtigung Risiko mindernder Portfolioeffekte (Diversifikationseffekte) zu einem Gesamtrisikokapital. Dieses reduzierte sich im Berichtsjahr deutlich um 4,4 Mrd € auf rund 5,1 Mrd €. Der Rückgang resultiert nahezu ausschließlich aus den Risiken aus Anteils-/Beteiligungsbesitz, welcher dem Geschäftsfeld Sonstige zugeordnet ist. Hier schlagen sich in 2002 insbesondere die gravierenden Kursrückgänge in unseren Aktienpaketen Allianz und Münchener Rück nieder. Dementsprechend berechnen sich hierfür die unerwarteten Risiken und damit das Risikokapital nun auf deutlich niedrigerem Kursniveau. Der Rückgang des Risikokapitalbedarfs für Marktrisiken ist auf eine bewusst geringere Positionsnahme im volatilen Marktumfeld zurückzuführen.

Das Gesamtrisikokapital wird regelmäßig im Rahmen einer Risikotragfähigkeitsanalyse der zur Verfügung stehenden Risikodeckungsmasse gegenübergestellt. Diese setzt sich prinzipiell zusammen aus Eigenmitteln, Kurswert- und Grundstücksreserven sowie einem nachhaltig erzielbaren Jahresergebnis. Die Risikodeckungsmasse beläuft sich zum Jahresende auf 28,4 Mrd €, womit sich eine Auslastung von lediglich ca. einem Fünftel ergibt.

RISIKOKAPITAL NACH PORTFOLIOEFFEKTEN*

Aufteilung nach Risikoarten	2002	2001	2002	2001
	in Mio €	in Mio €	in %	in %
Marktrisiken	171	257	3,3	2,7
Adressrisiken	978	919	19,1	9,6
Geschäftsrisiken	320	378	6,3	3,9
Operational Risk	340	363	6,6	3,8
Risiken aus bankeigenem Immobilienbesitz	0	0	0,0	0,0
Risiken aus Anteils-/ Beteiligungsbesitz	3 313	7 649	64,7	80,0
Summe	**5 122**	**9 566**	**100,0**	**100,0**

Aufteilung nach Geschäftsfeldern	2002	2001	2002	2001
	in Mio €	in Mio €	in %	in %
Deutschland	893	914	17,4	9,6
Corporates & Markets	901	964	17,6	10,0
Workout Immobilien	15	39	0,3	0,4
Sonstige (nicht den Geschäftsfeldern zugeordnete Finanzanlagen)	3 313	7 649	64,7	80,0
Summe	**5 122**	**9 566**	**100,0**	**100,0**

* Darstellung gemäß der Struktur der HVB AG ab 2003.

Steuerung der gesetzlichen Eigenkapitalausstattung

Kapitalquoten

Im Rahmen der Steuerung unseres gesetzlichen Eigenkapitals orientieren wir uns an drei Kapitalquoten, für die wir intern Mindestwerte festgelegt haben:

- Kernkapitalerfüllungsquote (Verhältnis aus unserem tatsächlich vorhandenen zu dem gesetzlich mindestens geforderten Kernkapital),
- Eigenkapitalquote (Verhältnis aus haftendem Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Die Volatilität der aufsichtsrechtlich berechneten Risiken, aber auch der Eigenkapitalbestandteile (Schwankung der Marktrisikopositionen, der Risikoaktiva, marktbedingte Änderung der Neubewertungsreserven etc.), wird bei der Planung der drei genannten Quoten berücksichtigt.

Prozess

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Neben einer einmal im Jahr erstellten 3-Jahresplanung unserer Quoten nach BIZ und Grundsatz I führen wir zusätzlich monatlich eine rollierende 8-Quartale-Projektion zur unterjährigen Prognose unserer BIZ-Quoten durch.
- Ein Vorstandsgremium (Group Asset & Liability Committee) wird monatlich über die Ist-Quoten und wesentlichen Ist-Effekte informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

3. ÜBERWACHUNG UND STEUERUNG DER RISIKEN

a) Adressrisiken

Unter Adressrisiken verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Sie untergliedern sich in Kredit-, Kontrahenten-, Emittenten- und Länderrisiken.

Darstellung der Adressrisiken im Jahresabschluss

Kreditrisiko

Als Kreditrisiken bezeichnen wir die möglichen Wertverluste im kommerziellen Kreditgeschäft. Für diese haben wir im Jahr 2002 eine Kreditrisikovorsorge in Höhe von insgesamt 2480 Mio € gebildet. Davon entfallen auf die Geschäftsfelder Deutschland 1557 Mio € und Corporates & Markets 631 Mio €. (Das Bewertungsergebnis Kreditgeschäft in der Gewinn- und Verlustrechnung beläuft sich inklusive Auflösungen von Länderwertberichtigungen auf 2323 Mio €).

Der Geschäftsbereich Workout Immobilien hat den Auftrag, sein gesamtes Portfolio schnellstmöglich und optimal abzubauen sowie durch ein spezielles Risikomanagement weitere Verluste zu vermeiden. Im Jahr 2002 haben wir einen Volumensabbau um 1,5 Mrd € von 5,7 Mrd € auf 4,2 Mrd € erreicht. Über weitere Objektverkäufe zur Volumensrückführung stehen wir in Verhandlungen. Der gesamte Bestand an Wertberichtigungen auf die Engagements in diesem Geschäftsbereich beläuft sich auf 1,4 Mrd €. Das entspricht einer Wertberichtigungsquote von rund 34%.

Länderrisiko

Als Länderrisiko erfassen wir das Transfer- und Konvertierungsrisiko aus nicht einzelwertberichtigten Finanzkrediten (Laufzeit über ein Jahr) abzüglich werthaltiger Sicherheiten.

Die Länderrisiken haben sich im Jahr 2002 im Vergleich zum Vorjahr durch Bonitätsverbesserungen insbesondere von Russland, durch Umschichtungen in Kreditrisiken sowie durch weiteren Volumensabbau reduziert. Das risikobehaftete Kreditvolumen verminderte sich im Berichtsjahr um 266 Mio € auf 68 Mio €.

Der Bestand an Länderwertberichtigungen ermäßigte sich überwiegend durch Nettoauflösungen von 225 Mio € auf 62 Mio €.

Risikovorsorge

Unser gesamter Risikovorsorgebestand inklusive Rückstellungen im Kreditgeschäft erhöhte sich im Jahr 2002 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands in Höhe von 1,6 Mrd € insgesamt um 0,7 Mrd € auf 7,6 Mrd €. Wir haben damit sämtlichen erkennbaren Risiken in unserem Kreditgeschäft adäquat Rechnung getragen. Die Methoden zur Bewertung unserer Forderungen sind im Anhang dargestellt.

Kontrahentenrisiko

Als Kontrahentenrisiken bezeichnen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kontrahenten entstehen, mit denen wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termingeschäfte getätigt haben, welche am Bilanzstichtag noch nicht

abgewickelt waren. Diese Geschäfte wurden überwiegend zur Steuerung von Zins-, Wechselkurs- oder sonstigen Marktpreisschwankungen aus Handelsgeschäften abgeschlossen. Daneben dienten sie unter anderem zur Sicherung von bilanzwirksamen und/oder bilanzunwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Zum Jahresende 2002 betrug das Nominalvolumen der derivativen Geschäfte rund 1761 Mrd €.

Das Derivatevolumen setzt sich zusammen aus 1495,4 Mrd € (84,9%) zinsbezogenen Geschäften, 207,1 Mrd € (11,8%) währungsbezogenen Geschäften sowie 58,0 Mrd € (3,3%) aktien-/indexbezogenen Geschäften.

Bezogen auf die Fristigkeit entfiel der größte Teil des Kontraktvolumens auf das kürzeste Restlaufzeitband (bis 1 Jahr). Die an Terminbörsen gehandelten Derivate haben am Gesamtvolumen einen Anteil von 7,3%. Diese relativ geringe Bedeutung erklärt sich unter anderem daraus, dass eine Risikoneutralisierung durch eine (Volumen reduzierende) Glattstellung der Kontrakte erreicht werden kann, während im OTC-Geschäft in der Regel der Aufbau einer (Volumen erhöhenden) Gegenposition vorgenommen wird.

Anhand des Nominalvolumens können noch keine Aussagen über den Risikogehalt unseres Derivategeschäfts getroffen werden. Als ein aussagefähiger Maßstab für die im Risiko stehenden Beträge werden die Bruttowiederbeschaffungswerte der OTC-Geschäfte herangezogen. Diese errechnen sich nach der Marktwertmethode als Summe aller positiven Marktwerte, ohne Berücksichtigung von Risiko reduzierenden Netting-Vereinbarungen und ohne individuelle Bonitätsgewichtung. Das so definierte maximale Kontrahentenrisiko belief sich zum Jahresende 2002 mit 43,5 Mrd € auf 2,5% des ausstehenden Nominalvolumens. Dieser Wert ergibt sich allerdings aus einer Worst-Case-Betrachtung, da angenommen wird, dass alle Kontrahenten gleichzeitig ausfallen und keine Risiko reduzierenden Netting-Vereinbarungen abgeschlossen wurden. Unter Berücksichtigung des Risiko reduzierenden Effekts der bestehenden NettingVereinbarungen vermindert sich das Kontrahentenrisiko zum Jahresende 2002 um 30,4 Mrd €. Darüber hinaus führt die Hereinnahme von Sicherheiten im OTC-Geschäft zu einer weiteren Senkung der Kontrahentenrisiken; per Jahresende 2002 belief sich dieser Effekt auf etwa 1,4 Mrd €. Nach Ansatz dieser entlastenden Effekte aus Netting bzw. erhaltenen Sicherheiten beläuft sich das verbleibende Kontrahentenrisiko auf 11,7 Mrd €.

Auf die als erstklassig einzustufenden OECD-Zentralregierungen, -Banken und -Finanzinstitute entfallen 93,2% des Kontrahentenrisikos vor Netting (2001: 92,5%).

Kreditderivate

Der zunehmende Bedarf an Instrumenten zur Steuerung von Kreditrisiken führte zur Entwicklung von so genannten Kreditderivaten. Sie ermöglichen den Handel und die Absicherung von Kreditrisiken, ohne die ursprünglichen Kreditbeziehungen zu verändern. Diese Produktgruppe besteht aus drei Grundtypen: Credit Default Swaps, Total Return Swaps und Credit Linked Notes.

In Abweichung zur Vorjahres-Darstellung im Geschäftsbericht 2001 erfolgt der Ausweis der Marktwerte der Kreditderivate erstmalig nicht mehr in Form der Netto-Betrachtung, sondern als Ausweis der positiven Marktwerte als Bruttowiederbeschaffungswerte der Kreditderivategeschäfte. Um eine bessere Vergleichbarkeit zu erzielen, wurden die Vorjahreswerte zum 31. Dezember 2001 entsprechend angepasst.

DERIVATEVOLUMEN

	Nominalbetrag						
	Restlaufzeit			Summe	Summe	Kontrahentenrisiko	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2002	2001	2002	2001
	in Mio €						
Zinsbezogene Geschäfte	**595 308**	**539 253**	**360829**	**1 495 390**	**1 428 617**	**33609**	**18 821**
OTC-Produkte							
FRAs	59755	972	—	60727	76958	132	121
Zins-Swaps (gleiche Währung)	372 984	464858	339923	1 177 765	1 075 916	32170	17872
Zinsoptionen							
– Käufe	27 891	30544	10335	68770	64353	1305	825
– Verkäufe	23 701	36206	10571	70478	71222	—	—
Sonstige Zinskontrakte	1711	42	—	1753	3990	2	3
Börsengehandelte Produkte							
Zins-Futures	56 877	4724	—	61601	80579	—	—
Zinsoptionen	52 389	1907	—	54296	55599	—	—
Währungsbezogene Geschäfte	**167 678**	**31 588**	**7 875**	**207 141**	**229 464**	**5 524**	**5 501**
OTC-Produkte							
Devisentermingeschäfte[1]	149 300	10334	370	160004	185324	4457	3793
Cross-Currency-Swaps	7 024	19745	7277	34046	37100	877	1620
Devisenoptionen[1]							
– Käufe	5 859	1069	139	7067	3481	190	88
– Verkäufe	5 495	440	89	6024	3559	—	—
Sonstige Devisen-Kontrakte[1]	—	—	—	—	—	—	—
Börsengehandelte Produkte							
Devisen-Futures	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**16 018**	**36 274**	**5 754**	**58 046**	**46 516**	**4 318**	**2 671**
OTC-Produkte							
Aktien-/ Index-Swaps	—	—	—	—	—	—	—
Aktien-/ Index-Optionen							
– Käufe	3 104	12 643	2 523	18 270	17 078	4 042	2 225
– Verkäufe	3 606	14 125	2 790	20 521	15 528	—	—
Sonstige Aktien-/ Indexkontrakte	3 184	3 180	441	6 805	10 768	276	446
Börsengehandelte Produkte							
Aktien-/ Index-Futures	1492	—	—	1 492	1 533	—	—
Aktien-/ Index-Optionen	4632	6326	—	10 958	1 609	—	—
Sonstige Geschäfte[2]	**31**	**31**	—	**62**	—	**2**	—
Summe	**779 035**	**607 146**	**374 458**	**1 760 639**	**1 704 597**	**43 453**	**26 993**

[1] Einschl. Gold.
[2] Ohne Gold.

KONTRAHENTEN-ART

	Kontrahentenrisiko			
	2002	2001	2002	2001
	in Mio €	in Mio €	Struktur in %	Struktur in %
OECD-Zentralregierungen (und Notenbanken)	298	354	0,7	1,3
OECD-Banken	38 218	21 750	87,9	80,5
OECD-Finanzinstitute	1 981	2 875	4,6	10,7
Nicht-OECD-Zentralregierungen (und Notenbanken)	28	10	0,1	0,0
Nicht-OECD-Banken	325	292	0,7	1,1
Nicht-OECD-Finanzinstitute	—	48	0,0	0,2
Sonstige Unternehmen und Privatpersonen	2 603	1 664	6,0	6,2
Summe	**43 453**	**26 993**	**100,0**	**100,0**

Unser Ziel ist es, für Adressrisiken den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced Approach« umzusetzen (IRB steht für »Internal Rating Based«). Eine gute Basis hierfür stellen unsere bewährten internen Ratinginstrumente sowie die bereits etablierten Verfahren zur Parametrisierung unseres internen Adressrisikomodells dar (siehe auch Risikobericht, Abschnitt »Internes Adressrisikomodell«).

Bonitätsanalyse

Sowohl für die Eigenmittelunterlegung nach Basel II (gemäß IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Daher gilt seit Jahren unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente (Rating- und Scoringverfahren).

Im Inhalt und Aufbau unterscheiden sich diese Instrumente in Abhangigkeit von der Hohe und Komplexität der jeweiligen Kreditengagements. Zusätzlich verfügen wir über eine Reihe von individuell auf spezielle Branchen oder Finanzierungsformen zugeschnittene Bonitätsanalyseinstrumente, wie zum Beispiel für Bauträger, Projektfinanzierungen usw. Ergebnis der Bonitätsanalyse ist die individuelle Zuordnung jedes Kunden zu einer Bonitätsklasse, die jeweils einer empirisch gemessenen Ausfallwahrscheinlichkeit entspricht. Mit Hilfe dieser Ausfallwahrscheinlichkeit können wir die intern vergebenen Bonitätsklassen auch den externen Klassen von Ratingagenturen zuordnen.

Im Kontext der Basel II-Projektarbeiten führen wir aktuell eine zusätzliche Qualitätsprüfung der Scoring- und Ratingverfähren durch. Ziel ist die nochmalige Verbesserung der bereits hohen Trennfähigkeit unserer Bonitätsanalyseinstrumente. Ebenso wird eine höhere Flexibilität der systemtechnischen Plattform angestrebt, auf welcher unsere Scoring- und Ratingverfahren derzeit implementiert sind.

Internes Adressrisikomodell

Für die Überwachung und Steuerung von Adressrisiken nutzen wir bereits seit 1997 ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken der AG weltweit messen und bewerten. Es handelt sich hierbei um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und gleichzeitig jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden zu können.

Erwarteter Verlust

Wir unterscheiden bei der Adressrisikomessung zwischen erwartetem Verlust und Credit-Value-at-Risk (bzw. unerwartetem Verlust). Der erwartete Verlust quantifiziert die Höhe der durchschnittlich in den nächsten zwölf Monaten aus dem aktuellen Portfolio zu erwartenden Verluste aus Adressrisiken. Diese gehen in Form von Standardrisikokosten in die Preiskalkulation unserer Produkte ein.

Credit-Value-at-Risk

Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99% nicht überschritten wird. Dieses Verlustpotenzial wird mit Risikokapital als Sicherheitspuffer unterlegt.

Unsere Tabellen zeigen die Verteilung von erwarteten Verlusten und Credit-Value-at-Risk nach Geschäftsfeldern, Bonitätsklassen und Branchensegmenten.

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH GESCHÄFTSFELDERN*

Geschäftsfeld	Erwarteter Verlust in % 2002	Erwarteter Verlust in % 2001	Value-at-Risk in % 2002	Value-at-Risk in % 2001
Deutschland	56,7	74,1	41,2	67,0
Corporates & Markets	42,0	23,0	57,5	29,5
Workout Immobilien	0,8	1,9	0,3	1,4
Sonstige	0,5	1,0	1,0	2,1
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Darstellung gemäß der neuen Geschäftsfeldstruktur der HVB AG ab 2003

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH BONITÄTSKLASSEN

Bonitätsklasse	Erwarteter Verlust in % 2002	Erwarteter Verlust in % 2001	Value-at-Risk in % 2002	Value-at-Risk in % 2001
Bonitätsklasse 1	0,3	0,5	0,8	2,0
Bonitätsklasse 2	0,9	1,4	2,0	3,5
Bonitätsklasse 3	3,3	2,9	8,1	6,0
Bonitätsklasse 4	24,6	28,3	37,9	37,4
Bonitätsklasse 5	12,9	11,4	13,6	14,8
Bonitätsklasse 6	15,7	18,0	12,8	16,4
Bonitätsklasse 7	17,8	13,2	14,3	8,6
Bonitätsklasse 8	24,5	24,3	10,5	11,3
Summe	**100,0**	**100,0**	**100,0**	**100,0**

VERTEILUNG DES KREDIT- UND KONTRAHENTENRISIKOS NACH BRANCHENGRUPPEN

Branche	Erwarteter Verlust in % 2002	Erwarteter Verlust in % 2001	Value-at-Risk in % 2002	Value-at-Risk in % 2001
Privatkunden	22,9	27,1	6,2	9,5
Wohnungsbaugesellschaften, Immobilien-Investoren, Immobilien-Fondsgesellschaften	16,2	10,9	26,8	17,2
Bauträger, Developer, Hauptgewerbe	9,4	11,0	11,4	14,9
Versorgung	8,3	4,9	6,7	4,8
Sonstige Finanzdienstleister	4,9	3,5	8,6	4,8
Gewerbetreibende	4,0	4,9	3,7	5,6
Kommunikation	4,0	2,0	2,8	2,0
Dienstleistungen, unternehmensbezogen	3,9	3,4	3,9	3,3
Maschinenbau	2,9	1,8	5,2	2,3
Luft- und Raumfahrt	2,2	2,5	2,0	2,3
Gesundheit	2,1	2,8	1,9	2,8
Mobilienleasing	2,1	0,5	2,3	0,7
Nahrung	2,0	2,5	2,0	2,8
Fahrzeuge	1,8	2,0	2,1	2,8
Konsum, Textil (langlebig)	1,6	1,5	1,3	1,7
Konsum, Textil (kurzlebig)	1,3	2,0	1,3	2,3
Mineralöl	1,3	0,8	1,4	1,3
Stahl	1,1	1,3	1,5	1,9
Verkehr, Logistik	1,1	1,6	1,2	1,7
Chemie	1,0	1,3	1,1	1,7
Dienstleistungen, personenbezogen (Freizeit, Gastgewerbe)	1,0	1,3	0,8	1,0
Banken	0,8	1,1	1,2	1,9
Papier	0,6	0,8	0,8	0,8
Elektro	0,6	1,4	0,8	1,9
Öffentl. Haushalte, Organisationen ohne Erwerbszweck	0,6	1,3	0,7	1,5
Verlage, Medien	0,6	3,0	0,5	3,5
Software	0,5	0,7	0,4	0,8
Dienstleistungen, personenbezogen (allgemein)	0,4	1,0	0,4	0,9
Immobilien-Leasinggesellschaften	0,2	0,2	0,4	0,4
Versicherungen	0,2	0,2	0,2	0,2
Druck	0,2	0,2	0,1	0,2
Recycling, Entsorgung	0,1	0,3	0,2	0,3
Hardware	0,1	0,2	0,1	0,2
Summe	**100,0**	**100,0**	**100,0**	**100,0**

Risikoentwicklung im Jahresvergleich

Der Rückgang des Anteils des Geschäftsfeldes Deutschland am gesamten erwarteten Verlust und Value-at-Risk ist auf einen Rückgang des Kreditvolumens zurückzuführen. Der Anteil des Geschäftsfeldes Corporates & Markets am erwarteten Verlust und Value-at-Risk hat sich auf Grund einer noch konservativeren Anrechnung freier Linien in der Risikorechnung sowie auf Grund von Bonitätsverschlechterungen erhöht.

Die im Berichtsjahr konsequent weitergeführten Maßnahmen zur Portfoliobereinigung führten im Bereich Workout Immobilien nochmals zu einem deutlichen Abbau des prozentualen Anteils dieses Geschäftsfeldes am Gesamtrisiko.

In unserer Portfoliostruktur nach Bonitätsklassen spiegelt sich die weltweite konjunkturelle Schwäche wider. Unsere sensiblen Bonitätsermittlungsverfahren reagierten bei einigen unserer Kunden auf die verminderte Ertragslage und höhere Insolvenzwahrscheinlichkeit mit einer entsprechend schlechteren Bonitätseinschätzung (Rückgang in den Bonitätsklassen 4 und 6 sowie Zunahme in den Bonitätsklassen 5 und 7).

Die Verteilung des Adressrisikos nach Branchengruppen zeigt einerseits einen Anstieg des Anteils in wenigen kritischen Branchengruppen wie Wohnungsbaugesell-schaften und Versorgung, aber andererseits eine stabile Entwicklung bei den übrigen Branchengruppen.

Länderrisiken

Die HVB-Definition des Länderrisikos beinhaltet sämtliche grenzüberschreitenden Transaktionen in Fremdwährung. Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschlieblich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein. Zudem wird das so genannte »Sovereign Risk« (das heißt das Ausfallrisiko eines Staates oder staatlicher Organe) berücksichtigt.

Die Länderrisikomessung unserer Bank wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Mittels einer langjährigen Datenhistorie sind diese Rätingverfahren so entwickelt worden, dass sie die Wahrscheinlichkeit eines Länder-Ausfallereignisses (Transferbeschränkung oder Ähnliches) und die im Fall eines Länder-Ausfalls zu erwartenden Verlustquoten widerspiegeln.

Die Länderratings bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in unserer Bank durch den unabhängigen volkswirtschaftlichen Research-Bereich vergeben wird. Jeder Bonitätsklasse ist eine empirisch ermittelte Ausfallwahrscheinlichkeit zugeordnet.

Neben der Ausfallwahrscheinlichkeit und der Verlust-quote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken ermittelt. Von zentraler Bedeutung hierbei ist die Berücksichtigung von Portfolioeffekten. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Insofern ist eine korrekte Abbildung der Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomodells.

Unter methodischen Gesichtspunkten sind unsere interne Steuerung der Länderrisiken und die derzeit bekannten Eigenkapitalanforderungen nach Basel II durchaus vergleichbar. Insofern werden schon heute wichtige Steuerungseffekte, die im Zuge der Basel II-Anforderungen zu erwarten sind, in unserem umgesetzten Konzept der Länderrisikomessung erreicht.

Auf Basis der aufgezeigten Methodik der Länderrisikomessung erfolgt auch die Risikolimitierung (VaR-Limite) nach Regionen. So werden Geschäfte mit einem hohen Länderrisiko stärker auf das Regionen-Risikolimit angerechnet. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposuremanagement angestrebt. Zusätzlich arbeiten die Einheiten des Länderrisikomanagements auch mit Volumenslimiten pro Land (unterteilt nach Produktrisikogruppen). Dabei sind Risiko- und Volumenslimite eng miteinander verzahnt.

Limitsysteme

Als zentralen Bestandteil unseres Risikocontrollings und -managements setzen wir in allen relevanten Einheiten Limitsysteme ein, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Während im Falle der Kreditrisiken die Limitüberwachung in den dezentralen Krediteinheiten erfolgt, wird sie für Kontrahenten-, Emittenten- und Landerrisiken im Risikocontrolling durchgeführt.

Zur Überwachung des Kontrahenten- und Emittentenrisikos setzen wir weltweite Limitsysteme ein, welche in allen wesentlichen Lokationen, die Handelsgeschäft betreiben, online zur Verfügung stehen. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet.

Bei den Kontrahentenrisiken wird der Anrechnungsbetrag auch als »Exposure« oder »Kreditäquivalent« bezeichnet. Hierbei wird der aktuelle Marktwert eines Geschäfts um das so genannte »Add on« – einem Zuschlag für potenzielle Marktwertschwankungen über die Laufzeit des Geschäfts – erhöht (berechnet auf Basis eines 99%-Konfidenzintervalls). Das so ermittelte Exposure pro Kontrahent berücksichtigt für sehr viele Geschäftstypen sowohl Risiko reduzierende Netting-Vereinbarungen als auch Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Portfoliosteuerung

Die im Bereich Group Credit Portfolio Management zusammengefasste konzernweite Kreditportfoliosteuerung hat – in Zusammenarbeit mit den entsprechenden Einheiten der Geschäftsfelder – die Aufgabe, das Risiko-Ertrags-Profil des Gesamtbankportfolios zu steigern und so einen wesentlichen Beitrag zur Erreichung unserer angestrebten Eigenkapitalrendite zu leisten. Auf Grund seiner zentralen Funktion kann es die Zusammensetzung der verschiedenen Teilportfolios in Bezug auf das Gesamtkreditportfolio optimieren, die sich auf Teilmärkten ergebenden Marktchancen ausnutzen und auf Gesamtbankebene erkennbaren Klumpenrisiken wirksam entgegensteuern.

Das Group Credit Portfolio Management setzt dabei folgende Methoden ein:

- Analyse der Risiko- und Ertragsstruktur des Gesamtbankportfolios, auch unter Durchführung von zukunftsgerichteten Szenarien und Stresstests,
- Festlegung und regelmäßige Anpassung risiko- und marktgerechter Preise,
- Aktive Portfoliosteuerung durch das Initiieren von Kapitalmarktaktivitäten.

Risiko- und marktgerechtes Pricing

Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine klar am Chancen-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. Diese berücksichtigt in der Kreditmarge nicht nur das interne Rating des Kunden sowie alle relevanten Kosten und Risiken, sondern auch die regulatorische und ökonomische Kapitalbindung. Dieser differenzierte Pricingansatz ist flächendeckend implementiert und wesentlicher Bestandteil bei allen Kreditentscheidungen.

Ausblick 2003

Im Jahr 2003 werden wir unsere intensiven Projektaktivitäten zur Umsetzung des neuen Baseler Akkords fortsetzen. Im Fokus stehen hierbei die Weiterentwicklung einer integrierten Basel II-Datenbasis für Meldewesen und Adressrisikocontrolling sowie die Adjustierung unseres Rechenkerns entsprechend den Ergebnissen der Konsultationsphase. Darüber hinaus gilt es sicherzustellen, dass in unserer Bank sämtliche »Mindestanforderungen an das Kreditgeschäft (MaK)« rechtzeitig und vollständig erfüllt sind.

Im Rahmen unseres Kreditportfoliomanagements wollen wir die Handelbarkeit unseres Kreditportfolios durch verstärkte aktive Nutzung der Kapitalmärkte erhöhen. Bei Kreditgeschäften wird sich unsere Kreditmarge künftig noch stärker an vergleichbaren Kapitalmarktpreisen orientieren. Des Weiteren ist es unser Ziel, Risikokonzentrationen auf Einzelkunden- wie auch Portfolioebene durch konsequentes Management von Klumpenrisiken weiter abzubauen.

b) Liquiditätsrisiken

Die Grundsätze und Regeln unserer konzernweiten Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt. Wesentliche Bestandteile sind die Begrenzung von Liquiditätsrisiken durch Limite sowie Vorkehrungen und Maßnahmen für das Management im Fall von Liquiditätsengpässen.

Die Vorgaben zur kurz- und langfristigen Liquidität werden vom Group Asset Liability Management erarbeitet und deren Einhaltung regelmäßig überprüft. Wir haben effiziente Strukturen und Prozesse etabliert, um auch im Fall von Liquiditäts-Stress-Situationen die jederzeitige Zahlungsfähigkeit sicherzustellen. Ein Ausschuss des Vorstands wird regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert.

Kurzfristiges Liquiditätsrisiko

Das kurzfristige Liquiditätsrisiko wird durch zentral festgelegte Limite begrenzt. Im Rahmen dieser Vorgaben erfolgt das Management der täglichen Liquidität sowohl zentral in unserem Group Clearing in München als auch dezentral in den jeweiligen Auslandsniederlassungen.

Liquiditätslimite

Grundlage unseres Limitsystems sind täglich aktualisierte Liquiditätsreports, die die kurzfristige Fälligkeitsstruktur sowie die Bestände an hochliquiden und zentralbankfähigen Wertpapieren der relevanten Einheiten aufzeigen. Die Beurteilung der Liquidität und Festlegung der Limite erfolgt unter Berucksichtigung von äußerst konservativen Vorgaben. Zum Beispiel wird für fällige unbesicherte Geldmarktverbindlichkeiten keine Prolongation angenommen und für die zum Ausgleich unerwarteter Liquiditätsengpässe zur Verfügung stehenden liquidierbaren Wertpapiere werden konservative Sicherheitsabschläge angesetzt. Die Liquiditätslimite werden regelmäßig überprüft und auf Grund der Einschätzung sowohl der allgemeinen Marktbedingungen als auch bankspezifischer Faktoren angepasst.

Liquidierbare Aktiva

Wir verfügen über umfangreiche Bestände liquider Aktiva, die im Rahmen unserer Liquiditätssteuerung kurzfristig einsetzbar sind und uns als Liquiditätsausgleich zur Vermeidung von Liquiditätsengpässen dienen. Die Angemessenheit der verfügbaren liquiden Aktiva prüfen wir regelmäßig. Allein für das kurzfristige Liquiditätsmanagement und als Sicherheit für den Zahlungsverkehr und Clearingaktivitäten stehen den verantwortlichen Einheiten zentralbankfähige Wertpapiere von durchschnittlich 10 Mrd € zur Verfügung, die jederzeit in Barmittel umgewandelt werden können.

Liquiditätsstruktur

Unsere ausgewogene Struktur aus fälligen Aktiva und Passiva sowie die angemessene Verfügbarkeit liquider Wertpapiere zeigt sich auch in den relevanten Kennzahlen des Liquiditätsgrundsatzes II. Unter Maßgabe der aufsichtsrechtlichen Vorschriften lag der Überschuss der Zahlungsmittel gegenüber den Zahlungsverpflichtungen des Folge-monats bei durchschnittlich über 17 Mrd €.

Refinanzierungsrisiko

Breite Refinanzierungsbasis

Wir verfügen dank unserer starken Diversifikation in verschiedene Märkte, Kundengruppen und Produkte über eine breite Refinanzierungsbasis. Zusammen mit unserer Platzierungskraft können wir dadurch eine angemessene Refinanzierung des Aktivgeschäfts hinsichtlich Fristigkeit und Konditionen auch in schwierigen Marktphasen sicherstellen. Der Fundingbedarf für das Jahr 2002 war bereits deutlich vor Jahresende vollständig gedeckt. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellten wie in den Vorjahren das wichtigste Refinanzierungsinstrument dar.

Der Fundingbedarf wird in einem abgestimmten Prozess auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die Zielvorgaben zur Sicherstellung einer angemessenen Refinanzierungsstruktur werden in unserem Group Funding Management umgesetzt und unter Kostengesichtspunkten optimiert. Eine monatliche Analyse der Entwicklung der Fälligkeitsstruktur sowie die fortlaufende Auswertung von Volumen und Konditionen des getätigten Kapitalmarktfunding im Vergleich zur Planung gewährleisten einen aktuellen Überblick über die Fundingsituation.

Unser Ziel bei der Refinanzierung ist es, die stabilen Finanzierungsquellen inklusive der Kundeneinlagen im Retailgeschäft auszubauen. Darüber hinaus wurden Bilanzstrukturmaßnahmen initiiert, um den Fundingbedarf zu reduzieren. In diesem Zusammenhang erschließen wir auch fortlaufend neue Refinanzierungsmöglichkeiten über innovative Securitization-Transaktionen.

Durch die Rating-Herabstufung der Bank ist die Liquiditätsbeschaffung über unbesicherte Kapitalmarktinstrumente und Commercial Paper-Programme erschwert worden. Dies haben wir im Rahmen von Liquiditäts-Stress-Szenarien antizipiert und uns frühzeitig mit langfristiger Liquidität eingedeckt. Außerdem nutzen wir verstärkt die Möglichkeiten der Wertpapierpensionsgeschäfte (Repo-Märkte) zur Refinanzierung.

Marktliquiditätsrisiko

Marktliquiditätsrisiken werden durch die strikte Begrenzung der zulässigen Märkte für die einzelnen Handelsportfolios gesteuert. Im Rahmen unserer Stresstests ermitteln wir für ausgewählte Szenarien deren Risikopotenzial.

c) Marktrisiken

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch die Veränderung von Preisen an Finanzmärkten für unsere Positionen entstehen kann. Dieser umfasst Zins-, Devisen-, Aktien- und Spreadrisiken.

Wir errechnen konzernweit unsere Marktrisiken sowohl für das Handelsbuch als auch für die Risiken aus der Fristentransformation (Anlagebuch). Die Steuerung der täglichen Cashflows aus dem Bank- und Hypothekenbankgeschäft erfolgt im Group Asset Liability Management.

Quantifizierung

Der Value-at-Risk für Marktrisiken quantifiziert bei einem Sicherheitsniveau von 99% den maximalen Verlust, der durch Marktpreis-veränderungen während einer definierten Haltedauer entstehen kann. Wir verwenden hierbei eine 1-tägige Haltedauer.

Unser derzeitiges Risikomesssystem für Zinsänderungsrisiken basiert in München und London größtenteils auf einem sowohl technisch als auch methodisch hochentwickelten Monte-Carlo-Simulationsansatz (Internes Modell). Als weiteren Risikoansatz verwenden wir für die Devisen- und Aktienrisiken einen statistischen Ansatz mit verschiedenen konservativen Annahmen (unter anderem separate Betrachtung von Währungen, Vernachlässigung von Risiko mindernden Korrelationseffekten).

Auf aggregierter Basis ergaben sich im Jahresverlauf für unsere Handelsbestände die in der Tabelle aufgezeigten Marktrisiken. Die Spreadrisiken bei Wertpapieren sind in den Risiken aus zinsbezogenen Geschäften ausgewiesen.

MARKTRISIKO DER HANDELSAKTIVITÄTEN (VALUE-AT-RISK)

	Durchschnitt 2002*	31.12.2002	30.9.2002	30.6.2002	31.3.2002	31.12.2001
			in Mio €			
Zinsbezogene Geschäfte	58	55	63	53	62	78
Währungsbezogene Geschäfte	12	10	13	13	12	17
Aktien-/Indexbezogene Geschäfte	28	24	39	27	22	13
Summe	**98**	**89**	**115**	**93**	**96**	**108**

* Arithmetisches Mittel.

Die Value-at-Risk-Werte, die nicht über das Interne Modell ermittelt werden, stellen auf Grund der konservativen Annahmen, die ihrer Berechnung zugrunde liegen, eine sehr hohe Abschätzung unseres Marktrisikos dar. Mit dem weiteren Ausbau des Internen Modells werden wir durch die dann erfolgende Berücksichtigung Risiko mindernder Effekte deutlich niedrigere Risikowerte ausweisen.

Im Anlagebuch ergaben sich zum Jahresende Marktrisiken in Höhe von 29 Mio € (Ultimo 2001: 40 Mio €, 1-tägige Haltedauer).

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, das die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen vergleicht.

Außerdem führen wir laufend Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen auf Grund außerordentlicher Ereignisse und Worst-Case-Szenarien zeigen. Die Spanne der untersuchten Szenarien reicht von einfachen Zinsschocks bis zum Ausfall ganzer Märkte oder einem Totalzusammenbruch aller Korrelationen.

Limitüberwachung

Die Steuerung der Risikopositionen im Anlage- und Handelsbuch erfolgt über ein einheitliches, hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Gesamtvorstand genehmigt und dürfen nicht überschritten werden.

Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und die zeitnahe Rückfuhrüng überwacht. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch Intraday die Risikosituation und Limiteinhaltung.

Ergänzend zum Value-at-Risk werden die Stressrisiken über ein Ampelkonzept überwacht. Bei »Rot« werden die Konsequenzen aus den Stressszenarien zwischen Risikomanagement und Risikocontrolling erörtert und gegebenenfalls entsprechende Managementmaßnahmen eingeleitet.

Ausblick 2003

Im Jahr 2003 liegt der Schwerpunkt unserer Aktivitäten im weiteren Ausbau des Internen Modells. Im nächsten Schritt werden die Positionen der Filialen in New York sowie Asien eingebunden und die Risikomessung um Risiken aus Aktien, Devisen sowie Credit Spreads erweitert.

Im Rahmen der Umsetzung der Anforderungen, die Basel II an das Management und Controlling der Zinsänderungsrisiken im Anlagebuch stellt, werden wir auch diese Positionen in die Prozesse und Methoden des Internen Modells integrieren.

d) Operational Risk

Definition

Wir definieren Operational Risk als die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Die von uns gewählte Definition entspricht inhaltlich der von der BIZ zur Reform der Eigenkapitalrichtlinien (Basel II) verwendeten Beschreibung. Ein ergänzend verwendetes Kategorisierungsmodell gibt durch die Klassifizierung der Risiken und Verlustereignisse eine detaillierte Einsicht in die individuellen Risikoprofile unserer Geschäftsfelder und Dienstleistungsbereiche und dient als Basis für die Ableitung von Steuerungsimpulsen.

Im Fokus 2002

Das abgelaufene Geschäftsjahr stand überwiegend im Zeichen der Vorbereitung des Konsultationspapiers der BIZ zur voraussichtlich ab 2007 geforderten Eigenkapitalunterlegungspflicht für Operational Risk und der gleichzeitigen Umsetzung in EU- und nationales Recht. Parallel dazu wurde das in den Vorjahren installierte Management und Controlling von Operational Risk weiterentwickelt sowie die methodische Erfassung von Verlustdaten ausgeweitet.

Bezüglich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung in unserer Bank werden wir zumindest den »Standardised Approach« mit allen diesbezüglichen Anforderungen umsetzen. Gleichzeitig soll die Basis geschaffen werden für den möglichen Ausbau unseres Verlustverteilungsansatzes (»Loss Distribution Approach«) zum regulatorisch anerkannten »Advanced Measurement Approach« als einem der fortgeschrittenen Messansätze von Basel II.

Mit den laufenden und den für die kommenden Jahre geplanten Maßnahmen sind wir überzeugt, die Umsetzung von Basel II und der EU-Richtlinien termingerecht bewältigen und bereits vorher weitere interne Nutzeffekte realisieren zu können.

Messmethodik

Zur Quantifizierung des Operational-Value-at-Risk setzen wir den »Loss Distribution Approach« ein. Dieser Ansatz wird in der Versicherungswirtschaft seit geraumer Zeit für die Bewertung von Teilen der hier betrachteten Risiken verwendet und in Basel II explizit als quantitatives Element des »Advanced Measurement Approach« genannt. Unser Quantifizierungsmodell verwendet interne und externe Daten, um die Verlustverteilungen zu bestimmen. Mittels Monte-Carlo-Simulation werden die Value-at-Risk-Werte ermittelt. Die Risiko mindernden Maßnahmen wie Versicherungsprogramm und verbesserte Kontrollqualität werden in unserem Modell berücksichtigt.

Auf Grund der Messmethodik mittels Verlustdaten ist der Operational-Value-at-Risk ein vergangenheitsbezogener Wert. Da aber gerade die aktuellen Entwicklungen von Kontrollen und Prozessen den Value-at-Risk beeinflussen, wird deren Qualität im Rahmen eines Control-Self-Assessment (CSA) jährlich gemessen und fließt als gegenwartsbezogener Qualitätsscore in die quantitative Ermittlung des Operational-Value-at-Risk ein.

Das CSA wird zudem zur Analyse von Schwachstellen herangezogen und erleichtert die gezielte Initiierung von Maßnahmen. Damit fördert sein Einsatz die kontinuierliche Verbesserung der Kontroll- und Prozessqualität und reduziert folglich Risiken und Verluste.

Die ermittelten Value-at-Risk-Werte für Operational Risk sind Bestandteil unserer Risikokapitalallokation auf die Geschäftsfelder.

OPERATIONAL-RISK-ORGANISATIONSMODELL


Vorstand
Operational-Risk-Committee
Organisationseinheit
Geschäftsfelder
Dienstleistungsbereiche
Group Corporate Center
–Recht
–Compliance
–Personal
Risikocontrolling
Interne Revision
Funktion
Verantwortung für Risikomanagement
»Operational-Risk-Manager«
Bankweite Standards & Richtlinien
Risikocontrolling
Revision

Risikomanagement

Die Verantwortung für die Steuerung des Operational Risk, das heißt für Maßnahmen zur Verminderung, Vermeidung oder Versicherung dieser Risiken, haben die verantwortlichen Risikomanager in unseren Geschäftsfeldern und Dienstleistungsbereichen. Für das abgelaufene Geschäftsjahr sind folgende Maßnahmen hervorzuheben:

Geschäftsfelder und Dienstleistungsbereiche

Im Geschäftsfeld Deutschland wurden zur Erfüllung erhöhter gesetzlicher Anforderungen (Wertpapierhandelsgesetz, Geldwäschegesetz) aufbau- und ablauforganisatorische Optimierungen durchgeführt. Darüber hinaus wurden systemgestützte Beratungsleitfäden zur Sicherstellung von flächendeckenden Beratungs- und Abwicklungsstandards etabliert und die Ausdehnung des Qualitätsmanagementsystems (DIN ESO 9000) auf weitere Backoffice-Einheiten vorgenommen.

Die Abwicklungssicherheit bei der internationalen Transaktionsnachrichtenübermittlung im Zahlungsverkehr konnte mit einer neuen SWIFT-Infrastruktur weiter erhöht werden.

Zur Erfüllung der verschärften rechtlichen Anforderungen und Meldepflichten in Folge der Ereignisse des 11. September 2001 wurde ein Projekt mit dem Ziel aufgesetzt, potenzielle Finanzströme bzw. Kontoverbindungen mit möglicherweise terroristischem Hintergrund systematisch und automatisiert zu identifizieren.

Bewältigung von Krisensituationen

Die Fähigkeiten zur Bewältigung von Krisensituationen wurden mit der Etablierung von Krisenstäben, Notfallplänen, Risikoinventuren und unabhängigen Organisationseinheiten zum Management operationeller Risiken weiter verbessert und haben sich im Ernstfall, beispielsweise anlässlich der Hochwasserkatastrophe im August 2002, bewährt.

Das übergreifende Projekt »Aufrechterhaltung des Geschäftsbetriebes der HVB Group im Katastrophenfall« wurde abgeschlossen und in das Krisenmanagementsystem der Bank integriert. Das Krisenmanagementsystem wurde im Krisenstabshandbuch dokumentiert, Krisenstabsräume mit notfallsicherer Kommunikations-und Dokumentationsausstattung sind eingerichtet.

Im Bereich des Zahlungsverkehrs wurden insbesondere die Prozesse der Business-Continuity-Planung und der Contingency-Planung (Notfallmaßnahmen) ausgebaut.

IT-Risiken

Neben zahlreichen weiteren Maßnahmen zur Vermeidung, Verminderung und Absicherung von Risiken wurde zur Verbesserung des Risikomanagements eine eigene Stabsabteilung eingerichtet. Mit dem Aufbau eines Project-Risk-Management-Systems wurde begonnen und als erste Maßnahme hieraus eine Methodik zur Risikobewertung für Projekte eingeführt.

Im Bereich der IT-Sicherheit lag der Schwerpunkt insbesondere bei Investitionen und Maßnahmen zur Weiterentwicklung der Firewall-Umgebungen, des Sicherheitsniveaus im Netzwerkbereich und des Virenschutzes.

Rechtliche Risiken

Die Einführung neuer Gesetze und Verordnungen, deren Änderung oder eine Veränderung in der Rechtsprechung bzw. neue Gerichtsurteile können zu Verlustrisiken für unsere Bank führen. Für das Management dieser rechtlichen Risiken ist der Konzernbereich Recht verantwortlich. Im Rahmen seiner Group Corporate Center-Funktion legt er die einheitlichen Standards für das Legal-Risk-Management im Konzern fest und überwacht deren Einhaltung.

Das Jahr 2002 war geprägt von einer Vielzahl gesetzlicher Neuregelungen mit Auswirkungen auf das Bankgeschäft wie zum Beispiel das Schuldrechtsmodernisierungsgesetz, das Transparenz- und Publizitätsgesetz, das 4. Finanzmarktförderungsgesetz und die gesetzlichen Änderungen im BGB für Haustürgeschäfte und Immobilienkredite. Alle gesetzlichen Neuregelungen wurden fristgemäß umgesetzt und, soweit erforderlich, die von uns verwendeten Verträge entsprechend angepasst. Gleiches gilt für die Umsetzung von gerichtlichen Entscheidungen. Für Verträge nach ausländischen Rechtsordnungen werden Standardverträge eingesetzt und, wenn notwendig, Rechtsgutachten eingeholt.

Ziel unserer Bank ist es auch, gerichtliche Streitigkeiten zu vermeiden und Konfliktfälle einer einvernehmlichen Lösung zuzuführen. Soweit sich gerichtliche Auseinandersetzungen dennoch nicht vermeiden ließen, wurden diese, wie in der Vergangenheit auch, in der weit überwiegenden Zahl zu Gunsten unserer Bank entschieden.

Auf dem Gebiet der Immobilienfinanzierung hat der BGH mit Urteil vom 9. April 2002 seine bisherige Rechtsauffassung unter Hinweis auf die Auslegung der EU-Haustürgeschäfterichtlinie durch den Europäischen Gerichtshof aufgegeben und einen Widerruf eines Real-kredites bei Vorliegen einer Haustürsituation zugelassen. Er hat jedoch klargestellt, und dies zwischenzeitlich mehrfach bestätigt, dass der Widerruf eines Realkreditvertrags nicht die Wirksamkeit des Immobilienkaufvertrags berührt. Die wirtschaftlichen Auswirkungen eines Widerrufs halten sich daher im Ergebnis für unsere Bank in engen Grenzen. Diese Auffassung wird auch vom BGH geteilt. So hat das Gericht in einer Entscheidung vom 12. Dezember 2002 ausdrücklich darauf hingewiesen, dass der Widerruf des Darlehensvertrags für den Darlehensnehmer »wirtschaftlich wenig oder nicht interessant« ist.

Der Bundesgerichtshof hat mit Urteil vom 26. November 2002 zwei Beschlüsse der Hauptversammlung unserer Bank vom Mai 1999 (Bestellung der BDO als Sonder-prüfer und der KPMG als Jahresschlussprüfer für das Jahr 1999) aufgehoben. Das Urteil hat in erster Linie eine formale Bedeutung zur Stärkung der Rechte von Kleinaktionären. Für unsere Bank selbst sind damit keine materiellen Auswirkungen verbunden. Der Sonderprüfungsbericht wurde 1999 veröffentlicht und das Verfahren damit abgeschlossen. Der Jahresabschluss 1999 bleibt unverändert. Er ist insbesondere nicht nichtig, da die Nichtigkeit spätestens sechs Monate nach seiner Veröffentlichung hätte geltend gemacht werden müssen.

Ausblick 2003

Für das Jahr 2003 steht für uns hinsichtlich Operational Risk insbesondere die weitere Entwicklung des Basel II-Konsultationsprozesses bzw. die Umsetzung und konzernweite Einführung der diesbezüglich laufenden Projekte im Vordergrund.

Daneben soll das Krisenmanagement weiter ausgebaut und die Objektsicherheit im Gebäudebereich durch einheitliche und effektive Sicherheitsstandards nochmals verbessert werden.

e) Geschäftsrisiken

Als Geschäftsrisiken definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/ oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert eines Unternehmens. Geschäftsrisiken wer-den verursacht durch ein deutlich verschlechtertes Marktumfeld (zum Beispiel Einbruch des Wertpapierprovisionsgeschäfts durch schlechte Börsensituation) oder unerwartete Änderungen im Kundenverhalten bzw. der Konkurrenzsituation.

Die Messung unserer Geschaftsrisiken basiert auf Erlös- und Kostenvolatilitäten unter Berücksichtigung der Korrelationen. Die operative Steuerung des Geschäftsrisikos liegt im Rahmen des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Angesichts der schwierigen Marksituation hat unsere Bank umfangreiche Maßnahmen initiiert, um Ertragsmöglichkeiten besser auszuschöpfen und insbesondere die Kostenstrukturen konsequent zu optimieren.

f) Risiken aus bankeigenem Immobilienbesitz

Zum Ende des Geschäftsjahrs 2001 wurde der bis zu diesem Zeitpunkt der HVB AG zugehörige Immobilienbesitz in die Konzerntochter HVB Gesellschaft für Gebäude mbH & Co KG ausgegliedert. Demzufolge bestehen in der AG keine Immobilienrisiken mehr.

g) Risiken aus Anteils-/Beteiligungsbesitz

Die Risiken unseres sowohl börsennotierten als auch nicht börsennotierten Anteils-/ Beteiligungsbesitzes werden nach einem dem Aktien-Handelsrisiko ähnlichen Ansatz erfasst. Dabei werden jedoch auf Grund des langfristigen Anlagecharakters dieser Beteiligungen die Volatilitäten auf Basis von Jahresdurchschnittskursen ermittelt. Bei nicht börsennotierten Werten legen wir entsprechende Branchenindizes zugrunde.

Insgesamt gesehen ist diese Risikoposition stark durch unsere größeren Finanzpakete wie zum Beispiel Allianz und Münchener Rück geprägt.

Getätigte/geplante Beteiligungsverkäufe

Die Portfoliosteuerung unseres gesamten Anteils-/Beteiligungsbesitzes erfolgt durch den Gesamtvorstand. Die im Jahr 2002 getätigten Beteiligungsverkäufe standen unter dem Blickwinkel der Fokussierung auf das Kerngeschäft, der Reduktion von Komplexität sowie der Freisetzung von in Finanzbeteiligungen gebundenem Kapital.

Aus dem strategischen Portfolio haben wir unsere Beteiligung an der spanischen Banco Popular Hipotecario verkauft. Darüber hinaus wurde die Veräußerung unserer Minderheitsbeteiligung an der brasilianischen Banco BBA Creditanstalt vereinbart. Aus dem Finanzbeteiligungsportfolio haben wir unsere Beteiligungen an E.ON AG und Deutsche Börse AG fast vollständig abgebaut und eine Reihe kleinerer Industriebeteiligungen verkauft.

Die Bereinigung des Beteiligungsportfolios ist auch ein Schwerpunkt unseres Transformationsprogramms für 2003. Ziel ist die weitestgehende Trennung von Beteiligungen ohne strategischen oder operativen Mehrwert.

h) Strategische Risiken

Strategische Risiken resultieren daraus, dass das Management wesentliche Trends, die die Struktur des Bankensektors als Ganzes oder einzelne Geschäftsfelder betreffen, nicht frühzeitig genug erkennt oder falsch einschätzt und in der Konsequenz unvorteilhafte Grundsatzentscheidungen trifft, die nicht oder nur schwer reversibel sind. Strategische Risiken sind nicht mit quantitativen Methoden zu erfassen und steuern. Sie zu begrenzen setzt vielmehr eine laufende Beobachtung des nationalen und internationalen Umfeldes, eine kritische Überprufung der eigenen Stärken und Schwächen sowie ein flexibles, innovatives Reagieren auf die Herausforderungen der Märkte voraus.

Gesamtwirtschaftliche Risiken

Unsere Bank operiert weiterhin in einem angespannten konjunkturellen Umfeld. Das bedeutet, dass eine durchgreifende Erholung an den Aktienmärkten wenig wahrscheinlich ist. Angesichts der geopolitischen Spannungen und ihren Auswirkungen auf die Wirtschaft in den USA und Europa sind erneute deutliche Rückschläge bei Unternehmensbewertungen denkbar.

Belastungen gehen auch von der Entwicklung bei den Unternehmensinsolvenzen aus. In Deutschland deutet einiges auf einen neuen Negativrekord (Hochrechnung 2002: 38 000; Prognose 2003: 45 000). Allerdings werden sich die Fälle wohl stärker auf kleine und mittlere Unternehmen konzentrieren, nachdem im Jahr 2002 vielfach Großunternehmen in Konkurs gegangen waren.

Strukturwandel im Bankensektor

Die deutsche Bankenbranche wird weiter hin durch einen hohen Fragmentierungsgrad und deutliche Überkapazitaten gekennzeichnet. Angesichts der ungünstigen gesamtwirtschaftlichen Entwicklung hat sich die Ertragsproblematik der deutschen Institute zusätzlich verschärft. Infolge der dramatischen Entwicklung der Unternehmensinsolvenzen stiegen die Zuführungsquoten zur Risikovorsorge sprunghaft an. Hinsichtlich Profitabilität und Effizienz sind die deutschen Institute im europäischen Vergleich im Berichtsjahr weiter zurückgefallen; einige Banken haben das abgelaufene Geschäftsjahr mit Verlusten abgeschlossen. Die Notwendigkeit zu Konsolidierung und Marktbereinigung wird angesichts des Fragmentierungsgrades des deutschen Bankensektors (siehe hierzu Graphik Marktanteile) zunehmend offensichtlich, wobei wir kurzfristig keine wesentlichen Fortschritte erwarten. Die Abschaffung staatlicher Garantien für den öffentlichen Bankensektor in 2005/2006 ist langfristig ein erster Schritt zur Angleichung der Wettbewerbsverhält nisse in Europa.

Auf Grund unsicherer Ertragsperspektiven werden die deutschen Banken zur kurzfristigen Verbesserung der Profitabilität die vielfach bereits eingeleitete Kosten-optimierung forcieren. Zudem bedarf es einer Konzentration auf Kernkompetenzen mit im Wettbewerb klaren Leistungsprofilen. Angesichts anhaltend ungünstiger gesamtwirtschaftlicher Rahmenbedingungen gehen wir auch für 2003 von einem schwierigen Geschäftsjahr für Banken aus.

INSOLVENZENTWICKLUNG
IN DEUTSCHLAND



Zahl der Unternehmensinsolvenzen in Tausend
45
35
25
15
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
2003*

*Hochrechnung/
Prognose

Quelle: Statistisches Bundesamt;
Prognose 2003: HVB Group,
Economic Research

Die Transformation der HVB Group

Die HVB Group fokussiert sich mit ihrem Transformationsprogramm als Bank im Herzen Europas auf das Bankgeschäft mit europäischen Privat- und Firmenkunden. Hierzu nutzen wir alle Möglichkeiten zur Effizienzsteigerung und zu organischem Wachstum. Wir werden den Konzern mit einer auf den Geschäftsauftrag ausgerichteten Führungsstruktur redimensionieren und alle Konzernunternehmen zum Realisieren zusätzlicher Synergien stärker integrieren.

Darüber hinaus tragen wir dem Strukturwandel im Bankensektor mit der beabsichtigten Trennung vom gewerblichen Immobilienfinanzierungsgeschäft Rechnung. Die Anforderungen an die Geschäftsmodelle im kommerziellen Bankgeschäft auf der einen und in der gewerblichen Immobilienfinanzierung auf der anderen Seite haben sich so unterschiedlich entwickelt, dass eine Trennung sinnvoller fur die weitere Entwicklung beider Geschäftsteile ist.

Das unserem Transformationsprogramm inhärente strategische Risiko besteht in der Verfehlung der mit dieser Positionierung angestrebten operativen Ertragskraft.

Personalabbau

Eine spürbare Ergebnisverbesserung erfordert Ertragssteigerungen, aber auch eine deutliche Reduzierung der Kosten. Daher hatte die Bank im Jahr 2001 beschlossen, in den Jahren 2001 bis 2004 in der HVB Group insgesamt 9100 Stellen zu streichen und die Mitarbeiterkapaziäten entsprechend zu reduzieren.

Im Jahr 2002 wurden in der AG im Rahmen dieser Planung knapp 800 Stellen kostenwirksam gestrichen. Seit 2001 wurden damit knapp 1700 Stellen reduziert, sodass noch rund 1800 Stellen für die Jahre 2003 und 2004 verblieben.

Die nach wie vor schwierige Ergebnissituation macht eine weitere kräftige Reduzierung unseres Verwaltungsaufwands notwendig. Diese Einsparungen werden zu einem erheblichen Teil über die »Preiskomponente«, also den Aufwand pro Mitarbeiter, durch Kurzung des Bonusbudgetssowie Streichung oder Aussetzung von branchenublichen Sonderzahlungen und nahezu aller Zusatzleistungen realisiert.

Trotz dieser Maßnahmen ist auch eine über die bisherige Planung hinausgehende Reduzierung der Personalkapazität erforderlich. Die Umsetzung der für die Jahre 2003 und 2004 geplanten Abbaumaßnahmen wird vorzeitig im Jahr 2003 abgeschlossen. Außerdem werden weitere rund 1000 Stellen im Jahr 2003 gestrichen.

Die Abbauvorhaben sind so geplant, dass die angestrebte Kostensenkung eintritt, ohne sich negativ auf Erträge oder auf die Wahrnehmung wesentlicher Funktionen auszuwirken, soweit nicht im Einzelfall die Aufgabe geschäftlicher Aktivitäten beschlossen wurde. Die Maßnahmen beinhalten eine Effizienzsteigerung im Privatkundengeschäft (Stäbe und Produktion), den Rückbau des gewerblichen Immobilienfinanzierungsgeschäfts in der HVB AG nach Abspaltung der Real Estate sowie der Aktivitäten außerhalb Europas sowie die Straffung zentraler Funktionen und der Führungsstrukturen. Der Vertrieb wird weitgehend nicht betroffen sein mit der Folge, dass der Anteil der Mitarbeiter im Vertrieb gesteigert wird.

Die Einsparmaßnahmen des Jahres 2003 sind insbesondere wegen der notwendigen Reduzierung der Stellen zwar anspruchsvoll, aber zu bewältigen. Mit den Mitarbeitervertretungen wurde zu Beginn des Jahres Einvernehmen über Notwendigkeit und Umfang erzielt. Zur

Realisierung des Abbaus werden wir in Deutschland zunächst die Fluktuation nutzen und Mitarbeiter, deren Arbeitsplatz entfallen ist, möglichst anderweitig einsetzen. Wo das nicht möglich ist, verfügen wir über eine breite Palette gut akzeptierter Maßnahmen, beispielsweise Vorruhestand und Altersteilzeit, Reduzierung des Beschäftigungsfaktors, Short Term Sabbaticals, Beschäftigung durch HVB TransFair oder HVB Profil, deren Mitarbeiter für Konzernunternehmen oder Dritte tätig sind sowie Aufhebungsverträge. Für diese Maßnahmen wurden im Jahresabschluss 2002 Restrukturierungsrückstellungen in Höhe von 125 Mio € gebildet.

MARKTANTEILE
IM DEUTSCHEN BANKENSEKTOR

in %, gemessen an der Bilanzsumme



Öffentlich-rechtliche Banken 44,0
Genossenschafts-banken 11,7
Privatbanken 44,3

Quelle: Deutsche Bundesbank, Stand: Oktober 2002

4. ZUSAMMENFASSENDE DARSTELLUNG

Im Berichtsjahr haben wir das Controlling und Geschäftsfeld übergreifende Management von Risiken unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst. Das Group Credit Risk Management ist für die Kreditrisikosteuerung der HVB Group verantwort-lich, das Group Market Risk für die kurz- und langfristige Liquiditätssicherung, das Funding-Management sowie das Aktiv-Passiv-Management. Die Messung und Überwachung unserer Risiken inklusive Berichtswesen an den Vorstand erfolgt durch das Risikocontrolling.

Risiko-Renditeorientiertes Steuerungssystem

Die HVB Group verfügt über ein umfassendes, konzernweites System der Risikoüberwachung und -steuerung, welches in das interne Risiko-Renditeorientierte Steuerungskonzept der Bank integriert ist.

Wir erfassen unsere Risiken nach klar definierten Risikoarten und messen diese mit vergleichbaren Methoden auf Basis eines Konfidenzniveaus von 99%. Dies ermöglicht uns eine über alle Risiken und Risikobereiche hinweg aggregierte Darstellung unseres Gesamtrisikos, welches regelmäßig der Risikotragfähigkeit der Bank gegenübergestellt wird. Darüber hinaus ist diese konsistente Erfassung Grundlage unserer konzernweiten Risikokapitalallokation zur Abdeckung unerwarteter Risiken.

Die von uns angewandten Methoden und Systeme zur Risikomessung und -steuerung erfüllen auf Grund ihrer hohen Qualität sämtliche derzeitigen gesetzlichen und aufsichtsrechtlichen Anforderungen.

Die künftigen aufsichtsrechtlichen Anforderungen stehen auch in unserer Bank im besonderen Fokus. Bei diesen handelt es sich zum einen um die Weiterführung der Konsultation des neuen Baseler

Akkords (Basel II), welcher voraussichtlich ab dem Jahr 2007 in Kraft treten soll, zum anderen um die so genannten »Mindestanforderungen an das Kreditgeschäft der Kreditinstitute (MaK)«. Die MaK sind ein deutsches Regelwerk, welches insbesondere in Bezug auf die Organisation und Prozesse im Kreditgeschäft qualitative Mindeststandards setzt, welche bis Mitte 2004 (DV-technische Anpassungen bis Ende 2005) von den Banken umzusetzen sind.

Im Mittelpunkt von Basel II steht eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung, welche sich damit der rein ökonomischen, das heißt risikoadjustierten Kapitalunterlegung annähert. Um alle Basel II-Aktivitäten effizient steuern und termingerecht umsetzen zu können, haben wir bereits in 2001 ein umfassendes internes Projekt aufgesetzt. Im Bereich der Adressrisiken wollen wir den anspruchsvollsten Ansatz, den so genannten »IRB (Internal Rating Based) – Advanced Approach« umsetzen. Unsere bisherigen Berechnungen ergaben, dass wir bei Anwendung dieses Verfahrens von einem niedrigeren Eigenmittelbedarf profitieren können. Be-züglich der Eigenmittelunterlegung von Operational Risk werden wir zumindest den »Standardised Approach« umsetzen. Eine Entscheidung über den Einsatz des anspruchsvollsten »Advanced Measurement Approach« treffen wir erst dann, wenn die endgultigen Vorgaben von Basel vorliegen und eine fundierte Kosten-Nutzen-Analyse möglich ist.

Aktives Portfoliomanagement

Insgesamt war die Risikosituation unserer Bank in 2002 geprägt von einem sehr schwierigen gesamtwirtschaftlichen Umfeld. Auch 2003 wird sicherlich kein einfaches Jahr. Umso mehr kommt dem aktiven Management unserer Portfolios weiterhin eine zentrale Bedeutung zu.

Im Kreditbereich werden wir die Kapitalmärkte noch stärker für Maßnahmen der Verbriefung und Syndizierung nutzen, Risikokonzentrationen durch konsequentes Management von Klumpenrisiken weiter verringern und im Neugeschäft konsequent unsere ausgefeilten internen Instrumente für ein risikoadäquates Pricing nutzen.

Die Bereinigung unseres Beteiligungsportfolios werden wir weiter fortsetzen. Unser Ziel ist hier die weitestgehende Trennung von Beteiligungen ohne strategischen oder operativen Mehrwert und Freisetzung des darin gebundenen Kapitals.

[DIESE SEITE WURDE ABSICHTLICH FREIGELASSEN]

GEWINN- UND VERLUSTRECHNUNG
DER BAYERISCHEN HYPO- UND VEREINSBANK AG
FÜR DIE ZEIT
VOM 1. JANUAR BIS 31. DEZEMBER 2002

AUFWENDUNGEN

				2002	2001
		in Mio €	in Mio €	in Mio €	in Mio €
1	**Zinsaufwendungen**			12 390	14 954
2	**Provisionsaufwendungen**			285	257
3	**Nettoaufwand aus Finanzgeschäften**			—	—
4	**Allgemeine Verwaltungsaufwendungen**				
	a) Personalaufwand				
	aa) Löhne und Gehälter	1 307			1 369
	ab) soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	373			413
			1 680		1 782
	darunter: für Altersversorgung Mio € 184				(220)
	b) andere Verwaltungsaufwendungen		1 571		1 571
				3 251	3 353
5	**Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachanlagen**			373	185
6	**Sonstige betriebliche Aufwendungen**			172	136
7	**Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft**			3 287	2 122
8	**Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere**			—	69
9	**Aufwendungen aus Verlustübernahme**			207	91
10	**Steuern vom Einkommen und vom Ertrag**			77	311
11	**Sonstige Steuern, soweit nicht unter Posten 6 ausgewiesen**			4	19
12	**Jahresüberschuss**			—	557
	Summe der Aufwendungen			**20 046**	**22 054**

1	**Jahresüberschuss**			—	557
2	**Einstellungen in Gewinnrücklagen**				
	a) in die gesetzliche Rücklage		—		—
	b) in die Rücklage für eigene Anteile		—		—
	c) in andere Gewinnrücklagen		—		100
				—	100
3	**Bilanzgewinn**			—	**457**

ERTRÄGE

			2002	2001
		in Mio €	in Mio €	in Mio €
1	**Zinserträge aus**			
	a) Kredit- und Geldmarktgeschäften	12 613		14 925
	b) festverzinslichen Wertpapieren und Schuldbuchforderungen	2 184		2 514
			14 797	17 439
2	**Laufende Erträge aus**			
	a) Aktien und anderen nicht festverzinslichen Wertpapieren	199		159
	b) Beteiligungen	59		61
	c) Anteilen an verbundenen Unternehmen	1 594		718
			1 852	938
3	**Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen**		42	40
4	**Provisionserträge**		1 230	1 285
5	**Nettoertrag aus Finanzgeschäften**		450	328
6	**Erträge aus Zuschreibungen zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft**		1 016	1 245
7	**Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren**		328	—
8	**Sonstige betriebliche Erträge**		331	683
9	**Erträge aus der Auflösung von Sonderposten mit Rücklageanteil**		—	96
Summe der Erträge			**20 046**	**22 054**

BILANZ
DER BAYERISCHEN HYPO- UND VEREINSBANK AG
ZUM 31. DEZEMBER 2002

AKTIVA

	in Mio €	31.12.2002 In Mio €	31.12.2001 In Mio €
1. Barreserve			
a) Kassenbestand	422		440
b) Guthaben bei Zentralnotenbanken	1 576		2 188
darunter: bei der Deutschen Bundesbank Mio € 840			(1 535)
		1 998	2 628
2. Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind			
a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	97		100
darunter: bei der Deutschen Bundesbank refinanzierbar Mio € 97			(88)
b) Wechsel	146		241
darunter: bei der Deutschen Bundesbank refinanzierbar Mio € 146			(241)
		243	341
3. Forderungen an Kreditinstitute			
a) täglich falling	19 621		14 108
b) andere Forderungen	29 658		48 157
		49 279	62 265
darunter: Hypothekendarlehen Mio € 9			(12)
Kommunalkredite Mio € 704			(1 033)
4. Forderungen an Kunden		202 527	214 536
darunter: Hypothekendarlehen Mio € 110 214			(111 387)
Kommunalkredite Mio € 19 831			(21 084)
andere durch Grundpfandrechte gesicherte Kredite Mio € 6 709			(7 168)
Übertrag:		254 047	279 770

PASSIVA

		in Mio €	in Mio €	31.12.2002 in Mio €	31.12.2001 in Mio €
1	**Verbindlichkeiten gegenüber Kreditinstituten**				
	a) täglich fallig		16144		15653
	b) mit vereinbarter Laufzeit oder Kündigungsfrist		83533		75153
				99677	90806
	darunter: begebene Hypotheken-Namenspfandbriefe Mio € 2 967				(3 375)
	begebene öffentliche Namenspfandbriefe Mio € 658				(775)
	zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte Hypotheken-Namenspfandbriefe Mio € 19				(21)
	und öffentliche Namenspfandbriefe Mio € 47				(40)
2	**Verbindlichkeiten gegenüber Kunden**				
	a) Spareinlagen				
	aa) mit vereinbarter Kündigungsfrist von 3 Monaten	8135			8068
	ab) mit vereinbarter Kündigungsfrist von mehr als 3 Monaten	235			274
			8370		8342
	b) begebene Hypotheken-Namenspfandbriefe		16579		17612
	c) begebene öffentliche Namenspfandbriefe		5524		5722
	d) andere Verbindlichkeiten				
	da) täglich fällig	26271			29015
	db) mit vereinbarter Laufzeit oder Kündigungsfrist	42627			50326
	darunter: zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte Hypotheken-Namenspfandbriefe Mio € 601				(674)
	und öffentliche Namenspfandbriefe Mio € 397				(434)
			68898		79341
				99371	111017
	Übertrag:			199048	201823

AKTIVA

	in Mio €	in Mio €	31.12.2002 in Mio €	31.12.2001 in Mio €
Übertrag:			254 047	279 770
5 **Schuldverschreibungen und andere festverzinsliche Wertpapiere**				
a) Geldmarktpapiere				
aa) von öffentlichen Emittenten	6			10
darunter: beleihbar bei der Deutschen Bundesbank Mio € —				(—)
ab) von anderen Emittenten	2 779			3 714
darunter: beleihbar bei der Deutschen Bundesbank Mio € 419				(661)
		2 785		3 724
b) Anleihen und Schuldverschreibungen				
ba) von öffentlichen Emittenten	16 451			18 522
darunter: beleihbar bei der Deutschen Bundesbank Mio € 11 162				(11 325)
bb) von anderen Emittenten	31 171			38 293
darunter: beleihbar bei der Deutschen Bundesbank Mio € 14 211				(18 141)
		47 622		56 815
c) eigene Schuldverschreibungen		5 826		5 363
Nennbetrag Mio € 5 789				(5 220)
			56 233	65 902
6 **Aktien und andere nicht festverzinsliche Wertpapiere**			10 581	8 799
7 **Beteiligungen**			1 706	1 925
darunter: an Kreditinstituten Mio € 458				(582)
an Finanzdienstleistungsinstituten Mio € —				(—)
8 **Anteile an verbundenen Unternehmen**			12 751	14 487
darunter: an Kreditinstituten Mio € 10 372				(11 206)
an Finanzdienstleistungsinstituten Mio € 123				(177)
9 **Treuhandvermögen**			29	30
darunter: Treuhandkredite Mio € 12				(13)
Übertrag:			335 347	370 913

PASSIVA

			31.12.2002	31.12.2001
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			199 048	201 823
3 Verbriefte Verbindlichkeiten				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe	40 284			37 056
ab) öffentliche Pfandbriefe	11 849			13 516
ac) sonstige Schuldverschreibungen	52 343			86 502
		104 476		137 074
b) andere verbriefte Verbindlichkeiten		33		127
darunter: Geldmarktpapiere Mio € —				(—)
eigene Akzepte und Solawechsel im Umlauf Mio € 33				(127)
			104 509	137 201
4 Treuhandverbindlichkeiten			29	30
darunter: Treuhandkredite Mio € 12				(13)
5 Sonstige Verbindlichkeiten			6 369	5 212
6 Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		684		822
b) andere		365		371
			1 049	1 193
7 Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		1 223		1 190
b) Steuerrückstellungen		282		650
c) andere Rückstellungen		1 631		1 350
			3 136	3 190
8 Sonderposten mit Rücklageanteil			—	—
9 Nachrangige Verbindlichkeiten			10 467	10 532
10 Genussrechtskapital			511	512
darunter: vor Ablauf von zwei Jahren fällig Mio € —				(1)
Übertrag:			325 118	359 693

AKTIVA

	in Mio €	31.12.2002 in Mio €	31.12.2001 in Mio €
Übertrag:		335 347	370 913
10 Immaterielle Anlagewerte		—	246
11 Sachanlagen		334	354
12 Eigene Aktien oder Anteile		—	—
Nennbetrag Mio €		—	(—)
13 Sonstige Vermögensgegenstände		6 812	6 008
14 Steuerabgrenzungsposten		—	—
15 Rechnungsabgrenzungsposten			
a) aus dem Emissions- und Darlehensgeschäft	425		419
b) andere	150		160
		575	579
Summe der Aktiva		**343 068**	**378 100**

PASSIVA

	in Mio €	in Mio €	31.12.2002 in Mio €	31.12.2001 in Mio €
Übertrag:			325 118	359 693
11 Fonds für allgemeine Bankrisiken			200	200
12 Eigenkapital				
a) gezeichnetes Kapital		1 609		1 609
eingeteilt in: Stück 521 735 101 auf den Inhaber lautende Stammaktien; Stück 14 553 600 auf den Namen lautende Vorzugsaktien ohne Stimmrecht				
b) Kapitalrücklage		13 273		13 273
c) Gewinnrücklagen				
ca) gesetzliche Rücklage	56			56
cb) Rücklage für eigene Anteile	—			—
cc) andere Gewinnrücklagen	2 812			2 812
		2 868		2 868
d) Bilanzgewinn		—		457
			17 750	18 207
Summe der Passiva			**343 068**	**378 100**
1 Eventualverbindlichkeiten				
a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln		—		—
b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen		31 381		28 744
c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten		—		—
			31 381	28 744
2 Andere Verpflichtungen				
a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften		—		—
b) Platzierungs- und Übernahmeverpflichtungen		—		—
c) Unwiderrufliche Kreditzusagen		42 670		47 173
			42 670	47 173

ANHANG

RECHTSGRUNDLAGEN

Der Jahresabschluss der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) für das Geschäftsjahr 2002 ist nach den Rechnungslegungsvorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG), des Hypothekenbankgesetzes (HypBankG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt worden.

Unsere Bank ist in allen Sparten einer Geschäftsbank und Hypothekenbank tätig. Nach § 24 HypBankG ist deshalb das allgemeine Formblatt der RechKredV um die zusätzlichen Untergliederungen für Realkreditinstitute zu ergänzen.

Die nach § 161 AktG vorgeschriebene Erklärung zum Corporate Governance Kodex haben wir am 3. Dezember 2002 auf unserer Internet-Seite *www.hvbgroup.com/entsprechung* und im Band »Jahresabschluss«, Kapitel »Corporate Governance« entsprechend veröffentlicht.

BILANZIERUNGS-, BEWERTUNGS- UND AUSWEISMETHODEN

Auf Änderungen der Bilanzierungs- und Bewertungsmethoden sowie auf Ausweisänderungen weisen wir bei den jeweiligen Positionen hin.

Schuldtitel öffentlicher Stellen und Wechsel (Aktivposten 2) sind mit ihrem Barwert, also um Abzinsungsbeträge gekürzt, ausgewiesen.

Die Bewertung unserer Forderungen (Aktivposten 3 und 4) erfolgt grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB. Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Einzelwertberichtigungen und Rückstellungen werden aufgelöst, soweit das Kreditrisiko entfallen ist oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und abgebucht wird.

Für Ausleihungen in Ländern mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über ein Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die Höhe des entsprechenden Wertberichtigungssatzes wird der jeweiligen aktuellen Risikosituation angepasst.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung. Bei der Bewertung der inländischen latenten Kreditrisiken wenden wir die Grundsätze der deutschen Finanzverwaltung zur steuerlichen Anerkennung von Pauschalwertberichtigungen bei Kreditinstituten an.

Wie die übrigen Forderungen setzen wir auch die Hypothekendarlehen mit ihrem Nennbetrag an. Unterschiede zwischen Nenn- und Auszahlungsbeträgen werden in die Rechnungsabgrenzung eingestellt und planmäßig erfolgswirksam aufgelst.

Wertpapiere sind in den Bilanzpositionen Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten 5) sowie Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten 6) ausgewiesen. Die gesamten Wertpapiere haben wir nach definierten Kriterien wie Haltedauer und Geschäftszweck dem Handels-, Anlage- oder Liquiditätsvorsorgebestand (Wertpapiere, die weder Teil des Handelsbestandes sind noch wie Anlagevermögen behandelt werden) zugeordnet. Der Gesamtbestand der Bank besteht zum Bilanzstichtag zu 42,2% aus Handelsbeständen, zu 44,6% aus Wertpapieren der Liquiditätsvorsorge und zu 13,2% aus Wertpapieren, die wie Anlagevermögen behandelt wurden. Die wie Anlagevermögen behandelten Wertpapiere bewerten wir nach den Vorschriften des § 253 Abs. 2 Satz 3 HGB, nach denen Abschreibungen nur bei einer voraussichtlich dauernden Wertminderung vorzunehmen sind. Handels- und Liquiditätsvorsorgebestände bewerten wir dagegen grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB. In der Regel gehören die Handels- und Liquiditätsvorsorgebestände zu Portfolios, die wir nach den Grundsätzen der Bewertung von Bewertungseinheiten behandeln (vergleiche dazu unsere nachstehenden Ausführungen).

Derivative Finanzgeschäfte sind schwebende Geschäfte und damit grundsätzlich nicht in der Bilanz auszuweisen. Sie werden bei Abschluss entsprechend ihrer Zweckbestimmung als Handels- oder als Sicherungsgeschäfte klassifiziert und dokumentiert, wobei sie auch innerhalb der Handelsbestände Sicherungsfunktion haben können. Unabhängig davon, ob die genannten Instrumente Handels- oder Sicherungsfunktion haben, bewerten wir sie grundsätzlich einzeln.

Der Grundsatz des »True and Fair View« erfordert insbesondere für derivative Finanzinstrumente eine betriebswirtschaftlich richtige Behandlung, die verzerrende Auswirkungen auf die Ertragslage vermeidet. Für gleiche Risikoarten bilden wir deshalb ex ante definierte, strengen Voraussetzungen unterliegende und dokumentierte Bewertungseinheiten aus bilanzwirksamen Grundgeschäften (zum Beispiel festverzinslichen Wertpapieren) und dazugehörigen Hedgeinstrumenten (zum Beispiel Interest Rate Swaps). Innerhalb der einzelnen Bewertungseinheit verrechnen wir positive und negative Bewertungsergebnisse der einzelnen Finanzinstrumente. Ein danach verbleibender Gewinn wird bei der Ergebnisermittlung grundsätzlich nicht berücksichtigt, für einen Verlustsaldo bilden wir eine Rückstellung für drohende Verluste aus schwebenden Geschäften. Dieses Verfahren wenden wir sowohl für die Handelsportfolios als auch in der Regel für die Bankbuchportfolios an.

Ausführliche Angaben zu unseren Termingeschäften mit detaillierten Aufgliederungen des Nominalvolumens und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Beteiligungen und Anteile an verbundenen Unternehmen (Aktivposten 7 und 8) werden zu Anschaffungskosten oder – bei dauerhafter Wertminderung – zum niedrigeren Wert am Bilanzstichtag angesetzt.

Gewinne und Verluste bei Personengesellschaften sowie Gewinnausschüttungen von Kapitalgesellschaften erfassen wir bei Mehrheitsbeteiligungen periodengleich im Jahr des Entstehens.

Beim Ausweis der Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren (E.7) sowie der Abschreibungen und Wertberichtigungen auf diese Finanzanlagen (A.8) wenden wir das Wahlrecht des § 340 c Abs. 2 Satz 2 HGB an. Wir kompensieren die entsprechenden Aufwendungen und Erträge, die auch Erfolge aus der Veräußerung von Finanzanlagen enthalten.

Den unter immaterielle Anlagewerte (Aktivposten 10) in 2001 erstmals ausgewiesenen Geschäfts- oder Firmenwert haben wir nach § 255 Abs. 4 Satz 2 HGB im Geschäftsjahr in voller Höhe abgeschrieben.

Unser Sachanlagevermögen (Aktivposten 11) bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögensgegenstände handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Dabei lehnen wir uns eng an die Abschreibungsvorschriften des § 7 EStG in Verbindung mit den amtlichen Abschreibungstabellen für Mobilien an. Geringwertige Wirtschaftsgüter werden im Anschaffungsjahr voll abgeschrieben und im Anlagespiegel als Zu- und Abgang gezeigt. Zugänge bei Vermögensgegenständen der Betriebs- und Geschäftsausstattung schreiben wir im Jahr der Anschaffung zeitanteilig ab.

Verbindlichkeiten (Passivposten 1 bis 3 und 9) passivieren wir mit ihrem Rückzahlungsbetrag; eine Differenz zum Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt und planmäßig aufgelöst. Dagegen setzen wir Verbindlichkeiten ohne laufende Zinszahlungen mit ihrem Barwert an.

Rückstellungen für Steuern, ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften (Passivposten 7) bemessen wir entsprechend den Grundsätzen vorsichtiger kaufmännischer Beurteilung in Höhe der voraussichtlichen Zahlungsverpflichtung. Der Ansatz erfolgt zum Nominalwert, soweit nicht die bilanzrechtlichen Vorschriften eine Abzinsung erfordern. Pensionsrückstellungen haben wir nach versicherungsmathematischen Grundsätzen (Rechnungszinsfuß 6%) mit dem Teilwert nach § 6 a EStG in Verbindung mit R 41 EStR in steuerlich maximal zulässiger Höhe gebildet.

Ergebnisunterschiede zwischen Handelsbilanz und Steuerbilanz, die sich im Zeitablauf voraussichtlich wieder ausgleichen (so genannte Timing Differences), werden in Nebenrechnungen dokumentiert. Aktivische und passivische latente Steuern werden saldiert. Der verbleibende aktivische Saldo wurde wie im Vorjahr gemäß § 274 Abs. 2 HGB nicht angesetzt.

Unser Jahresüberschuss ist durch steuerlich bedingte Mehrabschreibungen bzw. unterlassene Zuschreibungen nicht beeinflusst worden.

WÄHRUNGSUMRECHNUNG

Die Währungsumrechnung erfolgt nach den in § 340 h HGB vorgegebenen Grundsätzen. Daneben beachten wir die zur Währungsumrechnung für Kreditinstitute vom Bankenfachausschuss des Instituts der Wirtschaftsprüfer erlassene Stellungnahme 3/1995. Danach werden auf ausländische Währung lautende Vermögensgegenstände und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Wie Anlagevermögen behandelte Vermögensgegenstände ohne besondere Deckung werden demgegenüber mit ihrem Anschaffungskurs angesetzt. Nicht abgewickelte Termingeschäfte werden zum Terminkurs am Bilanzstichtag bewertet.

Erfolge, die sich aus der Währungsumrechnung bilanzwirksamer Positionen sowie aus der Bewertung von Terminkontrakten zum Jahresultimo ergeben, werden in der Gewinn- und Verlustrechnung berücksichtigt. Darin enthaltene Umrechnungsgewinne aus sich im Zahlungsverkehr ergebenden offenen Positionen werden zeitnah realisiert. Signifikante Erfolgsverschiebungen ergeben sich dabei nicht. Bei vorhandenen strategischen Währungspositionen bilden wir für negative Bewertungsergebnisse Rückstellungen für drohende Verluste aus schwebenden Geschäften. Nicht realisierte positive Bewertungsergebnisse bleiben dagegen außer Ansatz.

ANGABEN ZUR BILANZ

LAUFZEITGLIEDERUNG BESTIMMTER AKTIVPOSTEN

	2002	2001
	in Mio €	
A 3 b) Andere Forderungen an Kreditinstitute		
mit Restlaufzeit bis 3 Monate	20 907	36 690
mehr als 3 Monate bis 1 Jahr	2 807	5 101
mehr als 1 Jahr bis 5 Jahre	4 296	4 882
mehr als 5 Jahre	1 648	1 484
A 4) Forderungen an Kunden		
mit Restlaufzeit bis 3 Monate	13 730	22 707
mehr als 3 Monate bis 1 Jahr	12 812	12 607
mehr als 1 Jahr bis 5 Jahre	43 757	43 952
mehr als 5 Jahre	115 757	119 579
mit unbestimmter Laufzeit	16 472	15 691
A 5) Schuldverschreibungen und andere festverzinsliche Wertpapiere		
im Folgejahr fällig werdende Beträge	15 886	14 341

LAUFZEITGLIEDERUNG BESTIMMTER PASSIVPOSTEN

	2002	2001
	in Mio €	
P 1 b) Verbindlichkeiten gegenüber Kreditinstituten		
mit vereinbarter Laufzeit oder Kündigungsfrist		
mit Restlaufzeit bis 3 Monate	51 372	47 105
mehr als 3 Monate bis 1 Jahr	18 986	11 902
mehr als 1 Jahr bis 5 Jahre	6 941	9 638
mehr als 5 Jahre	6 234	6 508
Verbindlichkeiten gegenüber Kunden		
P 2 ab) Spareinlagen mit vereinbarter Kündigungsfrist von mehr als 3 Monaten		
mit Restlaufzeit bis 3 Monate	5	8
mehr als 3 Monate bis 1 Jahr	67	87
mehr als 1 Jahr bis 5 Jahre	163	179
mehr als 5 Jahre	—	—
P 2 b) Begebene Hypotheken-Namenspfandbriefe,		
P 2 c) begebene öffentliche Namenspfandbriefe,		
P 2 db) andere Verbindlichkeiten mit vereinbarter Laufzeit oder Kündigungsfrist		
mit Restlaufzeit bis 3 Monate	23 254	32 384
mehr als 3 Monate bis 1 Jahr	5 590	3 696
mehr als 1 Jahr bis 5 Jahre	18 997	20 169
mehr als 5 Jahre	16 889	17 411
Verbriefte Verbindlichkeiten		
P 3 a) Begebene Schuldverschreibungen		
im Folgejahr fällig werdende Beträge	36 603	60 306
P 3 b) Andere verbriefte Verbindlichkeiten		
mit Restlaufzeit bis 3 Monate	33	127
mehr als 3 Monate bis 1 Jahr	—	—
mehr als 1 Jahr bis 5 Jahre	—	—
mehr als 5 Jahre	—	—

BEZIEHUNGEN ZU VERBUNDENEN UNTERNEHMEN UND ZU BETEILIGUNGSUNTERNEHMEN

	an / gegenüber verbundene(n) Unternehmen 2002	an / gegenüber verbundene(n) Unternehmen 2001	an / gegenüber Unternehmen mit Beteiligungs-verhältnis 2002	an / gegenüber Unternehmen mit Beteiligungs-verhältnis 2001
	in Mio €			
Forderungen an Kreditinstitute	22 858	32 954	112	670
Forderungen an Kunden	5 480	6 029	1 621	1 076
Schuldverschreibungen und andere festverzinsliche Wertpapiere	2 590	3 946	145	174
Verbindlichkeiten gegenüber Kreditinstituten	17 546	13 044	472	438
Verbindlichkeiten gegenüber Kunden	7 562	6 769	795	1 045
Verbriefte Verbindlichkeiten	5 276	6 190	1 866	62
Nachrangige Verbindlichkeiten	1 637	1 753	—	—

TREUHANDGESCHÄFTE

Die Gesamtbeträge des Treuhandvermögens und der Treuhandverbindlichkeiten gliedern sich in folgende Aktiv- und Passivpositionen:

	2002	2001
	in Mio €	
Forderungen an Kreditinstitute	—	—
Forderungen an Kunden	12	13
Aktien und andere nicht festverzinsliche Wertpapiere	—	—
Beteiligungen	17	17
Sonstige Vermögensgegenstände	—	—
Treuhandvermögen	**29**	**30**
Verbindlichkeiten gegenüber Kreditinstituten	12	13
Verbindlichkeiten gegenüber Kunden	17	17
Sonstige Verbindlichkeiten	—	—
Treuhandverbindlichkeiten	**29**	**30**

VERMÖGENSGEGENSTÄNDE UND SCHULDEN IN FREMDWÄHRUNG

Rund 61,6% unseres Fremdwährungsvolumens bestehen aus USD, 10,1% aus JPY und 17,2% aus GBP.

	2002	2001
	in Mio €	
Vermögensgegenstände	69 577	100 977
Schulden	75 398	120 516

Dargestellt sind die Euro-Gegenwerte aller Währungen. Betragliche Unterschiede zwischen Vermögensgegenständen und Schulden sind in der Regel durch außerbilanzielle Geschäfte ausgeglichen.

NACHRANGIGE VERMÖGENSGEGENSTÄNDE

Nachrangige Vermögensgegenstände sind in folgenden Aktivposten enthalten:

	2002	2001
	in Mio €	
Forderungen an Kreditinstitute	722	455
Forderungen an Kunden	173	231
Schuldverschreibungen und andere festverzinsliche Wertpapiere	963	842
Aktien und andere nicht festverzinsliche Wertpapiere	17	2
davon: eigene Genussscheine aus Marktpflegebeständen	6	—

WERTPAPIERE UND FINANZANLAGEN

Die in den entsprechenden Bilanzpositionen enthaltenen börsenfähigen Wertpapiere teilen sich nach börsennotierten und nicht börsennotierten Wertpapieren wie folgt auf:

	börsenfähige Wertpapiere 2002	börsenfähige Wertpapiere 2001	davon börsennotiert 2002	davon börsennotiert 2001	davon nicht börsennotiert 2002	davon nicht börsennotiert 2001
			in Mio €			
Schuldverschreibungen und andere festverzinsliche Wertpapiere	56 233	65 902	51 069	59 563	5 164	6 339
Aktien und andere nicht festverzinsliche Wertpapiere	8 008	7 739	7 974	7 672	34	67
Beteiligungen	697	301	696	289	1	12
Anteile an verbundenen Unternehmen	8 924	9 453	2 294	2 465	6 630	6 988

Börsenfähige Wertpapiere der Bilanzposten »Schuldverschreibungen und andere festverzinsliche Wertpapiere« sowie »Aktien und andere nicht festverzinsliche Wertpapiere« mit einem Bilanzwert von 2010 Mio € bzw. 5553 Mio € sind nicht mit dem niedrigeren am Bilanzstichtag beizulegenden Wert bewertet, weil wir hier nicht von einer dauernden Wertminderung ausgehen. Die Differenz zwischen den Börsenwerten und den Buchwerten dieser Wertpapiere beträgt 1733 Mio €.

EIGENE AKTIEN

Zu Jahresbeginn 2002 sowie am 31. Dezember 2002 hatten weder wir noch von uns abhängige oder in unserem Mehrheitsbesitz stehende Unternehmen Aktien der HVB AG (eigene Aktien) im Bestand.

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 53 780 556 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 27,41 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 27,46 € je Stück wieder veräußert. Der Mehrerlös ist in den Erträgen enthalten. Die erworbenen Aktien entsprechen einem Betrag von 161 Mio € bzw. 10,0% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während des Berichtsjahres auf 921 665 Stück (das entspricht einem Betrag von 3 Mio € bzw. 0,2% des Grundkapitals).

Am Jahresende waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71 e Abs. 1 Satz 2 AktG insgesamt 2 228 939 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 7 Mio € bzw. einem Anteil von 0,4% des Grundkapitals.

IMMATERIELLE ANLAGEWERTE

In 2001 hatten wir die ehemaligen Bank-Austria-Filialen in London, Singapur und Hongkong in die HVB AG integriert. Die Filialzusammenführung wurde nach der Erwerbsmethode bilanziert. Den dabei ermittelten Geschäfts- oder Firmenwert in Höhe von 246 Mio € haben wir in 2002 nach § 255 Abs. 4 Satz 2 HGB in voller Höhe abgeschrieben.

SACHANLAGEN

Die Sachanlagen in Höhe von 334 Mio € (2001: 354 Mio €) enthalten ausschließlich Betriebs- und Geschäftsausstattung.

SONSTIGE VERMÖGENSGEGENSTÄNDE

	2002	2001
	in Mio €	
Inkassopapiere wie Schecks, fällige Schuldverschreibungen, Zins- und Dividendenscheine	251	452
Bezahlte Prämien für noch nicht fällige Optionsgeschäfte	4 194	2 308
Gewinnansprüche	738	707
Bewertungsausgleichsposten für gebundene Währungspositionen	189	711
Gesellschäftsanteile zur Weiterveräuberung	205	232
Kaufpreisforderungen	43	537
Kapitalanlagen bei Lebensversicherungsgesellschaften	240	255
Ansprüche auf Steuererstattungen	549	378

ENTWICKLUNG DES ANLAGEVERMÖGENS

	Anschaffungs-/ Herstellungskosten[1]	Zugänge Geschäftsjahr[2]	Abgänge Geschäftsjahr[3]
		in Mio €	
Immaterielle Anlagewerte	246	—	—
Sachanlagen	1 013	136	260
darunter: Leasinggegenstände	51	—	51
Andere Vermögensgegenstände des Anlagevermögens	25	—	—
	Anschaffungs-kosten		
Beteiligungen	2 534		
Anteile an verbundenen Unternehmen[2]	13 238		
Wertpapiere des Anlagevermögens	4 573		

[1] Von der Zusammenfassungsmöglichkeit des § 34 Abs. 3 RechKredV wurde Gebrauch gemacht.
[2] Einschl. der 1996 von Porta GmbH zur Wiederveräußerung übernommenen Anteile der Brau und Brunnen AG.
[3] Einschl. Wertveränderung aus der Währungsumrechnung.

AKTIVE RECHNUNGSABGRENZUNGSPOSTEN

	2002	2001
	in Mio €	
Disagio aus Verbindlichkeiten	394	404
Agio aus Forderungen	30	15

SICHERHEITENÜBERTRAGUNG FÜR EIGENE VERBINDLICHKEITEN

Für nachstehende Verbindlichkeiten wurden Vermögens gegenstände in Höhe von insgesamt 27 736 Mio € als Sicherheit übertragen.

	2002	2001
	in Mio €	
Verbindlichkeiten gegenüber Kreditinstituten	23 758	22 073
Verbindlichkeiten gegenüber Kunden	3 978	3 136
Verbriefte Verbindlichkeiten	—	—
Eventualverbindlichkeiten	—	—

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben, sowie Sicherheitsleistungen für Rückgabeverpflichtungen aus Wertpapierleihgeschäften.

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögensgegenstände mit einem Buchwert von 19 277 Mio € verpensioniert. Die Vermögensgegenstände sind weiterhin Bestandteil unserer

Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich überwiegend um Offenmarktgeschäfte mit der Deutschen Bundesbank und Geschäfte an internationalen Geldmärkten.

Zum Bilanzstichtag haben wir Wertpapiere im Wert von nominal 2068 Mio € als Sicherheit für Geschäfte an der Terminbörse EUREX AG, Frankfurt sowie gegenüber Clearingstellen (Clearstream Banking Luxembourg und Clearstream Banking AG, Frankfurt) verpfändet.

Auf Grund der Geschäftstätigkeit im Ausland hatten wir zum Jahresende Vermögenswerte in Höhe von 5764 Mio € entsprechend den Bestimmungen des jeweiligen Landes als Sicherheit hinterlegt.

Umbuchungen Geschäftsjahr[3]	Zuschreibungen Geschäftsjahr	Abschreibungen kumuliert	Abschreibungen Geschäftsjahr	Restbuchwert 31.12.2002	Restbuchwert 31.12.2001
—	—	246	246	—	246
—	—	555	127	334	354
—	—	—	—	—	19
—	—	—	—	25	25

Veränderungen +/–[1]	Restbuchwert 31.12.2002	Restbuchwert 31.12.2001
– 828	1 706	1 925
– 487	12 751	14 487
+4 242	8 815	4 581

SONSTIGE VERBINDLICHKEITEN

	2002	2001
	in Mio €	
Ausgleichsposten für Swapgeschäfte und gebündene Währungspositionen	189	69
Erhaltene Prämien für noch nicht fällige Optionsgeschäfte	4266	2444
Noch nicht fällige Zinsen auf Genussrechtskapital	33	35
Verbindlichkeiten aus Zuschüssen an und Verlustübernahmen von Tochtergesellschaften	186	361
Verbindlichkeiten aus Wertpapier-Short-Positionen	918	1650
Verpflichtungen aus Schuldübernahmen	396	372

PASSIVE RECHNUNGSABGRENZUNGSPOSTEN

Die Disagien aus zum Nennwert bilanzierten Forderungen betragen 627 Mio €.

RÜCKSTELLUNGEN

In den anderen Rückstellungen sind die nachfolgend aufgeführten Posten enthalten:

	2002	2001
	in Mio €	
Rückstellungen im Kreditgeschäft	334	276
Rückstellungen für drohende Verluste aus schwebenden Geschäften	528	373
Rückstellungen für ungewisse Verbindlichkeiten	510	701
darunter:		
Prämienzahlungen für Sparverträge	23	26
Jubiläumszahlungen	75	66
Zahlungen für Vorruhestand, Altersteilzeit u. Ä.	67	65
Zahlungen an Mitarbeiter	155	178
Rückstellungen für Restrukturierung	259	—
Andere Rückstellungen insgesamt	**1631**	**1350**

NACHRANGIGE VERBINDLICHKEITEN

In dieser Position sind anteilige Zinsen in Höhe von 197 Mio € enthalten. Im Jahr 2002 sind Zinsaufwendungen von 606 Mio € angefallen.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung nicht entstehen. Im Falle der Insolvenz oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden. Bei bankaufsichtsrechtlichen Eigenmitteln werden diese nachrangigen Verbindlichkeiten als Ergänzungskapital oder Drittrangmittel angerechnet.

Im Gesamtbetrag ist kein Einzelposten enthalten, der 10% der nachrangigen Verbindlichkeiten übersteigt.

GENUSSRECHTSKAPITAL

Inhaber-Genussscheine von 1997 WKN 802 180	Nennbetrag umgerechnet in Mio €
Inhaber-Genussscheine insgesamt	511
Eingeteilt in Genussscheine	
Stück 1 000 000 zu je € 511,29 (DM 1000, –)	

Die Genussscheininhaber haben einen dem Gewinnanteil der Aktionäre vorgehenden Zinsanspruch von jährlich 6,75% des Nennbetrags. Der Zinsanspruch mindert sich ohne Nachzahlungsanspruch, soweit sich durch eine Ausschüttung ein Jahresfehlbetrag ergeben würde.

Die Rückzahlung erfolgt zum Nennbetrag – vorbehaltlich einer Teilnahme am Verlust – am Tag nach der Hauptversammlung, die über das Geschäftsjahr 2007 beschließt. Die Teilnahme an einem etwaigen Jahresfehlbetrag mindert den Rückzahlungsanspruch anteilig. Jahresüberschüsse in den Folgejahren erhöhen die Rückzahlungsansprüche wieder bis maximal zum Nennbetrag.

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die Genussscheine stellen für die Bank Eigenmittel im Sinne von § 10 Abs. 5 KWG dar.

EIGENKAPITAL

ENTWICKLUNG DES BILANZIELLEN EIGENKAPITALS

	in Mio €	in Mio €
Gezeichnetes Kapital		
Stand 1. 1. 2002	1609	
Stand 31. 12. 2002		1609
Kapitalrücklage		
Stand 1. 1. 2002	13273	
Stand 31. 12. 2002		13273
Gewinnrücklagen		
Gesetzliche Rücklage		
Stand 1. 1. 2002	56	
Stand 31. 12. 2002		56
Andere Gewinnrücklagen		
Stand 1. 1. 2002	2812	
Stand 31. 12. 2002		2812
Bilanzgewinn		
Stand 1. 1. 2002	457	
Ausschüttung der HVB AG in 2002	– 457	
Stand 31. 12. 2002		—
Eigenkapital Stand 31. 12. 2002		17750

Das gezeichnete Kapital beträgt per 31. Dezember 2002
nominal 1609 Mio €.

GENEHMIGTES KAPITAL

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2002 in Mio €
2001	22.5.2006	780	780

BEDINGTES KAPITAL

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2002 in Mio €
2000	3.5.2005	300	300

ANTEILE AM GRUNDKAPITAL DER HVB AG ÜBER 5%

	2002	2001
	in %	
Münchener Rückversicherungs-Gesellschaft AG	25,6	5,1
E.ON AG	6,5	6,6
AV-Z Kapitalgesellschaft mbH	5,1	5,2
Allianz AG	—	13,7

ANTEILSBESITZLISTE GEMÄSS § 285 NR.11 HGB

Die vollständige Aufstellung des Anteilsbesitzes als Bestandteil des Anhangs ist beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse *www.hvbgroup.com/anteilsbesitzliste* abgerufen werden.

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

Eine Gewinn- und Verlustrechnung in Staffelform haben wir in den Lagebericht aufgenommen.

DIENSTLEISTUNGSGESCHÄFTE GEGENÜBER DRITTEN

Wesentliche Dienstleistungen gegenüber Dritten erbrachten wir in der Depot- und Vermögensverwaltung sowie in der Vermittlung von Versicherungen, Bausparverträgen und Fondsanteilen.

GEOGRAPHISCHE AUFTEILUNG DER ERTRÄGE

Die

- Zinserträge,
- laufenden Erträge aus Aktien und anderen nicht festverzinslichen Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen,
- Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen,
- Provisionserträge,
- sonstigen betrieblichen Erträge sowie
- das Nettoergebnis aus Finanzgeschäften verteilen sich regional wie folgt:

	2002	2001
	in Mio €	
Deutschland	15 395	15 952
Übriges Europa	1 879	2 245
Amerika	822	1 783
Asien	607	732

AUFGLIEDERUNG DER SONSTIGEN BETRIEBLICHEN AUFWENDUNGEN UND ERTRÄGE

Die sonstigen betrieblichen Aufwendungen enthalten unter anderem

- Aufwendungen aus einer strukturierten Transaktion im Zusammenhang mit der Trennung von Randaktivitäten,
- Abschreibungen auf sonstige Vermögensgegenstände,
- Zuführungen zu diversen Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen sowie
- Beträge für die Betriebsgemeinschaft und das Personal.

Durch die Verschmelzung eines Finanzunternehmens, mit dem wir einen Teil der strategischen Aktienbestände abgesichert und kurzfristigen Geldhandel betrieben haben, realisierten wir einen Ertrag in Höhe von 217 Mio €.

Außerdem sind in den sonstigen betrieblichen Erträgen weiterberechnete Personal- und Sachkosten sowie Erträge aus der Auflösung von Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen, enthalten.

STEUERN VOM EINKOMMEN UND VOM ERTRAG

Die Steuern vom Einkommen und vom Ertrag entfallen in vollem Umfang auf das Ergebnis der gewöhnlichen Geschäftstätigkeit. Bei den Steuern vom Einkommen und vom Ertrag sind insgesamt 6 Mio € mit Organgesellschaften verrechnete Steuern für frühere Jahre hinzugerechnet.

JAHRESÜBERSCHUSS

Insgesamt erreichten wir in einem schwierigen Jahr trotz der hohen Risikovorsorge ein ausgeglichenes Ergebnis. Damit bestehen keine Möglichkeiten, die Rücklagen zu stärken oder eine Dividende auszuschütten.

SONSTIGE ANGABEN

HAFTUNGSVERHÄLTNISSE UND SONSTIGE FINANZIELLE VERPFLICHTUNGEN

Der Gesamtbetrag der Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen von 31 381 Mio € setzt sich im Einzelnen wie folgt zusammen:

	2002	2001
	in Mio €	
Kreditbürgschaften	6 764	5 740
Erfüllungsgarantien und Gewährleistungen	22 648	21 309
Außenhandelsbezogene Bürgschaften (Akkreditive)	1 969	1 695

Die unwiderruflichen Kreditzusagen in Höhe von 42 670 Mio € beziehen sich im Einzelnen auf:

	2002	2001
	in Mio €	
Buchkredite	39 282	43 324
Hypotheken- und Kommunaldarlehen	2 010	2 480
Avalkredite	1 210	1 177
Wechselkredite	168	192

Sonstige finanzielle Verpflichtungen entstehen insbesondere im Immobilien- und IT-Bereich. Sie belaufen sich auf rund 345 Mio € jährlich. Ein wesentlicher Teilbereich davon entfällt auf Verträge mit Tochtergesellschaften. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Föndskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/ Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2002 auf 526 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß §24 GmbHG bestanden bei sechs Gesellschaften mit beschränkter Haftung in Höhe von 17 Mio €. Weitere Einzahlungsverpflichtungen in Höhe von 3 Mio € betreffen Sondervermögen.

Gemäß §26 GmbHG bestand bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, Ende 2002 eine anteilige Nachschusspflicht in Höhe von 45 Mio € und bei der CMP Fonds I GmbH in Höhe von 33 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß §5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an 1 Personengesellschaft. Gemäß §5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für unsere Bausparkassentochter abgegeben.

PATRONATSERKLÄRUNGEN

Die HVB AG trägt für die folgenden Gesellschaften, abgesehen vom Fall des politischen Risikos, im Rahmen ihrer Anteilsquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland

Bankhaus Gebrüder Bethmann, Frankfurt/Main
Bankhaus Maffei & Co. KGAA, München
DAB Bank AG, München[1] KGaA
Financial Markets Service Bank GmbH, München
HVB Real Estate Bank Aktiengesellschaft, München
norisbank Aktiengesellschaft, Nürnberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Kreditinstitute in übrigen Regionen

Banco Inversión S. A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Wien[1]
Bank Przemyslowo-Handlowy PBK S. A., Krakau
Bank von Ernst & Cie. AG, Bern
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Real Estate Capital France S. A., Paris
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
Pfandbrief Bank International S. A., Luxemburg

3. Finanzdienstleistungsinstitute

HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Mailand
HVB Alternative Investment AG, Wien[3]

4. Finanzunternehmen

HVB Alternative Financial Products AG, Wien
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia S.p.A., Mailand
HVB Risk Management Products Inc., New York

5. Unternehmen mit bankbezogenen Hilfsdiensten

HypoVereinsFinance N.V., Amsterdam

---

[1] Die Gesellschaft gibt in ihrem Geschaftsbericht fur ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.
[2] Mittelbar gehalten über HVB Real Estate Bank Aktiengesellschaft, München.
[3] Vormals Schoeller Capital Management AG, Wien.

BANKAUFSICHTSRECHTLICHE EIGENMITTEL

(1) Die Eigenmittel bestehen gemäß § 10 Abs. 2 KWG aus dem haftenden Eigenkapital und den Drittrangmitteln und betragen 26 418 Mio €.

(2) Das haftende Eigenkapital setzt sich aus dem Kern- und Ergänzungskapital zusammen und beträgt 25 440 Mio €.

MITARBEITER

Der durchschnittliche Personalstand betrug:

	2002	2001
Mitarbeiter (ohne Auszubildende) davon:	20 570	22 365
Vollzeitbeschäftigte	16 664	18 414
Teilzeitbeschäftigte	3 906	3 951
Auszubildende	1 545	1 619

Nach der Betriebszugehörigkeit ergibt sich folgendes Bild:

	Mitarbeiterinnen	Mitarbeiter	2002
	(ohne Auszubildende)		insgesamt
Betriebszugehörigkeit	in %		
25 Jahre und darüber	15,4	23,1	18,8
15 bis unter 25 Jahre	20,5	21,2	20,8
10 bis unter 15 Jahre	23,1	17,2	20,5
5 bis unter 10 Jahre	21,2	17,7	19,7
unter 5 Jahre	19,8	20,8	20,2

ORGANBEZÜGE

	2002	2001
	in Mio €	
An die Mitglieder des Vorstands	8	25
An die Mitglieder des Aufsichtsrats	1	2
An die Mitglieder des Beirats und des europäischen Beraterkreises	1	1
An frühere Mitglieder des Vorstands und deren Hinterbliebene	14	20

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2002 Pensionsrückstellungen in Höhe des nach versicherungsmathematischen Grundsätzen gemäß § 6 a EStG ermittelten Teilwertes von 92 Mio € (2001: 87 Mio €).

ORGANKREDITE

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen sowie der eingegangenen Haftungsverhältnisse an die Organe wie folgt dar:

	2002	2001
	in Mio €	
An die Mitglieder des Vorstands	11	8
An die Mitglieder des Aufsichtsrats	2	6

ORGANE

Aufsichtsrat

Dr. Dr. h. c. Albrecht Schmidt
Vorsitzender seit 7. 1. 2003

Herbert Betz
stv. Vorsitzender

Dr. Richard Trautner
stv. Vorsitzender
bis 31. 12. 2002

Kurt F. Viermetz
Vorsitzender bis 31. 12. 2002
stv. Vorsitzender seit 1. 1. 2003

Dr. Manfred Bischoff
seit 3. 7. 2002

Dr. Diethart Breipohl
bis 23. 5. 2002

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
bis 31. 1. 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
bis 23. 5. 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
seit 23. 5. 2002

Dr. Hans-Jürgen Schinzler
seit 3. 3. 2003

Christoph Schmidt

Jürgen E. Schrempp
bis 23. 5. 2002

Dr. Siegfried Sellitsch

Prof. Dr. Wilhelm Simson
seit 23. 5. 2002

Prof. Dr. Dr. h. c. Hans-Werner Sinn

Helmut Wunder

Vorstand

Stephan Bub

Dr. Egbert Eisele
bis 31. 12. 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
bis 31. 1. 2002

Michael Mendel
seit 1. 2. 2003

Dr. Claus Nolting
bis 31. 12. 2002

Dieter Rampl

Gerhard Randa

Dr. Dr. h. c. Albrecht Schmidt
bis 31. 12. 2002

Dr. Paul Siebertz
bis 31. 3. 2003

Dr. Wolfgang Sprißler

VERZEICHNIS DER MITGLIEDER DER ORGANE SOWIE DEREN MANDATE

AUFSICHTSRAT

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	**Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen**
Dr. Dr. h.c. Albrecht Schmidt Ehemaliger Sprecher des Vorstands der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Vorsitzender, seit 7 1. 2003	Bayerische Börse AG, München (Vorsitzender), HVB Real Estate Bank AG, München (Vorsitzender)[1], Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, München, Siemens ag, Berlin und München	Bank Austria Creditanstalt AG, Wien (Vorsitzender)[1]
Herbert Betz Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Stellv. Vorsitzender		BVV Versicherungsverein des Bankgewerbes a.G. (stv. Vorsitzender), HypoVereinsbank-BKK, München
Dr. Richard Trautner Ehemaliges Mitglied des Vorstands der Bayerischen Vereinsbank Aktiengesellschaft, Stellv. Vorsitzender, bis 31. 12. 2002	Aktien-Brauerei-Kaufbeuren AG, Kaufbeuren (Vorsitzender), Allgäuer Brauhaus AG, Kempten (stv. Vorsitzender), AVECO Holding AG, Frankfurt/Main, ERGO Versicherungsgruppe AG, Düsseldorf, Rhön-Klinikum AG, Bad Neustadt/Saale (stv. Vorsitzender)	Kraftverkehr Bayern GmbH, München, Weltbild Verlag GmbH, Augsburg (Vorsitzender)
Kurt F. Viermetz Ehem. Vice Chairman der J. P. Morgan & Co. Incorporated, bis 31. 12. 2002 Vorsitzender, seit 1. 1. 2003 stellv. Vorsitzender	E.ON AG, Düsseldorf	Grosvenor Estate Holdings, London, Federal Reserve Bank of New York (Member of the International Capital Advisory Committee), New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Manfred Bischoff Mitglied des Vorstands der DaimlerChrysler AG und Chairman of the Board EADS N.V., seit 3. 7. 2002	DaimlerChrysler Luft- und Raumfahrt Holding AG, München (Vorsitzender)[1], DaimlerChrysler Aerospace AG, Ottobrunn (Vorsitzender)[1], EADS Deutschland GmbH, Ottobrunn (Vorsitzender)[1], MTU Aero Engines GmbH, München (Vorsitzender)[1], FRAPORT AG, Frankfurt/Main, Gerling Konzern Versicherungs-Beteiligungs-AG, Köln, J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Vorsitzender), EADS Participations B.V., Amsterdam, Lagardère Sociétés S. A., Paris, Mitsubishi Motors Corp., Tokyo
Dr. Diethart Breipohl Ehemaliges Mitglied des Vorstands der Allianz AG, bis 23. 5. 2002	Allianz AG, München, Beiersdorf AG, Hamburg, Continental AG, Hannover, KarstadtQuelle AG, Essen, mg technologies AG, Frankfurt/Main, KM Europa Metal AG, Osnabrück	Banco Popular Español, Madrid, BPI, Banco Portugues de Investimento, SA, Porto, Crédit Lyonnais, Paris (Conseil d'Administration), Euler & Hermes, Paris (Conseil d'Administration) Les Assurances Générales de France (AGF), Paris (Conseil d'Administration)
Heidi Dennl Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Volker Doppelfeld Ehemaliges Mitglied des Vorstands der BMW AG	BMW AG, München (Vorsitzender), D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		

[1] Konzernmandat.

AUFSICHTSRAT

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Helmut Gropper Ministerialdirektor, stv. Amtschef im Bayerischen Staatsministerium der Finanzen, bis 31. 1. 2003		Bayerische Eisenbahngesellschaft mbH, München, bis 31. 1. 2003, Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, München (Vorsitzender), bis 31. 1. 2003, Siedlungswerk Nürnberg GmbH, Nürnberg (Vorsitzender), bis 31. 1. 2003
Klaus Grünewald Gewerkschaftssekretär der Vereinten Dienstleistungsgewerkschaft e.V	Generali Lloyd AG, München	
Heinz-Georg Harbauer Vorstandsvorsitzender des Bildungswerks der Vereinten Dienstleistungsgewerkschaft in Bayern e.V.	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München	
Anton Hofer Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Edgar Jannott Ehemaliger Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, bis 23. 5. 2002	ERGO Versicherungsgruppe AG, Düsseldorf, EXTREMUS Versicherungs-AG, Köln, Salamander AG, Kornwestheim, Schindler Deutschland Holding GmbH, Berlin, STRABAG AG, Köln, STRABAG Beteiligungs AG, Köln	D.A.S., Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona/Italien
Max Dietrich Kley Stellv. Vorsitzender des Vorstands der BASF AG	BASF Coatings AG, Münster (Vorsitzender)[1], Gerling NCM Credit and Finance AG, Köln, Infineon Technologies AG, München (Vorsitzender), Wintershall AG, Kassel (Vorsitzender)[1], RWE Plus AG, Essen	BASF Innovationsfonds GmbH (Vorsitzender)[1], Cazenove Group Plc., London, Großbritannien, Landesbank Rheinland-Pfalz, Mainz, WINGAS GmbH, Kassel[1], WIEH GmbH, Berlin[1], BASELL, Hoofddorp, Niederlande
Peter König Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Hanns-Peter Kreuser Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		Pensionskasse der Mitarbeiter der HypoVereinsbank, München
Dr. Lothar Meyer Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, seit 23. 5. 2002	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, München (Vorsitzender)[1], DKV Deutsche Krankenversicherung AG, Köln (Vorsitzender)[1], Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (Vorsitzender)[1], Hamburg-Mannheimer Versicherungs-AG, Hamburg (Vorsitzender)[1], KarstadtQuelle Krankenversicherung AG, Fürth[1], KarstadtQuelle Lebensversicherung AG, Fürth (Vorsitzender)1, KarstadtQuelle Versicherung AG, Fürth[1], VICTORIA Krankenversicherung AG, Düsseldorf (Vorsitzender)[1], VICTORIA Lebensversicherung AG, Düsseldorf (Vorsitzender)[1], VICTORIA Versicherung AG, Düsseldorf (Vorsitzender)[1]	

[1] Konzernmandat.

AUFSICHTSRAT

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Hans-Jürgen Schinzler Vorsitzender des Vorstands der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, seit 3. 3. 2003	ERGO Versicherungsgruppe AG, Düsseldorf (Vorsitzender), MAN AG, München, METRO AG, Düsseldorf	Aventis S. A., Schiltigheim
Christoph Schmidt Mitarbeiter der Vereins- und Westbank Aktiengesellschaft	Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	
Jürgen E. Schrempp Vorsitzender des Vorstands der DaimlerChrysler AG, bis 23. 5. 2002	Allianz AG, München, DaimlerChrysler Services AG, Berlin (Vorsitzender)[1]	DaimlerChrysler Corporation (Chairman of the *Board of Directors*)[1], DaimlerChrysler of South Africa (Pty) Ltd., Südafrika (Chairman of the *Board of Directors*)[1] New York Stock Exchange (NYSE), NY, USA, South African Coal, Oil and Gas Corporation (Sasol) Ltd., Johannesburg, Südafrika, Vodafone Group plc, Newbury, UK
Dr. Siegfried Sellitsch Vorsitzender des Vorstands der Wiener Städtischen Wechselseitigen Versicherungsanstalt – Vermögensverwaltung, Wien		Bank Winter & Co. Aktiengesellschaft, Wien (Vorsitzender), Bene Gesellschaft mbH, Wien, Böuhler-Uddeholm Aktiengesellschaft, Wien, Österreichische Unilever Gesellschaft mbH, Wien, Siemens Aktiengesellschaft Österreich, Wien, UBM Realitätenentwicklung AG, Wien (Vorsitzender), Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg, Unita S. A., Timisoara (Vorsitzender)[1], AGRAS SA, Bukarest (Vorsitzender)[1], Kvarner Wiener Städtische d.d., Zagreb (Vorsitzender)[1], Ringturm KAG, Wien (Vorsitzender)[1]
Prof. Dr. Wilhelm Simson Vorsitzender des Vorstands der E.ON AG, seit 23. 5. 2002	Degussa AG, Düsseldorf (Vorsitzender)[1], VIAG Telecom AG, Düsseldorf (Vorsitzender)[1]	
Prof. Dr. Dr. h.c. Hans-Werner Sinn Präsident des ifo Instituts für Wirtschaftsforschung		
Helmut Wunder Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, München (Vorsitzender)

[1] Konzernmandat.

VORSTAND

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Stephan Bub		HVB Alternative Advisors Inc., New York (Vorsitzender)[1], HVB Alternative Investment AG, Wien (Vorsitzender)[1], HVB America Inc., New York (Vorsitzender)[1], HVB Americas Foundation, New York (Vorsitzender)[1], HVB Capital Corp., New York (Vorsitzender)[1], HVB Capital llc, Wilmington (Vorsitzender)[1], HVB Realty Capital Inc., New York (Vorsitzender)[1], VV Immobilien Verwaltungs und Beteiligungs GmbH, München[1]
Dr. Egbert Eisele bis 31. 12. 2002	HVB Real Estate Bank Aktiengesellschaft, München[1], Internationales Immobilien-Institut GmbH, München (Vorsitzender)[1], Westfälische Hypothekenbank Aktiengesellschaft, Dortmund (Vorsitzender)[1], Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart (Vorsitzender)[1]	Aufbaugesellschaft Bayern GmbH, München (Vorsitzender)[1], FGH Bank N.V., Utrecht (Vorsitzender)[1], HVB Real Estate Capital Ltd., London[1], Pfandbrief Bank International S.A., Luxemburg[1]
Dr. Stefan Jentzsch	DAB Bank AG, München[1], Deutsche Börse AG, Frankfurt/Main, HVB Informations-Verarbeitungs-GmbH, München (Vorsitzender)[1], HVB Systems GmbH, Unterföhring (Vorsitzender)[1], INDEXCHANGE Investment AG, München (Vorsitzender)[1], Infineon Technologies AG, München, Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	Bank Austria Creditanstalt Aktiengesellschaft, Wien1, Bank von Ernst & Cie. AG, Bern[1], Deutsches Museum, München, HVB Wealth Management Holding GmbH, München (Vorsitzender)[1]
Dr. Norbert Juchem bis 31. 1. 2002	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, Deutsche Börse ag, Frankfurt/Main, HVB Systems GmbH, Unterföhring[1], INDEXCHANGE Investment AG, München (Vorsitzender)[1], Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa mbH, Frankfurt/Main	HVB Asset Management GmbH, München[1], HVB Banque Luxembourg S.A., Luxemburg[1]
Michael Mendel ab 1. 2. 2003	ERWO Holding AG, Nürnberg, German Incubator GI Ventures AG, München, Kennametal Hertel AG, Fürth, Vereinsbank Victoria Bauspar Aktiengesellschaft, München[1]	HVB Beteiligungs-GmbH & Co. Verwaltungs KG, München[1], HVB Consult GmbH, München[1], HVB Investitionsbank GmbH, Hamburg[1], HVB Leasing GmbH, Hamburg[1], Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München[1]

1 Konzernmandat.

VORSTAND

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschäftsunternehmen
Dr. Claus Nolting bis 31. 12. 2002	HVB Systems GmbH, Unterföhring[1], Westfälische Hypothekenbank Aktiengesellschaft, Dortmund[1]	Blue Capital GmbH, Hamburg[1], FGH Bank N.V., Utrecht[1], HVB Real Estate Capital Ltd., London[1], Pfandbriefbank International S. A., Luxemburg (Vorsitzender)[1]
Dieter Rampl	Bavaria Film GmbH, München, Bode Grabner Beye AG & Co. KG, Grünwald, Brau und Brunnen AG, Berlin und Dortmund (Vorsitzender)[1], Koenig & Bauer AG, Würzburg, Odeon Film AG, München, Vereins- und Westbank Aktiengesellschaft, Hamburg (Vorsitzender)[1]	Banco B.I. Creditanstalt S.A., Buenos Aires, Bank Austria Creditanstalt Aktiengesellschaft, Wien[1], Bavaria Filmkunst GmbH, München, HVB Consult GmbH, München (Vorsitzender)[1], HVB Wealth Management Holding GmbH, München[1], MAHAG–Münchener Automobil-Handel Haberl GmbH & Co. KG, München, bis 31. 12. 2002, Marsh GmbH, München, bis 31. 12. 2002, Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München[1]
Gerhard Randa		Austrian Airlines Österr. Luftverkehrs AG, Wien, Bank Przemyslowo-Handlowy PBK S.A., Krakau[1], HVB Wealth Management Holding GmbH, München[1], Magna International Inc., Toronto, Oesterreichische Kontrollbank AG, Wien (Vorsitzender), Voith Austria Holding AG, St. Pölten, Voith Sulzer Papiermaschinen AG, St. Pölten
Dr. Dr. h.c. Albrecht Schmidt bis 31. 12. 2002	Bayerische Börse AG, München (Vorsitzender), HVB Real Estate Bank AG, München (Vorsitzender)[1], Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, München, Siemens AG, Berlin und München	Bank Austria Creditanstalt AG, Wien (Vorsitzender)[1]
Dr. Paul Siebertz bis 31. 3. 2003	Bayerische Immobilien AG, München, HVB Pensionsfonds AG, München[1], Internationales Immobilien-Institut GmbH, München[1], PlanetHome AG, München[1], Schwäbische Bank AG, Stuttgart, Viterra AG, Bochum, Westfälische Hypothekenbank Aktiengesellschaft, Dortmund[1], Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart[1]	Bayerische Landessiedlung GmbH, München, BVV Versicherungsverein des Bankgewerbes a. G., Berlin, Deutsche Ausgleichsbank, Bonn
Dr. Wolfgang Sprißler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, HVB Systems GmbH, Unterföhring[1], Thyssen-Krupp Materials AG, Dusseldorf, Tivoli Grundstücks-Aktiengesellschaft, München (Vorsitzender)[1]	Bank Austria Creditanstalt AG, Wien[1] Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg, HVB Banque Luxembourg Société Anonyme, Luxemburg (Vorsitzender)[1], Liquiditäts-Konsortialbank GmbH, Frankfurt/Main

[1] Konzernmandat.

ZUSAMMENSTELLUNG DER MANDATE VON MITARBEITERN

	Mandate in anderen gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften
Dr. Wolfgang Bassermann	Dermapharm AG, Michael Huber München (MHM) Holding GmbH, Kirchheim, Rathgeber AG, München
Hans-Frieder Bauer	SpaceNet AG, München
Daniel Becker	KoCosS Messtechnik AG, Korbach
Harm Bischoff	Flaskamp AG, Berlin, IdealWert AG, Berlin
Burkhard Breiing	DAB Bank AG, München (Vorsitzender)[1], Internationales Immobilien-Institut GmbH, München[1], norisbank Aktiengesellschaft, Nürnberg (Vorsitzender)[1], Vereinsbank Victoria Bauspar Aktiengesellschaft, München (Vorsitzender)[1]
Eckehard Dettinger-Klemm	SAT Medien AG (Vorsitzender)
Gunther Dyx	Simon AG i.L., Düsseldorf[1]
Carsten Eckert	Chemie Pensionsfonds AG, München[1]
Hermann-Josef Eidt	Simon AG i.L., Düsseldorf (Vorsitzender)[1]
Dr. Peter Ermann	Activest Investmentgesellschaft mbH, München[1], Bankhaus Maffei & Co KGaA, München (Vorsitzender)[1]
Gunter Ernst	Brau und Brunnen AG, Berlin und Dortmund[1], DAB Bank AG, München[1], Dyckerhoff AG, Wiesbaden, Gütermann AG, Gutach, HVB-Offene Unternehmensbeteiligungs Aktiengesellschaft, München[1], norisbank Aktiengesellschaft, Nürnberg[1], Westfalenbank AG, Bochum[1]
Matthias Glückert	Oechsler AG
Hans-Ulrich Hasse	Activest Investmentgesellschaft mbH, München[1]
Frank Hellwig	HVB Informations-Verarbeitungs-GmbH, München[1]
Klaus Holzmann	Yorma's AG, Deggendorf
Johann Huber	Loxxess AG, Tegernsee
Werner Kaindl	SAW AG, München

[1] Konzernmandat.

ZUSAMMENSTELLUNG DER MANDATE VON MITARBEITERN

	Mandate in anderen gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Michael Kemmer	SchmidtBank GmbH & Co. KGaA, Hof, Simon AG i.L., Düsseldorf[1]
Dr. Alexander Kolb	Wilh. Werhahn-Gruppe, Neuß
Marko Kutter	Gebhard & Schuster Wertpapierhandelsbank AG, Gräfelfing, Gebhard & Schuster Wertpapierhandelshaus AG, Gräfelfing
Dr. Diether Münich	Internationales Immobilien-Institut GmbH, München[1]
Jens-Peter Neumann	INDEXCHANGE Investment ag, München[1]
Wilhelm Niehoff	TC TrustCenter AG, Hamburg
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Martin Rey	Chemie Pensionsfonds AG, München[1], HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, München (Vorsitzender)[1]
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Dr. Michael Schiwietz	stb software technologie beratung AG
Dr. Stefan Schmittmann	Schaltbau Holding ag, München
Ronald Seilheimer	HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, München[1]
Jochen-Michael Speek	Financial Markets Service Bank GmbH, München[1], HVB Informations-Verarbeitungs-GmbH, München[1], HVB Systems GmbH, Unterföhring[1]
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, München[1], Internationales Immobilien-Institut GmbH, München[1]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	HVB Informations-Verarbeitungs-GmbH, München[1], norisbank Aktiengesellschaft, Nürnberg[1]
Andreas Wölfer	Activest Investmentgesellschaft mbH, München (Vorsitzender)[1], Bankhaus Maffei & Co KGaA, München[1], INDEXCHANGE Investment AG, Munchen[1]
Günter Zehner	Bayern Treuhand Obermeier & Kilger AG, München (Vorsitzender)
Rainer Zorbach	Financial Markets Service Bank GmbH, München (Vorsitzender)[1] TC TrustCenter AG, Hamburg

[1] Konzernmandat.

ANGABEN ZUM HYPOTHEKENBANKGESCHÄFT

DECKUNGSRECHNUNG

	2002	2001
	in Mio €	
A. Hypothekenpfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute		
Hypothekendarlehen	6	8
2. Forderungen an Kunden		
Hypothekendarlehen	57 145	55 578
3. Sachanlagen (Grundschulden auf bankeigene Grundstücke)	—	—
4. Ausgleichsforderungen gegen die öffentliche Hand	—	—
5. Sonstige Vermögensgegenstände	—	—
Ersatzdeckung		
1. Andere Forderungen an Kreditinstitute	420	—
2. Schuldverschreibungen und andere festverzinsliche Wertpapiere	2 255	3 591
3. Ausgleichsforderungen gegen die öffentliche Hand	—	—
Zwischensumme	**59 826**	**59 177**
Summe der deckungspflichtigen Hypothekenpfandbriefe	58 562	57 265
Überdeckung	**1 264**	**1 912**
B. Öffentliche Pfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute	683	1 000
Hypothekendarlehen	—	—
Kommunalkredite	683	1 000
2. Forderungen an Kunden	12 870	14 227
Hypothekendarlehen	219	240
Kommunalkredite	12 651	13 987
3. Schuldverschreibungen und andere festverzinsliche Wertpapiere	6 710	7 625
Ersatzdeckung		
Andere Forderungen an Kreditinstitute	—	—
Zwischensumme	**20 263**	**22 852**
Summe der deckungspflichtigen öffentlichen Pfandbriefe	18 025	19 981
Überdeckung	**2 238**	**2 871**

HYPOTHEKENDARLEHEN

	Anzahl der beliehenen Objekte	2002 in Mio €	2001 in Mio €
1. Gliederung der Deckungshypotheken nach			
a) Größengruppen			
bis einschließlich € 50 000, –	158 973	5 043	5 068
über € 50 000, – bis € 500 000, –	302 235	30 776	31 014
über € 500 000, –	11 475	21 333	19 504
	472 683	**57 152**	**55 586**
b) Gebieten, in denen die beliehenen Grundstücke liegen			
Baden-Württemberg	45 752	4 486	4 212
Bayern	170 247	20 814	21 103
Berlin	16 014	3 190	2 951
Brandenburg	17 784	2 219	1 959
Bremen	1 277	181	168
Hamburg	5 952	1 267	1 256
Hessen	24 938	4 266	4 084
Mecklenburg-Vorpommern	7 166	812	785
Niedersachsen	18 177	1 849	1 792
Nordrhein-Westfalen	49 639	5 900	5 533
Rheinland-Pfalz	19 039	1 814	1 718
Saarland	6 275	518	478
Sachsen	39 632	4 493	4 449
Sachsen-Anhalt	15 271	1 649	1 541
Schleswig-Holstein	17 510	1 612	1 571
Thüringen	17 979	2 055	1 967
	472 652	**57 125**	**55 567**
Frankreich/Monaco	15	9	1
Luxemburg	3	9	9
Niederlande	4	7	7
Österreich	9	2	2
	472 683	**57 152**	**55 586**
c) Art der Pfandobjekte			
gewerblich genutzte Grundstücke		14 433	14 704
Wohnzwecken dienende Grundstücke		39 890	38 341
Bauplätze		145	84
unfertige, noch nicht ertragsfähige Neubauten		2 634	2 407
landwirtschaftlich genutzte Grundstücke		50	50
		57 152	**55 586**
2. Rückzahlungen			
planmäßige Tilgungen		2 664	2 455
außerplanmäßige Rückzahlungen		3 362	2 715
Rückzahlungen nach Ablauf der Konditionenbedingungen		2 385	2 359
		8 411	**7 529**

	Anzahl der Fälle	Hiervon entfallen auf Grundstücke: Gewerblich genutzt	Wohnzwecken dienend
3. Zwangsmaßnahmen			
a) am 31. Dezember 2002 anhängige			
Zwangsversteigerungsverfahren	5 875	353	5 522
Zwangsverwaltungsverfahren	244	26	218
Zwangsversteigerungsverfahren und Zwangsverwaltungsverfahren	3 455	410	3 045
	9 574	**789**	**8 785**
(Vergleichswerte von 2001	7 852	659	7 193)
b) in 2002 durchgeführte			
Zwangsversteigerungsverfahren	**1 672**	**82**	**1 590**
(Vergleichswerte von 2001	869	59	810)
4. Grundstücksübernahmen			
in 2002 wurden zur Verhütung von Verlusten übernommen	**5**	**—**	**5**
(Vergleichswerte von 2001	2	—	2)

ZINSRÜCKSTÄNDE

Die Zinsrückstände bei Hypotheken aus Fälligkeiten vom 1. Oktober 2001 bis 30. September 2002 beliefen sich auf 122 Mio € und wurden in erforderlichem Umfang wertberichtigt. Die Rückstände verteilen sich auf:

	2002 in Mio €	2001 in Mio €
Gewerblich genutzte Grundstücke	30	31
Wohnzwecken dienende Grundstücke	92	92

Der vorliegende Jahresabschluss wurde am
4. März 2003 aufgestellt.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Bub Jentzsch Mendel Rampl Randa

Siebertz Sprißler

BESTÄTIGUNGSVERMERK[1]

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprufer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 19. März 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter
Wirtschaftsprüfer

Pastor
Wirtschaftsprüfer

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1 Bei Veröffentlichungen oder Weitergabe des Jahresabschlusses und/oder des Lageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

KONZERNZWISCHENBERICHT DER HVB GROUP
ZUM 30. JUNI 2003

INHALT

DIE WICHTIGSTEN ERGEBNISSE

Kennzahlen (in %)	1.1.–30.6.2003	2002
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	– 0,4	– 2,3
Eigenkapitalrentabilität nach Steuern	– 1,6	– 4,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,5	69,1
Anteil Provisionsüberschuss an den operativen Erträgen	26,3	26,2
Erfolgszahlen	1.1.–30.6.2003	1.1.– 30.6.2002
Betriebsergebnis (in Mio €)	238	– 413
Gewinn/Verlust (in Mio €)	– 144	53
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	– 0,07	0,30
Ergebnis je Aktie (in €)	– 0,27	0,10
Bilanzzahlen (in Mrd €)	30.6.2003	31.12.2002
Bilanzsumme	669,1	691,2
Kreditvolumen	466,8	487,9
Bilanzielles Eigenkapital	12,9	14,2
Bankaufsichtsrechtliche Kapitalkennzahlen nach BIZ	30.6.2003	31.12.2002
Kernkapital (in Mrd €)	18,8	19,1
Eigenmittel (in Mrd €)	33,0	33,4
Risikoaktiva (in Mrd €)	321,7	340,6
Kernkapitalquote (in %)	5,8	5,6
Kernkapitalquote inkl. BA-CA-IPO pro-forma (in %)	6,1	—
Eigenmittelquote (in %)	9,4	9,1
Eigenmittelquote inkl. BA-CA-C pro-forma (in %)	9,8	—
Aktie	1.1.– 30.6.2003	2002
Börsenkurs: Stichtag (in €)	14,39	15,22
Höchststand (in €)	16,50	42,55
Tiefststand (in €)	6,88	11,75
Börsenkapitalisierung Stichtag (in Mrd €)	7,7	8,2
	30.6.2003	31.12.2002
Mitarbeiter	65 526	65 926
Geschäftsstellen	2 197	2 104

TRANSFORMATION DER HVB GROUP

ERHEBLICHE FORTSCHRITTE DES TRANSFORMATIONSPROGRAMMS

Mit unserem Transformationsprogramm verfolgen wir zwei wesentliche Ziele: zum einen die Stärkung unserer Kernkapitalquote auf bis zu 7%, zum anderen die nachhaltige Erhöhung unserer operativen Wertschöpfungskraft im Kerngeschäft noch in diesem Jahr. Wir hatten das Programm bereits im Geschäftsbericht 2002 (siehe Band Jahresbericht das Kapitel »Die Transformation der HVB Group«, Seiten 37–41) sowie im Zwischenbericht zum 31. März im Detail vorgestellt.

Wir haben unsere Transformation seither konsequent weiter vorangetrieben und planmäßig wichtige Etappenziele erreicht. Dies gilt sowohl im Hinblick auf die Maßnahmen zur Verbesserung unserer Kapitalposition als auch bezüglich unserer Erfolgsentwicklung. Die positive Kursentwicklung im zweiten Quartal bestätigt das zunehmende Vertrauen der Kapitalmärkte in die Ziele der HVB Group und unsere entschlossene Umsetzung der erforderlichen Maßnahmen zur Erreichung dieser Ziele.

STÄRKUNG DER KERNKAPITALQUOTE: ERFOLGREICHER IPO DER BANK AUSTRIA CREDITANSTALT

Der Börsengang der Bank Austria Creditanstalt (BA-CA), der bislang größte IPO des Jahres in Kontinentaleuropa, ist für die HVB Group der erste große Meilenstein der Transformation. Seit 9. Juli notiert die BA-CA-Aktie an der Wiener Börse. Unsere Einnahmen aus dem Börsengang belaufen sich auf rund 1 Mrd € (ohne Greenshoe). Nach Abschluss der Transaktion befinden sich maximal 25% des Aktienkapitals der BA-CA in Streubesitz. Die BA-CA ist weiterhin integraler Bestandteil der HVB Group. Unsere Beteiligung an der BA-CA planen wir, nicht weiter zu vermindern.

Die Erhöhung der Kapitalbasis der HVB Group auf diese Weise ist für unsere Aktionäre effizient, denn wir haben damit substanzielle Verwässerungseffekte vermieden. Per Ende Juni verbesserte sich unsere Kapitalquote im Konzern bereits auf 5,8%. Unter Berücksichtigung des IPO ergibt sich proforma eine Quote von 6,1%. Gleichzeitig haben wir uns weitere aktive Gestaltungsmöglichkeiten in den Wachstumsmärkten Emerging Europe's eröffnet. Als führende Netzwerkbank sind wir im Wettbewerb um Kundengewinnung und Ertragssteigerung in dieser Region bereits gut aufgestellt. Die nun erhöhte finanzielle Flexibilität werden wir für organisches Wachstum und gezielte Akquisitionen einsetzen. Die Ergebnisbeiträge unserer Aktivitäten in Zentral- und Osteuropa werden innerhalb der HVB Group weiter deutlich zunehmen.

VERKAUF DER NORISBANK UND KONTINUIERLICHER ABBAU VON RISIKOAKTIVA

Ein weiterer Meilenstein unseres Transformationsprogramms ist der im Juli bekannt gegebene Verkauf der norisbank mit voraussichtlicher Wirkung zum 30. September 2003. Dabei erzielen wir 447 Mio €, in denen der Gewinn der norisbank für die ersten neun Monate des Jahres 2003 enthalten ist. Damit schärfen wir unser strategisches Profil, indem wir Redundanzen in der Konsumentenfinanzierung aufgeben. Der Verkauf der norisbank leistet einen wichtigen Beitrag zur Stärkung des Eigenkapitals. Künftig fokussieren wir alle Konsumentenkreditaktivitäten auf den »HVB Sofortkredit«, dessen Neugeschäftsvolumen seit Jahresanfang stark zugenommen hat.

Zur Erhöhung unserer Kernkapitalquote trägt insbesondere der geplante drastische Abbau von Risikoaktiva in diesem Jahr bei. Gleichzeitig optimieren wir damit unser Risikoprofil und vermindern den Einfluss zyklischer gesamtwirtschaftlicher Schwankungen auf unsere Erfolgsrechnung entscheidend. Hierzu werden wir uns von wesentlichen Teilen unseres kommerziellen Immobilienfinanzierungsgeschäfts im Risikoaktivavolumen von über 50 Mrd € trennen: Auf unserer Hauptversammlung im Mai des Jahres haben sich unsere Aktionäre nahezu einstimmig für die Abspaltung der Hypo Real Estate Group (Hypo Group) als eigenständigen Konzern im vierten Quartal entschieden.

Darüber hinaus ist ein Maßnahmenbündel aus der Veräußerung nichtstrategischer Beteiligungen, Portfolioverkäufen und Verbriefungen vorgesehen. Auch hier kommen wir – unter anderem durch die

Veräußerung der norisbank – gut voran. Bis Ende Juni haben wir die Risikoaktiva bereits um 18,9 Mrd € reduziert. Dazu beigetragen hat auch, dass wir im zweiten Quartal unsere erste True sale-Transaktion erfolgreich platzierten. Zum künftigen Abbau nichtstrategischen Beteiligungsbesitzes diente auch die Begebung von zwei Umtauschanleihen auf unsere Lufthansa- und E.ON-Aktien.

NACHHALTIGE ERGEBNISVERBESSERUNG: MASSNAHMEN ZUR KAPAZITÄTSANPASSUNG GREIFEN . . .

Unser Kapazitätsanpassungsprogramm sieht den Abbau von 11 100 Stellen in dem Zeitraum 2001 bis 2003 vor. Bis zum Jahresende 2002 hatten wir davon bereits knapp 6800 Stellen reduziert.

Das gesamte Kapazitätsanpassungsprogramm soll zum Jahresende 2003 abgeschlossen werden. Wir liegen bei der Umsetzung des Programms voll im Plan und rechnen deshalb zum Jahresende ohne Berücksichtigung von Erst- und Entkonsolidierungseffekten mit einer Mitarbeiterzahl von etwa 60 000 im Konzern.

Dieses Programm ist mit konkreten Maßnahmen unterlegt, die im Wesentlichen allerdings erst im weiteren Jahresverlauf wirken werden. Im ersten Halbjahr sank die Zahl der Mitarbeiter um 2198 auf 63 728 ohne Berücksichtigung der 1798 Mitarbeiter der erstmals konsolidierten Biochim Bank. Die Zahl der Geschäftsstellen verringerte sich im ersten Halbjahr um 62 ohne die 155 Geschäftsstellen der erstkonsolidierten Biochim Bank.

. . . UND OPERATIVER TURNAROUND VERSTETIGT SICH

Mit dem Geschäftsverlauf im ersten Halbjahr können wir insgesamt zufrieden sein. Die robuste Erfolgsentwicklung im zweiten Quartal entspricht im Wesentlichen der im ersten Quartal dieses Jahres. Im Ausblick des Financial Review (Geschäftsbericht 2002, Band Finanzbericht, Seiten 8 f.) hatten wir den Zielkorridor für das Jahr 2003 angegeben, den wir mit der neuen HVB Group, also proforma nach Abspaltung der Hypo Group, anstreben. Im ersten Halbjahr haben wir diesen Zielkorridor anteilig erreicht: Bei den operativen Erträgen liegen wir trotz nach wie vor schwieriger Märkte sehr nah an der Bandbreite. Unsere Planungsannahmen bezüglich der Kreditrisikovorsorge haben nach wie vor Bestand; die Ergebnisauswirkungen der hohen Insolvenzzahlen hatten wir antizipiert. Die Reduzierung der Verwaltungsaufwendungen wird durch das erweiterte Programm zur Kapazitätsanpassung unterstützt und durch ein striktes Kostencontrolling überwacht. Dadurch haben wir die Verwaltungsaufwendungen im ersten Halbjahr auf einen Wert unterhalb der angestrebten Bandbreite gedrückt. Die Cost-Income-Ratio der HVB Group neu hat sich deshalb auf 68,2% im Vergleich zum Vorjahr (72,0%) spürbar verbessert. Sie liegt damit in der Mitte des angestrebten Zielkorridors.

HVB Group neu	2003 e	1/2 von 2003 e	1.1.–30.6.2003
Gesamte operative Erträge (in Mio €)	9 500 – 9 900	4 750 – 4 950	4743
Kreditrisikovorsorge (in Mio €)	2 300 – 2 600	1 150 – 1 300	1164
Verwaltungsaufwendungen (in Mio €)	6 500 – 6 700	3 250 – 3 350	3233
Cost-Income-Ratio (in %)	66 – 70	66 –70	68,2

ERFOLGSENTWICKLUNG

OPERATIVE ERTRÄGE

Die folgenden Angaben zur Erfolgs- und Bilanzentwicklung beziehen sich auf die gesamte HVB Group, also einschließlich der Hypo Group. Die gesamten operativen Erträge der HVB Group lagen mit 2537 Mio € im zweiten Quartal auf der Höhe des ersten Quartals. Sie blieben im ersten Halbjahr mit 5101 Mio € zwar um 2,9% noch leicht unter dem periodenechten Vorjahreswert, erreichten aber den durchschnittlichen Halbjahreswert 2002.

Dabei hat sich der Zinsüberschuss im Vergleich zum Vorjahr um 3,2% auf 3247 Mio € reduziert. Die wesentlichen Gründe hierfür waren Währungskurseffekte durch den stärkeren EURO insbesondere in Relation zum US-$ und einigen Währungen der CEE-Staaten sowie Volumensrückgänge durch den Abbau der Risikoaktiva entsprechend unserem Transformationsprogramm. Die Zinsspanne auf Basis des durchschnittlichen Geschäftsvolumens erhöhte sich im Vergleich zum ersten Halbjahr des Vorjahres um 7 Basispunkte auf 1,10%. Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Die schwache Verfassung der internationalen Kapitalmärkte drückte weiter auf die Erträge aus dem Wertpapier- und Depotgeschäft. Darüber hinaus sanken die Provisionserträge aus dem Kreditgeschäft unter anderem wegen geringerer Avalprovisionen bei rückläufigen Bürgschaftsverpflichtungen. Der Provisionsüberschuss liegt deshalb mit 1342 Mio € um 4,5% unter dem Vorjahreswert. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen blieb mit 26,3% nahezu unverändert (2002: 26,2%).

Mit dem Handelsergebnis in Höhe von 487 Mio € im ersten Halbjahr konnten wir trotz der schwachen Kapitalmärkte den hohen Vorjahreswert deutlich übertreffen. Dabei lag das Handelsergebnis im zweiten Quartal mit 246 Mio € sogar leicht über dem im ersten Quartal.

VERWALTUNGSAUFWENDUNGEN

Nachdem wir bereits im vergangenen Jahr den Aufwand um über 8% gesenkt hatten, wollen wir unsere Kosten in 2003 mit Hilfe eines Kapazitätsanpassungsprogramms weiter verringern. Die Verwaltungsaufwendungen konnten wir im Vergleich zum Vorjahr um 11,3% auf 3341 Mio € kräftig senken. Die Cost-Income-Ratio ermitteln wir als Quotient des Verwaltungsaufwands und der gesamten operativen Erträge, wir haben sie im Vergleich zum Vorjahr (69,1%) auf 65,5% verbessert. Dabei konnten wir die Cost-Income-Ratio im zweiten Quartal im Vergleich zum ersten Quartal (66,0%) weiter auf 65,0% senken.

KREDITRISIKOVORSORGE

Anders als im vergangenen Jahr blieben wir in 2003 bisher von negativen Überraschungen bei der Kreditrisikovorsorge verschont. Für die HVB Group vor Abspaltung der Hypo Group erwarten wir insgesamt eine Kreditrisikovorsorge 2003 in Höhe von 3043 Mio €, das sind anteilig für das erste Halbjahr 1522 Mio €. Dies entspricht einem Rückgang um 19,8% gegenüber dem anteiligen Vorjahreswert. In der Kreditrisikovorsorge der HVB Group ist die gesamte Kreditrisikovorsorge der Hypo Group ohne Abzug der Risikoabschirmung enthalten, die sich für dieses Jahr auf maximal 460 Mio € belaufen kann. Inwieweit diese Abschirmung benötigt wird, das heißt eine Belastung der HVB Group neu und eine entsprechende Entlastung der Hypo Group erfolgt, hängt vom weiteren Geschäftsverlauf ab.

BETRIEBSERGEBNIS UND ERGEBNIS VOR STEUERN

Das Betriebsergebnis stieg im zweiten Quartal auf 127 Mio € und lag damit 14% über dem ersten Quartal, das heißt der Turnaround im Vergleich zum Vorjahr setzt sich fort – und das gilt im zweiten Quartal nicht nur bei dem hier gewählten anteiligen Ansatz der Kreditrisikovorsorge im Vorjahr. Mit der tatsächlich ausgewiesenen Kreditrisikovorsorge belief sich das Betriebsergebnis im zweiten Quartal 2002 auf – 89 Mio €, im zweiten Quartal dieses Jahres ist es um 216 Mio € höher.

Das Finanzanlageergebnis des Vorjahres war durch Sondereffekte geprägt, im ersten Halbjahr 2003 haben wir dagegen keine nennenswerten Veräußerungsgewinne erzielt. Geschäfts- oder Firmenwerte

werden in unserem Abschluss nach IFRS anders als nach US-GAAP nach wie vor planmäßig abgeschrieben. Der Aufwand hierfür belief sich im ersten Halbjahr dieses Jahres auf 108 Mio €. Im Zusammenhang mit der Vorbereitung der Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts sind in der Hypo Group zum Beispiel Transaktionskosten und Restrukturierungsaufwendungen in Höhe von fast 50 Mio € angefallen. Sie sind im zweiten Quartal erstmals in den übrigen Aufwendungen ausgewiesen und belasten das Gesamtergebnis. Das Ergebnis vor Steuern ist auch im zweiten Quartal wieder positiv und übertrifft mit 53 Mio € den Wert des 1. Quartals (24 Mio €).

ERTRAGSTEUERN

In der Position Ertragsteuern weisen wir die tatsächlichen Steuern sowie latente Steuern für temporäre Unterschiede zwischen den Wertansätzen nach IFRS und den Steuerwerten aus. Die tatsächlichen Steuern, die das Konzernergebnis vor Steuern deutlich übertreffen, ergeben sich aus den positiven Ergebnissen insbesondere unserer ausländischen Niederlassungen und Tochtergesellschaften, da hiermit steuerlich die negativen Inlandsergebnisse nicht verrechnet werden können. Belastungen in der Steueposition resultierten auch aus der Auflösung in Vorjahren gebildeter aktiver latenter Steuern.

ENTWICKLUNG IN DEN EINZELNEN GESCHÄFTSFELDERN

SEGMENTERGEBNISSE

Zu dem Ergebnis vor Steuern haben die HVB Group neu – 38 Mio € und die abzuspaltende Hypo Group 112 Mio € beigetragen. Dabei ist zu berücksichtigen, dass die HVB Group neu im Saldo übrige Erträge/Aufwendungen durch den anteiligen Ansatz der Risikoabschirmung für die Hypo Group in Höhe von 230 Mio € belastet und die Hypo Group entsprechend in der Kreditrisikovorsorge entlastet wurde. Die HVB Group neu erzielte im ersten Halbjahr 2003 ein Betriebsergebnis in Höhe von 346 Mio € und verstetigte damit den im ersten Quartal 2003 erreichten Turnaround gegenüber dem Vorjahr. Innerhalb der HVB Group neu erwirtschafteten die Geschäftsfelder ein Betriebsergebnis von:

Deutschland	– 68 Mio €
Österreich und CEE	194 Mio €
Corporates & Markets	457 Mio €
Workout Immobilien	– 56 Mio €.

ENTWICKLUNG IM GESCHÄFTSFELD DEUTSCHLAND

Im Geschäftsfeld Deutschland stiegen die operativen Erträge gegenüber dem Vorjahr leicht um rund 2% durch höhere Erträge in allen operativen Erfolgskomponenten. Durch weitere Kostensenkungen verbesserte sich die Cost-Income-Ratio auf 70,5% deutlich gegenüber dem Vor jahreswert (78,3%) sowie dem Wert des ersten Quartals 2003 (71,1%). Darüber hinaus führte die kräftig gesunkene Kreditrisikovorsorge zu einer erheblichen Reduzierung des negativen Ergebnisbeitrags im operativen Geschäft.

Innerhalb des Geschäftsfeldes Deutschland konnte das *Privatkundengeschäft* (inklusive Asset Management- und Private Banking-Aktivitäten) bei stabilen operativen Erträgen die Verwaltungsaufwendungen um 14% reduzieren und damit die Cost-Income-Ratio verbessern. Insbesondere durch die halbierte Kreditrisikovorsorge wurde ein nahezu ausgeglichenes Betriebsergebnis erzielt, ausgehend von einem deutlich negativen Ergebnisbeitrag im Vorjahr.

Im Ressort *Firmenkunden und freie Berufe* konnten wir durch eine konsequente risikoadjustierte Preisgestaltung den realisierten Volumensabbau im Aktivgeschäft mit Margenanpassungen mehr als kompensieren und die operativen Erträge leicht steigern. Bei der Kreditvergabe sind wir weiterhin selektiv vorgegangen. Durch die deutlich verringerte Kreditrisikovorsorge verzeichneten wir beim Betriebsergebnis eine Trendumkehr gegenüber dem Vorjahr.

In der nach der Abspaltung der Hypo Group verbleibenden *kommerziellen Immobilienfinanzierung* haben wir in einem weiterhin schwierigen Marktumfeld den negativen Ergebnisbeitrag im operativen Geschäft fast halbiert. Wir werden das Portfolio in den kommenden Jahren kontinuierlich abbauen.

GESCHÄFTSFELD DEUTSCHLAND

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

	Privatkunden-geschäft	Firmen-kunden und freie Berufe	Kommerzielle Immobilien-finanzierung	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
			in Mio €		
Operative Erträge					
30.6.2003	1 075	773	263	7	2 118
1/2 von 2002	1 079	758	263	– 14	2 086
Kreditrisikovorsorge					
30.6.2003	110	348	235	—	693
1/2 von 2002	213	435	279	—	927
Verwaltungsaufwand					
30.6.2003	969	407	110	7	1 493
1/2 von 2002	1 127	386	129	– 9	1 633
Betriebsergebnis					
30.6.2003	– 4	18	– 82	—	– 68
1/2 von 2002	– 261	– 63	– 145	– 5	– 474
Cost-Income-Ratio					
30.6.2003	90,1%	52,7%	41,8%		70,5%
31.12.2002	104,5%	50,9%	49,1%		78,3%

ENTWICKLUNG IM GESCHÄFTSFELD ÖSTERREICH UND CEE

Das Geschäftsfeld Österreich und CEE entwickelte sich weiterhin positiv und konnte das Betriebsergebnis im Vergleich zum ersten Quartal 2003 um 18% und im Vorjahresvergleich um 6% auf 194 Mio € steigern. Die operativen Erträge blieben nahezu stabil, wobei die erfreuliche Zunahme des Handelsergebnisses den Rückgang des Zinsüberschusses teilweise kompensieren konnte. Die Reduzierungen der Kreditrisikovorsorge und der Verwaltungsaufwendungen führten zu dem Anstieg des Betriebsergebnisses.

Im Ressort *Privatkunden* des Geschäftsfelds Österreich und CEE gingen infolge anhaltenden Margendrucks der Zinsüberschuss und damit auch die gesamten operativen Erträge zurück. Obwohl wir gleichzeitig die Verwaltungsaufwendungen gesenkt haben, ermäßigte sich das Betriebsergebnis bei stabiler Kreditrisikovorsorge um rund 15%.

Im *Firmenkundengeschäft* in Österreich haben wir unsere Strategie, uns als Arrangeur von Finanzierungslösungen über die klassische Kreditvergabe hinaus am Markt zu positionieren, weiter erfolgreich umgesetzt. Dabei stabilisierten sich die operativen Erträge und die Kreditrisikovorsorge auf Vorjahresniveau. Vor allem auf Grund des höheren Verwaltungsaufwands ging das Betriebsergebnis zurück.

In *Zentral- und Osteuropa (CEE)* haben wir durch selektive Akquisitionen unsere Position als die führende Netzwerkbank der Region weiter gefestigt. In diesem Ressort sehen wir eine erfreuliche Ergebnisentwicklung mit einem kräftigen Anstieg des Betriebsergebnisses um 72% auf 74 Mio €. Die Cost-Income-Ratio verbesserte sich bei unveränderten Verwaltungsaufwendungen durch höhere operative Erträge. Die Kreditrisikovorsorge ging weiter erfreulich zurück.

GESCHÄFTSFELD ÖSTERREICH UND CEE

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

	Privat-kunden	Firmen-kunden	Zentral- und Osteuropa	Konsoli-dierung	Geschäftsfeld Österreich und CEE Gesamt
			in Mio €		
Operative Erträge					
30.6.2003	599	453	476	—	1 528
1/2 von 2002	630	459	462	–1	1 550
Kreditrisikovorsorge					
30.6.2003	48	130	58	—	236
1/2 von 2002	49	132	75	—	256
Verwaltungsaufwand					
30.6.2003	499	255	344	—	1 098
1/2 von 2002	520	247	344	—	1 111
Betriebsergebnis					
30.6.2003	52	68	74	—	194
1/2 von 2002	61	80	43	–1	183
Cost-Income-Ratio					
30.6.2003	83,3%	56,3%	72,3%		71,9%
31.12.2002	82,6%	53,9%	74,6%		71,7%

Die *Bank Austria Creditanstalt-Gruppe* hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills 175 Mio € zum Ergebnis vor Steuern der HVB Group neu beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten kon-zernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe (301 Mio €) wird von der Bank Austria Creditanstalt separat veröffentlicht.

ENTWICKLUNG IM GESCHÄFTSFELD CORPORATES & MARKETS

Das Geschäftsfeld Corporates & Markets erzielte mit einem Betriebsergebnis in Höhe von 457 Mio € den höchsten Ergebnisbeitrag innerhalb der HVB Group neu. Die Cost-Income-Ratio verbesserte sich deutlich von 52,3% auf 47,9% durch den spürbaren Rückgang der Verwaltungsaufwendungen bei stabilen operativen Erträgen. Erfreulich entwickelte sich dabei das Handelsergebnis, das gegenüber dem hohen anteiligen Vorjahreswert nochmals um 13% zunahm. Insbesondere durch die kräftige Entlastung bei der Kreditrisikovorsorge konnte das Betriebsergebnis gegenüber dem anteiligen Vorjahreswert mehr als verdreifacht werden. Dabei stieg es im Vergleich zum ersten Quartal 2003 nochmals um 27%.

Im Ressort *Equity Markets* ermäßigten sich die operativen Erträge vor allem durch den rückläufigen Provisionsüberschuss. Ursächlich hierfür waren weiterhin geringe Bör-senumsätze sowie ein anhaltend schwaches Corporate Finance Geschäft. Infolge kräftig reduzierter Verwaltungsaufwendungen verringerte sich der negative Ergebnisbeitrag im operativen Geschäft deutlich.

Das Ressort *Debt Markets* konnte die operativen Erträge insbesondere durch ein erfreuliches Handelsergebnis auf dem hohen Vorjahresniveau halten. Die Cost-Income-Ratio verbesserte sich durch rückläufige Verwaltungs-aufwendungen auf 57,4%. Damit erhöhte sich das Betriebsergebnis um rund 7%.

Im Ressort *Corporates* blieben die operativen Erträge stabil. Dabei konnte der infolge des Abbaus von Risikoaktiva leicht rückläufige Zinsüberschuss durch den erfreulich gestiegenen Provisions überschuss kompensiert werden. Positiven Einfluss auf den Provisionsüberschuss hatten die Bereiche syndiziertes

und strukturiertes Kreditgeschäft sowie Corporate Bond Emissionen. Die Cost-Income-Ratio verbesserte sich durch weitere Kostensenkungen auf 32,5%. Den Turnaround beim Betriebsergebnis erreichte das Ressort insbesondere auf Grund der mehr als halbierten Kreditrisikovorsorge.

GESCHÄFTSFELD CORPORATES & MARKETS

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

	Equity Markets	Debt Markets	Corporates	Konsoli-dierung	Geschäftsfeld Corporates & Markets Gesamt
			in Mio €		
Operative Erträge					
30.6.2003	80	521	671	– 5	1 267
1/2 von 2002	98	525	670	– 32	1 261
Kreditrisikovorsorge					
30.6.2003	—	—	203	—	203
1/2 von 2002	—	2	457	—	459
Verwaltungsaufwand					
30.6.2003	95	299	218	– 5	607
1/2 von 2002	124	316	253	– 33	660
Betriebsergebnis					
30.6.2003	– 15	222	250	—	457
1/2 von 2002	– 26	207	– 40	1	142
Cost-Income-Ratio					
30.6.2003	118,8%	57,4%	32,5%		47,9%
31.12.2002	125,3%	60,1%	37,9%		52,3%

BILANZENTWICKLUNG

BILANZ- UND KREDITVOLUMEN

Die Bilanzsumme der HVB Group belief sich zum 30. Juni 2003 auf 669,1 Mrd €, das sind 3,2% weniger als zum Vorjahresende. Der Rückgang resultiert im Wesentlichen aus niedrigeren Forderungen an Kunden sowie Finanzanlagen. Das Kreditvolumen ging um 21,2 Mrd € auf 466,8 Mrd € zurück. Hierbei sind sowohl die Kredite und Darlehen an Kunden und Kreditinstitute als auch die Eventualverbindlichkeiten gesunken.

RISIKOAKTIVA UND KAPITALQUOTEN

Zur Verbesserung der Kernkapitalquote im Konzern wollen wir die Risikoaktiva bis zum Jahresende kräftig abbauen, mit rund 40 Mrd € sollen dazu die Verbriefung von Risiken (Securitization), die Reduzierung des Kreditgeschäfts in Amerika und Asien, Portfolio-Verkäufe sowie die Veräußerung von Beteiligungen ohne strategischen oder operativen Mehrwert beitragen. Im ersten Halbjahr reduzierten wir die Risikoaktiva um 18,9 Mrd € auf 321,7 Mrd €. Dazu hat auch die erste True Sale-Transaktion in London mit rund 800 Mio € beigetragen. Gegenüber dem Stand des Jahresultimos 2002 haben wir sowohl die Kernkapitalquote von 5,6% auf 5,8% als auch die Eigenmittelquote von 9,1% auf 9,4% verbessert. Unsere Maßnahmen zum Abbau der Risikoaktiva und zur Stärkung der Kapitalbasis zielen darauf ab, unsere Bonität an den internationalen Kapitalmärkten zu stärken und dadurch die Refinanzierungsmöglichkeiten zu verbessern.

SONSTIGE ANGABEN

IFRS-GRUNDLAGEN

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2002 angewandt (ausführlich dargestellt im Geschäftsbericht 2002, Band Finanzbericht, Seiten 47 ff.). Der Segmentberichterstattung liegt die gleiche Segment-struktur wie im Konzernabschluss 2002 zugrunde.

Die neue Hypo Group haben wir, wie bereits im Konzernabschluss 2002, in den Notes als so genannten »einzustellenden Bereich« beschrieben und in der Segment-berichterstattung als eigenes Geschäftsfeld dargestellt.

Die Berichterstattung über die Geschäftsfelder Deutschland, Österreich und CEE sowie Corporates & Markets haben wir erstmals in diesem Zwischenbericht um die Darstellung und Analyse der Ressortergebnisse im Vergleich zum Vorjahr erweitert. Hierdurch erreichen wir noch mehr Transparenz bei der Erläuterung unserer Ergebnisentwicklung.

ÄNDERUNGEN DES KONSOLIDIERUNGSKREISES

Im zweiten Quartal 2003 haben wir die PlanetHome AG entkonsolidiert. Die Gesellschaft war im ersten Quartal noch mit einem Bilanzvolumen von 36 Mio € und einem Ergebnis vor Steuern von rund 1 Mio € enthalten. Bei der DIA Vermögensverwaltungs-GmbH haben wir die restlichen Anteile an der Westfälischen Hypothekenbank AG erworben und unseren Anteil somit von 75% auf 100% erhöht. Außerdem wurde die HVB Payments & Services GmbH zum 1. April 2003 aus der HVB AG mit 700 Mitarbeitern ausgegliedert und neu in den Konsolidierungskreis aufgenommen. Darüber hinaus ist im periodenechten Vergleich zu berücksichtigen, dass die im Konzernabschluss 2002 (Geschäftsbericht 2002, Band Finanzbericht, Seiten 47 f.) genannten entkonsolidierten Gesellschaften im ersten Halbjahr des Vorjahres noch enthalten waren und erst im weiteren Jahresverlauf aus dem Kon-solidierungskreis ausgeschieden sind.

EREIGNISSE NACH DEM 30. JUNI 2003

Anfang Juli 2003 haben wir rund 33 Millionen Aktien der Bank Austria Creditanstalt AG (ohne die Zuteilungsoption) aus einer Kapitalerhöhung verkauft. Unser Anteil an der Bank Austria Creditanstalt hat sich dadurch auf 77,5% reduziert. Ob auch die Zuteilungsoption, der so genannte Greenshoe, ausgeübt wird, entscheidet sich spätestens im August dieses Jahres. Durch die Transaktion werden sich künftig in unserem Konzernabschluss insbesondere die Fremdanteile am Ergebnis in der Gewinn- und Verlustrechnung sowie die Anteile in Fremdbesitz auf der Passivseite der Bilanz ändern.

Mitte Juli 2003 haben wir mit der Veräußerung der norisbank AG einen weiteren wichtigen Schritt in unserem Transformationsprogramm realisiert. Vorbehaltlich der erforderlichen Gremienbeschlüsse und der Zustimmung der zuständigen Behörden geht die norisbank voraussichtlich mit Wirkung zum 30. September 2003 auf den neuen Eigentümer über. Die HVB Group erzielt hieraus inklusive des anteiligen Gewinns der norisbank für die ersten neun Monate dieses Jahres einen Erlös in Höhe von 447 Mio €. Die norisbank hat im ersten Halbjahr 2003 ein Ergebnis vor Steuern von 27,1 Mio € erreicht und zum 30. Juni 2003 eine Bilanzsumme von rund 3,2 Mrd € ausgewiesen. Sie beschäftigt rund 1100 Mitarbeiter in circa 100 Geschäftsstellen.

Die HVB Real Estate Bank AG hat mit einem Käufer einen Letter of Intent unterzeichnet, der die Veräußerung der FGH-Bank vorsieht. Die Vertragsunterzeichnung sowie die Übertragung sollen vorbehaltlich der aufsichtsrechtlichen Genehmigungen nach dem Spin-Off des gewerblichen Immobilienfinanzierungsgeschäfts von der HVB Group in die neue Hypo Group erfolgen. Die FGH-Bank hatte zum Jahresende 2002 eine Bilanzsumme von rund 4,9 Mrd € ausgewiesen und im Jahr 2002 ein Ergebnis vor Steuern von circa 45 Mio € erzielt; sie beschäftigt 150 Mitarbeiter.

Im Juli haben wir darüber hinaus unser Verbriefungsprogramm mit einer weiteren synthetischen Asset-Backed-Securities-Transaktion (PROMISE Color-2003-1 Plc.) mit einem Gesamtvolumen von 1,13 Mrd € fortgesetzt.

PRÜFERISCHE DURCHSICHT

Die in der Note »Einstellung von Bereichen« und in der Segmentberichterstattung separat dargestellten Zahlen der Hypo Group bilden die Grundlage für die Management's Discussion & Analysis im Börseneinführungsprospekt der Hypo Real Estate Holding. Sie wurden deshalb einer prüferischen Durchsicht durch unseren Abschlussprüfer unterzogen.

AKTIE

Mit einem Anstieg von nahezu 110% gegenüber den Tiefstständen zum Ende des Vorquartals vollzog die HVB-Aktie im zweiten Quartal eine kräftige Aufholbewegung.

Die Stimmung an den internationalen Kapitalmärkten hat sich nach dem Ende des Irak-Krieges insgesamt deutlich gebessert. Der DAX legte im selben Zeitraum um rund 33% zu, der EuroStoxx 50SM verzeichnete einen Zuwachs von knapp 19%. Auch an den Anleihemärkten entspannte sich die Situation merklich. Die Risikoaufschläge waren – insbesondere auch bei HVB-Titeln – deutlich rückläufig.

Die stark überdurchschnittliche Entwicklung unserer Aktie unterstreicht die Akzeptanz unseres Transformationsprogramms bei den internationalen Investoren. Dessen planmäßige Umsetzung wird von den Kapitalmarktteilnehmern durchweg positiv bewertet. Die Zustimmung der Hauptversammlung im Mai zur Abspaltung der gewerblichen Immobilienfinanzierungsaktivitäten, der erfolgreiche Börsengang der BA-CA sowie der Verkauf der norisbank im Juli 2003 markierten zudem bedeutende Meilensteine der Transformation. Auch auf der Grundlage der verbesserten operativen Ergebnisentwicklung im ersten Halbjahr sehen wir für unsere Aktie weiteres Kurspotenzial.

GESAMTWIRTSCHAFTLICHE UND BRANCHENENTWICKLUNG

MAKROÖKONOMISCHE LAGE

Im zweiten Quartal blieb die Wachstumsentwicklung auf niedrigem Niveau. Mit annualisiert +1,5% ist die US-Wirtschaft voraussichtlich kaum schneller gewachsen als im Vorquartal. In Euroland stagniert das Wachstum seit Jahresbeginn 2003. Die deutsche Wirtschaftsleistung blieb im zweiten Quartal nahezu unverändert, nachdem sie im Vorquartal sogar leicht geschrumpft war. Auch in Österreich lassen Produktion und Arbeitsmarkt eine Seitwärtsbewegung der Konjunktur erwarten. Anhaltend hoch blieb die Zahl der Insolvenzen, vor allem in Deutschland.

Die CEE-Volkswirtschaften sind schätzungsweise mit einer Wachstumsrate von durchschnittlich 3% gegenüber Vorjahr auch im zweiten Quartal 2003 erneut deutlich schneller gewachsen als der Euroraum. Wegen der gestiegenen Handelsverflechtung konnten sich diese Länder nur schwer von der Konjunkturschwäche, vor allem der deutschen Wirtschaft, abkoppeln. Das insgesamt höhere Wachstum war im Wesentlichen der robusten Inlandsnachfrage zu danken, die in den meisten Ländern auf hohe Reallohnsteigerungen (untermauert durch Produktivitätsfortschritt) und somit auf einen lebhaften privaten Konsum zurückzuführen war. Nach Regionen betrachtet expandierten die baltischen Staaten am stärksten. In Polen beschleunigte sich allmählich das Wachstum im Zeichen günstigerer Finanzierungsbedingungen und verbesserter Unternehmensergebnisse. Mehrere Abwertungsrunden in Polen und Ungarn stützen zwar die Außenwirtschaft, verunsicherten aber temporär internationale Anleger. Der Aufholprozess in Südosteuropa setzte sich mit hohen Wachstumsraten fort.

BRANCHENSITUATION

Insgesamt haben sich die Rahmenbedingungen für die Finanzdienstleistungsbranche in den abgelaufenen drei Monaten leicht verbessert. Die Aktienmärkte haben sich deutlich von ihren Tiefstständen zum Ende des Vorquartals erholt, wobei der deutsche Markt am stärksten zulegen konnte. Die Anleihemärkte präsentierten sich weiter in tendenziell guter Verfassung.

Das Zinsniveau insgesamt ermäßigte sich nochmals unter Beibehaltung des steilen Verlaufs der Zinskurve. Dies führte einerseits insbesondere bei Banken mit hohen Kundeneinlagen zu Druck auf die Zinsmarge. Andererseits gelingt es den deutschen Kreditinstituten zunehmend besser, Erhöhungen der Aktivmargen im Kreditgeschäft durchzusetzen. Zudem wirkte die Nachfrage nach privaten Konsumfinanzierungskrediten stabilisierend auf die Entwicklung der Kreditvolumina.

Bei den Kreditrisiken ist gerade für inländische Banken allgemein nochmals mit einem zyklisch bedingten, überdurchschnittlich hohen Vorsorgebedarf in diesem Jahr zu rechnen. Dieser dürfte aber dennoch unter dem Niveau des Vorjahres liegen.

Das Provisionsgeschäft stand im ersten Halbjahr im Zeichen volatiler Kapitalmärkte. Die Aussichten auf eine Steigerung der Provisionserträge im Wertpapiergeschäft in der zweiten Jahreshälfte haben sich im Zuge des jüngsten Aufwärtstrends an den Märkten jedoch deutlich verbessert. Nach guten Ergebnissen im Geschäft mit Fremdkapital- und Währungsprodukten im ersten Halbjahr gilt es, die Entwicklung der Handelsergebnisse im weiteren Jahresverlauf zu stabilisieren.

Nach den enormen Belastungen des Vorjahres ist bei den deutschen Banken insgesamt mit einer spürbaren operativen Ergebniserholung in diesem Jahr zu rechnen.

AUSBLICK

GESAMTWIRTSCHAFTLICHE ENTWICKLUNG

Mit dem Ende des Irak-Kriegs, den niedrigeren Ölpreisen, dem Abklingen der SARS-Krankheit in Asien und weiteren Zinssenkungen in den USA und Euroland haben sich die gesamtwirtschaftlichen Rahmenbedingungen für die Wirtschaftsentwicklung verbessert. Unterstützt durch massive Steuersenkungen, zeichnet sich in den USA in der zweiten Jahreshälfte eine Wachstumsbeschleunigung auf annualisiert bis zu 4% gegenüber dem Vorjahr ab.

Euroland wird vom konjunkturellen Zwischenhoch in den USA temporär profitieren (erwartetes Wachstum im Gesamtjahr 2003: + 0,6%, Deutschland: + 0,2%). Entscheidend für die mittelfristigen Wachstumsaussichten in Europa ist vor allem, dass die Reformdiskussion in zahlreichen Ländern wieder im Vordergrund steht. In Deutschland verbessern die Umsetzung der Agenda 2010, der Abbruch des Streiks in Ostdeutschland und die vorgezogene Steuerreform die Wachstumsperspektiven für die kommenden Jahre. In Österreich und Frankreich wurden Rentenreformen beschlossen.

Gestützt durch die günstigeren internationalen Rahmenbedingungen werden Exporte und Investitionen der Konjunktur in Zentral- und Osteuropa in den nächsten Monaten mehr Schwung verleihen. Dabei werden die Länder der Region auch vom Konvergenzprozess im Vorfeld der Zugehörigkeit zur Europäischen Union profitieren, nachdem die Referenden in Polen und Tschechien positive Entscheidungen gebracht haben.

ERGEBNISENTWICKLUNG DER HVB GROUP

Im ersten Halbjahr konnten wir unsere Ergebnisprognosen erreichen, obwohl wir keinen Rückenwind von den Kapitalmärkten erhielten und auch keine dispositiven Sondermaßnahmen zur Ergebnisdarstellung ergriffen haben. Das bestärkt uns darin, den eingeschlagenen Weg konsequent weiter zu verfolgen und unser Transformationsprogramm zügig abzuarbeiten. Die im Risikobericht (Geschäftsbericht 2002, Band Finanzbericht, Risk Report, Seiten 10 – 36) erläuterten Risiken der zukünftigen Entwicklung der HVB Group haben sich insgesamt im ersten Halbjahr dieses Jahres nicht wesentlich verändert. Insgesamt halten wir deshalb an unseren Erwartungen, die wir im Ausblick des Financial Review 2002 (Geschäftsbericht 2002, Band Finanzbericht, Seiten 8 f.) beschrieben haben, fest. Dies gilt insbesondere für den Turnaround im operativen Bereich, den wir bereits im ersten Halbjahr erreichen konnten.

Die HVB Group wird in den kommenden Monaten weitere Schritte ihres Transformationsprogramms umsetzen. Das Hauptaugenmerk liegt dabei nach dem IPO der BA-CA und der Veräußerung der norisbank auf der Abspaltung der Hypo Group. Für den weiteren Jahresverlauf sind darüber hinaus Veräußerungen von nichtstrategischen Beteiligungen sowie eine Reihe von Verbriefungstransaktionen vorgesehen. Nach den bislang erreichten Meilensteinen unserer Transformation sind wir zuversichtlich, das weitere Programm ebenso erfolgreich und zeitgerecht umsetzen zu können.

GEWINN- UND VERLUSTRECHNUNG
VOM 1. JANUAR BIS 30. JUNI 2003

ERTRÄGE/AUFWENDUNGEN

	Notes	1.1.–30.6. 2003	1.1.–30.6. 2002	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		15 402	17 020	– 1 618	– 9,5
Zinsaufwendungen		12 155	13 667	– 1 512	– 11,1
Zinsüberschuss	3	3 247	3 353	– 106	– 3,2
Kreditrisikovorsorge[1]	4	1 522	1 898	– 376	– 19,8
Zinsüberschuss nach Kreditrisikovorsorge		1 725	1 455	+ 270	+ 18,6
Provisionserträge		1 658	1 725	– 67	– 3,9
Provisionsaufwendungen		316	320	– 4	– 1,3
Provisionsüberschuss	5	1 342	1 405	– 63	– 4,5
Handelsergebnis	6	487	435	+ 52	+ 12,0
Verwaltungsaufwand	7	3 341	3 768	– 427	– 11,3
Saldo sonstige betriebliche Erträge/Aufwendungen	8	25	60	– 35	– 58,3
Betriebsergebnis		**238**	**– 413**	**+ 651**	
Finanzanlageergebnis		11	642	– 631	– 98,3
Abschreibungen auf Geschäfts- oder Firmenwerte		108	108	—	—
Saldo übrige Erträge/Aufwendungen	9	– 64	– 64	—	—
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**77**	**57**	**+ 20**	**+ 35,1**
Ertragsteuern[1]		187	18	+ 169	
Ergebnis nach Steuern		**– 110**	**39**	**– 149**	
Fremdanteile am Ergebnis[1]		– 34	14	– 48	
Gewinn/Verlust		**– 144**	**53**	**– 197**	

	Notes	1.1.–30.6. 2003	1.1.–30.6. 2002
		in €	in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	10	– 0,07	0,30
Ergebnis je Aktie	10	– 0,27	0,10

[1] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am Ergebnis des Vorjahres entsprechend angepasst.

Da zum 30. Juni 2003 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG
VOM 1. APRIL BIS 30. JUNI 2003

ERTRÄGE/AUFWENDUNGEN

	Notes	1.4.–30.6. 2003	1.4.–30.6. 2002	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		7 624	8 257	– 633	– 7,7
Zinsaufwendungen		5 997	6 673	– 676	– 10,1
Zinsüberschuss	3	1 627	1 584	+ 43	+ 2,7
Kreditrisikovorsorge[1]	4	760	949	– 189	– 19,9
Zinsüberschuss nach Kreditrisikovorsorge		867	635	+ 232	+ 36,5
Provisionserträge		823	825	– 2	– 0,2
Provisionsaufwendungen		154	141	+ 13	+ 9,2
Provisionsüberschuss	5	669	684	– 15	– 2,2
Handelsergebnis	6	246	171	+ 75	+ 43,9
Verwaltungsaufwand	7	1 650	1 843	– 193	– 10,5
Saldo sonstige betriebliche Erträge/Aufwendungen	8	– 5	32	– 37	
Betriebsergebnis		**127**	**– 321**	**+ 448**	
Finanzanlageergebnis		21	457	– 436	– 95,4
Abschreibungen auf Geschäfts- oder Firmenwerte		54	54	—	—
Saldo übrige Erträge/Aufwendungen	9	– 41	– 36	– 5	– 13,9
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**53**	**46**	**+ 7**	**+ 15,2**
Ertragsteuern[1]		110	9	+ 101	
Ergebnis nach Steuern		**– 57**	**37**	**– 94**	
Fremdanteile am Ergebnis[1]		– 10	7	– 17	
Gewinn/Verlust		**– 67**	**44**	**– 111**	

	Notes	1.4.–30.6. 2003	1.4.–30.6. 2002
		in €	in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	10	– 0,03	0,18
Ergebnis je Aktie	10	– 0,13	0,08

[1] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am Ergebnis des Vorjahres entsprechend angepasst.

BILANZ
ZUM 30. JUNI 2003

AKTIVA

	Notes	30.6.2003	31.12.2002	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		5 949	5 373	+ 576	+ 10,7
Handelsaktiva	11	88 130	85 252	+ 2 878	+ 3,4
Forderungen an Kreditinstitute	12	70 317	73 867	– 3 550	– 4,8
Forderungen an Kunden	12	394 594	409 938	– 15 344	– 3,7
Wertberichtigungen auf Forderungen	13	– 14 677	– 13 716	– 961	– 7,0
Finanzanlagen	14	93 467	101 998	– 8 531	– 8,4
Sachanlagen		3 267	3 473	– 206	– 5,9
Immaterielle Vermögenswerte		3 777	3 816	– 39	– 1,0
Sonstige Aktiva		24 311	21 156	+ 3 155	+ 14,9
Summe der Aktiva		**669 135**	**691 157**	**– 22 022**	**– 3,2**

PASSIVA

	Notes	30.6.2003	31.12.2002	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	15	139 284	143 361	– 4 077	– 2,8
Verbindlichkeiten gegenüber Kunden	16	150 566	154 922	– 4 356	– 2,8
Verbriefte Verbindlichkeiten	17	250 486	271 561	– 21 075	– 7,8
Handelspassiva		61 689	51 479	+ 10 210	+ 19,8
Rückstellungen	18	11 653	10 931	+ 722	+ 6,6
Sonstige Passiva		20 831	21 549	– 718	– 3,3
Nachrangkapital	19	20 983	22 311	– 1 328	– 6,0
Anteile in Fremdbesitz		756	813	– 57	– 7,0
Eigenkapital		12 887	14 230	– 1 343	– 9,4
Gezeichnetes Kapital		1 609	1 609	—	—
Kapitalrücklage		13 112	13 112	—	—
Gewinnrücklagen		2 924	2 882	+ 42	+ 1,5
Bewertungsänderungen von Finanzinstrumenten		– 4 614	– 3 373	– 1 241	– 36,8
AfS-Rücklage		– 1 974	– 1 319	– 655	– 49,7
Hedge-Rücklage		– 2 640	– 2 054	– 586	– 28,5
Konzerngewinn 2002		—	—	—	—
Gewinn/Verlust 1.1.– 30.6.2003		– 144	—	– 144	—
Summe der Passiva		**669 135**	**691 157**	**– 22 022**	**– 3,2**

ENTWICKLUNG DES EIGENKAPITALS

	2003	2002
	in Mio €	
Eigenkapital zum 1. 1.	**14 230**	**25 110**
Veränderungen 1.1.– 30.6.		
Gezeichnetes Kapital	—	—
Kapitalrücklage		
Kapitalerhöhungen	—	—
Bestandsveränderungen und Ergebnis eigener Aktien	—	– 4
Gewinnrücklagen		
Veränderungen im Konsolidierungskreis und Veränderungen aus Währungseinfluss	+ 42	– 128
Bewertungsänderungen von Finanzinstrumenten	– 1 241	– 2 566
Konzerngewinn 2002 (Ausschüttung der HVB AG)[1]	—	– 457
Gewinn/Verlust 1.1.– 30.6.	– 144	+ 53
Eigenkapital zum 30. 6.	**12 887**	**22 008**

[1] Die HVB AG hat im Geschäftsjahr 2002 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

KAPITALFLUSSRECHNUNG

	2003	2002
	in Mio €	
Zahlungsmittelbestand zum 1. 1.	**5 373**	**8 036**
Cashflow aus operativer Geschäftstätigkeit	– 3 143	– 938
Cashflow aus Investitionstätigkeit	4839	222
Cashflow aus Finanzierungstätigkeit	– 1 062	1561
Effekte aus Wechselkursänderungen	– 58	– 171
Zahlungsmittelbestand zum 30. 6.	**5 949**	**8 710**

1

EINSTELLUNG VON BEREICHEN

Die Hypo Group umfasst neben den bereits am Jahresende 2002 berücksichtigten Gesellschaften bzw. Teilen von Gesellschaften (für eine genaue Auflistung siehe Geschäftsbericht 2002, Band Finanzbericht, Seite 54) auch die HVB Bank Ireland, Dublin, exklusive der nicht immobilientragenden Bestandsportfolios. Bis zur endgültigen Trennung berichten wir über diesen Bereich in dem neuen Segment Hypo Group.

Das Eigenkapital der Hypo Group haben wir unter Berücksichtigung der derzeit vorgesehenen Transaktionsstruktur als Saldo der zum Buchwert fortgeführten Aktiva und Passiva des neuen Konzerns ermittelt. Die zusätzliche Kapitalausstattung durch die HVB AG ist bereits enthalten. Die Risikoabschirmung durch die HVB AG wurde anteilig berücksichtigt. Bei den von der HVB AG zu übertragenden Geschäften auf die Hypo Group gehen wir in der Pro-forma-Darstellung davon aus, dass sie teilweise physisch und teilweise synthetisch durch den Einsatz von Kreditderivaten übergehen.

GEWINN- UND VERLUSTRECHNUNG DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	1.1.–30.6 2003	½ von 2002	Veränderungen	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	373	368	+ 5	+ 1,4
Kreditrisikovorsorge	130	253	– 123	– 48,6
Zinsüberschuss nach Kreditrisikovorsorge	243	115	+ 128	
Provisionsüberschuss	14	6	+ 8	
Handelsergebnis	—	—	—	—
Verwaltungsaufwand	127	127	—	—
Saldo sonstige betriebliche Erträge/Aufwendungen	– 5	7	– 12	
Betriebsergebnis	**125**	**1**	**+ 124**	
Finanzanlageergebnis	2	31	– 29	– 93,5
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Zuführung zu Restrukturierungsrückstellungen	—	1	– 1	– 100,0
Saldo übrige Erträge/Aufwendungen	– 15	– 1	– 14	
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**112**	**30**	**+ 82**	
Ertragsteuern	30	20	+ 10	+ 50,0
Ergebnis nach Steuern	**82**	**10**	**+ 72**	

AUSGEWÄHLTE POSTEN DER BILANZ DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	30.6. 2003	31.12. 2002	Veränderungen	
	in Mrd €	in Mrd €	in Mrd €	in %
Kreditvolumen	119	124	– 5	– 4,0
darunter:				
Hypothekendarlehen	60	65	– 5	– 7,7
Kommunalkredite	51	55	– 4	– 7,3
Wertberichtigungen auf Forderungen	– 2	– 2	—	—
Finanzanlagen	40	39	+ 1	+ 2,6
Verbindlichkeiten gegenüber Kreditinstituten und Kunden	32	32	—	—
Verbriefte Verbindlichkeiten	119	131	– 12	– 9,2
darunter begebene Inhaberschuldverschreibungen:				
Hypothekenpfandbriefe	18	14	+ 4	+ 28,6
öffentliche Pfandbriefe	61	69	– 8	– 11,6
Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)	4	1	+ 3	

SEGMENTBERICHTERSTATTUNG ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN VOM 1. JANUAR BIS 30. JUNI 2003

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
				in Mio €					
Zinsüberschuss									
1.1.–30.6.2003	1 489	944	653	– 9	– 200	2 877	373	– 3	3 247
1/2 von 2002	1 477	991	687	– 5	– 181	2 969	368	– 12	3 325
Kreditrisikovorsorge									
1.1.–30.6.2003	693	236	203	30	2	1 164	130	228	1 522
1/2 von 2002	927	256	459	—	4	1 646	253	—	1 899
Provisionsüberschuss									
1.1.–30.6.2003	597	536	211	—	– 15	1 329	14	– 1	1 342
1/2 von 2002	593	532	209	– 1	3	1 336	6	—	1 342
Handelsergebnis									
1.1.–30.6.2003	3	48	397	—	39	487	—	—	487
1/2 von 2002	2	15	350	—	27	394	—	—	394
Verwaltungsaufwand									
1.1.–30.6.2003	1 493	1 098	607	14	21	3 233	127	– 19	3 341
1/2 von 2002	1 633	1 111	660	13	31	3 448	127	– 37	3 538
Saldo sonstige betriebliche Erträge/Aufwendungen									
1.1.–30.6.2003	29	—	6	– 3	18	50	– 5	– 20	25
1/2 von 2002	14	12	15	– 2	51	90	7	– 39	58
Betriebsergebnis									
1.1.–30.6.2003	– 68	194	457	– 56	– 181	346	125	– 233	238
1/2 von 2002	– 474	183	142	– 21	– 135	– 305	1	– 14	– 318
Finanzanlageergebnis									
1.1.–30.6.2003	– 4	30	– 9	—	– 15	2	2	7	11
1/2 von 2002	– 49	25	– 133	—	451	294	31	—	325
Abschreibungen auf Geschäfts- oder Firmenwerte									
1.1.–30.6.2003	9	65	31	—	2	107	—	1	108
1/2 von 2002	107	59	30	—	2	198	—	—	198
Zuführung zu Restrukturierungs-rückstellungen									
1.1.–30.6.2003	—	—	—	—	—	—	—	—	—
1/2 von 2002	106	1	18	—	17	142	1	—	143
Saldo übrige Erträge/ Aufwendungen									
1.1.–30.6.2003	– 5	– 1	– 2	– 36	– 235	– 279	– 15	230	– 64
1/2 von 2002	– 6	– 1	– 1	– 57	– 10	– 75	– 1	—	– 76
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern									
1.1.–30.6.2003	– 86	158	415	– 92	– 433	– 38	112	3	77
1/2 von 2002	– 742	147	– 40	– 78	287	– 426	30	– 14	– 410
darunter: Bank Austria-Gruppe									
1.1.–30.6.2003		158	23		– 6	175			175
1/2 von 2002		147	– 21		17	143			143

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN QUARTALSÜBERSICHT

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
				in Mio €					
Zinsüberschuss									
1. Quartal 2003	737	467	323	– 5	– 109	1 413	207	—	1 620
2. Quartal 2003	752	477	330	– 4	– 91	1 464	166	– 3	1 627
¼ von 2002	739	495	343	– 2	– 91	1 484	184	– 6	1 662
Kreditrisikovorsorge									
1. Quartal 2003	336	125	121	—	1	583	179	—	762
2. Quartal 2003	357	111	82	30	1	581	– 49	228	760
¼ von 2002	463	128	230	—	2	823	126	—	949
Provisionsüberschuss									
1. Quartal 2003	307	268	102	—	– 7	670	3	—	673
2. Quartal 2003	290	268	109	—	– 8	659	11	– 1	669
¼ von 2002	297	266	105	—	—	668	3	—	671
Handelsergebnis									
1. Quartal 2003	2	29	186	—	24	241	—	—	241
2. Quartal 2003	1	19	211	—	15	246	—	—	246
¼ von 2002	1	8	175	—	13	197	—	—	197
Verwaltungsaufwand									
1. Quartal 2003	754	548	306	7	15	1 630	67	– 6	1 691
2. Quartal 2003	739	550	301	7	6	1 603	60	– 13	1 650
¼ von 2002	817	555	330	7	15	1 724	64	– 19	1 769
Saldo sonstige betriebliche Erträge/Aufwendungen									
1. Quartal 2003	14	– 2	17	– 1	12	40	– 2	– 8	30
2. Quartal 2003	15	2	– 11	– 2	6	10	– 3	– 12	– 5
¼ von 2002	7	6	7	– 1	26	45	4	– 20	29
Betriebsergebnis									
1. Quartal 2003	– 30	89	201	– 13	– 96	151	– 38	– 2	111
2. Quartal 2003	– 38	105	256	– 43	– 85	195	163	– 231	127
¼ von 2002	– 236	92	70	– 10	– 69	– 153	1	– 7	–159
Finanzanlageergebnis									
1. Quartal 2003	– 3	14	– 16	—	2	– 3	– 7	—	–10
2. Quartal 2003	– 1	16	7	—	– 17	5	9	7	21
¼ von 2002	– 25	13	– 67	—	226	147	15	—	162
Abschreibungen auf Geschäfts- oder Firmenwerte									
1. Quartal 2003	5	33	16	—	—	54	—	—	54
2. Quartal 2003	4	32	15	—	2	53	—	1	54
¼ von 2002	54	29	15	—	1	99	—	—	99
Zuführung zu Restrukturierungsrückstellungen									
1. Quartal 2003	—	—	—	—	—	—	—	—	—
2. Quartal 2003	—	—	—	—	—	—	—	—	—
¼ von 2002	53	—	9	—	9	71	1	—	72
Saldo übrige Erträge/ Aufwendungen									
1. Quartal 2003	– 1	– 1	– 1	– 18	– 2	– 23	—	—	– 23
2. Quartal 2003	– 4	—	– 1	– 18	– 233	– 256	– 15	230	– 41
¼ von 2002	– 3	– 1	– 1	– 29	– 4	– 38	—	—	– 38
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern									
1. Quartal 2003	– 39	69	168	– 31	– 96	71	– 45	– 2	24
2. Quartal 2003	– 47	89	247	– 61	– 337	– 109	157	5	53
¼ von 2002	– 371	75	– 22	– 39	143	– 214	15	– 7	– 206
darunter: Bank Austria-Gruppe									
1. Quartal 2003		69	17		.11	97			97
2. Quartal 2003		89	6		– 17	78			78
¼ von 2002		75	– 11		8	72			72

KENNZIFFERN NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
				in %					
Cost-Income-Ratio (auf Basis der operativen Erträge)									
1.1.–30.6.2003	70,5	71,9	47,9	—	—	68,2	33,2	—	65,5
1.1.–31.12.2002	78,3	71,7	52,3	—	—	72,0	33,3	—	69,1
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)									
1.1.–30.6.2003	– 3,3	10,0	17,6	—	—	– 1,7	4,0	—	– 0,4
1.1.–31.12.2002	– 16,1	8,0	– 0,4	—	—	– 2,6	0,3	—	– 2,3
Eigenkapitalrentabilität nach Steuern									
1.1.–30.6.2003	– 3,6	5,3	16,1	—	—	– 3,3	4,0	—	– 1,6
1.1.–31.12.2002	– 19,3	4,3	– 1,5	—	—	– 5,1	0,3	—	– 4,4

[1] Kennzahlenwerte für das Segment »Workout Immobilien« ökonomisch nicht aussagekräftig.

3

ZINSÜBERSCHUSS

	1.1.–30.6. 2003	1.1.–30.6. 2002
	in Mio €	
Zinserträge aus		
Kredit- und Geldmarktgeschäften	13 278	13 915
festverzinslichen Wertpapieren und Schuldbuchforderungen	1 762	2 705
Aktien und anderen nicht festverzinslichen Wertpapieren	102	144
verbundenen Unternehmen	36	31
nach der Equity-Methode bewerteten Unternehmen	40	40
Beteiligungen	42	31
Immobilien des Finanzanlagebestandes	17	31
Zinsaufwendungen für		
Einlagen	6 109	7 417
Verbriefte Verbindlichkeiten	5 384	5 584
Nachrangkapital	591	615
Ergebnis aus dem Leasinggeschäft	**54**	**72**
Insgesamt	**3 247**	**3 353**

ZINSSPANNEN

	30.6.2003	30.6.2002
	in %	
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,16	2,05
Auf Basis des durchschnittlichen Geschäftsvolumens	1,10	1,03

4

KREDITRISIKOVORSORGE

	1.1.–30.6. 2003	½ von 2002
	in Mio €	
Zuführungen	1 989	2 618
Wertberichtigungen auf Forderungen	1 902	2 488
Rückstellungen im Kreditgeschäft	87	130
Auflösungen	– 404	– 669
Wertberichtigungen auf Forderungen	– 362	– 594
Rückstellungen im Kreditgeschäft	– 42	– 75
Eingänge auf abgeschriebene Forderungen	– 63	– 51
Insgesamt	**1 522**	**1 898**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

5

PROVISIONSÜBERSCHUSS

	1.1.–30.6. 2003	1.1.–30.6. 2002
	in Mio €	
Wertpapier- und Depotgeschäft	515	579
Außenhandelsgeschäft/ Zahlungsverkehr	483	460
Kreditgeschäft	209	244
Sonstiges Dienstleistungsgeschäft	135	122
Insgesamt	**1 342**	**1 405**

6

HANDELSERGEBNIS

	1.1.–30.6. 2003	1.1.–30.6. 2002
	in Mio €	
Kursbezogene Geschäfte	117	46
Zins- und währungsbezogene Geschäfte	370	389
Insgesamt	**487**	**435**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 354 Mio € sowie Refinanzierungskosten, die aus dem Saldo der Handelsaktiva und Handelspassiva resultieren, in Höhe von 347 Mio € enthalten.

7

VERWALTUNGSAUFWAND

	1.1.–30.6. 2003	1.1.–30.6. 2002
	in Mio €	
Personalaufwand	1 856	2 108
Andere Verwaltungsaufwendungen	1 144	1 275
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	341	385
Insgesamt	**3 341**	**3 768**

8

SALDO SONSTIGE BETRIEBLICHE ERTRÄGE/AUFWENDUNGEN

	1.1.–30.6. 2003	1.1.–30.6. 2002
	in Mio €	
Sonstige betriebliche Erträge	150	162
Sonstige betriebliche Aufwendungen	125	102
Saldo sonstige betriebliche Erträge/Aufwendungen	**25**	**60**

9

SALDO ÜBRIGE ERTRÄGE/AUFWENDUNGEN

	1.1.–30.6. 2003	1.1.–30.6. 2002
	in Mio €	
Übrige Erträge	**35**	**—**
Übrige Aufwendungen	**99**	**64**
darunter:		
Sonstige Steuern	9	13
Verlustübernahmen	41	51
Saldo übrige Erträge/Aufwendungen	**– 64**	**– 64**

In den übrigen Aufwendungen sind per 30. Juni 2003 neben Verlustübernahmen und sonstigen Steuern Aufwendungen in Höhe von 49 Mio € enthalten, die im Zusammenhang mit der Abspaltung der Hypo Real Estate Group entstanden sind. Die übrigen Erträge beinhalten die erfolgswirksame Auflösung des passivischen Unterschiedsbetrags im Rahmen des Zukaufs von Anteilen an der Westfälischen Hypothekenbank AG.

10

ERGEBNIS JE AKTIE

	1.1.–30.6. 2003	1.1.–30.6. 2002
Gewinn/Verlust ohne Fremdanteile (in Mio €)	– 144	53
Gewinn/Verlust ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte (in Mio €)	– 36	161
Durchschnittliche Anzahl der Aktien	536 288 701	536 288 701
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	**– 0,07**	**0,30**
Ergebnis je Aktie in €	**– 0,27**	**0,10**

ANGABEN ZUR BILANZ

11

HANDELSAKTIVA

	30.6.2003	31.12.2002
	in Mio €	
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 982	33 793
Aktien und andere nicht festverzinsliche Wertpapiere	2 565	2 536
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	49 456	44 411
Sonstige Handelsbestände	4 127	4 512
Insgesamt	**88 130**	**85 252**

12

KREDITVOLUMEN

Aufteilung nach Inhalten:

	30.6.2003	31.12.2002
	in Mio €	
Kredite und Darlehen an Kreditinstitute	41 308	43 155
Kredite und Darlehen an Kunden	391 208	406 210
Eventualverbindlichkeiten	34 258	38 568
Insgesamt	**466 774**	**487 933**

13

WERTBERICHTIGUNGEN AUF FORDERUNGEN

Bestandsentwicklung:

	2003	2002
	in Mio €	
Bestand zum 1.1.	**13 716**	**12 471**
Erfolgswirksame Veränderungen		
+ Bruttozuführungen	1 902	2 488
– Auflösungen	– 362	– 594
Erfolgsneutrale Veränderungen		
+/– Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	+ 21	—
– Inanspruchnahme von bestehenden Wertberichtigungen	– 352	– 380
+/– Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	– 248	– 220
Bestand zum 30. 6.	**14 677**	**13 765**

14

FINANZANLAGEN

	30.6.2003	31.12.2002
	in Mio €	
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	28 411	31 151
AfS-Finanzanlagen	63 670	69 749
Anteile an verbundenen nicht konsolidierten Unternehmen	2 056	2 330
Beteiligungen	2 801	3 850
Schuldverschreibungen und andere festverzinsliche Wertpapiere	51 145	54 345
Aktien und andere nicht festverzinsliche Wertpapiere	7 668	9 224
darunter:		
langfristig gehaltene Bestände	4 914	6 352
At-Equity bewertete Unternehmen	830	537
Als Finanzinvestition gehaltene Grundstücke und Gebäude	556	561
Insgesamt	**93 467**	**101 998**

Die in der Kategorie »Available for Sale (AfS)« ausgewiesenen Finanzanlagen bewerten wir zum Fair Value. Dabei erfassen wir Wertschwankungen direkt im Eigenkapital, bis die AfS-Finanzanlagen veräußert werden oder bis eine Wertminderung nach IAS 39.109 ff. festgestellt wird. Dies gilt auch für unsere in den AfS-Finanzanlagen bilanzierten Aktienbestände, insbesondere die Anteile an der Allianz AG und der Münchener Rückversicherungsgesellschaft AG. Bei diesen Beständen haben wir bisher keine erfolgswirksamen Abwertungen vorgenommen, da die Kriterien für eine Wertminderung nach IAS 39.110 nicht erfüllt werden; die Buchwerte werden überdies durch Unternehmensbewertungen auf der Basis aktueller Analysten-Gewinnschätzungen untermauert.

15

VERBINDLICHKEITEN GEGENÜBER KREDITINSTITUTEN NACH FRISTEN

	30.6.2003	31.12.2002
	in Mio €	
Täglich fällig	17 169	13 280
Befristet	122 115	130 081
Insgesamt	**139 284**	**143 361**

16

VERBINDLICHKEITEN GEGENÜBER KUNDEN NACH FRISTEN

	30.6.2003	31.12.2002
	in Mio €	
Spareinlagen und Einlagen aus dem Bauspargeschäft	32 305	30 500
Andere Verbindlichkeiten	118 261	124 422
täglich fällig	48 978	49 548
befristet	69 283	74 874
Insgesamt	**150 566**	**154 922**

17

VERBRIEFTE VERBINDLICHKEITEN NACH FRISTEN

	30.6.2003	31.12.2002
	in Mio €	
Befristet mit Restlaufzeit		
bis 3 Monate	25 702	33 351
über 3 Monate bis 1 Jahr	38 703	45 089
über 1 Jahr bis 5 Jahre	126 829	130 274
über 5 Jahre	59 252	62 847
Insgesamt	**250 486**	**271 561**

18

RÜCKSTELLUNGEN

	30.6.2003	31.12.2002
	in Mio €	
Rückstellungen für Pensionen und ähnliche Verpflichtungen	4 717	4 664
Steuerverpflichtungen	5 349	4 736
Restrukturierungsrückstellungen	303	323
Rückstellungen im Kreditgeschäft	554	464
Sonstige Rückstellungen	730	744
Insgesamt	**11 653**	**10 931**

19

NACHRANGKAPITAL

	30.6.2003	31.12.2002
	in Mio €	
Nachrangige Verbindlichkeiten	13 928	15 348
Genussrechtskapital	2 798	2 799
Hybride Kapitalinstrumente	4 257	4 164
Insgesamt	**20 983**	**22 311**

20

EIGENE AKTIEN

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 20 047 400 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 10,21 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 10,20 € je Stück wieder veräußert. Die gekauften Stücke entsprechen einem Betrag von 60 Mio € bzw. 3,7% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während der Berichtsperiode auf 422 230 Stück (das entspricht einem Betrag von 1 Mio € bzw. 0,08% des Grundkapitals).

Am 30. Juni 2003 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 3 886 950 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 12 Mio € bzw. einem Anteil von 0,7% des Grundkapitals.

21

EVENTUALVERBINDLICHKEITEN UND ANDERE VERPFLICHTUNGEN

	30.6.2003	31.12.2002
	in Mio €	
Eventualverbindlichkeiten[1]	34 284	38 595
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	34 258	38 568
Andere Verpflichtungen	61 734	66 757
darunter:		
unwiderrufliche Kreditzusagen	55 045	60 901
Insgesamt	**96 018**	**105 352**

[1]Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

22

TERMINGESCHÄFTE (DERIVATIVE GESCHÄFTE)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften erstmals auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen oder Aktienkursen.

	Nominalbetrag		Kontrahentenrisiko	
	30.6. 2003	31.12. 2002	30.6. 2003	31.12. 2002
	in Mio €			
Zinsbezogene Geschäfte	3 351	2 394	48	42
Währungsbezogene Geschäfte	419	357	9	8
Aktien-/indexbezogene Geschäfte	78	56	4	4
Kreditderivate	57	61	—	1
Sonstige Geschäfte	1	1	—	—
Insgesamt	**3 906**	**2 869**	**61**	**55**

Unter Einbeziehung anerkannter Netting-Vereinbarungen sowie unter Berücksichtigung erhaltener Sicherheiten im Rahmen des OTC-Derivategeschäfts reduziert sich das Kontrahentenrisiko (positive Bruttowiederbeschaffungswerte) der derivativen Geschäfte in Höhe von 61 Mrd € um 48 Mrd € auf 13 Mrd € (31. Dezember 2002: Reduktion um 41 Mrd € auf 14 Mrd €).

23

MARKTRISIKOPOTENZIAL DER HANDELSAKTIVITÄTEN

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. Geschäftsbericht 2002, Band Finanzbericht, Seite 28 ff.).

Value-at-Risk:

	30.6.2003	31.12.2002
	in Mio €	
Zinsbezogene Geschäfte	69	61
Währungsbezogene Geschäfte	15	12
Aktien-/indexbezogene Geschäfte	50	26
Insgesamt	**134**	**99**

MITGLIEDER DES AUFSICHTSRATS

DR. MAXIMILIAN HACKL
Ehrenvorsitzender

DR. DR. H. C. ALBRECHT SCHMIDT
Vorsitzender, seit 7.1.2003

HERBERT BETZ
Stellv. Vorsitzender,
bis 14.5.2003

PETER KÖNIG
Stellv. Vorsitzender seit
14.5.2003

KURT F. VIERMETZ
Stellv. Vorsitzender

DR. MANFRED BISCHOFF

HEIDI DENNL
bis 14.5.2003

VOLKER DOPPELFELD

ERNST EIGNER
bis 14.5.2003

HELMUT GROPPER
bis 31.1.2003

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER
bis 14.5.2003

ANTON HOFER

MAX DIETRICH KLEY

FRIEDRICH KOCH
seit 14.5.2003

HANNS-PETER KREUSER

DR. LOTHAR MEYER

HERBERT MUNKER
seit 14.5.2003

DR. HANS-JÜRGEN SCHINZLER
seit 3.3.2003

CHRISTOPH SCHMIDT
bis 14.5.2003

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON

PROF. DR. DR. H. C. HANS-WERNER SINN

MARIA-MAGDALENA STADLER
seit 14.5.2003

URSULA TITZE
seit 14.5.2003

JENS-UWE WÄCHTER
seit 14. 5. 2003

HELMUT WUNDER

MITGLIEDER DES VORSTANDS

STEPHAN BUB[1]
Geschäftsfeld
Corporates & Markets

DR. STEFAN JENTZSCH
Geschäftsfeld Deutschland,
bis 31.5.2003
Geschäftsfeld
Corporates & Markets,
seit 1.6.2003

MICHAEL MENDEL[2]
Chief Risk Officer (CRO),
bis 31.5.2003
Geschäftsfeld Deutschland,
seit 1.6.2003

DR. MICHAEL KEMMER[3]
Chief Risk Officer (CRO)

DIETER RAMPL
Sprecher des Vorstands
Human Resources
Management, seit 1.4.2003

GERHARD RANDA
Geschäftsfeld
Österreich und CEE,
Chief Operating Officer (COO)

DR. PAUL SIEBERTZ[4]
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

[1] bis 31.5.2003
[2] seit 1.2.2003
[3] seit 1.6.2003
[4] bis 31.3.2003

QUARTALSÜBERSICHT

	2. Quartal 2003	1. Quartal 2003	4. Quartal 2002	3. Quartal 2002	2. Quartal 2002
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 627	1 620	1 663	1 633	1 584
Kreditrisikovorsorge	760	762	950	949	949
Zinsüberschuss nach Kreditrisikovorsorge	867	858	713	684	635
Provisionsüberschuss	669	673	658	621	684
Handelsergebnis	246	241	294	58	171
Verwaltungsaufwand	1 650	1 691	1 531	1 777	1843
Saldo sonstige betriebliche Erträge/Aufwendungen	– 5	30	42	13	32
Betriebsergebnis	**127**	**111**	**176**	**– 401**	**– 321**
Finanzanlageergebnis	21	– 10	– 321	328	457
Abschreibungen auf Geschäfts- oder Firmenwerte	54	54	231	56	54
Zuführung zu Restrukturierungsrückstellungen	—	—	286	—	—
Saldo übrige Erträge/Aufwendungen	– 41	– 23	– 52	– 35	– 36
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**53**	**24**	**– 714**	**– 164**	**46**
Ertragsteuern	110	77	10	9	9
Ergebnis nach Steuern	**– 57**	**– 53**	**– 724**	**– 173**	**37**
Fremdanteile am Ergebnis	– 10	– 24	8	7	7
Gewinn/Verlust	**– 67**	**– 77**	**– 716**	**– 166**	**44**
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	– 0,03	– 0,04	– 0,91	– 0,20	0,18
Ergebnis je Aktie in €	– 0,13	– 0,14	– 1,34	– 0,31	0,08

	30. Juni 2003	31. März 2003	31. Dez. 2002	30. Sept. 2002	30. Juni 2002
Kennzahlen (in %)					
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	– 0,4	– 0,5	– 2,3	0,4	1,7
Eigenkapitalrentabilität nach Steuern	– 1,6	– 1,7	– 4,4	– 0,8	0,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,5	66,0	69,1	73,2	71,7
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	67,6	68,3	70,4	66,9	65,8
Anteil Provisionsüberschuss an den operativen Erträgen	26,3	26,2	26,2	26,7	26,7
Bilanzzahlen (in Mrd €)					
Bilanzsumme	669,1	679,8	691,2	714,6	712,6
Kreditvolumen	466,8	479,0	487,9	492,2	496,5
Bilanzielles Eigenkapital	12,9	11,9	14,2	17,3	22,4
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	18,8	18,8	19,1	20,2	21,9
Eigenmittel (in Mrd €)	33,0	32,9	33,4	35,4	40,1
Risikoaktiva (in Mrd €)	321,7	331,8	340,6	352,6	352,9
Kernkapitalquote (in %)	5,8	5,7	5,6	5,7	6,2
Eigenmittelquote (in %)	9,4	9,1	9,1	9,2	10,3
Aktie					
Börsenkurs (in €)	14,39	6,88	15,22	13,42	33,00
Börsenkapitalisierung (in Mrd €)	7,7	3,7	8,2	7,2	17,7
Mitarbeiter	65 526	66 636	65 926	66 763	66 752
Geschäftsstellen	2 197	2 224	2 104	2 092	2 136

KOMBINIERTE FINANZZAHLEN DER HYPO REAL ESTATE HOLDING AG I.GR. ZUM 30. JUNI 2003

Kombinierte Finanzzahlen der Hypo Real Estate Holding AG i.Gr.
zum 30. Juni 2003

I. BILANZ ZUM 30. JUNI 2003

A. AKTIVA

	30.6.2003 (in Mio. €)
Barreserve	151
Forderungen an Kreditinstitute	28.774
darunter: Immobilienfinanzierungen	*381*
Kommunalkredite	*20.082*
Forderungen an Kunden	*91.629*
darunter: Immobilienfinanzierungen	*59.939*
Kommunalkredite	*31.098*
Risikovorsorge	-1.579
Finanzanlagen	39.593
Sachanlagen	142
Immaterielle Vermögenswerte	40
Sonstige Aktiva	7.723
Aktive latente Steuern	3.590
Summe der Aktiva	**170.063**

B. PASSIVA

	30.6.2003 (in Mio. €)
Verbindlichkeiten gegenüber Kreditinstituten	22.894
Verbindlichkeiten gegenüber Kunden	8.646
Verbriefte Verbindlichkeiten	118.929
darunter:	
Begebene Inhaber-Schuldverschreibungen, davon:	
Hypothekenpfandbriefe	*18.127*
Öffentliche Pfandbriefe	*61.471*
Begebene Namenspapiere, davon:	
Hypothekenpfandbriefe	*15.063*
Öffentliche Pfandbriefe	*11.353*
Rückstellungen	164
Sonstige Passiva	11.931
Nachrangkapital	2.471
Passive latente Steuern	2.432
Anteile im Fremdbesitz	113
Eigenkapital	2.483
Gezeichnetes Kapital [1]	*0*
Kapitalrücklage	*3.712*
Gewinnrücklagen	*255*
Bewertungsänderungen von Finanzinstrumenten	*-1.563*
Konzerngewinn	*79*
Summe der Passiva	**170.063**

[1] Das Stammkapital der DIA GmbH betrug zum 1.1.2003 € 26.000 und wurde um € 74.000 durch Sacheinlage der HRE Bank auf € 100.000 erhöht

C. EVENTUALVERBINDLICHKEITEN UND ANDERE VERPFLICHTUNGEN

	30.6.2003 (€ Mio.)
Eventualverbindlichkeiten	**5.215**
darunter	
aus Bürgschaften und Gewährleistungsverträgen	*5.215*
Andere Verpflichtungen	**1.856**
darunter	
unwiderrufliche Kreditzusagen	*1.854*
Insgesamt	**7.071**

II. GEWINN- UND VERLUSTRECHNUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 30. JUNI 2003

	1.1. - 30.6. 2003 (in Mio. €)
Erträge/Aufwendungen	
Zinsüberschuss	373
Kreditrisikovorsorge	– 130
Zinsüberschuss nach Kreditrisikovorsorge	**243**
Provisionsüberschuss	14
Handelsergebnis	0
Verwaltungsaufwand	– 127
Saldo sonstige betriebliche Erträge/Aufwendungen	– 5
Betriebsergebnis	**125**
Finanzanlageergebnis	2
Zuführungen zu Restrukturierungsrückstellungen	0
Saldo übrige Erträge/Aufwendungen	– 15
davon Restrukturierungsaufwendungen	– 49
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**112**
Ertragsteuern	– 30
Ergebnis nach Steuern (Jahresüberschuss/-fehlbetrag)	**82**
Fremdanteile am Ergebnis	– 3
Konzerngewinn	79

III. KAPITALFLUSSRECHNUNG

	2003 (€ Mio.)
Zahlungsmittelbestand zum 1.1.	**114**
+/– Cashflow aus operativer Geschäftstätigkeit	– 2.902
+/– Cashflow aus Investitionstätigkeit	– 492
+/– Cashflow aus Finanzierungstätigkeit	3.431
Zahlungsmittelbestand zum 30.6.	**151**

IV. ENTWICKLUNG DES EIGENKAPITALS ZWISCHEN DEM 1. JANUAR 2003 UND DEM 30. JUNI 2003

	Gezeichnetes Kapital [1]	Kapitalrücklage	Gewinnrücklage	Bewertungsänderungen von Finanzinstrumenten: Afs-Rücklage	Bewertungsänderungen von Finanzinstrumenten: Hedge-Rücklage	Konzerngewinn	Eigenkapital
				(€ Mio.)			
Bestand zum 1.1.2003	0	706	277	212	– 1.205	0	**– 10**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	0	0	0	64	– 634	0	**– 570**
Ausschüttung der Hypo Group	0	0	– 20	0	0	0	**– 20**
Einstellung/Zugang aus Jahresüberschuss	0	0	0	0	0	79	**79**
Einzahlung in die Kapitalrücklage	0	3.006	0	0	0	0	**3.006**
Veränderungen im Konsolidierungskreis	0	0	0	0	0	0	**0**
Veränderungen aus Währungseinfluss und sonstige Veränderungen	0	0	– 2	0	0	0	**– 2**
Bestand zum 30.6.2003	**0**	**3.712**	**255**	**276**	**– 1.839**	**79**	**2.483**

[1] Das Stammkapital der DIA GmbH betrug zum 1.1.2003 € 26.000 und wurde um € 74.000 durch Sacheinlage der HRE Bank auf € 100.000 erhöht

V. ERLÄUTERUNGEN ZU DEN KOMBINIERTEN FINANZZAHLEN ZUM 30. JUNI 2003

A. ANNAHMEN ZU DEN GESELLSCHAFTSRECHTLICHEN MASSNAHMEN

Bei der Erstellung der kombinierten Finanzzahlen wurde davon ausgegangen, dass die zukünftige Funktion der Hypo Real Estate Holding AG i.Gr. als Obergesellschaft des neuen Konzerns Hypo Real Estate Group durch die DIA Vermögensverwaltungs-GmbH, München als Abspaltungsvehikel vollständig abgebildet wird und die rechtliche Struktur im Zeitpunkt der Abspaltung unterhalb dieser Gesellschaft bereits zum 1. Januar 2003 bestanden hat.

B. GRUNDLAGEN DER KOMBINIERTEN FINANZZAHLEN

Die vorliegenden kombinierten Finanzzahlen sind auf Grundlage der Abgrenzungen des Konsolidierungskreises der Hypo Real Estate Group innerhalb des Konzerns der Bayerische Hypo- und Vereinsbank Aktiengesellschaft ermittelt worden. Die darin angegebenen Zahlen und sonstigen Angaben basieren auf den im Folgenden dargestellten Annahmen und Erläuterungen. Darüber hinaus wurden die IFRS Stand 30. Juni 2003 zugrunde gelegt.

Die kombinierten Finanzzahlen entsprechen dem derzeitigen Konsolidierungskreis und der Annahme, dass ein Vertrag über die Übertragung des Immobilienfinanzierungsportfolios "Westeuropa" zwischen HVB Group und Hypo Real Estate Group abgeschlossen wird. Sie reflektieren die zum 30. Juni 2003 bestandenen Erwartungen hinsichtlich der Vorgänge und Entscheidungen bis zur endgültigen Trennung. Diese Entscheidungen wurden bei der Zusammenstellung der Zahlen so behandelt, als hätten sie schon am 1. Januar 2003 stattgefunden.

Entscheidungen, die nach dem 30. Juni 2003 getroffen wurden oder werden, können dazu führen, dass sich die Effekte in zukünftigen Ist-Abschlüssen in anderer Weise darstellen, als in den kombinierten Finanzzahlen antizipiert.

Die kombinierten Finanzzahlen nehmen des Weiteren nicht für sich in Anspruch, die Hypo Real Estate Group so darzustellen, wie sie sich entwickelt hätte, wenn die beiden Konzerne vor Beginn der dargestellten Periode (zum 1. Januar 2003) tatsächlich getrennt gewesen wären. Ebenso wenig sollen sie eine Vorstellung von der zukünftigen Entwicklung der Hypo Real Estate Group vermitteln.

C. ANNAHMEN ZU DEN KOMBINIERTEN FINANZZAHLEN

Die den kombinierten Finanzzahlen zugrunde liegenden wesentlichen Annahmen sowie die daraus abgeleiteten Anpassungen werden nachfolgend im Einzelnen dargestellt.

1. Konsolidierungskreis

Der Konsolidierungskreis der Hypo Real Estate Group umfasst folgende Gesellschaften mit den entsprechenden errechneten Beteiligungsquoten:

- DIA Vermögensverwaltungs-GmbH, München
- HVB Bank Ireland puc., Dublin (99,99 %) (zukünftig "Hypo Real Estate Bank International")
- Pfandbrief Bank International S.A., Luxemburg (95,7 %)
- FGH Bank N.V., Utrecht (96,91 %)
- Real Estate Capital Limited, London (99,99 %),
- HVB Real Estate Bank Aktiengesellschaft, München (96,91 %)
- Westfälische Hypothekenbank Aktiengesellschaft, Dortmund (100,0 %)
- Westhyp Immobilien Management GmbH & Co KG, Dortmund (100,0 %)
- Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart (83,28 %)

Der Kreis der konsolidierten Unternehmen wurde nach Wesentlichkeitsgrenzen festgelegt.

Nicht trennungsbedingte Veränderungen des Konsolidierungskreises werden in den Darstellungen zeitlich wie in den Ist- Abschlüssen abgebildet.

2. Konzerninterne Vorgänge

Konsolidierungen von wesentlichen Aufwendungen und Erträgen sowie wesentlichen Vermögenswerten und Verbindlichkeiten zwischen Konzernunternehmen der in die Hypo Real Estate Group einbezogenen Unternehmen wurden in den kombinierten Finanzzahlen vorgenommen.

3. Übertragung des nicht immobilienbezogene Bestandsportfolien der HVB Bank Ireland puc

Im Zusammenhang mit der Zuordnung der HVB Irland zur Hypo Real Estate Group ist vertraglich vereinbart, dass die nicht immobilienbezogene Bestandsportfolien dieser Gesellschaft auf die HVB Luxemburg übertragen werden. Der Verkauf der Kredite inkl. der zugehörenden Derivate erfolgte zum Marktwert. Es wurde angenommen, dass Verbindlichkeiten gegenüber Kunden in gleicher Höhe zurückgeführt werden. Entsprechendes gilt für die zugeordneten Derivate. Für die kombinierten Finanzzahlen wurde angenommen, dass Forderungen gegenüber Kreditinstituten in Höhe von € 753 Mio. und Forderungen gegenüber Kunden in Höhe von € 1.386 Mio. bereits zum 1. Januar 2003 verkauft wurden.

4. Übertragung des Immobilienfinanzierungsportfolios "Westeuropa"

Das in den Niederlassungen London, Paris und Mailand der HVB AG sowie in der Zentrale in München gebuchte immobilienbezogene Finanzierungsgeschäft "Westeuropa" soll physisch bzw. synthetisch auf die HVB Irland (künftig: Hypo Real Estate International) übertragen werden.

Die physische Übertragung soll durch Verkauf der Portfolien zum Marktwert am jeweiligen Übertragungsstichtag erfolgen.

Die synthetische Übertragung soll per Garantievertrag, in Verbindung mit einem aufschiebend bedingten Verkauf, erfolgen. Diese Transaktion ist in den Finanzzahlen durch den Ausweis entsprechender Eventualverbindlichkeiten (gemäß IAS 37) berücksichtigt.

Soweit das Risiko der in den abgebenden Einheiten gebuchten Kredite durch Securisation bereits auf Dritte verlagert ist, sind diese nicht Gegenstand der Übertragung.

Zum 30. Juni 2003 wurde für das vorstehend beschriebene Portfolio angenommen, dass ein Volumen von € 8.153 Mio. in Höhe von € 3.113 Mio. physisch und in Höhe von € 5.040 Mio. synthetisch übertragen wird.

Sowohl für die physische wie auch für die synthetische Übertragung der Portfolien wurde angenommen, dass diese bereits zum 1. Januar 2003 erfolgt sind. Die damit im Zusammenhang stehenden Aufwendungen und Erträge wurden seit diesem Zeitpunkt der Hypo Real Estate Group zugerechnet. Der Ermittlung der Ergebnisbeiträge sind grundsätzlich die Daten der Segmentberichterstattung für das Segment "Hypo Group" der HVB AG zugrunde gelegt worden. Die sich später auf Basis der tatsächlichen Durchführung der Übertragung des Immobilienfinanzierungsportfolios ergebenden Beträge können von den kombinierten Finanzzahlen abweichen, wodurch sich die Effekte in zukünftigen Ist-Abschlüssen unterschiedlich darstellen.

Es wurde angenommen, dass die im Rahmen der physischen Übertragung notwendigen Refinanzierungsmittel der Hypo Real Estate Group von der HVB AG zu den bestehenden Konditionen und währungskongruent zur Verfügung gestellt werden. Ein Teil der zukünftigen Refinanzierungsmittel soll in Form eines nachrangigen Darlehens (€ 600 Mio.) zur Verfügung gestellt werden.

5. Risikoschirm

Mit Vereinbarung vom April 2003 hat sich die HVB AG gegenüber der HRE Bank und der WestHyp zum Ausgleich von Jahresfehlbeträgen in den Geschäftsjahren 2003 und 2004 bei der HRE Bank und nachrangig auch der WestHyp verpflichtet, soweit die Jahresfehlbeträge durch in diesen Jahren gebildete Einzelwertberichtigungen bedingt wurden. Soweit der für das Jahr 2003 vorgesehene Höchstbetrag von € 460 Mio. nicht in Anspruch genommen wird, erhöht sich der im Jahr 2004 ausnutzbare Höchstbetrag von € 130 Mio. Die Verpflichtung ist auf einen Höchstbetrag von insgesamt € 590 Mio. begrenzt.

Es wurde die Annahme getroffen, dass der Risikoschirm zum 31. Dezember 2003 mit € 460 Mio. in Anspruch genommen wird.

6. Gründungs- und Projektkosten der Abspaltung

Zum 30. Juni 2003 wurden die zeitanteiligen auf die Hypo Real Estate Group entfallenden Gründungs- und Projektkosten im Zusammenhang mit der Abspaltung mit insgesamt € 12,15 Mio. angenommen. Der Aufwand ist in den übrigen Erträgen/Aufwendungen als Teil der Restrukturierungsaufwendungen ausgewiesen. Der erwartete Jahresbedarf bezüglich der Gründungskosten beträgt € 10 Mio., die restlichen € 14,3 Mio. stellen die erwarteten Projektkosten dar. Es wurde die Annahme getroffen, dass für die FGH-Bank keine Restrukturierungskosten anfallen.

7. Übertragung von Pensionsrückstellungen

In der HVB AG gebildete Pensionsrückstellungen für Mitarbeiter, die zukünftig in der Hypo Real Estate Group tätig sind, sollen auf die Hypo Real Estate Group übertragen werden. In den kombinierten Finanzzahlen zum 30. Juni 2003 ist die künftige Aufteilung der Pensionsrückstellungen noch nicht berücksichtigt.

8. Steuerliche Auswirkungen

In den kombinierten Finanzzahlen zum 30. Juni 2003 wurde unterstellt, dass die für die Erstellung dieser kombinierten Finanzzahlen getroffenen Annahmen sowohl bei der HVB Group als auch bei der Hypo Real Estate Group steuerlich anerkannt werden.

9. Hedge-Accounting nach IAS 39

Für die kombinierten Finanzzahlen zum 30. Juni 2003 wurde angenommen, dass die unterstellten Sicherungskonzepte (Cash-Flow-Hedge, Fair-Value-Hedge) in der Hypo Real Estate Group fortgeführt werden können.

Es wird angenommen, dass die nach der Trennung erforderlichen Dokumentationen der Hedgebeziehungen bis zum ersten Konzernabschluss der Hypo Real Estate Group vorhanden sind und die erforderlichen Effektivitätstests und das Backtesting gemäß den Anforderungen des IAS 39 erfolgt.

D. BILANZIERUNGS- UND BEWERTUNGSMETHODEN

1. Konzerneinheitliche und stetige Bilanzierung

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Ansatz-, Bewertungs- und Ausweisgrundsätze in den Konzernabschluss ein. Die Ansatz-, Bewertungs- und Ausweismethoden werden dem Rahmenkonzept der IFRS sowie den IAS 1, IAS 8 und SIC 18 folgend stetig angewandt.

2. Konsolidierungsgrundsätze

Das Eigenkapital der Hypo Real Estate Group wird unter Berücksichtigung der derzeit vorgesehenen Transaktionsstruktur als Saldo der zum Buchwert fortgeführten Aktiva und Passiva ermittelt. Bei der Kapitalkonsolidierung wird die Alternative Methode gemäß IAS 22 angewandt. Die Differenz zwischen den höheren Anschaffungskosten und dem Eigenkapital wird als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten ausgewiesen und über die angenommene Nutzungsdauer abgeschrieben. Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

3. Finanzinstrumente

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit

oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente in der Bilanz zu erfassen, in vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten:

Handelsinstrumente werden erfolgswirksam zum beizulegenden Zeitwert bewertet und in den Positionen Handelsaktiva und Handelspassiva ausgewiesen. Zum Abschlussstichtag hatte die Hypo Real Estate Group keine Handelsinstrumente.

Vom Unternehmen ausgereichte Kredite und Forderungen umfassen finanzielle Vermögenswerte, die durch direkte Bereitstellung von Bargeld, Waren oder Dienstleistungen an den Schuldner entstehen und die nicht Handelszwecken dienen. Vom Unternehmen ausgereichte Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Positionen Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert.

Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held-to-Maturity = HtM) sind finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit. Es muss die Absicht und die Fähigkeit bestehen, diese Finanzinstrumente bis zur Endfälligkeit zu halten. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet und sind in der Position Finanzanlagen enthalten.

Alle übrigen finanziellen Vermögenswerte fallen unter die zur Veräußerung verfügbaren Wertpapiere und Forderungen (Available for Sale = AfS). Diese werden zum beizulegenden Zeitwert bewertet. Die Wertänderungen, die sich aus der Bewertung ergeben, werden solange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage) bis der Vermögenswert veräußert wird oder eine Wertminderung im Sinne des IAS 39.109 zu verzeichnen ist. Die Wertminderung wird erfolgswirksam rückgängig gemacht, wenn der beizulegende Zeitwert des AfS-Finanzinstruments objektiv ansteigt. AfS-Bestände werden nicht in Kategorien umgegliedert, die zu fortgeführten Anschaffungskosten bewertet werden. AfS-Finanzinstrumente sind überwiegend Bestandteil der Position Finanzanlagen und in geringem Umfang Bestandteil der Position Forderungen gegenüber Kreditinstituten und Forderungen gegenüber Kunden.

Kauf und Verkauf von Finanzinstrumenten werden grundsätzlich zum Handelstag bilanziert. Agien und Disagien werden direkt mit den Finanzinstrumenten verrechnet. Für die Finanzinstrumente kann der beizulegende Zeitwert grundsätzlich verlässlich ermittelt werden. Nicht börsennotierte Finanzanlagen, für die keine beizulegenden Zeitwerte ermittelt werden können, werden mit fortgeführten Anschaffungskosten bewertet.

Absicherungswirkungen zwischen Finanzinstrumenten werden nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cash-Flow-Hedge – abgebildet.

Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes abgesichert, die aus einem bestimmten Risiko resultieren und erfolgswirksam sein werden. Das Fair-Value-Hedge-Accounting wird für Derivate angewandt, die zur Absicherung des beizulegenden Zeitwertes bilanzierter Vermögenswerte und Verbindlichkeiten eingesetzt werden. Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument zum beizulegenden Zeitwert bewertet. Wertänderungen sind erfolgswirksam zu behandeln. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Beim Cash-Flow-Hedge wird das Risiko volatiler Cash-Flows abgesichert, die aus einem bilanziellen Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehen Transaktion resultieren und erfolgswirksam sein werden. Das Cash-Flow-Hedge-Accounting wird für Derivate zur Absicherung künftiger Zahlungsströme angewandt. Nach dem Cash-Flow-Hedge-Accounting werden Derivate bilanziert, die im Rahmen des Asset-Liability Managements der Absicherung des Zinsänderungsrisikos dienen. Beim Cash-Flow-Hedge-Accounting werden aus Sicht des IAS 39 die zukünftigen variablen Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten vorwiegend mittels Zinsswap in feste Zahlungen getauscht. Sicherungsinstrumente werden beim Cash-Flow-Hedge-Accounting zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effizienten und einen ineffizienten Teil zu trennen. Eine Sicherungsbeziehung gilt als effizient, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflows der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflows der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effizienz

werden die zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenübergestellt (siehe auch Sonstige Annahmen: Hedge Effizienz nach IAS 39). Der wirksam gesicherte, effiziente Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Die ineffizienten Teile werden bei einem Sicherungsinstrument im Erfolg berücksichtigt und bei den übrigen Finanzinstrumenten in Abhängigkeit von der des Sicherungsgeschäftes entweder im Eigenkapital oder im Erfolg gebucht. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder im Falle von AfS-Finanzinstrumentes zum beizulegenden Zeitwert bilanziert. Die Zeitwerte der Sicherungsinstrumente werden in den sonstigen Aktiva und Passiva ausgewiesen.

4. Forderungen

Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um AfS-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt.

5. Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft (Risikovorsorge)

Die Bemessung der Risikovorsorge wird insbesondere durch Erwartungen hinsichtlich zukünftiger Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt. Für alle erkennbaren Adressrisiken im Kreditgeschäft wurden zum 1. Januar 2003 Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Allen Veränderungen bis zum 30. Juni 2003 bei den erkennbaren Adressrisiken im Kreditgeschäft wurde dadurch Rechnung getragen, dass entsprechenden Zuführungen zur Risikovorsorge berücksichtigt wurden bzw. Einzelwertberichtigungen oder Rückstellungen aufgelöst wurden, soweit das Kreditrisiko entfallen ist, oder verbraucht wurde, wenn die Forderung als uneinbringlich eingestuft und abgebucht wurde.

Unsere Risikovorsorge für Engagements in Fremdwährung wurden jeweils währungskongruent gebildet, sodass sie von Wechselkursschwankungen nicht tangiert ist.

Latenten Kreditrisiken wird durch die Bildung von Pauschalwertberichtigungen Rechnung getragen, die auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfeldes und aktueller Ereignisse bemessen werden. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, werden als Verbrauch der Pauschalwertberichtigungen behandelt.

6. Finanzanlagen

Finanzanlagen umfassen HtM-Finanzinstrumente und AfS-Finanzinstrument sowie als Finanzinvestition gehaltene Grundstücke und Gebäude.

HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge sind dabei anteilig berücksichtigt. Abschreibungen werden bei bonitätsbedingter Wertminderung vorgenommen. Fallen die Gründe hierfür weg, wird bis maximal zur Höhe der fortgeführten Anschaffungskosten erfolgswirksam zugeschrieben.

Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Grundstücke und Gebäude, die als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig gehalten werden, werden gemäß IAS 40 zu fortgeführten Anschaffungskosten bewertet. Als Finanzinvestition gehaltene Gebäude werden planmäßig linear über die wirtschaftliche Nutzungsdauer von 25-50 Jahren abgeschrieben. Die Mieterträge aus diesen Finanzinvestitionen werden wie die Refinanzierungsaufwendungen im Zinsüberschuss ausgewiesen. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden sind im Finanzanlageergebnis enthalten.

7. Sachanlagen

Sachanlagen werden zu Anschaffungs- bzw. Herstellungskosten bewertet, die – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer gemindert werden. Bei Einbauten in gemieteten Gebäuden wird die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrundegelegt, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

Sachanlagen	Wirtschaftliche Nutzungsdauer
Gebäude	25-50 Jahre
Einbauten in fremden Anwesen	10-25 Jahre
EDV-Anlagen (im weiteren Sinne)	3-5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3-25 Jahre

Sofern bei Vermögenswerten des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, wird eine außerplanmäßige Abschreibung vorgenommen. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen. Für Gegenstände des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

8. Immaterielle Vermögenswerte

Gemäß IAS 38 sind sowohl entgeltlich erworbene als auch selbsterstellte immaterielle Vermögenswerte unter bestimmten Voraussetzungen anzusetzen. In der Hypo Real Estate Group werden unter den immateriellen Vermögenswerten im Wesentlichen Geschäfts- oder Firmenwerte sowie Software ausgewiesen. Geschäfts- oder Firmenwerte werden grundsätzlich über die angenommene Nutzungsdauer von 15 Jahren abgeschrieben. Anhaltspunkte bei der Bestimmung der Nutzungsdauer sind insbesondere die strategische Ausrichtung sowie die erwarteten nachhaltigen Gewinne der Tochtergesellschaft. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird gemäß IAS 36 regelmäßig überprüft; sofern erforderlich, werden außerplanmäßige Abschreibungen vorgenommen. Software wird zu fortgeführten Anschaffungskosten bewertet, die über eine erwartete Nutzungsdauer von 3 bis 5 Jahren abgeschrieben werden.

9. Verbindlichkeiten

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedges sind, werden unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Einstandswerten passiviert. Unverzinsliche Verbindlichkeiten, zum Beispiel Zero-Bonds und andere abgezinste Papiere, werden mit ihrem Barwert angesetzt.

10. Rückstellungen

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften wird die bestmögliche Schätzung nach IAS 37.36 ff verwendet. Langfristige Rückstellungen werden grundsätzlich abgezinst. Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der "Projected Unit Credit"-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Die versicherungstechnischen Gewinne und Verluste werden nach dem so genannten Korridorverfahren behandelt: das heißt eine erfolgswirksame Buchung ist in den Folgejahren erst dann vorzunehmen, wenn die insgesamt zum Bilanzstichtag aufgelaufenen Gewinne oder Verluste den Korridor von 10 % des Maximums aus dem Barwert der erdienten Pensionsansprüche und den Vermögenswerten einer eventuell vorhandenen externen Versorgungseinrichtung überschreiten.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich aus der Rückstellung des Vorjahres zuzüglich des zum Beginn des Geschäftsjahres ermittelten Pensionsaufwandes und abzüglich der liquiditätswirksamen Zahlungen des aktuellen Geschäftsjahres.

11. Sonstige Passiva

Unter den Sonstigen Passiva werden unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 ausgewiesen. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten wurden in Höhe der voraussichtlichen Inanspruchnahme angesetzt.

12. Währungsumrechnung

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf Euro lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzpositionen sowie Aufwendungen und Erträge unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, mit marktgerechten Kursen am Bilanzstichtag umgerechnet.

13. Verwaltungsaufwand

Der Verwaltungsaufwand wird auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

14. Ertragsteuern

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

BESCHEINIGUNG

An die Bayerische Hypo- und Vereinsbank AG, München:

Rückwirkend zum 1. Januar 2003 soll die DIA-Vermögensverwaltungs-GmbH, München, auf die Hypo Real Estate Holding AG i.Gr., München, abgespalten werden. Die dann in der Hypo Real Estate Holding AG i.Gr., München, gebündelten Aktivitäten wurden, in der Vergangenheit zum Teil in rechtlich selbstständigen Gesellschaften, zum Teil als rechtlich unselbstständige Geschäftsbereiche der Bayerische Hypo- und Vereinsbank AG, München, geführt und in deren Konzernabschluss einbezogen. Die Bayerische Hypo- und Vereinsbank AG, München, hat im Auftrag der Hypo Real Estate Holding AG i.Gr., München, im Rahmen der Börsenzulassung zum 30. Juni 2003 kombinierte Finanzzahlen, bestehend aus Bilanz zum 30. Juni 2003, Gewinn- und Verlustrechnung sowie Kapitalflussrechnung für den Zeitraum vom 1. Januar 2003 bis zum 30. Juni 2003, erstellt, in denen die künftig zu der Hypo Real Estate Holding AG i.Gr., München, gehörenden Einheiten und Aktivitäten einbezogen sind. Bei der Erstellung der kombinierten Finanzzahlen wurden Anpassungen vorgenommen, die gewisse geplante bzw. durchgeführte Maßnahmen der Gesellschaft berücksichtigen und die im Einzelnen in Abschnitt V. der Erläuterungen zu den kombinierten Finanzzahlen der Hypo Real Estate Holding AG i.Gr., München, erläutert sind. Anhang und Lagebericht wurden nicht erstellt.

Wir haben die Anpassungen, die in den Erläuterungen beschrieben sind und deren Zusammenfassung mit den Ausgangsdaten der zu Grunde liegenden gemeldeten Halbjahreszahlen der gemäß den Erläuterungen einbezogenen Gesellschaften zu den kombinierten Finanzzahlen der Hypo Real Estate Holding AG i.Gr., München, für den Zeitraum vom 1. Januar 2003 bis zum 30. Juni 2003 einer prüferischen Durchsicht unterzogen. Auch die Ausgangsdaten sind unserer prüferischen Durchsicht unterzogen worden. Die Anpassungen basieren auf den Annahmen der gesetzlichen Vertreter der Bayerische Hypo- und Vereinbank AG, München; diese Annahmen sind in den Erläuterungen beschrieben.

Wir haben die prüferische Durchsicht der kombinierten Finanzzahlen unter der Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze für die prüferische Durchsicht von Abschlüssen (IDW PS 900) sowie in analoger Anwendung für die prüferische Durchsicht von Pro-Forma-Angaben (IDW PH 9.900.1) vorgenommen. Eine prüferische Durchsicht beschränkt sich in erster Linie auf Befragungen von Mitarbeitern der Gesellschaft und auf analytische Beurteilungen und bietet daher nicht die durch eine Abschlussprüfung erreichbare Sicherheit. Da wir auftragsgemäß keine Abschlussprüfung vorgenommen haben, erteilen wir keinen Bestätigungsvermerk. Da die kombinierten Finanzzahlen eine hypothetische Situation beschreiben, vermitteln sie nicht in allen Einzelheiten die Darstellung, die sich ergeben hätte, wenn die zu berücksichtigenden Ereignisse tatsächlich zu dem genannten Zeitpunkt stattgefunden hätten.

Auf der Grundlage unserer prüferischen Durchsicht sind uns keine Sachverhalte bekannt geworden, die uns zu der Annahme veranlassen, dass

- die den kombinierten Finanzzahlen zu Grunde liegenden Annahmen den wesentlichen Konsequenzen der Unternehmenstransaktion für den Abschluss nicht angemessen Rechnung tragen;
- die vorgenommenen Anpassungen nicht sachgerecht unter Berücksichtigung der Annahmen abgeleitet wurden;
- die Anpassungen nicht zutreffend in den kombinierten Finanzzahlen zum 30. Juni 2003 für die Hypo Real Estate Holding AG i.Gr., München, abgebildet wurden;
- die Anpassungen nicht umfassend und verständlich in den Erläuterungen dargestellt wurden;
- die von der Bayerische Hypo- und Vereinsbank AG, München erstellten kombinierten Finanzzahlen der Hypo Real Estate Holding AG i.Gr., München, zum 30. Juni 2003 nicht entsprechend den Angaben in den Erläuterungen zusammengestellt worden sind.

München, den 8. September 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pastor	Jehle
Wirtschaftsprüfer	Wirtschaftsprüfer

LISTE DES ANTEILSBESITZES DER HYPO REAL ESTATE HOLDING

LISTE DES ANTEILSBESITZES DER HYPO REAL ESTATE HOLDING

Die nachfolgenden Tabellen geben einen Überblick über die Gesellschaften, an denen die Hypo Real Estate Holding mit Wirksamwerden der Abspaltung voraussichtlich direkt oder indirekt beteiligt sein wird.

Direkt gehaltene Gesellschaftsanteile

Gesellschaft	Kapitalanteil	Sitz
DIA Vermögensverwaltungs-GmbH	100%	München

Indirekt gehaltene Gesellschaftsanteile

Aufgeführt sind die Kapitalanteile der Gesellschaften, die der DIA GmbH nach § 16 Abs. 4 AktG zuzurechnen sind.

Gesellschaft	Kapitalanteil	Sitz
DIA Vermögensverwaltungs-GmbH, ist beteiligt an:		
1.1 HVB Bank Ireland, ist beteiligt an	**99,99%**	**Dublin**
HVB Dublin Properties Limited	100,00%	Dublin
HVB Real Estate Capital France S.A., ist beteiligt an	99,99%	Paris
HVB Real Estate Transactions S.A.S.	100,00%	Paris
Société Marseillaise du Tunnel Prado-Carénage S.A.	2,41%	Marseille
HVB Real Estate Capital Iberia, S.A.	100,00%	Madrid
HVB Real Estate Capital Italia S.p.A.	100,00%	Mailand
HVB Real Estate Capital Ltd., ist beteiligt an	99,99%	London
Broadway Centre Ltd.	100,00%	London
HVB Real Estate Investment Banking Limited	100,00%	London
Hypo Property Investment (1992) Limited	100,00%	London
Hypo Property Investment Limited, ist beteiligt an	100,00%	London
The Greater Manchester Property Enterprise Fund Limited	100,00%	London
Hypo Property Participation Limited	100,00%	London
Hypo Property Services Ltd.	100,00%	London
Zamara Investments Limited	100,00%	Gibraltar
Hypo Real Estate Capital Corporation	100,00%	New York
Pfandbrief Bank International S.A.	99,99%	Luxemburg
1.2 HVB Real Estate Bank AG, ist beteiligt an	**100,00%**	**München**
Assumij Beheer B.V., ist beteiligt an	100,00%	Den Haag
FGH Bank N.V., ist beteiligt an	100,00%	Utrecht
B.V. Mij. tot Expl. van O.G. "Lorentzplein III"	100,00%	Amsterdam
Beheerskantoor B.H.F. B.V.	100,00%	Amsterdam
Belfries I B.V., ist beteiligt an	100,00%	Utrecht
B.V. Expl. Mij. Gem.sch.Eigendom "E.G.E. XXXII"	100,00%	Amsterdam
B.V. Vastgoedmij. Ilex VI	100,00%	Utrecht
B.V. Vastgoedmij. Ilex VIII	100,00%	Utrecht
B.V. Vastgoedmij. Ilex X	100,00%	Utrecht
B.V. Expl. Mij. Gem.sch. Eigendom "E.G.E. XXII"	100,00%	Amsterdam
Tumulus B.V.	61,70%	Amsterdam
Bouw-en Exploitatie Mij. "Grosland II" B.V., ist beteiligt an	100,00%	Amsterdam
Blauwhof Buikslobermeerplein B.V.	8,00%	Rotterdam
Cruquius Park Vastgoed B.V.	26,50%	Best
Czaar Peter Beheer B.V.	5,00%	Best
Eurowoningen Grondexploitatie B.V.	8,00%	Rotterdam
Eurowoningen Ontwikkelingsmij. B.V.	50,00%	Rotterdam
Fonteinkruid B.V.	50,00%	Rotterdam
FGH Assetmanagement	100,00%	Utrecht
FGH Expertise B.V., ist beteiligt an	100,00%	Amsterdam
Total Concept Partners B.V.	20,00%	Nijkerk
FGH Hypo Garant Fonds I B.V.	100,00%	Utrecht
G.B.F. Bouw-en Exploitatiemij. B.V.	100,00%	Rijswijk
Nederlandse Hypotheekbank N.V.	100,00%	Amsterdam
O.G. Investment Management Services B.V.	100,00%	Amsterdam
Aufbaugesellschaft Bayern GmbH	13,52%	München
Aufbaugesellschaft Bayern GmbH & Co. Grundbesitz KG	0,07%	München
Bayerische Landessiedlung GmbH	2,94%	München
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0,08%	Berlin
Deutsche Börse AG	0,01%	Frankfurt/Main

Gesellschaft	Kapitalanteil	Sitz
Deutsches Theater Grund- und Hausbesitz GmbH	3,30%	München
Fundus Gesellschaft für Grundbesitz und Beteiligungen mbH, ist beteiligt an	94,00%	München
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH	100,00%	München
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH	100,00%	München
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH	100,00%	Nürnberg
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaft mbH	>0%	München
Immo Trading GmbH	100,00%	München
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bahnhof Berlin KG	5,02%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin Prerower Platz KG	5,15%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle KG	5,01%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Aachen KG	5,00%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Mannheim KG	5,00%	Düsseldorf
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH	>0%	Düsseldorf
LHI Immobilienfonds Verwaltung GmbH & Co. Objekt Hettstedt KG	5,09%	München
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, ist beteiligt an	94,00%	München
Frappant Altona GmbH	94,00%	München
Wedimo Grundstücksverwaltungs GmbH	100,00%	München
PBI-Beteiligungs-GmbH	50,00%	München
Ragnarök Vermögensverwaltungs AG & Co. KG	94,00%	München
Westfälische Hypothekenbank AG, ist beteiligt an	100,00%	Dortmund
Amorfos Grundstücksgesellschaft mbH & Co. KG	2,50%	Berlin
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0,01%	Berlin
Deutsche Börse AG	0,01%	Frankfurt/Main
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH	100,00%	Dortmund
ILLIT Grundstücks- und Verwaltungsgesellschaft mbH & Co. KG	5,00%	Grünwald
Immovation GmbH	100,00%	Dortmund
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	10,00%	Grünwald
PBI-Beteiligungs-GmbH	16,67%	München
Sano Grundstück-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	33,30%	Düsseldorf
Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG	33,30%	Düsseldorf
Westhyp Finance B.V.	100,00%	Amsterdam
Westhyp Immobilien Holding GmbH	100,00%	Dortmund
WestHyp Immobilien Management GmbH	100,00%	Dortmund
WestHyp Immobilien Management GmbH & Co. KG	94,00%	Dortmund
WILMA Bouwfonds Bauprojekte GmbH & Co. "An den Teichen" KG	5,00%	Ratingen
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG	33,00%	München
1.3 PBI-Beteiligungs-GmbH	**16,67%**	**München**
1.4 Württembergische Hypothekenbank AG, ist beteiligt an	**93,77%**	**Stuttgart**
Aerodom Bureau Verwaltungs GmbH	32,00%	Berlin
Airport Bureau Verwaltungs GmbH	32,00%	Berlin
Credit Foncier et Communal d´Alsace et de Lorraine	4,33%	Strasbourg
GfA-Gesellschaft für Anwendungssoftware mbH	33,33%	Stuttgart
GfI-Gesellschaft für Immobilienentwicklung und -verwaltung mbH	100,00%	Stuttgart
GfR-Gesellschaft für Rechenzentrumsleistungen mbH	100,00%	Stuttgart
PBI-Beteiligungs-GmbH	16,67%	München
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH	50,00%	Stuttgart
SP Projektentwicklung Schönefeld GmbH & Co. KG	50,00%	Stuttgart
Vierte Airport Bureau Center KG, Areal Bau- Investitionen GmbH & Co.	32,00%	Berlin
WH-Erste Grundstücks Verwaltungs GmbH	100,00%	Norderfriedrichskoog
WH-Erste Grundstücks GmbH & Co. KG	94,00%	Norderfriedrichskoog
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH	100,00%	Stuttgart
BNL – Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0,01%	Berlin
KOROS Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	2,50%	Grünwald
Stuttgarter Volksbank AG	0,18%	Stuttgart

ABKÜRZUNGEN UND DEFINITIONEN

ABS	Asset Backed Securities (siehe Glossar)
ADRs	American Depositary Receipts; hier: von der JPMorgan Chase Bank als Depositary Bank in den USA aufgelegte und in US Dollar ausgestellte Zertifikate, die jeweils eine Stammaktie der Gesellschaft verbriefen
AktG	Das Aktiengesetz
Altverbindlichkeiten	Verbindlichkeiten der HVB AG, die vor dem Wirksamwerden der Abspaltung begründet worden sind
AV-Z	Die AV-Z Kapitalgesellschaft GmbH, Grünwald
BaFin	Die Bundesanstalt für Finanzdienstleistungsaufsicht
BaKred	Das frühere Bundesaufsichtsamt für das Kreditwesen, das mit den Bundesaufsichtsämtern für den Wertpapierhandel und das Versicherungswesen in die heutige BaFin übergeleitet wurde
Bankgesetz	Das luxemburgische Gesetz über den Finanzsektor
Basel II	Die Neufassung der vom Basler Ausschuss für Bankenaufsicht erarbeiteten Eigenkapitalvereinbarung
BIP	Bruttoinlandsprodukt
BörsG	Das Börsengesetz
CBD	Central Business District
CECEI	Die französische Bankaufsichtsbehörde *Comité des établissements de crédit et des entreprises d'investissement*
CHF	Schweizer Franken
CLN	Credit Linked Notes (siehe Glossar)
DIA GmbH	Die DIA Vermögensverwaltungs-GmbH, München, in der das gewerbliche Immobilienfinanzierungsgeschäft der HVB AG vor der Abspaltung zusammengefasst wurde und deren Anteile im Wege der Abspaltung auf die neu zu gründende Hypo Real Estate Holding übertragen werden
DM	Die vor der Einführung des Euro geltende Landeswährung der Bundesrepublik Deutschland
Ernst & Young	Die Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, München
ESAEG	Das Einlagensicherungs- und Anlegerentschädigungsgesetz
Euro, EUR oder €	Die gemeinsame Währung von zwölf Mitgliedstaaten der Europäischen Wirtschafts- und Währungsunion, die am 1. Januar 2002 an die Stelle der Landeswährungen der betreffenden Staaten trat
EZB	Die Europäische Zentralbank
FGH Bank	Die FGH Bank N.V., Utrecht, Niederlande; eine indirekte Tochtergesellschaft der HRE Bank, die gemäß Letter of Intent vom 22. Juli 2003 an die Rabobank verkauft werden soll
GBP	Britische Pfund

Genussscheine	Die Stück 2.000.000 auf den Inhaber lautenden Genussscheine der künftigen Hypo Real Estate Holding, jeweils mit einem Nennbetrag von DM 100,- (rund € 51,13) und mit Ausschüttungsberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr
Gesellschaft	Siehe Hypo Real Estate Holding
HGB	Das Handelsgesetzbuch
HRE Bank	Die Hypo Real Estate Bank Aktiengesellschaft, München, zusammen mit ihren direkten und indirekten Tochter- und Beteiligungsgesellschaften, die durch die Verschmelzung von drei Tochtergesellschaften der HVB AG entstanden ist
HVB AG	Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München
HVB AG-Genussrechte	Die von der HVB AG im Jahre 1997 emittierten Genussrechte (WKN 802180)
HVB Group	Die HVB AG zusammen mit ihren direkten und indirekten konsolidierten Tochter- und Beteiligungsgesellschaften
HVB Luxemburg	Die HVB Banque Luxembourg S.A., Luxemburg
HypBankG	Das Hypothekenbankgesetz
Hypo Deutschland	Eine der drei operativen Geschäftseinheiten der Hypo Real Estate Group, bestehend aus der HRE Bank und der WestHyp
Hypo International	Die Hypo Real Estate Bank International, Dublin, Irland, zusammen mit ihren direkten und indirekten Tochter- und Beteiligungsgesellschaften; eine der drei operativen Geschäftseinheiten der Hypo Real Estate Group
Hypo Real Estate Group	Die Hypo Real Estate Holding zusammen mit ihren direkten und indirekten konsolidierten Tochter- und Beteiligungsgesellschaften
Hypo Real Estate Holding	Die mit Wirksamwerden der Abspaltung neu entstehende Gesellschaft (Hypo Real Estate Holding AG, München), auf die im Rahmen der Abspaltung gemäß Beschluss der ordentlichen Hauptversammlung der HVB AG vom 14. Mai 2003 das gewerbliche Immobilienfinanzierungsgeschäft der HVB AG übertragen wird
IAS	International Accounting Standards (siehe Glossar)
IFRS	International Financial Reporting Standards (siehe Glossar)
IFSRA	Die Irish Financial Services Regulatory Authority
JPY	Japanische Yen
KfW	Die Kreditanstalt für Wiederaufbau
KPMG	Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, München
KWG	Das Gesetz über das Kreditwesen (Kreditwesengesetz)
MaH	Die Mindestanforderungen an das Betreiben von Handelsgeschäften der Kreditinstitute
MaK	Die Mindestanforderungen an das Kreditgeschäft der Kreditinstitute, die bis spätestens Ende 2005 von den Kreditinstituten umzusetzen sind

MBS	Mortgage Backed Securities (siehe Glossar)
Münchener Rück	Die Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
NOK	Norwegische Kronen
PBI GmbH	Die PBI-Beteiligungs-GmbH, München
PBI Lux	Die Pfandbrief Bank International S.A., Luxemburg; eine Tochtergesellschaft der Hypo Real Estate Bank International
Prospekt	Dieser Börsenzulassungsprospekt, der von der Zulassungsstelle der Frankfurter Wertpapierbörse am 19. September 2003 gebilligt wurde
Rabobank	Die Coöperatieve Centrale Raiffeisen-Boerenleen Bank B.A., Amsterdam, Niederlande
REC France	Die HVB Real Estate Capital France S.A. in Paris, Frankreich; eine Tochtergesellschaft der Hypo Real Estate Bank International
REC Iberia	Die HVB Real Estate Capital Iberia S.A. in Madrid, Spanien; eine Tochtergesellschaft der Hypo Real Estate Bank International
REC Italia	Die HVB Real Estate Capital Italia S.p.A. in Mailand, Italien; eine Tochtergesellschaft der Hypo Real Estate Bank International
RECs	Real Estate Capital Gesellschaften, jeweils Tochtergesellschaften der Hypo Real Estate Bank International. RECs bestehen derzeit in Frankreich, Italien, Spanien, im UK und in den USA
REC UK	Die HVB Real Estate Capital Limited in London, UK; eine Tochtergesellschaft der Hypo Real Estate Bank International
REC USA	Die Hypo Real Estate Capital Corporation in Delaware, USA; eine Tochtergesellschaft der Hypo Real Estate Bank International
Risikoschirm	Die Verpflichtung der HVB AG gegenüber der HRE Bank und (nachrangig) der WestHyp zum Ausgleich bestimmter Kreditrisiken des Kreditportfolios dieser beiden Gesellschaften in Höhe von bis zu € 590 Mio.
Stammaktien	Die Stück 130.433.775 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien) der künftigen Hypo Real Estate Holding, jeweils mit einem auf die einzelne Stückaktie entfallenden rechnerischen Nennbetrag von € 3,- und mit voller Gewinnanteilberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr
StVergAbG	Das Gesetz zum Abbau von Steuervergünstigungen und Ausnahmeregelungen
UmwG	Das Umwandlungsgesetz
UK	United Kingdom
USD	Dollar der Vereinigten Staaten von Amerika
WestHyp	Die Westfälische Hypothekenbank Aktiengesellschaft, Dortmund, zusammen mit ihren Tochter- und Beteiligungsgesellschaften; eine Tochtergesellschaft der HRE Bank, die auf diese verschmolzen werden soll

WpHG	Das Gesetz über den Wertpapierhandel
WpÜG	Das Wertpapiererwerbs- und Übernahmegesetz
WürttHyp	Die Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart, zusammen mit ihren Tochter- und Beteiligungsgesellschaften; eine der drei operativen Geschäftseinheiten der Hypo Real Estate Group

GLOSSAR

Adressrisiko (Adressenausfallrisiko)

Gefahr des teilweisen oder vollständigen Ausfalls einer von einem bestimmten Geschäftspartner vertraglich zugesagten Leistung.

Arranger

Bank, die bei einer Syndizierung im Auftrag des Kreditnehmers das Konsortium zusammenbringt und für die Strukturierung und Abwicklung der Transaktion verantwortlich ist.

Asset-Backed-Securities (ABS)

In den USA Mitte der 1980er Jahre entwickeltes Instrument der "Forderungsgesicherten Verbriefung", also der Umwandlung von Buchkrediten in Wertpapiere.

Available for Sale-Finanzinstrumente

Finanzielle Vermögenswerte, bei denen es sich nicht um vom Unternehmen ausgereichte Kredite und Forderungen, um zu Handelszwecken gehaltene Finanzinstrumente oder um Held to Maturity-Finanzinstrumente handelt. Unter die Available for Sale-Finanzinstrumente fallen vor allem festverzinsliche Wertpapiere, die nicht bis zur Endfälligkeit gehalten werden können oder sollen, sowie Eigenkapitalinstrumente, die nicht Held to Maturity-Bestände sein können, da es ihnen an einer Endfälligkeit fehlt.

Basel II

Mit "Basel I" werden die 1988 erstmals gesetzten regulatorischen Standards zur Eigenkapitalunterlegung von Bankgeschäften bezeichnet. Diese Regelungen werden derzeit vom Baseler Ausschuss überarbeitet. Der neue, in der Vorbereitungs- und Konsultationsphase stehende Regelungstext wird kurz "Basel II" genannt. Mit Basel II soll die bislang relativ pauschale Eigenkapitalunterlegung wesentlich stärker am tatsächlich vorhandenen Risiko der Bank ausgerichtet werden. Zu diesem Zweck soll sich die Unterlegung von Adressenausfallrisiken mit Eigenmitteln künftig insbesondere am Rating (extern bzw. bankintern) der Kreditnehmer orientieren. Gleichzeitig werden gestellte Sicherheiten des Kreditnehmers anders und differenzierter berücksichtigt als bisher. Auch operationelle Risiken sind künftig von den Banken mit Eigenkapital zu unterlegen.

BIZ

Die BIZ (Bank für Internationalen Zahlungsausgleich) mit Sitz in Basel ist die Zentralbank der Zentralbanken. Sie ist insbesondere zuständig für grenzüberschreitende Bankenaufsicht und für die Schaffung international geltender Eigenkapitalanforderungen an die überregional tätigen Banken.

Bonität

Maß für die Ausfallgefährdung eines Kreditnehmers bzw. die Kreditwürdigkeit eines Anleihe-Emittenten. Je schlechter die Bonität eingeschätzt wird, umso höher ist die Wahrscheinlichkeit eines Verlustes aus einem Kreditgeschäft bzw. umso höher sind die Zinsen, die als Risikoprämie vom Emittenten gezahlt werden müssen.

Credit Default Swap

Bei Eintritt eines vorab spezifizierten Kreditereignisses (Insolvenz, Bonitätsverschlechterungen etc.) auf Seiten des Schuldners des zugrunde liegenden Referenzaktivums leistet der Sicherungsgeber eine Ausgleichszahlung an den Sicherungsnehmer. Der Sicherungsgeber erhält vom Sicherungsnehmer, unabhängig vom tatsächlichen Eintritt des Kreditereignisses, für die Übernahme des Kreditrisikos eine entsprechende Prämienzahlung.

Credit Linked Note (CLN)

Eine vom Sicherungsnehmer emittierte Schuldverschreibung, die nur dann am Laufzeitende zum Nennwert zurückgezahlt wird, wenn ein vorab spezifiziertes Kreditereignis auf Seiten des Schuldners des zugrunde liegenden Referenzaktivums nicht eintritt. Kommt es jedoch zu einem entsprechenden

Kreditereignis, wird die Credit Linked Note unter Abzug eines vereinbarten Ausgleichsbetrages zurückgezahlt. Im Unterschied zu den Credit Default Swaps leistet der Sicherungsgeber seine Geldzahlung an den Sicherungsnehmer im Vorhinein.

Deckungsmasse/-stock

Bestand an Vermögenswerten, die zur Besicherung der von der Hypothekenbank ausgegebenen Pfandbriefe dienen. Für Hypotheken- und für Öffentliche Pfandbriefe gibt es jeweils eine Deckungsmasse, die zum größten Teil aus Hypotheken- bzw. Kommunaldarlehen besteht, die in das Hypotheken- bzw. in das Deckungsregister eingetragen werden. Der Gesamtbetrag der im Umlauf befindlichen Pfandbriefe muss jederzeit durch Hypotheken- bzw. Kommunaldarlehen von mindestens gleicher Höhe und gleichem Zinsertrag gedeckt sein. Ein vom Staat bestellter, unabhängiger Treuhänder kontrolliert, dass die vorgeschriebene Deckung dauernd vorhanden ist sowie den Eintrag der Hypotheken- und Kommunaldarlehen in das Hypotheken- bzw. in das Deckungsregister.

Derivate

Finanzinstrumente, die von originären, am Kassamarkt gehandelten Anlageinstrumenten (z.B. Aktien, Anleihen, Devisen) abgeleitet und vorwiegend zu Hedgingzwecken eingesetzt werden; ihre Bewertung bestimmt sich überwiegend durch Preis, Preisschwankungen und -erwartungen der zugrunde liegenden Ausgangsinstrumente; bekannteste Derivate sind Swaps, Optionen und Futures.

Developer

Developer initiieren und realisieren Immobilienprojekte, meist Gewerbebauten in größerer Dimension, um sie möglichst noch während der Bauzeit zu veräußern.

Eigenmittel

Die bankaufsichtsrechtlichen Eigenmittel sind durch die Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 geregelt. Sie setzen sich aus dem haftenden Eigenkapital und den Drittrangmitteln zusammen. Das haftende Eigenkapital besteht aus Kernkapital (vor allem aus gezeichnetem Kapital und aus Rücklagen) und aus Ergänzungskapital (insbesondere Genussrechtskapital, nachrangigen Verbindlichkeiten, Vorsorgereserven nach § 340f HGB und Neubewertungsreserven in Wertpapieren und Immobilien).

Einlagensicherungsfonds

Freiwilliges Einlagensicherungssystem des Bundesverbandes deutscher Banken e.V. mit der Aufgabe, bei drohenden oder bestehenden finanziellen Schwierigkeiten von Mitgliedsbanken Hilfe zu leisten und so Kundeneinlagen zu sichern. Der Einlagensicherungsfonds wird durch die Entrichtung von Umlagen der Mitgliedsbanken finanziert. Dieser Einlagenschutz ist gegenüber dem staatlich vorgeschriebenen Einlagenschutz durch die Entschädigungseinrichtung deutscher Banken GmbH subsidiär.

Emission

Ausgabe von Wertpapieren; die Emission erfolgt entweder auf direktem Wege (Selbstemission) oder durch Vermittlung von Kreditinstituten (Fremdemission). Das Kreditinstitut führt dabei entweder den Verkauf kommissionsweise für Rechnung des Emittenten durch oder übernimmt die Wertpapiere zu einem festen Kurs und bietet sie zu einem höheren Kurs dem Publikum an (Platzierung).

Exposure

Der einem Adressrisiko unterliegende positive Marktwert eines Geschäfts bzw. die zum Zeitpunkt des möglichen Ausfalls erwartete Inanspruchnahme einer Kreditlinie.

Fair-Value-Bewertung (partiell)

IAS 39 sieht für diejenigen Finanzinstrumente, die nicht bis zur Endfälligkeit gehalten werden, eine Bewertung mit dem "fair value" vor. Danach werden die Finanzinstrumente in der Bilanz zum Marktwert bilanziert.

Financial Covenants

Financial Covenants sind Auflagen bzw. Nebenbestimmungen insbesondere zu Kreditverträgen. Sie regeln Verhaltenspflichten und enthalten Rechtsfolgeklauseln in Form von Sanktionen. Ihr Ziel ist ein

"bonitätserhaltendes Verhalten" des Kreditnehmers. Dies betrifft seine Zahlungsfähigkeit, seine Vermögens- und Haftungsmasse, die gesellschaftsrechtliche Struktur, die Identität des Kreditnehmers sowie die Wahrung der Rangfolge und Verwertungspriorität.

Gemischte Hypothekenbank/Gemischtbankprivileg/Gemischtbankstatus

Eine gemischte Hypothekenbank bzw. eine Hypothekenbank mit erweitertem Geschäftsbetrieb ist ein Kreditinstitut, das neben dem typischen Hypothekenbankgeschäft auch andere Bankgeschäfte betreiben darf. Aufgrund von Übergangsvorschriften sind Hypothekenbanken, die bereits vor In-Kraft-Treten des HypBankG bestanden, nicht an die Beschränkungen, die das HypBankG für andere Geschäfte als das typische Hypothekenbankgeschäft auferlegt, gebunden, soweit sie bis zu 1. Mai 1898 diese Geschäfte gemäß den Bestimmungen ihrer Satzung betrieben haben. In Deutschland existieren zur Zeit drei gemischte Hypothekenbanken, die von der BaFin beaufsichtigt werden.

Hedging

Absicherung bestehender oder künftiger Positionen gegen Risiken (z.B. Kurs- und Zinsänderungsrisiken). Zu einer Position wird eine Gegenposition aufgebaut und so das Risiko ganz oder teilweise ausgeglichen.

Held to Maturity-Finanzinstrumente

Von Dritten erworbene finanzielle Vermögenswerte, die eine feste Laufzeit sowie feste oder bestimmbare Zahlungen haben und bei denen die Absicht und Fähigkeit zum Halten bis zur Endfälligkeit besteht.

Interest Subparticipation

Beteiligung an den Zinserträgen aus dem Referenzportfolio. Dient im Rahmen von Verbriefungstransaktionen als Investitionsanreiz für Tranchen mit erhöhtem Verlustrisiko.

International Accounting Standards (IAS)

IAS werden vom IASC (International Accounting Standards Committee) herausgegeben, einer internationalen Fachorganisation, die von mit Rechnungslegungsfragen befassten Berufsverbänden getragen wird. Ziel ist es, eine transparente und vergleichbare Rechnungslegung auf internationaler Basis zu schaffen.

International Financial Reporting Interpretations Committee (IFRIC)

Diese Institution wurde 1997 unter dem Namen Standing Interpretations Committee ins Leben gerufen. Im März 2002 wurde sie in IFRIC umbenannt. Die Aufgabe des IFRIC ist es, weltweit eine einheitliche und vergleichbare Anwendung der IFRS zu gewährleisten, indem es interpretationsbedürftige Bilanzierungsregeln einer einheitlichen Auslegung zuführt.

International Financial Reporting Standards (IFRS)

Die IFRS umfassen die bisherigen International Accounting Standards (IAS) und Interpretationen des Standing Interpretations Committee sowie die Standards und Interpretationen, die vom IASC künftig herausgegeben werden.

Investor Relations

Aufgabe eines Investor-Relations-Teams ist die Kapitalmarktkommunikation mit den Aktionären und den Finanzanalysten. Im Mittelpunkt stehen Informationen über Strategien, finanzielle Kennzahlen und die zentralen Werttreiber eines Unternehmens.

Jumbo-Pfandbriefe

Pfandbriefe mit einem Emissionsvolumen von mehr als € 500 Mio.; es handelt sich um Öffentliche Pfandbriefe (zur Refinanzierung von Kommunaldarlehen) oder um Hypothekenpfandbriefe (zur Refinanzierung von Immobiliendarlehen).

Kommunalgeschäft

Hypothekenbankgeschäft, das die Vergabe von Darlehen an Bund, Länder und Gemeinden (Kommunen) und an andere Körperschaften und Anstalten des öffentlichen Rechts sowie an Mitgliedstaaten und Einrichtungen der Europäischen Union (EU) und bestimmte andere Staaten und öffentliche Stellen bezeichnet.

Kreditderivate

Derivative Finanzinstrumente, die einem Beteiligten des Geschäfts (dem Risikoverkäufer bzw. Sicherungsnehmer) erlauben, das Kreditrisiko einer Forderung oder eines Wertpapiers an einen anderen (den Risikokäufer bzw. Sicherungsgeber) gegen Zahlung einer Prämie zu transferieren. Der Risikokäufer trägt somit das Kreditrisiko der Forderung oder des Wertpapiers, ohne dieses tatsächlich erwerben zu müssen, siehe Credit Default Swaps und Credit Linked Notes.

Mark-To-Market

Tägliche oder laufende Bewertung aller Positionen mit ihrem Marktwert.

Marktrisikoposition

Die Marktrisikoposition im Sinne des Grundsatzes I umfasst die Fremdwährungs-, Rohwaren- und Optionsrisiken sowie die Risikopositionen des Handelsbuchs wie zins- und aktienkursbezogene Risiken sowie Adressenausfallrisiken des Handelsbuchs.

Monte-Carlo-Simulation

Ein mathematisches Verfahren, das durch wiederholt ausgeführte Berechnungen und Verwendung von Zufallszahlen eine Näherungslösung für ein kompliziertes Problem ermittelt. Die Monte-Carlo-Simulation, so benannt aufgrund der Verwandtschaft zu Glücksspielen, bietet sich in Situationen an, in denen man zwar die Wahrscheinlichkeit eines bestimmten Ereignisses kennt oder berechnen kann, eine Einbeziehung der komplexen Effekte vieler anderer Einflussfaktoren jedoch nicht möglich ist.

Mortgage Backed Securities (MBS)

Im Rahmen einer MBS-Transaktion veräußert ein Kreditinstitut Teile seines Bestands an hypothekarisch gesicherten Darlehen oder auch nur die Risiken hieraus im Rahmen eines so genannten True Sale bzw. synthetisch üblicherweise an eine eigens dafür gegründete Gesellschaft (Special Purpose Vehicle), die sich ihrerseits durch die Emission von Wertpapieren, nämlich den MBS, refinanziert. Im Unterschied zum True Sale werden bei synthetischen Verbriefungen nicht die Darlehen selbst verkauft, sondern Kreditderivate werden zur Absicherung der Kreditausfallrisiken emittiert.

Operational Risk

Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Option

Eine Option gewährt dem Käufer das Recht, eine festgelegte Menge eines bestimmten Basiswertes (z.B. Aktien oder Währungen) von einem Vertragspartner zu einem beim Abschluss bestimmten Preis zu kaufen oder zu verkaufen. Die Ausübung der Option findet entweder zu einem vorher festgelegten Zeitpunkt (europäische Option) oder bis zu diesem Zeitpunkt (amerikanische Option) statt; für dieses Recht zahlt der Käufer eine Optionsprämie.

Pfandbriefe

Von Hypothekenbanken ausgegebene Schuldverschreibungen, die der Refinanzierung ausgereichter, grundpfandrechtlich gesicherter Darlehen bzw. Kommunaldarlehen dienen.

Portfolio

Die Gesamtheit der Anlagen einer Person oder Gesellschaft; enthält meist verschiedene Vermögenswerte (z.B. Aktien, Fondsanteile, Renten, Immobilien).

Rating

Bonitätsurteil eines Finanztitels (Emissions-Rating) oder eines Schuldners (Emittenten-Rating), das durch unabhängige Ratingagenturen vergeben wird.

Real Estate Investment Banking

Begleitet einerseits große Immobilieninvestitionen und -transaktionen in den Markt – mit Bereitstellung von Eigen- und Fremdkapital (Structured Finance) sowie mit Dienstleistungen (Real Estate M&A, Financial Advisory) –, verkauft andererseits die generierten Immobilienfinanzierungs-Risiken über Syndizierung, Direktplatzierung oder Verbriefung am Kapital- und Kreditzweitmarkt.

Referenzaktivum (eines Kreditderivats)

Bildet als Teil eines Kreditderivatevertrags den Vermögensgegenstand (z.B. Kredit oder Wertpapier) nach, dessen Kreditrisiken abgesichert werden sollen.

Relationship Banking

Regionale, flächendeckende Kundenbetreuung und -beratung; fokussiert auf den mittleren und gehobenen Mittelstand sowie ausgewählte Wachstumsunternehmen.

Risikoaktiva

Um die Adressenausfallrisiken des Anlagebuches, die aus der unterschiedlichen Bonität der Emittenten bzw. Geschäftspartner resultieren, aufsichtsrechtlich abbilden zu können, werden Bilanzaktiva, außerbilanzielle Geschäfte (z.B. Bürgschaften und Garantien für Bilanzaktiva) sowie Termingeschäfte, Swaps und Optionsrechte mit - von der Bonitätsklasse der Emittenten bzw. Geschäftspartner abhängigen - (Bonitäts-)Gewichtungsfaktoren risikogewichtet. Diese risikogewichteten Aktiva sind im Grundsatz I mit 8 % haftendem Eigenkapital zu unterlegen (zu den Risiken im Handelsbuch siehe Marktrisikoposition).

Risikocontrolling

Laufende Risikomessung und -überwachung inklusive Methodenentwicklung sowie entsprechende Risikoanalyse/Berichtswesen durch neutrale, unabhängige Einheit.

Risikosteuerung

Operative Geschäftssteuerung spezifischer Portfolios unter Risiko-Rendite-Gesichtspunkten.

Risk Assessment

Systematische Identifikation und Bewertung wesentlicher Operational Risks der Bank mit dem Ziel der Ermittlung des Risikoprofils von relevanten Konzerneinheiten.

Spread

Auf-/Abschlag gegenüber einem bestimmten Referenzzinssatz.

Swap

Austausch von Zahlungsströmen, insbesondere Tausch von festen und variablen Zinsverpflichtungen (Zinsswap) bzw. Tausch von Festsatzverbindlichkeiten in unterschiedlichen Währungen (Währungsswap).

Syndizierung

Kreditvergabe oder Wertpapieremission (Anleihen oder Aktien) unter Einschaltung eines Konsortiums.

Synthetische MBS-Transaktionen

Verbriefung von Immobilienrisiken; hierbei verbleiben die Forderungen in der Bilanz des Risikoverkäufers; das Risiko wird in Form von Kreditderivaten oder strukturierten Garantien ausplatziert.

Value-at-Risk-Methode

Methode zur Risikoquantifizierung; misst die potenziellen künftigen Verluste, die innerhalb eines vorgegebenen Zeitraums und mit einer bestimmten Wahrscheinlichkeit nicht überschritten werden. Der so ermittelte Betrag wird als Value at Risk bezeichnet.

Verbriefung (Securitisation)

Beschaffung von Finanzierungsmitteln durch die wertpapiermäßige Unterlegung bzw. Umwandlung von Forderungen, z.B. Anleihen. Ziel ist dabei vor allem, diese Forderungen über organisierte Kapitalmärkte (z.B. Börse) handelbar zu machen. Der Kapitalgeber (Gläubiger) und somit Erwerber der verbrieften Forderung übernimmt das Risiko von Marktpreisschwankungen des Wertpapiers sowie den Kreditausfall; der Kapitalnehmer (Schuldner) muss seine Bonität öffentlich nachweisen durch regelmäßige Berichterstattung bzw. eine möglichst gute Einstufung durch eine Ratingagentur.

Volatilität

Gibt die Streuung des Basiswerts, z.B. einer Aktie, um seinen Mittelwert, z.B. einen Index, über einen festgelegten Zeitraum an und gilt als Kriterium zur Beurteilung des Risikos des Basiswertes. Je höher die Volatilität eines Finanzinstruments ist, desto größer ist das damit verbundene Risiko, aber auch die Chance, höhere Gewinne zu realisieren.

GESCHÄFTSGANG UND -AUSSICHTEN

Die Gründung der Hypo Real Estate Holding AG erfolgt mit der Eintragung der Abspaltung in das Handelsregister der HVB AG sowie der Eintragung der Hypo Real Estate Holding AG in das Handelsregister voraussichtlich am 1. oder 2. Oktober 2003. Die gemäß Spaltungsplan vom 26. März 2003 notwendigen Transaktionsschritte innerhalb der neuen Hypo Real Estate Group sind durch Bündelung sämtlicher Beteiligungen unterhalb der DIA GmbH mittlerweile abgeschlossen. Die Gründungsprüfung wurde durch Ernst & Young vorgenommen; sowohl die Anmeldung zur Eintragung in das Handelsregister der HVB AG als auch die Anmeldung zur Eintragung in das Handelsregister der Hypo Real Estate Holding AG erfolgten im August 2003.

Darüber hinaus werden noch Kreditportfolien mit einem Volumen von ca. € 8,2 Mrd. bezogen auf Inanspruchnahmen (Stand: 30. Juni 2003) durch physische und synthetische Übertragungsvorgänge an die Hypo Real Estate Bank International übertragen. Gemäß einem Memorandum of Understanding vom 11./13. August 2003 zwischen der HVB AG, der HVB Americas Inc. und der Hypo Real Estate Bank International ist der Erwerb des bestehenden US-Portfolios der HVB AG in Höhe von ca. € 4,6 Mrd. durch die Hypo Real Estate Bank International geplant. Niederlassungen der Hypo Real Estate Bank International wurden in Italien, Luxemburg, Schweden und im UK errichtet; weitere Niederlassungen werden derzeit in Deutschland, Frankreich, den Niederlanden, Portugal und Spanien gegründet. Die Errichtung einer Repräsentanz in Japan ist für Anfang 2004 geplant. Darüber hinaus wird derzeit ein möglicher Markteintritt in China geprüft.

Die Beteiligungen an der PBI Lux sowie an den RECs in Frankreich, Italien, Spanien und im UK wurden auf die Hypo Real Estate Bank International übertragen. Die DIA GmbH hält mittlerweile insgesamt 93,77 % der Anteile an der WürttHyp. Gemäß Letter of Intent vom 22. Juli 2003 ist beabsichtigt, die FGH Bank nach dem Wirksamwerden der Abspaltung an die Rabobank zu verkaufen. Nach Erwerb sämtlicher Anteile an der WestHyp durch die DIA GmbH wurden diese gemäß dem Kauf- und Abtretungsvertrag vom 28. Juli 2003 von der DIA GmbH auf die HRE Bank übertragen. Die Verschmelzung der WestHyp auf die HRE Bank soll am 3. November 2003 in die jeweiligen Handelsregister eingetragen werden. Nachdem der Squeeze-out bei der HRE Bank am 3. September 2003 in das Handelsregister eingetragen worden ist, wurde die Börsennotierung der Aktie der HRE Bank am 10. September 2003 eingestellt und anschließend die Zulassung zurückgenommen.

Nach dem Wirksamwerden der Abspaltung sind weitere gesellschaftsrechtliche Maßnahmen innerhalb der Hypo Real Estate Group geplant (siehe "Die Abspaltung — Geplante weitere Schritte").

Nach Ansicht der Gesellschaft verläuft das zweite Halbjahr bis zum 31. August 2003 bislang zufriedenstellend für die Hypo Real Estate Group: So belaufen sich die Neugeschäftszusagen seit dem 30. Juni 2003 bei der Hypo International (inklusive PBI Lux) auf € 2,25 Mrd. im Immobilienfinanzierungsgeschäft und € 0,07 Mrd. im Kommunalgeschäft und bei der WürttHyp auf € 0,03 Mrd. im Immobilienfinanzierungsgeschäft und auf € 0,30 Mrd. im Kommunalgeschäft. Bei der Hypo Deutschland wurde im Hinblick auf die Sanierungsstrategie auf Neugeschäftszusagen weitestgehend verzichtet. Das Bestandsportfolio der Immobilienfinanzierung der Hypo Deutschland ist seit dem 30. Juni 2003 auf € 41,1 Mrd. reduziert worden. Insgesamt strebt die Gesellschaft an, das Bestandsportfolio der Hypo Deutschland (einschließlich Kommunalkredite) bis Ende 2003 auf ca. € 78 Mrd. abzubauen. Die laufenden Aufwendungen und die Restrukturierungsaufwendungen haben sich seit dem 30. Juni erwartungsgemäß entwickelt. Aus heutiger Sicht ist zu erwarten, dass die Hypo Deutschland auch unter Berücksichtigung des von der HVB AG zur Verfügung gestellten Risikoschirms und der anfallenden Restrukturierungsaufwendungen im Geschäftsjahr 2003 mit einem Verlust nach IFRS abschließen wird, während die Hypo International und die WürttHyp voraussichtlich deutlich positiv abschließen werden. Für die Hypo Real Estate Group rechnet die Gesellschaft aus heutiger Sicht für das Jahr 2003 mit einem insgesamt positiven Ergebnis nach Steuern (nach IFRS).

Die angestrebten Kernkapitalquoten (nach BIZ) betragen für die Hypo International 8,5 %, für die WürttHyp 6,75 % und für die Hypo Deutschland 7,0 %.

München, im September 2003

Hypo Real Estate Holding AG i.Gr.

Aufgrund des vorstehenden Börsenzulassungsprospekts sollen

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard)

Stück 130.433.775 auf den Inhaber lautende
Stammaktien ohne Nennbetrag (Stückaktien)

– Wertpapier-Kenn-Nummer 802 770 –
– ISIN DE 000 802 770 7 –
– Common Code 17329707 –

jeweils mit einem auf die einzelne Stückaktie entfallenden rechnerischen Nennbetrag von € 3,- und mit voller Gewinnanteilberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

sowie

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse (General Standard)

Stück 2.000.000 auf den Inhaber lautende Genussscheine

– Wertpapier-Kenn-Nummer 802 773 –
– ISIN DE 000 802 773 1 –
– Common Code 17329871 –

jeweils mit einem Nennbetrag von DM 100,- (rund € 51,13) und mit Ausschüttungsberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

aus der bereits zum Handelsregister angemeldeten und voraussichtlich am 1. oder 2. Oktober 2003 in das Handelsregister einzutragenden Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, gemäß Beschluss ihrer ordentlichen Hauptversammlung vom 14. Mai 2003 auf die im Rahmen der Abspaltung neu zu gründende Hypo Real Estate Holding AG, München, (Abspaltung zur Neugründung)

der
künftigen

Hypo Real Estate Holding AG
München

zugelassen werden.

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
München